As filed with the Securities and Exchange Commission on February 4, 2011

File No. 333-170130
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LYONDELLBASELL INDUSTRIES N.V.
(Exact name of registrant as specified in its charter)

The Netherlands (State or other jurisdiction of incorporation or organization)	2860 (Primary Standard Industrial Classification Code Number)	98-0646235 (I.R.S. Employer Identification Number)

Weena 737
3013AM Rotterdam
The Netherlands
31 10 275 5500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Craig B. Glidden
Weena 737
3013AM Rotterdam
The Netherlands
31 10 275 5500
(Name, Address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration Statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration Statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered(1)	per Share(1)	Offering Price	Registration Fee(1)
Ordinary shares, par value €0.04 per share(2)	32,978,193	$36.52	$1,204,363,608.36	$139,826.61

(1)	The Form S-1 filed October 25, 2010 included 258,602,043 shares to be registered, and $506,870 in registration fees were paid on that date. In this Amendment No. 1, an additional 32,978,193 shares are being registered and only the filing fee for the registration of the additional shares is being paid herewith. Estimated solely for the purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low sales prices of the registrant’s ordinary shares on February 2, 2010, as reported on the New York Stock Exchange.

(2)	The Form S-1 as filed on October 25, 2010 included 150,197,023 Class A shares, 108,405,020 Class B ordinary shares and an additional 108,405,020 Class A shares issuable upon conversion of Class B shares into Class A shares. At the close of business on December 6, 2010, all Class B shares converted into Class A shares on a one-to-one basis. The proposed maximum offering price per share was the same for both classes of shares. The Company has deleted the references to the Class B shares and aggregated the number of shares, proposed maximum aggregate offering price and registration fee in this registration fee table for the Class A shares only. Because there is only one class of share outstanding, the Registrant refers to those shares as “ordinary shares.”

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 4, 2011

Preliminary Prospectus

LyondellBasell Industries N.V.

291,580,236 Class A ordinary shares

This prospectus relates to the offer and resale by certain of our shareholders, referred to as “selling shareholders” of up to an aggregate of 291,580,236 ordinary shares of LyondellBasell Industries N.V. We are not selling any shares under this prospectus. We will not receive any proceeds from the sales of ordinary shares being offered by the selling shareholders.

The distribution of ordinary shares offered hereby may be effected in one or more transactions that may take place, including ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. We are required to pay all fees and expenses incident to the registration of the ordinary shares. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling shareholders.

Our shares are listed on the New York Stock Exchange under the symbol “LYB.” On February 1, 2011, the last reported sales price for our shares was $36.84 per share.

Investing in these securities involves a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus for factors you should consider before buying our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is               , 2011.

You should rely only on the information contained in this prospectus and any applicable prospectus supplement or amendment. We have not authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover of this prospectus, but our business, financial condition or results of operations may have changed since that date.

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this prospectus are “forward-looking statements” within the meaning of the U.S. federal securities laws. These forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends, the impact of “fresh-start” accounting, the impact of our bankruptcy on our future performance and other information that is not historical information. Forward-looking statements can be identified by words such as “estimate,” “believe,” “expect,” “anticipate,” “plan,” “may,” “should,” “continue,” “budget” or other words that convey the uncertainty of future events or outcomes. Many of these forward-looking statements have been based on expectations and assumptions about future events that may prove to be inaccurate. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Our actual results (including the results of our joint ventures) could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to:

•	our ability to comply with debt covenants and service our substantial debt;

•	availability of cash and access to capital markets;

•	the business cyclicality of the chemical, polymers and refining industries;

•	the availability, cost and price volatility of raw materials and utilities, particularly the cost of oil and natural gas;

•	competitive product and pricing pressures;

•	uncertainties associated with the U.S. and worldwide capital markets and economies;

•	labor conditions;

•	our ability to attract and retain key personnel;

•	operating interruptions (including leaks, explosions, fires, weather-related incidents, mechanical failure, unscheduled downtime, supplier disruptions, labor shortages, strikes, work stoppages or other labor difficulties, transportation interruptions, spills and releases and other environmental risks);

•	the supply/demand balances for our and our joint ventures’ products, and the related effects of industry production capacities and operating rates;

•	our ability to achieve expected cost savings and other synergies;

•	legal and environmental proceedings;

•	tax rulings, consequences or proceedings;

•	technological developments, and our ability to develop new products and process technologies;

•	current and potential governmental regulatory actions in the U.S. and in other countries, including potential climate change regulation;

•	political unrest and terrorist acts; and

•	risks and uncertainties posed by international operations, including foreign currency fluctuations.

ii

Any of these factors, or a combination of these factors, could materially affect our future results of operations (including those of our joint ventures) and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of future performance, and our actual results and future developments (including those of our joint ventures) may differ materially from those projected in the forward-looking statements. Our management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels.

All forward-looking statements in this prospectus are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus. See “Description of Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information about factors that may affect our businesses and operating results (including those of our joint ventures).

Use caution and common sense when considering these forward-looking statements. We do not intend to update these statements unless applicable securities laws require us to do so.

iii

This summary does not contain all of the information you should consider before buying our ordinary shares. You should read the entire prospectus carefully, especially the “Risk Factors” section and the consolidated financial statements and the related notes before deciding to invest in our ordinary shares.

SUMMARY INFORMATION

The Offering	This is an offering of an aggregate of up to 291,580,236 of our ordinary shares by certain selling shareholders.

Shares Offered By the Selling Shareholders	291,580,236 shares, par value €0.04 per share.

Offering Price	Determined at the time of sale by the selling shareholders

Ordinary Shares Outstanding as of February 1, 2011	An aggregate of 566,002,295 shares.

Use of Proceeds	We will not receive any of the proceeds of the shares offered by the selling shareholders.

Dividend Policy	We currently intend to retain any future earnings to fund working capital. Therefore, we do not currently anticipate paying cash dividends.

Trading Symbol	Our shares are traded on the New York Stock Exchange under the symbol “LYB.”

Overview

LyondellBasell Industries N.V. (“LyondellBasell N.V.”) is a public company with limited liability (naamloze vennootschap) incorporated under Dutch law by deed of incorporation dated October 15, 2009.

LyondellBasell Industries N.V. was formed to serve as the parent holding company for certain subsidiaries of LyondellBasell Industries AF S.C.A. (“LyondellBasell AF”) after completion of proceedings under chapter 11 of title 11 of the United States Bankruptcy Code. LyondellBasell AF and 93 of its subsidiaries were debtors (the “Debtors”) in jointly administered bankruptcy cases in the United States Bankruptcy Court in the Southern District of New York . Other subsidiaries of LyondellBasell AF were not involved in the Bankruptcy Cases. On April 23, 2010, the Bankruptcy Court approved our Third Amended and Restated Plan of Reorganization and we emerged from bankruptcy on April 30, 2010 (the date of our emergence from bankruptcy being the “Emergence Date”).

Prior to the Emergence Date, LyondellBasell Industries N.V. had not conducted any business operations. Accordingly, unless otherwise noted or suggested by context, all financial information and data and accompanying financial statements and corresponding notes, as of and prior to the Emergence Date, as contained in this prospectus, reflect the actual historical consolidated results of operations and financial condition of LyondellBasell AF for the periods presented and do not give effect to the Plan of Reorganization or any of the transactions contemplated thereby or the adoption of “fresh-start” accounting. Thus, such financial information may not be representative of our performance or financial condition after the Emergence Date. Except with respect to such historical financial information and data and accompanying financial statements and corresponding notes or as otherwise noted or suggested by the context, all other information contained in this prospectus relates to LyondellBasell Industries N.V. and its subsidiaries following the Emergence Date. When we use the terms “LyondellBasell Industries N.V.,” “we,” the “Company,” “us,” “our” or similar words in this prospectus, unless the context otherwise requires, we are referring to LyondellBasell Industries N.V. and its subsidiaries following emergence from the Bankruptcy Cases. For more information on the Bankruptcy Cases, see “Legal Proceedings — Bankruptcy Cases and Reorganization.”

As of the Emergence Date, LyondellBasell AF’s equity interests in its indirect subsidiaries terminated and LyondellBasell Industries N.V. now owns and operates, directly and indirectly, substantially the same business as LyondellBasell AF owned and operated prior to emergence from the Bankruptcy Cases. References herein to “our” historical consolidated financial information (or data derived therefrom) should be read to refer to the historical financial information of LyondellBasell AF.

LyondellBasell Industries N.V. is the successor to the combination in December 2007 of Lyondell Chemical Company (“Lyondell Chemical”) and Basell AF S.C.A. (“Basell”), which created one of the world’s largest private petrochemical companies with significant worldwide scale and leading product positions.

Our executive offices are located at Weena 737, 3013 AM Rotterdam, The Netherlands. Our telephone number is 31-10-713-62-59 and our internet address is www.lyondellbasell.com.

This prospectus includes industry data that we obtained from periodic industry publications, including Chemical Marketing Associates, Incorporated (“CMAI”); Turner, Mason & Company; Platts (a reporting service of The McGraw-Hill Companies); SRI Consulting (“SRI”); Tecnon Orbicom; PIRA Energy Group; Chemical Market Resources; DeWitt & Company, Inc. (“DeWitt”); Oil and Gas Journal; Bloomberg L.P. (“Bloomberg”); Energy Information Administration (“EIA”); and internal company reports and estimates. The industry sources that we reference request or require that, if we reproduce the information they provide, we inform readers that they make no warranty, express or implied, as to the accuracy or completeness of, nor assume any liability for, such information. We believe that the industry data we obtained from industry publications are reliable and are the data commonly and regularly used for analysis of our industry.

RISK FACTORS

Before investing in the securities offered hereby, you should carefully consider the following risk factors and all of the other information contained in this prospectus. If any of the possible events described below occur, our business, financial condition or results of operations could be materially and adversely affected.

Risks Relating to Our Bankruptcy Cases and Emergence

Our actual financial results may vary significantly from the projections that were filed with the Bankruptcy Court.

In connection with our disclosure statement relating to the Plan of Reorganization (the “Disclosure Statement”), and the hearing to consider confirmation of the Plan of Reorganization, we prepared projected financial information to demonstrate to the Bankruptcy Court the feasibility of the Plan of Reorganization and our ability to continue operations upon our emergence from the Bankruptcy Cases. This projected financial information was prepared by, and is the responsibility of, management of LyondellBasell Industries N.V. PricewaterhouseCoopers LLP neither examined, compiled nor performed any procedures with respect to the projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this document relates to the historical financial information of LyondellBasell A.F. It does not extend to the projected financial information prepared for the Bankruptcy Court and should not be read to do so. Those projections were prepared solely for the purpose of the Bankruptcy Cases and have not been, and will not be, updated on an ongoing basis. Those projections are not included in this prospectus and have not been incorporated by reference into this prospectus and should not be relied upon in connection with the purchase or sale of ordinary shares. At the time they were prepared, the projections reflected numerous assumptions concerning our anticipated future performance and with respect to prevailing and anticipated market and economic conditions that were and remain beyond our control and that may not materialize. Projections are inherently subject to substantial and numerous uncertainties and to a wide variety of significant business, economic and competitive risks and the assumptions underlying the projections and/or valuation estimates may prove to be wrong in material respects. Actual results may vary significantly from those contemplated by the projections that were prepared in connection with the Disclosure Statement and the hearing to consider confirmation of the Plan of Reorganization.

Our financial condition and results of operations are not comparable to the financial condition or results of operations reflected in our historical financial statements.

Since April 30, 2010, we have been operating our business under a new capital structure. In addition, as required by fresh-start accounting, at April 30, 2010 our assets and liabilities were recorded at fair value, based on values determined in connection with the implementation of our Plan of Reorganization, which are significantly different than amounts in LyondellBasell AF’s historical financial statements. Accordingly, our financial condition and results of operations from and after the Emergence Date are not comparable to the financial condition or results of operations reflected in LyondellBasell AF’s historical financial statements included elsewhere in this prospectus.

The bankruptcy may have affected our relationship with key customers, suppliers, employees and others.

Our bankruptcy may have significantly harmed relationships we have with key customers, joint venture partners, suppliers, employees, hedging counterparties and others. Our ability to negotiate favorable terms from suppliers, hedging counterparties and others and our ability to attract, motivate and retain key employees and managers also has been affected by the bankruptcy.

Risks Relating to Our Indebtedness

We have a significant level of debt and we could incur additional debt in the future. Our debt could have significant consequences for our business and future prospects.

At September 30, 2010, we have approximately $7.3 billion of total consolidated debt, which represents approximately 42% of our total book capitalization. In addition, we have approximately $514 million of letters of credit outstanding.

Our debt and the limitations imposed on us by our financing arrangements could have significant consequences for our business and future prospects, including the following:

•	we may be required to dedicate a substantial portion, or all, of our cash flow from operations to payments of principal and interest on our debt;

•	we may not be able to obtain necessary financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes and we may be required under the terms of those financing arrangements to use the proceeds of any financing we obtain to repay or prepay existing debt;

•	we may be exposed to risks inherent in interest rate fluctuations to the extent our borrowings are at variable rates of interest, which would result in higher interest expense in the event of increases in interest rates;

•	we could be more vulnerable during downturns in our business and be less able to take advantage of significant business opportunities and to react to changes in our business and in market or industry conditions; and

•	we may have a competitive disadvantage relative to our competitors that have less debt.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control. Our future cash flows may be insufficient to meet all of our debt obligations and other commitments and any insufficiency could negatively impact our business. To the extent we are unable to repay our indebtedness as it becomes due or at maturity with cash on hand, we will need to refinance our debt, sell assets or repay the debt with the proceeds from equity offerings. Additional indebtedness or equity financing may not be available to us in the future for the refinancing or repayment of existing indebtedness, and we may not be able to complete asset sales in a timely manner sufficient to make such repayments. In that case, we would be unable to make principal and interest payments, and our continued viability would be threatened.

We may not be able to generate sufficient cash to service our debt obligations; there can be no assurance that our capital resources will be sufficient to meet our working capital requirements.

Our ability to meet our obligations will depend upon our financial and operating performance, which is subject to prevailing economic and competitive conditions and financial, business and other factors beyond our control. We may be unable to maintain a level of cash flows sufficient to permit us to meet our obligations. We have a significant level of debt, and we may incur additional debt in the future. Our debt could have significant consequences for our business and future business prospects.

We finance our ongoing working capital, capital expenditure, debt service and other funding requirements through a combination of cash and cash equivalents, cash flows from operations, borrowings under the U.S. ABL Facility, the European Securitization and other receivables securitization and financing arrangements. We will need to access the cash flow from our foreign subsidiaries on an efficient basis. At September 30, 2010, we had approximately $4.8 billion of cash and cash equivalents. We currently believe that our liquidity arrangements and cash on hand provide us with sufficient financing to meet our funding requirements, but we are subject to risks attendant to the cyclicality and volatility of our businesses which can materially impact our working capital needs. Among other things, we are subject to risks that our working capital requirements can spike with high oil prices.

If our cash flow from operations and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and we cannot assure you that we would be able to implement such alternative measures on satisfactory terms or at all. Our debt instruments may limit our ability to effect such actions as well.

Failure to comply with covenants or to pay principal of, and interest on, indebtedness when due could result in an acceleration of debt.

A breach of covenants of or the failure to pay principal and interest when due under our debt or other financing could result in a default or cross-default under all or some of those instruments. If any such default or cross-default occurs, the applicable lenders or noteholders may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. In such circumstances, such lenders or noteholders may also have the right to terminate any commitments they have to provide further borrowings, and the counterparties under securitization programs or facilities may be entitled to terminate further purchases of interests in accounts receivable and receive all collections from previously sold interests until they have collected on their interests in those receivables, thus reducing our liquidity. In addition, following such an event of default, lenders or noteholders may have the right to proceed against the collateral granted to them to secure the obligations, which in some cases may include available cash. If the obligations under any material financing arrangement were to be accelerated, it is likely that we would not have, or be able to obtain, sufficient funds to make these accelerated payments, and as a result we could be forced to again file for bankruptcy protection or liquidation.

Our debt or other financing arrangements contain a number of restrictive covenants that impose significant operating and financial restrictions on us. These include covenants restricting, among other things, our ability to: (i) incur, assume or permit to exist indebtedness or guarantees; (ii) incur, assume or permit to exist liens; (iii) make loans and investments; (iv) make external dividends or distributions; (v) engage in mergers, acquisitions, and other business combinations; (vi) prepay, redeem or purchase certain indebtedness; (vii) make dispositions of assets; (viii) engage in transactions with affiliates; and (ix) enter into or permit to exist contractual obligations limiting the ability of certain restricted subsidiaries to make distributions, repay intercompany indebtedness, make loans or sell or transfer any property, in each case to LyondellBasell Industries N.V. or any of its restricted subsidiaries. There also is a minimum fixed charge coverage ratio contained in our U.S. ABL Facility that is applicable if availability under the facility falls below certain levels. We currently are in compliance with all of our restrictive and financial covenants; however, the ability to meet financial requirements can be affected by events beyond our control and, over time, these covenants may not be satisfied.

The current instability and uncertainty in the worldwide financial markets have created increased counterparty risk.

We have exposure to various financial institutions under commodity hedging contracts, and the risk of counterparty default is currently higher in light of existing capital market and economic conditions. Reduced liquidity or financial losses resulting from exposure to the risk of counterparties could have a material adverse effect on our cash flow and financial condition.

Our disclosure of our liquidity constraints and the Bankruptcy Cases reduced the availability of trade credit.

The public disclosure of our liquidity constraints and the Bankruptcy Cases impaired our ability to maintain normal credit terms with certain of our suppliers. As a result, we have been required to pay cash in advance to certain vendors and have experienced restrictions on the availability of trade credit, which further reduced our liquidity. We believe that since emergence from Chapter 11 on April 30, 2010, our ability to obtain and maintain normal credit terms has improved. However, it is possible that trade credit will continue to be negatively effected by our having been in bankruptcy.

Risks Relating to Our Business

Disruptions in financial markets and the economic downturn may continue to adversely affect our customers, and, therefore, our business.

Our results of operations have been materially affected by adverse conditions in the financial markets and depressed economic conditions generally, both in the U.S. and elsewhere around the world. The economic downturn in the businesses and geographic areas in which we sell our products substantially reduced demand for our products and resulted in decreased sales volumes. Recently, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit and the instability of financial and credit markets in the U.S. and worldwide have contributed to increased volatility and diminished expectations for the global economy and markets. These factors, combined with volatile raw material prices, declining business and consumer confidence, increased unemployment and continuing financial market fluctuations, precipitated a worldwide economic recession that could continue for an extended period of time. The recession adversely affected our business because of a reduction in worldwide demand for our products, in particular from our customers in industrial markets generally and specifically in the automotive and housing industries. As a result of the weaker business environment, we shut down certain production facilities and performed impairment reviews of our remaining productive assets. These actions resulted in charges of $696 million for asset write-offs, primarily related to a lease rejection, and $228 million for impairment of the carrying value of our investments in certain joint ventures in 2009 and $5,207 million of asset impairments during 2008, including a $4,982 million write-off of all our remaining goodwill in 2008. Additional asset impairments could occur in future periods. Adverse changes in our future estimated operating results could result in non-cash impairment charges in the future related to our assets. Moreover, many of our customers and suppliers rely on access to credit to adequately fund their operations. Disruptions in financial markets and economic slowdown may adversely impact the ability of our customers to finance the purchase of our products as well as the creditworthiness of those customers. These same factors may also impact the ability and willingness of suppliers to provide us with raw materials for our business.

The cyclicality and volatility of the industries in which we participate may cause significant fluctuations in our operating results.

Our business operations are subject to the cyclical and volatile nature of the supply-demand balance in the chemical and refining industries, and our future operating results are expected to continue to be affected by this cyclicality and volatility. These industries historically have experienced alternating periods of capacity shortages leading to tight supply conditions, causing prices and profit margins to increase, followed by periods when substantial capacity is added, resulting in oversupply, declining capacity utilization rates and declining prices and profit margins. In addition to changes in the supply and demand for products, the volatility these industries experience occurs as a result of changes in energy prices and changes in various other economic conditions around the world. The cyclicality and volatility of the chemical and refining industries results in significant fluctuations in profits and cash flow from period to period and over the business cycles.

The global economic and political environment continues to be uncertain, and a decline in demand could place further pressure on our results of operations. In addition, new capacity additions, especially in Asia and the Middle East, are expected to lead to another period of oversupply and low profitability. The timing and extent of any changes to currently prevailing market conditions is uncertain and supply and demand may be unbalanced at any time. As a consequence, we are unable to accurately predict the extent or duration of future industry cycles or their effect on our business, financial condition or results of operations, and can give no assurances as to any predictions made herein with respect to the timing, extent or duration of future industry cycles.

As a result of such industry cycles, we may be required to reduce production at or idle certain facilities for an extended period of time or exit a business because of an oversupply of a particular product and/or a lack of demand for that particular product, or high raw material prices, which makes production uneconomical. We may also reduce production at certain of our facilities because we have either fixed or minimum off-take arrangements with joint ventures or third parties with respect to other facilities. Any decision to permanently close facilities or exit a business could result in impairment and other charges to earnings. Temporary outages sometimes last for several quarters or, in certain cases, longer, and could cause us to incur costs, including the expenses of maintaining and restarting these facilities. In addition, even though we may need to reduce production, we may still be required to continue to purchase or pay for utilities or raw materials under take-or-pay supply agreements. It is possible that factors such as increases in raw material costs or lower demand in the future will cause us to reduce operating rates, idle facilities or exit uncompetitive businesses.

Costs and limitations on supply of raw materials and energy may result in increased operating expenses.

The costs of raw materials and energy represent a substantial portion of our operating expenses, and energy costs generally follow price trends of, and vary with the market conditions for, crude oil and natural gas. These price trends may be highly volatile and cyclical. In the past, raw material and energy costs have experienced significant fluctuations that adversely affected our business segments. Moreover, fluctuations in currency exchange rates can add to this volatility.

There have been, and will likely continue to be, periods of time when we are unable to pass raw material and energy cost increases on to customers quickly enough to avoid adverse impacts on our results of operations. Our results of operations have been impacted by the volatility of these costs. Customer consolidation also has made it more difficult to pass along cost increases to customers. Cost increases also may increase working capital needs, which could reduce our liquidity and cash flow. In addition, when raw material and energy costs increase rapidly and are passed along to customers as product price increases, the credit risks associated with certain customers can be compounded. To the extent we increase our product sales prices to reflect rising raw material and energy costs, demand for products may decrease as customers reduce their consumption or use substitute products, which may have an adverse impact on our results of operations. See “— We sell products in highly competitive global markets and face significant price pressures.”

In addition, higher North American and European natural gas prices relative to natural gas cost-advantaged regions, such as the Middle East, could diminish the ability of many chemical producers to compete internationally since the price of natural gas and natural gas liquids (“NGLs”) affects a significant portion of the industry’s raw materials and energy sources. This environment may cause a reduction in our exports from North America and Europe, and has in the past reduced, and may in the future reduce, the competitiveness of U.S. and European producers. This Middle East production may increase the competition for product sales within North America and Europe with respect to product which could otherwise be sold in other geographic regions if not for such regions’ natural gas cost advantage. This may result in lower margins in North America and Europe in the future. Furthermore, across our business, there are a limited number of suppliers for some of our raw materials and utilities and, in some cases, the number of sources for and availability of raw materials and utilities is specific to the particular geographic region in which a facility is located. It is also common in the chemical and refining industries for a facility to have a sole, dedicated source for its utilities, such as steam, electricity and gas. Having a sole or limited number of suppliers may result in our having limited negotiating power, particularly in the case of rising raw material costs. Alternatively, where we have multiple suppliers for a raw material or utility, these suppliers may not make up for the loss of a major supplier. Any new supply agreements we enter into may not have terms as favorable as those contained in our current supply agreements. For some of our products, the facilities or distribution channels of raw material suppliers and utilities suppliers and our production facilities form an integrated system. This is especially true in the U.S. Gulf Coast where the infrastructure of the chemical and refining industries is tightly integrated such that a major disruption of supply of a given commodity or utility can negatively affect numerous participants, including suppliers of other raw materials.

If one or more of our significant raw material or utility suppliers were unable to meet its obligations under present supply arrangements, raw materials become unavailable within the geographic area from which they are now sourced, or supplies are otherwise disrupted, our businesses could suffer reduced supplies or be forced to incur increased costs for our raw materials or utilities, which would have a direct negative impact on plant operations. For example, hurricanes have in the past negatively affected crude oil and natural gas supplies, as well as supplies of other raw materials, utilities (such as electricity and steam), and industrial gases contributing to increases in operating costs and, in some cases, disrupting production. In addition, hurricane-related disruption of vessel, barge, rail, truck and pipeline traffic in the U.S. Gulf Coast area would negatively affect shipments of raw materials and product.

In addition, with increased volatility in raw material costs, our suppliers could impose more onerous terms on us, resulting in shorter payment cycles and increasing our working capital requirements.

External factors beyond our control may cause fluctuations in demand for our products and in our prices and margins.

External factors beyond our control may cause volatility in the price of raw materials and other operating costs, as well as significant fluctuations in demand for our products, and can magnify the impact of economic cycles on our businesses. Examples of external factors include:

•	supply of and demand for crude oil and other raw materials;

•	changes in customer buying patterns and demand for our products;

•	general economic conditions;

•	domestic and international events and circumstances;

•	competitor actions;

•	the addition of new capacity in the marketplace;

•	governmental regulation; and

•	severe weather and natural disasters.

Also, we believe that worldwide events have had in recent years, and may continue to have, an impact on our businesses. We currently license our technology to customers in the Middle East and have three joint ventures in Saudi Arabia. We also have offices in Egypt, Dubai and Turkey and third-party commercial representatives throughout the Middle East. The threat of armed hostilities or acts of terrorism may impact our businesses in the Middle East or elsewhere, or the businesses of our customers.

In addition, a number of our products are highly dependent on durable goods markets, such as the construction and automotive markets, which also are cyclical and impacted by many of the external factors referenced above. Many of our products are components of other chemical products that, in turn, are subject to the supply-demand balance of both the chemical and refining industries and general economic conditions. The recent volatility of prices for crude oil and natural gas resulted in more volatile raw material and utility costs as compared to prior years. The impact of the factors cited above and others beyond our control may once again contribute to a slowdown in the business cycle or impact economic recovery, reducing demand and lowering operating rates and, ultimately, reducing our profitability.

Further, volatility in costs and pricing can result in commercial disputes with customers and suppliers with respect to interpretations of complex contractual arrangements. Significant adverse resolution of any such disputes also could reduce our profitability.

We sell products in highly competitive global markets and face significant price pressures.

We sell our products in highly competitive global markets. Due to the commodity nature of many of our products, competition in these markets is based primarily on price and to a lesser extent on product performance, product quality, product deliverability, reliability of supply and customer service. As a result, we generally are not able to protect our market position for these products by product differentiation and may not be able to pass on cost increases to our customers.

In addition, we face increased competition from companies that may have greater financial resources and different cost structures or strategic goals than us, such as large integrated oil companies (many of which also have chemical businesses), government-owned businesses, and companies that receive subsidies or other government incentives to produce certain products in a specified geographic region. Increased competition from these companies, especially in our olefin and refining businesses, could limit our ability to increase product sales prices in response to raw material and other cost increases, or could cause us to reduce product sales prices to compete effectively, which could reduce our profitability. Competitors that have greater financial resources than us may be able to invest significant capital into their businesses, including expenditures for research and development. In addition, specialty products we produce may become commoditized over time. Increased competition could result in lower prices or lower sales volumes, which would have a negative impact on our results of operations.

As a result of these competitive pressures, increases in raw material and other costs may not necessarily correlate with changes in prices for our products, either in the direction of the price change or in magnitude. In addition, our ability to increase product sales prices, and the timing of those increases, are affected by the supply-demand balances for our products, as well as the capacity utilization rates for those products. Timing differences in pricing between rising raw material costs, which may change daily, and contract product prices, which in many cases are negotiated only monthly or less often, sometimes with an additional lag in effective dates for increases, may reduce our profitability. Even in periods during which raw material prices decline, we may suffer decreasing profits if raw material price reductions occur at a slower rate than decreases in the selling prices of our products.

Interruptions of operations at our facilities may result in liabilities or lower operating results.

We own and operate large-scale facilities, and our operating results are dependent on the continued operation of our various production facilities and the ability to complete construction and maintenance projects on schedule. Material operating interruptions at our facilities, including interruptions caused by the events described below, may materially reduce the productivity and profitability of a particular manufacturing facility, or our business as a whole, during and after the period of such operational difficulties. In the past, we had to shut down plants on the U.S. Gulf Coast, including the temporary shutdown of the Houston Refinery, as a result of hurricanes striking the upper Texas coast.

In addition, because the Houston Refinery is our only North American refining operation, an outage at the refinery could have a particularly negative impact on our operating results. Unlike our chemical and polymer production facilities, which may at times have sufficient excess capacity to mitigate the negative impact of lost production at another similar facility of ours, we do not have the ability to increase refining production elsewhere in the U.S. in an effort to mitigate the negative impact on operating results resulting from an outage at the Houston Refinery.

Although we take precautions to enhance the safety of our operations and minimize the risk of disruptions, our operations, along with the operations of other members of the chemical and refining industries, are subject to hazards inherent in chemical manufacturing and refining and the related storage and transportation of raw materials, products and wastes. These potential hazards include:

•	pipeline leaks and ruptures;

•	explosions;

•	fires;

•	severe weather and natural disasters;

•	mechanical failure;

•	unscheduled downtimes;

•	supplier disruptions;

•	labor shortages or other labor difficulties;

•	transportation interruptions;

•	remediation complications;

•	chemical and oil spills;

•	discharges or releases of toxic or hazardous substances or gases;

•	storage tank leaks;

•	other environmental risks; and

•	terrorist acts.

Some of these hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations, the shutdown of affected facilities and the imposition of civil or criminal penalties. Furthermore, except for claims that were addressed by the Plan of Reorganization, we also will continue to be subject to present and future claims with respect to workplace exposure, exposure of contractors on our premises as well as other persons located nearby, workers’ compensation and other matters.

We maintain property, business interruption, product, general liability, casualty and other types of insurance, including pollution and legal liability, that we believe are in accordance with customary industry practices, but we are not fully insured against all potential hazards incident to our business, including losses resulting from natural disasters, war risks or terrorist acts. Changes in insurance market conditions have caused, and may in the future cause, premiums and deductibles for certain insurance policies to increase substantially and, in some instances, for certain insurance to become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, we might not be able to finance the amount of the uninsured liability on terms acceptable to us or at all, and might be obligated to divert a significant portion of our cash flow from normal business operations.

Further, because a part of our business involves licensing polyolefin process technology, our licensees are exposed to similar risks involved in the manufacture and marketing of polyolefins. Hazardous incidents involving our licensees, if they do result or are perceived to result from use of our technologies, may harm our reputation, threaten our relationships with other licensees and/or lead to customer attrition and financial losses. Our policy of covering these risks through contractual limitations of liability and indemnities and through insurance may not always be effective. As a result, our financial condition and results of operation would be adversely affected, and other companies with competing technologies may have the opportunity to secure a competitive advantage.

Our crude oil supply agreement with PDVSA Oil is subject to the risk of enforcing contracts against non-U.S. commercial affiliates of a sovereign nation and political, force majeure and other risks.

Our crude oil supply agreement with PDVSA Oil provides for the purchase and supply of 215,000 barrels per day of heavy, high sulfur crude oil (approximately 81% of the refining capacity at the Houston Refinery). The contract runs through July 31, 2011. There are risks associated with reliance on PDVSA Oil for supplies of crude oil and with enforcing the provisions of contracts with companies such as PDVSA Oil that are non-U.S. commercial affiliates of a sovereign nation. For example, currently and from time to time in the past, PDVSA Oil has declared itself in a force majeure situation and subsequently reduced deliveries of crude oil purportedly based on announced OPEC production cuts. All of the crude oil supplied by PDVSA Oil under the crude oil contract is produced in Venezuela, and it is impossible to predict how governmental policies may change under the current or any subsequent Venezuelan government. In addition, there are risks associated with enforcing judgments of U.S. courts against entities whose assets are located outside of the U.S. and whose management does not reside in the U.S. Any modification, breach or termination of the crude oil contract, or any interruption in this source of crude oil on its current terms, may adversely affect us, as alternative crude oil supplies with similar margins may not always be available for purchase and may require modifications to the Houston Refinery that may result in significant costs or down time. In addition, the Venezuelan government has in recent times taken control of assets of foreign firms. As these firms pursue international arbitration awards as a result of these takings, our crude supply from PDVSA Oil could be threatened or interrupted by any awards in favor of these foreign firms that contemplate confiscation of PDVSA Oil crude supplies.

Certain activities related to a project raise compliance issues under U.S. law.

We have identified an agreement related to a project in Kazakhstan under which a payment was made in late 2008 that raises compliance concerns under the U.S. Foreign Corrupt Practices Act (the “FCPA”). We have engaged outside counsel to investigate these activities, under the oversight of a special committee established by the Supervisory Board, and to evaluate internal controls and compliance policies and procedures. We made a voluntary disclosure of these matters to the U.S. Department of Justice in late 2009 and are cooperating fully with that agency. We cannot predict the ultimate outcome of this matter at this time or whether we will discover other matters raising compliance issues, including under other statutes. In this respect, we may not have conducted our business in compliance with the FCPA and may not have had policies and procedures in place adequate to ensure compliance. We cannot reasonably estimate any potential penalty that may arise from these matters. We are in the process of adopting and implementing more stringent policies and procedures designed to ensure compliance. We cannot predict the ultimate outcome of this matter at this time since our investigations are ongoing. Violations of these laws could result in criminal and civil liabilities and other forms of relief that could be material to us.

Our non-U.S. operations conduct business in countries subject to U.S. economic sanctions and certain activities raise compliance issues under U.S. law.

Certain of our non-U.S. subsidiaries conduct business in countries subject to U.S. economic sanctions, including Iran. U.S. and EU laws and regulations prohibit certain persons from engaging in business activities, in whole or in part, with sanctioned countries, organizations and individuals.

We have and continue to adopt more significant compliance policies and procedures to ensure compliance with all applicable sanctions laws and regulations. In connection with our continuing review of compliance risks in this area, we made a voluntary disclosure of certain matters to the U.S. Treasury Department and intend to continue cooperating fully with that agency. In addition, we have made the decision to terminate all business by the Company and its direct and indirect subsidiaries with the government, entities and individuals in Iran, Syria and Sudan.

These business activities present a potential risk that could subject the Company to civil and criminal penalties as well as private legal proceedings that could be material to us. Likewise, violations of these laws could result in criminal and civil liabilities and other forms of relief that could be material to us. We cannot predict the ultimate outcome of this matter at this time because our investigations and withdrawal activities are ongoing.

We are addressing certain significant deficiencies with respect to our internal controls.

In connection with our ongoing internal control reviews during the second half of 2009, our management identified three significant deficiencies in our internal control process. These deficiencies related to (i) segregation of duties related to freight contracting at our Houston Refinery, (ii) supervision and training of our internal accounting staff with respect to recording of our equity investments in joint ventures and (iii) inadequate support for review and reconciliation of a consolidation entry. We are remediating these deficiencies through changes in personnel; improved training; changes from manual to automated controls; and implementation of additional control procedures. These deficiencies did not have a material impact on our financial results or operations; however, there can be no assurance that we will not identify internal control deficiencies in the future or that any such identified deficiencies will not have a material impact on our operating results or financial statements.

Our operations could be adversely affected by labor relations.

Approximately 1020 of our employees located in North America and the vast majority of our employees located in Europe and South America are represented by labor unions and work councils. Our operations have been in the past, and may be in the future, significantly and adversely affected by strikes, work stoppages and other labor disputes. Approximately 50% of our unionized North American employees are covered by a collective bargaining agreement between Houston Refining LP and the United Steelworkers Union, which became effective on January 20, 2010 and expires on January 31, 2012.

Our operations and assets are subject to extensive environmental, health and safety and other laws and regulations, which could result in material costs or liabilities.

We cannot predict with certainty the extent of future liabilities and costs under environmental, health and safety and other laws and regulations and whether any such liabilities and costs will be material. We also may face liability arising our of the normal course of business with respect to commercial matters, including alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at our current or former facilities or chemicals that we manufacture, handle or own. In addition, because our products are components of a variety of other end-use products, we, along with other members of the chemical industry, are inherently subject to potential claims related to those end-use products. Although claims of the types described above have not historically had a material impact on our operations, a substantial increase in the success of these types of claims could result in the expenditure of a significant amount of cash by us to pay claims, and could reduce our operating results.

We (together with the industries in which we operate) are subject to extensive national, regional, state and local environmental laws, regulations, directives, rules and ordinances concerning, and are required to have permits and licenses regulating, emissions to the air, discharges onto land or surface waters or into groundwater and the generation, handling, storage, transportation, treatment, disposal and remediation of hazardous substances and waste materials. Many of these laws and regulations provide for substantial fines and potential criminal sanctions for violations, and such permits and licenses are subject to renewal, modification and in some circumstances, revocation. Some of these laws and regulations are subject to varying and conflicting interpretations. In addition, some of these laws and regulations require us to meet specific financial responsibility requirements. We generally expect that regulatory controls worldwide will become increasingly more demanding, including lower ozone ambient air standards in the U.S. and additional requirements related to climate change in the U.S. and other areas of the world where we operate, but cannot accurately predict future developments, such as increasingly strict environmental laws, and inspection and enforcement policies, as well as higher compliance costs, which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and non-hazardous waste. Stricter environmental, safety and health laws, regulations and enforcement policies could result in increased costs and liabilities to us or limitations on our operations, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than at present.

For example, under the European Union (“EU”) Integrated Pollution Prevention and Control Directive (“IPPC”), EU Member State governments are to adopt rules and implement an environmental permitting program relating to air, water and waste for individual facilities. While the EU countries are at varying stages in their respective implementation of the IPPC permit program, we have submitted all necessary IPPC permit applications required to date, and in some cases received completed permits from the applicable government agency. However, we do not know with certainty what future IPPC permits will require, or the costs of compliance with the IPPC permit program. The EU also has passed legislation governing the registration, evaluation and authorization of chemicals (Regulation on Registration, Evaluation, Authorisation and Restriction of Chemicals, or “REACH”). Under REACH, we are required to register chemicals and gain authorization for the use of certain substances. As an importer of chemicals and materials from outside the EU, we are subject to additional registration obligations. Legislation or rulings similar to REACH may also be adopted outside the EU Member States, which could add to our obligations. Some risk of environmental costs and liabilities is inherent in our operations and products, and there is no assurance that material costs and liabilities will not be incurred.

Environmental laws may have a significant effect on the nature and scope of cleanup of contamination at current and former operating facilities and at other sites at which hazardous substances generated by our current or former subsidiaries were disposed, the costs of transportation and storage of raw materials and finished products and the costs of the storage and disposal of wastewater. In the U.S., the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 (“CERCLA”) may impose joint and several liability for the costs of remedial investigations and cleanup actions, as well as damages to natural resources, on the entities that generated hazardous substances, arranged for disposal of the hazardous substances, transported to or selected the disposal sites and the past and present owners and operators of such sites. All such responsible parties (or any one of them, including us) may be required to bear all of such costs regardless of fault, the legality of the original disposal or ownership of the disposal site. Under the EU Environmental Liability Directive, EU Member States may require the remediation of soil and groundwater contamination in certain circumstances, under the “polluter pays principle.” The scope of events and circumstances that could trigger remediation requirements and the level of remediation required vary from Member State to Member State. Similar environmental laws and regulations that have been or may be enacted in other countries outside of the U.S. may impose similar liabilities and costs upon us.

We also have liabilities under the U.S. Resource Conservation and Recovery Act and various U.S. state and non-U.S. government regulations related to several current and former plant sites. Some of our manufacturing sites have an extended history of industrial chemical manufacturing and use, including on-site waste disposal. We are aware of soil, groundwater and surface water contamination at some of our sites, and we may find contamination at other sites in the future. It is anticipated that corrective measures will be necessary to comply with federal and state requirements with respect to some of these facilities. We also are responsible under applicable environmental laws for a portion of the remediation of certain off-site waste disposal facilities. Prior to the filing of the Bankruptcy Cases, we contributed funds to the cleanup of several waste sites throughout the U.S. under CERCLA. We also have been named as a Potentially Responsible Party (“PRP”) under CERCLA or similar laws at several other sites. Our policy is to accrue remediation expenses when it is probable that such efforts will be required and the related expenses can be reasonably estimated. Estimated costs for future environmental compliance and remediation are necessarily imprecise due to such factors as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites, uncertainties relating to the choice and cost of remedial actions at various sites and the allocation of costs among the potentially responsible parties under applicable statutes. If actual expenditures exceed the amounts accrued, that could have an adverse effect on our results of operations and financial position. For further discussion regarding environmental matters and related accruals, see “Description of Business — Environmental Capital Expenditures,” Note 25 to the Consolidated Financial Statements of LyondellBasell AF for the year ended December 31, 2009 and Note 16 to the unaudited Consolidated Financial Statements of LyondellBasell N.V. for the quarter ended September 30, 2010.

In addition to the matters described above, we are subject to other material regulatory requirements that could result in higher operating costs, such as regulatory requirements relating to the security of our facilities, and the transportation, exportation or registration of our products. Although we have compliance programs and other processes intended to ensure compliance with all such regulations, we are subject to the risk that our compliance with such regulations could be challenged. Non-compliance with certain of these regulations could result in the incurrence of additional costs, penalties or assessments that could be material.

We may incur substantial costs to comply with, and demand for our products may be reduced by, climate change legislation and regulatory initiatives.

There has been a broad range of proposed or promulgated state, national and international laws focusing on greenhouse gas (“GHG”) reduction. These proposed or promulgated laws apply or could apply in countries where we have interests or may have interests in the future. After the international meetings in Copenhagen, laws in this field continue to evolve and, while they are likely to be increasingly widespread and stringent, at this stage it is not possible to accurately estimate either a timetable for implementation or our future compliance costs relating to implementation. Within the framework of EU emissions trading, we were allocated certain allowances of carbon dioxide per year for the affected plants of our European sites for the 2005 to 2007 period. For the second trading period (2008 to 2012), a number of our chemical plants are included in the Europe-wide trading system. We expect to incur additional costs as a result of the existing emissions trading scheme and in relation to any future carbon or other greenhouse gas emission trading schemes.

In the U.S., the EPA recently issued its final endangerment finding that is expected to lead to the agency promulgating federal GHG regulations and emissions limits under the Clean Air Act, even without Congressional action. The EPA has issued mandatory GHG reporting requirements which could lead to further obligations. The recent EPA action could be a precursor to further federal regulation of carbon dioxide emissions and other greenhouse gases, and may affect the outcome of other climate change lawsuits pending in United States federal courts in a manner unfavorable to our industry. In any event, some form of regulation is likely to be forthcoming at the United States federal level or the state level with respect to GHG emissions, and such regulation could result in the creation of additional costs in the form of taxes or required acquisition or trading of emission allowances.

Compliance with these or other changes in laws, regulations and obligations that create a GHG emissions trading scheme or GHG reduction policies generally could significantly increase our costs or reduce demand for products we produce. Depending on the nature of potential regulations and legislation, any future laws and regulations could result in increased compliance costs or additional operating restrictions, and could have a material adverse effect on our business and results of operations.

Legislative and other actions have eliminated substantially all U.S. demand for MTBE.

Substantially all refiners and blenders have discontinued the use of MTBE in the U.S., partly as a result of U.S. federal governmental initiatives to increase use of bio-ethanol in gasoline as well as some state legislation to reduce or ban the use of MTBE. Accordingly, we are marketing our U.S.-produced MTBE for use outside of the U.S. However, there are higher distribution costs and import duties associated with exporting MTBE outside the U.S., and the increased supply of MTBE may reduce profitability of MTBE in these export markets. Our U.S.-based and European-based MTBE plants generally have the flexibility to produce either MTBE or ETBE to accommodate market needs. We produce and sell ETBE to accommodate growing demand for bio-based fuels in Europe, Japan and elsewhere in the world. There is a risk that such markets may ban or stop the use of MTBE or ETBE. As a result, we may, in the future, be required to produce an alternative gasoline blending component to either MTBE or ETBE, the profit contribution of which may be significantly lower than that historically realized on MTBE or ETBE.

Our international operations are subject to exchange rate fluctuations, exchange controls, political risks and other risks relating to international operations.

We have substantial international operations, which are subject to the risks of doing business on a global level, including fluctuations in currency exchange rates, transportation delays and interruptions, war, terrorist activities, epidemics, pandemics, political and economic instability and disruptions, restrictions on the transfer of funds, the imposition of duties and tariffs, import and export controls, changes in governmental policies, labor unrest and current and changing regulatory environments. These events could reduce the demand for our products, decrease the prices at which we can sell our products, disrupt production or other operations, require substantial capital and other costs to comply, and/or increase security costs or insurance premiums, all of which could reduce our operating results. In addition, we obtain a substantial portion of our principal raw materials from international sources that are subject to these same risks. Our compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which we may be subject could be challenged. Furthermore, these laws may be modified, the result of which may be to prevent or limit subsidiaries from transferring cash to us. For geographic data, see Note 29 to the Consolidated Financial Statements of LyondellBasell AF for the year ended December 31, 2009.

Furthermore, we may experience difficulty enforcing agreements in certain jurisdictions. In jurisdictions where bankruptcy laws and practices may vary, we may experience difficulty collecting receivables through the applicable legal systems. We are subject to certain existing, and may be subject to possible future, laws that limit or may limit our activities while some of our competitors may not be subject to such laws, which may adversely affect our competitiveness.

In addition, we generate revenues from export sales and operations that may be denominated in currencies other than the relevant functional currency. Exchange rates between these currencies and functional currencies in recent years have fluctuated significantly and may do so in the future. Future events, which may significantly increase or decrease the risk of future movement in currencies in which we conduct our business, cannot be predicted. We also may hedge certain revenues and costs using derivative instruments to minimize the impact of changes in the exchange rates of those currencies compared to the respective functional currencies. It is possible that fluctuations in exchange rates will result in reduced operating results.

Significant changes in pension fund investment performance or assumptions relating to pension costs may adversely affect the valuation of pension obligations, the funded status of pension plans, and our pension cost.

Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rate of return on plan assets. Significant changes in investment performance or a change in the portfolio mix of invested assets may result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. Any change in key actuarial assumptions, such as the discount rate, would impact the valuation of pension obligations, affecting the reported funded status of our pension plans as well as the net periodic pension cost in the following fiscal years. Certain of our current pension plans are underfunded. As of December 31, 2009, our pension plans were underfunded by $1,140 million. Any declines in the fair values of the pension plans assets could require additional payments by us in order to maintain specified funding levels. Our pension plans are subject to legislative and regulatory requirements of applicable jurisdictions, which could include, under certain circumstances, local governmental authority to terminate the plan. See Note 23 to the Consolidated Financial Statements of LyondellBasell AF for the year ended December 31, 2009 and Note 13 to the unaudited Consolidated Financial Statements of LyondellBasell N.V. for the quarter ended September 30, 2010.

Many of our businesses depend on our intellectual property. Our future success will depend in part on our ability to protect our intellectual property rights, and our inability to do so could reduce our ability to maintain our competitiveness and margins.

We have a significant worldwide patent portfolio of issued and pending patents. These patents, together with proprietary technical know-how, are significant to our competitive position, particularly with regard to PO, performance chemicals, petrochemicals, and polymers, including process technologies such as Spheripol, Spherizone, Hostalen, Spherilene, Lupotech T and Lupotech G and Avant catalyst family technology rights. We rely on the patent, copyright and trade secret laws of the U.S. and other countries to protect our investment in research and development, manufacturing and marketing. However, we may be unable to prevent third parties from using our intellectual property without authorization. Proceedings to protect these rights could be costly, and we may not prevail.

The protection afforded by patents varies from country to country and depends upon the type of patent and its scope of coverage. While a presumption of validity exists with respect to patents issued to us, our patents may be challenged, invalidated, circumvented or rendered unenforceable. In addition, if any pending patent application filed by us does not result in an issued patent, or if patents are issued to us, but such patents do not provide meaningful protection of our intellectual property, then our ability to exploit our intellectual property may be adversely affected. Furthermore, as patents expire, the products and processes described and claimed under those patents become generally available for use by competitors. Our continued growth strategy may also bring us to regions of the world where intellectual property protection may be limited and difficult to enforce. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products. Moreover, our competitors or other third parties may obtain patents that restrict or preclude our ability to lawfully produce or sell our products in a competitive manner, which could result in significantly lower revenues, reduced profit margins or loss of market share.

We also rely upon unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. While it is our policy to enter into confidentiality agreements with our employees and third parties to protect our intellectual property, these confidentiality agreements may be breached, may not provide meaningful protection for our trade secrets or proprietary know-how, or adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and know-how. In addition, others could obtain knowledge of our trade secrets through independent development or other access by legal or illegal means.

The failure of our patents or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets or proprietary know-how could result in significantly lower revenues, reduced profit margins and cash flows and/or loss of market share. Additionally, we may be subject to claims that our technology, patents or other intellectual property infringes on a third party’s intellectual property rights. Unfavorable resolution of these claims could either result in our being restricted from delivering the related service or result in a settlement that could be material to us.

The continued integration of the historical Lyondell Chemical businesses with the historical Basell businesses may be extremely time-consuming and the associated expected synergies and savings may not be realized.

The process of effectively integrating the historical Basell and Lyondell Chemical businesses into one business continues to require significant managerial and financial resources. The costs and time required to integrate these businesses into one organization could cause the interruption of, or a loss of momentum in, the activities of any one, or several, of the operations of the constituent entities. Furthermore, the combination of the Lyondell Chemical and Basell businesses has significantly increased our size and has also substantially increased the scope and complexity of our operations. There can be no assurance that we will be able to effectively manage the enlarged operation, or achieve the desired profitability from the combination of the Lyondell Chemical and Basell businesses. A failure to successfully integrate Lyondell Chemical with Basell’s legacy business operations could adversely affect our business, financial condition and results of operations.

We have also undertaken significant and aggressive fixed cost reduction programs. Since the beginning of 2008, we have shut down or announced planned shutdowns of several units and entire facilities. We continue to evaluate our asset portfolio and may initiate further rationalization, depending on market conditions. Furthermore, we have expanded our cost reduction program to be broader and more substantial in anticipation of continued weak market conditions in olefins, polyolefins and refining. The key components of the program include reducing staff, rationalizing our worldwide asset base, restructuring our contracts and realizing savings in procurement and logistics. The full benefits of these programs may be difficult to realize and any short term synergies and savings realized may not be sustainable in the long term. Losses of key personnel pursuant to any employee reduction programs could adversely affect our business, financial condition and results of operations.

Shared control or lack of control of joint ventures may delay decisions or actions regarding the joint ventures.

A portion of our operations currently are, and may in the future be, conducted through joint ventures, where control may be exercised by or shared with unaffiliated third parties. We cannot control the actions of our joint venture partners, including any nonperformance, default or bankruptcy of joint venture partners. The joint ventures that we do not control may also lack adequate internal controls systems.

In the event that any of our joint venture partners do not observe their joint venture obligations, it is possible that the affected joint venture would not be able to operate in accordance with our business plans or that we would be required to increase our level of commitment in order to give effect to such plans. As with any such joint venture arrangements, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major matters, potentially adversely affecting the business and operations of the joint ventures and in turn our business and operations.

Our results of operations could be adversely affected by litigation and other commitments and contingencies.

We face risks arising from various unasserted and asserted litigation matters, including, but not limited to, product liability, patent infringement, antitrust claims, and claims for third party property damage. We have also noted a nationwide trend in purported class actions against chemical manufacturers generally seeking relief such as medical monitoring, property damages, off-site remediation and punitive damages arising from alleged environmental torts without claiming present personal injuries. We have also noted a trend in public and private nuisance suits being filed on behalf of states, counties, cities and utilities alleging harm to the general public. Various factors or developments can lead to changes in current estimates of liabilities such as a final adverse judgment, significant settlement or changes in applicable law. A future adverse ruling or unfavorable development could result in future charges that could have a material adverse effect on us. An adverse outcome in any one or more of these matters could be material to our results of operations.

In the ordinary course of business, we may make certain commitments, including representations, warranties and indemnities relating to current and past operations, including those related to divested businesses and issue guarantees of third party obligations. If we were required to make payments as a result, they could exceed the amounts accrued, thereby adversely affecting our results of operations.

The selling shareholders own a substantial portion of our ordinary shares, and their interests in LyondellBasell Industries N.V. may conflict with your interests.

The selling shareholders collectively own approximately 52% of our outstanding ordinary shares.

As long as the selling shareholders and any other substantial shareholder own, directly or indirectly, a substantial portion of our outstanding shares, they will be able to exert significant control over us, including:

•	the composition of our board of directors and, through it, any determination with respect to our business;

•	direction and policies, including the appointment and removal of officers;

•	the determination of incentive compensation, which may affect our ability to retain key employees;

•	any determinations with respect to mergers or other business combinations;

•	our acquisition or disposition of assets;

•	our financing decisions and our capital raising activities;

•	the payment of dividends;

•	conduct in regulatory and legal proceedings; and

•	amendments to our articles of association.

Additionally, our Articles of Association state that our Supervisory Board will consist of at least nine members. Our Supervisory Board currently consists of eight members, three of whom were nominated by Apollo; one of whom was nominated by Access Industries; and one of whom was nominated by Ares Corporate Opportunities Fund III, L.P. (“ACOF III”) on behalf of itself and one or more funds under the management of Ares Management LLC (“Ares Management”). The remaining initial Supervisory Board members are independent. Until April 30, 2011 and thereafter for so long as the selling shareholders own specified percentages of our ordinary shares, they will be entitled to nominate members of the Supervisory Board. See “Security Ownership of Certain Beneficial Owners and Management.”

The selling shareholders, in the event that they act collectively, also may have the ability to elect or remove and replace a majority of the members of our Supervisory Board without calling a meeting of the shareholders. The concentration of ownership may also make some transactions more difficult or impossible without their support or more likely with their support. The interests of any of the selling shareholders, any other substantial shareholder or any of their respective affiliates could conflict with or differ from our interests or the interests of shareholders. For example, the concentration of ownership held by the selling shareholders could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which may otherwise be favorable for us. The selling shareholders, a substantial shareholder or any affiliate thereof may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

Risks Associated with Our Common Stock

The trading price of our ordinary shares may fluctuate and trading in the shares may be limited, which might lead to shareholders not being able to sell their ordinary shares at a reasonable price or at all.

Our shares began trading on the NYSE on October 14, 2010. We cannot assure you that an active trading market in our ordinary shares will be sustained. If such a market fails to be sustained, this could adversely affect the liquidity and price of our ordinary shares, as well as increase their price volatility. Accordingly, we cannot assure investors of the liquidity of any such market, any ability to sell the ordinary shares or the prices that may be obtained for the ordinary shares.

The trading price of our ordinary shares may experience volatility and may fluctuate, depending upon many factors beyond our control. The trading price of our ordinary shares may be significantly affected by, among others the following factors: (i) our actual or anticipated operational results, (ii) the level of our debt, (iii) future issuances of ordinary shares, (iv) changes in, or our failure to meet, securities analysts’ expectations, and (v) general market conditions and the factors listed above under “— Risks Relating to Our Business.”

Uncertainty in enforcing U.S. judgments against Dutch or non-U.S. corporations, directors and others could create difficulties for holders of our securities in enforcing any judgments obtained against us.

We are a company organized under the laws of The Netherlands and a significant portion of our assets are located outside the U.S. In addition, members of our Management and Supervisory Boards may be residents of countries other than the U.S. As a result, effecting service of process on each person may be difficult, and judgments of U.S. courts, including judgments against us or members of our Management or Supervisory Boards predicated on the civil liability provisions of the federal or state securities laws of the U.S., may be difficult to enforce. Because there is no treaty between certain countries and The Netherlands providing for the reciprocal recognition and enforcement of judgments, some countries’ judgments are not automatically enforceable in The Netherlands or in the United States, where the principal market for our shares is located. In addition, it is uncertain as to whether a court in one country would impose civil liability on us or on the members of our Management and Supervisory Boards in an original action brought against us or our management or supervisory directors in a court of competent jurisdiction in another country and predicated solely upon the securities laws of that other country.

We are subject to Dutch law and the rights of our ordinary shareholders may be different from those rights associated with companies governed by other laws.

As a result of being organized under the laws of The Netherlands, our corporate structure as well as the rights and obligations of our ordinary shareholders may be different from the rights and obligations of shareholders in companies incorporated in other jurisdictions. Resolutions of the general meeting of shareholders may be taken with majorities different from the majorities required for adoption of equivalent resolutions in, for example, Delaware companies. Additionally, like other Dutch companies, our articles of association and our board charter contain control-enhancing rights that may have the effect of preventing, discouraging or delaying a change of control.

In addition, Dutch law provides certain obligations on companies that are domiciled in The Netherlands and whose shares are admitted to trading on a “regulated market,” as well as on certain shareholders of such companies. The NYSE may qualify as a regulated market, in which case these laws will apply to us and to certain of our shareholders. Among other things, these laws may require shareholders to notify the Dutch financial markets regulator (Authoriteit Financiële Markten, or AFM) of their holding of ordinary shares and changes to their holding if they increase or decrease their shareholding over or below 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95% of our ordinary shares and may require certain shareholders that acquire 30% or more of the voting rights attached to our ordinary shares, subject to certain exceptions, acting alone or in concert with others, to make an unconditional offer to all our shareholders. See “Description of Registrant’s Securities to be Registered — Description of Certain Provisions of Dutch Law.”

Risks Relating to Tax Matters

We have a risk of being classified as a controlled foreign corporation, which could adversely affect any 10% U.S. shareholder.

As a company incorporated in The Netherlands, we would be classified as a “controlled foreign corporation” for U.S. federal income tax purposes if:

•	any “United States person” (as defined in the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”)) possesses, directly, indirectly, or constructively, at least 10% of the combined voting power of all classes of our ordinary shares (each such person, a “10% U.S. shareholder”), and

•	the sum of the percentage ownership by all 10% U.S. shareholders exceeds 50% (by voting power or value) of our ordinary shares.

Because controlled foreign corporation status depends upon the identity of our shareholders and their respective stock ownership, there can be no assurance that LyondellBasell Industries N.V. will not be treated as a controlled foreign corporation for any taxable year. In the event that such a determination were made, all 10% U.S. shareholders would be subject to taxation under Subpart F of the U.S. Tax Code. The ultimate consequences of this determination are fact-specific to each 10% U.S. shareholder, but could include possible taxation of such 10% U.S. shareholder on a pro rata portion of our income, even in the absence of any distribution of such income.

Based on information currently available to us, including information about the selling shareholders, we do not believe we are a controlled foreign corporation at this time.

U.S. anti-inversion rules may apply to LyondellBasell Industries N.V. resulting in certain adverse U.S. federal income tax consequences.

The United States Internal Revenue Service (“IRS”) could seek to apply section 7874 of the U.S. Tax Code to treat LyondellBasell Industries N.V. as a U.S. corporation for U.S. federal income tax purposes if, in connection with our emergence from the Bankruptcy Cases, the former creditors and shareholders of our top U.S. holding company and its direct and indirect subsidiaries (our “U.S. Group”) received at least 80% of the stock issued in our emergence from Chapter 11 by reason of holding claims against those entities. Application of the 80% test could result in significantly increased U.S. federal income tax liability to us.

Alternatively, the IRS could seek to impose U.S. federal income tax on our U.S. subsidiaries’ “inversion gain” if, in connection with our emergence from the Bankruptcy Cases, the former creditors and shareholders of our U.S. Group received at least 60%, but less than 80%, of the stock issued in our emergence from the Bankruptcy Cases by reason of holding such claims. Inversion gain generally includes gain from the transfer of stock or properties (other than inventory) and certain licensing income; tax on inversion gain generally cannot be offset by net operating losses, foreign tax credits or other tax attributes.

The 80% and 60% calculations are subject to certain adjustments. Although no assurance can be given that the IRS would not take a contrary position regarding section 7874’s application or that such position, if asserted, would not be sustained, we believe that the stock issued in connection with our emergence from the Bankruptcy Cases that is attributable to the value of claims against our companies outside the U.S. Group exceeds 40% of all stock issued for any claims against us, making section 7874 inapplicable to us under the numerical stock ownership tests described above. In addition, we believe that strong arguments can be made that section 7874 should not in any event apply to us because of the business activities that we and our affiliates conduct in The Netherlands.

USE OF PROCEEDS

We are registering the resale of our ordinary shares pursuant to registration rights granted to the selling shareholders in the Registration Rights Agreement dated April 30, 2010 and filed herewith as Exhibit 4.7. We will not receive any of the proceeds from the sale of the ordinary shares by the selling shareholders named in this prospectus. All proceeds from the sale of the ordinary shares will be paid directly to the selling shareholders.

SELLING SHAREHOLDERS

This prospectus covers the offering of up to 291,580,236 ordinary shares by selling shareholders. When we refer to “selling shareholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors-in-interest and others who later come to hold any of the selling shareholders’ interests in our ordinary shares other than through public sale. The ordinary shares offered by the selling shareholders may be “restricted” securities under applicable federal and state securities laws and are being registered to give the selling shareholders the opportunity to freely sell their ordinary shares. The registration of such ordinary shares does not necessarily mean, however, that any of these ordinary shares will be offered or sold by the selling shareholders. The selling shareholders may from time to time offer and sell all or a portion of their ordinary shares in over-the-counter market or privately negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices. See “Plan of Distribution.”

In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time, the ordinary shares in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), after the date on which they provided the information set forth below. The following table sets forth information as of February 1, 2011, regarding the selling shareholders’ beneficial ownership of ordinary shares. The selling shareholders acquired the shares being registered in connection with our emergence from bankruptcy proceedings and in market and privately negotiated transactions not involving us. A substantial majority of our issued and outstanding shares were issued on April 30, 2010 in exchange for certain claims against our predecessor in the chapter 11 bankruptcy proceedings and in a rights offering. Specifically, we issued 300 million shares in exchange for certain claims and issued an additional 263,901,979 shares in a rights offering, which gave certain claim holders the right to subscribe to purchase shares at an offering price of $10.61 per share. An additional 1,774,296 shares have been issued under our Long Term Incentive Plan and upon exercise of outstanding warrants.

Access Industries is a privately held U.S. industrial group with holdings primarily in natural resources and chemicals, media and telecommunications and real estate (“Access”). Access’ affiliates acquired 11,556,499 of our shares in the rights offering and have acquired an additional 78,886,867 of the shares being registered for resale in market or privately negotiated transactions that did not involve us. Access, through its ownership of Basell AF, was the owner of LyondellBasell AF S.C.A., the predecessor of the Company, from December 2007 until its emergence from chapter 11 bankruptcy proceedings. Len Blavatnik, an individual whose principal occupation is Chairman of Access Industries, may be deemed to be the beneficial owner of the shares offered by Access, although Mr. Blavatnik disclaims any beneficial ownership in the shares, except to the extent of any pecuniary interest therein. Mr. Blavatnik served as the Chairman of the Board of LyondellBasell AF S.C.A. from December 2007 until April 2010.

Apollo Management Holdings, L.P. is the general partner or manager of various Apollo investment managers that, through various affiliated investment managers, manage four of the Apollo investments funds that hold our shares. Apollo Principal Holdings II, L.P. is the general partner or manager of various Apollo investment advisors that, indirectly through various affiliated investment advisors, provide investment advisor services to various Apollo investment funds, including one of the Apollo investment funds that hold our shares. Apollo Principal Holdings III, L.P. is the general partner or manager of various Apollo investment advisors that, indirectly through various affiliated investment advisors, provide investment advisor services to various Apollo investment funds, including one of the Apollo investment funds that hold our shares. Of the shares held by the Apollo investment funds, 67,218,407 shares were acquired in connection with the distributions upon our emergence from bankruptcy, 75,727,608 shares were acquired in the rights offering, and 21,952,350 shares were acquired in market or privately negotiated transactions that did not involve us. Leon Black, Joshua Harris and Marc Rowan are the principal executive officers and managers or directors, as applicable, of the respective general partners of Apollo Management Holdings, L.P., of Apollo Principal Holdings II, L.P. and Apollo Principal Holdings III, L.P. Mr. Harris is a member of our Supervisory Board of Directors. Each of Apollo Management Holdings, L.P. and its affiliated investment managers, Apollo Principal Holdings II, L.P. and its affiliated investment advisors, Apollo Principal Holdings III, L.P. and its affiliated investment advisors, and Messrs. Black, Harris and Rowan disclaim beneficial ownership in the shares held by the Apollo investment funds, except to the extent of any pecuniary interest therein. From time to time, we refer to “Apollo” in this prospectus. When we refer to Apollo, we mean, collectively, Apollo Global Management LLC and its subsidiaries including Apollo Management Holdings, L.P., and affiliated investment funds.

The other selling shareholders named in the table include funds under the management of Ares Management LLC, who acquired an aggregate of 36,894,999 shares on April 30, 2010 in the emergence distributions and sold an aggregate of 1,314,906 shares and acquired 658,412 warrants to purchase shares in open market and privately negotiated transactions. Ares Management is indirectly controlled by Ares Partners Management Company LLC (“Ares Partners”), which, in turn, is managed by an executive committee comprised of Messrs. Michael Arougheti, David Kaplan, Gregory Margolies, Antony Ressler and Bennett Rosenthal. Each of the members of the executive committee expressly disclaims beneficial ownership of such shares.

For descriptions of the material relationships between us and the selling shareholders, see “Description of Securities to be Registered,” “Security Ownership of Certain Beneficial Owners and Management,” “Directors and Executive Officers,” “Executive Compensation,” and “Certain Relationships, Related Party Transactions and Director Independence.”

				After Offering
	Before Offering				Percentage
	Number of			Shares	of Shares
	Shares	Percentage	Shares	Owned	Owned
	Beneficially	of Shares	Offered	After	After
Name	Owned	Owned(1)	Hereby	Offering(2)	Offering

Access Industries	90,443,366	15.9%	90,443,366	—	—
Apollo Management Holdings, L.P.(3)	164,898,365	29.1%	164,895,924	—	—
Ares Management LLC(4)	36,238,505	6.4%	36,238,505	—	—

*	Less than 1% of issued and outstanding ordinary shares.

(1)	All percentages are based on an aggregate of 566,002,295 shares issued and outstanding on February 1, 2011.

(2)	This table assumes that each selling shareholder will sell all of its ordinary shares during the effectiveness of the registration statement of which this prospectus forms a part. Selling shareholders are not required to sell any of their ordinary shares. See “Plan of Distribution.”

(3)	Apollo Management Holdings, L.P. is the general partner or manager of various Apollo investment managers that manage four of the Apollo investment funds which hold our ordinary shares. Each of Apollo Principal Holdings II, L.P. and Apollo Principal Holdings III, L.P. is the general partner or manager of various Apollo investment advisors that, individually through various affiliated investment advisors, provide investment advisor services to, respectively, one of the other Apollo investment funds that hold our shares. The total number of ordinary shares being offered by the Apollo investment funds includes ordinary shares held by the following record owners: 79,237,329 ordinary shares held by LeverageSource Holdings Series III (Lux) S.À.R.L., 3,383,080 ordinary shares held by ACLF/Lyondell S.À.R.L., 3,102,004 ordinary shares held by ACLF Co-Invest/Lyondell S.À.R.L., 560,960 ordinary shares held by AIE Eurolux S.À.R.L. and 78,614,992 ordinary shares held by LeverageSource XI S.À.R.L.

(4)	Ares Management directly or indirectly manages certain investment vehicles that hold our ordinary shares. The total number of ordinary shares being offered by such entities includes ordinary shares held by the following record owners: 16,904,384 ordinary shares held by ACOF III, 537,283 ordinary shares held by Future Fund Board of Guardians, 66,344 ordinary shares held by Ares Institutional Loan Fund B.V., 24,829 ordinary shares held by Ares IIR CLO Ltd., 29,795 ordinary shares held by Ares IIR/IVR CLO Ltd., 59,591 ordinary shares held by Ares VR CLO Ltd., 59,591 ordinary shares held by Ares VIR CLO Ltd., 49,659 ordinary shares held by Ares VII CLO Ltd., 59,591 ordinary shares held by Ares VIII CLO Ltd., 59,591 ordinary shares held by Ares IX CLO Ltd., 49,659 ordinary shares held by Ares X CLO Ltd., 39,727 ordinary shares held by Ares XI CLO Ltd., 34,761 ordinary shares held by Ares XII CLO Ltd., 168,823 ordinary shares held by Confluent 2 Limited, 1,097,671 ordinary shares and 332,249 warrants to purchase ordinary shares held by DF US BD Holdings LLC, 106,341 ordinary shares held by Ares Euro CLO I B.V., 159,112 ordinary shares held by Ares Euro CLO II B.V., 365,650 ordinary shares held by Ares Enhanced Credit Opportunities Fund Ltd., 60,340 ordinary shares held by Global Loan Opportunity Fund B.V., 21,161 ordinary shares held by SEI Global Master Fund plc, 154,976 ordinary shares held by SEI Institutional Investments Trust, 119,055 ordinary shares held by SEI Institutional Managed Trust, 89,547 ordinary shares held by Ares Strategic Investment Partners Ltd., 14,351,953 ordinary shares held by Ares SPC Holdings, L.P., 346,094 ordinary shares held by Ares SPC Luxembourg S.á.r.l and 564,565 ordinary shares and 326,163 warrants to purchase ordinary shares held by Ares Special Situations Fund I-B, L.P.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their ordinary shares on any stock exchange, market or trading facility on which the ordinary shares are traded or quoted or in private transactions. The selling shareholders may sell the ordinary shares being offered here by at various times to underwriters, for resale to the public or to Institutional Investors, directly to Institutional Investors or through agents to the public or to Institutional Investors. This prospectus may also be used by broker-dealers or other transferees who borrow or purchase the securities to settle or close out short sales of securities. These sales may be at fixed or negotiated prices. Selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale or non-sale related transfer. We will not receive any proceeds from sales of ordinary shares by the selling shareholders. The selling shareholders may also use any one or more of the following methods when selling ordinary shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the ordinary shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	transactions involving cross trades;

•	distribution by any selling shareholder to its partners, members or shareholders;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account and may be resold at various times in one or more transactions, including negotiated transactions, at a fixed price or prices at market prices prevailing or at the time of sale;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions including, entering into derivative or hedging transactions with third parties;

•	sales to cover short sales made after the date that the registration statement of which this prospectus forms a part is declared effective by the SEC;

•	agreement with broker-dealers to sell a specified number of ordinary shares at fixed prices, prevailing market prices at the time of sale, prices related to prevailing market prices, varying prices determined at the time of sale or negotiated prices;

•	the writing or settlement of options or other hedging transactions, including without limitation, derivative securities, warrants, exchangeable securities and forward delivery contracts whether through an options exchange or otherwise;

•	other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may offer ordinary shares in one or more offerings pursuant to one or more supplements to this prospectus, if required by applicable law, and any such supplement will set forth the terms of the relevant offering to the extent required. To the extant the ordinary shares pursuant to a supplement remain unsold, the selling shareholders may offer those ordinary shares on different terms pursuant to another supplement.

The selling shareholders may also sell ordinary shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The ordinary shares covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of ordinary shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Each selling shareholder reserves the right to accept and, together with their respective agents, to reject, any proposed purchases of ordinary shares to be made directly or through broker-dealers or other agents.

The selling shareholders may have pledged, and may from time to time pledge or grant a security interest in, some or all of the ordinary shares owned by them. If the selling shareholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. In addition, upon notification to us in writing by a selling shareholder that a donee or pledge intends to sell more than 500 ordinary shares, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

If we are notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of ordinary shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of ordinary shares involved, (iii) the price at which such the ordinary shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information contained in this prospectus, and (vi) other facts material to the transaction. The selling shareholders also may transfer the ordinary shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the ordinary shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the ordinary shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of ordinary shares will be paid by the selling shareholder and/or the purchasers. Each selling shareholder has represented and warranted to us that it acquired the ordinary shares subject to the registration statement of which this prospectus forms a part in the ordinary course of such selling shareholder’s business and, at the time of its purchase of such ordinary shares, such selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such ordinary shares.

There can be no assurance that the selling shareholders will sell any or all of the ordinary shares registered pursuant to the registration statement of which this prospectus forms a part.

To comply with the securities laws of certain jurisdictions, if applicable, the ordinary shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

If a selling shareholder uses this prospectus for any sale of ordinary shares, it will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling shareholders in connection with resales of their respective ordinary shares under the registration statement of which this prospectus forms a part.

With certain exceptions, Regulation M restricts certain activities of, and limits the timing of purchases and sales of any of the ordinary shares by, selling shareholders, affiliated purchasers and any broker-dealer or other person who participates in a distribution of the ordinary shares. Under Regulation M, these persons are precluded from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security subject to the distribution until the distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of these limitations may affect the marketability of the securities offered by this prospectus.

We are required to pay all fees and expenses incident to the registration of the ordinary shares, but we will not receive any proceeds from the sale of the ordinary shares by or on behalf of the selling shareholders. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

DESCRIPTION OF SECURITIES TO BE REGISTERED

General

The following descriptions are summaries of material terms of our ordinary shares, with a par value of four eurocents (€0.04) each, our Articles of Association and Dutch law. The full text of our current Articles of Association has been filed with the SEC as an exhibit hereto and is available, in Dutch and English, at our registered office in Rotterdam during regular business hours and will also be available, in Dutch and English, on our website: www.lyondellbasell.com.

Ordinary Shares

Our authorized share capital is fifty-one million euro (€51,000,000), consisting of one billion (1,000,000,000) ordinary shares, each with a par value of four eurocents (€0.04). As of February 1, 2011, there were 566,002,295 shares outstanding, including the restricted shares issued to Mr. Gallogly, but not including any other equity-based awards issued under our equity compensation plan that may result in share issuances, such as stock options and restricted stock units. See “Market Price of and Dividends on Our Common Equity and Related Shareholder Matters — Equity Compensation Plan Information.”

Prior to December 6, 2010, our authorized capital consisted of one billion (1,000,000,000) Class A ordinary shares and two hundred seventy-five million (275,000,000) Class B ordinary shares, each with a par value of four eurocents (€0.04), and there were both Class A and Class B shares outstanding. Under our Articles of Association,

•	the Class B shares had liquidation rights that entitled the holders, to the extent possible after payment of our creditors, an amount equal to $10.61 with respect to each Class B share held, in the case of our dissolution; and

•	in the event of certain acquisitions, mergers, consolidations or sales of substantially all of our assets, approval of holders of 85% of the voting power of the Class B shares outstanding at that time was required, to the extent the Class B shares were converted at a value less than $10.61 per share.

The Articles of Association provided that on the first date on which the closing price of our Class B shares was greater that $21.22 for forty-five days within any consecutive sixty day period, the Class B shares would automatically convert to Class A shares, as described under “— Conversion of Class B ordinary shares.” This triggering event occurred on December 6, 2010 and as a result, beginning December 7, 2010, there are no Class B shares outstanding and our entire authorized capital consists of ordinary shares without classes.

Voting and Approval Rights

Generally, each shareholder is entitled to one vote for each ordinary share held on every matter submitted to a vote of shareholders, including election of members of the Management Board and Supervisory Board. The Supervisory Board is divided into three classes of approximately equal size. The three classes have initial terms of one, two and three years, respectively, with subsequent terms of three years each. There are no cumulative voting rights. Accordingly, the holders of a majority of voting rights will have the power to elect all members of the Management Board and the Supervisory Board who are standing for election.

Unless otherwise required by our Articles of Association or Dutch law, matters submitted for a vote at a general meeting of shareholders require the approval of a majority of the votes cast at the general meeting. Pursuant to Dutch law and our Articles of Association, both the Supervisory Board and holders of our ordinary shares have the right to approve decisions from the Management Board relating to (i) the transfer of all or substantially all our enterprise by way of a share or asset sale, consolidation or merger or otherwise, (ii) the entering into or termination of a long-lasting commercial relationship that is of essential importance to our business and (iii) the acquisition or disposition of shares or assets with a value of at least one-third of our consolidated asset value.

There are no laws currently in effect in The Netherlands or provisions in our Articles of Association limiting the rights of non-resident investors to hold or vote ordinary shares.

Dividends and Distributions

Pursuant to our Articles of Association, the Management Board, with the approval of the Supervisory Board, may determine to allocate amounts to our reserves up to the amount of our annual profits. Out of our share premium reserve and other reserves available for shareholder distributions under Dutch law, the general meeting of shareholders may declare distributions after a proposal of the Management Board following approval from the Supervisory Board. We cannot pay dividends if the payment would reduce our shareholders’ equity below the aggregate par value of our outstanding ordinary shares, plus reserves (if any) required to be maintained by law. The Management Board, following approval from the Supervisory Board, may, subject to certain statutory provisions, distribute one or more interim dividends or other interim distributions before the accounts for any year have been approved and adopted at a general meeting of shareholders, in anticipation of the final dividend or final distribution. Rights to dividends and distributions that have not been collected within five years after the date on which they first became due and payable revert to us.

We do not currently plan to pay a regular dividend on our shares. The payment of dividends or distributions in the future will be subject to the requirements of Dutch law and the discretion of our shareholders (in the case of annual dividends), our Management Board and Supervisory Board. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will depend upon general business conditions, our financial condition, our earnings and cash flow, our capital requirements, financial covenants and other contractual restrictions on the payment of dividends or distributions. There can be no assurance that any dividends or distributions will be declared or paid in the future. Any future cash dividends or distributions will be paid in U.S. dollars.

Shareholder Meetings

Each shareholder and certain other parties designated under Dutch law will be permitted, either personally or through an attorney authorized in writing, to attend the general meeting of shareholders, to address said meetings and to exercise voting rights, subject to certain provisions of Dutch law and our Articles of Association.

Our general meetings of shareholders will be held in The Netherlands at least annually, within six months after the close of each financial year (i.e., in the month of June at the latest). Extraordinary general meetings of shareholders may be held as often as the Management Board and/or the Supervisory Board deems necessary, or as otherwise provided for pursuant to Dutch law. One or more shareholders representing in the aggregate at least 10% of the issued share capital can request the Supervisory Board to convene a general meeting of shareholders. In addition, each of the selling shareholders can require the Supervisory Board to convene a general meeting of shareholders for so long as it hold, together with its affiliates, at least 5% of the issued share capital. In each such case, the Supervisory Board is required to publish a convening notice for such a general meeting of shareholders within four weeks of receipt from such shareholders of (i) a specified agenda for such general meeting of shareholders and, (ii) in the sole discretion of the Supervisory Board, compelling evidence of the number of shares held by such shareholder or shareholders. If such meeting is not held within six weeks of our receipt of such request, the shareholders requesting a meeting may petition a court in The Netherlands for an order directing the holding of such meeting; the court may order the holding of such a meeting if the persons requesting the meeting can demonstrate that they have a sufficient interest in holding a meeting with the agenda requested by them.

One or more shareholders representing solely or jointly at least 1% of the issued share capital or, as long as our shares are admitted to trading on the NYSE, shareholders whose shares represent a value of fifty million euro (€50,000,000.00) or more, can request the Supervisory Board to place a matter on the agenda, provided that the Supervisory Board has received such request at least sixty days prior to the date of the general meeting of shareholders concerned.

Election and Tenure of Directors

The members of our Management Board are charged with managing our day-to-day affairs. The members of our Supervisory Board are charged with the supervision of the policy of the Management Board and of our general course of affairs.

The Supervisory Board shall determine the size of the Management Board, provided that the Management Board shall consist of at least one member. The Supervisory Board shall determine the size of the Supervisory Board; provided that the Supervisory Board shall consist of at least nine members and shall not have more than eleven members unless required in order to comply with (i) our Articles of Association, (ii) the terms of any binding nomination agreement and (iii) applicable law or regulation, including the NYSE listing standards (when applicable).

Following the appointment of our initial Supervisory Board and Management Board, the general meeting of shareholders will appoint the member(s) of the Management Board upon the nomination of the Supervisory Board and, subject to the terms of any binding nomination agreements, the members of the Supervisory Board; provided that the Supervisory Board itself shall be entitled to appoint up to one-third of the members of the Supervisory Board in accordance with Dutch law, which appointments shall terminate on the date of the next following general meeting of shareholders.

We entered into a binding nomination agreement with each of the selling shareholders pursuant to which we agreed that, following appointment of the initial Supervisory Board, (i) if a selling shareholder, together with its affiliates, owns 18% or more of our outstanding ordinary shares, such shareholder will have the right to nominate three members of the Supervisory Board; (ii) if a selling shareholder, together with its affiliates, owns at least 12% but less than 18% of our outstanding ordinary shares, such shareholder will have the right to nominate two members of the Supervisory Board; and (iii) if a selling shareholder, together with its affiliates, owns at least 5% but less than 12% of our outstanding ordinary shares, such shareholder will have the right to nominate one member of the Supervisory Board. The general meeting of shareholders may render such nomination non-binding by means of a resolution adopted by at least two-thirds of the valid votes cast, representing more than half of the issued capital.

The general meeting of shareholders may dismiss, or suspend for a period of up to 3 months, a member of the Management Board or the Supervisory Board by a resolution adopted by at least two-thirds of the votes cast in a meeting where at least half of the issued share capital is represented. If the general meeting of shareholders has suspended a member of the Management Board or the Supervisory Board, the general meeting of shareholders shall within three months after the suspension has taken effect resolve either to dismiss such relevant member, or to terminate or continue the suspension, failing which the suspension shall lapse.

The initial nine member Supervisory Board will be divided into three classes, Class 1, Class 2 and Class 3 and each class will consist of three members. Class 1 members will serve a one-year initial term and stand for election at the first annual meeting, Class 2 members will serve a two-year initial term and stand for election at the second annual meeting and Class 3 members will serve a three-year initial term and stand for election at the third annual meeting. Thereafter, unless the general meeting of shareholders, on the proposal of the Supervisory Board, determines that a member of the Supervisory Board shall be appointed for a longer period, a member of the Supervisory Board will be appointed for a maximum period of three years. There is no limit to the number of times a member of the Supervisory Board can be reappointed. The term of the initial Management Board will be five years; thereafter, a member will be appointed for a maximum period of four years. There is no limit to the number of times a member of the Management Board can be reappointed.

Subject to our Articles of Association, the Management Board and Supervisory Board may adopt rules and regulations governing the internal proceedings of each such constituency, including rules relating to voting on nominations of directors, board composition and governance.

Issuance of Ordinary Shares/Pre-emptive Rights

Our Articles of Association provide that our Supervisory Board has the authority to issue shares within the limits of up to twenty percent of our authorized share capital from time to time, for a period ending April 30, 2015. The designation of the Supervisory Board as being the body competent to issue shares may, by our Articles of Association or by a resolution of the general meeting of shareholders, be extended each time for a period not exceeding five years.

Under Dutch law and our Articles of Association, every holder of ordinary shares will have a preemptive right in the proportion that the aggregate amount of his ordinary shares bears to the total amount of shares outstanding. The preemptive right may be restricted or excluded by a resolution of the Supervisory Board for so long as the Supervisory Board is the competent body to issue shares. A holder of ordinary shares will not have a preemptive right to shares which are being issued against contribution other than in cash, to ordinary shares which will be issued to our employees or employees of one of our group companies and to ordinary shares which will be issued as a result of merger or demerger.

Conversion of Class B ordinary shares

Our Articles of Association provided that at the earlier of (i) the request of the relevant holder of Class B ordinary shares with respect to the number of Class B ordinary shares specified by such holder (ii) acquisition by us of one or more Class B shares or (iii) upon the first date upon which the closing price per share of the Class B ordinary shares exceeds 200% of $10.61 for at least forty-five trading days within a period of sixty consecutive trading days (provided however, that the closing price per share of the Class B ordinary shares must exceed such threshold on both the first and last day of the sixty day period), each such Class B ordinary share will be converted into one Class A ordinary share; provided however, that the number of Class A ordinary shares into which Class B ordinary shares are convertible will be adjusted in the event of any stock split, subdivision of shares, combination of shares or stock dividend relating only to the Class A or Class B ordinary shares which does not relate also to the other class of ordinary shares in a pro rata manner such that a holder of Class B ordinary shares thereafter converted shall receive the number of Class A ordinary shares which such holder would have received with respect to such conversion had such Class B ordinary shares been converted immediately prior to such action. Approximately 74.6 million Class B shares were converted at the request of the relevant holders pursuant to the mechanism described in (i), above. At the close of business on December 6, 2010, the conditions in (iii), above, were met, and all of the remaining Class B shares converted into Class A shares.

Repurchase of Ordinary Shares

The shareholders may delegate to the Management Board the authority, subject to certain restrictions contained in Dutch law and our Articles of Association, to cause us to acquire, for consideration, our own fully paid ordinary shares. Such authorization may not be granted for more than 18 months. In the authorization, the general meeting of shareholders shall determine how many shares or depository receipts thereof may be acquired, the manner in which they may be acquired and between what limits the price for such ordinary shares shall be.

The authorization will not be required for the acquisition of ordinary shares by us in order to transfer these to our employees in accordance with an employee share plan.

Subject to certain exceptions set forth in our Articles of Association, even with the authorization by the general meeting of the shareholders, the Management Board may only acquire our ordinary shares if it acquires shares pro rata on the same terms (including price per share).

Capital Reduction

Upon proposal by the Management Board, following approval from the Supervisory Board, the general meeting of shareholders may reduce our issued share capital by cancellation of ordinary shares held by us, subject to certain statutory provisions. However, if less than one half of the issued share capital is present at the meeting, the general meeting of shareholders may only adopt a resolution for capital reduction with a majority of at least two-thirds of the votes cast.

Amendment of Our Articles of Association

Our Articles of Association may be amended, on the proposal of the Management Board (which has been approved by the Supervisory Board), by a majority of the votes cast at a general meeting of shareholders; provided that such proposal is stated in the notice for the general meeting and a complete copy of the proposed amendment is filed at our office so that it may be inspected prior to and during the meeting.

Description of Certain Provisions of Dutch Law

Dutch law provides certain obligations on companies that are domiciled in The Netherlands and whose shares are admitted to trading on a “regulated market,” as well as on certain shareholders of such company. It is possible that the NYSE may qualify as a regulated market, in which case certain statutory Dutch law obligations would apply to us and to certain of our shareholders.

Disclosure of Information

Yearly and Half-Yearly Information — As a result of the implementation of the EU Directive 2004/109 of 15 December 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market (the “Transparency Directive”), if the NYSE is deemed a regulated market, we would be required to make our annual financial report available to the public ultimately four months after the end of each financial year and we should file the annual financial report with the Dutch Authority for the Financial Markets, the “AFM”) within five days after it has been adopted by our general meeting of shareholders. The annual financial information consists of the audited annual accounts, the annual report, a description of the main risks and uncertainties facing us and a statement by persons within LyondellBasell Industries N.V. designated by the latter as the “responsible persons,” indicating (i) that the annual accounts give a fair view of the assets and financial position of LyondellBasell Industries N.V. and, in the case of consolidated accounts, of the enterprises included in the consolidation and (ii) that the annual report gives a fair view of LyondellBasell Industries N.V.’s condition on the balance sheet date, the development of LyondellBasell Industries N.V. and its affiliated companies during the previous financial year and all material risks to which LyondellBasell Industries N.V. is exposed.

We would also need to publish our half-yearly information within two months after the end of the first six months of our financial year. Both the annual and half-yearly financial information must remain publicly available for at least five years.

Interim Management Statements — In addition, we would need to publish an interim management statement in both the first and second half of our financial year at least ten weeks after the start, and no more than six weeks before the end, of the relevant half-year period or alternatively would need to publish quarterly financial statements. These interim management statements should include (i) an explanation of material events and transactions affecting LyondellBasell Industries N.V., the undertakings controlled by it and the consequences thereof for the financial position of LyondellBasell Industries N.V. and the undertakings controlled by LyondellBasell Industries N.V.; and (ii) a general description of the financial position of LyondellBasell Industries N.V. and the undertakings controlled by it.

Changes in the Rights Attached to Our Securities — We would need to make public immediately any changes in the rights attached to our securities (including changes in statutory rights) or to the rights to acquire our securities and send the AFM a copy of such publications.

Mandatory Offer Rules

Following implementation of the Takeover Directive (2004/25/EC), the applicable Dutch Financial Supervision Act (the “FSA”) and the decrees and regulations promulgated thereunder contain provisions regarding the making of a mandatory public offer. These provisions, the basics of which are outlined below, would be applicable to us if the NYSE would be deemed a “regulated market.”

In such case, any person who, solely or acting in concert with others, directly or indirectly, acquires predominant control over a Dutch public limited liability company whose shares (or depositary receipts) are admitted to trading on a regulated market, will be obligated to make a public offer for all shares (and depositary receipts) issued by that company at an equitable price. Predominant control is defined in the FSA as 30% or more of the voting rights in a company’s general meeting of shareholders, generally acquired through 30% of that company’s issued and outstanding shares. A person or group of concert parties that had a controlling interest at the time of the listing of our ordinary shares on the NYSE will be exempt from the obligation to make a mandatory public offer. However, the obligation to make a public offer will apply to such shareholder or group of concert parties if its voting rights decrease below 30% and then again increase to 30% or more. The obligation to make a public offer will expire if the voting rights of the relevant person or group of concert parties decrease below the 30% threshold, either by disposal of shares or otherwise, within 30 days after acquiring control and provided that this shareholder or group of shareholders has not exercised any voting rights on our ordinary shares in this period.

Disclosure of Significant Ownership of Ordinary Shares

If the NYSE is deemed a regulated market, certain of our shareholders may be subject to notification obligations under the FSA. The following description summarizes those obligations. Shareholders are advised to consult with their own legal advisers to determine whether the notification obligations apply to them.

The most important notification requirements for our investors based on the FSA are as follows:

•	any person who, directly or indirectly, acquires or disposes of a capital interest or voting rights in LyondellBasell Industries N.V. must forthwith give written notice to the AFM of such capital interest and/or voting rights. This notification obligation will exist if an acquisition or disposal causes the total percentage of the capital interest and/or voting rights held, to reach, exceed or fall below a certain threshold. These thresholds are 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%;

•	any person whose capital interest or voting rights in LyondellBasell Industries N.V. reaches, exceeds or falls below a threshold due to a change in our outstanding capital or in votes that can be cast on our ordinary shares as notified to the AFM by us, should notify the AFM no later than the fourth trading day after the AFM has published our notification; and

•	any person who’s holding of shares or voting rights in LyondellBasell Industries N.V. is larger than or equal to 5% as of December 31 of any year will be required to notify the AFM of any changes in the composition of this interest annually within four weeks from December 31.

For the purpose of calculating the percentage of capital interest of voting rights, the following interests must be taken into account: (i) shares (or depositary receipts for shares) directly held (or acquired or disposed of) by any person, (ii) shares (or depositary receipts for shares) held (or acquired or disposed of) by such person’s subsidiaries or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement and (iii) shares (or depositary receipts for shares) which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of including, but not limited to, on the basis of convertible bonds). Pursuant to the FSA, LyondellBasell Industries N.V. is required to inform the AFM on changes in its share capital.

U.S. Federal Income Tax Considerations

Considerations Under Section 7874

Although we are incorporated in The Netherlands, the IRS may assert that we should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes under U.S. Tax Code section 7874, which could result in significant U.S. federal income tax liability to us. Alternatively, the IRS may assert that our U.S. subsidiaries are subject to tax on their inversion gain.

If, in connection with the Bankruptcy Cases, the former creditors and shareholders of our U.S. Group received at least 80% of our stock by reason of holding claims against, and interests in, the U.S. Group and if our expanded affiliated group did not have substantial business activities in The Netherlands, U.S. Tax Code section 7874 would treat us as a U.S. corporation. Alternatively, we would be treated as a foreign corporation for U.S. federal income taxes, but U.S. tax would be imposed on our U.S. subsidiaries’ inversion gain if, in connection with the Bankruptcy Cases, the former creditors and shareholders of our U.S. Group received at least 60%, but less than 80%, of our stock issued in connection with the Bankruptcy Cases by reason of holding such claims or interests and if our expanded affiliated group did not have substantial business activities in The Netherlands. The 80% and 60% calculations are subject to certain adjustments.

We believe that our stock issued or deemed issued in connection with the Bankruptcy Cases that was attributable to the value of our foreign companies that are not directly or indirectly owned by our U.S. Group exceeds 40% of all our stock issued to creditors and shareholders of our U.S. Group. Therefore, we believe that the former creditors and shareholders of our U.S. Group did not receive at least 60% of our stock by reason of such claims and interests, making U.S. Tax Code section 7874 inapplicable to us. In addition, we believe that strong arguments can be made that section 7874 should not apply to us because the expanded affiliated group that includes us should be treated as having substantial business activities in The Netherlands. However, no assurance can be given that the IRS would not take a contrary position regarding section 7874’s application or that such position, if asserted, would not be sustained. The remainder of the discussion below assumes that section 7874 will not apply to us.

Taxation of Distributions on Our Ordinary Shares

We do not currently plan to pay a regular dividend on our shares. In the event we pay a dividend on our ordinary shares, U.S. holders of our ordinary shares will generally be taxed with respect to such dividends.

Subject to complex limitations, Dutch withholding tax (which, together with the income tax treaty between The Netherlands and the United States, is discussed under “— Dutch Tax Considerations” below) will be treated for U.S. tax purposes as a foreign tax that may be claimed as a foreign tax credit against the U.S. federal income tax liability of a U.S. holder. We expect that the ability of U.S. holders to claim the foreign tax credit with respect to our dividends may be subject to significant limitations. In lieu of claiming a credit, U.S. holders may claim a deduction of foreign taxes paid in the taxable year.

Dispositions of Our Ordinary Shares

Subject to the discussion below regarding controlled foreign corporations and the passive foreign investment company rules, U.S. holders of our ordinary shares generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of our ordinary shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for our ordinary shares exceeds one year. Under current law, long-term capital gain of non-corporate shareholders is subject to tax at a maximum rate of 15% (plus the 3.8% Unearned Income Medicare Contribution tax in taxable years beginning after December 31, 2012, to the extent applicable). However, the 15% rate is scheduled to increase to 20% effective for taxable years beginning after December 31, 2010. There are limitations on the deductibility of capital losses.

Controlled Foreign Corporation Considerations

Each “10% U.S. shareholder” of a foreign corporation, such as us, that is a controlled foreign corporation (“CFC”) for an uninterrupted period of 30 days or more during a taxable year, and who owns shares in the CFC, directly or indirectly through foreign entities, on the last day of the CFC’s taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” and in some cases certain other income, even if such income is not distributed. A foreign corporation is considered a CFC if 10% U.S. shareholders own (directly, indirectly through foreign entities or by attribution by application of the constructive ownership rules of section 958(b) of the U.S. Tax Code (i.e., “constructively”)) more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation, or more than 50% of the total value of all stock of such corporation on any day during the taxable year of such corporation. The calculations of percentage ownership for purposes of determining whether a shareholder is a 10% U.S. shareholder and for purposes of determining a shareholder’s pro rata share of any subpart F income and certain other income are not the same. In addition, if we were a CFC at any time, certain gain on the disposition of our ordinary shares by a present or former 10% U.S. shareholder may be subject to treatment as a dividend from us and any 10% U.S. shareholders may be subject to additional reporting requirements.

Passive Foreign Investment Company Considerations

The treatment of U.S. holders of our ordinary shares in some cases could be materially different from that described above if, at any relevant time, we were a passive foreign investment company (a “PFIC”), unless such holder is a 10% U.S. shareholder and we are a CFC. We believe that we have not been a PFIC in any prior taxable year, and we do not expect to be a PFIC in the current taxable year. In addition, we believe that we will not be a PFIC in future years. However, the tests for determining PFIC status are applied annually, and it is difficult accurately to predict future income and assets relevant to this determination. Accordingly, we cannot assure U.S. holders that we will not become a PFIC.

Dutch Tax Considerations

We are a public company with limited liability (naamloze vennootschap) incorporated under Dutch law. In general, and unless a reduced rate applies, we must withhold tax (“dividend tax”) at the rate of 15% on dividend distributions with respect to our ordinary shares. Dividends include, without limitation:

•	distributions of profits (including paid-in capital not recognized for dividend tax purposes) in cash or in kind, including deemed and constructive dividends;

•	liquidation distributions and, generally, proceeds realized upon a repurchase of our ordinary shares or upon the transfer of ordinary shares to our direct or indirect subsidiary, in excess of the average paid-in capital recognized for dividend tax purposes;

•	the par value of ordinary shares issued or any increase in the par value of ordinary shares, except where such increase in the par value of ordinary shares is funded out of our paid-in capital recognized for dividend tax purposes; and

•	repayments of paid-in capital recognized for dividend tax purposes up to the amount of our profits (zuivere winst) unless our general meeting of shareholders has resolved in advance that we shall make such repayments and the par value of the ordinary shares concerned has been reduced by a corresponding amount through an amendment of our articles of association.

A holder of ordinary shares which is, is deemed to be, or, in case the holder is an individual, has elected to be treated as, resident in The Netherlands for the relevant tax purposes is generally entitled to credit the dividend tax withheld against such holder’s tax liability on income and capital gains or, in certain cases, to apply for a full refund of the dividend tax withheld.

A holder of ordinary shares which is not, is not deemed to be, and, in case the holder is an individual, has not elected to be treated as, resident in The Netherlands for the relevant tax purposes may be eligible for a partial or full exemption or refund of the dividend tax under an income tax convention in effect between The Netherlands and the holder’s country of residence or under the Dutch rules relating to the implementation of the Parent / Subsidiary Directive as the case may be. Moreover, residents benefitting from the participation exemption with respect to our ordinary shares may be eligible for a full exemption of dividend tax.

Under the double taxation convention in effect between The Netherlands and the U.S. (the “Treaty”), dividends paid by us to certain U.S. corporate shareholders holding directly at least 10% of the voting power in our company are generally eligible for a reduction of the 15% withholding tax to 5%, unless the ordinary shares held by such shareholders are attributable to a business or part of a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands. Under certain circumstances and subject to various conditions, the Treaty provides for a full exemption from dividend tax. Dividends received by exempt pension organizations and exempt organizations, as defined in the Treaty, may also be entitled to a full exemption or refund from dividend tax.

A holder of ordinary shares other than an individual will not be eligible for the benefits of the Treaty if such holder of ordinary shares does not satisfy one or more of the tests set forth in the limitation on benefits provisions of Article 26 of the Treaty. Moreover, under the terms of domestic anti-dividend stripping rules, a recipient of dividends distributed on our ordinary shares will not be entitled to an exemption from, reduction, refund, or credit of dividend tax if the recipient is not the beneficial owner of such dividends within the meaning of such rules.

Generally, any payments of interest and principal by us on debt can be made free of withholding or deduction for any taxes imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority thereof or therein.

The issuance or transfer of ordinary shares, and payments made with respect to ordinary shares, will not be subject to value added tax in The Netherlands. The subscription, issue, placement, allotment, delivery, transfer or execution of ordinary shares will not be subject to registration tax, capital tax, customs duty, transfer tax, stamp duty, or any other similar tax or duty in The Netherlands.

MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

Our shares were listed on the NYSE on October 14, 2010 under the symbol “LYB.” Prior to that time, they were quoted in the Pink OTC Markets, Inc. (the “Pink Sheets”) under the symbol “LALLF.” There was no trading market for our shares prior to April 30, 2010. The high and low prices for our ordinary shares since they were issued are shown in the table below.

	High	Low

April 30 — June 30, 2010	$23.25	$16.15
Third Quarter 2010	23.95	14.86
Fourth Quarter 2010	34.54	23.71
First Quarter 2011 (through February 1, 2011)	$37.00	$33.57

On February 1, 2011, the closing price, as reported on the NYSE, of our shares was $36.84.

Holders

As of February 1, 2011, there were approximately 3,700 record holders of our shares, including Cede & Co. as nominee of the Depository Trust Company.

Dividends

We do not currently plan to pay a regular dividend on our shares. The payment of dividends or distributions in the future will be subject to the requirements of Dutch law and the discretion of our shareholders (in the case of annual dividends), our Management Board and Supervisory Board. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will depend upon general business conditions, our financial condition, our earnings and cash flow, our capital requirements, financial covenants and other contractual restrictions on the payment of dividends or distributions.

There can be no assurance that any dividends or distributions will be declared or paid in the future.

Securities Authorized for Issuance Under Our Equity Compensation Plans

The number of shares reserved for issuance under the Compensation Plans, as defined below, represents approximately 3.90% of the total number of shares issued and outstanding. The shares reserved for issuance under the Compensation Plans include the shares covered by the Emergence Grants, as defined below, as well as additional shares to remain available for future awards granted pursuant to the Compensation Plans.

Equity Compensation Plan Information

As part of the Plan of Reorganization, our 2010 MTI Plan and 2010 LTI Plan (collectively, the “Compensation Plans”) automatically became effective as of the effective date of the Plan of Reorganization. The initial awards to employees and directors (“Emergence Grants”) under the Compensation Plans consisted of an aggregate of (i) approximately $18 million in MTI target awards granted under the 2010 MTI Plan; (ii) stock options and stock appreciation rights in respect of approximately 9 million shares of our ordinary shares granted under the 2010 LTI Plan; and (iii) restricted stock or restricted stock units in respect of approximately 4 million shares granted under the 2010 LTI Plan. The form and terms of all or a portion of the Emergence Grants, including the methodology for allocations of medium-term and long-term awards under the Compensation Plans, were reviewed and authorized by the Remuneration Committee of the Supervisory Board of LyondellBasell AF and became effective as of the effective date of the Plan of Reorganization without further corporate action.

Awards made under the Compensation Plans more than ninety days after the effective date of the Plan of Reorganization are subject to approval by the Compensation Committee of our Supervisory Board, in accordance with the terms of the Compensation Plans.

The order confirming the Plan of Reorganization provided that the Compensation Plans and Emergence Grants that were made prior to the effective date of the Plan of Reorganization will be binding and effective on the effective date of the Plan of Reorganization.

Dutch/U.S. Tax Matters

See “Description of Registrant’s Securities to be Registered — U.S. Federal Income Tax Considerations” and “— Dutch Tax Considerations” for a discussion of tax matters under U.S. and Dutch law.

Dutch/U.S. Export/Import Matters

There are no regulatory restrictions on foreign direct investment in The Netherlands. There are no restrictions on foreign ownership of land, or on repatriation of capital and profits.

INTERESTS OF NAMED EXPERTS AND COUNSEL

None.

DESCRIPTION OF BUSINESS

Overview

We are the world’s third largest independent chemical company based on revenues and an industry leader in many of our product lines. We are the world’s largest producer of polypropylene and polypropylene compounds (“PP compounds”) and a top worldwide producer of propylene oxide (“PO”), polyethylene (“PE”), ethylene and propylene. Additionally, we are a leading provider of technology licenses and a supplier of catalysts for polyolefin production. Our refinery in Houston, Texas (the “Houston Refinery”) is among North America’s largest full conversion refineries capable of processing significant quantities of heavy, high-sulfur crude oil. We participate in the full petrochemical value chain, from refining to specialized end uses of petrochemical products, and we believe that our vertically integrated facilities, broad product portfolio, manufacturing flexibility, superior technology base and operational excellence allow us to extract value across the full value chain.

We have the size and scale to compete worldwide:

•	For the year ended December 31, 2009, our revenues were $30.8 billion.

•	As of December 31, 2009, our total assets were $27.8 billion.

We are geographically diverse:

•	As of December 31, 2009, we manufactured products at 59 sites in 18 countries (including those operated through joint ventures).

•	We sell products in more than 100 countries.

•	For the year ended December 31, 2009, 54% of our revenues was generated from sales in North America, 35% from sales in Europe and 11% from sales in the rest of the world.

•	We participate in 16 significant manufacturing joint ventures, 11 of which are outside of Western Europe and the U.S., primarily in regions that have cost-advantaged raw materials or high growth rates, including Asia, the Middle East and Eastern Europe.

We have leading positions in our key products:

•	As of December 31, 2009, we are the worldwide rated capacity leader in polypropylene, PP compounds, polyolefin licensing, polypropylene catalysts and oxyfuels.

•	As of December 31, 2009, we ranked second, third, fourth and fourth in worldwide capacity in propylene oxide, PE, ethylene and propylene, respectively.

Our products are used in a broad range of applications and in products that people use every day, and have been increasingly in demand in developing markets:

•	Key end uses for our products include: rigid and flexible packaging, transportation fuels (gasoline and diesel), containers, plastic pipe, detergents, cosmetics, electronics, appliances, automotive parts, paints and coatings, furnishings, construction and building materials and many other industrial and consumer goods applications.

•	The diverse end-market uses for our products help to reduce volatility of demand for our products, and a majority of our revenues in 2009 was derived from sales of products utilized in consumable products (including fuels).

Our businesses and asset portfolio provide diversification and flexibility:

Our business portfolio of refining and oxyfuels, olefins and polyolefins, intermediate and derivative chemicals, and technology provides diversification and flexibility. Despite the current economic conditions generally and in our industry, parts of our businesses have performed in line with historical norms:

•	In 2009, the oxygenated fuels products within our refining and oxyfuels segment showed margins which were consistent with recent years, due in part to the significant differential between gasoline prices and butane costs, coupled with increasing worldwide biofuels demand.

•	The continued enhancement of feedstock flexibility in our North American olefin plants allowed us to improve the competitiveness of these assets in the current market conditions where NGLs pricing has been much lower than most crude-oil-based feedstocks, partially offsetting the weak overall profit environment for producers using crude-oil-based feedstocks.

•	In our olefins and polyolefins segments, our North American PE business has benefitted from strong export demand driven by the Asian economy, competitors’ project delays and relatively lower NGLs cost-based ethylene.

•	The PO business within our intermediates and derivatives segment demonstrated results in 2009 consistent with recent years.

Competitive Strengths

We believe that our key competitive strengths are:

•	Leading Positions in Worldwide Segments. We are the world’s third largest independent chemical company based on revenues and an industry leader in many of our product lines. We are the world’s largest producer of polypropylene, PP compounds and oxyfuels and a top worldwide producer of PO, PE, ethylene and propylene. Additionally, we are a leading provider of technology licenses and a supplier of catalysts for polyolefin production. Our Houston Refinery is among North America’s largest full conversion refineries capable of processing significant quantities of heavy, high-sulfur crude oil.

Worldwide Position by Product

Products	Worldwide Rated Capacity	Worldwide Position
	(Million lbs per year, unless noted)

Refining and Oxyfuels
Oxyfuels (bbl/day)	75,000	#1
Olefins and Polyolefins
Polypropylene	12,100	#1
Polyethylene	10,800	#3
Ethylene	14,400	#4
Propylene	8,800	#4
PP Compounds	2,300	#1
Intermediates and Derivatives
Propylene Oxide	2,500	#2
Technology
Polyolefin Licensing		#1
Polypropylene Catalysts		#1

Sources: CMAI, Chemical Market Resources, DeWitt and LyondellBasell AF’s internal data.

Note:	Capacities and worldwide capacity position are as of December 31, 2009, except for Technology worldwide capacity position, which is as of December 31, 2008, and include our pro rata share of joint ventures.

•	Geographic Diversity. Our worldwide manufacturing, sales and marketing network enables us to serve the needs of both local and worldwide customers. As of December 31, 2009, we operated (including through our joint venture network) 59 manufacturing sites in 18 countries. For the year ended December 31, 2009, 54% of our revenues was generated from sales in North America, 35% from sales in Europe and 11% from sales in the rest of the world. We market and sell our products in more than 100 countries, providing the opportunity to develop new markets for our products in higher-growth regions. We have worldwide exposure to many different economies as a result of our historical strength in Europe and the United States and our worldwide joint venture network. Our technology licensing platform has enabled us to make a number of investments in high-growth regions to broaden our worldwide reach.

Worldwide Network

	North America	Europe	Rest of World	Total

Manufacturing Facilities(1)	23	19	17	59
Employees(2)	6,120	7,750	990	14,860
Revenues (millions)(3)	16,566	10,931	3,331	30,828

(1)	As of December 31, 2009. Includes joint ventures and wholly owned manufacturing facilities.

(2)	Approximate as of December 31, 2009.

(3)	Revenues for the year ended December 31, 2009 based on delivery location.

•	Participation in High-Growth, Low-Cost Markets through Joint Venture Relationships. We have pursued a strategy of leveraging our leading technology positions and worldwide marketing network to gain access to growing markets and low cost raw materials and feedstocks through the development of joint ventures. We participate in 16 significant manufacturing joint ventures in 11 countries throughout the world, most of which are in regions that have cost-advantaged feedstock or higher growth rates, including Asia, the Middle East and Eastern Europe, which have shown average annual GDP growth rates of 7% (outside of Japan), 5% and 4%, respectively, from 2005 through 2009. On a 100% basis, our joint ventures have 8.1 billion pounds of polypropylene capacity and 2.7 billion pounds of PE capacity. In 2007, 2008 and 2009 we received cash dividends from these joint ventures of $148 million, $98 million and $26 million, respectively, in addition to benefitting from profits relating to licensing revenue, catalyst sales and marketing joint venture products. Since late 2008, we have begun production at two new Saudi Arabian joint ventures; expanded production at two joint ventures in Saudi Arabia and Mexico; started-up a new joint venture in China; and are adding capacity at another joint venture in Thailand. Our equity stakes allow us to participate in higher growth regions of the world without the significant expense of constructing wholly owned facilities.

•	Portfolio of Differentiated Products, Which Provides Premium Margins. We believe that our PP compounds, Catalloy process resins, polybutene-1 (“PB-1”), PO and intermediate products and our technology business help mitigate our exposure to the olefin and polyolefin cycles. The cycles for PO and its derivatives have historically tended to follow more independent supply and demand patterns than olefins and polyolefins. We also believe our technology and catalyst businesses further reduce the impact of petrochemical cycles on our operating results and provide a foundation for us to realize premium profit margins.

•	Significant Achievable Cost Savings in Process. From June 30, 2008 through the end of 2009, we reduced our workforce by approximately 2,370 employees and approximately 1,650 contractors. Additionally, since the end of 2007, we have significantly rationalized our asset footprint by shutting down underperforming assets with 4 billion pounds of annual capacity of polymers and chemicals. Management expects additional fixed cost savings by reducing staff, rationalizing our worldwide asset base, restructuring our contracts and realizing savings in procurement and logistics. Our senior management continues to focus on streamlining our worldwide fixed cost infrastructure.

•	We Operate One of the Largest High-Complexity Refineries in North America. We believe that our Houston Refinery is among the more flexible of major North American refineries with the ability to process 268,000 barrels per day of a wide array of feedstock grades, including heavy, high-sulfur crude oil. These grades of crude oil are more difficult to refine into gasoline than other high value fuel products, but have historically been less costly to purchase, giving us a cost advantage over many of our competitors. Processing heavy, high-sulfur crude oil in significant quantities requires a high-complexity refinery, which differentiates our Houston Refinery from the majority of competing facilities in the U.S. We currently are party to a crude supply agreement with PDVSA Petróleo S.A. (“PDVSA Oil”) to buy crude at market-based pricing for the majority of our supply. Our Houston Refinery also benefits from its strategic location near various North American pipeline systems and a major port on the Gulf of Mexico, with its proximity to Venezuela and Mexico, which are among the largest producers of heavy, high-sulfur crude oil.

•	Integrated Portfolio Structure. We participate in the full petrochemical value chain, from refining to specialized end uses of petrochemical products. We extract value from optimization across the refining and oxyfuels, olefins and polyolefins and intermediates and derivatives businesses. We operate several major integrated olefin and olefin derivative sites, which provide cost efficiencies through shared services and infrastructure, economies of scale and optimization. Additionally, oxygenated fuel products produced from chemical assets offer further integration benefits with the fuels business. We utilize our flexibility by leveraging a portfolio of mixed feedstock crackers across the U.S. to reduce our exposure to volatility in feedstock prices, enabling us to process lower cost feedstocks. On a worldwide basis, we produce in excess of 100% of our ethylene requirements and approximately 50% of our propylene requirements.

World Scale Diversified & Vertically Integrated Portfolio Structure

•	Superior Technology Platform. We are a technology-driven company that invests in research and development to maintain our leadership position, which we believe provides us with a significant competitive advantage. We estimate that approximately 43% of polypropylene and 35% of PE worldwide licensed capacity from 2003 through 2009 use our technologies. We believe that we are the global technologies leader in polyolefins. These proprietary technologies provide us with a cost-advantaged, market-preferred position.

Technology Portfolio

Polyolefins	Offering of complete polyolefin technology portfolio; proven processes with competitive capital and operating costs
Propylene Oxide	Proprietary technology basis for >30% of worldwide production
Propylene Oxide Derivatives	Environmentally advantaged solvents
Catalysts	Differentiated product portfolio at competitive use cost; ongoing innovation to enhance performance

We are a technological leader in the manufacture of PO, using our proprietary propylene oxide/styrene monomer (“PO/SM”) and propylene oxide/tertiary butyl alcohol (“PO/TBA”) processes. We continue to increase our expertise in the production of butanediol from PO. As of March 1, 2010, approximately 960 of our employees are engaged in research and development activities.

•	Focused, Experienced Management Team. We are led by James L. Gallogly. Mr. Gallogly was appointed as Chief Executive Officer in May 2009. Mr. Gallogly has over 29 years of operating and leadership experience in chemical, refining and related industries. He formerly worked at ConocoPhillips, most recently serving as executive vice president of exploration & production from October 2008 to May 2009. For the preceding two years, he was executive vice president of refining, marketing and transportation. He was president and chief executive officer of Chevron Phillips Chemical Company from 2000 to 2006 and served as a member of its Board of Directors. Mr. Gallogly is supported by a senior management team that has extensive operational and financial experience in the chemical, polymers and refining industries. Our senior management team is focused on managing through this current cyclical trough by implementing extensive fixed cost reduction measures, optimal asset utilization and initiatives to increase operational reliability. For more information on our executive officers, see “Directors and Executive Officers — Executive Officers.”

Our Strategy

Our principal focus is on reducing our cost structure, improving operations and revenues and realizing the synergies from the December 2007 combination of Lyondell Chemical and Basell. Our efforts are directed by the following key business strategies:

•	Operational Excellence. Operational excellence, which includes a commitment to safety, environmental stewardship, and improved reliability, is key to our future success. We believe optimal operations can be achieved through a systematic application of standards and improved maintenance procedures, which is also expected to result in improved personnel and process safety and environmental performance. We continue to set new, stricter operational excellence targets for each of our facilities based on industry benchmarks.

•	Cost Reduction / Revenue Enhancement. We are pursuing cost reductions across our system with specific goals, based in large part on benchmarks of industry leading performance. We believe that our worldwide manufacturing scale provides the opportunity to minimize costs per unit, a critical operational measure for petrochemical and refining companies. We will continue to focus on upgrading our customer and product mix to realize premium pricing. By leveraging our leading technological platform, worldwide presence, strong customer relationships and reliability and quality, we also intend to increase our sales of value-added, differentiated products.

•	Capital Discipline. Additionally, we remain focused on disciplined capital allocation. We intend to optimize our capital spending to address projects required to enhance reliability and maintain the overall asset portfolio. This includes key maintenance and repair activities (“turnarounds”) in each segment, necessary regulatory and maintenance spending, as well as a limited number of high return debottlenecking and energy reduction projects.

•	Portfolio Management. We will also carefully manage our portfolio as demonstrated by the recent closure of certain underperforming assets. We continue to evaluate our asset portfolio and may initiate further rationalization, depending on market conditions.

•	Performance-Driven Culture. The benchmarking, goal setting and results measurement previously described as part of the cost reduction and revenue enhancement efforts are central to the new performance driven, accountability culture that we are instilling. We believe we have outstanding people and assets, and with the right performance expectations, can rapidly increase our competitiveness. We have reshaped the management team to initiate a refocused effort around these basic strategic elements.

•	Technology-Driven Growth. Our strong, industry leading technologies provide us with a platform for future growth. We intend to continue to improve our operations in the mature, highly sophisticated markets in Europe and North America, and, as our financial condition improves, we plan to grow in quickly developing markets like Asia and regions with access to low cost feedstocks.

Segments

As of December 31, 2009, we began reporting our results of operations based on five business segments through which our operations are managed. These are our reportable segments:

•	Refining and Oxyfuels. Our Refining and Oxyfuels segment refines heavy, high-sulfur crude oil in the U.S. Gulf Coast, refines light and medium weight crude oil in southern France and produces oxyfuels at several of our olefin and PO units. Our Houston Refinery is among North America’s largest full conversion refineries capable of processing significant quantities of heavy, high-sulfur crude oil. Our refinery in Berre, France (the “Berre Refinery”) processes light to medium weight crude oils, and provides raw material and site integration benefits to our olefin and polyolefin business in Europe. We are also a significant manufacturer of oxygenated fuels at several facilities within the U.S. and Europe. For the year ended December 31, 2009, our Refining and Oxyfuels segment generated $10,831 million of revenues (excluding inter-segment revenue).

•	Olefins and Polyolefins — Americas (“O&P — Americas”). Our O&P — Americas segment produces and markets polyolefins, ethylene and ethylene co-products. We are the largest polypropylene producer, the largest producer of light olefins (ethylene and propylene) and the third largest producer of PE in North America. In addition, we produce significant quantities of high-value specialty products such as Catalloy process resins. For the year ended December 31, 2009, our O&P — Americas segment generated $6,728 million of revenues (excluding inter-segment revenue).

•	Olefins and Polyolefins — Europe, Asia, International (“O&P — EAI”). Our O&P — EAI segment produces and markets olefins (ethylene and ethylene co-products) and polyolefins. We are the largest producer of polypropylene and PE in Europe. We are also the largest worldwide producer of PP compounds, a high-value specialty product (global marketing of which is managed in our O&P — EAI segment). We also produce significant quantities of other high-value specialty products such as Catalloy process resins and PB-1. For the year ended December 31, 2009, our O&P — EAI segment generated $9,047 million of revenues (excluding inter-segment revenue).

•	Intermediates and Derivatives (“I&D”). Our I&D segment produces and markets PO and its co-products and derivatives, acetyls, ethylene oxide and its derivatives. PO co-products include styrene monomer (“SM”) and C4 chemicals (tertiary butyl alcohol (“TBA”), oxyfuels (which is managed in our Refining and Oxyfuels segment), isobutylene and tertiary butyl hydroperoxide (“TBHP”)), and PO derivatives include propylene glycol (“PG”), propylene glycol ethers (“PGE”) and butanediol (“BDO”). We believe that our proprietary PO and acetyls production process technologies provide us with a cost advantaged position for these products and their derivatives. For the year ended December 31, 2009, our I&D segment generated $3,777 million of revenues (excluding inter-segment revenue).

•	Technology. Our Technology segment develops and licenses industry leading polyolefin process technologies and provides associated engineering and other services. Our Technology segment further develops, manufactures and sells polyolefin catalysts. We market our process technologies and our polyolefin catalysts to external customers and also use them for our own manufacturing operations. For the year ended December 31, 2009, our Technology segment generated $436 million of revenues (excluding inter-segment revenue).

The following chart sets forth our business segments and key products:

O&P—Americas
and
Refining and Oxyfuels	O&P—EAI	I&D	Technology

Gasoline	Polyolefins	Propylene oxide,	Polypropylene process
Ultra low sulfur diesel	— Polypropylene	co-products and derivatives	technologies
Jet fuel	— High density	— Propylene oxide (PO)	— Spheripol
Lube oils	polyethylene (HDPE)	— Styrene monomer (SM)	— Spherizone
Gasoline blending components	— Low density polyethylene (LDPE)	— Tertiary butyl alcohol (TBA)	— Metocene Polyethylene process
— Methyl tertiary butyl ether (MTBE)	— Linear low density polyethylene	— Isobutylene — Tertiary butylhydro-	technologies — Lupotech
— Ethyl tertiary butyl ether (ETBE) Alkylate Vacuum Gas Oil (VGO)	(LLDPE) — Propylene-based compounds, materials and alloys (PP compounds)*	peroxide (TBHP) — Propylene glycol (PG) — Propylene glycol ethers (PGE)	— Spherilene — Hostalen Polyolefin catalysts — Avant

	— Catalloy process resins	— Butanediol (BDO)	Selected chemical technologies
— Polybutene-1 (PB-1)*
	Ethylene and co-products	Acetyls
	— Ethylene	— Vinyl acetate monomer
	— Propylene	(VAM)
	— Butadiene	— Acetic acid
	— Benzene	— Methanol
	— Toluene	Ethylene derivatives
	Ethylene derivatives	— Ethylene oxide (EO)
	— Ethanol	— Ethylene glycol (EG)
— EO derivatives

*	O&P — EAI only.

Our Corporate and Capital Structure

LyondellBasell Industries N.V. is a public company with limited liability (naamloze vennootschap) incorporated under Dutch law by deed of incorporation dated October 15, 2009. LyondellBasell Industries N.V. was formed to serve as the parent holding company for the remaining subsidiaries of LyondellBasell AF after completion of the Bankruptcy Cases. LyondellBasell AF and 93 of its direct and indirect subsidiaries were Debtors in jointly administered Bankruptcy Cases in the Bankruptcy Court.

Upon the consummation of the Plan of Reorganization, LyondellBasell Industries N.V. became the successor to the combination in December 2007 of Lyondell Chemical and Basell, which created one of the world’s largest private petrochemical companies with significant worldwide scale and leading product positions. Prior to the combination of Lyondell Chemical and Basell, Lyondell Chemical was the third-largest independent, publicly-traded chemical company in North America. It was a leading worldwide manufacturer of chemicals and plastics, a refiner of heavy crude oil and producer of fuel products. Since its spin-off from Atlantic Richfield Company (“ARCO”) in 1985, Lyondell Chemical had grown by strategic acquisitions of, among other assets, certain businesses and/or subsidiaries of ARCO, Millennium Chemicals Inc. (“Millennium Chemicals”), and Occidental Chemical Corporation, a subsidiary of Occidental Petroleum Corporation, as well as the non-Lyondell Chemical shares of joint ventures such as Equistar Chemicals, LP and Houston Refining LP, formerly known as Lyondell-CITGO Refining LP, which owned the Houston Refinery. Prior to the combination of Lyondell Chemical and Basell, Basell was the largest producer of polypropylene and advanced polyolefin products, a leading supplier of PE and catalysts, and the industry leader in licensing polypropylene processes. Basell was formed in September 2000 when BASF AG (“BASF”) and Shell Chemical Company (“Shell”) combined their respective polypropylene businesses with their then-existing PE joint venture.

Refining and Oxyfuels Segment

Overview

Our Refining and Oxyfuels segment refines heavy, high-sulfur crude oil in the U.S. Gulf Coast, refines light and medium weight crude oil in southern France and produces gasoline blending components at several of our olefin and PO units. In 2009, our Refining and Oxyfuels segment generated operating revenues of $10.8 billion (excluding inter-segment revenue).

The Houston Refinery, which is located on the Houston Ship Channel in Houston, Texas, has a heavy, high-sulfur crude oil processing capacity of approximately 268,000 barrels per day on a calendar day basis (normal operating basis), or approximately 292,000 barrels per day on a stream day basis (maximum achievable over a 24 hour period). The Houston Refinery has a Nelson Complexity Index of 11.4. The Houston Refinery is a full conversion refinery designed to refine heavy (16 to 18 degrees API), high-sulfur crude oil. This crude oil is more viscous and dense than traditional crude oil and contains higher concentrations of sulfur and heavy metals, making it more difficult to refine into gasoline and other high-value fuel products. However, this crude oil has historically been less costly to purchase than light, low-sulfur crude oil. Processing heavy, high-sulfur crude oil in significant quantities requires a refinery with extensive coking, catalytic cracking, hydrotreating and desulfurization capabilities, i.e., a “complex refinery.” The Houston Refinery’s complexity enables it to operate in full conversion mode, producing a slate of products that consists primarily of high-value, refined fuel products. The Houston Refinery’s refined fuel products include gasoline (including blendstocks for oxygenate blending), jet fuel and ultra low sulfur diesel. The Houston Refinery’s products also include heating oil, lube oils (industrial lubricants, white oils and process oils), carbon black oil, refinery-grade propylene, petrochemical raw materials, sulfur, residual fuel and petroleum coke. Houston Refining LP became a wholly owned consolidated subsidiary on August 16, 2006.

In April 2008, we acquired the Berre Refinery and related businesses in France from Société des Pétroles Shell. The Berre Refinery is designed to run light to medium sulfur crude oil and has a current capacity of approximately 105,000 barrels per day. It produces naphtha, vacuum gas oil, liquefied petroleum gas, gasoline, aviation fuel, diesel, bitumen and heating oil. The Berre Refinery provides raw material and site integration benefits for our operations in France and supports our polyolefin business in Europe. The Berre Refinery also provides us with access to significant logistics assets, including pipeline access, storage terminals and harbor access to the Mediterranean Sea. The Berre Refinery has a Nelson Complexity Index of 6.7.

The Refining and Oxyfuels segment also includes gasoline blending components such as methyl tertiary butyl ether (“MTBE”), ethyl tertiary butyl ether (“ETBE”) and alkylate. MTBE and ETBE are produced as co-products of the PO and olefin production process at four sites located in Texas, France and The Netherlands. In the fourth quarter of 2009, we completed a project to convert one of our MTBE units at Channelview, Texas to ETBE production. We currently have three sites that can produce either MTBE or ETBE with a combined capacity to produce 59,000 barrels per day of MTBE or ETBE; the Company’s total capacity for MTBE or ETBE production is 75,000 barrels per day. Alkylate is produced at one facility located in Texas.

The chart below shows our position and capacities in key Refining and Oxyfuels businesses:

Sources: EIA; DeWitt; CMAI; LyondellBasell AF’s internal data

Note:	Capacities are as of December 31, 2009. Positions are based on our wholly owned capacity and pro rata share of joint venture capacity.

(1)	Thousands of barrels per day

(2)	MTBE / ETBE split based on actual production at plants where there is swing capacity between the two fuels

The following table outlines:

•	the primary products of our Refining and Oxyfuels segment;

•	capacity as of December 31, 2009, unless otherwise noted; and

•	the primary uses for those products.

See “Description of Properties” for the locations where we produce the primary products of our Refining and Oxyfuels segment.

Key Products	Capacity(1)	Primary Uses

Houston Refinery:
Gasoline and components	120,000 barrels per day	Automotive fuel
Ultra Low Sulfur Diesel	95,000 barrels per day	Diesel fuel for cars and trucks
Jet Fuel	25,000 barrels per day	Aviation fuel
Lube Oils	4,000 barrels per day	Automotive and industrial engine and lube oils, railroad engine additives and white oils for food-grade applications
Berre Refinery:
Diesel	42,000 barrels per day	Diesel fuel for cars and trucks
Cracker Feedstock	27,000 barrels per day	Raw material for Olefin unit
Fuel Oil	12,000 barrels per day	Heating fuel
Gasoline	8,000 barrels per day	Automotive fuel
Bitumen	7,000 barrels per day	Asphalt
Gasoline Blending Components:
MTBE/ ETBE	75,000 barrels per day(2)	MTBE is a high octane gasoline blending component; ETBE is an alternative gasoline blending component based on agriculturally produced ethanol
Alkylate	22,000 barrels per day	Alkylate is a high octane gasoline blending component

(1)	Only certain key products for the Houston Refinery and the Berre Refinery are identified. Thus, the sum of the capacities in this table will not equal either facility’s total capacity.

(2)	Represents total combined MTBE and ETBE capacity.

Sales & Marketing / Customers

In 2009, no single Refining and Oxyfuels segment customer accounted for 10% or more of LyondellBasell AF’s total revenues.

In the U.S., we market and sell gasoline (including blendstocks for oxygenate blending), jet fuel, heating oil, ultra low sulfur diesel fuel, lube oils, coke and sulfur produced at the Houston Refinery. These products are sold in large commodity markets. The Houston Refinery evaluates and determines its optimal product output mix, based on market prices and conditions. As a result, we are subject to various risks associated with selling commodity products.

Gasoline sales accounted for 11% of LyondellBasell AF’s total revenues in 2009. The Houston Refinery’s products primarily are sold in bulk on the U.S. Gulf Coast to other refiners, marketers, distributors and wholesalers at market-related prices. Diesel fuel is produced to meet ultra low sulfur specifications for the on-road transportation market. Most of the Houston Refinery’s products are sold under contracts with a term of one year or less or are sold in the spot market. The Houston Refinery’s products generally are transported to customers via pipelines and terminals owned and operated by other parties. Products also are transported via rail car, barge, truck and ocean going vessel. In addition to sales of refined products produced by the Houston Refinery, we also sell refined products purchased or received on exchange from other parties. The exchange arrangements help optimize refinery supply operations and lower transportation costs. To meet market demands, we also from time to time purchase refined products manufactured by others for resale to our customers. However, purchased volumes have not historically had a significant impact on profitability.

In Europe, the Berre Refinery provides a significant portion of the raw materials requirements for our nearby steam cracker. The remaining products are sold into local markets under market-based sales agreements or in the spot market. Key customers of the Berre Refinery include other refiners, marketers and distributors, and its products are primarily transported via pipelines and other infrastructure assets owned by us.

MTBE and ETBE are derivatives of TBA, which is a co-product of the PO produced by our I&D segment. Production levels at the PO/TBA co-product production facilities primarily are determined by the demand for our PO and PO derivatives. Accordingly, the resulting production levels of the TBA derivatives

(such as MTBE and ETBE) depend primarily on the demand for PO and PO derivatives and secondarily on the relative market demand for MTBE and ETBE, as well as the operational flexibility of our multiple production facilities in meeting this demand. Separately, MTBE and alkylate are also produced as derivatives of the ethylene co-products produced by our O&P — Americas segment. When necessary, we purchase MTBE for resale to satisfy customer demand for MTBE above our production levels. Volumes of MTBE purchased for resale can vary significantly from period to period. However, purchased volumes have not historically had a significant impact on profitability.

We sell our MTBE and ETBE production under market-based sales agreements and in the spot market. We blend our alkylate into gasoline and also sell alkylate under short-term contracts and in the spot market. Sales of MTBE and ETBE together, and alkylate each accounted for less than 10% of LyondellBasell AF’s total revenues in 2009.

Substantially all refiners and blenders have discontinued the use of MTBE in the U.S., partly as a result of U.S. federal governmental initiatives to increase use of bio-ethanol in gasoline as well as some state legislation to reduce or effectively ban the use of MTBE. However, MTBE/ETBE demand for gasoline blending remains strong within the remaining worldwide market. Accordingly, we are marketing MTBE and ETBE produced in the U.S. for use outside of the U.S. Our European-based MTBE/ETBE plants generally have the flexibility to produce either MTBE or ETBE to accommodate market needs. We produce ETBE in Europe to address Europe’s demand for bio-based fuels.

Recently Japan opted to use ETBE principally as a means of meeting its carbon dioxide reduction commitments under the Kyoto Protocol. We and a partnership representing Japanese refiners have signed a supply contract, which will source a significant portion of Japan’s bio-fuels needs. As a result, we converted our Channelview facility to produce ETBE in the fourth quarter of 2009.

Sales of our MTBE, ETBE and alkylate are made by our marketing and sales personnel, and through distributors and independent agents located in the Americas, Europe, the Middle East, Africa and the Asia Pacific region. We have centralized certain sales and order fulfillment functions in regional customer service centers located in Houston, Texas, Rotterdam, The Netherlands and Hong Kong, China. We also have long-term contracts for distribution and logistics to ensure reliable and efficient supply to our customers. MTBE, ETBE and alkylate are transported by barge, ocean going vessel and tank truck.

Raw Materials

Most of the crude oil used as a raw material for the Houston Refinery is purchased under a crude supply agreement with PDVSA Oil, an affiliate of Petróleos de Venezuela S.A., the national oil company of Venezuela. The contract currently provides for the purchase and supply of 215,000 barrels per day of heavy, high-sulfur crude oil through July 31, 2011. The contract incorporates market-based pricing, which is determined using a formula reflecting published market indices. The pricing formula is designed to be consistent with published prices for similar grades of crude oil.

There are risks associated with reliance on PDVSA Oil for supplies of crude oil and with enforcing the provisions of contracts with companies such as PDVSA Oil that are non-U.S. commercial affiliates of a sovereign nation. For example, currently and from time to time in the past, PDVSA Oil has declared itself in a force majeure situation and has reduced deliveries of crude oil purportedly based on announced production cuts by the Organization of the Petroleum Exporting Countries (“OPEC”). Additionally, it has recently imposed certain credit terms that have effectively shortened the time the Houston Refinery has to pay for crude oil purchased under the contract. Any modification, breach or termination of the crude oil contract, or any interruption in this source of crude oil on its current terms, could adversely affect us. Our crude oil contract with PDVSA Oil is subject to the risk of enforcing contracts against non-U.S. commercial affiliates of a sovereign nation, political, force majeure and other risks.

Most of the crude oil used as a raw material for the Berre Refinery is sourced from North Africa and the Middle East region, Russia and the Caspian Sea region and West Africa.

We purchase our ethanol requirements for the production of ETBE from regional producers and importers in Europe at market-related prices. Additionally, we have entered into a supply contract with a Brazilian ethanol producer to supply a significant portion of the ethanol used for the manufacture of ETBE at our Channelview facility. For further discussion regarding the raw materials requirements for the production of MTBE, ETBE and alkylate, see “— Intermediates and Derivatives — Raw Materials.”

Industry Dynamics / Competition

The markets for fuel products tend to be volatile as well as cyclical as a result of the changing global economy and changing crude oil and refined product prices. Crude oil prices are impacted by worldwide political events, the economics of exploration and production and refined products demand. Prices and demand for fuel products are influenced by seasonal and short-term factors such as weather and driving patterns, as well as by longer term issues such as the economy, energy conservation and alternative fuels. Industry fuel products supply is dependent on short-term industry operating capabilities and on long-term refining capacity.

With a throughput capacity of approximately 268,000 barrels per day (on a calendar day basis), we believe that the Houston Refinery is among North America’s largest full conversion refineries capable of processing significant quantities of heavy, high-sulfur crude oil.

In North America, we compete for the purchase of heavy, high-sulfur crude oil based on price and quality. Although most of our crude oil supplies are secured under contract with PDVSA Oil, supply disruptions could impact the availability and pricing for heavy, high-sulfur crudes. We compete in gasoline and distillate markets as a bulk supplier of fungible products satisfying industry and government specifications. Competition is based on price and location. Our refining competitors are major integrated oil companies, refineries owned or controlled by foreign governments and independent domestic refiners. Based on published data, as of January 2009, there were 150 operable crude oil refineries in the U.S., and total U.S. refinery capacity was approximately 17.8 million barrels per day.

During 2009, the Houston Refinery processed an average of approximately 244,000 barrels per day of crude oil, representing approximately 1% of all U.S. crude processing capacity.

The differential in price between a representative barrel of benchmark refined petroleum products, such as gasoline or heating oil, and a barrel of benchmark crude oil is known as the “crack spread.” The Maya 2-1-1 crack spread, based on two common industry benchmarks, the West Texas Intermediate (“WTI”), 2-1-1 crack spread and the WTI-Maya differential, represents the differential between one barrel of U.S. Gulf Coast 87 Octane Conventional Gasoline and one barrel of U.S. Gulf Coast No. 2 Heating Oil (high-sulfur diesel), on one hand, and the first month futures price of two barrels of Maya crude oil set by Petroleos Mexicanos (“Pemex”), on the other hand. The Berre Refinery refining spreads generally track the 4-1-2-1 Ural reported benchmark spread. This spread is calculated by adding the price of one barrel of gasoline to the price of two barrels of diesel and one barrel of #6 fuel oil and subtracting the price of four barrels of Mediterranean crude oil. The Berre Refinery provides a significant portion of the raw materials for our nearby olefin cracker. While these benchmark refining spreads are generally indicative of the level of profitability at both the Houston Refinery and the Berre Refinery, there are many other factors specific to each refinery that influence operating results.

We believe that we are the largest producer of MTBE/ETBE worldwide. We compete for sales of MTBE and ETBE with independent MTBE producers worldwide and independent ETBE producers mainly in Europe. The most significant MTBE competitor is Saudi Basic Industries Corp. (“SABIC”), and the most significant ETBE competitors are Repsol, Total, Neste and Braskem. MTBE and ETBE face competition from products such as ethanol and other octane components. Legislative and other actions have eliminated substantially all U.S. demand for MTBE. Therefore, we have been selling our U.S.-produced MTBE and ETBE for use outside of the U.S. We compete with other refiners and olefin manufacturers for sales of alkylate that we do not internally blend into gasoline.

Olefins and Polyolefins Segments Generally

We are the world’s largest producer of polypropylene and PP compounds and a top worldwide producer of PE, ethylene and propylene. We manage our olefin and polyolefin business in two reportable segments, O&P — Americas and O&P — EAI.

•	O&P — Americas. Our O&P — Americas segment produces and markets olefins (ethylene and ethylene co-products) and polyolefins. We are the largest producer of polypropylene and light olefins (ethylene and propylene) and the third largest producer of PE in North America. In addition, we produce significant quantities of high-value specialty products such as Catalloy process resins.

•	O&P — EAI. Our O&P — EAI segment produces and markets olefins (ethylene and ethylene co-products) and polyolefins. We are the largest producer of polypropylene and PE in Europe and the largest worldwide producer of PP compounds, a high-value specialty product. We also produce significant quantities of other high-value specialty products such as Catalloy process resins and PB-1. Our O&P — EAI segment manages our worldwide PP compounds business, including our facilities in North and South America, manages our worldwide PB-1 business and manages our Catalloy process resins produced in Europe and Asia.

Polyolefins are thermoplastics and comprise approximately two-thirds of worldwide thermoplastics demand. Since their industrial commercialization, thermoplastics have found wide-ranging applications and continue to replace traditional materials such as metal, glass, paper and wood. Our products are used in consumer, automotive and industrial applications ranging from food and beverage packaging to house wares and construction materials. PE is the most widely used thermoplastic, measured on a production capacity basis. We produce high density polyethylene (“HDPE”), low density polyethylene (“LDPE”), linear low density polyethylene (“LLDPE”) and metallocene linear low density polyethylene. Polypropylene is the single largest polyolefin product produced worldwide, and we produce homopolymer, impact copolymer, random copolymer and metallocene polypropylene.

We specialize in several specialty product lines: PP compounds, Catalloy process resins and PB-1, focusing on specialty polyolefins and compounds that offer a wide range of performance characteristics superior to traditional polyolefins. Typical properties of such polyolefins include superior impact-stiffness balance, scratch resistance, soft touch and heat scalability. End uses include automotive and industrial products and materials. PP compounds consist of specialty products produced from blends of polyolefins and additives and are sold mainly to the automotive and white goods industries.

We are the only manufacturer of Catalloy process resins, which are our proprietary products. The Catalloy process resins business focuses on specialty polyolefins that offer a wide range of performance characteristics superior to traditional polyolefins. Catalloy process resins compete with a number of other materials, such as other polypropylene resins, flexible PVC, ethylene propylene rubber and acrylonitrile butadiene styrene (“ABS”), polycarbonate, metals and reinforced polyurethanes.

Sales of ethylene accounted for less than 10% of LyondellBasell AF’s total revenues in 2009. Sales of polypropylene accounted for approximately 13% of LyondellBasell AF’s total revenues in 2009. Sales of PE (HDPE, LDPE and LLDPE, collectively) accounted for 17% of LyondellBasell AF’s total revenues in 2009. Catalloy process resin sales accounted for less than 10% of LyondellBasell AF’s total revenues in 2009.

The charts below show the combined position and annual capacity of our worldwide olefin and polymer businesses:

Sources: CMAI; LyondellBasell AF’s internal data

Note:	Capacities are as of December 31, 2009. Positions are based on wholly owned capacity and pro rata share of joint venture capacity.

Sources:  CMAI; LyondellBasell AF’s internal data

Note:	Capacities are as of December 31, 2009. Positions are based on wholly owned capacity and pro rata share of joint venture capacity.

Olefins and Polyolefins — Americas Segment

Overview

Our O&P — Americas segment produces and markets polyolefins, ethylene and ethylene co-products. We are the largest producer of polypropylene and light olefins (ethylene and propylene) and the third largest producer of PE in North America. In addition, we produce significant quantities of high-value specialty products such as Catalloy process resins. In 2009, our O&P — Americas segment generated operating revenues of $6.7 billion (excluding inter-segment revenue).

We currently produce ethylene at five sites in the U.S. The production of ethylene results in co-products such as propylene, butadiene and aromatics, which include benzene and toluene. Ethylene is the most significant petrochemical in terms of worldwide production volume and is the key building block for PE and a large number of other chemicals, plastics and synthetics. Ethylene and its co-products are fundamental to many segments of the economy, including the production of consumer products, packaging, housing and automotive components and other durable and nondurable goods.

We produce polyolefins (PE and polypropylene) at nine sites located in North America and one site located in South America. One of our joint ventures owns the polypropylene facility in Mexico.

Our O&P — Americas segment manufactures Catalloy process resins at two sites in North America.

The following table outlines:

•	the primary products of our O&P — Americas segment;

•	annual processing capacity as of December 31, 2009, unless otherwise noted; and

•	the primary uses for those products.

See “Description of Properties” for the locations where we produce the primary products of our O&P — Americas segment. Annual processing capacity as of December 31, 2009 was calculated by estimating the average number of days in a typical year that a production unit of a plant is expected to operate, after allowing for downtime for regular maintenance, and multiplying that number by an amount equal to the unit’s optimal daily output based on the design raw material mix. Because the processing capacity of a production unit is an estimated amount, actual production volumes may be more or less than the capacities set forth below. Capacities shown include 100% of the capacity of joint venture facilities.

Product	Annual Capacity	Primary Uses

Olefins:
Ethylene	9.6 billion pounds(1)	Ethylene is used as a raw material to manufacture polyethylene, EO, ethanol, ethylene dichloride, styrene and VAM
Propylene	5.5 billion pounds(1)(2)	Propylene is used to produce polypropylene, acrylonitrile and propylene oxide
Butadiene	1.1 billion pounds(1)	Butadiene is used to manufacture styrene-butadiene rubber and polybutadiene rubber, which are used in the manufacture of tires, hoses, gaskets and other rubber products. Butadiene is also used in the production of paints, adhesives, nylon clothing, carpets, paper coatings and engineered plastics

Product	Annual Capacity	Primary Uses

Aromatics:
Benzene	195 million gallons(1)	Benzene is used to produce styrene, phenol and cyclohexane. These products are used in the production of nylon, plastics, synthetic rubber and polystyrene. Polystyrene is used in insulation, packaging and drink cups
Toluene	40 million gallons(1)	Toluene is used as an octane enhancer in gasoline, as a chemical raw material for benzene and/or paraxylene production and as a core ingredient in toluene diisocyanate, a compound used in urethane production
Polyolefins:
Polypropylene	4.4 billion pounds(3)	Polypropylene is primarily used to manufacture fibers for carpets, rugs and upholstery; house wares; medical products; automotive interior trim, fascia, running boards, battery cases, and bumpers; toys and sporting goods; fishing tackle boxes; and bottle caps and closures
High density polyethylene (HDPE)	3.3 billion pounds	HDPE is used to manufacture grocery, merchandise and trash bags; food containers for items from frozen desserts to margarine; plastic caps and closures; liners for boxes of cereal and crackers; plastic drink cups and toys; dairy crates; bread trays; pails for items from paint to fresh fruits and vegetables; safety equipment, such as hard hats; house wrap for insulation; bottles for household and industrial chemicals and motor oil; milk, water, and juice bottles; large (rotomolded) tanks for storing liquids such as agricultural and lawn care chemicals; and pipe
Low density polyethylene (LDPE)	1.3 billion pounds	LDPE is used to manufacture food packaging films; plastic bottles for packaging food and personal care items; dry cleaning bags; ice bags; pallet shrink wrap; heavy-duty bags for mulch and potting soil; boil-in-bag bags; coatings on flexible packaging products; and coatings on paper board such as milk cartons. Ethylene vinyl acetate is a specialized form of LDPE used in foamed sheets, bag-in-box bags, vacuum cleaner hoses, medical tubing, clear sheet protectors and flexible binders
Linear low density polyethylene (LLDPE)	1.3 billion pounds	LLDPE is used to manufacture garbage and lawn-leaf bags; industrial can liners; house wares; lids for coffee cans and margarine tubs; dishpans, home plastic storage containers, and kitchen trash containers; large (rotomolded) toys like outdoor gym sets; drip irrigation tubing; wire and cable insulating resins and compounds used to insulate copper and fiber optic wiring, and film; shrink wrap for multi-packaging canned food, bag-in-box bags, produce bags, and pallet stretch wrap

Product	Annual Capacity	Primary Uses

Specialty Polyolefins:
Catalloy process resins	600 million pounds	Catalloy process resins are used primarily in modifying polymer properties in film applications and molded products; for specialty films, geomembranes, and roofing materials; in bitumen modification for roofing and asphalt applications; and to manufacture automotive bumpers
Ethylene Derivatives:
Ethanol	50 million gallons	Ethanol is used as a fuel and a fuel additive and in the production of solvents as well as household, medicinal and personal care products

(1)	Excludes capacities from our Chocolate Bayou, Texas facility which was permanently shut down in early 2009, including 1.12 billion pounds of ethylene, 700 million pounds of propylene, 150 million pounds of butadiene, 105 million gallons of benzene and 26 million gallons of toluene.

(2)	Includes (1) refinery-grade material from our U.S. refinery and (2) 1 billion pounds per year of capacity from the product flex unit at the Channelview facility, which can convert ethylene and other light petrochemicals into propylene.

(3)	Includes 100% of 1.31 billion pounds of capacity of Indelpro A.A. de C.V. (“Indelpro”). See “— Joint Venture Relationships.” Excludes 800 million pounds of an off-take agreement with ConocoPhillips, which expired on December 31, 2009.

Sales & Marketing / Customers

In 2009, no single external O&P — Americas segment customer accounted for 10% or more of LyondellBasell AF’s total revenues.

We currently produce ethylene at five sites in the U.S. Our ethylene production in the U.S. generally is consumed internally as a raw material in the production of derivatives and polymers, or is shipped by pipeline to customers. In North America, we are a net seller of ethylene.

We currently produce propylene at six sites in the U.S., which includes production from the Houston Refinery’s fluid catalytic cracker coproduct stream. We use propylene as a raw material for production of PO and polypropylene. The propylene production within the U.S. that is not consumed internally is generally sold under multi-year contracts. In North America, we are a net seller of propylene.

We currently produce butadiene or aromatics (benzene and toluene) at two sites in the U.S. We generally sell our butadiene under multi-year contracts. We use the benzene as a raw material for production of styrene; in the U.S., we are a net purchaser of benzene. Our Refining and Oxyfuels business uses the toluene to blend into gasoline. Of the toluene production that is not consumed internally, a majority is sold on a spot basis.

We at times purchase ethylene, propylene, benzene and butadiene for resale, when necessary, to satisfy customer demand for these products above production levels. Volumes of ethylene, propylene, benzene and butadiene purchased for resale can vary significantly from period to period. However, purchased volumes have not historically had a significant impact on profits.

In the U.S., most of the ethylene and propylene production of our Channelview, Corpus Christi and La Porte facilities is shipped via a pipeline system, which has connections to numerous U.S. Gulf Coast consumers. This pipeline system, some of which is owned and some of which is leased, extends from Corpus Christi to Mont Belvieu to Port Arthur, Texas, as well as into the Lake Charles, Louisiana area. In addition, exchange agreements with other ethylene and co-products producers allow access to customers who are not directly connected to this pipeline system. Some ethylene is shipped by rail car from Clinton, Iowa to Morris, Illinois and also to customers. A pipeline owned and operated by an unrelated party is used to transport ethylene from Morris, Illinois to Tuscola, Illinois and is used as a raw material in the production of ethanol.

Some propylene is shipped by ocean going vessel. Butadiene, benzene, toluene and other products are distributed by pipeline, rail car, truck, barge or ocean going vessel.

We produce polypropylene at three sites in North America and one site in South America. One of the sites in North America (Mexico) is owned by a joint venture. See “— Joint Venture Relationships.” We manufacture PE using a variety of technologies at six sites in the U.S.

With respect to polypropylene and PE, our production is typically sold to an extensive base of established customers. Our polypropylene and PE product volumes are typically sold to customers under annual contracts or under customary terms and conditions without formal contracts. We sell polypropylene into our PP compounds business, which is managed worldwide by our O&P — EAI segment. We also have a facility in Ohio that produces performance polymer products, which include enhanced grades of PE. We believe that, over a business cycle, average selling prices and profit margins for specialty polymers tend to be higher than average selling prices and profit margins for higher-volume commodity PEs.

The majority of our polyolefin products sold in North America is sold through our sales organization. We have regional sales offices in various locations throughout the U.S. Polyolefins primarily are distributed in North America by rail car or truck.

We manufacture Catalloy process resins at two sites in the U.S. We sell these products into certain specialty applications, including construction, packaging and automotive as well as into our PP compounds business, which is managed in our O&P — EAI segment. Catalloy process resins are transported generally by tank truck and rail car.

Joint Venture Relationships

The following table describes our O&P — Americas segment’s significant manufacturing joint venture relationships.

			LyondellBasell
Name	Location	Other Parties	Ownership	Product	2009 Capacity
					(In Millions of pounds)

Indelpro	Mexico	Alfa	49%	Polypropylene	1,310(1)

(1)	Represents the joint venture’s total capacity and not our proportional capacity.

Our Indelpro joint venture in Mexico operates a manufacturing facility with an annual polypropylene capacity of 1.31 billion pounds. We own 49% of this joint venture, and the output of the asset is marketed by the joint venture. Indelpro’s annual capacity includes 770 million pounds produced from our Spherizone process technology. This joint venture provides us with equity distributions and revenues from technology licensing and catalyst sales, as well as geographical diversification.

In addition, we have a limited partnership with Sunoco with respect to our LaPorte, Texas facility. The partnership produces ethylene and propylene. Sunoco’s partnership interest entitles it to 500 million pounds of propylene annually. Our partnership interest entitles us to receive all remaining ethylene and propylene production, as well as other products produced.

Raw Materials

Raw material cost is the largest component of the total cost for the production of ethylene and its co-products. The primary raw materials used are heavy liquids and NGLs. Heavy liquids include crude oil-based naphtha and gas oil, as well as condensate, a very light crude oil resulting from natural gas production (collectively referred to as “heavy liquids”). NGLs include ethane, propane and butane. The use of heavy liquid raw materials results in the production of a significant amount of co-products such as propylene, butadiene, benzene and toluene, as well as gasoline blending components, while the use of NGLs results in the production of a smaller amount of co-products, such as propylene.

The flexibility for a plant to consume a wide range of raw materials has historically provided an advantage over plants that are restricted in their raw material processing capability. Facilities using heavy liquids historically have generated, on average, approximately four cents of additional variable margin per pound of ethylene produced compared to facilities restricted to using ethane. This margin advantage was based on an average of historical data over a period of years and is subject to fluctuations, which can be significant. The costs of producing ethylene from heavy liquids and NGLs can change, based on the relative values of crude oil and natural gas, as well as the relative values of the products generated through the use of those raw materials. For example, at certain of our U.S. ethylene facilities during 2008 and 2009, ethane had a cost advantage reflecting high crude oil prices as compared to NGLs. We have the capability to process significant quantities of either heavy liquids or NGLs, depending upon the relative economic advantage of the alternative raw materials. We estimate that in the U.S. we can process between 40% and 90% NGLs. Changes in the raw material feedstock will result in variances in production capacities among the products.

As described above, our management believes that our raw material flexibility in the U.S. is normally a key advantage in the production of ethylene and co-products. As a result, heavy liquids requirements for these businesses are sourced worldwide via a mix of contractual and spot arrangements. Spot market purchases are made in order to maintain raw material flexibility and to take advantage of raw material pricing opportunities. NGL requirements for these businesses are purchased via long term and spot contractual arrangements from a variety of sources. A portion of the heavy liquids requirements for these businesses are also obtained from our Refining and Oxyfuels segment. Heavy liquids generally are delivered by ship or barge, and NGLs are generally delivered via pipeline.

In North America, we also purchase large amounts of natural gas to be used for consumption (not as a raw material) in our business via market-based contractual arrangements with a variety of sources.

The principal raw materials used by our polyolefin business are ethylene and propylene. During 2009, our North American ethylene and propylene production exceeded the North American raw material requirements of our O&P — Americas segment. However, not all raw material requirements for ethylene and propylene in this region are sourced internally.

In North America, our Mexican joint venture, Indelpro, receives the majority of its chemical grade and refinery grade propylene needs from Pemex, the state owned oil company of Mexico, under a long-term contract. Our U.S. propylene requirements are produced internally and sourced by a few long-term contracts with third-party suppliers. Propylene not produced internally (on-site at the facility) is delivered via pipeline.

Substantially all of the ethylene and propylene used in our North American PE and polypropylene production is produced internally. Our polyolefin facilities generally can receive their olefins directly from our crackers via our pipeline system, pipelines owned by unrelated parties or on-site production. The PE plant at La Porte is connected by pipeline to facilities of unrelated parties and could receive substantially all of the ethylene via exchanges or purchases.

The raw materials for polyolefins and Catalloy process resins are, in general, commodity chemicals with numerous bulk suppliers and ready availability at competitive prices.

Industry Dynamics / Competition

With respect to olefins and polyolefins, competition is based on price, product quality, product delivery, reliability of supply, product performance and customer service. Industry consolidation in North America has led to fewer, although larger, competitors. Profitability is affected not only by supply and demand for olefins and polyolefins, but also by raw material costs and price competition among producers, which may intensify due to, among other things, the addition of new capacity. In general, demand is a function of worldwide economic growth, which fluctuates. It is not possible to accurately predict the changes in raw material costs, market conditions, capacity utilization and other factors that will affect industry profitability in the future. We estimate that olefin operating rates in North America were approximately 81% in 2009, and are forecasted to rise to 91% in 2014, while PE and polypropylene operating rates were approximately 80% and 78%, respectively, in 2009, and are forecasted to rise to 89% and 91%, respectively, in 2014. Capacity share figures for us and our competitors, discussed below, are based on completed production facilities and, where appropriate, include our proportionate share of joint venture facilities and certain long-term supply arrangements.

Based on published rated production capacities, we were the second largest producer of ethylene in North America as of December 31, 2009. North American ethylene rated capacity at December 31, 2009 was approximately 74 billion pounds per year, with approximately 79% of that North American capacity located along the Gulf Coast. At December 31, 2009, our ethylene rated capacity in the U.S. was approximately 9.6 billion pounds per year, or approximately 13% of total North American ethylene production capacity. We compete in North America with other large marketers and producers for sales of ethylene and its co-products with Dow, ExxonMobil, International Petroleum Investment Company (“IPIC”), Shell, INEOS, ChevronPhillips, Texas Petrochemicals, Inc. and others.

Based on published data regarding polypropylene capacity, we believe that, including our proportionate share of the joint venture, we are the largest producer of polypropylene in North America as of December 31, 2009, with a proportionate share capacity of 3.3 billion pounds, or approximately 17% of the total North American capacity. Our largest competitors for sales of polypropylene in North America are ExxonMobil, Total, Sunoco, Formosa Plastics Corporation and INEOS.

With respect to PE, we believe that we are the third largest producer of PE in North America as of December 31, 2009, with 5.8 billion pounds per year of capacity, or approximately 13% of North American capacity. Our largest competitors for sales of PE in North America are Dow, ExxonMobil, IPIC, Chevron Phillips, INEOS and Westlake.

Olefins and Polyolefins — Europe, Asia, International Segment

Overview

Our O&P — EAI segment produces and markets olefins (ethylene and ethylene co-products) and polyolefins. We are the largest producer of polypropylene and PE in Europe and the largest worldwide producer of PP compounds, a high-value specialty product. We also produce significant quantities of other high-value specialty products such as Catalloy process resins and PB-1. Our O&P — EAI segment manages our worldwide PP compound business, including our facilities in North and South America, manages our worldwide PB-1 business and manages our Catalloy process resins produced in Europe and Asia. We have eight joint ventures located principally in regions with access to low cost feedstocks or access to growing markets. In 2009, our O&P — EAI segment generated operating revenues of $9.0 billion (excluding inter-segment revenue).

We currently produce ethylene at three sites in Europe and one joint venture site in the Middle East. The production of ethylene results in co-products such as propylene and butadiene. Ethylene is the most significant petrochemical in terms of worldwide production volume and is the key building block for PE and a large number of other chemicals, plastics and synthetics. Ethylene and its co-products are fundamental to many segments of the economy, including the production of consumer products, packaging, housing and automotive components and other durable and nondurable goods.

We produce polyolefins (polypropylene and PE) at 19 facilities internationally, including ten facilities located in Europe, four facilities located in Asia, three facilities located in the Middle East and two facilities located in Australia. In addition, we own a PE facility in Münchsmünster, Germany that has recently been rebuilt following a fire in 2005. Our joint ventures own one of the facilities in Europe, four of the facilities in Asia and three in the Middle East.

PP compounds consist of specialty products produced from blends of polyolefins and additives and are sold mainly to the automotive and white goods industries. We manufacture PP compounds at 15 facilities worldwide (a number of which are the same facilities as the polyolefin facilities described above), consisting of four facilities in Europe, five facilities in Asia, three in North America, two in South America and one facility in Australia. In February 2008, we acquired Solvay Engineered Polymers (“SEP”), a leading supplier of PP compounds in North America. The acquisition included two PP compounding sites in the U.S., one of which was closed after the acquisition. SEP’s primary products include Deflex TPOs, Sequel engineered polyolefins, and Indure engineered polyolefins. The acquisition of SEP complements our existing PP compounds business in North America.

Catalloy process resins are produced using a unique technology and three-step process allowing for very specific tailoring of the product properties that results in a superior range of resins compared to conventional polypropylene. We produce Catalloy process resins at two sites in the EAI region, including one site in The Netherlands and one site in Italy. The process is proprietary technology that is not licensed to third parties, and as a result, we are the only manufacturer of Catalloy process resins.

We produce PB-1 at one facility in Europe. We believe that we are the largest worldwide producer of PB-1, a unique family of highly flexible, strong and durable butene-based polymers. A majority of the current PB-1 we produce is used in pipe applications and for under-floor heating and thermo sanitary systems, where flexibility and creep resistance at high temperature are very important. PB-1 is being developed to target new opportunities in applications such as “easy-open” packaging (seal-peel film), construction, fibers and fabrics, compounds, adhesives and coatings.

The following table outlines:

•	the primary products of our O&P — EAI segment;

•	annual processing capacity as of December 31, 2009, unless otherwise noted; and

•	the primary uses for those products.

See “Description of Properties” for the locations where we produce the primary products of our O&P — EAI segment. Annual processing capacity as of December 31, 2009 was calculated by estimating the average number of days in a typical year that a production unit of a plant is expected to operate, after allowing for downtime for regular maintenance, and multiplying that number by an amount equal to the unit’s optimal daily output based on the design raw material mix. Because the processing capacity of a production unit is an estimated amount, actual production volumes may be more or less than the capacities set forth below. Capacities shown include 100% of the capacity of joint venture facilities.

Product	Annual Capacity	Primary Uses

Olefins
Ethylene	6.4 billion pounds(1)	Ethylene is used as a raw material to manufacture polyethylene, EO, ethanol, ethylene dichloride, styrene and VAM
Propylene	5.4 billion pounds(1)(2)	Propylene is used to produce polypropylene, acrylonitrile and propylene oxide
Butadiene	550 million pounds(1)	Butadiene is used to manufacture styrene-butadiene rubber and polybutadiene rubber, which are used in the manufacture of tires, hoses, gaskets and other rubber products. Butadiene is also used in the production of paints, adhesives, nylon clothing, carpets, paper coatings and engineered plastics
Polyolefins:
Polypropylene	12.8 billion pounds(3)(4)	Polypropylene is primarily used to manufacture fibers for carpets, rugs and upholstery; house wares; medical products; automotive interior trim, fascia, running boards, battery cases, and bumpers; toys and sporting goods; fishing tackle boxes; and bottle caps and closures

Product	Annual Capacity	Primary Uses

High density polyethylene (HDPE)	4.0 billion pounds(4)(5)	HDPE is used to manufacture grocery, merchandise and trash bags; food containers for items from frozen desserts to margarine; plastic caps and closures; liners for boxes of cereal and crackers; plastic drink cups and toys; dairy crates; bread trays; pails for items from paint to fresh fruits and vegetables; safety equipment, such as hard hats; house wrap for insulation; bottles for household and industrial chemicals and motor oil; milk, water, and juice bottles; large (rotomolded) tanks for storing liquids such as agricultural and lawn care chemicals; and pipe
Low density polyethylene (LDPE)	2.8 billion pounds(4)(6)	LDPE is used to manufacture food packaging films; plastic bottles for packaging food and personal care items; dry cleaning bags; ice bags; pallet shrink wrap; heavy-duty bags for mulch and potting soil; boil-in-bag bags; coatings on flexible packaging products; and coatings on paper board such as milk cartons. Ethylene vinyl acetate is a specialized form of LDPE used in foamed sheets, bag-in-box bags, vacuum cleaner hoses, medical tubing, clear sheet protectors and flexible binders
Specialty Polyolefins:
PP compounds	2.4 billion pounds(7)	PP compounds are used to manufacture automotive interior and exterior trims, dashboards, bumpers and under-hood applications; base material for products and parts used in appliances; anti-corrosion coatings for steel piping; wire and cable
Catalloy process resins	600 million pounds	Catalloy process resins are used primarily in modifying polymer properties in film applications and molded products; for specialty films, geomembranes, and roofing materials; in bitumen modification for roofing and asphalt applications; and to manufacture automotive bumpers
PB-1 resins	110 million pounds	PB-1 resins are used in flexible pipes, resins for seal-peel film, film modification, hot melt and polyolefin modification applications, consumer packaging and adhesives

(1)	Includes 100% of olefin capacity of SEPC (described below) in Saudi Arabia, which includes 2.2 billion pounds of ethylene and 630 million pounds of propylene. The facility, of which we own 25%, began initial production in the third quarter of 2008.

(2)	Includes (1) refinery-grade material from our French refinery; (2) 100% of the 1.015 billion pounds of capacity of the propane dehydrogenation (“PDH”) plant owned by SPC, a polymers joint venture of which we own 25%; and (3) 1.015 billion pounds of capacity from Al-Waha joint venture (described below), of which we currently own 21%.

(3)	Includes: (1) 100% of the 1.59 billion pounds of capacity at SPC; (2) 100% of the 800 million pounds of capacity of SunAllomer Ltd. (“SunAllomer”); (3) 100% of the 880 million pounds of capacity of Basell Orlen Polyolefins Sp. Z.o.o. (“Orlen”); (4) 100% of the 990 million pounds of capacity of HMC Polymers Company Ltd. (“HMC”); (5) 100% of the 1.545 billion pounds of capacity of PolyMirae Co. Ltd. (“PolyMirae”); (6) 100% of the 990 million pounds of capacity at Al Waha, which began operations during late 2009; and (7) 550 million pounds of capacity at our Terni, Italy location, which we announced in the first quarter 2010 we are shutting down. See “— Joint Venture Relationships.” Excludes one 240 million pound line located at our Wesseling, Germany site, which was shut down during 2009.

(4)	Includes (1) 100% of 880 million pounds of capacity of LDPE manufacturing complex which commenced operations in the second quarter of 2009 that is owned by SEPC, a joint venture of which we own 25% and (2) 880 million pounds of HDPE capacity from SEPC, which began operations in late 2008. Excludes 410 million pounds of LDPE capacity at a site located in Carrington, UK, which was shut down during 2009.

(5)	Includes 100% of the 705 million pounds of capacity of Orlen. See “— Joint Venture Relationships.” Excludes 705 million pounds of capacity at a site in Münchsmünster, Germany that has recently been rebuilt following a fire in 2005.

(6)	Includes: 100% of the 240 million pounds of capacity of Orlen. Excludes 240 million pounds of capacity at a site located in Fos-sur-Mer, France, which was shut down during 2009. See “— Joint Venture Relationships.”

(7)	Includes 100% of the 165 million pounds of capacity of PolyPacific Pty Ltd. (“PolyPacific Pty”), a joint venture of which we own 50%, and 110 million pounds of capacity of SunAllomer, a joint venture of which we own 50%.

Sales & Marketing / Customers

In 2009, no single external O&P — EAI segment customer accounted for 10% or more of LyondellBasell AF’s total revenues.

We currently produce ethylene at one site in France, two sites in Germany, and one joint venture site in the Middle East. Our ethylene production in Germany and France is generally consumed internally as a raw material in the production of polymers. In Western Europe, we are essentially balanced in our ethylene supply and demand.

We currently produce propylene at our olefin plants, including one site in France, two sites in Germany and the three joint venture sites in the Middle East (SPC, Saudi Ethylene & PE Company Ltd. (“SEPC”) and the Al-Waha Petrochemicals Ltd. (“Al-Waha”) venture). In addition, we produce propylene at our Berre Refinery. We use propylene as a raw material for production of PO and polypropylene. In Europe, we are a net purchaser of propylene.

We currently produce butadiene at one site in France and one site in Germany. We generally sell our butadiene under multi-year contracts.

We at times purchase ethylene, propylene, benzene and butadiene for resale, when necessary, to satisfy customer demand for these products above production levels. Volumes of ethylene, propylene, benzene and butadiene purchased for resale can vary significantly from period to period. However, purchased volumes have not historically had a significant impact on profits.

European ethylene and propylene production is generally either fully integrated with, or is transported via pipeline to, our PE and polypropylene facilities in Europe.

We produce polypropylene at nine sites in Europe, four sites in Asia, two sites in Australia and two sites in the Middle East. All of the sites in Asia and the Middle East and one of the sites in Europe (Poland) are owned by a joint venture. See “— Joint Venture Relationships.”

We manufacture PE using a variety of technologies at four sites in Europe, including one joint venture facility in Poland, and at one joint venture site in the Middle East. Also, an HDPE facility in Münchsmünster, Germany has recently been rebuilt following a fire in 2005.

With respect to polypropylene and PE, our production is typically sold to an extensive base of established customers. Our polypropylene and PE product volumes are typically sold to customers under annual contracts or under customary terms and conditions without formal contracts. We believe that, over a business cycle, average selling prices and profit margins for specialty polymers tend to be higher than average selling prices and profit margins for higher-volume commodity polypropylenes.

For the O&P — EAI segment, we typically have exclusive marketing arrangements with our joint venture partners to sell and market polypropylene and PE outside the country where such a joint venture facility is located.

The majority of our polyolefin products sold in Europe is sold through our sales organization. We have three sales channels for polyolefins (Alastian, Direct Sales and Polyolefin Solutions) to distinguish between commodity and specialty business models and allow a focused approach to meet the needs of different buying requirements of our customers. The characteristics of these sales channels are as follows:

•	Alastian has a “no-frills” offering for a limited range of commoditized products. All terms of sales are standard, and extra services, including technical service and freight, are charged separately. Prices are posted, and all transactions are highly automated.

•	Direct Sales offers a broad range of commoditized products and standard services via a direct local sales presence for those customers who value a traditional relationship and sales support.

•	Polyolefin Solutions focuses on high growth and high value application segments in the polyolefin market. Through its two business lines and key account management, it offers a full service range and reliable supply and runs a dedicated innovation project team that draws on the expertise and strength of our research and development organization.

Polyolefins primarily are distributed in Europe by rail car or truck.

We and our joint ventures manufacture PP compounds at five sites in Asia (two of which are owned by joint ventures), four sites in Europe, three sites in North America, two sites in South America and one joint venture site in Australia. We manufacture Catalloy process resins at one facility in Italy and one facility in The Netherlands. We also manufacture PB-1 at the facility in The Netherlands.

We sell these high-value specialty polymers into certain specialty applications, including construction and automotive. Advanced polyolefins are transported generally by truck and rail car.

Our marketing and sales force for O&P — EAI segment is involved in sales related activities, including direct sales and customer service. Our regional sales offices are located in various locations, including The Netherlands; China; India; and United Arab Emirates. We also operate through a worldwide network of local sales and representative offices in Europe, North America and the rest of the world (primarily in importing countries) and through an extensive network of commercial representatives in over 50 countries. Our joint ventures typically manage their domestic sales and marketing efforts independently, and we typically operate as their agent/distributor for exports.

Joint Venture Relationships

The following table describes our O&P — EAI segment’s significant manufacturing joint venture relationships.

			LyondellBasell
Name	Location	Other Parties	Ownership		Product	2009 Capacity(1)
						(In Millions of pounds)

SPC	Al-Jubail Industrial	Tasnee	25%		Polypropylene	1,590
	City, Saudi Arabia				Propylene	1,015
SEPC	Al-Jubail Industrial	Tasnee, Sahara	25%		Ethylene	2,200
	City, Saudi Arabia	Petrochemical			Propylene	630
		Company			HDPE	880
					LDPE	880
Al-Waha	Al-Jubail Industrial	Sahara Petrochemical	21	%(2)	Polypropylene	990
	City, Saudi Arabia	Company and others			Propylene	1,015
HMC	Thailand	PTT	29%		Polypropylene	990
Basell Orlen Polyolefins	Poland	Orlen	50%		Polypropylene	880
					HDPE	705
					LDPE	240
PolyPacific	Australia, Malaysia	Mirlex Pty.	50%		PP Compounding	165
SunAllomer	Japan	Showa Denko,	50%		Polypropylene	800
		Nippon Oil			PP Compounding	110
Polymirae	South Korea	Daelim, SunAllomer	42	%(3)	Polypropylene	1,540

(1)	Represents the joint venture’s total capacity and not our proportional capacity.

(2)	Reflects our current ownership percentage. Assuming the joint venture pays dividends over time, we anticipate our ownership will increase to a maximum of 25%.

(3)	Reflects our direct (35%) and indirect ownership through SunAllomer.

We have five polypropylene joint ventures, one PE joint venture, one joint venture that produces both polypropylene and PE and one joint venture that only produces PP compounds. Of the eight joint ventures, four are in Asia, three are in the Middle East and one is in Eastern Europe. These joint ventures provide us with additional income streams from cash dividends, licensing revenues, catalyst sales and marketing fees from selling joint venture products, as well as geographical diversification and access to local market skills and expertise. We believe that our technological leadership has enabled us to establish joint ventures in cost advantaged locations and developing regions with higher growth, including the Asia Pacific region and the Middle East. We generally license our polyolefin process technologies and supply catalysts to our joint ventures.

Through our international joint ventures, we intend to leverage our capital and participate in a larger, more diversified mix of projects where the synergies between our worldwide position and the local joint venture party’s strengths can result in improved operations and financial returns. Some of our joint ventures source cost advantaged raw materials from their local shareholders. In the Middle East, our joint venture in Saudi Arabia, SPC, operates a PDH unit and a polypropylene manufacturing facility in Al-Jubail Industrial City with an annual polypropylene capacity of almost 1.6 billion pounds, which includes the 2009 capacity expansion. We own 25% of this joint venture and market approximately 70% of the polypropylene produced annually by the joint venture.

In 2006, we formed two new joint ventures in Saudi Arabia. The first of these, SEPC, is with Tasnee & Sahara Olefins Company (“TSOC”) and has a new integrated PE manufacturing complex operating in Al-Jubail Industrial City in Saudi Arabia. The ethylene cracker began production in the third quarter of 2008. One PE plant is based on our Hostalen process and produces HDPE, and the other is based on our Lupotech T technology and produces LDPE. The HDPE plant began operating in the fourth quarter of 2008 and the LDPE plant commenced operations in the second quarter of 2009. We own 25% of the joint venture, while the remaining 75% is owned by TSOC (which is owned by National Petrochemical Industrialization Company, also known as Tasnee Petrochemicals, our partner in its SPC joint venture, and Sahara Petrochemical Company, our partner in the Al-Waha joint venture).

Our second new joint venture in Saudi Arabia, Al-Waha, began initial production in the third quarter of 2009, operating polypropylene and PDH manufacturing plants in Al-Jubail Industrial City. We own 21% of the joint venture, with 75% owned by Sahara Petrochemical Company and a small percentage by another party. The JV uses our most advanced polypropylene technology, the Spherizone process. We initially are the exclusive marketer for polypropylene produced by the joint venture that is sold outside of Saudi Arabia.

HMC, our joint venture in Thailand with Thai state oil company PTT, operates a polypropylene plant with an annual capacity of 990 million pounds, and has constructed a new PDH plant with an annual capacity of 660 million pounds and a new polypropylene plant using our newest proprietary Spherizone technology with a capacity of 660 million pounds, both of which started up in 2010. We own 29% of this joint venture.

In Europe, our Orlen joint venture in Poland operates a polyolefin manufacturing facility with an annual polypropylene capacity of 880 million pounds and an annual PE capacity of 945 million pounds, including 705 million pounds of HDPE and 240 million pounds of LDPE. We own 50% of this joint venture and market all of the product sales outside of Poland.

We have a joint venture, PolyPacific Pty., which operates two PP compounding facilities, one in Australia and one in Malaysia, with annual PP compounding capacities of 110 million pounds and 55 million pounds, respectively. We own 50% of this joint venture, and the joint venture markets all of the PP compounds production.

In Japan, we have a joint venture, SunAllomer, which operates two polypropylene facilities with an annual capacity of 800 million pounds and a PP compounding facility with an annual PP compounding capacity of 110 million pounds. We own 50% of this joint venture and market a portion of the polypropylene.

In South Korea, we have a joint venture, PolyMirae, which operates a polypropylene facility with an annual capacity of 1.54 billion pounds. We own 35% of this joint venture and another 7% via our participation in SunAllomer, which holds 15% of PolyMirae.

Raw Materials

Raw material cost is the largest component of the total cost for the production of ethylene and its co-products. The primary raw materials used in our European olefin facilities are heavy liquids and, for our Saudi joint venture facilities, NGLs. NGLs include ethane, propane and butane. The use of heavy liquid raw materials results in the production of a significant amount of co-products such as propylene, butadiene, and gasoline blending components, while the use of NGLs results in the production of a smaller amount of co-products, such as propylene.

The principal raw materials used by our polyolefin and Catalloy process resins businesses are propylene and ethylene. In Western Europe, we have the capacity to produce approximately 50% of the propylene requirements of our European polypropylene business and essentially all of the ethylene requirements of our European PE business. European propylene and ethylene requirements that are not produced internally are purchased pursuant to long-term contracts with third-party suppliers and are delivered via pipeline. Prices under these third-party contracts are market related and are negotiated monthly, and are generally based on published market indicators, normally with discounts.

In our wholly owned operations in Australia, greater than 90% of our propylene normally comes from third-party refinery grade propylene purchased under long-term contracts linked to Saudi or Singapore fuel markers and is processed at our integrated splitters located on each manufacturing site. Some of our international joint ventures receive propylene from their local shareholders under long-term contracts. The remaining supply for the joint ventures is purchased from local suppliers under long-term contracts and some spot purchases. For the new joint ventures, we aim to achieve integration of monomer and polymer production. For example, our first Saudi polyolefin joint venture, SPC, which commenced production in 2004, operates a

PDH unit fed with competitively priced propane. The Al-Waha joint venture is based on the same structure, while the SEPC joint venture is based on an integrated complex, including a gas cracker utilizing cost advantaged Saudi Arabian propane and ethane.

The raw materials for polyolefins are, in general, commodity chemicals with numerous bulk suppliers and ready availability at competitive prices.

A significant portion of our raw materials for our PP compounds are polypropylene and other polymers (primarily Catalloy process resins). Our PP compounding facilities generally receive their polypropylene and other polymers directly from one of our wholly owned or joint venture facilities via truck or rail car. In addition, there are four sites (two in Europe, one in North America and one in South America) that have both polypropylene and PP compounding operations co-located, thereby minimizing product handling. PB-1 raw materials are sourced solely from external supply.

Industry Dynamics / Competition

After a relatively strong start in 2008, demand in late 2008 fell rapidly as the global economies slid quickly into a deep recession. The relatively depressed conditions continued through 2009 and are expected to continue into 2010. We estimate that ethylene operating rates for Europe were approximately 80% in 2009, and are forecasted to rise to 90% in 2014, while PE and polypropylene operating rates were each approximately 79% in 2009, and are forecasted to rise to 88% and 86%, respectively, in 2014. Capacity share figures for us and our competitors, discussed below, are based on completed production facilities and, where appropriate, include our proportionate share of joint venture facilities and certain long-term supply arrangements.

Our ethylene rated capacity in Western Europe at December 31, 2009 was approximately 4.2 billion pounds per year, or approximately 8% of the 54 billion pounds per year of total Western Europe ethylene production capacity. Based on these published rated production capacities, we are the seventh largest producer of ethylene in Western Europe. In Western Europe, key ethylene competitors include INEOS, Dow, Polimeri Europa, Total S.A. (“Total”), SABIC, Shell, BASF and ExxonMobil.

Based on published data regarding polypropylene capacity, we believe that we are the largest producer of polypropylene in Western Europe as of December 31, 2009, with 5.4 billion pounds per year of capacity, or approximately 24% of the European capacity for polypropylene. Our largest competitors for sales of polypropylene are Polimeri Europa, Total, SABIC, INEOS and Dow.

With respect to PE, we believe that we are the largest producer of PE in Western Europe as of December 31, 2009, with 4.1 billion pounds per year of capacity, or approximately 12% of capacity for PE (HDPE and LDPE only), based on published data regarding PE capacity. Our largest competitors for sales of PE are INEOS, SABIC, Total, Polimeri Europe, Repsol, ExxonMobil and Dow.

We believe we are the largest PP compounds producer in the world with 2.3 billion pounds (which includes our proportionate share of joint ventures) of installed annual capacity as of December 31, 2009. Approximately 54% of our PP compounding capacity is in Europe, 20% is in North America, and 26% is in the rest of the world (including the capacity of our joint ventures). Our competitors for sales of PP compounds are SABIC, Borealis, ExxonMobil, Washington Penn, Mitsui, A. Schulman, Sumitomo Chemical Co., Ltd. (“Sumitomo”) and many other independent companies.

Our 110 million pound PB-1 capacity competes with a limited number of smaller polybutene producers, of which Mitsui is the largest. The unique balance of flexibility and toughness of PB-1 in this application makes it fit for the high end of the piping market. In the specialty area, PB-1 competes with a number of proprietary and sophisticated polymers, plastomers and elastomers, depending on the specific application.

Intermediates and Derivatives Segment

Overview

Our I&D segment produces and markets PO and its co-products and derivatives, acetyls and ethylene oxide and its derivatives. PO co-products include SM and the TBA intermediates TBA (TBA, oxyfuels (which is managed in the Refining and Oxyfuels segment), isobutylene and TBHP), and PO derivatives include PG, PGE and BDO. We believe that our proprietary PO and acetyls production process technologies provide us with a cost advantaged position for these products and their derivatives. In 2009, our I&D segment generated $3.8 billion of revenues (excluding inter-segment revenue).

Including joint venture facilities, we produce PO, its co-products and derivatives at two sites in Texas, two sites in The Netherlands, one in Japan and one in France. We produce our PO through two distinct technologies based on indirect oxidation processes that yield co-products. One process yields TBA as the co-product; the other process yields SM as the co-product. The two technologies are mutually exclusive, necessitating that a manufacturing facility be dedicated either to PO/TBA or to PO/SM. Isobutylene and TBHP are derivatives of TBA. MTBE and ETBE are other derivatives of TBA and are gasoline blending components reported in our Refining and Oxyfuels segment. PG, PGE and BDO are derivatives of PO. PG collectively refers to mono-propylene glycol (“MPG”), PG meeting U.S. pharmacopeia standards and several grades of dipropylene glycol (“DPG”) and tri-propylene glycol (“TPG”).

We also produced flavor and fragrance chemicals until our sale of that business in December 2010.

The chart below shows our position and capacities in key I&D businesses:

Sources: CMAI; LyondellBasell AF’s internal data

Note:	Capacities are as of December 31, 2009. Positions are based on wholly owned capacity and pro rata share of joint venture capacity.

The following table outlines:

•	the primary products of our I&D segment;

•	annual processing capacity as of December 31, 2009, unless otherwise noted; and

•	the primary uses for those products.

See “Description of Properties” for the locations where we produce the primary products of our I&D segment. Annual processing capacity as of December 31, 2009 was calculated by estimating the average number of days in a typical year that a production unit of a plant is expected to operate, after allowing for downtime for regular maintenance, and multiplying that number by an amount equal to the unit’s optimal daily output based on the design raw material mix. Because the processing capacity of a production unit is an estimated amount, actual production volumes may be more or less than the capacities set forth below. Except as indicated, capacities shown include 100% of the capacity of joint venture facilities.

Product	Annual Capacity	Primary Uses

Propylene Oxide (PO)	4.6 billion pounds(1)	PO is a key component of polyols, PG, PGE and BDO
PO Co-Products:
Styrene Monomer (SM)	5.1 billion pounds(2)	SM is used to produce plastics, such as expandable polystyrene for packaging, foam cups and containers, insulation products and durables and engineering resins
TBA Derivative Isobutylene	1.4 billion pounds(3)	Isobutylene is a derivative of TBA used in the manufacture of synthetic rubber as well as fuel and lubricant additives, such as MTBE and ETBE
PO Derivatives:
Propylene Glycol (PG)	1.2 billion pounds(4)	PG is used to produce unsaturated polyester resins for bathroom fixtures and boat hulls; lower toxicity antifreeze, coolants and aircraft deicers; and cosmetics and cleaners
Propylene Glycol Ethers (PGE)	545 million pounds(5)	PGE are used as solvents for paints, coatings, cleaners and a variety of electronics applications
Butanediol (BDO)	395 million pounds	BDO is used in the manufacture of engineering resins, films, personal care products, pharmaceuticals, coatings, solvents and adhesives
Acetyls:
Vinyl Acetate Monomer (VAM)	700 million pounds	VAM is a petrochemical product used to produce a variety of polymers products used in adhesives, water-based paint, textile coatings and paper coatings
Acetic Acid	1.2 billion pounds	Acetic acid is a raw material used to produce VAM, terephthalic acid (used to produce polyester for textiles and plastic bottles), industrial solvents and a variety of other chemicals
Methanol	190 million gallons(6)	Methanol is a raw material used to produce acetic acid, MTBE, formaldehyde and several other products
Ethylene Derivatives:
Ethylene Oxide (EO)	0.8 billion pounds EO equivalents; 400 million pounds as pure EO(7)	EO is used to produce surfactants, industrial cleaners, cosmetics, emulsifiers, paint, heat transfer fluids and ethylene glycol
Ethylene Glycol (EG)	0.7 billion pounds(7)	EG is used to produce polyester fibers and film, polyethylene terephthalate resin, heat transfer fluids and automobile antifreeze

Product	Annual Capacity	Primary Uses

Other Ethylene Oxide Derivatives	225 million pounds	EO derivatives include ethylene glycol ethers and ethanolamines, and are used to produce paint and coatings, polishes, solvents and chemical intermediates
Other:
Flavor and Fragrance Chemicals(8)		Flavor and fragrance chemicals include terpene-based fragrance ingredients and flavor ingredients, primarily for the oral care markets, and also include products used in applications such as chemical reaction agents, or initiators, for the rubber industry and solvents and cleaners, such as pine oil, for the hard surface cleaner markets

(1)	Includes (1) 100% of the 385 million pounds of capacity of Nihon Oxirane Co. Ltd. (“Nihon Oxirane”), a joint venture of which we own 40%; (2) 1.5 billion pounds of capacity that represents Bayer Corporation’s (“Bayer”) share of PO production from the Channelview PO/SM I plant and the Bayport, Texas PO/TBA plants under the U.S. PO manufacturing joint venture (the “U.S. PO Joint Venture”) between Lyondell Chemical and Bayer; and (3) 100% of the 690 million pounds of capacity of the Maasvlakte PO/SM plant, which is owned by the European PO manufacturing joint venture (the “European PO Joint Venture”) with Bayer, as to which Bayer has the right to 50% of the production. Our net proportionate interest in PO capacity is approximately 2.5 billion pounds. See “— Joint Venture Relationships.”

(2)	Includes (1) approximately 700 million pounds of SM production from the Channelview PO/SM II plant that is committed to unrelated equity investors under processing agreements; (2) 100% of the 830 million pounds of capacity of Nihon Oxirane; and (3) 100% of the 1.5 billion pounds of capacity of the Maasvlakte PO/SM plant. Our net proportionate interest in SM capacity, which includes the European PO Joint Venture with Bayer, is approximately 3.2 billion pounds. See “— Joint Venture Relationships.”

(3)	Represents total high-purity isobutylene capacity and purified isobutylene capacity.

(4)	PG capacity includes 100% of the approximately 220 million pounds of capacity of Nihon Oxirane. Our net proportionate interest in PG capacity is approximately 1 billion pounds. The capacity stated is MPG capacity. Smaller quantities of DPG and TPG are co-produced with MPG. At our facilities in the U.S. and Europe, these DPG and TPG products are purified and marketed. See “— Joint Venture Relationships.”

(5)	Includes 100% of the 110 million pounds associated with a marketing arrangement with Shiny Chemical Co., Ltd. (“Shiny”).

(6)	Represents 100% of the methanol capacity at the La Porte, Texas facility, which is owned by La Porte Methanol Company, a partnership owned 85% by us and 15% by Linde AG (“Linde”).

(7)	Excludes the Beaumont, Texas facility owned by PD Glycol, a 50/50 partnership between Equistar Chemicals LP and E. I. du Pont de Nemours and Company (“DuPont”). The PD Glycol facility has not operated since it was damaged by Hurricane Ike in 2008 and will not operate in the future.

(8)	Our flavor and fragrance chemicals business was sold in December 2010.

Sales & Marketing / Customers

In 2009, no single I&D segment customer accounted for 10% or more of LyondellBasell AF’s total revenues.

Including joint ventures, we produce PO, its co-products, and its derivatives at two sites in The Netherlands, two sites in the U.S., one site in France and one site in Japan. We estimate, based in part on published data, that worldwide demand for PO was approximately 13.3 billion pounds in 2009. More than 75% of that volume was consumed in the manufacture of three families of PO derivative products: polyols, glycols and glycol ethers. The remainder was consumed in the manufacture of performance products, including BDO and its derivatives.

We produce and deliver our PO and PO co-products through sales agreements, processing agreements and spot sales as well as product exchanges. We have a number of multi-year processing (or tolling) and sales agreements to mitigate the adverse impact of competitive factors and economic business cycles on demand for our PO. In addition, Bayer’s ownership interest in the U.S. PO Joint Venture, which operates four of the U.S. operating units, represents ownership of an in-kind portion of the PO production. Bayer also has the right to 50% of the production of one of the facilities in The Netherlands. See “— Joint Venture Relationships.” Our PO derivatives are sold through market-based sales contracts and spot sales. PO sold in the merchant market accounted for less than 10% of LyondellBasell AF’s total revenues in 2009.

Production levels at the PO/SM and PO/TBA co-product production facilities are primarily determined by the demand for PO and PO derivatives. The resulting production levels of co-product SM and TBA and its derivatives (isobutylene and TBHP), which are reported in the I&D segment, and MTBE and ETBE, (which are reported in the Refining and Oxyfuels segment) thus depend primarily on the demand for PO and PO derivatives and secondarily on the relative market demand for SM, isobutylene, MTBE and ETBE, as well as the operational flexibility of our multiple production facilities in meeting this demand. See “Description of Business — Refining and Oxyfuels Segment” for additional information about the production of MTBE and ETBE.

Based on published data, worldwide demand for SM in 2009 is estimated to have been approximately 52 billion pounds. SM accounted for less than 10% of LyondellBasell AF’s total revenues in 2009. We sell most of our SM production into the North American and European merchant markets and to Asian and South American export markets through long-term sales contracts and processing agreements. See “— Joint Venture Relationships.”

We purchase SM for resale, when necessary, to satisfy customer demand for this co-product above co-product production levels. Volumes of SM purchases made for resale can vary significantly from period to period. However, purchased volumes have not historically had a significant impact on profits.

Our I&D segment converts most of its TBA, which is produced as a co-product to the PO process, to isobutylene and sells some of the TBA into the market. Over half of the isobutylene from the I&D segment is reacted with methanol or ethanol to produce MTBE and ETBE, which is marketed by the Refining and Oxyfuels segment. The remaining isobutylene is converted and sold as high purity and purity grade isobutylene by the I&D segment. Isobutylene sales accounted for less than 10% of LyondellBasell AF’s total revenues in 2009.

Sales of our PO, its co-products, and its derivatives are made by us, Nihon Oxirane (a joint venture of which we own 40%) and their affiliates directly, and through distributors and independent agents located in the Americas, Europe, the Middle East, Africa and the Asia Pacific region. We have centralized certain sales and order fulfillment functions in regional customer service centers located in Houston, Texas, Rotterdam, The Netherlands, and Hong Kong, China. We also have long-term contracts for distribution and logistics to ensure reliable and efficient supply to our customers. PO, PG and SM are transported by barge, ocean going vessel, pipeline, rail car and tank truck. BDO is primarily transported by tank truck and rail car.

Acetic acid and vinyl acetate monomer (“VAM”) are manufactured at a facility in La Porte, Texas, and are consumed internally, sold worldwide generally under multi-year contracts and sold on a spot basis. Acetic acid and VAM are shipped by barge, ocean going vessel, pipeline, rail car and tank truck. We have bulk storage arrangements in Europe and South America to better serve our customers’ requirements in those regions. Sales are made through a direct sales force, agents and distributors. Sales of acetyls, including VAM, collectively accounted for less than 10% of LyondellBasell AF’s total revenues in 2009.

We estimate based on published data that worldwide demand in 2009 for acetic acid and VAM was 20 billion pounds and 10 billion pounds, respectively.

Methanol is produced at a La Porte, Texas facility owned by La Porte Methanol Company, our 85% — owned joint venture with Linde. Each party to the joint venture receives its respective share of the methanol production. Our acetyls business uses the methanol as a raw material for acetic acid and also sells the methanol under annual contracts and on a spot basis to large U.S. customers. The product is shipped by barge and pipeline.

Ethylene oxide (“EO”) or EO equivalents, and EO’s primary derivative, ethylene glycol (“EG”), are produced at a wholly owned facility located in Bayport, Texas. The Bayport facility also produces other derivatives of EO, principally glycol ethers and ethanolamines. A second facility, PD Glycol, was a 50/50 joint venture with DuPont and held an EO/EG asset in Beaumont, Texas. The plant has not operated since it was damaged during Hurricane Ike in September 2008 and will not operate in the future. By order dated August 11, 2009, the Bankruptcy Court approved an agreement between Equistar, PD Glycol and DuPont, which provided, among other things, that (i) certain agreements between Equistar Chemicals LP and PD Glycol are rejected; (ii) Equistar Chemicals LP’s general partnership interest in PD Glycol is converted into a limited partnership interest; and (iii) PD Glycol will be dissolved as expeditiously as commercially practicable.

EO and EG typically are sold under multi-year contracts, with market-based pricing. Glycol ethers and ethanolamines are sold primarily into the solvent and distributor markets at market prices. EO is shipped by rail car, and its derivatives are shipped by rail car, truck, isotank or ocean-going vessel. EO and EG sales accounted for less than 10% of LyondellBasell AF’s total revenues in 2009.

The vast majority of the ethylene derivative products are sold in North America and Asia, primarily through our sales organizations.

Joint Venture Relationships

The following table describes our I&D segment’s significant manufacturing joint venture relationships.

			LyondellBasell
Name	Location	Other Parties	Ownership	Product	2009 Capacity (1)
					(In millions of pounds
					unless noted)

U.S. PO Joint Venture	Channelview, TX	Bayer	—	Propylene Oxide	1,500 (3)
	Bayport, TX
European PO Joint Venture	Rotterdam,			Propylene Oxide	690
	The Netherlands	Bayer	50%	Styrene Monomer	1,480
PO/ SM II LP	Channelview, TX	IPIC & BASF	—	Styrene Monomer	700 (3)
Nihon Oxirane	Chiba, Japan	Sumitomo	40%	Propylene Oxide	385
				Styrene Monomer	830
				Propylene Glycol	220
Ningbo ZRCC LCC Ltd.(2)	Ningbo, China	ZRCC	27%	Propylene Oxide	600
				Styrene Monomer	1,300
La Porte Methanol	La Porte, TX	Linde	85%	Methanol	190 million gallons

(1)	Unless otherwise noted, represents the joint venture’s total capacity and not our proportional capacity.

(2)	Start-up occurred in mid-2010.

(3)	Amount of off-take by other parties in the joint venture.

On March 31, 2000, we contributed our Channelview, Texas, PO/SM I facility and our Bayport, Texas, PO/TBA facilities to the U.S. PO Joint Venture. Bayer’s ownership interest in the U.S. PO Joint Venture represented ownership of 1.5 billion pounds of PO production annually as of December 31, 2009. We take, in-kind, the remaining PO production and all co-product (SM and TBA) production from the U.S. PO Joint Venture. As part of the transaction, Lyondell Chemical and Bayer also formed a separate joint venture, the PO Technology Joint Venture, through which Bayer was granted a non-exclusive and non-transferable right to use certain of our proprietary PO technology in the U.S. PO Joint Venture. Under the terms of operating and logistics agreements, we operate the U.S. PO Joint Venture plants and arrange and coordinate the logistics of PO delivery from the plants. We do not share marketing or product sales with Bayer under the U.S. PO Joint Venture.

Lyondell Chemical and Bayer also formed a separate 50/50 joint venture, the European PO Joint Venture, for the construction and ownership of the Maasvlakte PO/SM plant near Rotterdam, The Netherlands, which began production in 2003. Each party takes in-kind 50% of the PO and SM production of the European PO Joint Venture.

Lyondell Chemical’s PO/SM II plant at the Channelview, Texas complex was created through a joint venture among Lyondell Chemical and unrelated equity investors. Lyondell Chemical retains a majority interest in the PO/SM II plant and is the operator of the plant. A portion of the SM output of the PO/SM II plant is committed to the unrelated equity investors under processing agreements. As of December 31, 2009, Lyondell Chemical had 700 million pounds of SM capacity committed to unrelated equity investors under these processing arrangements.

We have a 40% equity interest in Nihon Oxirane, a joint venture in Japan formed by Lyondell Chemical and Sumitomo. Since 1976, Nihon Oxirane has operated a PO/SM plant in Chiba, Japan. In 2005, Nihon Oxirane began production at its new PG plant in Chiba, Japan, with an annual PG capacity of 220 million pounds. Through the formation of Nihon Oxirane Company Asia (“NOCA”), we also will participate in marketing most of the PO capacity from a new 440 million pound facility constructed in Rabigh, Saudi Arabia by Sumitomo and Saudi Aramco, which began operations at the end of 2009. We have a 40% equity interest in NOCA.

During 2007, Lyondell Chemical announced the formation of a joint venture with Sinopec Zhenhai Refining & Chemical Co., Ltd. (“ZRCC”) for the construction of a world-scale PO/SM facility in Ningbo, China, construction of which was completed in 2010. The new facility has an annual PO production capacity of 600 million pounds and an annual SM production capacity of 1.3 billion pounds. Lyondell Chemical contributed a license right to its proprietary PO/SM technology in exchange for approximately 27% ownership of the venture. We will jointly market all the PO manufactured by the new facility with ZRCC.

We also have a multi-year processing agreement, entered into by Lyondell Chemical and Shiny, whereby we provide the raw materials used to produce the PGE at Shiny’s PGE plant in Tainan, Taiwan. Shiny’s PGE plant, which is based on our technology, commenced production during 2007.

Raw Materials

The primary raw materials used for the production of PO and its co-products and derivatives are propylene, mixed butane, ethylene and benzene. The market prices of these raw materials historically have been related to the price of crude oil and its principal refinery derivatives, NGLs and natural gas, as well as market conditions for these materials. These materials are received in bulk quantities via pipeline or ocean going vessels.

In the U.S., we obtain a large portion of our propylene, benzene and ethylene raw materials needed for the production of PO and its co-products and derivatives internally from our ethylene and ethylene co-products facilities. Raw materials for the non-U.S. production of PO and its co-products and derivatives primarily are obtained from unrelated parties. We consume a significant portion of our internally-produced PO in the production of PO derivatives.

We consume large volumes of mixed butane for the production of PO and its co-products and derivatives. We have invested in facilities, or entered into processing agreements with unrelated parties, to convert the widely available commodity, normal butane, to isobutane. We also are a large consumer of oxygen for our PO/TBA plants.

The cost of raw materials generally is the largest component of total production cost for PO and its co-products and derivatives. Generally, the raw material requirements for these businesses are purchased at market-based prices from numerous suppliers in the U.S. and Europe with which we have established contractual relationships, as well as in the spot market. The raw materials for these businesses are, in general, commodity chemicals with ready availability at competitive prices. Historically, raw material availability has not been an issue. However, in order to enhance reliability and competitiveness of prices and rates for supplies of raw materials, industrial gas and other utilities, we have long-term agreements and other arrangements for a substantial portion of our production requirements.

The primary raw materials required for the production of acetic acid are carbon monoxide and methanol. We purchase the carbon monoxide from Linde pursuant to a long-term contract under which pricing is based primarily on cost of production. La Porte Methanol Company, our 85%-owned joint venture, supplies all of the methanol requirements for acetyls production. Natural gas is the primary raw material required for the production of methanol.

In addition to ethylene, acetic acid is a primary raw material for the production of VAM. For the production of VAM, we obtain our entire requirements for acetic acid and ethylene from our internal production. In 2009, we used a large percentage of our acetic acid production to produce VAM.

Industry Dynamics / Competition

With respect to PO, its co-products and derivatives, competition is based on a variety of factors, including product quality and price, reliability of supply, technical support, customer service and potential substitute materials. Profitability is affected by the worldwide level of demand along with price competition, which may intensify due to, among other things, new industry capacity. From 2010 to 2014, approximately 1.9 billion pounds of new industry PO capacity, or approximately 10% of 2009 worldwide PO capacity, is expected to be added, with approximately half of these additions in the Middle East and China. During this period, the average annual world demand growth is expected to be approximately 4%. However, demand is a function of worldwide economic growth, which fluctuates. The PO demand growth rate also could be impacted by further development of alternative bio-based PO derivatives. It is not possible to predict accurately the changes in raw material costs, market conditions and other factors that will affect industry profitability in the future. Worldwide PO operating rates were approximately 70% during 2009, and our current forecast is that it will rise to 92% in 2014. Capacity share figures for us and our competitors, discussed below, are based on completed production facilities and, where appropriate, include the proportionate share of joint venture facilities and certain supply arrangements.

Based on published data regarding PO capacity, we believe that, including our share of Nihon Oxirane and the European PO Joint Venture, we are the second largest producer of PO worldwide, with approximately 13% of the total worldwide capacity for PO. Our major worldwide competitors for sales of PO and its derivatives are Dow and Shell.

Based on published data regarding SM capacity, we believe that we are one of the largest producers of SM worldwide, with approximately 5% of the total worldwide capacity for SM as of December 31, 2009. We compete worldwide for sales of SM with many marketers and producers, among which are BASF, Dow, Shell and Total.

We believe that we are the fourth and fifth largest producer of acetic acid and VAM, respectively, each with approximately 5% of the total worldwide capacity as of December 31, 2009. Our primary competitors include Celanese and BP for acetic acid and Celanese, ZRCC, Dow and DuPont for VAM.

Technology Segment

Overview

Access to appropriate production process technology and catalysts is a key requirement for polyolefin and chemicals producers. Our Technology segment develops and licenses industry leading polyolefin process technologies and provides associated engineering and other services. Our Technology segment further develops, manufactures and sells polyolefin catalysts, providing polyolefin manufacturers with the capability to produce polyolefins. We market our process technologies and our polyolefin catalysts to external customers and also use them for our own manufacturing operations. Our ability to offer a complete PE and polypropylene technology portfolio enables polyolefin manufacturers to have a single provider for polyolefin processes technologies and catalyst systems. In 2009, our Technology segment generated operating revenues of $436 million (excluding inter-segment revenue).

Our process licenses are structured to provide a standard core technology, with individual customer needs met by adding customized modules that provide the required capabilities to produce the defined production grade slate and plant capacity. For licenses involving proven technologies, we typically receive the majority of our license fees in cash at or before the date of customer acceptance. For these licenses, we generally recognize revenue upon delivery of the process design package and the related license. Each license agreement includes long-term confidentiality provisions to protect the technology. In addition to the basic license agreement, a range of services can also be provided including project assistance, training, start-up assistance of the plant and possible supply of resins from our production for pre-marketing by the licensee. We may also offer marketing and sales services. In addition, licensees generally continue to purchase polyolefin catalysts that are consumed in the production process, generally under long-term catalyst supply agreements with us.

The chart below shows our position and installed capacity share in key polyolefin technology businesses:

Source: LyondellBasell AF’s internal estimates

Note:  Capacities are as of December 31, 2008.

Process Technology Licensing

We are a leading licensor of polyolefin process technologies. Our polypropylene licensing portfolio includes our Spheripol and the more recently introduced Spherizone process technologies and the Metocene technology. Our PE licensing process portfolio focuses on the Lupotech T (high pressure tubular process for LDPE production), the Lupotech A (autoclave process mainly for ethylene vinyl acetate (“EVA”) copolymers), Hostalen (slurry process for multimodal HDPE production), and Spherilene (gas phase process for LLDPE to HDPE production) processes, all of which cover a wide range of PE products for the worldwide market. We also license a portfolio of chemical process technologies in the fields of olefin recovery, olefin conversion, aromatics extraction and acetyls.

Since the formation of Basell in 2000 and through December 31, 2009, we have sold licenses representing approximately 25 million tons of polyolefin capacity, which represents more than 40% of worldwide capacity growth. In 2009, we entered into licensing agreements representing more than one million tons of polyolefin capacity. Process licenses accounted for less than 10% of LyondellBasell AF’s total revenues in 2009.

Our Technology segment also provides technology services to our licensees. Such services include training and start-up assistance, engineering services for process and product improvements and manufacturing troubleshooting.

Polypropylene Process Technology

We license several polypropylene process technologies, including Spheripol, Spherizone and Metocene.

Our Spheripol technology produces homopolymers and random copolymers in a single stage and impact copolymers in a multi-stage process. We believe that Spheripol is the most widely used polypropylene production process in the world.

Spherizone , our newest process, commercialized in 2002 and introduced for licensing in 2003, is able to produce higher quality polypropylene and a wider product grade range than existing processes at similar operating cost. The Spherizone process introduces a single reactor concept, in which bimodality is created within one single reactor operating at different conditions between the different zones inside the reactor. The final product is a result of an intimate mixing of the different property determining phases at a “macro molecular” level.

Metocene polypropylene technology was introduced for licensing in 2006. This technology is used in the production of polypropylene based on single-site catalyst systems. Metocene technology can be adapted to virtually any polypropylene process, and its versatility expands the end use product range of conventional polypropylene. In 2009, Polymirae became the first licensee to commence commercial production of Metocene.

Polyethylene Processes Technology

The different families of PE (HDPE, LDPE and LLDPE) require specialized process technologies for production, which are available through our broad PE process licensing portfolio. The portfolio includes Lupotech, Spherilene and Hostalen process technologies.

Lupotech T is a leading high pressure, tubular reactor process for the production of LDPE. This high pressure technology does not use a catalyst system typical for low pressure processes, but rather peroxide-initiators to polymerize ethylene and optionally vinyl acetate (VAM) for EVA-copolymers. By adjusting the temperature profile along the reactor and adding different peroxide mixtures, process conditions are modified to produce the desired products. The process produces the entire melt flow ratio and density range of LDPEs with low investment costs and low utilities and raw material demand.

Lupotech A is a high pressure autoclave process using peroxide mixture for polymerization and is mainly utilized for specialty LDPE and for the production of EVA copolymers with high VAM content.

Spherilene is an advanced swing gas phase process for the production of LLDPE, MDPE and monomodal and bimodal HDPE. This process represents a highly flexible technology platform for production of grades from low-cost commodity to the most sophisticated high performance PE. The process provides easier and lower cost product grade change and reduces environmental impact.

Hostalen is a leading low-pressure slurry cascade process for the production of high-end multimodal HDPE. This is desirable because a different product structure can be produced in each stage of the polymerization process, yielding products that are tailored for sophisticated end use applications in three main application fields: pipe, blow molding and film.

Chemical Process Technologies

We also offer for licensing several chemical process technologies, including Vacido, Glacido, Isomplus and Superflex.

Vacido is a fixed-bed tubular process for the production of high-quality VAM, from acetic acid and ethylene. It utilizes a proprietary heterogeneous catalyst system.

Glacido is a process technology for manufacturing of acetic acid by carbonylation of methanol. It utilizes a Rhodium-based homogeneous catalyst system.

Isomplus is a skeletal isomerisation process to convert linear olefins into branched ones. A zeolite-based catalyst provides conversion of normal butenes and pentenes to isobutylene and isoamylene, respectively.

Superflex technology is a process for the production of propylene from less refined feedstock such as coker or fluid catalytic cracking unit light gasoline as well as mixed C4 and C5 streams. The process is based on a fluidized catalytic reactor.

We also offer process technology for recovery of butadiene, C5chemicals and aromatics.

Polyolefin Catalysts

Under the Avant brand, we are a leading manufacturer and supplier of polyolefin catalysts. Polyolefin catalysts accounted for less than 10% of LyondellBasell AF’s total revenues in 2009. As a large polyolefin producer, approximately 30% of catalyst sales are inter-divisional. Polyolefin catalysts are packaged and shipped via road, sea or air to our customers.

We produce catalysts at two facilities in Germany, one facility in Italy and one facility in the U.S. Our polyolefin catalysts, which are consumed during the polyolefin production process and define the processing and mechanical properties of polyolefins, provide enhanced performance for our process technologies and are being developed to enhance performance when used in third-party process technologies. We also supply catalysts for producing sophisticated PEs.

One of our core competencies is our strength in the manufacturing and use of proprietary catalyst supports. Supports are a key ingredient in the production of high efficiency polyolefin catalysts that enhance process performance.

Our customers continually purchase polyolefin catalysts because they are consumed during the polyolefin production process. New licensees generally elect to enter into long-term catalyst supply agreements with us, as customers look primarily for top performance over an extended period of time and compatibility with the acquired technology. Our advanced catalysts provide enhanced performance for our process technologies and may also enhance performance when used in third-party processes.

Sales & Marketing

In 2009, no single Technology segment customer accounted for 10% or more of LyondellBasell AF’s total revenues. We market our process technologies and catalysts to external customers and also use them for our own polyolefin manufacturing operations. Our ability to offer both PE and polypropylene technologies enables polyolefin manufacturers to have a single provider for polyolefin processes technologies and catalyst systems. We have a marketing and sales force dedicated to the Technology segment, including catalyst sales and customer technical support for licensees.

Industry Dynamics / Competition

We believe that competition in the polyolefin process licensing industry is based on the quality and efficiency of the process technology, product performance and product application, complemented by customer service and technical support. We are the leading licensor of polypropylene process technologies, and we believe we are the only licensor offering the full range of process technologies for production of all polypropylene and PE product families. Since the formation of Basell in 2000 through December 31, 2009, we have sold licenses representing approximately 25 million tons of capacity based on its six process technologies to polyolefin manufacturers. We estimate that approximately 43% of polypropylene and 35% of PE worldwide licensed capacity from 2003 through 2009 use our technologies. As of December 31, 2009, we estimate that over 200 polyolefin production lines use our licensed process technologies. Our major competitors in polypropylene technologies licensing are Dow Chemical, INEOS, Novelen Technology Holdings and Mitsui

Chemicals. Our major competitors in PE technologies licensing are ChevronPhillips, INEOS, Mitsui Chemicals and Univation Technologies.

We are one of the world’s largest manufacturers and suppliers of polypropylene catalysts. We also supply catalysts for producing sophisticated PEs. Our major competitors in the worldwide catalyst business are Dow Chemical, BASF, Mitsui Chemicals, Toho Catalyst and WR Grace.

Research and Development

We develop and commercialize state-of-the-art chemicals and polyolefin process technologies, catalysts and products worldwide.

Our research and development activities are designed to improve our existing products and discover and commercialize new materials, catalysts and processes. These activities focus on product and application development, process development, catalyst development and fundamental polyolefin focused research.

We have four research and development facilities, each with a specific focus. Our facility in Frankfurt, Germany focuses on PE and metallocene catalysts. Our facility in Ferrara, Italy focuses on polypropylene, PB-1, PP compounds and Ziegler-Natta catalysts. Our facility in Cincinnati, Ohio focuses on polyolefin product and application development in North America. Our center in Newtown Square, Pennsylvania develops chemical catalysts and technologies.

Our financial performance and market position depend in substantial part on our ability to improve our existing products and discover and commercialize new materials, catalysts and processes. Our research and development activities are designed to deliver innovative and commercially relevant technologies at a competitive cost to our business segments. Our research and development is organized by core competence communities that manage and provide resources for projects, intellectual property and catalyst manufacturing. These include:

•	Catalyst systems: catalyst research to enhance our polyolefin polymer properties, catalyst and process performance, including Ziegler Natta, chromium and metallocene catalyst.

•	Manufacturing platforms: research to advance process development and pilot plant integration to industrialize technology with increased polymer properties.

•	Product and application development: working directly with customers to provide new products with enhanced properties.

•	Processing testing and characterization: research to increase knowledge on polymers from production to processability.

•	Process design and support: research to reduce production and investment costs while improving processability.

•	Chemicals and fuels technologies: research to develop and improve catalysts for existing chemical processes and improve process unit operations.

We have core research and development projects that focus on initiatives in line with our strategic direction. These projects are closely aligned with our businesses and customers with a goal of commercialization of identified opportunities. Core projects currently include research and development in areas such as:

•	Polypropylene product development with emphasis on the newly implemented Spherizone process technology.

•	Next generation products from existing and in-development processes, using advanced catalyst technologies including metallocenes.

•	Enhanced catalyst and process opportunities to extend gas phase PE technology.

•	Enhanced catalysts and process opportunities for selected chemical technologies.

As of March 1, 2010, approximately 960 of our employees are directly engaged in research and development activities.

In addition to our research and development activities, we provide technical support to our customers. Our technical support centers are located in Bayreuth, Germany; Geelong, Australia; Lansing, Michigan; and Tarragona, Spain.

In 2009, 2008 and 2007, our research and development expenditures were $145 million, $194 million and $135 million, respectively. A portion of these expenses are related to technical support and customer service and are allocated primarily to the segments.

Intellectual Property

We maintain an extensive patent portfolio and continue to file new patent applications in the U.S. and other countries. As of December 31, 2009, we owned approximately 6,800 patents and patent applications worldwide. Our patents and trade secrets cover our processes, products and catalysts and are significant to our competitive position, particularly with regard to propylene oxide, intermediate chemicals, petrochemicals, polymers and our process technologies such as Spheripol, Spherizone, Hostalen, Spherilene, Lupotech, Glacido, Vacido, Isomplus and Avant catalyst. We own globally registered and unregistered trademarks including the “LyondellBasell,” “Lyondell,” “Equistar” and “Houston Refining” trade names. While we believe that our intellectual property provides competitive advantages, we do not regard our businesses as being materially dependent upon any single patent, trade secret or trademark. Some of our heritage production capacity operates under licenses from third parties.

We rely on patent, copyright and trade secret laws of the U.S. and other countries to protect our investment in research and development, manufacturing and marketing. Our employees working on these technologies are required to enter into agreements, or are covered by other arrangements such as collective bargaining agreements, providing for confidentiality and the assignment of rights to inventions made by them while employed by us.

Environmental Capital Expenditures

We (together with the industries in which we operate) are subject to extensive national, state, local and foreign environmental laws, regulations, directives, rules and ordinances concerning, and are required to have permits and licenses regulating, emissions to the air, discharges onto land or waters and the generation, handling, storage, transportation, treatment, disposal and remediation of hazardous substances and waste materials. In some cases, compliance with environmental, health and safety laws and regulations can only be achieved by capital expenditures. Regulatory-related capital expenditures at our facilities were $250 million, $202 million and $239 million in 2009, 2008 and 2007, respectively, and we estimate such expenditures to be approximately $233 million in 2010 and $229 million in 2011.

Our actual capital expenditures in 2009 include increased spending on projects related to air emission reductions, low sulfur fuels and wastewater management, principally at the U.S. Gulf Coast plants. Under the U.S. Clean Air Act Amendments (“Clean Air Act”), an eight-county gulf coast region in Texas was designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency (“EPA”). Emission reduction controls were installed at the Houston Refinery and each facility in the region to comply with the November 2007 deadline. Also under the Clean Air Act, the EPA adopted new standards for gasoline that required refiners to produce a low sulfur gasoline by 2006 and ultra low sulfur diesel by the end of 2009. The Houston Refinery met the 2006 low sulfur gasoline compliance target and complied with a requirement to produce 80% of on-road diesel fuel as ultra low sulfur diesel by June 2006.

Stricter environmental, safety and health laws, regulations and enforcement policies could result in increased environmental capital expenditures by us above current estimates. See “Risk Factors — Risks Relating to our Business — Our operations and assets are subject to extensive environmental, health and safety and other laws and regulations, which could result in material costs or liabilities.” For additional information regarding environmentally related capital expenditures, see “Management’s Discussion and Analysis of

Financial Condition and Results of Operations — Critical Accounting Policies — Liabilities for Environmental Remediation Costs.”

Employee Relations

As of December 31, 2009, we had approximately 14,860 full-time and part-time employees. Of these, approximately 6,120 (41%) were located in North America, approximately 7,750 (52%) were located in Europe and approximately 990 (7%) were in other locations.

As of December 31, 2009, approximately 1,020 of our employees located in North America were represented by labor unions. Approximately 50% of our unionized North American employees are covered by a collective bargaining agreement between Houston Refining LP and the United Steelworkers Union, which became effective on January 20, 2010 and expires on January 31, 2012.

The vast majority of our employees in Europe and South America are subject to staff council or works council coverage or collective bargaining agreements.

In addition to our own employees, we use the services of contractors in the routine conduct of our businesses. We believe our relations with our employees are good.

DESCRIPTION OF PROPERTIES

Our principal manufacturing facilities as of December 31, 2009 are set forth below, and are identified by the principal segment or segments using the facility. The facilities are wholly owned, except as otherwise noted below.

Location	Segment	Principal Products

Americas
Bayport (Pasadena), Texas*	I&D	Ethylene Oxide (EO), EG and other EO derivatives
Bayport (Pasadena), Texas(1)*	I&D	Propylene Oxide (PO), Propylene Glycol (PG), Propylene Glycol Ethers (PGE), Tertiary-Butyl-Alcohol (TBA) and Isobutylene
Bayport (Pasadena), Texas*	O&P—Americas	Polypropylene and Catalloy process resins
Brunswick, Georgia(2)	I&D	Flavor and fragrance chemicals
Channelview, Texas(3)*	O&P—Americas	Ethylene, Propylene, Butadiene, Benzene and Toluene
	Refining and Oxyfuels	Alkylate and MTBE
Channelview, Texas(1)(4)*	I&D	PO, BDO, SM and Isobutylene
	Refining and Oxyfuels	ETBE
Chocolate Bayou, Texas*	O&P—Americas	Polyethylene (HDPE)
Clinton, Iowa*	O&P—Americas	Ethylene and Propylene
Polyethylene (LDPE and HDPE)
Corpus Christi, Texas*	O&P—Americas	Ethylene, Propylene, Butadiene and Benzene
Edison, New Jersey	Technology	Polyolefin catalysts
Ensenada, Argentina	O&P—Americas	Polypropylene
Ensenada, Argentina	O&P—EAI	PP compounds
Fairport Harbor, Ohio	O&P—Americas	Performance polymers
Houston, Texas*	Refining and Oxyfuels	Gasoline, Diesel, Jet Fuel and Lube Oils

Location	Segment	Principal Products

Jackson, Tennessee	O&P—EAI	PP compounds
Jacksonville, Florida(2)*	I&D	Flavor and fragrance chemicals
La Porte, Texas(5)*	O&P—Americas	Ethylene and Propylene
Polyethylene (LDPE and LLDPE)
La Porte, Texas(5)(6)*	I&D	VAM, acetic acid and methanol
Lake Charles, Louisiana*	O&P—Americas	Polypropylene and Catalloy process resins
Mansfield, Texas	O&P—EAI	PP compounds
Matagorda, Texas*	O&P—Americas	Polyethylene (HDPE)
Morris, Illinois*	O&P—Americas	Ethylene and Propylene
Polyethylene (LDPE and LLDPE)
Newark, New Jersey	O&P—Americas	Denatured Alcohol
Pindamonhangaba, Brazil	O&P—EAI	PP compounds
Tampico, Mexico(7)	O&P—Americas	Polypropylene
Tampico, Mexico(7)	O&P—EAI	PP compounds
Tuscola, Illinois*	O&P—Americas	Ethanol and Polyethylene (powders)
Victoria, Texas*†	O&P—Americas	Polyethylene (HDPE)
Europe
Aubette, France	O&P—EAI	Ethylene, Propylene and Butadiene
Polypropylene and Polyethylene (LDPE)
Bayreuth, Germany	O&P—EAI	PP compounds
Berre l’Etang, France	Refining and Oxyfuels	Naphtha, vacuum gas oil (VGO), liquefied petroleum gas (LPG), gasoline, diesel, jet fuel, bitumen and heating oil
Botlek, Rotterdam, The Netherlands†	I&D Refining and Oxyfuels	PO, PG, PGE, TBA, Isobutylene and BDO MTBE and ETBE
Brindisi, Italy	O&P—EAI	Polypropylene
Carrington, U.K.	O&P—EAI	Polypropylene
Ferrara, Italy	O&P—EAI	Polypropylene and Catalloy process resins
	Technology	Polyolefin catalysts
Fos-sur-Mer, France†	I&D	PO, PG and TBA
	Refining and Oxyfuels	MTBE and ETBE
Frankfurt, Germany†	O&P—EAI	Polyethylene (HDPE)
	Technology	Polyolefin catalysts
Knapsack, Germany†	O&P—EAI	Polypropylene and PP compounds
Ludwigshafen, Germany†	Technology	Polyolefin catalysts
Maasvlakte (near Rotterdam), The Netherlands(8)	I&D	PO and SM
Milton Keynes, U.K.	O&P—EAI	PP compounds
Moerdijk, The Netherlands†	O&P—EAI	Catalloy process resins and PB-1
Münchsmünster, Germany†(9)	O&P—EAI	Ethylene, Propylene
Polyethylene (HDPE)

Location	Segment	Principal Products

Plock, Poland(10)	O&P—EAI	Polypropylene and Polyethylene (HDPE and LDPE)
Tarragona, Spain(11)	O&P—EAI	Polypropylene and PP compounds
Terni, Italy(12)	O&P—EAI	Polypropylene
Wesseling, Germany(13)*	O&P—EAI	Ethylene, Propylene and Butadiene
Polypropylene and Polyethylene (HDPE and LDPE)
Asia Pacific
Chiba, Japan(14)	I&D	PO, PG and SM
Clyde, Australia	O&P—EAI	Polypropylene
Geelong, Australia	O&P—EAI	Polypropylene
Guangzhou, China(15)	O&P—EAI	PP compounds
Kawasaki, Japan(16)	O&P—EAI	Polypropylene
Map Ta Phut, Thailand(17)	O&P—EAI	Polypropylene
Ningbo, China(18)	I&D	PO and SM
Oita, Japan(16)	O&P—EAI	Polypropylene and PP compounds
Port Klang, Malaysia(19)	O&P—EAI	PP compounds
Rayong, Thailand(20)	O&P—EAI	PP compounds
Suzhou, China	O&P—EAI	PP compounds
Victoria, Australia(19)	O&P—EAI	PP compounds
Yeochan, Korea(21)	O&P—EAI	Polypropylene
Middle East
Jubail, Saudi Arabia(22)	O&P—EAI	Propylene and Polypropylene
Jubail, Saudi Arabia(23)	O&P—EAI	Propylene and Polypropylene
Jubail, Saudi Arabia(24)	O&P—EAI	Ethylene and Polyethylene (LDPE and HDPE)

*	The facility, or portions of the facility, as applicable, owned by us are mortgaged as collateral for indebtedness.

†	The facility is located on leased land.

(1)	The Bayport PO/TBA plants and the Channelview PO/SM I plant are held by the U.S. PO Joint Venture between Bayer and Lyondell Chemical. These plants are located on land leased by the U.S. PO Joint Venture.

(2)	The Brunswick, Georgia and Jacksonville, Florida I&D facilities were sold in December 2010.

(3)	The Channelview facility has two ethylene processing units. Equistar Chemicals LP also operates a styrene maleic anhydride unit and a polybutadiene unit, which are owned by an unrelated party and are located within the Channelview facility on property leased from Equistar Chemicals, LP.

(4)	Unrelated equity investors hold a minority interest in the PO/SM II plant at the Channelview facility.

(5)	The La Porte facilities are on contiguous property.

(6)	The La Porte I&D facility is owned by La Porte Methanol Company, a partnership owned 15% by an unrelated party.

(7)	The Tampico polypropylene facility is owned by Indelpro, a joint venture owned 51% by an unrelated party. The Tampico PP compounding plant is wholly owned by us.

(8)	The Maasvlakte plant is owned by the European PO Joint Venture and is located on land leased by the European PO Joint Venture.

(9)	The Münchsmünster facility was recently rebuilt following a fire in 2005.

(10)	The Plock facility is owned by Basell Orlen Polyolefins and is located on land owned by PKN/Orlen.

(11)	The Tarragona polypropylene facility is located on leased land; the compounds facility is located on co-owned land.

(12)	In February 2010, we announced our intentions to cease production at the Terni, Italy site.

(13)	There are two steam crackers at the Wesseling, Germany site.

(14)	The PO/SM plant and the PG plant located in Chiba, Japan are owned by Nihon Oxirane, a joint venture owned 60% by an unrelated party.

(15)	The Guangzhou facility commenced production in 2008.

(16)	The Kawasaki and Oita plants are owned by SunAllomer, a joint venture owned 50% by an unrelated party.

(17)	The Map Ta Phut plant is owned by HMC, a joint venture owned 71% by unrelated parties.

(18)	The Ningbo facility is owned by a joint venture with ZRCC. The facility commenced production in 2010. We have contributed a license right to our proprietary PO/SM technology in exchange for approximately 28% of the PO profitability from the facility.

(19)	The Port Klang and Victoria plants are owned by PolyPacific Pty., a joint venture owned 50% by an unrelated party.

(20)	The Rayong plant is owned by Basell Asia Pacific Thailand, which is owned 95% by us and 5% by our joint venture HMC.

(21)	The Yeochan plant is owned by PolyMirae, a joint venture owned 57% by Daelim Industrial Co., Ltd, 14.8% by Sunallomer and the remainder by us.

(22)	The Jubail and polypropylene and PDH manufacturing plant is owned by SPC, a joint venture owned 50% by an unrelated party.

(23)	The Jubail Spherizone polypropylene and PDH manufacturing plant is owned by Al-Waha, a joint venture owned 79% by unrelated parties. The plant commenced initial production in the third quarter of 2009.

(24)	The Jubail integrated PE manufacturing complex is owned by SEPC, a joint venture 75% owned by unrelated parties.

Other Locations and Properties

Our corporate seat is located in Rotterdam, The Netherlands. We have administrative offices in Rotterdam, The Netherlands and Houston, Texas. We maintain research facilities in Newtown Square, Pennsylvania; Lansing, Michigan; Cincinnati, Ohio; Ferrara, Italy and Frankfurt, Germany. Our Asia Pacific headquarters are located in Hong Kong. We also have technical support centers in Bayreuth, Germany; Geelong, Australia; Lansing, Michigan and Tarragona, Spain. We have various sales facilities worldwide.

Depending on location and market needs, our production facilities can receive primary raw materials by pipeline, rail car, truck, barge or ocean going vessel and can deliver finished products by pipeline, rail car, truck, barge, isotank, ocean going vessel or in drums. We charter ocean going vessels, own and charter barges, and lease isotanks and own and lease rail cars for the dedicated movement of products between plants, products to customers or terminals, or raw materials to plants, as necessary. We also have barge docking facilities and related terminal equipment for loading and unloading raw materials and products. We use an extensive pipeline system in Texas and Louisiana, some of which we own and some of which we lease, that connects to our manufacturing and storage facilities. We lease liquid and bulk storage and warehouse facilities at terminals in the Americas, Europe and the Asia Pacific region. We own storage capacity for NGLs, ethylene, propylene and other hydrocarbons within a salt dome in Mont Belvieu, Texas, and operate additional ethylene and propylene storage facilities with related brine facilities on leased property in Markham, Texas.

LEGAL PROCEEDINGS

As a large, multi-national company, we, our subsidiaries and our joint ventures are named defendants in lawsuits or other contested legal proceedings, some of which are not covered by insurance, in the ordinary course of our business. Many of these suits or proceedings raise complex factual and legal issues and are subject to uncertainties. The plaintiffs in some actions make no specific claim for relief. Although final determination of legal liability and the resulting financial impact with respect to any such litigation cannot be ascertained with any degree of certainty, we do not believe that any ultimate uninsured liability resulting from these legal proceedings will individually, or in the aggregate, have a material adverse effect on our business or financial position. However, the adverse resolution in any reporting period of one or more of these suits could have a material impact on our results of operations for that period, which may be mitigated by contribution or indemnification obligations of co-defendants or others, or by any insurance coverage that may be available.

LyondellBasell AF previously was involved in various legal proceedings that were settled through the Bankruptcy Cases or the potential liabilities for such proceedings were assumed by other entities pursuant to the Bankruptcy Cases.

On April 12, 2005, BASF filed a lawsuit against Lyondell Chemical in the Superior Court of New Jersey, Morris County, asserting various claims relating to alleged breaches of a propylene oxide toll manufacturing contract and seeking damages in excess of $100 million. Lyondell Chemical denied breaching the contract and argued that at most it owed BASF nothing more than a refund of $22.5 million, which it has paid. On August 13, 2007, a jury returned a verdict in favor of BASF in the amount of approximately $170 million (inclusive of the $22.5 million refund). On October 3, 2007, the judge in the state court case determined that prejudgment interest on the verdict amounted to $36 million and issued a final judgment. Lyondell Chemical appealed the judgment and has posted an appeal bond, which is collateralized by a $200 million letter of credit.

On April 21, 2010, oral arguments in the appeal were held before the Appellate Division and in December 2010, the judgment was reversed and the case remanded to state court. We do not expect the ultimate resolution of this matter to have a material adverse effect on our consolidated financial position, liquidity, or results of operations, although it is possible that any such resolution could have a material adverse effect on our results of operation for any period in which a resolution occurs.

On December 20, 2010, one of our subsidiaries received demand letters from affiliates of Access Industries, a more than five percent shareholder of the Company. We conducted an initial investigation of the facts underlying the demand letters and engaged in discussions with Access. We requested that Access withdraw its demands with prejudice and, on January 17, 2011, Access declined to withdraw the demands, with or without prejudice.

Specifically, Access affiliates Nell Limited (“Nell”) and BI S.á.r.l. (“BI”) have demanded that LyondellBasell Industries Holdings B.V., a wholly-owned subsidiary of the Company (“LBIH”), indemnify them and their shareholders, members, affiliates, officers, directors, employees and other related parties for all losses, including attorney’s fees and expenses, arising out of a pending lawsuit styled Edward S. Weisfelner, as Litigation Trustee of the LB Litigation Trust v. Leonard Blavatnik, et al., Adversary Proceeding No. 09-1375 (REG), in the United States Bankruptcy Court, Southern District of New York.

In the Weisfelner lawsuit, the plaintiffs seek to recover damages from numerous parties, including Nell, Access and its affiliates. The damages sought from Nell, Access and its affiliates include, among other things, the return of all amounts earned by them related to their acquisition of shares of Lyondell Chemical Company prior to its acquisition by Basell AF S.C.A. in December 2007, distributions by Basell AF S.C.A. to its shareholders before it acquired Lyondell Chemical Company, and management and transaction fees and expenses. We cannot at this time determine the amount of liability, if any, that may be sought from LBIH by way of indemnity if a judgment is rendered or a settlement is paid in the Weisfelner lawsuit.

Nell and BI have also demanded that LBIH pay $50 million in management fees for the years 2009 and 2010 and that LBIH pay other unspecified amounts relating to advice purportedly given in connection with financing and other strategic transactions.

Nell and BI assert that LBIH’s responsibility for indemnity and the claimed fees and expenses arises out of a management agreement entered into on December 11, 2007, between Nell and Basell AF S.C.A. They assert that LBIH, as a former subsidiary of Basell AF S.C.A., is jointly and severally liable for Basell AF S.C.A.’s obligations under the agreement, notwithstanding that LBIH was not a signatory to the agreement and the liabilities of Basell AF S.C.A., which was a signatory, were discharged in the LyondellBasell bankruptcy proceedings.

We do not believe that the management agreement is in effect or that the Company, LBIH, or any other Company-affiliated entity owes any obligations under the management agreement. We intend to defend vigorously any proceedings, claims or demands that may be asserted.

Environmental Matters

From time to time we and our joint ventures receive notices or inquiries from federal, state or local governmental entities regarding alleged violations of environmental laws and regulations pertaining to, among other things, the disposal, emission and storage of chemical and petroleum substances, including hazardous wastes. Any such alleged violations may become the subject of enforcement actions, settlement negotiations or other legal proceedings and may (individually or in the aggregate) involve monetary sanctions of $100,000 or more (exclusive of interest and costs).

As part of the government settlement in the chapter 11 proceedings, the U.S., on behalf of EPA, was allowed a general unsecured claim of $499,000 against Millennium Specialty Chemicals Inc. and $480,000 against Houston Refining LP. These allowed claims settled the penalty amounts for alleged noncompliance based upon pre-petition activities. In the case of the Houston refinery, the allegations arise from a 2007 EPA Clean Air Act inspection. In the case of Millennium Specialty Chemicals, EPA conducted an inspection in 2008 at the Colonels Island, Georgia facility and questions were raised concerning handling of contaminated wastewater. Final resolution regarding these issues and any post-petition penalties is still subject to further negotiations with the government.

Bankruptcy Cases and Reorganization

Bankruptcy Filing — On January 6, 2009, certain of LyondellBasell AF’s indirect U.S. subsidiaries, including Lyondell Chemical, and its German indirect subsidiary, Germany Holdings, voluntarily filed for protection under Chapter 11 in the Bankruptcy Court. In April and May of 2009, LyondellBasell AF and certain other subsidiaries filed voluntary petitions for relief under Chapter 11 in the Bankruptcy Court. The Debtors filed their Bankruptcy Cases in response to a sudden loss of liquidity in the last quarter of 2008.

The Debtors operated their businesses and managed their properties as debtors in possession during the Bankruptcy Cases. In general, this means that the Debtors operated in the ordinary course without Bankruptcy Court intervention. Bankruptcy Court approval was required, however, where the Debtors sought authorization to engage in certain transactions out of the ordinary course of business.

On April 23, 2010, the Bankruptcy Court approved the Plan of Reorganization. The Plan of Reorganization specifies the proposed treatment of each class of claims and interests upon confirmation of the Plan of Reorganization. The Plan of Reorganization will discharge prepetition liabilities against the Debtors to the extent set forth in the Plan of Reorganization and otherwise under applicable law and, upon the consummation of the Plan of Reorganization, permit the Debtors to make distributions to their creditors in accordance with the terms of the Plan of Reorganization.

We emerged from the Bankruptcy Cases on April 30, 2010.

Effect of Plan of Reorganization — As of the Emergence Date, all assets of the Debtors vested in the reorganized Debtors free and clear of all claims, liens, encumbrances, charges, and other interests, except as provided in the Plan of Reorganization or the confirmation order entered on April 23, 2010 (the “Confirmation Order”). Except as otherwise expressly provided in the Plan of Reorganization or in the Confirmation Order, upon the Emergence Date, each holder of a claim or equity interest is deemed to have forever waived, released, and discharged the Debtors and the reorganized Debtors, to the fullest extent permitted by law, of and from any and all claims, equity interests, rights, and liabilities that arose prior to the confirmation date. As of the Emergence Date, all such persons are forever precluded and enjoined from prosecuting or asserting against the Debtors or reorganized Debtors or their respective properties or interests in property any such discharged claim against or equity interest in any Debtor or reorganized Debtor.

Tax Impact of Reorganization — The Debtors realized substantial cancellation of debt, or “COD,” income for U.S. federal income tax purposes as a result of the implementation of the Plan of Reorganization. Because the Debtors were debtors in a bankruptcy case at the time they realized the COD income, they will not be required to include that COD income in their taxable income for U.S. federal income tax purposes. Instead, following the close of their 2010 tax year, the Debtors will be required to reduce or eliminate certain of their U.S. federal income tax attributes, including net operating losses, tax credits and tax basis in certain assets. As a result, we expect that the Debtors’ tax basis in their assets will be significantly reduced, and we do not expect the Debtors to retain any net operating loss carryforwards to their tax year beginning January 1, 2011.

The implementation of our Plan of Reorganization also triggered an “ownership change” with respect to the stock of the Debtors for U.S. federal income tax purposes. As a result of this ownership change, certain of the Debtors’ pre-Emergence Date tax attributes that are not eliminated by attribute reduction will be subject to certain limitations as to their future use under Sections 382 and 383 of the U.S. Tax Code.

As a result of these reductions and limitations of our U.S. federal income tax attributes, we expect our cash tax liabilities for our tax years following 2010 to be significantly higher than our cash tax liabilities for 2009 and 2010.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Our unaudited pro forma condensed combined income statements are presented for the nine months ended September 30, 2010 and the year ended December 31, 2009. As used herein, Predecessor refers to LyondellBasell AF, together with its consolidated subsidiaries, and Successor refers to LyondellBasell N.V., together with its consolidated subsidiaries. We prepared the following unaudited pro forma condensed combined financial information by applying adjustments to our historical unaudited consolidated income statement of the Successor for the nine months ended September 30, 2010 and to the predecessor’s historical audited income statement for the year ended December 31, 2009. The unaudited pro forma financial information gives effect to our emergence from the Bankruptcy Cases as if we had emerged from bankruptcy on January 1, 2010 or 2009. The unaudited pro forma condensed combined financial information should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our unaudited consolidated financial statements as of and for the nine months ended September 30, 2010 and the Predecessor’s audited Consolidated Financial Statements and the related notes thereto for the year ended December 31, 2009, which are included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information is presented for informational purposes only. The unaudited pro forma condensed combined financial information is not necessarily indicative of what our results of operations would have been if we had actually emerged from bankruptcy on January 1, 2010 or 2009 and is not necessarily indicative of our future results of operations.

We adopted the last-in, first-out (“LIFO”) method of accounting for inventory upon implementation of fresh-start accounting. Prior to the emergence from bankruptcy, the Predecessor used both the first-in, first-out (“FIFO”) and LIFO methods of accounting to determine inventory cost. We have not included a pro forma adjustment to inventory for the predecessor periods as determining the impact of the adoption of the LIFO method of accounting is not practicable. The following unaudited pro forma condensed combined financial information adjusts historical information for the effects of our reorganization and adoption of fresh start accounting, which reflects our exit financing and the revaluation of our assets and liabilities to fair value.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

					Successor
	Successor	Predecessor			Pro Forma
	May 1	January 1			Combined for the
	through	through			Nine Months Ended
	September 30,	April 30,	Pro Forma		September 30,
Millions of dollars	2010	2010	Adjustments		2010

Sales and other operating revenues	$17,074	$13,467	$—		$30,541
Operating costs and expenses:
Cost of sales	15,273	12,414	(322	) (a)	27,365
Other operating costs and expenses	391	363	(15	) (b)	739

	15,664	12,777	(337)		28,104

Operating income	1,410	690	337		2,437
Interest expense	(314)	(713)	472	(c)	(555)
Interest income	8	5	—		13
Other expense, net	(43)	(265)	—		(308)

Income (loss) before equity investments, reorganization items and income tax	1,061	(283)	809		1,587
Income from equity investments	56	84	(14	) (d)	126
Reorganization items	(21)	8,010	(8,010	) (e)	(21)

Income before income taxes	1,096	7,811	(7,215)		1,692
Provision for (benefit from) income taxes	282	(693)	814	(f)	403

Net income	814	8,504	(8,029)		1,289
Less: net loss attributable to non-controlling interests	2	60	—		62

Net income attributable to the Company	$816	$8,564	$(8,029)		$1,351

Earnings per share:
Net income :
Basic	$1.45

Diluted	$1.45

Pro forma earnings per share:
Net income:
Basic		$15.19			$2.40
Diluted		$15.14			$2.39

See Notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

				Successor
				Pro Forma
	Predecessor			Combined
	For the			For the
	Year Ended			Year Ended
	December 31,	Pro Forma		December 31,
Millions of dollars	2009	Adjustments		2009

Sales and other operating revenues	$30,828	$—		$30,828
Operating costs and expenses:
Cost of sales	29,516	(1,046	) (a)	28,470
Other operating costs and expenses	995	25	(b)	1,020

	30,511	(1,021)		29,490

Operating income	317	1,021		1,338
Interest expense	(1,795)	1,038	(c)	(757)
Interest income	18	—		18
Other income, net	325	—		325

Income (loss) before equity investments, reorganization items and income tax	(1,135)	2,059		924
Income (loss) from equity investments	(181)	185	(d)	4
Reorganization items	(2,961)	2,961	(e)	—

Income (loss) before income taxes	(4,277)	5,205		928
Provision for (benefit from) income taxes	(1,411)	1,822	(f)	411

Net income (loss)	(2,866)	3,383		517
Less: net loss attributable to non-controlling interests	1	—		1

Net income (loss) attributable to the Company	$(2,865)	$3,383		$518

Pro forma earnings per share:
Net income (loss):
Basic	$(5.08)			$0.92
Diluted	$(5.08)			$0.92

See Notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED STATEMENTS OF INCOME

(a)	To reduce cost of sales:

	Successor
	Four Months	Predecessor
	Ended	Year Ended
	April 30,	December 31,
Millions of dollars	2010	2009

Property, plant and equipment:
Manufacturing facilities and equipment — new fresh-start basis	$6,999	$6,999
Estimated remaining useful life (years)	÷ 11.5	÷ 11.5

Pro forma annual depreciation expense		608

Pro forma four months depreciation expense	203
Less: Actual depreciation expense	518	1,572

Pro forma reduction to depreciation expense	$(315)	$(964)

Intangible Assets:
Various contracts subject to amortization	$565	$565
Emission allowances and others	731	731

	1,296	1,296
Estimated remaining useful life (years, approximate)	÷ 11	÷ 11

Pro forma annual depreciation expense		120

Pro forma four months amortization expense	40
Less: Actual amortization expense	47	202

Pro forma reduction to amortization expense	$(7)	$(82)

Pro forma depreciation expense adjustment	$(315)	$(964)
Pro forma amortization expense adjustment	(7)	(82)

Total	$(322)	$(1,046)

(b)	Certain stock options and restricted stock were awarded and issued based on our emergence from bankruptcy. The $25 million adjustment to increase selling, general and administrative expense in 2009 reflects the expense as if these stock options and restricted stock had been granted on January 1, 2009.

We made a $15 million adjustment to decrease SG&A expense for the four months ended April 30, 2010. The adjustment, which is related to stock options and restricted stock awarded and issued on May 14, 2009 contingent on our emergence from bankruptcy, reverses the amount of expense related to the service period already incurred that was recorded upon emergence from bankruptcy.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED STATEMENTS OF INCOME

(c)	To reflect interest expense and amortization of debt issuance costs on new debt, and the elimination of interest expense and amortization of debt issuance costs on old debt.

	Successor	Predecessor
	Four Months	Year
	Ended	Ended
	April 30,	December 31,
Millions of dollars	2010	2009

New Debt:
New Senior Credit Facility:
Senior Term Loan Facility due 2016, USD tranche	$(9)	$(28)
Senior Notes due 2017, USD tranche	(60)	(180)
Senior Notes due 2017, Euro tranche	(13)	(40)
New Third Lien Notes	(119)	(356)
Amortization of deferred financing costs on new debt	(11)	(35)
New Receivables Securitization Program, 2.2%	(13)	(50)

	(225)	(689)
Pre-Emergence Debt:
Guaranteed Notes, due 2027, 8.10%	(8)	(24)
Other	(8)	(44)

	(16)	(68)
Eliminated Debt:
Interest expense on old, settled debt	406	1,288
Amortization of deferred financing costs on old debt	307	507

	713	1,795

Reduction of interest expense	$472	$1,038

A 0.125% increase or decrease in the effective interest rate would increase or decrease the pro forma interest expense approximately $1 million for the nine months ended September 30, 2010 and the year ended December 31, 2009.

(d)	To reflect amortization of $14 million and $43 million, respectively, for the four months ended April 30, 2010 and the year ended December 31, 2009, for the difference between the carrying value of our investment in joint ventures and our share of the underlying equity in the joint ventures’ net assets. In addition, a charge of $228 million for impairment of the carrying value of the Predecessor’s investments in certain joint ventures was reversed because our basis in the investments using fresh-start accounting would not have resulted in an impairment.

(e)	To eliminate reorganization items of $8,010 million and $2,961 million, respectively, incurred in the four months ended April 30, 2010 and the year ended December 31, 2009.

(f)	To record income tax expense on the pro forma adjustments at the theoretical income tax at the U.S. statutory rate of 35%, adjusted for nontaxable income related to the gain on discharge of debt and other reorganization related items.

SELECTED FINANCIAL DATA

The following selected financial data of LyondellBasell AF should be read in conjunction with the audited Consolidated Financial Statements and the related notes for the year ended December 31, 2009 included elsewhere in this prospectus and “— Management’s Discussion and Analysis of Financial Condition and Results of Operations” below. The selected financial data of LyondellBasell N.V. as of and for the five months ended September 30, 2010 and the Predecessor as of and for the four months ended April 30, 2010 and the nine months ended September 30, 2009 were derived from the unaudited consolidated financial statements of LyondellBasell N.V. and LyondellBasell AF included elsewhere in this prospectus. Those financial statements were prepared from the books and records of LyondellBasell AF for periods prior to April 30, 2010 and of LyondellBasell N.V. after that date. As discussed elsewhere in this prospectus, as a result of LyondellBasell AF’s emergence from bankruptcy on April 30, 2010, LyondellBasell N.V. became the successor parent holding company of the subsidiaries of LyondellBasell AF and the reporting entity. Financial information is reported for LyondellBasell N.V., the successor, on a basis different from financial information of the predecessor, LyondellBasell AF, as a result of the application of fresh-start accounting. In the opinion of management, the unaudited consolidated financial statements include all adjustments necessary for a fair presentation of the financial information contained in those statements. The application of fresh-start accounting results in the Successor period not being comparable to the Predecessor period. Additionally, the historical results presented are not necessarily indicative of financial results to be achieved in future periods, and the results for any periods within the year are not necessarily indicative of results to be expected for the full year.

						Predecessor
					Successor		For the
	Predecessor				May 1-	January 1-	Nine Months Ended
	Year Ended December 31,				September 30,	April 30,	September 30,
(In millions of dollars)	2009	2008	2007(a)	2006	2010	2010	2009
Results of Operations Data:
Sales and other operating revenues	$30,828	$50,706	$17,120	$13,175	$17,074	$13,467	$22,011
Interest expense	(1,795)	(2,476)	(353)	(332)	(314)	(713)	1,379
Income (loss) from equity investments(b)	(181)	38	162	130	56	84	(166)
Income (loss) from continuing operations(c)	(2,866)	(7,336)	661	396	814	8,504	(2,021)
Basic earnings per share					1.45
Diluted earnings per share					1.45
Unaudited pro forma basic earnings (loss) per share	(5.08)	(12.98)	1.17	0.70		15.19	(3.58)
Unaudited pro forma diluted earnings (loss) per share	(5.08)	(12.98)	1.17	0.70		15.14	(3.58)
Balance Sheet Data:
Total assets	27,761	28,651	39,728	9,549	26,030	27,958	27,643
Short-term debt	6,182	774	2,415	779	518	6,842	5,912
Long-term debt(d)	802	23,195	22,000	3,364	6,807	789	307
Cash and cash equivalents	558	858	560	830	4,832	817	619
Accounts receivable	3,287	2,585	4,165	2,041	3,800	3,771	3,374
Inventories	3,277	3,314	5,178	1,339	4,412	3,552	2,984
Working capital	4,436	3,237	5,019	1,900	5,650	4,972	4,578
Liabilities subject to compromise	22,494	—	—	—	—	21,945	21,636

						Predecessor
					Successor		For the
	Predecessor				May 1-	January 1-	Nine Months Ended
	Year Ended December 31,				September 30,	April 30,	September 30,
(In millions of dollars)	2009	2008	2007(a)	2006	2010	2010	2009
Cash Flow Data:
Cash provided by (used in):
Operating activities	(787)	1,090	1,180	1,034	2,229	(936)	(699)
Investing activities	(611)	(1,884)	(11,899)	(535)	(266)	(213)	(406)
Expenditures for property, plant and equipment	(779)	(1,000)	(411)	(263)	(266)	(226)	(498)
Financing activities	1,101	1,083	10,416	(190)	45	3,315	866

(a)	Results of operations and cash flow data reflect the acquisition of Lyondell Chemical from December 21, 2007. Balance sheet data include Lyondell Chemical balances as of December 31, 2007. Results of operations and cash flow data for the year ended December 31, 2006 do not reflect Lyondell Chemical, and balance sheet data as of December 31, 2006 does not reflect Lyondell Chemical.

(b)	Loss from equity investments for the year ended December 31, 2009 includes pre-tax charges of $228 million for impairment of the carrying value of our investments in certain joint ventures.

(c)	Loss from continuing operations for the year ended December 31, 2009 included after-tax charges of $1,925 million related to reorganization items and $11 million for impairments of goodwill and other assets and $228 million for the impairment of the carrying value of our investments in certain joint ventures, partially offset by $78 million of involuntary conversion gains related to insurance proceeds for damages sustained in 2005 at a polymers plant in Münchsmünster, Germany. Loss from continuing operations for the year ended December 31, 2008 included after-tax charges of $4,982 million related to the impairment of goodwill, $816 million to adjust the value of inventory to market value and $146 million, primarily for impairment of the carrying value of the Berre Refinery, all of which were partially offset by $51 million of involuntary conversion gains related to insurance proceeds for damages sustained at the Münchsmünster polymers plant. Income from continuing operations for the year ended December 31, 2007 included after-tax benefits of $130 million from the $200 million break-up fee related to a proposed merger with the Huntsman group, partially offset by after tax-charges of $95 million related to the in-process research and development acquired in the acquisition of Lyondell Chemical, and $13 million related to asset impairments of the carrying value of a plant in Canada and capitalized engineering costs for a new polymers plant in Germany. Income from continuing operations for the year ended December 31, 2006 included after-tax asset impairment charges of $27 million primarily for goodwill related to a 2005 acquisition of an ethylene business in France. After-tax amounts included herein have been tax effected using the U.S. statutory rate of 35%. Income from continuing operations for the five months ended September 30, 2010 and the four months ended April 30, 2010, respectively, included an after-tax charge of $14 million and after-tax income of $8,537 million related to reorganization items. Loss from continuing operations for the nine months ended September 30, 2009 also included an after-tax charge related to reorganization items of $1,300 million.

(d)	Includes current maturities of long-term debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the information contained in the audited Consolidated Financial Statements for the year ended December 31, 2009 and the related notes thereto and the unaudited Consolidated Financial Statements for the three and nine months ended September 30, 2010 and 2009 and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, and actual results could differ materially from those discussed in the forward-looking statements as a result of numerous factors.

In reviewing the following discussion and analysis, in addition to the discussion under “— Emergence from Chapter 11 Proceedings,” below, certain points concerning the historical and future results of operations of LyondellBasell AF and LyondellBasell N.V. should be considered:

•	LyondellBasell AF acquired Lyondell Chemical on December 20, 2007. Operating results prior to such date in 2007 do not include the results of Lyondell Chemical. Some significant changes in operating results are due to the effects of the acquisition of Lyondell Chemical, rather than changes in the business performance of LyondellBasell AF’s predecessor, Basell. As a result, the financial information for 2008 is generally not comparable to 2007. Moreover, on January 6, 2009, April 24, 2009 and May 8, 2009, the Debtors filed voluntary petitions for relief under Chapter 11. The effects of operating the businesses of the Debtors as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court likely affected operations in ways that would make 2009 more difficult to compare with 2008.

•	As a result of its restructuring, LyondellBasell AF reassessed segment reporting based on its management structure. Based on this analysis, LyondellBasell AF concluded that management is focused, and therefore reports results of operations of, the Refining and Oxyfuels segment; the O&P — Americas segment; the O&P — EAI segment; the I&D segment; and the Technology segment. See “— Segment Analysis” below for a description of our reportable segments.

•	In addition to comparisons of operating results with the same period in the prior year, certain “trailing quarter” comparisons of second quarter 2010 operating results to third quarter 2010 operating results have been included. The businesses in which we operate are highly cyclical and experience some seasonality. We believe trailing quarter comparisons may offer important insight into current business direction.

•	After tax amounts referred to in the discussion herein are tax effected using the U.S. statutory rate of 35%.

Emergence from Chapter 11 Proceedings

On January 6, 2009, certain of LyondellBasell AF’s U.S. subsidiaries and one of its European holding companies, Basell Germany Holdings GmbH (“Germany Holdings”), filed voluntary petitions for relief under Chapter 11 in the Bankruptcy Court. In addition, voluntary petitions for relief under Chapter 11 were filed by LyondellBasell AF and its general partner, LyondellBasell AF GP S.à r.l. on April 24, 2009 and by thirteen additional U.S. subsidiaries on May 8, 2009. All 94 of these Bankruptcy Cases were jointly administered under the caption “In re Lyondell Chemical Company, et al,” and the Debtors operated their businesses and managed their properties as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the U.S. Bankruptcy Code and orders of the Bankruptcy Court.

On April 23, 2010, the Bankruptcy Court confirmed LyondellBasell AF’s Plan of Reorganization and the Debtors emerged from chapter 11 protection on April 30, 2010 (the “Emergence Date”). As a result of our emergence from chapter 11 proceedings, certain prepetition liabilities against the Debtors were discharged to the extent set forth in the Plan of Reorganization and otherwise applicable law and the Debtors made distributions to their creditors in accordance with the terms of the Plan of Reorganization.

Plan of Reorganization — LyondellBasell N.V. became the successor parent holding company for the subsidiaries of LyondellBasell AF after completion of the Bankruptcy Cases. LyondellBasell AF, which was the predecessor parent holding company, is no longer part of the consolidated LyondellBasell group subsequent to the Emergence Date.

Under the Plan of Reorganization, the organizational structure of the Company in North America was simplified by the removal of 90 legal entities. The ultimate ownership of 49 of these entities (identified as Schedule III Debtors in the Plan of Reorganization) were transferred to a new owner, the Millennium Custodial Trust, a trust established for the benefit of certain creditors, and these entities are no longer part of LyondellBasell N.V. In addition, certain real properties owned by the Debtors, including the Schedule III Debtors, were transferred to the Environmental Custodial Trust, which now owns and is responsible for these properties. Any associated liabilities of the entities transferred to and owned by the Millennium Custodial Trust are the responsibility of those entities and claims regarding those entities will be resolved solely using their assets and the assets of the trust. In total, $250 million of cash was used to fund the two trusts, including approximately $80 million for the Millennium Custodial Trust and approximately $170 million for the Environmental Custodial Trust and to make certain direct payments to the Environmental Protection Agency and certain state environmental agencies.

Pursuant to the Plan of Reorganization, administrative and priority claims, as well as the new money debtor-in-possession (“DIP”) financing were repaid in full. The lenders of the DIP loans representing a dollar-for-dollar roll-up, or conversion, of previously outstanding senior secured loans (“Roll-up Notes”) received new notes in the same principal amount as the DIP Roll-up Notes. Holders of senior secured claims received Class A shares of LyondellBasell N.V. in exchange for their claims. Pursuant to the Amended Lender Litigation Settlement approved by the Bankruptcy Court on March 11, 2010, allowed general unsecured claims received a combination of cash and Class A shares of LyondellBasell N.V.

See “— Liquidity and Capital Resources” below for a discussion of the emergence financing.

Tax Impact of Reorganization — Under the Plan of Reorganization, the Company’s pre-petition debt securities, revolving credit facility and other obligations were extinguished. Absent an exception, a debtor recognizes cancellation of indebtedness income (“CODI”) upon discharge of its outstanding indebtedness for an amount of consideration that is less than its adjusted issue price. The Internal Revenue Code of 1986, as amended (“IRC”), provides that a debtor in a bankruptcy case may exclude CODI from income but must reduce certain of its tax attributes by the amount of any CODI realized as a result of the consummation of a plan of reorganization. The amount of CODI realized by a taxpayer is the adjusted issue price of any indebtedness discharged less the sum of (i) the amount of cash paid, (ii) the issue price of any new indebtedness issued and (iii) the fair market value of any other consideration, including equity, issued. As a result of the market value of the Company’s equity upon emergence from Chapter 11 bankruptcy proceedings, the estimated amount of CODI exceeded the estimated amount of its tax attributes by approximately $6,800 million. These estimates are subject to revision, as the actual reduction in tax attributes does not occur until the first day of the subsequent tax year; or January 1, 2011.

As a result of attribute reduction, the Company does not expect to retain any U.S. net operating loss carryforwards, alternative minimum tax credits or capital loss carryforwards. In addition, we expect that most, if not all, of our tax basis in depreciable assets will be eliminated. Accordingly, it is expected that our liability for U.S. income taxes in future periods will reflect these adjustments and our estimated cash tax liabilities for the years following 2010 will be significantly higher than in 2009 or 2010.

IRC Sections 382 and 383 provide an annual limitation with respect to the ability of a corporation to utilize its tax attributes, as well as certain built-in-losses, against future U.S. taxable income in the event of a change in ownership. The Company’s emergence from bankruptcy is considered a change in ownership for purposes of IRC Section 382. The limitation under the IRC is based on the value of the corporation as of the emergence date. The Company does not expect that the application of these limitations will have a material affect upon its U.S. federal income tax liabilities after 2010. Germany has similar provisions that preclude the use of certain tax attributes generated prior to a change of control. As of the Emergence Date, the Company had tax benefits associated with excess interest expense carryforwards in the amount of $16 million that were eliminated as a result of the emergence. The reversal of tax benefits associated with the loss of these carryforwards is reflected in the Predecessor period.

The Company’s current and future provisions for income taxes is significantly impacted by the initial recognition of, and changes in, valuation allowances in certain countries and are dependent upon future earnings and earnings sustainability in those jurisdictions. Consequently, the Company’s effective tax rate of 7.5% in the Successor period may not be indicative of its future effective tax rate.

Financial Information — Following the completion of the Bankruptcy Cases, LyondellBasell AF’s equity interests in its indirect subsidiaries terminated and LyondellBasell N.V., the successor holding company, now owns and operates, directly and indirectly, substantially the same business owned and operated by LyondellBasell AF prior to emergence from bankruptcy. For accounting purposes, the operations of LyondellBasell AF, the Predecessor Company, are deemed to have ceased on April 30, 2010 and LyondellBasell N.V., the Successor Company, is deemed to have begun operations on that date. Effective May 1, 2010, LyondellBasell N.V. adopted fresh-start accounting. References in the following discussions to the “Company” for periods prior to April 30, 2010, the Emergence Date, are to the Predecessor Company and, for periods after the Emergence Date, to the Successor Company.

The accompanying consolidated financial statements present separately the period prior to April 30, 2010 and the period after the Debtors’ emergence from bankruptcy to recognize the application of fresh-start accounting. Management believes that combining the Successor and Predecessor periods for the second quarter and first nine months of 2010, which is a non-GAAP presentation, provides a more meaningful comparison of the 2010 and 2009 results of operations and cash flows when considered with the effects of fresh-start accounting described below. The effects of fresh-start accounting are specifically addressed throughout the discussion of the Company’s operating results. References in the following discussion to the second quarter and first nine months of 2010 are to the combined Successor and Predecessor periods unless otherwise described as Successor or Predecessor.

The primary impacts of the Company’s reorganization pursuant to the Plan of Reorganization and the adoption of fresh-start accounting on the Company’s results of operations is as follows:

Inventory  — LyondellBasell N.V. adopted the last-in, first-out (“LIFO”) method of accounting for inventory upon implementation of fresh-start accounting. Prior to the emergence from bankruptcy, LyondellBasell AF used both the first-in, first-out (“FIFO”) and LIFO methods of accounting to determine inventory cost. The LIFO method was used for certain U.S. inventories to maintain consistency with LyondellBasell AF’s U.S. federal income tax treatment of those inventories. Operating results on these bases are discussed in “Results of Operations,” which is supplemented by a discussion of segment operating results under “— Segment Analysis.” For purposes of evaluating segment results, management reviewed operating results for LyondellBasell AF determined using current cost, which approximates results using the LIFO method of accounting for inventory. Subsequent to the Emergence Date, operating results for LyondellBasell N.V. are reviewed using the LIFO method of accounting for inventory. While determining the impact of the adoption of LIFO on predecessor periods is not practicable, the Company believes that the current cost method used by the Predecessor for segment reporting is similar to LIFO and the current cost method would have resulted in a decrease of cost of sales of $64 million for the nine months ended September 30, 2009.

In addition, on April 30, 2010, pursuant to Accounting Standards Codification (“ASC”) Topic 852, Reorganizations, the Company recorded its inventory, which is primarily crude-oil derived, at fair value. The increase in inventory of $1,297 million was primarily in the U.S. and was largely driven by the price of crude oil. The per barrel benchmark price of WTI crude oil at April 30, 2010 had increased to $86.15. By June 30, 2010, the per barrel benchmark price of WTI crude oil had declined to $75.63, contributing to the $333 million lower of cost or market adjustment primarily to the Company’s raw materials and finished goods inventory and associated increase in cost of sales for the period from May 1 through June 30, 2010. In the third quarter 2010, as a result of lower market prices for certain of the Company’s finished goods inventory, the Company recorded a non-cash charge of $32 million to adjust the value to the lower of cost or market.

Depreciation and amortization expense — Depreciation and amortization expense is lower in the Successor period as a result of the Company’s revaluation of assets for fresh-start accounting. For additional information on the revaluation of assets, see Note 4 to the unaudited Consolidated Financial Statements of LyondellBasell N.V. for the quarter ended September 30, 2010. Depreciation and amortization as reported for all periods presented is as follows:

	Successor	Predecessor	Successor	Predecessor
	Three	Three			Nine
	Months	Months	May 1	January 1	Months
	Ended	Ended	through	through	Ended
	September 30,	September 30,	September 30,	April 30,	September 30,
Millions of dollars	2010	2009	2010	2010	2009
Cost of sales:
Depreciation	$163	$339	$255	$464	$1,060
Amortization	47	97	80	75	257
Research and development expenses:
Depreciation	4	4	7	8	13
Selling, general and administrative expenses:
Depreciation	8	3	9	18	8

	$222	$443	$351	$565	$1,338

Interest expense — Lower interest expense in the Successor period was largely driven by the discharge of debt, upon which interest was accruing during the bankruptcy, through the Company’s reorganization on April 30, 2010 pursuant to the Plan of Reorganization, partially offset by interest expense on the new debt incurred as part of the emergence from bankruptcy.

	Successor	Predecessor	Successor	Predecessor
	Three	Three			Nine
	Months	Months	May 1	January 1	Months
	Ended	Ended	through	through	Ended
	September 30,	September 30,	September 30,	April 30,	September 30,
Millions of dollars	2010	2009	2010	2010	2009
Interest expense	$(182)	$(445)	$(314)	$(713)	$(1,379)

Overview of Results of Operations

Three and Nine Months Ended September 30, 2010 versus Three and Nine Months Ended September 30, 2009

Global market conditions in the third quarter and first nine months of 2010 continued to improve from the weak conditions experienced in 2009. Industry operating rates and average sales prices generally improved for the third quarter and first nine months of 2010, as compared to the same 2009 periods.

The pace of improvement the global economy experienced in the first and second quarters of 2010 slowed somewhat in the third quarter 2010. However, demand in the durable goods sector, including the automotive markets, continued to be higher over the comparable periods in 2009. As a result, demand and operating rates in the third quarter and first nine months of 2010 were higher, compared to the same periods in 2009, which were characterized by weaker demand and generally lower operating rates. In addition, certain of our business segments benefited from planned and unplanned competitor operating disruptions, particularly during the second quarter 2010.

Excluding the impacts of fresh-start accounting discussed above in “Emergence from Chapter 11 Proceedings,” operating results in the third quarter and first nine months of 2010 generally reflected higher product margins and higher sales volumes, compared to the third quarter and first nine months of 2009. Reliable operations and the effect of industry supply disruptions resulted in significantly higher margins and higher sales volumes in the O&P-Americas business segment. Higher operating results in the O&P — EAI and the I&D business segments were primarily a reflection of increased sales volumes and higher product margins due to improvement in the durable goods markets, especially the automotive market. The Refining and Oxyfuels business segment results were higher in the third quarter and first nine months of 2010 primarily due to higher refining margins, while lower licensing revenue in the Technology business translated into lower results for the first nine months of 2010.

Year ended December 31, 2009 versus Year Ended December 31, 2008

Although global market conditions improved in 2009 compared to late 2008, market conditions for the full year 2009 were significantly weaker than in the prior year. Demand was particularly weak in durable goods market sectors, including housing and automotive markets. Similarly, while industry operating rates and sales volumes improved during the course of 2009 compared to the levels experienced in late 2008, for the full year 2009 they were below the levels experienced for the full year 2008, despite the significant decline in business activity late in 2008.

Refining margins were significantly lower in 2009 compared to 2008 as a result of weak demand for distillates, such as diesel and heating oil. Heavy crude oil refining margins were also negatively affected by a contraction in the differential between the price of light and heavy crude oil. After peaking at a record-setting level in mid-2008, prices for crude oil and NGLs on average were significantly lower in 2009. In 2009, chemical product margins also generally declined because of the weaker pricing environment and lower average sales prices. An exception was the U.S. PE market, which experienced strong export demand and higher product margins during the latter half of 2009.

LyondellBasell AF’s underlying operating results in 2009, compared to 2008, primarily reflected the negative effects of significantly lower product margins and sales volumes. These were partly offset by the benefits of lower fixed costs, strong margins for LyondellBasell AF’s propylene oxide and advanced polyolefin products and higher U.S. PE margins. A substantial portion of the lower product margins was due to refining operations, while the lower sales volumes were concentrated in the base chemicals and polymers products and reflected the weakness in demand. The lower fixed costs resulted from LyondellBasell AF’s aggressive cost reduction program.

Net income in 2009 also reflected charges related to LyondellBasell AF’s planned reorganization under Chapter 11, including professional fees, write-offs of plant asset values, contract rejection claims, employee severance costs and other costs associated with the Chapter 11 proceedings and plant closures. For a detailed description of reorganization charges, see “— Results of Operations” below.

Net income in 2008 included charges for asset impairments, reflecting declines in the value of inventory, goodwill and other intangible assets, as markets weakened and product sales prices and margins declined significantly at the end of 2008.

Year ended December 31, 2008 versus Year Ended December 31, 2007

Compared to 2007, the 2008 business environment for refiners and manufacturers of chemicals and polymers was marked by significant volatility in crude oil and raw material prices and, in the latter part of the year, a rapid deterioration in the global economy. During 2007, benchmark crude oil prices steadily rose to then-record levels in December 2007. During 2008, these benchmark crude oil prices continued to increase through June 2008, rising nearly 50%. Benchmark heavy crude refining margins benefited from strong demand for diesel fuel and the cost differential between light crude oil and heavy crude oil, while margins for fuels products, such as MTBE and ETBE, benefited from high gasoline prices. However, the significant escalation of crude oil and raw material prices put downward pressure on chemical and polymer product margins and upward pressure on working capital requirements.

The second half of 2008 was pivotal, marked by a number of significant events, including a fourth quarter contraction of the U.S. and Western European economies of 6.3% and 5.9%, respectively; a 70% decrease in crude oil prices; two U.S. Gulf Coast hurricanes; an extended maintenance turnaround at the Houston Refinery that was prolonged by a crane incident; and a crisis in the global financial markets. Demand in markets for

LyondellBasell AF’s products was significantly lower in the fourth quarter 2008 as customers reduced inventories. At the same time, the rapid decline in crude oil and raw material prices negatively impacted inventory carrying values.

LyondellBasell AF had an operating loss in 2008 compared to a profit in 2007, despite the acquisition of Lyondell Chemical and the addition of fuels products to its product portfolio. The 2008 operating loss was primarily due to asset impairment losses, reflecting declines in the value of inventory, goodwill and other intangible assets as well as the significant decline in market conditions that led to substantial erosion of product profit margins, lower sales volumes and plant operating rates.

LyondellBasell AF’s operating loss in 2008 was also adversely affected by lost production at its Houston Refinery attributable to a major planned maintenance turnaround; a fluid catalytic cracker (“FCC”) unit upgrade and catalyst changes; unplanned maintenance on the Houston Refinery’s FCC unit; an incident involving a contractor company’s crane at the Houston Refinery in July 2008, which in turn lead to a re-scoping and time extension of the major maintenance turnaround; and finally, an approximately two- to three-week period in September 2008 when substantially all of LyondellBasell AF’s U.S. Gulf Coast operations were temporarily off-line as a result of Hurricane Ike.

References to industry benchmark prices or costs, including the weighted average cost of ethylene production, are generally to industry prices and costs reported by Chemical Marketing Associates, Incorporated (“CMAI”), except that references to industry benchmarks for refining and oxyfuels market margins are to industry prices reported by Platts, a reporting service of The McGraw-Hill Companies and crude oil and natural gas benchmark price references are to Bloomberg.

Results of Operations

Three and Nine Months Ended September 30, 2010 versus Three and Nine Months Ended September 30, 2009

Our results of operations for the three months ended September 30, 2010 and 2009 discussed in these “Results of Operations” are presented in the table below.

	Successor	Predecessor
	Three Months	Three Months
	Ended	Ended
	September 30,	September 30,
Millions of dollars	2010	2009
Sales and other operating revenues	$10,302	$8,612
Cost of sales	9,075	7,956
Selling, general and administrative expenses	204	199
Research and development expenses	35	38

Operating income	988	419
Interest expense	(182)	(445)
Interest income	(4)	4
Other income (expense), net	(97)	135
Income (loss) from equity investments	29	(168)
Reorganization items	(13)	(928)
Provision for (benefit from) income taxes	254	(332)

Net income (loss)	$467	$(651)

Our results of operations for the nine months ended September 30, 2010 and 2009 discussed in these “Results of Operations” are presented in the table below. References to the nine months ended September 30, 2010 in the discussion are to the combined Successor and Predecessor periods unless otherwise indicated.

	Successor	Predecessor
	May 1	January 1	Nine Months
	through	through	Ended
	September 30,	April 30,	September 30,
Millions of dollars	2010	2010	2009
Sales and other operating revenues	$17,074	$13,467	$22,011
Cost of sales	15,273	12,414	20,906
Selling, general and administrative expenses	333	308	633
Research and development expenses	58	55	105

Operating income (loss)	1,410	690	367
Interest expense	(314)	(713)	(1,379)
Interest income	8	5	15
Other income (expense), net	(43)	(265)	291
Income (loss) from equity investments	56	84	(166)
Reorganization items	(21)	8,010	(2,000)
Provision for (benefit from) income taxes	282	(693)	(851)

Net income (loss)	$814	$8,504	$(2,021)

Segment operating results are reviewed in the “Segment Analysis” below for the Successor period using the LIFO method of accounting for inventory and for the Predecessor periods on a current cost basis.

Revenues — Revenues were $10,302 million in the third quarter 2010 compared to revenues of $8,612 million in the third quarter 2009 and $30,541 million in the first nine months of 2010 compared to $22,011 in the first nine months of 2009. The $1,690 million and $8,530 million increases in the third quarter and first nine months of 2010 compared to the third quarter and first nine months of 2009 were primarily due to higher demand and reflected the effect of higher average product sales prices and higher sales volumes in all but the Refining and Oxyfuels segment.

Cost of Sales — Cost of sales were $9,075 million in the third quarter 2010 compared to $7,956 million in the third quarter 2009 and $27,687 million in the first nine months of 2010 compared to $20,906 million in the first nine months of 2009.

The third quarter 2010 includes a $32 million non-cash charge to adjust the value of finished goods inventory to market value as September 30, 2010. The Successor period for the five-months ended September 30, 2010 also includes a non-cash charge of $333 million to adjust the value of inventory, primarily raw materials and finished goods, at June 30, 2010 to market value, which was lower than the April 30, 2010 value applied during fresh-start accounting as discussed above. Lower depreciation and amortization expense of $226 million and $443 million, respectively, in the third quarter and first nine months of 2010, compared to the third quarter and first nine months of 2009, was primarily the result of the $7,474 million write-down of Property, plant and equipment associated with the revaluation of our assets in fresh-start accounting.

The third quarter and first nine months of 2010 include a $64 million charge as a change in estimate related to a dispute that arose during the third quarter 2010 over environmental liability. The 2010 Predecessor period included a charge of $23 million for plant closure and other costs related to a polypropylene plant in Terni, Italy (see Note 7 to the Consolidated Financial Statements). Remaining increases in cost of sales for the third quarter and first nine months of 2010 were primarily due to increased sales volumes combined with higher raw material and utility costs. The higher raw material costs reflect the effects of higher crude oil in both 2010 periods and higher natural gas liquids-based raw material prices in the first nine months of 2010.

R&D Expense — Research and development expenses were $35 million in the third quarter 2010 compared to $38 million in the third quarter 2009 and $113 million in the first nine months of 2010 compared to $105 million in the first nine months of 2009. The 2009 periods include the effect of a $12 million government subsidy.

Operating Income — Operating income was $988 million in the third quarter 2010 compared to $419 million in the third quarter 2009 and $2,100 million in the first nine months of 2010 compared to $367 million in the first nine months of 2009. The increases of $569 million and $1,733 million in the third quarter and first nine months of 2010, respectively, reflect higher product margins and greater demand due to improved global market conditions in the third quarter and first nine months of 2010 compared to the same 2009 periods when demand, particularly in the early part of the year, was very weak. Results for the third quarter and first nine months of 2010 also benefited from lower depreciation and amortization expense recognized during the Successor periods as a result of the write-down of assets in fresh-start accounting. The increases in results in the third quarter and first nine months of 2010 were partially offset by the charges to adjust inventory in the Successor periods of $32 million and $333 million, respectively, described above in cost of sales and the $64 million charge associated with a change in estimate related to a dispute over environmental indemnity that arose during the third quarter 2010; and in the first nine months of 2010, by the negative effect of lost production and higher costs stemming from the unplanned outage related to the crude unit fire at the Houston refinery during the Successor period in the second quarter of 2010. In the first nine months of 2010, the Predecessor included a charge of $23 million for the Terni, Italy plant discussed in cost of sales. Operating results for each of the business segments are reviewed further in the “Segment Analysis” section below.

Interest Expense — Interest expense was $182 million in the third quarter 2010 compared to $445 million in the third quarter 2009 and $1,027 million compared to $1,379 million in the first nine months of 2010 and 2009, respectively. The lower interest expense reflected in the 2010 periods is primarily due to the discharge of debt in accordance with the Plan of Reorganization upon the Company’s emergence from bankruptcy, upon which interest was accruing during the bankruptcy, partially offset by interest expense on the debt incurred as part of the Company’s emergence from bankruptcy. This net decrease was partially offset by higher interest expense in the Predecessor period included in the first nine months of 2010, primarily related to the DIP financing and a charge of $153 million related to a terminated interest rate swap. Contractual interest expense for the Predecessor periods included in the first nine months of 2010 was $914 million compared to $695 million and $1,998 million for the third quarter and first nine months of 2009, respectively.

Other Income (Expense), net — Other expense, net of $97 million in the third quarter 2010 compared to other income of $135 million in the third quarter 2009. Other expense, net of $308 million in the first nine months of 2010 compared to other income of $291 million in the first nine months of 2009. Other expense, net, in the third quarter and first nine months of 2010 included foreign exchange losses of $20 million and $238 million, respectively, and the negative effect of the fair value adjustment of the warrants to purchase our class A ordinary shares of $76 million and $59 million, respectively. In the third quarter and first nine months of 2009, other income, net, included foreign exchange gains of $90 million and $179 million, respectively. Other income, net, in the first nine months of 2009 also included involuntary conversion gains of $120 million. The conversion gains represented partial settlement of outstanding insurance claims related to damages sustained in 2005 at the polymers plant in Münchsmünster, Germany.

Reorganization Items — We had reorganization items expense of $13 million in the third quarter 2010 and income from reorganization items of $7,989 million in the first nine months of 2010, and reorganization items expense of $928 million and $2,000 million, respectively, in the third quarter and first nine months of 2009. The third quarter 2010 expense is related to professional fees. Income from reorganization items in the first nine months of 2010 included gains totaling $13,617 million related to settlement of liabilities subject to compromise, deconsolidation of entities upon emergence, adjustments related to rejected contracts, and a reduction of environmental remediation liabilities. These gains were partially offset by a charge of $5,656 million related to the changes in net assets resulting from the application of fresh-start accounting and by several one-time emergence costs, including the success and other fees earned by certain professionals upon the Company’s emergence from bankruptcy, damages related to the rejection of executory contracts and plant closure costs. Reorganization items expense in the third quarter and first nine months of 2009 included charges for asset write-offs associated with a lease rejection; contract termination charges and costs related primarily to the shutdown of the Company’s olefins plant at Chocolate Bayou, Texas; and the long-term idling of the ethylene glycol facility in Beaumont, Texas. Also included were severance charges, professional fees, and a charge for the write off of deferred debt issuance costs related to the Senior Notes due 2015.

Income Tax — We recorded a tax provision of $282 million, representing an effective tax rate of 25.7% on pre-tax income of $1,096 million in the five-month Successor period. In the four months ended April 30, 2010, the Predecessor recorded a tax benefit of $693 million, representing an effective tax rate of (8.9)% on pre-tax income of $7,811 million. In the first nine months of 2009 the Company recorded a tax benefit of $851 million, representing an effective tax rate of 29.6% on a pre-tax loss of $2,872 million. The provision for the Successor period differs from the U.S. statutory rate of 35% primarily due to income, or loss, sourced from countries with other than 35% statutory rates and the reduction of valuation allowances against certain of our deferred tax assets related to non-U.S. operating loss carryforwards that were realized during the period. The tax provision for the Predecessor period included in the first four months of 2010 differs from the U.S. statutory rate primarily because a significant portion of the pre-tax gain from the discharge of pre-petition liabilities will not result in future tax liabilities, which was somewhat offset by restructuring charges for which no tax benefit was provided. The tax benefit recorded for the first nine months of 2009 was lower than the statutory rate primarily due to restructuring costs for which no tax benefit was provided, non-deductible impairment charges related to equity investments and income, or loss, sourced from countries with other than 35% statutory rates. The reduced tax benefit was partly offset by the reduction of valuation allowances recorded in prior periods against non-U.S. net operating loss carryforwards, changes in estimates for prior year items, and the recognition of uncertain tax positions.

Net Income (Loss) — Net income, which includes the impact of reorganization and adoption of fresh-start accounting discussed above in “Emergence from Chapter 11 Proceedings,” was $467 million in the third quarter 2010, while the Predecessor had a loss of $651 million in the third quarter 2009. The following table summarizes the major components contributing to net income (loss):

	Successor	Predecessor
	Three Months	Three Months
	Ended	Ended
	September 30,	September 30,
Millions of dollars	2010	2009
Operating income	$988	$419
Interest expense, net	(186)	(441)
Other income (expense), net	(97)	135
Income (loss) from equity investments	29	(168)
Reorganization items	(13)	(928)
Provision for (benefit from) income taxes	254	(332)

Net income (loss)	$467	$(651)

Combined net income, which includes the impact of reorganization and adoption of fresh-start accounting discussed above in “Emergence from Chapter 11 Proceedings,” was $9,318 million in the first nine months of 2010, while the Predecessor had a net loss of $2,021 million in the first nine months of 2009.

	Successor	Predecessor
	May 1	January 1	Nine Months
	through	through	Ended
	September 30,	April 30,	September 30,
Millions of dollars	2010	2010	2009
Operating income (loss)	$1,410	$690	$367
Interest expense, net	(306)	(708)	(1,364)
Other income (expense), net	(43)	(265)	291
Income (loss) from equity investments	56	84	(166)
Reorganization items	(21)	8,010	(2,000)
Provision for (benefit from) income taxes	282	(693)	(851)

Net income (loss)	$814	$8,504	$(2,021)

Year Ended December 31, 2009 versus Year Ended December 31, 2008 and Year Ended December 31, 2008 versus December 31, 2007

Revenues  — LyondellBasell AF had revenues of $30,828 million in 2009 compared to revenues of $50,706 million in 2008 and $17,120 million in 2007. The $19,878 million decrease in 2009 compared to 2008 reflected the effect of significantly lower sales prices and sales volumes due to lower crude oil and natural gas prices and weaker demand. LyondellBasell AF’s revenues increased by $33,801 million, or 67%, in 2008 and $990 million, or 6%, in 2007 solely as a result of LyondellBasell AF’s acquisition of Lyondell Chemical in 2007 and the Berre Refinery in 2008. The remaining $775 million, or 5%, increase in 2008 revenues reflected higher average sales prices partially offset by the effect of lower sales volumes.

Cost of Sales — LyondellBasell AF’s cost of sales were $29,372 million in 2009 compared to $48,780 million in 2008 and $15,196 in 2007. The $19,408 million decrease in 2009 compared to 2008 was primarily due to lower market prices for crude oil, crude oil-based and NGLs raw materials; lower fixed and variable costs; and lower sales volumes and operating rates, reflecting the weak demand. The increases in 2008 and 2007 reflected the acquisitions of Lyondell Chemical and the Berre Refinery, which added $34,313 million and $1,045 million, respectively, to cost of sales. The remaining increase of $316 million, or 2%, in 2008 primarily reflected higher raw material and energy costs compared to 2007.

SG&A Expenses — Selling, general and administrative expenses were $850 million in 2009 compared to $1,197 million in 2008 and $740 million in 2007. The $347 million decrease in 2009 compared to 2008 was primarily the result of LyondellBasell AF’s 2009 cost reduction program and a favorable effect from changes in currency exchange rates. Currency exchange rates had a favorable effect on costs of non-U.S. operations as the U.S. dollar strengthened versus the euro in 2009 compared to 2008. LyondellBasell AF’s SG&A expenses in 2008 included $564 million of expenses related solely to the Lyondell Chemical and the Berre Refinery acquisitions. Excluding SG&A costs of the acquired companies, SG&A decreased by $107 million in 2008 compared to 2007, primarily due to the favorable currency translation effects of a stronger U.S. dollar in 2008.

In-process Research and Development — LyondellBasell AF recognized a $95 million charge for in-process research and development (“IPR&D”) related to the December 20, 2007 acquisition of Lyondell Chemical. For a discussion of IPR&D, see Note 7 to the Consolidated Financial Statements of LyondellBasell AF for the year ended December 31, 2009.

Operating Income — LyondellBasell AF had operating income of $317 million in 2009 compared to an operating loss of $5,928 million in 2008 and operating income of $934 million in 2007. Results in 2009 compared to 2008 reflected the benefits of LyondellBasell AF’s cost reduction program, offset by the unfavorable effects of lower product margins, sales volumes, and currency exchange rates on non-U.S. operating income. Results in 2008 were impacted by charges of $4,982 million and $225 million, respectively, for impairment of goodwill related to the December 20, 2007 acquisition of Lyondell Chemical and the carrying value of the Berre Refinery; and a charge of $1,256 million to adjust LyondellBasell AF’s inventory to market value. The remainder of the decrease in operating income in 2008 was primarily due to lower product margins and the effect of lower sales volumes across all business segments compared to 2007. The declines in product margins and sales volumes in 2008 were attributable to the negative effects of Hurricane Ike and the refinery turnaround as well as to the higher cost of raw materials.

Interest Expense — Interest expense was $1,795 million in 2009 compared to $2,476 million in 2008 and $353 million in 2007. The decrease in interest expense in 2009 was primarily due to various debt instruments becoming subject to compromise as a result of the Chapter 11 filing. LyondellBasell AF’s contractual interest expense was $2,720 million for 2009, $2,476 million for 2008 and $353 million for 2007. The increase in interest expense in 2008 was primarily due to an increase in debt used to fund the acquisition of Lyondell Chemical in December 2007, including the $7,506 million of debt retained by Lyondell Chemical. Interest expense in 2008 also included a $55 million non-cash charge related to the termination of an interest rate swap.

Other Income, net — LyondellBasell AF had other income, net, of $325 million in 2009 compared to $113 million in 2008 and $127 million in 2007. In 2009 and 2008, LyondellBasell AF recognized involuntary conversion gains of $120 million and $79 million, respectively, representing partial insurance settlements of outstanding insurance claims related to damages sustained in 2005 at the polymers plant in Münchsmünster, Germany, and foreign exchange gains of $113 million and $20 million, respectively, as a result of changes in currency exchange rates. Other income, net, in 2009 also included benefits totaling $72 million resulting from indemnifications received from previous plant owner for employee benefit and environmental remediation costs related to plant closures and a $15 million gain related to settlement of a U.K. pension claim. Other income, net, in 2007 included the benefit from a $200 million break-up fee related to the proposed merger with Huntsman, partially offset by a $57 million charge related to a 2005 exit fee from a U.K. pension plan.

Reorganization Items — LyondellBasell AF had reorganization items totaling $2,961 million in 2009, including charges for the write-off of assets associated with a lease rejection; damage claims related to certain executory contracts; the net write-off of unamortized debt issuance costs, premiums and discounts; environmental liabilities; professional fees associated with the Chapter 11 proceedings; shutdown costs related primarily to the shutdown of its olefins plant at Chocolate Bayou, Texas and its EG facility in Beaumont, Texas; as well as employee severance and other costs. For additional information on reorganization items, see Note 4 to the Consolidated Financial Statements of LyondellBasell AF for the year ended December 31, 2009.

Income Tax — LyondellBasell AF’s effective income tax rate for 2009 was 33%, resulting in a tax benefit of $1,411 million on a pretax loss of $4,277 million. The 2009 estimated annual effective income tax rate was lower than the statutory 35% rate primarily due to the effects of non-deductible costs partially related to the voluntary filings of petitions for relief under Chapter 11, and the provision of valuation allowances in jurisdictions where future tax benefits are not expected to be recognized. The negative rate impact was partially offset by the recognition of tax benefits related to a favorable tax ruling in The Netherlands. During 2008, LyondellBasell AF had a tax benefit of $848 million on a pretax loss of $8,184 million. The effective income tax rate of 10.4% in 2008 primarily reflected the effect of goodwill impairment charges, which are not deductible for tax purposes, and the provision of valuation allowances in jurisdictions where future tax benefits are not expected to be realized. The effective income tax rate of 29.7% in 2007 primarily reflected the effect of decreases in statutory and other tax rates in Germany and Italy partly offset by the effect of the purchased IPR&D charge, which was not deductible for tax purposes.

Income (loss) from Continuing Operations — LyondellBasell AF had a loss of $2,866 million in 2009 compared to a loss of $7,336 million in 2008 and income of $661 million in 2007. The following table summarizes the major components contributing to the income (loss) from continuing operations:

	For the Twelve Months Ended
	December 31,
Millions of dollars	2009	2008	2007

Operating income (loss)	$317	$(5,928)	$934
Income (loss) from equity investments	(181)	38	162
Interest expense, net	(1,777)	(2,407)	(283)
Other income, net	325	113	127
Reorganization items	(2,961)	—	—
Provision for (benefit from) income taxes	(1,411)	(848)	279

Income (loss) from continuing operations	$(2,866)	$(7,336)	$661

In 2009, the loss from equity investments for the O&P — EAI segment included charges of $228 million for impairment of the carrying value of LyondellBasell AF’s equity investments in certain joint ventures. See Note 11 to the Consolidated Financial Statements of LyondellBasell AF for the year ended December 31, 2009 for more information on equity investments in joint ventures.

The table below summarizes some of the items of special note with regards to LyondellBasell AF’s income (loss) from continuing operations for the periods shown:

	For the Twelve Months Ended
	December 31,
Millions of dollars	2009	2008	2007

Pretax charges (benefits):
Impairments	$245	$5,207	$20
Reorganization items	2,961	—
Inventory valuation adjustment to market value	127	1,256	—
Huntsman breakage fee	—	—	(200)
Management fees	—	—	100
Purchased IPR&D	—	—	95
Benefit from employee pension and post-retirement plan amendments	—	—	(48)
Merger and acquisition costs	—	—	46
Interest rate swap termination — Structured Financing Transaction	—	55	—
Hurricane costs	5	55	—
Gains related to insurance settlements	(120)	(79)	—
Provisions for uncollectible accounts receivable	18	47	(14)

Total pretax income effect	3,236	6,541	(1)
Tax effect of above items	(1,133)	(546)	34
Decrease in non-U.S. statutory tax rates	—		(117)

Total	$2,103	$5,995	$(84)

Impairments in 2009 include an adjustment related to prior periods which increased LyondellBasell AF’s income from operations and net income for the three-month period ended December 31, 2009, by $65 million. The adjustment related to an overstatement of goodwill impairment in 2008.

Income (Loss) from Discontinued Operations, Net of Tax — LyondellBasell AF had income from discontinued operations of $1 million and $15 million, respectively, in 2009 and 2008 related to the sale of a toluene di-isocyanate business in September 2008.

Segment Analysis

The following tables reflect selected financial information for our reportable segments for the periods indicated. Operating income (loss) is reported on a current cost basis for segment reporting.

	For the Twelve Months Ended
	December 31,
(Millions) Millions of dollars	2009	2008	2007

Sales and other operating revenues:
Refining and Oxyfuels segment	$12,078	$18,362	$478
O&P — Americas segment	8,614	16,412	2,817
O&P — EAI segment	9,401	13,489	13,145
I&D segment	3,778	6,218	429
Technology segment	543	583	497
Other, including intersegment eliminations	(3,586)	(4,358)	(246)

Total	$30,828	$50,706	$17,120

Operating income (loss)(a):
Refining and Oxyfuels segment	$(357)	$(2,378)	$21
O&P — Americas segment	169	(1,355)	61
O&P — EAI segment	(2)	220	934
I&D segment	250	(1,915)	(42)
Technology segment	210	202	152
Other, including intersegment eliminations	18	(134)	(248)
Current cost adjustment	29	(568)	56

Total	$317	$(5,928)	$934

Income (loss) from equity investments:
O&P — Americas segment	$7	$6	$12
O&P — EAI segment	(172)	34	150
I&D segment	(16)	(2)	—

Total	$(181)	$38	$162

(a)	Certain data for the twelve months ended December 31, 2009 and 2008 were revised. See Note 29 to the Consolidated Financial Statements of LyondellBasell AF for the year ended December 31, 2009.

LyondellBasell N.V.’s operations comprise substantially the same businesses owned and operated by LyondellBasell AF prior to the Company’s emergence from bankruptcy. However, for accounting purposes, the operations of LyondellBasell AF are deemed to have ceased on April 30, 2010 and LyondellBasell N.V. is deemed to have begun operations on that date. The results of operations for the Successor are not comparable to the Predecessor due to adjustments made under fresh-start accounting as described in “— Emergence from Chapter 11 Proceedings.” The impact of these items is addressed in the discussion of each segment’s results below.

Operating income (loss) for segment reporting is on a LIFO basis for the Successor and on a current cost basis for the Predecessor.

	Successor	Predecessor	Successor	Predecessor
	Three	Three			Nine
	Months	Months	May 1	January 1	Months
	Ended	Ended	through	through	Ended
	September 30,	September 30,	September 30,	April 30,	September 30,
Millions of dollars	2010	2009	2010	2010	2009
Sales and other operating revenues:
O&P — Americas segment	$3,247	$2,404	$5,251	$4,183	$6,019
O&P — EAI segment	3,247	2,651	5,387	4,105	6,540
I&D segment	1,453	1,051	2,393	1,820	2,622
Refining and Oxyfuels segment	3,867	3,506	6,270	4,748	8,938
Technology segment	157	135	232	145	401
Other, including intersegment eliminations	(1,669)	(1,135)	(2,459)	(1,534)	(2,509)

Total	$10,302	$8,612	$17,074	$13,467	$22,011

Operating income (loss):
O&P — Americas segment	$448	$132	$597	$320	$100
O&P — EAI segment	231	118	345	115	46
I&D segment	207	72	316	157	191
Refining and Oxyfuels segment	83	(33)	97	(99)	(157)
Technology segment	38	31	61	39	148
Other, including intersegment eliminations	(19)	12	(6)	(41)	(25)
Current cost adjustment	—	87	—	199	64

Total	$988	$419	$1,410	$690	$367

Income (loss) from equity investments:
O&P — Americas segment	$6	$4	$9	$5	$4
O&P — EAI segment	20	(169)	45	80	(155)
I&D segment	3	(3)	2	(1)	(15)

Total	$29	$(168)	$56	$84	$(166)

Refining and Oxyfuels Segment

Overview — In its Refining and Oxyfuels segment, LyondellBasell N.V. produces refined petroleum products, including gasoline, ultra low sulfur diesel, jet fuel, lubricants, alkylate, and oxygenated fuels, or oxyfuels, such as methyl tertiary butyl ether (“MTBE”) and ethyl tertiary butyl ether (“ETBE”).

LyondellBasell N.V.’s full-conversion Houston refinery processes heavy, high sulfur Venezuelan crude oil supplied under a contract with PDVSA Petróleo S.A. and purchased on the spot market, as well as other heavy crude oils. Under the crude oil contract, the refinery purchases up to 215,000 barrels per day of heavy, high sulfur crude oil, which constitutes approximately 80% of its rated crude oil refining capacity of 268,000 barrels per day. The Houston refinery generally purchases the balance of its crude requirements on the spot market.

In the third quarter and first nine months of 2010, benchmark heavy crude refining margins averaged higher compared to the same periods of 2009, primarily due to an increase in the differential between the cost of heavy and light crude oil.

Refining and Oxyfuels segment operating results in the third quarter and first nine months of 2010 compared to the third quarter and first nine months of 2009 primarily reflected higher benchmark refining margins and in the first nine months of 2010, lower crude processing volumes for the Houston refinery. Crude processing volumes for the Berre refinery were higher in the first nine months of 2010 compared to the same period in 2009. Houston refinery volumes were lower in the first nine months of 2010 due to a crude unit fire, sulfur recovery constraints and unplanned outages. Oxyfuels results in both 2010 periods were lower compared to a strong third quarter and first nine months of 2009, primarily due to lower margins. Operating results for the Successor period included in the third quarter and first nine months of 2010 also reflected the impacts of fresh-start accounting, including non-cash charges to adjust inventory to market value and the benefit of lower depreciation and amortization expense related to the write-down of segment assets (see “Results of Operations — Cost of Sales”).

The following table sets forth the Refining and Oxyfuels segment’s sales and other operating revenues, operating loss and sales volumes for certain gasoline blending components for the applicable three and nine month periods:

	Successor	Predecessor		Predecessor
	Three	Three	Successor		Nine
	Months	Months	May 1	January 1	Months
	Ended	Ended	through	through	Ended
	September 30,	September 30,	September 30,	April 30,	September 30,
Millions of dollars	2010	2009	2010	2010	2009
Sales and other operating revenues	$3,867	$3,506	$6,270	$4,748	$8,938
Operating income (loss)	83	(33)	97	(99)	(157)
Sales Volumes, in millions
Gasoline blending components — MTBE/ETBE (gallons)	248	243	407	266	668

Crude processing rates (thousands of barrels per day):
Houston Refining	261	262	217	263	254

Berre Refinery	99	84	102	75	88

Market margins — $ per barrel
WTI — 2-1-1	7.60	6.25	8.96	7.50	7.76
WTI Maya	8.54	5.03	8.63	9.46	4.69

Total	16.14	11.28	17.59	16.96	12.45

Urals — 4-1-2-1	5.89	5.10	6.45	6.17	5.92

Market margins — cents per gallon
ETBE — NWE	45.19	70.05	54.01	58.46	72.47

Revenues — Revenues for the third quarter 2010 increased by $361 million, or 10%, compared to the third quarter 2009, while revenues increased by $2,080 million, or 23%, in the first nine months of 2010 compared to the first nine months of 2009. The increases in both periods were primarily due to higher average sales prices at the Houston and Berre refineries. Sales volumes were relatively flat across products quarter over quarter, however volumes were lower in the first nine months of 2010 compared to the same period in 2009, particularly for the Houston refinery and oxyfuel products. Crude processing rates for the Houston refinery in the third quarters of 2010 and 2009 were comparable, and were 7% lower in the first nine months of 2010, compared to the first nine months of 2009, primarily due to the crude unit fire in May 2010. The Berre refinery’s crude processing rates were 18% higher in the third quarter 2010 and 3% higher in the first nine months of 2010 compared to the same 2009 periods.

Operating Income (Loss) — Operating results for the third quarter 2010 increased $116 million compared to the third quarter 2009. For the first nine months of 2010, operating results increased by $155 million compared to the first nine months of 2009. Operating results for the third quarter and first nine months of 2010 were negatively impacted by non-cash charges of $1 million and $133 million, respectively, to adjust inventory to market value, which was lower than the April 30, 2010 value applied during fresh-start accounting. Lower depreciation and amortization expense of $84 million and $174 million, respectively, in the third quarter and first nine months of 2010, compared to the third quarter and first nine months of 2009, was primarily the result of the write-down of Property, plant and equipment associated with the revaluation of our assets in fresh-start accounting. Operating results in both 2010 periods were negatively affected by a $21 million charge associated with a change in estimate related to a dispute over environmental indemnity, and in the first nine months of 2010, by the crude unit fire in May 2010, resulting in lost production and $14 million of cash costs. Operating results in the first nine months of 2009 included benefits of $50 million from the settlement of hedging activity at the Houston refinery related to distillates. Apart from the effects of the crude unit fire and the 2009 settlement of distillate hedges, increases in the third quarter and first nine months of 2010 were primarily due to higher refinery product margins, partially offset by lower product margins and sales volumes for oxyfuels. The decreased oxyfuels margins in 2010 are due to the normalization of prices in 2010 compared to the exceptional prices achieved for the same periods in 2009.

Third Quarter 2010 versus Second Quarter 2010

The Refining and Oxyfuels segment had operating income of $83 million in the third quarter 2010 compared to operating income of $43 million in the second quarter 2010. Operating results included non-cash charges to adjust inventory that had declined in value after the Emergence Date of $1 million and $132 million for the third and second quarters, respectively. The third quarter 2010 included the $21 million charge associated with a change in estimate related to a dispute that arose during the period over environmental indemnity while the second quarter included $14 million of cash costs related to the Houston refinery crude unit fire. Underlying operating results decreased primarily due to lower crude refining and oxyfuels margins partially offset by higher sales volumes in the third quarter at the Houston refinery after the effect of the crude unit fire in the second quarter.

Year Ended December 31, 2009 versus Year Ended December 31, 2008

Benchmark refining margins for 2009 were lower compared to 2008, generally reflecting the weaker global economy and consequent weaker demand for gasoline and distillate products, such as diesel and heating oil. The weaker demand resulted in lower prices for light crude oil, while OPEC-mandated production cuts resulted in lower supplies of heavy crude oil and lower price discounts relative to light crude oil. Both factors compressed the price differential between light and heavy crude oil. Benchmark margins for oxyfuels in 2009 were comparable to 2008.

Refining and Oxyfuels segment operating results in 2009 primarily reflected the effects of significantly lower U.S. refining margins compared to the same period in 2008. The operating results of the Berre Refinery, which was acquired on April 1, 2008, reflected the weak distillate markets in 2009. Operating results in 2009 benefited from higher margins for gasoline blending components and lower utility and fixed costs, but were negatively affected by outages of some of the Houston Refinery’s sulfur recovery units during the second quarter 2009 and of a crude unit during the fourth quarter 2009. As a result of LyondellBasell AF’s cost reduction program, fixed costs were significantly lower in 2009 compared to 2008.

In 2008, as further discussed below, operating results were negatively impacted by lost production at the Houston Refinery due to the effects of a hurricane and a scheduled maintenance turnaround of one of the Houston Refinery’s crude trains and coker units during the third quarter 2008 that was delayed by an incident involving a contractor’s crane and an unplanned second quarter 2008 outage of a FCC unit.

Year Ended December 31, 2008 versus Year Ended December 31, 2007

During 2008, the Refining and Oxyfuels segment comprises the refining and fuels businesses of Lyondell Chemical, acquired on December 20, 2007, and, beginning on April 1, 2008, the Berre Refinery.

Benchmark heavy crude refining margins in 2008 benefited from strong demand for diesel fuel and the cost differential between light crude oil and heavy crude oil, while margins for oxyfuels products, MTBE and ETBE, benefited from high gasoline prices.

During 2008, the Refining and Oxyfuels segment benefited from strong margins for heavy crude at the Houston Refinery and for the segment’s oxyfuels products. The operating results for the Berre Refinery were break-even. Operating results were negatively affected by planned and unplanned outages at the Houston Refinery.

A maintenance turnaround at the Houston Refinery in 2008 was scheduled for one of the refinery’s crude trains and coker units. As a result of an incident in July 2008, involving a contractor company’s crane, and Hurricane Ike later in the third quarter 2008, the coker unit was not restarted until early December 2008. In addition, operating results in the 2008 period were negatively impacted by the unplanned outage of a fluid catalytic cracker unit and other operating units at the Houston Refinery, all of which resulted in lost production and additional maintenance costs.

The following table sets forth the Refining and Oxyfuels segment’s sales and other operating revenues, operating income and sales volumes for certain gasoline blending components for the applicable periods. The 2007 period reflects the acquired Lyondell Chemical refining and oxyfuels business beginning December 21, 2007.

	For the Twelve Months Ended
	December 31,
Millions of dollars	2009	2008	2007

Sales and other operating revenues	$12,078	$18,362	$478
Operating income (loss)	(357)	(2,378)	21
Sales volumes, in millions
Gasoline blending components — MTBE/ETBE (gallons)	831	1,018	39

Crude processing rates (thousands of barrels per day):
Houston Refining	244	222	279

Berre Refinery(1)	86	102	—

(1)	Berre Refinery purchased April 1, 2008

The following table shows market refining margins for the U.S. and Europe and ETBE margins in Northwest Europe (“NWE”). In the U.S., WTI, is a light crude oil, while “Maya” is a heavy crude oil. In Europe, “Urals — 4-1-2-1” is a measure of West European refining margins.

	For the Twelve Months Ended
	December 31,
	2009	2008	2007

Market margins — $ per barrel
WTI — 2-1-1	6.98	12.37	13.37
WTI Maya	5.18	15.71	12.41

Total	12.16	28.08	25.78

Urals — 4-1-2-1	5.57	10.98	8.67

Market margins — cents per gallon
ETBE — NWE	68.86	68.61	53.33

Revenues  — The Refining and Oxyfuels segment had revenues of $12,078 million in 2009 compared to revenues of $18,362 million in 2008 and $478 million in 2007. The decrease in revenues in 2009 from 2008 was primarily due to lower sales prices, partially offset by higher sales volumes at the Houston Refinery. The decrease in 2009 also was mitigated by the effect of a full year of operation of the Berre Refinery, which was acquired April 1, 2008. The 2007 period reflects the revenues of the acquired Lyondell Chemical refining and oxyfuels business beginning December 21, 2007.

Operating Income — The Refining and Oxyfuels segment had an operating loss of $357 million in 2009 compared to an operating loss of $2,378 million in 2008 and operating income of $21 million in 2007. Operating results in 2009 were negatively affected by lower crude refining margins, partially offset by lower utility costs due to lower natural gas prices and lower fixed costs. The latter reflected LyondellBasell AF’s cost reduction program. The lower refining margins were primarily attributable to U.S. refining markets, although margins were lower for both the Houston and Berre refineries.

In 2008, operating results were negatively impacted by scheduled maintenance turnarounds of crude and coker units and the related July 2008 crane incident at the Houston Refinery, as well as by operating disruptions related to Hurricane Ike by an estimated $205 million. In addition to the turnaround and hurricane effects, operating results were negatively affected by an estimated $220 million as a result of lost production due to unplanned maintenance at the Houston Refinery’s FCC and other operating units. Operating results were also negatively impacted by impairment charges against goodwill of $2,305 million and other assets of $218 million and inventory valuation adjustments of $442 million.

The 2007 period reflected the operating results of the acquired Lyondell Chemical refining and oxyfuels business from December 21, 2007.

Olefins and Polyolefins — Americas Segment

Overview — In our O&P — Americas segment, we manufacture and market olefins, including ethylene and its co-products, primarily propylene, butadiene and aromatics, which include benzene and toluene, as well as ethanol; and polyolefins, which include polyethylene, comprising high density polyethylene (“HDPE”), low density polyethylene (“LDPE”) and linear low density polyethylene (“LLDPE”), and polypropylene (“PP”) and Catalloy process resins. The manufacturing and marketing is generally in the Americas, which includes the U.S., Canada, Mexico and South America.

Market demand in the U.S. for ethylene was higher during the third quarter and first nine months of 2010 resulting in higher industry operating rates compared to rates experienced during the third quarter and first nine months of 2009. Ethylene margins were higher as benchmark sales prices increased significantly more than the benchmark weighted average cost of ethylene production. These margins were strengthened further by higher prices for co-products propylene and butadiene. Ethylene prices and margins peaked in March 2010 but remained at high levels compared to the first nine months of 2009. Demand for polyolefins in the third quarter and first nine months of 2010 was comparable to the third quarter and first nine months of 2009 as export declines were offset by improved domestic demand.

The O&P — Americas segment operating results in the third quarter and first nine months of 2010 primarily reflected strong demand and higher margins for ethylene due to improved economic conditions in 2010 and unplanned operating issues at competitor facilities in the first half of the year. Polypropylene results were higher in the third quarter and first nine months of 2010 compared to the same period in 2009. Polyethylene results were higher in the third quarter 2010 and lower in the first nine months of 2010 compared to the same 2009 periods. Operating results for the Successor period included in the third quarter and first nine months of 2010 reflected the impacts of the Company’s reorganization and fresh-start accounting, including a non-cash charge to adjust inventory to market value and the benefit of lower depreciation and amortization expense related to the write-down of segment assets (see “Results of Operations — Cost of Sales”). The net effect of these items contributed to the improved results of operations in the third quarter and first nine months of 2010 compared to the same 2009 periods.

Ethylene Raw Materials — Benchmark crude oil and natural gas prices generally have been indicators of the level and direction of movement of raw material and energy costs for ethylene and its co-products in the O&P — Americas segment. Ethylene and its co-products are produced from two major raw material groups:

•	crude oil-based liquids (“liquids” or “heavy liquids”), including naphtha, condensates, and gas oils, the prices of which are generally related to crude oil prices; and

•	natural gas liquids (“NGLs”), principally ethane and propane, the prices of which are generally affected by natural gas prices.

Although the prices of these raw materials are generally related to crude oil and natural gas prices, during specific periods the relationships among these materials and benchmarks may vary significantly.

In the U.S., LyondellBasell N.V. has the ability to shift its ratio of raw materials used in the production of ethylene and its co-products to take advantage of the relative costs of heavy liquids and NGLs. During the third quarter and first nine months of 2010, production economics for the industry continued to favor NGLs. During the third quarter 2010, approximately 70% of the Company’s U.S. ethylene production was from NGLs, predominantly ethane.

The following table shows the average U.S. benchmark prices for crude oil and natural gas for the applicable three- and nine-month periods, as well as benchmark U.S. sales prices for ethylene and propylene, which LyondellBasell N.V. produces and sells or consumes internally. The benchmark weighted average cost of ethylene production, which is reduced by co-product revenues, is based on CMAI’s estimated ratio of heavy liquid raw materials and NGLs used in U.S. ethylene production and is subject to revision:

	Average Benchmark Price and Percent Change Versus
	Prior Year Period Average
	For the Three			For the Nine
	Months Ended			Months Ended
	September 30,			September 30,
	2010	2009	Change	2010	2009	Change

Crude oil — dollars per barrel	76.09	68.24	12%	77.65	57.32	35%
Natural gas — dollars per million BTUs	4.35	3.32	31%	4.58	3.66	25%
Weighted average cost of ethylene production — cents per pound	25.36	23.79	7%	28.81	24.08	20%
United States — cents per pound:
Polyethylene (high density)	77.67	69.33	12%	81.67	64.67	26%
Ethylene	38.33	32.25	19%	45.42	31.75	43%
Polypropylene	82.67	72.67	14%	86.78	60.89	43%
Propylene — polymer grade	56.17	46.17	22%	60.33	34.33	76%

The following table sets forth the O&P — Americas segment’s sales and other operating revenues, operating income and selected product sales volumes:

	Successor	Predecessor		Predecessor
	Three	Three	Successor		Nine
	Months	Months	May 1	January 1	Months
	Ended	Ended	through	through	Ended
	September 30,	September 30,	September 30,	April 30,	September 30,
Millions of dollars	2010	2009	2010	2010	2009
Sales and other operating revenues	$3,247	$2,404	$5,251	$4,183	$6,019
Operating income	448	132	597	320	100
Income from equity investments	6	4	9	5	4
Production Volumes, in millions of pounds
Ethylene	2,184	2,037	3,433	2,768	6,119
Propylene	790	799	1,303	1,019	2,206
Sales Volumes, in millions of pounds
Polypropylene	672	606	1,121	836	1,803
Polyethylene	1,517	1,505	2,367	1,754	4,083

Revenues — Revenues for the third quarter 2010 increased by $843 million, or 35%, compared to revenues in the third quarter 2009. For the first nine months of 2010, revenues increased by $3,415 million, or 57%, compared to revenues in the first nine months of 2009. The increases in the third quarter and first nine months of 2010 compared to the same periods in 2009 were primarily due to the effect of significantly higher average sales prices for most products and for the first nine months of 2010, higher sales volumes for ethylene and polypropylene. The increases in average sales prices and sales volumes in the 2010 periods were driven by increased demand due to general economic recovery and a decrease in supply resulting from operating issues at competitor plants.

Operating Income — Operating income in the third quarter 2010 increased by $316 million compared to the third quarter 2009 and increased by $817 million in the first nine months of 2010 compared to the first nine months of 2009. Operating results for the third quarter and first nine months of 2010 were negatively impacted by non-cash charges of $26 million and $197 million, respectively, to adjust inventory to market values. Lower depreciation and amortization expense of $93 million and $141 million, respectively, in the third quarter and first nine months of 2010 compared to the third quarter and first nine months of 2009 was primarily the result of our write-down of Property, plant and equipment associated with the revaluation of our assets in fresh-start accounting.

The remaining increases in the third quarter and first nine months of 2010, compared to the third quarter and first nine months of 2009, were primarily due to higher product margins, particularly for ethylene. Ethylene margins in both 2010 periods improved significantly compared to 2009 as higher average sales prices more than offset higher raw material costs. Margins on polyethylene products also increased in the third quarter 2010 compared to third quarter 2009 as higher margin domestic sales displaced lower margin export sales. Lower polyethylene margins in the first nine months of 2010, reflected the negative impact of higher ethylene prices and increased utility costs, compared to the same period in 2009. Operating income for polypropylene, including Catalloy, also improved in the third quarter and first nine months of 2010 compared to the same periods in 2009 primarily due to higher product margins.

Third Quarter 2010 versus Second Quarter 2010

Operating income was $448 million in the third quarter 2010 compared to operating income of $324 million in the second quarter 2010. Operating results included non-cash charges of $26 million in the third quarter 2010 and $171 million in the second quarter 2010 to adjust inventory that had declined in value after the Emergence Date. The adjustments to inventory are primarily the result of fresh-start accounting adjustments to inventory following our emergence from bankruptcy. Excluding the non-cash lower of cost or market adjustments to inventory, the decrease in operating income of the segment’s underlying operations is primarily due to lower ethylene margins, partially offset by higher polyethylene margins and higher sales volumes. The lower ethylene product margins reflect a decrease in the average sales price that more than offset the decrease in raw material costs. The higher polyethylene margins are primarily due to higher domestic demand, which resulted in the displacement of lower margin export business with higher margin domestic sales. Ethylene and polyethylene sales volumes increased in the third quarter 2010 due in part to a scheduled maintenance turnaround at our Morris, Illinois facility that was completed during the second quarter 2010.

Year Ended December 31, 2009 versus Year Ended December 31, 2008

While improving during the course of 2009 after a collapse of the market in the second half of 2008, ethylene market demand in the U.S. remained weak, resulting in lower industry operating rates in 2009 compared to rates in the 90% to 95% range during 2008. Ethylene margins contracted as benchmark sales prices decreased more than the benchmark weighted average cost of ethylene production. Polyolefins markets were weaker in 2009 compared to 2008 with the notable exception of U.S. PE markets, which benefited from strong export demand during 2009.

The O&P — Americas segment operating results for 2009 primarily reflect the strong PE export markets in 2009, lower olefins product margins and lower fixed costs. As a result of weak ethylene demand during late 2008 and the first half of 2009, LyondellBasell AF idled and subsequently shut down the Chocolate Bayou olefins plant, near Alvin, Texas. LyondellBasell AF also idled and subsequently restarted the La Porte, Texas olefins plant in January 2009. Polyolefins product results for 2009 reflected strong PE export markets in 2009, which benefited PE product margins and sales volumes. However, other polyolefins product markets were weaker and resulted in net lower sales volumes compared to 2008. As a result of LyondellBasell AF’s cost reduction program, fixed costs were significantly lower in 2009 compared to 2008.

In the third quarter 2008, operating results were negatively impacted by lost production at certain U.S. Gulf Coast plants due to the effects of a hurricane.

Year Ended December 31, 2008 versus Year Ended December 31, 2007

In 2008, the O&P — Americas segment included the olefins and polyolefins businesses of Lyondell Chemical, which were acquired on December 20, 2007.

During 2008, U.S. ethylene producers using crude oil-based raw materials experienced pressure on product margins as increases in average benchmark ethylene and co-product sales prices failed to keep pace with increases in average raw material costs. Benchmark prices of crude oil-based liquid raw materials averaged higher in 2008, despite the significant decline in crude oil prices in the latter part of 2008 from the record levels reached in mid-2008. Polyolefins markets experienced weakened demand during 2008 compared to 2007. The slowdown of the global economy, the crises in financial markets and the third quarter 2008 U.S. Gulf Coast hurricanes had the most significant negative effects on demand.

The O&P — Americas segment’s underlying operating results declined in 2008 compared to 2007, despite the acquisition of the Lyondell Chemical business, due to the significant volatility in raw material costs. Higher raw material costs and declines in polyolefin sales prices during 2008 compared to 2007 put pressure on polyolefin product margins. Furthermore, the rapid decline in crude oil prices, particularly in the fourth quarter 2008, resulted in adjustments of the inventory values to reflect their lower market value. Operating results were also negatively affected by Hurricane Ike, which resulted in lost production and additional costs in 2008.

Ethylene Raw Materials

During 2009, production economics favored NGLs. As a result, LyondellBasell AF increased its use of NGLs and minimized liquids consumption at its U.S. plants. This included the above-noted permanent shutdown of LyondellBasell AF’s liquids-based Chocolate Bayou facility. During 2009, approximately 70% of LyondellBasell AF’s U.S. ethylene production was produced from NGLs.

The following table shows the average U.S. benchmark prices for crude oil and natural gas for the applicable periods, as well as benchmark U.S. sales prices for ethylene and propylene, and certain PE and polypropylene products. The benchmark weighted average cost of ethylene production, which is reduced by co-product revenues, is based on CMAI’s estimated ratio of heavy liquid raw materials and NGLs used in U.S. ethylene production and is subject to revision.

	Average Benchmark Price and Percent Change Versus Prior Year Period Average
	For the Twelve Months Ended			For the Twelve Months Ended
	December 31,			December 31,
	2009	2008	Change	2008	2007	Change

Crude oil — dollars per barrel	61.58	99.51	(38.1)%	99.51	72.23	37.8%
Natural gas — dollars per million BTUs	3.78	8.86	(57.3)%	8.86	6.81	30.1%
Weighted average cost of ethylene production — cents per pound	26.21	45.39	(42.0)%	45.39	37.93	19.0%
United States — cents per pound
Polyethylene — (high density)	66.50	86.42	(23.1)%	86.42	73.25	18.0%
Ethylene	33.94	58.50	(42.0)%	58.50	48.75	20.0%
Polypropylene	64.42	87.63	(26.5)%	87.63	77.08	13.7%
Propylene — polymer grade	37.92	59.96	(36.8)%	59.96	50.41	18.9%

As indicated in the table above, 2009 average natural gas and crude oil prices decreased significantly compared to 2008. NGLs have been the favored raw material in ethylene production in the U.S. during much of 2009 as NGL prices have been lower relative to crude oil, and prices for heavy liquid ethylene co-products such as propylene have generally not been high enough to economically justify heavy liquid cracking.

The following table sets forth the O&P — Americas segment’s sales and other operating revenues, operating income, income from equity investments and selected product sales volumes. The 2007 period includes the acquired Lyondell Chemical olefins and polyolefins business from December 21, 2007.

	For the Twelve Months Ended
	December 31,
Millions of dollars	2009	2008	2007

Sales and other operating revenues	$8,614	$16,412	$2,817
Operating income (loss)	169	(1,355)	61
Income from equity investments	7	6	12
Production volumes, in millions of pounds
Ethylene	8,129	7,990	9,012
Propylene	2,913	3,975	5,049
Sales volumes, in millions of pounds
Polypropylene	2,509	2,928	3,300
Polyethylene	5,593	5,256	377

Revenues  — Revenues were $8,614 million in 2009 compared to $16,412 million in 2008 and $2,817 million in 2007. The decrease in 2009 revenues reflects the effect of lower product sales prices and net lower sale volumes. The net lower sales volumes in 2009 were a result of lower sales volumes for polypropylene and ethylene and co-products, partly offset by higher sales volumes for PE, which benefited from the strong U.S. export markets. The 2007 period includes the revenues of the acquired Lyondell Chemical olefins and polyolefins business from December 21, 2007.

Operating Income — The O&P — Americas segment had operating income of $169 million in 2009 compared to an operating loss of $1,355 million in 2008 and operating income of $61 million in 2007. The underlying operations of the O&P — Americas segment in 2009 reflected the benefit of lower fixed costs, resulting from LyondellBasell AF’s cost reduction program, partially offset by net lower product margins and the effect of net lower sales volumes. Operating results for 2008 were negatively affected by the estimated $120 million impact of lost production due to Hurricane Ike, and related costs of $39 million, including a $7 million pretax charge for impairment of the carrying value of assets; inventory valuation adjustments of $619 million; and goodwill impairment charges of $624 million.

The 2007 period includes the operating results for the acquired Lyondell Chemical olefins and polyolefins business from December 21, 2007.

Olefins and Polyolefins — Europe, Asia and International Segment

Overview — In our O&P — EAI segment, we manufacture and market olefins, including ethylene and propylene, primarily for internal consumption, and butadiene; and polyolefins, which include polyethylene, comprising high density polyethylene (“HDPE”), low density polyethylene (“LDPE”) and polypropylene, as well as polypropylene-based compounds, materials and alloys (“PP Compounds”), Catalloy process resins and polybutene-1 (“PB-1”) polymers. The manufacturing and marketing is generally in Europe, Asia and other regions outside of the Americas with the exception of PP Compounds and PB-1, which are manufactured and marketed globally by the O&P — EAI segment.

Ethylene market demand in Europe was generally higher in the third quarter and first nine months of 2010 compared to the same periods in 2009 as planned and unplanned competitor outages resulted in tight supply and higher operating rates in the second and third quarters of 2010. Global polyolefin markets also improved in the first nine months of 2010 compared to the 2009 period. The improvement in polypropylene and LDPE reflected tight supply conditions amid planned and unplanned outages throughout the 2010 periods.

The O&P-EAI segment operating results for the third quarter and first nine months of 2010 reflected higher product margins for olefins and polyolefins. Higher sales volumes for PP Compounds and polypropylene in both 2010 periods, compared to the same periods in 2009, reflect higher demand, primarily from the automotive industry. Operating results for the Successor period included in the third quarter and first nine months of 2010 also reflected the impacts of fresh-start accounting, including the benefit of lower depreciation and amortization expense related to the write-down of segment assets and a non-cash charge to adjust inventory to market value (see “Results of Operations — Cost of Sales”).

Ethylene Raw Materials — In Europe, heavy liquids are the primary raw materials for LyondellBasell N.V.’s ethylene production.

The following table shows the average West Europe benchmark prices for Brent crude oil, a heavy liquid raw material, for the applicable periods, as well as benchmark West Europe prices for ethylene and propylene, which LyondellBasell N.V. produces and consumes internally or purchases from unrelated suppliers, and certain polyethylene and polypropylene products:

	Average Benchmark Price and Percent Change Versus
	Prior Year Period Average
	For the Three			For the Nine
	Months Ended			Months Ended
	September 30,			September 30,
	2010	2009	Change	2010	2009	Change

Brent crude oil — dollars per barrel	77.80	72.53	7%	78.33	65.22	20%
Weighted average cost of ethylene production — €0.01 per pound	26.52	22.82	16%	27.49	22.72	21%
Western Europe — €0.01 per pound
Polyethylene (high density)	52.39	47.18	11%	52.54	41.53	27%
Ethylene	43.06	37.12	16%	42.78	31.78	35%
Polypropylene (homopolymer)	60.33	44.30	36%	57.33	38.15	50%
Propylene	43.06	31.95	35%	42.35	25.59	66%
Average Exchange Rate $US per €	1.2893	1.4310	(10)%	1.3164	1.3656	(4)%

The following table sets forth the O&P — EAI segment’s sales and other operating revenues, operating income, income from equity investments and selected product sales volumes.

	Successor	Predecessor		Predecessor
	Three	Three	Successor		Nine
	Months	Months	May 1	January 1	Months
	Ended	Ended	through	through	Ended
	September 30,	September 30,	September 30,	April 30,	September 30,
Millions of dollars	2010	2009	2010	2010	2009
Sales and other operating revenues	$3,247	$2,651	$5,387	$4,105	$6,540
Operating income	231	118	345	115	46
Income (loss) from equity investments	20	(169)	45	80	(155)
Production Volumes, in millions of pounds
Ethylene	994	924	1,589	1,108	2,635
Propylene	624	586	1,012	661	1,621
Sales Volumes, in millions of pounds
Polypropylene	1,889	1,505	3,072	2,170	4,845
Polyethylene	1,316	1,260	2,127	1,783	3,611

Revenues — Revenues for the third quarter 2010 increased by $596 million, or 22%, compared to revenues in the third quarter 2009, while revenues in the first nine months of 2010 increased by $2,952 million, or 45% compared to revenues in the first nine months of 2009. The increases in the third quarter and first nine months of 2010 compared to the same periods in 2009 were primarily due to the effect of higher average sales prices across most products, particularly ethylene, butadiene, polyethylene and polypropylene, as well as the effect of higher sales volumes.

Operating Income — The O&P — EAI segment had operating income of $231 million in the third quarter 2010 compared to $118 million in the third quarter 2009 and operating income of $460 million in the first nine months of 2010 compared to $46 million in the first nine months of 2009. Operating results for the third quarter and first nine months of 2010 were negatively impacted by a $43 million charge associated with a change in estimate related to a dispute that arose during the third quarter 2010 over environmental indemnity and by $5 million non-cash charges to adjust inventory at both June 30, and September 30, 2010 to market value, which were lower than the April 30, 2010 value applied during fresh-start accounting. Lower depreciation and amortization expense of $30 million in the first nine months of 2010 compared to the same period in 2009 was primarily the result of our write-down of Property, plant and equipment associated with the revaluation of our assets in fresh-start accounting. The remaining increases in the third quarter and first nine months of 2010 compared to the third quarter and first nine months of 2009 primarily reflect higher product margins across most products and higher sales volumes, particularly polypropylene and PP Compounds, partially offset by higher fixed costs. Fixed costs in the third quarter and first nine months of 2010 increased due to increased production and unfavorable currency effects.

Third Quarter 2010 versus Second Quarter 2010

The O&P — EAI segment had operating income of $231 million in the third quarter 2010 compared to operating income of $158 million in the second quarter 2010. Operating results for the third quarter 2010 included a $43 million charge associated with a change in estimate related to a dispute that arose during that period over environmental liability. Operating results for the second and third quarter 2010 each contained a $5 million non-cash charge to adjust inventory that had declined in value from the Emergence Date. The increase in the results of the segment’s underlying operations primarily reflects higher product margins combined with increased sales volumes of ethylene and polyethylene and lower fixed costs across products. Higher product margins for ethylene and butadiene were partially offset by a decrease in the price of polyethylene caused by increased global capacity in the third quarter 2010. Increased ethylene volumes are largely due to scheduled plant maintenance at the Berre olefins plant in the second quarter 2010 and production at the Münchsmünster, Germany plant, which commenced operations in the second quarter 2010.

Year Ended December 31, 2009 versus Year Ended December 31, 2008

Although ethylene market demand in Europe improved during the course of 2009, demand remained weak, resulting in lower industry operating rates in the range of 75% to 80%, compared to rates in the 85% to 90% range in 2008 prior to the fourth quarter downturn. Ethylene margins contracted as benchmark sales prices decreased more than the benchmark weighted average cost of ethylene production. Global polyolefin markets were considerably weaker in 2009 compared to 2008. The general weakness in global polyolefin markets resulted in lower sales volumes, due to weaker demand, and lower product margins, as selling prices decreased significantly.

The O&P — EAI segment operating results for 2009 reflected the negative effects of significantly lower product margins compared to 2008 for olefins products, while polyolefin product results for 2009 reflected generally weaker global polyolefin markets, resulting in lower sales volumes across all polyolefins product lines and net lower product margins compared to 2008. As a result of LyondellBasell AF’s cost reduction program, fixed costs were significantly lower in 2009, partly offsetting the negative effects of the weak markets.

Year Ended December 31, 2008 versus Year Ended December 31, 2007

During 2008 compared to 2007, European producers using crude oil-based raw materials experienced lower profitability as increases in average benchmark product sales prices failed to keep pace with increases in average raw material costs. Despite the significant decline in crude oil prices in the latter part of 2008 from the record levels reached in mid-2008, benchmark prices of crude oil-based liquid raw materials averaged higher in 2008 compared to 2007. Additionally, the polyolefins markets experienced weakened demand during 2008 compared to 2007 due primarily to the slowdown of the global economy and the crises in financial markets.

The O&P — EAI segment’s underlying operating results declined in 2008 compared to 2007 due to the significant volatility in raw material costs and the decline in polyolefin demand. Higher raw material costs and declines in average polyolefin sales prices during 2008, particularly in the fourth quarter of 2008, put pressure on polyolefin product margins, which were only partially offset by higher olefins margins. The rapid decline in crude oil prices, particularly in the fourth quarter 2008, resulted in adjustments of the inventory values to reflect their lower market value.

Ethylene Raw Materials

The following table shows the average West Europe benchmark prices for Brent crude oil for the applicable periods, as well as benchmark West Europe prices for ethylene and propylene, and certain PE and polypropylene products. During 2009, contract benchmark prices for ethylene and propylene were set on a monthly basis, compared to prior years when they were set on a quarterly basis.

	Average Benchmark Price and
	Percent Change Versus Prior Year Period Average
	For the Twelve Months Ended			For the Twelve Months Ended
	December 31,			December 31,
	2009	2008	Change	2008	2007	Change

Brent crude oil — dollars per barrel	68.30	101.83	(32.9)%	101.83	71.56	42.3%
Weighted average cost of ethylene production — €0.01 per pound	18.74	31.01	(39.6)%	31.01	27.47	12.9%
Western Europe — €0.01 per pound
Polyethylene (high density)	42.90	58.51	(26.7)%	58.51	57.30	2.1%
Ethylene	33.41	50.00	(33.2)%	50.00	40.99	22.0%
Polypropylene (homopolymer)	39.92	54.15	(26.3)%	54.15	55.28	(2.0)%
Propylene	27.66	43.55	(36.5)%	43.55	38.96	11.8%
Average exchange rate — € to $US	1.3972	1.4739	(5.2)%	1.4739	1.3808	6.7%

The following table sets forth the O&P — EAI segment’s sales and other operating revenues, operating income, income from equity investments and selected product sales volumes.

	For the Twelve Months Ended
	December 31,
Millions of dollars	2009	2008	2007

Sales and other operating revenues	$9,401	$13,489	$13,145
Operating income	(2)	220	934
Income (loss) from equity investments	(172)	34	150
Production Volumes, in millions of pounds
Ethylene	3,503	3,615	3,953
Propylene	2,149	2,135	2,477
Sales volumes, in millions of pounds
Polypropylene	6,858	7,023	8,131
Polyethylene	4,943	4,821	4,669

Revenues  — Revenues were $9,401 million in 2009 compared to $13,489 million in 2008 and $13,145 million in 2007. The decrease in 2009 revenues compared to 2008 reflects the effect of lower product sales prices, net lower sale volumes and the unfavorable effects of changes in currency exchange rates as the

U.S. dollar averaged higher in relation to the euro in 2009 compared to 2008. Lower 2009 polypropylene and ethylene co-product sales volumes were partly offset by higher sales volumes for PE and ethylene products. In 2008, product prices were essentially flat or slightly higher across the segment compared to 2007, although the positive impact to revenues was partly offset by the effect of significantly lower polypropylene volumes compared to 2007.

Operating Income — The O&P — EAI segment had an operating loss of $2 million in 2009 compared to income of $220 million in 2008 and $934 million in 2007. In 2009, the underlying operations of the O&P — EAI segment reflected significantly lower net product margins and lower sales volumes, primarily in Europe, which were partly offset by the benefit of lower fixed costs compared to 2008. The lower fixed costs were primarily a result of LyondellBasell AF’s cost reduction program. In 2008, operating income primarily reflected the negative effect of higher raw material costs on olefin and polyolefin margins as well as the effect of lower sales volumes compared to 2007.

Income (loss) from equity investments — The O&P — EAI segment recognized a $172 million loss in 2009 and income of $34 million and $150 million in 2008 and 2007, respectively, from its equity investments. The 2009 loss was primarily due to recognition of a $228 million after-tax impairment of the carrying value of LyondellBasell AF’s investment in certain joint ventures as a result of weak then current and projected market conditions. This loss was based on estimates of fair values developed in connection with LyondellBasell AF’s estimation of its reorganization enterprise value. The decrease in 2008 compared to 2007 reflected the weaker global markets for polyolefins.

Intermediates and Derivatives Segment

Overview — In our I&D segment, we manufacture and market propylene oxide (“PO”); PO co-products, including styrene monomer (“styrene” or “SM”) and the TBA intermediates, tertiary butyl alcohol (“TBA”); isobutylene and tertiary butyl hydroperoxide; PO derivatives, including propylene glycol (“PG”), propylene glycol ethers (“PGE”) and butanediol (“BDO”); ethylene derivatives, including ethylene glycol (“EG”), ethylene oxide (“EO”) and other EO derivatives; acetyls, including vinyl acetate monomer (“VAM”), acetic acid and methanol; and flavors and fragrances (the flavors and fragrances business was sold in December 2010).

I&D operating results for the third quarter and first nine months of 2010 primarily reflected higher sales volumes in the first nine months, higher PO and PO derivative product margins, compared to the third quarter and first nine months of 2009. The higher sales volumes were primarily due to demand in the third quarter and first nine months of 2010 that remained high for PO and PO derivatives, and other intermediate chemical products. The propylene oxide business benefited from planned and unplanned competitor downtime in the first half of 2010 as the market for durable goods end-uses strengthened. Planned and unplanned outages at an ethylene oxide facility contributed to lower results for intermediate chemicals in the third quarter 2010 compared to third quarter 2009, and only partly offset higher intermediate chemicals sales volumes in the nine months ended 2010 compared to the same period in 2009. Operating results for the Successor periods included in the third quarter and first nine months of 2010 also reflected the impacts of fresh-start accounting, including a non-cash charge, in the second quarter 2010, to adjust inventory to market value that was offset by the benefit of lower depreciation and amortization expense related to the write-down of segment assets (see “Results of Operations — Cost of Sales”).

In 2009, LyondellBasell AF, restarted two PO facilities idled in late 2008 due to lower PO demand. A facility located in Europe that is part of our joint venture with Bayer (see Note 8 to the Consolidated Financial Statements) was restarted in May 2009. The second PO facility, located in the U.S. restarted in September 2009.

The following table sets forth the Intermediates & Derivatives segment’s sales and other operating revenues, operating income, loss from equity investments and selected product sales volumes:

	Successor	Predecessor	Successor	Predecessor
	Three	Three			Nine
	Months	Months	May 1	January 1	Months
	Ended	Ended	through	through	Ended
	September 30,	September 30,	September 30,	April 30,	September 30,
Millions of dollars	2010	2009	2010	2010	2009
Sales and other operating revenues	$1,453	$1,051	$2,393	$1,820	$2,622
Operating income	207	72	316	157	191
Income (loss) from equity investments	3	(3)	2	(1)	(15)
Sales Volumes, in millions of pounds
PO and derivatives	872	737	1,388	1,134	1,993
EO and derivatives	206	299	363	358	798
Styrene	827	666	1,338	858	1,574
Acetyls	405	495	705	518	1,249
TBA intermediates	454	386	783	613	950

Revenues — Revenues for the third quarter 2010 increased by $402 million, or 38%, compared to revenues in the third quarter 2009, while revenues for the first nine months of 2010 increased by $1,591 million, or 61%, compared to revenues in the first nine months of 2009. The increases in revenue in both 2010 periods were primarily due to higher demand and reflect the effect of higher product sales prices and higher sale volumes across most products. Higher sales volumes for BDO, TBA intermediates and styrene more than offset a decrease in EO and EG sales volumes due to turnaround activities in the third quarter 2010.

Operating Income — The I&D segment operating income in the third quarter 2010 increased by $135 million compared to the third quarter 2009 and by $282 million in the first nine months of 2010 compared to the first nine months of 2009. Operating results for the first nine months of 2010 were negatively impacted by a $25 million non-cash charge to adjust inventory at June 30, 2010 to market value, which was lower than the value at April 30, 2010 applied during fresh-start accounting. Lower depreciation and amortization expense of $39 million and $62 million, respectively, in the third quarter and first nine months of 2010, compared to the same periods in 2009 was primarily the result of our write-down of Property, plant and equipment associated with the revaluation of our assets in fresh-start accounting. The remaining increases in the third quarter and first nine months of 2010 reflected the favorable effect of significantly higher sales volumes for PO and PO derivatives, TBA intermediates products and styrene, lower fixed costs related to PO, and higher product margins for PO, TBA intermediates and solvents compared to the third quarter and first nine months of 2009. The increased volumes and margins across most products are partially offset by decreased sales volumes for EO and EG and decreased margins for styrene in the third quarter and first nine months of 2010 compared to the same periods in 2009.

Third Quarter 2010 versus Second Quarter 2010

Operating income for the I&D segment of $207 million in the third quarter 2010 compared to operating income of $143 million in the second quarter 2010. Operating results for the second quarter were negatively impacted by a $25 million inventory non-cash adjustment to market value and application of fresh-start accounting. The increase in the results of the segment’s underlying operations primarily reflects improved performance in PO sales volumes combined with margin expansion in BDO and solvents and partially offset by a decrease in EO and EG sales volumes compared to the second quarter 2010.

Year Ended December 31, 2009 versus Year Ended December 31, 2008

While improving during the course of 2009 following the significant decrease in late 2008, markets for PO and PO derivatives, ethylene derivatives and other intermediate chemical products generally experienced overall weaker demand in 2009 compared to 2008, particularly in durable goods markets.

The I&D segment operating results in 2009 primarily reflected the negative effects of lower sales volumes compared to 2008. As a result of LyondellBasell AF’s cost reduction program, fixed costs were significantly lower in 2009, partly offsetting the negative effects of the weak markets. Product margins were relatively stable. In response to lower PO demand, LyondellBasell AF temporarily idled two PO facilities in late 2008. In mid-May 2009, LyondellBasell AF restarted one of the idled PO facilities, which is located in Europe and is part of LyondellBasell AF’s joint venture with Bayer (see Note 10 to the Consolidated Financial Statements). The second PO facility restarted in September 2009.

In the third quarter 2008, operating results were negatively impacted by lost production at certain U.S. Gulf Coast plants due to the effects of a hurricane.

Year Ended December 31, 2008 versus Year Ended December 31, 2007

In 2008, the I&D segment included the intermediates and derivatives businesses of Lyondell Chemical, which were acquired on December 20, 2007.

As noted previously, during 2008 U.S. and European chemical producers experienced significantly higher raw material costs compared to 2007, which put pressure on product margins.

The operating results for the I&D segment declined in 2008 compared to 2007 due to the significant volatility in raw material costs. Operating results also were negatively impacted by the rapid decline in crude oil prices, particularly in the fourth quarter 2008, resulting in adjustments to inventory values to reflect their lower market value. Finally, as a result of Hurricane Ike, the I&D segment lost production and incurred additional costs, further contributing to the decline in 2008.

The following table sets forth the I&D segment’s sales and other operating revenues, operating income, income from equity investments and selected product sales volumes. The 2007 period includes the acquired Lyondell Chemical intermediate & derivatives business from December 21, 2007.

	For the Twelve Months Ended
	December 31,
Millions of dollars	2009	2008	2007

Sales and other operating revenues	$3,778	$6,218	$429
Operating income (loss)	250	(1,915)	(42)
Loss from equity investments	(16)	(2)	—
Sales volumes, in millions of pounds
PO and derivatives	2,695	2,997	103
EO and & derivatives	1,231	1,387	72
Styrene	2,291	3,183	126
Acetyls	1,213	1,197	34
C4chemicals	1,401	1,597	45

Revenues  — Revenues were $3,778 million in 2009 compared to $6,218 million in 2008 and $429 million in 2007. The decrease in 2009 revenues compared to 2008 reflects the effect of lower product sales prices and net lower sale volumes, a trend which began in the latter part of 2008. The unfavorable effects of changes in currency exchange rates as the U.S. dollar averaged higher in relation to the euro in 2009 compared to 2008 also contributed to the decrease. The 2007 period includes the revenues of the acquired Lyondell Chemical intermediates and derivatives segment business from December 21, 2007.

Operating Income — The I&D segment had operating income of $250 million in 2009 compared to operating losses of $1,915 million in 2008 and $42 million in 2007. Results in 2009 reflect the positive impact of lower fixed costs as a result of LyondellBasell AF’s cost reduction program and lower utility costs due to lower natural gas prices in 2009 compared to 2008. Product margins in 2009 were flat compared to 2008, as lower product prices were offset by lower raw material costs. Results in 2008 were negatively impacted by charges of $1,992 million for impairment of goodwill related to the December 20, 2007 acquisition of Lyondell Chemical and downward inventory valuation adjustments of $65 million. The 2007 period includes the operating results of the acquired Lyondell Chemical intermediates & derivatives business from December 21, 2007.

Technology Segment

Overview — The Technology segment primarily develops and licenses leading polyolefin process technologies and develops, manufactures and sells polyolefin catalysts. LyondellBasell N.V.’s Technology segment, which is largely based in Europe, sells licenses denominated in U.S. dollars and Euros. The mix of U.S. dollar and Euro contracts and the resulting effect of changes in currency exchange rates can have a significant effect on segment results.

The following table sets forth the Technology segment’s sales and other operating revenues and operating income for the applicable three month periods:

	Successor	Predecessor	Successor	Predecessor
	Three	Three			Nine
	Months	Months	May 1	January 1	Months
	Ended	Ended	through	through	Ended
	September 30,	September 30,	September 30,	April 30,	September 30,
Millions of dollars	2010	2009	2010	2010	2009
Sales and other operating revenues	$157	$135	$232	$145	$401
Operating income	38	31	61	39	148

Revenues — Revenues for the third quarter 2010 increased by $22 million, or 16%, compared to the third quarter 2009, while revenues for the first nine months of 2010 decreased by $24 million compared to revenues in the first nine months of 2009. The increase in the third quarter 2010 compared to the same 2009 period was primarily due to higher process license revenue, while the decrease in the first nine months of 2010 compared to the same 2009 period was primarily due to lower process license revenue, partially offset by higher catalyst sales volumes. Revenues in both 2010 periods reflected the unfavorable effect of changes in currency exchange rates as the U.S. dollar was stronger relative to the Euro compared to the same periods in 2009.

Operating Income — Operating income for the third quarter 2010 increased $7 million compared to the third quarter 2009 and decreased $48 million in the first nine months of 2010 compared to the first nine months of 2009. Lower depreciation and amortization expense of $13 million in the first nine months of 2010 was primarily the result of the write-down of Property, plant and equipment associated with our revaluation of assets in fresh-start accounting. The first nine months of 2009 benefited from government R&D subsidies of $12 million. Operating income in the third quarter 2010 increased primarily due to an increase in licensing and technology service revenue compared to the same period in 2009, partially offset by the currency exchange effects. The decrease in operating income for the first nine months of 2010 compared to the first nine months of 2009 was primarily due to the effects of lower licensing revenue and currency exchange effects.

Third Quarter 2010 versus Second Quarter 2010

The Technology segment had operating income of $38 million in the third quarter 2010 compared to $31 million in the second quarter 2010. The remaining increase is due to higher revenue from both licensing and technology services, partially offset by decreased catalyst volumes.

Year Ended December 31, 2009 versus Year Ended December 31, 2008

Technology segment results for 2009 were primarily affected by lower license revenue, reflecting weaker global markets compared to 2008. The segment results also reflected the negative effects of changes in currency exchange rates as the U.S. dollar strengthened versus the euro. The 2009 results benefited from lower research and development expense, reflecting LyondellBasell AF’s cost reduction program and a government subsidy. Higher catalyst sales volumes also contributed to the 2009 results.

Year Ended December 31, 2008 versus Year Ended December 31, 2007

During 2008, the Technology business segment benefited from recognizing more licenses in revenue. The unfavorable effect of lower sales volumes and prices on catalyst sales in 2008 was substantially offset by the favorable effects of changes in currency exchange rates, as the euro averaged 7% higher versus the U.S. dollar in 2008 compared to 2007.

The following table sets forth the Technology segment’s sales and other operating revenues and operating income.

Millions of dollars	2009	2008	2007

Sales and other operating revenues	$543	$583	$497
Operating income	210	202	152

Revenues  — The Technology segment had revenues of $543 million in 2009 compared to $583 million in 2008 and $497 million in 2007. The decrease in revenues in 2009 compared to 2008 reflected lower license revenues, partly offset by the effect of higher catalyst sales, and the negative effect of currency exchange rates on non U.S. operations as the U.S. dollar strengthened versus the euro. In 2008, the increase in the Technology segment revenues compared to 2007 was primarily due to the effects of the weaker U.S. dollar, which favorably affected non U.S. operations, partly offset by lower sales volumes and prices on catalyst sales.

Operating Income — The Technology segment had operating income of $210 million in 2009, $202 million in 2008 and $152 million in 2007. The increase in operating income in 2009 was primarily the result of higher catalysts sales volumes, partly offset by an unfavorable effect from changes in currency exchange rates. Currency exchange rates had an unfavorable effect on operating income as the U.S. dollar strengthened versus the euro in 2009 compared to 2008. The increase in operating income in 2008 compared to 2007 was primarily the result of higher licensing activity, particularly in the first quarter of 2008, and the favorable effect of currency exchange rates, partially offset by lower product margins and the effect of lower sales volumes for catalysts.

Financial Condition

Operating, investing and financing activities of continuing operations, which are discussed below, are presented in the following table for the periods presented:

		Predecessor
	Successor
	May 1	January 1	Nine Months
	through	through	Ended
	September 30,	April 30,	September 30,
Millions of dollars	2010	2010	2009
Source (use) of cash:
Operating activities	$2,229	$(936)	$(699)
Investing activities	(266)	(213)	(406)
Financing activities	45	3,315	866

Operating Activities — Operating activities provided cash of $1,293 million in the first nine months of 2010 and used cash of $699 million in the first nine months of 2009. Cash provided in the combined first nine months of 2010 primarily reflected an increase in earnings offset by payments for reorganization items, claims under the Plan of Reorganization, and certain annual payments relating to sales rebates, employee bonuses, property taxes and insurance premiums. The use of cash in the first nine months of 2009 primarily reflected cash disbursements for vendor prepayments and a $603 million increase in cash used by the main components of working capital — accounts receivable and inventory, net of accounts payable, partially offset by a net benefit from earnings adjusted for items affecting earnings but not requiring outlays of cash. The first nine months of 2009 included vendor prepayments of $242 million due to prepayments required by certain third parties as a result of the Company’s chapter 11 filing.

In the first nine months of 2010, the main components of working capital used cash of $437 million compared to $100 million in the first nine months of 2009. The increase in these components of working capital during the first nine months of 2010 primarily reflected a $616 million increase in accounts receivable due to higher average sales prices and higher sales volumes, and a $237 million increase in inventory, partially offset by a $416 million increase in accounts payable due to the higher costs and volumes of feedstocks, and more favorable payment terms.

The increase in cash used by the main components of working capital in the first nine months of 2009 primarily reflected a $503 million required repayment to terminate an accounts receivable securitization program. Operationally, $100 million of cash was used by the main components of working capital, reflecting a $217 million increase in accounts receivable and a $122 million decrease in accounts payable, the effect of which was partially offset by a $239 million decrease in inventory.

Investing Activities — Investing activities used cash of $479 million in the first nine months of 2010 and $406 million in the first nine months of 2009. The cash used in the first nine months of 2010 included $492 million of capital expenditures, partially offset by $12 million in proceeds from a money market fund that had suspended rights to redemption in 2008. The cash used in the first nine months of 2009 was primarily related to capital expenditures, partially offset by proceeds from the sale of assets and insurance claims related to damages sustained in 2005 at the polymers plant in Münchsmünster, Germany.

The following table summarizes capital expenditures for the periods presented:

	Successor	Predecessor
	May 1	January 1	Nine Months
	through	through	Ended
	September 30,	April 30,	September 30,
Millions of dollars	2010	2010	2009
Capital expenditures by segment:
O&P — Americas	$90	$52	$88
O&P — EAI	63	102	275
I&D	44	8	10
Refining and Oxyfuels	56	49	94
Technology	10	12	26
Other	3	3	5

Total capital expenditures by segment	266	226	498
Less:
Contributions to PO Joint Ventures	—	1	—

Consolidated capital expenditures of continuing operations	$266	$225	$498

The above capital expenditures excludes costs of major periodic maintenance and repair activities, including turnarounds and catalyst recharges, of $71 million and $40 million, in the Predecessor periods of 2010 and 2009 presented in the table above, respectively.

Financing Activities — Financing activities provided cash of $3,360 million in the first nine months of 2010 and $866 million in the first nine months of 2009.

The Successor period reflects a net increase in borrowings of $61 million under the European Securitization facility and payments related to the French Factoring Facility totaling $9 million.

As part of our emergence from bankruptcy, we received gross proceeds of $2,800 million on April 30, 2010 in connection with the issuance of class B ordinary shares in a rights offering and paid $86 million of fees, including $70 million of fees to equity backstop providers. On April 30, 2010 we also received net proceeds of $3,242 million from the issuance of new debt by our subsidiary, Lyondell Chemical, including Senior Secured Notes in the amounts of $2,250 million and €375 million ($497 million) and from proceeds of the Senior Term Loan facility of $495 million. Proceeds from the rights offering and the Senior Notes, along with borrowings under the Senior Term Loan Facility and the amended and restated European Securitization, were used to repay outstanding amounts of $2,167 million under the DIP New Money Term Loan, $985 million under the DIP ABL Facility and to pay a $195 million exit fee required under the DIP financing. We also paid fees totaling $92 million in connection with our new U.S. ABL Facility and amended and restated European Securitization facility. Predecessor debt classified as Liabilities subject to compromise immediately prior to emergence from bankruptcy was discharged pursuant to the Plan of Reorganization (see Note 4 to Consolidated Financial Statements).

Apart from the payments reflected above, during the 2010 Predecessor period, we repaid a $5 million Argentinean loan; made a $12 million mandatory quarterly amortization payment of the Dutch Tranche A Dollar Term Loan, $3 million of which was related to the DIP Roll-Up Loans; and made payments of $8 million on the French Factoring Facility. In addition, we made payments totaling $13 million related to the extension of the DIP financing.

We also had a net increase in borrowings of $47 million under the European Securitization facility in the 2010 Predecessor period.

In the first nine months of 2009, LyondellBasell AF borrowed $2,167 million under the Term Loan portion of the DIP financing, receiving net proceeds of $2,089 million and subsequently paid additional bank fees of $71 million. In addition, LyondellBasell AF had net borrowings outstanding under the DIP ABL facility of $160 million, and paid fees related to the facility of $93 million.

The chapter 11 filing in 2009 constituted a termination event under the then existing asset-based credit facilities in the U.S., and LyondellBasell AF used $880 million of the net proceeds under the DIP financing to repay $766 million and $114 million outstanding under an inventory-based credit facility and a North American accounts receivable securitization program, respectively, and, as noted under Operating Activities, used $503 million to repurchase outstanding accounts receivable sold under the Company’s previous receivables securitization facility. In addition, LyondellBasell AF repaid a $100 million demand note related to emergency postpetition funding, $45 million (70 million Australian dollars) outstanding under an Australian term loan and made net repayments of $339 million, related to the European receivables securitization program. During the first nine months of 2009, LyondellBasell AF also made mandatory quarterly amortization payments of the Dutch Tranche A Dollar Term Loan totaling $22 million, $5 million of which was related to the DIP Roll-Up Loans, and borrowed $17 million related to letters of credit presented for payment under the Senior Secured Revolving Credit Facility. LyondellBasell AF also received $18 million of proceeds from an Argentinean bank loan. In the first nine months of 2009, LyondellBasell AF had other cash used by financing activities of $25 million, which primarily reflected the effects of bank overdrafts.

The following table summarizes LyondellBasell AF’s operating, investing and financing activities for the periods presented, and reflects the consolidation of Lyondell Chemical from December 21, 2007.

Millions of dollars	2009	2008	2007

Source (use) of cash:
Operating cash flow	$(787)	$1,090	$1,180
Investing cash flow	(611)	(1,884)	(11,899)
Financing cash flow	1,101	1,083	10,416

Operating Activities — The primary changes in operating cash flow generally are caused by changes in working capital, the main components of which are accounts receivable and inventory, net of accounts payable. Operating activities used cash of $787 million in 2009, and provided cash of $1,090 million in 2008 and $1,180 million in 2007. The use of cash in 2009 primarily reflects a $573 million increase in cash used by the main components of working capital and $329 million of cash used for vendor prepayments. The vendor prepayments were required by certain third parties as a result of LyondellBasell AF’s Chapter 11 filing.

Changes in the main components of working capital used cash of $573 million in 2009 and provided cash of $747 million in 2008. The increase in cash used by the main components of working capital in 2009 primarily reflected a $503 million required repayment to terminate an accounts receivable securitization program in early 2009. Operationally, cash used by the main components of working capital increased by only

$70 million, despite the effect of rising prices during 2009, as LyondellBasell AF focused on reducing working capital levels.

In 2008, the main components of working capital provided cash of $747 million compared to $216 million in 2007. The increase in 2008 primarily reflected the effects of declining crude oil prices on sales prices and the value of inventory; the disruptive effects of Hurricane Ike on LyondellBasell AF’s U.S. Gulf Coast operations; and the planned and unplanned outages related to the Houston Refinery turnaround. Other factors impacting the main components of working capital included a general tightening of trade credit in the industry and the delay, in December 2008, of certain payments.

Cash from operating activities decreased $90 million in 2008 compared to 2007. The main components of working capital provided an additional $531 million of cash in 2008 that was more than offset by the effects of lower 2008 earnings and certain one-time payments in 2008 related to the acquired Lyondell Chemical operations.

Investing Activities — Investing activities used cash of $611 million in 2009, $1,884 million in 2008, and $11,899 million in 2007. The cash used in 2009 primarily included $779 million of capital expenditures, partially offset by proceeds from insurance claims and sales of assets of $120 million and $20 million, respectively, and $23 million from a net reduction of short-term investments. The cash provided by insurance claims related to damages sustained in 2005 at the polymers plant in Münchsmünster, Germany.

The cash used in 2008 was primarily related to business acquisitions and capital expenditures, partially offset by proceeds from the sales of assets and from insurance claims related to the polymers plant in Münchsmünster, Germany. Acquisitions in 2008 included the April 2008 acquisition of the Shell oil refinery, inventory and associated infrastructure and businesses at the Berre Refinery for a preliminary purchase price of $766 million and the February 2008 acquisition of Solvay Engineered Polymers, Inc., a leading supplier of polypropylene compounds in North America, for $134 million (see Note 7 to the Consolidated Financial Statements). Cash payments related to the purchase of the Berre Refinery totaling $927 million included $536 million paid at closing and $373 million paid for final adjustment of working capital. Asset sales included the September 2008 sale of the toluene diisocyanate business for proceeds of €77 million ($113 million) and the July 2008 sale of a Canadian plant for proceeds of $18 million. The cash used in 2007 was primarily related to the acquisition of Lyondell Chemical.

As a result of financial difficulties experienced by major financial institutions beginning in the latter part of 2008, LyondellBasell AF received notice that rights of redemption had been suspended with respect to a money market fund in which LyondellBasell AF had invested approximately $174 million. LyondellBasell AF had been advised that additional redemptions were forthcoming, and has received redemptions totaling $160 million through December 31, 2009, including $23 million in 2009 and $137 million in 2008, and an additional $12 million in January 2010.

The following table summarizes capital expenditures for 2009, 2008 and 2007 as well as 2010 planned capital spending.

	Plan
Millions of dollars	2010	2009	2008	2007

Capital expenditures by segment:
Refining and Oxyfuels	$157	$167	$196	$4
O&P — Americas	170	142	201	42
O&P — EAI	285	411	509	333
I&D	49	23	66	6
Technology	53	32	33	26
Other	11	6	24	—

Total capital expenditures by segment	725	781	1,029	411
Less:
Contributions to PO Joint Ventures	7	2	29	—

Consolidated capital expenditures of LyondellBasell AF’s continuing operations	$718	$779	$1,000	$411

The capital expenditures for 2010, 2009 and 2008 exclude costs of major periodic turnarounds of $154 million, $39 million and $164 million, respectively. The turnarounds excluded from the 2007 period were immaterial.

The 2009 and 2008 capital expenditures include expenditures to rebuild the polymers plant in Münchmünster, Germany, which are partially offset by insurance proceeds. The capital spending of Lyondell Chemical is included prospectively from December 21, 2007.

Financing Activities — Financing activities provided cash of $1,101 million in 2009, $1,083 million in 2008 and $10,416 million in 2007. In 2009, LyondellBasell AF borrowed $2,167 million under a DIP financing arrangement, receiving net proceeds of $2,089 million and subsequently paid additional bank fees of $97 million. In addition, LyondellBasell AF paid fees of $93 million related to the issuance of the DIP ABL Facility, and at December 31, 2009 had $325 million of net borrowings outstanding under this facility.

The Chapter 11 filing constituted a termination event under the asset-based credit facilities in the U.S., and LyondellBasell AF used $880 million of the net proceeds under the DIP financing arrangement to repay $766 million and $114 million outstanding under the previous inventory-based credit facility and the North American accounts receivable securitization program, respectively, and, as noted above under “— Operating Activities,” used $503 million to repurchase outstanding accounts receivable sold under LyondellBasell AF’s previous $1,150 million receivables securitization facility. In addition, LyondellBasell AF repaid a $100 million demand note related to emergency post-petition funding.

In 2009, LyondellBasell AF made net repayments totaling $201 million under its European receivables securitization program, which was amended and restated in March 2009. LyondellBasell AF repaid $45 million (70 million Australian dollars) outstanding under an Australian term loan and $11 million of other loans, including $6 million outstanding under an Argentinean bank loan, and also made mandatory quarterly amortization payments of the Dutch Tranche A Dollar Term Loan totaling $24 million, $6 million of which was related to the DIP financing.

A non-debtor subsidiary of LyondellBasell AF entered into an accounts receivable factoring agreement in 2009 and received $24 million of proceeds. Also in 2009, LyondellBasell AF received $18 million of proceeds from an Argentinean bank loan and borrowed $17 million related to a letter of credit presented for payment under the prepetition senior secured revolving credit facility.

LyondellBasell AF also had other cash used by financing activities of $21 million, which primarily reflected the effects of bank overdrafts.

The cash provided in 2008 primarily reflected a net $1,510 million borrowed under the credit facilities offset by $384 million of long-term debt repayments. The borrowings were used to fund the business acquisitions described in “— Financial Condition — Investing Activities” above.

The $10,416 million of cash provided in 2007 primarily reflected issuance of long-term debt to finance the purchase of Lyondell Chemical, offset by repayments of related long-term debt and restricted cash of $1,371 million. See Note 16 to the Consolidated Financial Statements of LyondellBasell AF for the year ended December 31, 2009. LyondellBasell AF also paid dividends of $522 million in 2007.

Liquidity and Capital Resources

As of September 30, 2010, we had cash on hand of $4,832 million. In addition, we had total unused availability of $1,236 million at September 30, 2010, which included the following:

•	$1,236 million under our $1,750 million U.S. ABL facility, which matures in 2014. Availability under the U.S. ABL facility is subject to a borrowing base of $1,750 million at September 30, 2010, and is reduced to the extent of outstanding borrowings and outstanding letters of credit provided under the facility. At September 30, 2010, we had $514 million of outstanding letters of credit and no outstanding borrowings under the facility.

•	The receivables securitization facility, described below, was utilized to the extent permitted under the borrowing base in effect as of September 30, 2010. Borrowings of $465 million were outstanding under the facility at that date. However, in October 2010, the outstanding amounts under the facility were repaid, thereby increasing availability under the facility, subject to the borrowing base, to a maximum of €450 million.

We also currently have an accounts receivable factoring facility described below, which may be terminated with three months advance notice. In October 2010, we provided the lenders with notice of our intent to terminate the agreement.

We intend to use excess cash on hand, cash from operating activities and proceeds from asset divestitures to repay debt, which may include purchases of our outstanding bonds in the open market or otherwise. We also plan to finance our ongoing working capital, capital expenditures, debt service and other funding requirements through our future financial and operating performance, which could be affected by general economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. We believe that our excess cash, cash from operating activities and proceeds from our revolving credit facilities provide us with sufficient financial resources to meet our anticipated capital requirements and obligations as they come due.

In December 2010, we redeemed $225 million and €37.5 million ($50 million) of our 8% Senior Secured Notes due 2017, comprising 10% of the outstanding senior secured dollar notes and senior secured Euro notes, respectively. In conjunction with the redemption of these notes, we paid prepayment premiums totaling $8 million. Also in December 2010, we repaid $494 million of the Senior Term Loan Facility due 2016.

The consummation of the Debtors’ Plan of Reorganization created a significantly de-levered capital structure. At September 30, 2010, we had total short-term and long-term debt, including current maturities, of $7,325 million. At September 30, 2010, our current maturities of $8 million included the $5 million scheduled amortization of the Senior Term Loan Facility and $3 million for various non-U.S. loans. Our short-term debt of $518 million at September 30, 2010 included $465 million under our receivable securitization facility, which was repaid in October 2010 (see “Receivables securitization” below).

Guarantees — The Senior Secured Notes are jointly and severally, and fully and unconditionally guaranteed by LyondellBasell N.V. and, subject to certain exceptions, each of our existing and future wholly owned U.S. restricted subsidiaries (other than Lyondell Chemical, as issuer), other than any such subsidiary that is a subsidiary of a non-U.S. subsidiary (the “Subsidiary Guarantors” and, together with LyondellBasell N.V., the “Guarantors”).

The Senior Term Loan is guaranteed, jointly and severally, and fully and unconditionally, on a senior secured basis, initially by the Guarantors. Subject to permitted liens and other exceptions, Lyondell Chemical’s obligations and guarantees will be secured on a pari passu basis with the Senior Secured Notes by first priority security interests in the collateral securing the Senior Secured Notes and by a second priority security interest in the collateral securing the ABL Facility described below.

Obligations under our U.S. ABL Facility are guaranteed jointly and severally, and fully and unconditionally, on a senior secured basis, by the Guarantors (except, in the case of any Guarantor that is a borrower under the facility, to the extent of its own obligations in its capacity as a borrower). The borrowers’ obligations under the U.S. ABL Facility and the related guarantees are secured by (i) a first priority lien on all present and after-acquired inventory, accounts receivable, related contracts and other rights, deposit accounts into which proceeds of the foregoing are credited and books and records related thereto, together with all proceeds of the foregoing, in each case to the extent the rights, title and interest therein of any ABL borrowers and (ii) a second priority lien on the Senior Secured Notes and Senior Term Loan collateral.

The Senior Secured 11% Notes are secured by the same security package as the Senior Secured Notes, the Senior Term Loan Facility and the U.S. ABL Facility on a third-priority basis.

Covenants — The Senior Secured Notes contains covenants, subject to certain restrictions, that restrict, among other things,

•	debt and lien incurrences;

•	investments;

•	certain restricted payments;

•	sales of assets and mergers; and

•	affiliate transactions.

Several of the restrictive covenants would be suspended if we receive an investment grade rating from two rating agencies.

The Senior Term Loan Facility and the U.S.ABL facility contain covenants that are substantially similar to the Senior Secured Notes. The Senior Secured Notes and the Senior Term Loan Facility are not subject to the maintenance of specific financial covenants.

Mandatory prepayments of the loans under the U.S. ABL Facility will be made from net cash proceeds from certain sales of collateral securing the facility and insurance and condemnation awards involving the facility.

Receivables securitization — On May 4, 2010, we amended and restated an existing securitization agreement under which two of our non-U.S. subsidiaries may sell, subject to a borrowing base, up to €450 million in trade receivables. Transfers of accounts receivable under this three-year program do not qualify as sales; therefore, the transferred accounts receivable and the proceeds received through such transfers are included in trade receivables, net, and short-term debt in the consolidated balance sheets. At September 30, 2010, the amount outstanding under the facility was $465 million. In October 2010, the outstanding amounts under this facility were repaid.

Accounts Receivable Factoring Agreement — On October 8, 2009, a non-U.S. subsidiary of LyondellBasell AF entered into an accounts receivable factoring facility for up to €100 million. The factoring facility is for an indefinite period, non-recourse, unsecured and terminable by either party subject to notice. At September 30, 2010, $6 million (€4 million) was outstanding under the accounts receivable factoring agreement. In October 2010, we notified the lender that we would be terminating the factoring agreement. Outstanding amounts under the facility were repaid in November 2010 and the facility was terminated.

Off-Balance Sheet Arrangements — LyondellBasell AF was a party to a $1,150 million accounts receivable securitization facility that was scheduled to mature in December 2012 and that had some characteristics of an off-balance sheet arrangement. The accounts receivable securitization facility terminated as a result of the Chapter 11 filing and was repaid, in full, on January 9, 2009, using proceeds from the DIP Financing. See Note 13 to the Consolidated Financial Statements for additional accounts receivable information.

Contractual and Other Obligations — The following table summarizes, as of December 31, 2009, LyondellBasell AF’s minimum payments for long-term debt, including current maturities, short-term debt, and contractual and other obligations for the next five years and thereafter. With certain noted exceptions, liabilities that were subject to compromise in the bankruptcy proceedings are excluded.

		Payments Due by Period
Millions of dollars	Total	2010	2011	2012	2013	2014	Thereafter

Total debt	$6,984	$6,679	$—	$—	$—	$—	$305
Interest on total debt	693	299	24	24	24	24	297
Pension benefits:
PBO	2,778	212	151	159	209	165	1,882
Assets	(1,638)	—	—	—	—	—	(1,638)

Funded status	1,140
Other post-retirement benefits	353	24	24	24	26	26	229
Advances from customers	323	145	19	12	67	43	37
Other	509	21	11	16	15	8	438
Deferred income taxes	2,081	26	79	95	175	167	1,539
Other obligations:
Purchase obligations:
Take-or-pay contracts	16,599	1,998	1,994	1,994	1,932	1,927	6,754
Other contracts	34,944	9,695	6,375	4,092	3,934	3,751	7,097
Operating leases	1,992	267	227	189	168	148	993

Total	$65,618	$19,366	$8,904	$6,605	$6,550	$6,259	$17,933

The obligations reflected in the table above are representative of the obligations assumed by LyondellBasell N.V. as of the emergence date except for the debt-and-tax-related obligations as indicated below.

Total Debt — Total debt includes the DIP financing agreements and long- and short-term credit facilities and debt obligations of LyondellBasell AF’s non-Debtor subsidiaries, and excludes $18,370 million of debt classified as “Liabilities subject to compromise.” See “Debt, Interest and Deferred Income Taxes” below for a summary of LyondellBasell N.V.’s minimum required debt payments.

Interest  — LyondellBasell AF’s debt and related party debt agreements contained provisions for the payment of monthly, quarterly or semi-annual interest at a stated rate of interest over the term of the debt. As a result of the Bankruptcy Cases, a substantial portion of the Debtor’s prepetition debt was classified as “Liabilities subject to compromise.” The Debtors were obligated to pay interest, at the non-default rate, on the outstanding amounts under the prepetition senior secured credit facility not designated as roll-up loans, subject to certain minimum liquidity tests. The interest payments in the above table do not include projected interest payments for that portion of the prepetition senior secured credit facility included in “Liabilities subject to compromise.” Payment obligations on debt and related party debt agreements that were not classified as “Liabilities subject to compromise” are reflected in the table above. See “Debt, Interest and Deferred Income Taxes” below for a description of LyondellBasell N.V.’s minimum debt-related interest obligations.

Pension Benefits — LyondellBasell AF maintains several defined benefit pension plans, as described in Note 23 to the Consolidated Financial Statements for the year ended December 31, 2009. At December 31, 2009, the projected benefit obligation for LyondellBasell AF’s pension plans, including Equistar and

Millennium plans, exceeded the fair value of plan assets by $1,140 million. Subject to future actuarial gains and losses, as well as actual asset earnings, LyondellBasell N.V., together with its consolidated subsidiaries, will be required to fund the $1,140 million, with interest, in future years. LyondellBasell AF’s pension contributions were $52 million in 2009, $80 million in 2008 and $63 million in 2007. Required contributions are expected to be approximately $96 million in 2010. Estimates of pension benefit payments through 2014 are included in the table above. At December 31, 2009, these obligations were classified as “Liabilities subject to compromise.” However, under the Plan of Reorganization, most benefit plans remained in force after emergence and approximately $854 million of pension and other post-retirement obligations were reclassified to current or long-term liabilities, as appropriate.

Other Post-Retirement Benefits — LyondellBasell AF provided and LyondellBasell N.V. provides other post-retirement benefits, primarily medical benefits to eligible participants, as described in Note 23 to the Consolidated Financial Statements of LyondellBasell AF for the year ended December 31, 2009. LyondellBasell N.V. will pay unfunded other post-retirement benefits as incurred. Estimates of other post-retirement benefit payments through 2014 are included in the table above.

Advances from Customers — LyondellBasell AF received advances from customers in prior years in connection with long-term sales agreements under which LyondellBasell AF is obligated to deliver product primarily at cost-based prices. These advances are treated as deferred revenue and will be amortized to earnings as product is delivered over the remaining terms of the respective contracts, which primarily range from 4 to 13 years. The unamortized long-term portion of such advances totaled $287 million as of December 31, 2009.

Other — Other includes accruals for environmental remediation costs, obligations under deferred compensation arrangements, and anticipated asset retirement obligations. See “— Critical Accounting Policies” below for a discussion of obligations for environmental remediation costs.

Deferred Income Taxes — The scheduled settlement of the deferred tax liabilities shown in the table is based on the scheduled reversal of the underlying temporary differences. Actual cash tax payments will vary dependent upon future taxable income. See “Debt, Interest and Deferred Income Taxes” below for a description of LyondellBasell N.V.’s deferred income tax obligations.

Purchase Obligations — LyondellBasell AF was and LyondellBasell N.V. is party to various obligations to purchase products and services, principally for raw materials, utilities and industrial gases. These commitments are designed to assure sources of supply and are not expected to be in excess of normal requirements. The commitments are segregated into take-or-pay contracts and other contracts. Under the take-or-pay contracts, LyondellBasell AF was and LyondellBasell N.V. is obligated to make minimum payments whether or not it takes the product or service. Other contracts include contracts that specify minimum quantities; however, in the event that LyondellBasell N.V. does not take the contractual minimum, it is only obligated for any resulting economic loss suffered by the vendor. The payments shown for the other contracts assume that minimum quantities are purchased. For contracts with variable pricing terms, the minimum payments reflect the contract price at December 31, 2009. The table excludes contracts that were rejected as part of the bankruptcy process; claims related to such rejected contracts are included in “Liabilities subject to compromise.”

Operating Leases — LyondellBasell AF leased and LyondellBasell N.V. leases various facilities and equipment under noncancelable lease arrangements for various periods. See Note 20 to the Consolidated Financial Statements for related lease disclosures. The table excluded leases that were rejected as part of the bankruptcy process. Claims related to such rejected leases are included in “Liabilities subject to compromise.”

Debt and Interest and Deferred Income Taxes

The following table summarizes, as of September 30, 2010, LyondellBasell Industries N.V.’s minimum payments for long-term debt, including current maturities, and short-term debt and obligations related to deferred income tax for the next five years and thereafter.

		Payments Due by Period
Millions of dollars	Total	2010	2011	2012	2013	2014	Thereafter

Total debt	$7,325	$17	$25	$9	$470	$5	$6,799
Interest on total debt	4,654	162	645	647	634	629	1,937
Deferred income taxes	1,155	32	63	63	63	63	871

Total	$13,134	$211	$733	$719	$1,167	$697	$9,607

Total Debt — Total debt includes the Senior Secured Notes, the Senior Term Loan Facility, the Plan Roll-up Notes, the European Securitization and 8.1% guaranteed notes due 2027 (the “2027 Notes”). In December 2010, we redeemed $225 million and €37.5 million ($50 million) of our 8% senior secured dollar notes and 8% senior secured Euro notes, respectively, and repaid $494 million of the Senior Term Loan Facility due 2016. In November 2010, the accounts receivable factoring agreement was repaid and terminated. In October 2010, the outstanding amounts under the receivables securitization facility were repaid.

Interest — LyondellBasell Industries N.V.’s debt agreements contain provisions for the payment of monthly, quarterly or semi-annual interest at a stated rate of interest over the term of the debt. LyondellBasell Industries N.V. will pay interest on the Senior Secured Notes, the Senior Term Loan Facility, the Plan Roll-up Notes and the 2027 Notes. Interest on total debt in the above table will be reduced by $16 million in 2010, $65 million in 2011, $68 million in 2012, $55 million in 2013, $50 million in 2014 and $91 million thereafter as a result of the repayments in the fourth quarter 2010 of the 8% senior secured notes, the Senior Term Loan Facility, the accounts receivable factoring agreement and the receivables securitization facility described above.

Deferred Income Taxes — The scheduled settlement of the deferred tax liabilities remeasured as part of fresh-start accounting is based on the scheduled reversal of the underlying temporary differences. Actual tax payments will vary dependent upon future taxable income.

Related Party Transactions

LyondellBasell AF had related party transactions with LyondellBasell AF’s equity investees and its affiliates (see Notes 9 and 11 to the Consolidated Financial Statements of LyondellBasell AF for the year ended December 31, 2009). LyondellBasell AF believes that these transactions were effected on terms substantially no more or less favorable than those that would have been agreed upon by unrelated parties on an arm’s length basis.

In addition, prior to the Emergence Date LyondellBasell AF had related party transactions with Access Industries.

For more information on Related Party Transactions, see “Certain Relationships and Related Transactions, and Director Independence.”

Critical Accounting Policies

Management applies those accounting policies that it believes best reflect the underlying business and economic events, consistent with accounting principles generally accepted in the U.S. The accounting policies of LyondellBasell N.V. are the same policies of the Predecessor summarized in Note 2 to LyondellBasell AF’s Consolidated Financial Statements for the year ended December 31, 2009, except for those accounting policies and topics adopted in connection with fresh-start accounting as disclosed in Note 2 of LyondellBasell N.V.’s Consolidated Financial Statements for the nine months ended September 30, 2010. LyondellBasell N.V.’s more critical accounting policies include those related to long-lived assets, the valuation of goodwill, accruals for long-term employee benefit costs such as pension and other post-retirement costs, liabilities for anticipated expenditures to comply with environmental regulations, and accruals for taxes based on income. Inherent in such policies are certain key assumptions and estimates made by management. Management periodically updates its estimates used in the preparation of the financial statements based on its latest assessment of the current and projected business and general economic environment. Changes to these critical accounting policies have been reviewed with LyondellBasell N.V.’s Supervisory Board.

Long-Lived Assets — With respect to long-lived assets, key assumptions included the estimates of the asset fair values and useful lives at the emergence date and the recoverability of carrying values of fixed assets and other intangible assets, as well as the existence of any obligations associated with the retirement of fixed assets. Such estimates could be significantly modified and/or the carrying values of the assets could be impaired by such factors as new technological developments, new chemical industry entrants with significant raw material or other cost advantages, uncertainties associated with the European, U.S. and world economies, the cyclical nature of the chemical and refining industries, and uncertainties associated with governmental actions, whether regulatory or, in the case of Houston Refining LP, with respect to its crude oil contract.

The current recession and continuing weakness in financial markets have created substantial uncertainty for the global economy and the markets in which LyondellBasell N.V. operates.

Predecessor earnings for 2009 included pretax impairment charges of $17 million, primarily related to the impairment of LyondellBasell AF’s emissions allowances that were subject to reallocation to other industry participants under a proposed regulation by the Texas Commission on Environmental Quality. As part of its reorganization, LyondellBasell AF also recognized charges totaling $680 million, including $624 million for the write-off of the carrying value and related assets of its Chocolate Bayou olefins facility near Alvin, Texas and $55 million for the write-off of its EG facility in Beaumont, Texas.

Predecessor earnings for 2008 included a $218 million pretax charge for impairment of the carrying value of the assets related to LyondellBasell AF’s Berre Refinery. Also in 2008, LyondellBasell AF recognized a $7 million charge for impairment of its EG facility in Beaumont, Texas.

Predecessor earnings for 2007 included a $12 million pretax charge for impairment of the net book value of LyondellBasell AF’s Canadian facility in Varennes, Québec and $8 million for capitalized engineering costs for a new polymers plant in Germany.

For purposes of recognition and measurement of the above-noted impairments, long-lived assets were grouped with other assets and liabilities at the lowest level for which identifiable cash flows were largely independent of the cash flows of other assets and liabilities.

The estimated useful lives of long-lived assets range from 3 to 30 years. Depreciation and amortization of these assets, including amortization of deferred turnaround costs, under the straight-line method over their estimated useful lives totaled $1,774 million in 2009. If the useful lives of the assets were found to be shorter than originally estimated, depreciation and amortization charges would be accelerated over the revised useful life.

Goodwill  — Goodwill of $1,105 million at September 30, 2010 represents the tax effect of the differences between the tax and book bases of the Company’s assets and liabilities resulting from the Company’s revaluation of those assets and liabilities to fair value in connection with the Company’s emergence from bankruptcy and adoption of fresh-start accounting. LyondellBasell N.V. evaluates the carrying value of goodwill annually or more frequently if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability is determined by comparing the estimated fair value of the reporting unit to which the goodwill applies to the carrying value, including goodwill, of that reporting unit.

The recoverability of LyondellBasell N.V.’s goodwill is dependent upon the future operating results associated with its reporting units, which could change significantly based upon business performance or other factors.

Long-Term Employee Benefit Costs — The costs to LyondellBasell AF of long-term employee benefits, particularly pension and other post-retirement medical and life insurance benefits, are incurred over long periods of time, and involve many uncertainties over those periods. The net periodic benefit cost attributable to current periods is based on several assumptions about such future uncertainties, and is sensitive to changes in those assumptions. It is management’s responsibility, often with the assistance of independent experts, to select assumptions that in its judgment represent its best estimates of the future effects of those uncertainties. It also is management’s responsibility to review those assumptions periodically to reflect changes in economic or other factors that affect those assumptions.

The current benefit service costs, as well as the existing liabilities, for pensions and other post-retirement benefits are measured on a discounted present value basis. The discount rate is a current rate, related to the rate at which the liabilities could be settled. LyondellBasell N.V.’s assumed discount rate is based on published average rates for high-quality (Aa rating) ten-year fixed income securities. For the purpose of measuring the benefit obligations at April 30, 2010, LyondellBasell N.V. used 5.75% for most U.S. plans while a rate of 5.50% was used for certain U.S. plans to reflect the different terms of the related benefit obligations. Obligations for non-U.S. plans were measured using a discount rate of 4.99%, which reflects market interest rates. Net periodic benefit cost for 2010 is being measured using the December 31, 2009 discount rates.

The benefit obligation and the periodic cost of other post-retirement medical benefits also are measured based on assumed rates of future increase in the per capita cost of covered health care benefits. As of April 30, 2010, the assumed rate of increase was 9.5%, decreasing to 5% in 2026 and thereafter. A one percentage point change in the health care cost trend rate assumption would have no significant effect on either the benefit liability or the net periodic cost due to limits on LyondellBasell N.V.’s maximum contribution level under the medical plan. As of December 31, 2009, the assumed rate of increase was 8% for 2010, decreasing 0.5% per year to 5% in 2016 and thereafter.

The net periodic cost of pension benefits included in expense also is affected by the expected long-term rate of return on plan assets assumption. Investment returns that are recognized currently in net income represent the expected long-term rate of return on plan assets applied to a market-related value of plan assets which, for LyondellBasell N.V., is defined as the market value of assets. The expected rate of return on plan assets is a longer term rate, and is expected to change less frequently than the current assumed discount rate, reflecting long-term market expectations, rather than current fluctuations in market conditions.

The weighted average expected long-term rates of return on U.S. and non-U.S. plan assets for LyondellBasell N.V. are and for LyondellBasell AF were 8.0% and 5.78%, respectively. These rates of return are based on the average level of earnings that management’s independent pension investment advisor had advised could be expected to be earned over time. The expectation is based on an asset allocation that varies by region. The asset allocations are summarized in Note 23 to the Consolidated Financial Statements of LyondellBasell AF for the year ended December 31, 2009. The actual rates of return in 2009 for U.S. and non-U.S. plan assets were 23% and 6%, respectively.

The actual rates of return on plan assets may differ from the expected rates due to the volatility normally experienced in capital markets. Management’s goal is to manage the investments over the long term to achieve optimal returns with an acceptable level of risk and volatility.

Net periodic pension cost recognized each year includes the expected asset earnings, rather than the actual earnings or loss. This unrecognized amount, to the extent it exceeds 10% of the projected benefit obligation for the respective plan, is recognized as additional net periodic benefit cost over the average remaining service period of the participants in each plan.

In May 2010, LyondellBasell N.V. resumed matching contributions under the Company’s defined contribution plans (Employee Savings Plans). LyondellBasell AF had temporarily suspended these contributions beginning in March 2009 as a result of the bankruptcy.

Additional information on the key assumptions underlying these benefit costs appears in Note 23 to the Consolidated Financial Statements of LyondellBasell AF for the year ended December 31, 2009.

Liabilities for Environmental Remediation Costs — Anticipated expenditures related to investigation and remediation of contaminated sites, which include current and former plant sites and other remediation sites, are accrued when it is probable a liability has been incurred and the amount of the liability can be reasonably estimated. Only ongoing operating and monitoring costs, the timing of which can be determined with reasonable certainty, are discounted to present value. Future legal costs associated with such matters, which generally are not estimable, are not included in these liabilities.

As of September 30, 2010, LyondellBasell N.V.’s accrued liability for future environmental remediation costs at current and former plant sites and other remediation sites totaled $95 million. The liabilities for individual sites range from less than $1 million to $23 million, and remediation expenditures are expected to occur over a number of years, and not to be concentrated in any single year. In the opinion of management, it is reasonably possible that losses in excess of the liabilities recorded may have been incurred. However, we cannot estimate any amount or range of such possible additional losses. New information about sites, new technology or future developments such as involvement in investigations by regulatory agencies, could require LyondellBasell N.V. to reassess potential exposure related to environmental matters. See Note 25 to the Consolidated Financial Statements of LyondellBasell AF for the year ended December 31, 2009 and Note 16 to the unaudited Consolidated Financial Statements of LyondellBasell N.V. for the quarter ended September 30, 2010 for further discussion of environmental remediation matters.

Accruals for Taxes Based on Income — The determination of our provision for income taxes and the calculation of our tax benefits and liabilities is subject to management’s estimates and judgments due to the complexity of the tax laws in the tax jurisdictions in which we operate. Uncertainties exist with respect to interpretation of these complex U.S. federal and non-U.S. tax regulations.

Deferred tax assets and liabilities are determined based on temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

We recognize future tax benefits to the extent that the realization of these benefits is more likely than not. Our current provision for income taxes was impacted significantly by the initial recognition of valuation allowances related to net deferred assets in certain non-U.S. jurisdictions. Further changes to these valuation allowances may impact our future provision for income taxes, which will include no tax benefit with respect to losses incurred and no tax expense with respect to income generated in these countries until the respective valuation allowance is eliminated.

For further information related to income taxes, see Note 24 to the Consolidated Financial Statements of LyondellBasell AF for the year ended December 31, 2009.

Accounting and Reporting Changes

For a discussion of the potential impact of new accounting pronouncements on the consolidated financial statements, see Note 2 to LyondellBasell AF’s Consolidated Financial Statements for the year ended December 31, 2009 and Note 2 to LyondellBasell N.V.’s unaudited Consolidated Financial Statements for the quarter ended September 30, 2010.

Quantitative and Qualitative Disclosures About Market Risk

See Note 22 to the Consolidated Financial Statements for the year ended December 31, 2009 for discussion of LyondellBasell AF’s management of commodity price risk, foreign currency exposure and interest rate risk through its use of derivative instruments and hedging activities.

Commodity Price Risk

A substantial portion of our products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, product margins and the level of our profitability tend to fluctuate with changes in the business cycle. We try to protect against such instability through various business strategies. These include provisions in sales contracts allowing us to pass on higher raw material costs through timely price increases, formula price contracts to transfer or share commodity price risk, and increasing the depth and breadth of our product portfolio.

In addition, we selectively use commodity swap, option, and futures contracts with various terms to manage the volatility related to purchases of natural gas and raw materials, as well as product sales. Such contracts are generally limited to durations of one year or less. Cash-flow hedge accounting is normally elected for these derivative transactions; however, in some cases, when the duration of a derivative is short, hedge accounting is not elected. When hedge accounting is not elected, the changes in fair value of these instruments will be recorded in earnings. When hedge accounting is elected, gains and losses on these instruments will be deferred in accumulated other comprehensive income (“AOCI”), to the extent that the hedge remains effective, until the underlying transaction is recognized in earnings.

We use value at risk (“VAR”), stress testing and scenario analysis for risk measurement and control purposes. VAR estimates the maximum potential loss in fair market values, given a certain move in prices over a certain period of time, using specified confidence levels. Using sensitivity analysis and hypothetical unfavorable changes in market prices ranging from 8% to 12% from those in effect at September 30, 2010, the effect would have been to reduce LyondellBasell N.V.’s net income by approximately $2 million. The quantitative information about market risk is necessarily limited because it does not take into account the effects of the underlying operating transactions.

Foreign Exchange Risk

We manufacture and market our products in a number of countries throughout the world and, as a result, are exposed to changes in foreign currency exchange rates. Costs in some countries are incurred, in part, in currencies other than the applicable functional currency.

Interest Rate Risk

We are exposed to interest rate risk with respect to variable rate debt. Using sensitivity analysis and a hypothetical 1% increase in interest rates from those in effect at September 30, 2010, the increase in LyondellBasell N.V.’s annual interest expense on the variable-rate debt of $987 million would have reduced net income by approximately $10 million.

During 2008, LyondellBasell AF entered into interest rate swap agreements, maturing in 2013, in the notional amount of $2,350 million. These interest rate swaps were designated as cash-flow hedges of the interest cash flows for the period between April 2009 and June 2013 and effectively converted a portion of LyondellBasell AF’s variable rate, long-term debt to fixed rate debt for the period of the hedge. The variable portion of the interest rate would have converted to a fixed rate ranging from 3.6% to 4.6%.

In January 2009, LyondellBasell AF received notice of termination for these interest rate swap agreements after certain of its subsidiaries filed voluntary petitions for protection under Chapter 11. At December 31, 2009 and 2008, the fair value of these interest rate swap agreements resulted in payables of $201 million and $196 million, respectively, which were classified as “Liabilities subject to compromise” and “Accrued liabilities,” respectively.

LyondellBasell AF entered into a cross-currency interest rate swap for a principal amount of $365 million in conjunction with the issuance of $615 million of senior notes due in 2015. The swap involved the payment of fixed interest and, upon maturity, principal amounts in euro in exchange for corresponding receipts in U.S. dollars. This swap was designated as a cash-flow hedge. Accordingly, in 2008, a $22 million loss was reclassified from AOCI to “Other income, net” in the Consolidated Statements of Operations related to the changes in fair value.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ownership of Existing Equity Securities

As of February 1, 2011, we had 566,002,295 shares issued and outstanding, not including shares issuable pursuant to equity awards granted under our equity compensation plans. Each ordinary share carries one vote in LyondellBasell Industries N.V.’s general meeting of shareholders and is entitled to any dividends declared.

As of February 1, 2011, we had warrants to purchase 9,161,786 shares issued and outstanding. The warrants have an exercise price of $15.90 per share. The warrants have anti-dilution protection for in-kind stock dividends, stock splits, stock combinations and similar transactions and may be exercised at any time during the period beginning on April 30, 2010 and ending at the close of business on the seventh anniversary of the issue date. Upon an affiliate change of control, the holders of the warrants may sell to LyondellBasell Industries N.V. the warrants at a price equal to, as applicable, the in-the-money value of the warrants or the Black Scholes value of the warrants.

As part of the Plan of Reorganization, certain equity-based awards to certain senior management of LyondellBasell Industries N.V. and its subsidiaries were effective as of the effective date of the Plan of Reorganization. See “Market Price of and Dividends on Our Common Equity and Related Shareholder Matters — Equity Compensation Plan Information.”

The following table indicates information, to our knowledge, as of February 1, 2011 regarding the beneficial ownership of our ordinary shares by:

•	Each holder of greater than 5% of our ordinary shares;

•	Each member of our Supervisory Board and Management Board;

•	Each of our executive officers; and

•	All of our current board members and executive officers as a group.

Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security. The rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options or warrants held by that person, which are immediately exercisable or exercisable within 60 days of the determination date. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

Percent of
	Total Number of Shares		All Ordinary
Name and Address of Beneficial Owner	Beneficially Owned		Shares(1)

5% Beneficial Owners:
Apollo Management Holdings, L.P.(2)	164,898,365		29.1%
9 West 57th Street New York, NY 10019
Funds under the management of Ares Management LLC(3)	36,238,505	(3)	6.4%
2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067
Certain affiliates of Access Industries(4)	90,443,366		15.9%
730 Fifth Ave., 20th Floor New York, NY 10019
FMR LLC(5)	35,530,161		6.3%
82 Devonshire Street
Boston, MA 02109
Members of Supervisory Board, Management Board and named executive officers:
Milton Carroll	—		*
Stephen F. Cooper	—		*
Joshua J. Harris(6)	—		*
Scott M. Kleinman(7)	—		*
Marvin O. Schlanger(8)	—		*
Jeffrey S. Serota(9)	—		*
Bruce A. Smith	—		*
Rudy M.J. van der Meer	—		*
James L. Gallogly(10)	1,127,804	(10)	*
C. Kent Potter	—		*
Craig Glidden	—		*
Kevin Brown	—		*

*	Less than 1% of issued and outstanding ordinary shares.

(1)	All percentages are based on 566,002,295 ordinary shares outstanding as of February 1, 2011.

(2)	Apollo Management Holdings, L.P. is the general partner or manager of various Apollo investment managers that, through various affiliated investment managers, manage four of the Apollo investments funds that hold our shares. Apollo Principal Holdings II, L.P. is the general partner or manager of various Apollo investment advisors that, indirectly through various affiliated investment advisors, provide investment advisor services to various Apollo investment funds, including one of the Apollo investment funds that hold our shares. Apollo Principal Holdings III, L.P. is the general partner or manager of various Apollo investment advisors that, indirectly through various affiliated investment advisors, provide investment advisor services to various Apollo investment funds, including one of the Apollo investment funds that hold our shares. Apollo Management Holdings GP, LLC is the general partner of Apollo Management Holdings, L.P., Apollo Principal Holdings II GP, LLC is the general partner of Apollo Principal Holdings II, L.P. and Apollo Principal Holdings III GP Ltd. is the general partner of Apollo Principal Holdings III, L.P. Leon Black, Joshua Harris and Marc Rowan are the principal executive officers and managers of Apollo Management Holdings GP, LLC and of Apollo Principal Holdings II GP, LLC. Each of Apollo Management Holdings GP, LLC, Apollo Management Holdings, L.P. and its affiliated investment managers, Apollo Principal Holdings II GP, LLC, Apollo Principal Holdings II, L.P. and its affiliated investment advisors, Apollo Principal Holdings III GP Ltd., Apollo Principal Holdings III, L.P. and its affiliated investment advisors, and Messrs. Black, Harris and Rowan disclaims beneficial ownership of any ordinary shares that may be held or acquired by any of the Apollo investment funds, except to the extent of any pecuniary interest therein.

(3)	Ares Management is a private investment management firm that indirectly controls ACOF III and manages certain other investment vehicles that became recordholders of our outstanding ordinary shares upon the Emergence Date (together with ACOF III, the “Ares Recordholders”). Ares Management and each of its affiliated entities and the officers, partners, members and managers thereof, other than the Ares Recordholders (with respect to the shares held directly by ACOF III and the other Ares Recordholders respectively), expressly disclaim beneficial ownership, and any pecuniary interest therein, of any ordinary shares owned by the Ares Recordholders. The shares listed include warrants to purchase 658,412 shares at an exercise price of $15.90, which are currently exercisable.

(4)	Access Industries is a privately-held U.S. industrial group with holdings primarily in natural resources and chemicals, media and telecommunications and real estate, which controls directly or indirectly AI International Chemicals S.à r.l. and certain other entities that became recordholders of our outstanding ordinary shares on or after the Emergence Date (collectively, the “Access Recordholders”). Len Blavatnik, an individual whose principal occupation is Chairman of Access Industries, may be deemed to beneficially own the shares held by one or more of the Access Recordholders. Access Industries and each of its affiliated entities and the officers, partners, members and managers thereof (including, without limitation, Mr. Blavatnik), other than the Access Recordholders, disclaim beneficial ownership of any ordinary shares owned by the Access Recordholders, except to the extent of any pecuniary interest therein.

(5)	Based on information provided in a Schedule 13G filed by FMR LLC and Edward C. Johnson on January 11, 2011.

(6)	Mr. Harris is associated with Apollo. Mr. Harris disclaims beneficial ownership of ordinary shares beneficially owned by Apollo or any affiliated shareholder, except to the extent of any pecuniary interest therein. The business address for Mr. Harris is 9 West 57th street, New York, New York 10019.

(7)	Mr. Kleinman is associated with Apollo. Mr. Kleinman disclaims beneficial ownership of ordinary shares beneficially owned by Apollo or any affiliated shareholder, except to the extent of any pecuniary interest therein. The business address for Mr. Kleinman is 9 West 57th Street, New York, New York 10019.

(8)	The address of Mr. Schlanger is One Greentree Centre, Suite 201, Marlton, New Jersey 08053.

(9)	Does not include ordinary shares owned by the Ares Recordholders. Mr. Serota is a Senior Partner in the Private Equity Group of Ares Management. Mr. Serota expressly disclaims beneficial ownership of ordinary shares owned by the Ares Recordholders and any other shareholder. The business address for Mr. Serota is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(10)	Mr. Gallogly is the sole member of the Management Board. The business address for Mr. Gallogly is 1221 McKinney Street, Suite 700, Houston, Texas 77010.

Mr. Gallogly was issued 1,771,794 shares of restricted stock upon our emergence from bankruptcy. Additionally, Mr. Gallogly was granted options to purchase an aggregate of 5,639,020 ordinary shares at an exercise price of $17.61 per share, of which 1,127,804 have vested and are reflected in the table. The restricted shares vest in full five years from the date of Mr. Gallogly’s employment agreement of May 14, 2009 and the options vest in equal annual increments over the same five-year period, and expire April 30, 2017.

Unless otherwise noted, the address for each person listed on the table is c/o LyondellBasell Industries N.V., Weena 737, 3013AM, Rotterdam, The Netherlands.

DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers

The table below sets out the names of the members of our management and their positions as of February 1, 2011.

Name, Age and Current	Business Experience During Past Five Years
Position with LyondellBasell	and Period Served as Officer(s)

James L. Gallogly, 58 Chief Executive Officer	Mr. Gallogly was named Chief Executive Officer in May 2009. He was Executive Vice President of Exploration and Production for ConocoPhillips from October 2008 to May 2009 and served as its Executive Vice President of Refining, Marketing and Transportation from April 2006 to October 2008. Mr. Gallogly was President and Chief Executive Officer of Chevron Phillips Chemical Company LLC from July 2000 to March 2006 and served as a member of its Board of Directors.
C. Kent Potter, 64 Executive Vice President and Chief Financial Officer	Mr. Potter was named Chief Financial Officer in August 2009. Mr. Potter was the Chief Financial Officer of TNK-BP, Russia’s third largest oil company from June 2003 to October 2005. Mr. Potter was previously Senior Vice President and Chief Financial Officer for Chevron Phillips Chemical Company (a major producer of polyolefins) from 2000 to June 2003 and served as a member of Chevron Phillips Chemical Company’s Board of Directors. Mr. Potter also served as a member of the Supervisory Board and Chairman of the Audit Committee of Basell AF S.C.A. and its successor, LyondellBasell AF, from November 2005 through July 2009.
Craig Glidden, 53 Executive Vice President and Chief Legal Officer	Mr. Glidden was named Executive Vice President and Chief Legal Officer in August 2009. Mr. Glidden served as Senior Vice President, Legal and Public Affairs, General Counsel and Corporate Secretary of Chevron Phillips Chemical Company from April 2004 to August 2009 and as its Vice President, General Counsel and Corporate Secretary from July 2000 to April 2004. Before joining Chevron Phillips Chemical, Mr. Glidden engaged in the private practice of law focusing on litigation and arbitration of complex commercial disputes.
Kevin W. Brown, 53 Senior Vice President, Refining	Mr. Brown was named Senior Vice President, Refining in October 2009. He served as Senior Vice President and Executive Vice President, Operations for Sinclair Oil Corporation from March 1994 to September 2009 and served as a member of Sinclair’s Board of Directors. From July 1992 to February 1994, Mr. Brown was Refinery Manager of the Sinclair Tulsa Refinery. From September 2008 to June 2009, he also served as the Chairman of the Board of the National Petrochemical and Refiners Association.

Name, Age and Current	Business Experience During Past Five Years
Position with LyondellBasell	and Period Served as Officer(s)

Massimo Covezzi, 53 Senior Vice President, Research and Development	Mr. Covezzi was named Senior Vice President, Research and Development in January 2008. From August 2005 to December 2007, he served as Head of Research and Development of Basell.
Paul Davies, 48 Vice President & Chief Human Resources Officer	Mr. Davies was named Vice President and Human Resources Officer in June 2010. He worked as an independent Human Resources Consultant from September 2008 until he joined the Company. From August 1996 to September 2008, he served as VP Human Resources at Wyeth Pharmaceuticals.
Wendy M. Johnson, 51 Chief Accounting Officer	Ms. Johnson was named Chief Accounting Officer in July 2010. She served as Vice President, Assistant Corporate Controller from January 2008 to June 2010. From December 2004 to January 2008, she served as Director, Global Manufacturing and Accounting at Lyondell Chemical.
Bhavesh V. (Bob) Patel, 44 Senior Vice President, O&P — EAI	Mr. Patel was named Senior Vice President, O&P — EAI in November 2010. He served as Senior Vice President, April 2010 to November 2010. He served as General Manager, Olefins and NGLs for Chevron Phillips Chemical Company from May 2009 to March 2010 and as its General Manager, Asia Pacific Region — Singapore from April 2008 to May 2009. Previously, he served as Business Manager, Olefins for Chevron Phillips Chemical Company from January 2005 to April 2008.
Patrick Quarles, 43 Senior Vice President, Intermediates & Derivates	Mr. Quarles was named Senior Vice President, Intermediates & Derivates in January 2010. He served as Divisional Senior Vice President at LyondellBasell AF from December 2007 to December 2009. He served as vice president for Performance Chemicals at Lyondell Chemical from 2004 to December 2007.
Paramjit Singh, 50 Senior Vice President, Manufacturing — EAI	Mr. Singh was named Senior Vice President, Manufacturing — EAI in January 2009. He served as Senior Vice President, Technology Services of LyondellBasell AF from August 2005 to December 2008. From June 2003 to July 2005, Mr. Singh was Senior Vice President, Global Projects & Engineering for Basell Polyolefins Europe.
Samuel Smolik, 57 Vice President, Health, Safety, Environment and Operational Excellence	Mr. Smolik was named Vice President Health, Safety, Environment and Operational Excellence in November 2009. He served as Vice President Downstream Health, Safety and Environment for Royal Dutch Shell from August 2004 to October 2009.
Francesco Svelto, 50 Treasurer	Mr. Svelto was named Treasurer in January 2010. He served as Interim Treasurer of LyondellBasell AF from July 2009 to December 2009. From January 2008 to June 2009, he served as Divisional VP, Business Finance, Polymers at LyondellBasell AF and as Treasurer of Basell from May 2004 to December 2007.
Karen Swindler, 45 Senior Vice President, Manufacturing — Americas	Ms. Swindler was named Senior Vice President, Manufacturing — Americas in November 2009. She served as Director of Performance Improvement from July 2009 to November 2009 and as Divisional Vice President of North America Polymers Manufacturing from January 2008 to July 2009 at LyondellBasell AF. From July 2003 to December 2007, Ms. Swindler held positions as Vice President of Health, Safety and Environment, Divisional Vice President of Manufacturing Northern Region, and Divisional Vice President of North America Polymers Manufacturing, at Lyondell Chemical.
Sergey Vasnetsov, 47 Senior Vice President, Strategic Planning and Transactions	Mr. Vasnetsov was named Senior Vice President, Strategic Planning and Transactions in August 2010. From 1999 to 2010 he served as a Managing Director of Equity Research and the head of the global chemical research team at Lehman Brothers and its successor, Barclays Capital.

Boards of Directors

The Supervisory Board of LyondellBasell Industries N.V. will consist of at least nine members, four of whom will be independent members of the Supervisory Board. Within one year of our ordinary shares being listed on the NYSE, the size of the Supervisory Board will be increased and additional independent directors will be appointed as necessary to ensure that a majority of the directors will be independent within the meaning of the NYSE listing requirements. Of the initial Supervisory Board, Apollo had the right to nominate three initial Supervisory Board members, Access Industries had the right to nominate one initial Supervisory Board member and ACOF III (on behalf of itself and the other Ares Recordholders) had the right to nominate one initial Supervisory Board member. The remaining initial Supervisory Board members are independent and will be identified by a search firm, subject to the approval of the selling shareholders (such approval not to be unreasonably withheld). The selling shareholders each entered into a binding nomination agreement with LyondellBasell Industries N.V. pursuant to which LyondellBasell Industries N.V. has agreed that, following appointment of the initial Supervisory Board, (i) if a selling shareholder, together with its affiliates, owns 18% or more of our outstanding ordinary shares, such shareholder will have the right to nominate three members of the Supervisory Board; (ii) if a selling shareholder, together with its affiliates, owns at least 12% but less than 18% of our outstanding ordinary shares, such shareholder will have the right to nominate two members of the Supervisory Board; and (iii) if a selling shareholder, together with its affiliates, owns at least 5% but less than 12% of our outstanding ordinary shares, such shareholder will have the right to nominate one member of the Supervisory Board. Access Industries, whose ownership level recently passed the 12% threshold, has indicated its intention to appoint an additional member to the Supervisory Board in due course. The size of the Supervisory Board may be increased from time to time to the extent necessary to ensure that a majority of the members are independent in accordance with the NYSE standard for independence after giving effect to the foregoing.

Apollo nominated Joshua J. Harris, Scott M. Kleinman and Marvin O. Schlanger; Access Industries originally nominated Philip Kassin; and ACOF III (on behalf of itself and the other Ares Recordholders) nominated Jeffrey S. Serota to serve on the Supervisory Board. Each of these individuals was appointed to the Supervisory Board effective as of April 30, 2010. On July 13, 2010, a transitional committee of the Company consisting of our Chief Financial Officer and Chief Legal Officer appointed Milton Carroll, Bruce A. Smith and Rudy van der Meer to the Supervisory Board. On August 2, 2010, Mr. Kassin resigned from the Supervisory Board and Stephen F. Cooper, his replacement nominated by Access, was appointed by the general meeting of shareholders. Additionally, on June 2, 2010, the members of the Supervisory Board appointed Mr. Schlanger as Chairman of the Board.

Each of the members of such initial board will serve in accordance with applicable Dutch law, the internal rules of the Supervisory Board, applicable corporate governance principles and our articles of association (as amended from time to time, our “Articles of Association”). The Supervisory Board, in consultation with the Management Board, will determine the overall strategy and policy of LyondellBasell Industries N.V. and the LyondellBasell group of companies. The Management Board will be responsible for the execution of such strategy and policy, as well as the management of our day-to-day operations. The Management Board will submit proposals for the overall strategy and policy to the Supervisory Board for its approval. In addition, certain Management Board actions, including extraordinary transactions, will require the approval of the Supervisory Board and the general meeting of shareholders. The Chief Executive Officer will be the sole member of the initial Management Board. The Management Board may delegate certain tasks to the Chief Executive Officer and certain other officers of the LyondellBasell group of companies, but the Management Board will remain responsible for the proper performance of the delegated tasks.

Supervisory Board Committees

The Supervisory Board currently has an audit committee, a nominating and governance committee, a compensation committee and a health, safety and environmental committee. Each committee will be made up of at least three members of the Supervisory Board. Pursuant to the binding nomination agreements described above, except as may be prohibited by law or regulation (including rules of the NYSE), Apollo has, and ACOF III (on behalf of itself and the other Ares Recordholders) and Access Industries may have, depending on the percentages of shares owned by them and/or the investment funds managed or controlled by them, the right to representation on each committee of the Supervisory Board.

Audit Committee.  The audit committee, which consists of Bruce A. Smith (Chairman), Milton Carroll and Scott Kleinman, in accordance with its charter, is responsible for:

•	Recommending independent auditors for shareholder approval, overseeing and reviewing reports of independent auditors and serving as an intermediary between independent auditors and management.

•	Overseeing the proper functioning and appropriateness of our financial reporting processes and accounting policies.

•	Overseeing and reviewing the internal audit functions and reporting.

•	Monitoring and discussing risk assessment and risk management services with the management and the internal auditor.

•	Evaluating and maintaining proper ethical compliance functions.

Compensation Committee.  The compensation committee, which consists of Milton Carroll (Chairman), Rudy Van der Meer and Scott Kleinman, in accordance with its charter, is responsible for:

•	Making a proposal for adoption by the Supervisory Board of the compensation philosophy, structure, policies and guidelines for the managing directors, executive officers and senior management.

•	Establishing and reviewing annual incentive and long-term incentive compensation plans, including equity-based incentive compensation plans, for employees.

•	Establishing and reviewing benefit or other plans or programs for employees.

•	Establishing and reviewing corporate goals and objectives relevant to the Chief Executive Officer’s compensation, including the long-term incentive component, evaluate the Chief Executive Officer’s performance in light of those goals and objectives and determine the Chief Executive Officer’s compensation level based on this evaluation.

•	Preparing a report on executive compensation, as required by the SEC rules, to be included in our annual proxy statement to shareholders and the Supervisory Board report on compensation to be included in the Dutch Annual Report.

Nominating and Governance Committee.  The nominating and governance committee, which consists of Bruce A Smith (Chairman), Milton Carroll and Scott Kleinman, in accordance with its charter, is responsible for:

•	Periodically evaluating the performance and functioning of the Supervisory Board and the Management Board.

•	Developing, reviewing and recommending to the Supervisory Board a set of corporate governance guidelines.

•	Developing and recommending criteria for Supervisory Board membership and size and structure of the Supervisory Board.

•	Identifying and recommending qualified candidates for membership on the Supervisory Board.

•	Recommending the structure and composition of, and nominees for, the standing committees of the Supervisory Board.

Health, Safety and Environmental Committee.  The health, safety and environmental committee, which consists of Rudy Van der Meer (Chairman) and Marv Schlanger, in accordance with its charter, is responsible for:

•	Periodically reviewing the status of the Company’s environment, health and safety policies and performance, including processes to ensure compliance with applicable laws and regulations.

•	Providing input to the Company on the management of current and emerging environment, health and safety issues.

•	Reporting periodically to the Supervisory Board on environment, health and safety matters affecting the Company.

•	Reviewing the Company’s progress on sustainable development.

Meetings and Voting

The Supervisory Board and Management Board will each hold approximately six regularly scheduled meetings per year with the meetings of the Management Board coinciding with those of the Supervisory Board. Members of the Supervisory Board and Management Board are each entitled to cast one vote at their respective meetings and resolutions of each Board will pass by an absolute majority of the votes cast.

Removal of Directors

LyondellBasell Industries N.V.’s Articles of Association provide that the Supervisory Board members may be suspended or dismissed by a vote of the ordinary shareholders, at a general meeting of the ordinary shareholders, upon a vote of holders of at least 2/3 of the ordinary shares present, which shares must represent at least half of the issued share capital. The members of the Management Board may be suspended or dismissed by a vote of the ordinary shareholders at a general meeting of ordinary shareholders, upon a vote of holders of at least 2/3 of the ordinary shares present, which ordinary shares must represent at least half of the issued ordinary share capital. The members of the Management Board may also be suspended by a majority of the Supervisory Board members. In the event that Mr. Gallogly ceases to be employed as Chief Executive Officer of Lyondell Chemical, he has agreed to immediately resign from his position as a member of the Management Board.

Members of Boards of Directors

Supervisory Board.  The table below sets out the names of the current members of the Supervisory Board.

Name and Age	Business Experience During Past Five Years

Milton Carroll, 60	Mr. Carroll is Chairman of the Board of CenterPoint Energy, Inc., a public utility holding company, where he has served since 2002 and Chairman of Instrument Products, Inc., a private oil-tool manufacturing company, where he has served since 1977. Mr. Carroll serves on the Board of Directors of Halliburton Company, Health Care Service Corporation, and Western Gas Holdings LLC, the general partner of Western Gas Partners, L.P.

Stephen F. Cooper, 64	Mr. Cooper is an advisor at Zolfo Cooper, a leading financial advisory and interim management firm, of which he was a co-founder and former Chairman. Mr. Cooper has over 30 years of experience as a financial advisor, and has served as Vice Chairman and member of the office of Chief Executive Officer of Metro-Goldwyn-Mayer, Inc.; Chief Executive Officer of Hawaiian Telcom; Executive Chairman of Blue Bird Corporation; Chairman of the Board of Collins & Aikman Corporation; Chief Executive Officer of Krispy Kreme Doughnuts; and Chief Executive Officer and Chief Restructuring Officer of Enron Corporation. Mr. Cooper served on the supervisory board as Vice Chairman and served as the Chairman of the Restructuring Committee of LyondellBasell Industries AF S.C.A., the predecessor of the Company.

Joshua J. Harris, 46	Mr. Harris is a Senior Managing Director of Apollo Global Management, LLC and Managing Partner of Apollo Management, L.P. which he co-founded in 1990. Prior to 1990, Mr. Harris was a member of the Mergers and Acquisitions Group of Drexel Burnham Lambert Incorporated. Mr. Harris currently serves on the boards of directors of the general partner of AP Alternative Assets, Apollo Global Management, LLC, Berry Plastics Group Inc., CEVA Group plc and Momentive Performance Materials Holdings LLC. Mr. Harris has previously served on the boards of directors of Hexion Specialty Chemicals, Inc., Verso Paper, Metals USA, Nalco, Allied Waste Industries, Pacer International, General Nutrition Centers, Furniture Brands International, Compass Minerals Group, Alliance Imaging, NRT Inc., Covalence Specialty Materials, United Agri Products, Quality Distribution, Whitmire Distribution, and Noranda Aluminum.

Name and Age	Business Experience During Past Five Years

Scott M. Kleinman, 38	Mr. Kleinman is a Senior Partner at Apollo, where he has worked since February 1996. Prior to that time, Mr. Kleinman was employed by Smith Barney Inc. in its Investment Banking division. Mr. Kleinman is also a director of Momentive Performance Materials Holdings LLC, Noranda Aluminum Holding Corporation, Realogy Corporation and Verso Paper Corp. Mr. Kleinman previously served on the board of directors of Hexion Specialty Chemicals, Inc.

Marvin O. Schlanger, 62 (Chairman of the Board)	Since October 1998, Mr. Schlanger has been a principal in the firm of Cherry Hill Chemical Investments, LLC, which provides management services and capital to chemical and allied industries. Prior to October 1998, Mr. Schlanger held various positions with ARCO Chemical Company, serving as President and Chief Executive Officer from May 1998 to July 1998 and as Executive Vice President and Chief Operating Officer from 1994 to May 1998. Mr. Schlanger is also a director and the Chairman of the Board of CEVA Group Plc, and a director of Momentive Performance Materials Holdings LLC, UGI Corporation, UGI Utilities Inc. and Amerigas Propane, Inc. Mr. Schlanger previously served as a director and the Vice Chairman of the Board of Hexion Specialty Chemicals, Inc.

Jeffrey S. Serota, 44	Mr. Serota is a Senior Partner in the Private Equity Group of Ares Management LLC, where he has worked since 1997. Mr. Serota is also a director of Exco Resources, Inc., Marietta Corporation, SandRidge Energy, Inc., and WCA Waste Corporation. Mr. Serota previously served as a director of Douglas Dynamics, Inc. from 2004 until October 2010.

Bruce A. Smith, 67	Mr. Smith is the retired Chairman of the Board, President and Chief Executive Officer of Tesoro Corporation, where he served from 1996 until 2010. Before being named as Chairman of the Board, Mr. Smith served as a director of Tesoro and also served as its Executive Vice President, Chief Financial Officer and Chief Operating Officer before becoming President and Chief Executive Officer.

Rudy M.J. van der Meer, 66	Mr. van der Meer is Chairman of the supervisory boards of Imtech N.V., Gazelle Holding B.V., and Energie Beheer Nederland B.V. He also is a member of the supervisory boards of James Hardie Industries S.E., ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. Mr. van der Meer previously was associated with AkzoNobel N.V. for 32 years, where he held a number of senior positions including Chief Executive Officer — Coatings, CEO-Chemicals, during a 12 year period as member of the Executive Board of AkzoNobel N.V., and before that as Division President —Akzo Salt & Base Chemicals.

Management Board.  Our Chief Executive Officer, James L. Gallogly, was appointed as the sole member of the Management Board effective April 30, 2010.

The address of each member of the Supervisory Board and the Management Board is c/o LyondellBasell Industries N.V., Weena 737, 3013AM, Rotterdam, The Netherlands.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

During the past year and since the commencement of the bankruptcy cases, we have had numerous significant changes in our executive leadership. Specifically, Mr. Volker Trautz, our former Chief Executive Officer, retired. After a comprehensive search and interview process, the Supervisory Board selected Mr. James Gallogly to assume the position of Chief Executive Officer. He began work on our behalf in May 2009, and his retention and employment agreement was subsequently approved by the bankruptcy court. Additionally, Mr. Alan Bigman resigned from the position of Chief Financial Officer as of August 1, 2009, although he remained employed as a Senior Advisor to assist with work related to the restructuring for a period lasting until March 31, 2010. After undertaking a selection process, the Supervisory Board selected Mr. C. Kent Potter to assume the position of Chief Financial Officer. Mr. Potter began work on our behalf in August 2009, and the terms of his compensation were also approved by the bankruptcy court. Other changes to our executive team include the new additions of Mr. Craig Glidden, who was hired in August 2009 to serve as Executive Vice President and Chief Legal Officer, and Mr. Kevin Brown, who was hired in October 2009 to serve as Senior Vice President, Refining, as well as the departure of Mr. Edward Dineen, our former Chief Operating Officer, in December 2009, and the departure of Mr. Anton de Vries, our former Senior Vice President, O&P — EAI, in November 2010.

Throughout this discussion, the term “Named Executive Officers” refers to the individuals named in the Summary Compensation Table, and includes: our Chief Executive Officer (Mr. Gallogly), our Chief Financial Officer (Mr. Potter) and our next three most highly compensated executive officers as of December 31, 2009 (Mr. Glidden, Mr. Brown and Mr. Anton de Vries, Senior Vice President, O&P — EAI). Additionally, pursuant to SEC rules, we are required to include compensation information for any individual that served as the Chief Executive Officer or Chief Financial Officer during the year, as well as up to two additional individuals for whom disclosure would have been required but for the fact that he was no longer serving as an executive officer as of December 31, 2009. Accordingly, we have also included Mr. Trautz, former Chief Executive Officer, Mr. Bigman, former Chief Financial Officer, and Mr. Dineen, former Chief Operating Officer.

Executive Compensation Philosophy

Our executive compensation program has been designed to achieve certain objectives. Decisions concerning specific compensation elements and total compensation paid or awarded to our executives are intended to provide a total rewards package that addresses these objectives:

•	support a high performing culture that attracts and retains highly qualified executive talent;

•	tie annual, medium-term and long-term incentives to the achievement of company and individual performance objectives; and

•	align executives’ incentives with the creation of shareholder value.

Setting Executive Compensation

Based on the above objectives, the compensation committee of our Supervisory Board has established annual, medium-term and long-term incentive compensation components to motivate our executives to achieve, and hopefully exceed, the business and individual goals set by the company and to fairly reward such executives for achieving such goals.

Administration of Executive Compensation Program

The compensation committee makes all decisions with respect to compensation of the Chief Executive Officer and all decisions relating to equity-based compensation awards. The compensation committee, with recommendations and input from the Chief Executive Officer, makes non-equity compensation decisions with respect to other executives.

At least annually, the compensation committee will review the performance of the Chief Executive Officer as compared with the company’s objective goals with respect to operational excellence (including environmental performance and stewardship, safety and reliability), business results, efficient use of capital and strategic planning. The compensation committee, together with the Chief Executive Officer, at least annually will review the performance of each individual executive, including the Named Executive Officers other than the Chief Executive Officer, with respect to the achievement of company-wide metrics, individual goals and, with respect to our Short Term Incentive Plan, applicable business unit or service unit (which we refer to as “award unit”) criteria. The compensation committee may then exercise its discretion in making any awards or adjustments to the executives’ compensation as recommended by the Chief Executive Officer.

To facilitate the compensation committee’s review of the executive compensation program, our human resources department provides the compensation committee with:

•	data from compensation survey databases;

•	historical breakdowns of the total direct compensation component amounts approved by the compensation committee for our officers;

•	recommendations for performance targets under our incentive plans;

•	recommendations of the Chief Executive Officer for the prospective total direct compensation component amounts and the methodology for calculating the amounts for all of our executives, other than the Chief Executive Officer; and

•	such additional information as the compensation committee may request.

Our human resources department also provides the compensation committee with compensation survey data and other historical data that it believes will be useful to the compensation committee in reviewing the compensation of the Chief Executive Officer, but the human resources department does not make recommendations with respect to compensation of the Chief Executive Officer.

Overview of Compensation Program

The compensation committee begins the annual process of determining executive compensation by establishing target levels of total compensation for our executive officers for the given year, in each case subject to existing employment agreements described further below. See “— Employment Agreements with Named Executive Officers.” The targets take into account and reflect the considerations discussed in more detail below, including the use of peer benchmarking to determine marketplace compensation for executive talent at similarly situated companies, salary structure and internal pay equity. Actual compensation levels are then determined by our compensation committee, in light of tenure, experience, prior base salary, the results of the performance evaluations and recommendations discussed above, award unit results and other factors. With respect to the executive officers that joined us in the last year, the compensation committee also considered the need to make compensation packages competitively attractive in light of the potential risk involved in joining us during our turnaround period. Once an overall target compensation level is established with respect to each executive, the compensation committee considers the weighting of each of our primary compensation elements and will make adjustments, if any, to the preceding year’s levels.

Generally, our programs are designed to increase the proportion of performance-based or “at-risk” pay as a percentage of total compensation as an executive’s responsibilities increase. This is based upon the belief that our executives have more opportunity to affect the performance of the company and that the executives’ performance will be enhanced by ensuring that a significant portion of their potential compensation is tied to the performance of the company. We also believe that it is appropriate to allocate a greater portion of overall compensation to longer term equity-based awards as an executive assumes greater responsibilities in the company. We believe this shifting of the compensation allocation toward long-term equity-based awards for executives is appropriate to retain executives and encourage such executives to use their opportunities to affect the performance of the company to foster and sustain long-term success and accumulation of shareholder value, while discouraging excessive risk-taking.

Salary Structure

Each year, management undertakes a thorough examination of the scope and complexity of the senior jobs throughout our organization and a study of competitive compensation practices for such jobs. As a result of this work, management develops market data for each of the different positions, including base pay and incentive levels. For our executives, the base salary increases with responsibility, but at a lesser rate than increases in target incentive compensation percentages. The result is an increased percentage of “at risk” compensation as the executive’s responsibility is increased. Modifications to our salary structure to reflect marketplace trends with respect to our senior executive officers are reviewed annually and approved by the compensation committee. The compensation committee also approves any salary changes for our executive officers, including our Named Executive Officers.

Benchmarking

In order to determine compensation for 2009, including establishing the initial compensation packages for our newly hired Named Executive Officers and formulating our incentive plans described below, our compensation committee considered data from the Towers Perrin 2008 Executive Compensation Database, which collects data from hundreds of companies for a given year across industries and revenue sizes (the “Towers Perrin Database”). Single regression analysis of the Towers Perrin Database established the market levels of compensation for each position based on the revenue size of the Named Executive Officer’s applicable award units and his responsibilities. In each case, the identity of the component companies that comprised the sub-set used in the single regression analyses referred to above was not made available to us. Our Chief Executive Officer’s recommendations to the compensation committee considered the experience of each individual, their performance and the 25th, 50th and 75th percentile market data in relation to similar compensation paid to the executive’s peers, based on the Towers Perrin Database and the analyses described above.

In setting compensation levels in the future, we expect that the compensation committee will refer to relevant compensation surveys that include but are not limited to large chemical and energy companies. We expect that the compensation committee will compare that information to the base salary ranges and incentive compensation targets by position to determine whether any changes will be necessary to maintain the cumulative target for the total of base salary and all incentive compensation for each position at or near the 50th percentile for similar positions as indicated by the survey data, allowing for adjustment upon consideration of experience, individual performance and other factors.

Internal Pay Equity

We believe our salary structure provides a framework for equitable compensation between executives, with higher targets for jobs having greater duties and responsibilities. Taken as a whole, our compensation program is designed so that the individual target level rises as the salary level increases, with the portion of performance-based compensation rising as a percentage of total targeted compensation. One result of this structure is that actual total compensation of an executive as a multiple of the total compensation of his or her subordinates is designed to increase in periods of above-target performance and decrease in times of below-target performance.

Developing Performance Measures

As discussed further below under “— Elements of Compensation Program,” for the 2009 cash incentive plans, we used individual performance criteria and the single company performance metric of Earnings Before Interest, Taxes, Depreciation, Amortization and Restructuring Costs (“EBITDAR”), as we believed this metric was sufficient to capture the performance we were seeking to drive during the pendency of our bankruptcy proceeding. For purposes of the 2009 incentive programs, we established EBITDAR targets that, at the time, we believed would be difficult targets to reach and would require superior performance.

In the future, we will use corporate, award unit and individual performance criteria in determining payouts under incentive compensation awards. We will attempt to develop performance measures that assess the performance of the company relative to other companies in addition to absolute performance measures. This is based on the belief that absolute performance can be affected positively or negatively by industry-wide factors over which our executives have no control, such as the cyclicality of feedstock costs and the global economy. We will also attempt to isolate the underlying performance necessary to enable achievement of those goals considering our unique circumstances within the industry. For purposes of future awards under our incentive programs, we will set performance metrics so as to require high performance in order to receive target incentive compensation levels, and we may select multiple metrics to promote the well-rounded executive performance necessary to enable us to achieve long-term success. We recognize, however, that no metric or set of metrics can reliably measure actual performance in light of unanticipated opportunities and challenges, and the compensation committee retains discretion to make appropriate adjustments. We will reassess the performance metrics periodically to respond to these changing circumstances.

Although the compensation committee sets performance measures for performance-based programs, compensation under those programs is not mandated by attainment of specified performance levels. Rather, employees are informed of the performance measures that will be used to evaluate their performance for a given period but are also informed that no given performance under those measures will entitle them to any guaranteed resulting payments under these programs. The compensation committee retains discretion to consider other factors in addition to the stated performance measures to determine the relative performance of the company, award unit or individual.

Performance Measures and Criteria

Corporate Performance Criteria — For each performance period, the compensation committee establishes, in consultation with management, performance criteria for the company. At the conclusion of a performance period, the compensation committee evaluates the performance of the company against the pre-established criteria for such program. We expect to utilize multiple measures of performance under our programs to ensure that no single aspect of performance is driven in isolation. We may elect to employ the following measures of overall company performance under our performance-based programs:

•	Business Results — We measure overall business results by annual EBITDA (earnings before interest, taxes, depreciation, and amortization defined in accordance with our financing arrangements with appropriate adjustments for unusual events) generated by the company compared to the target budget EBITDA. We further evaluate our EBITDA results in consideration of the relevant business environment and in comparison to peer companies in our industries.

•	Return on Assets — We use return on assets as an indicator of portfolio performance and efficient use of capital, or how profitable our company is relative to its total assets. By comparing our return on assets to industry averages, this measure gives an idea as to how efficient management is at using company assets to generate earnings. We define return on assets as the ratio of EBITDA divided by total current and long-term assets. We use our return on assets ratio to compare our performance to peer companies in our industries. A return on assets ratio that is improving relative to competitors shows improving use of the company’s assets to generate profits and is rewarded under our compensation program.

•	Costs — We review our cash fixed costs and variable conversion costs as compared to our budget and industry benchmarks. We also consider successful implementation of cost improvement initiatives.

•	Health, Safety and Environmental (HSE) Performance— We seek to be a good employer, a good community member and a good steward of the environmental resources we manage. Therefore, we have incorporated metrics of health, safety and environmental performance in our incentive bonus programs, such as recordable injury rate, process safety incidents, environmental performance and stewardship, and HSE audit results.

•	Implementation of Strategic Plan and specified objectives— This measure is an analysis of the company’s progress in implementing its strategic plan over a given performance period.

Award Unit Performance Criteria — For purposes of our Short Term Incentive Plan discussed below, we have established approximately 65 discrete award units within the Company designed to measure performance and to reward employees according to business outcomes relevant to the award group. Our award units are divided into four categories: Business, Manufacturing, Service and Research and Development. Although most employees participate in a single award unit designated for the operational or functional group to which such employee is assigned, an executive officer, including a Named Executive Officer, can participate in a blend of the results of more than one of these award units depending on the scope and breadth of his or her responsibilities over the performance period.

For each performance period, management establishes award units and the performance criteria for each award unit. Performance criteria are goals consistent with the company’s operating plan. For 2010, performance criteria for the respective units under our Short Term Incentive Plan are comprised of one or more of the elements described under “Corporate Performance Criteria” above, as modified to address specific budgets and targets applicable to the award unit; as well as, with respect to the research and development and service award units, the additional criteria of internal customer satisfaction. Each of the performance measures will be weighted by the compensation committee to reflect its relative importance for the year in question for each award unit.

At the conclusion of a performance period, a committee of executive officers (the “leadership team”) assesses each award unit’s performance for the year, which determination includes an evaluation of performance versus the pre-established criteria for such award unit while taking into consideration the business environment and context, such as severe weather events, improvements over previous years, severity of HSE incidents, comparisons to peer companies and unbudgeted business activity. The compensation committee approves or adjusts the recommendation from the leadership team regarding the performance of each award unit.

Individual Performance Criteria — Individual adjustments for executive officers, including our Named Executive Officers, are approved by the compensation committee, based on the recommendation of the Chief Executive Officer (other than for himself).

Tax-Based Program Criteria — Our incentive programs are also designed to conform to or be exempt from the requirements of section 162(m) of the Internal Revenue Code, which allows for deductible compensation in excess of $1 million if certain criteria, including the attainment of pre-established performance criteria, are met.

Peer Company Comparisons

As discussed above, several of our performance criteria will take into consideration comparisons to peer companies in our industries. For 2010, we have identified certain companies in the chemical and refining and oxyfuel industries that we are likely to refer to for such peer company comparisons on a company-wide and segment or award unit basis. Our peer companies and segments in the chemical industry are likely to include BASF, The Dow Chemical Company, Huntsman Corporation, Celanese Corporation, Eastman Chemical Corporation, Westlake Chemical Corporation, ExxonMobil’s chemical segment, Shell’s chemical segment, Ineos, ChevronPhillips Chemical Company and Nova Chemical Corporation. Our peer companies and segments in the refining and oxyfuel industry are likely to include Valero Energy Corporation, Sunoco Inc., Tesoro Corporation, Western Refining Inc., Holly Corporation, Alon USA Energy Inc., Frontier Oil Corporation, Delek US Holdings Inc., ConocoPhillips’ refining segment, ExxonMobil’s refining segment, Shell’s refining segment and Chevron’s refining segment. However, we will not refer to each of these companies for every peer company comparison, and we may also refer to other companies.

Elements of Compensation Program

Our executive compensation program generally consists of six principal components:

•	base salary;

•	annual cash incentive compensation;

•	medium term incentive compensation;

•	long-term equity-based incentive compensation;

•	severance arrangements; and

•	limited other benefits.

We have chosen to pay each of these elements because we believe they best serve to advance our compensation objectives, as discussed in more detail below.

Base Salary

The first component of the executive compensation program is base salary. Base salary is a major component of the compensation for all of our salaried employees. However, a greater percentage of overall compensation is allocated away from base salary as an employee assumes more responsibilities in the company. By providing a competitive base salary, we serve our compensation objectives of retaining and attracting employees and motivating employees by rewarding individual performance and tenure with base salary increases.

Our Named Executive Officers that were still employed by us were being paid the following base salaries as of January 1, 2010:

Annual Base
Name	Salary

Mr. Gallogly	$1,500,000
Mr. Potter	$700,000
Mr. Glidden	$524,550
Mr. Brown	$400,000
Mr. de Vries(1)	$534,953
Mr. Bigman(2)	$408,000

(1)	For purposes of the executive compensation disclosure herein, the base salary for Mr. de Vries has been converted to U.S. dollars at a rate of 1.4737 U.S. dollars to one euro (for purposes of this executive compensation discussion, the “euro Conversion Rate”).

(2)	For Mr. Bigman, the amount shown is his annualized salary based on a monthly rate of $34,000 effective as of October 1, 2009 pursuant to his employment agreement. This rate of pay was negotiated at the time of his resignation to provide Mr. Bigman a rate of base salary that is less than his salary as Chief Financial Officer, but sufficient to secure his assistance as a Senior Advisor in connection with our restructuring.

We expect our compensation committee will, as a general practice, review and make necessary adjustments, if any, to base salaries annually during the first quarter of the fiscal year.

Annual Cash Incentive Compensation

The second component of our compensation program is annual cash incentive compensation awards pursuant to our Short Term Incentive Plan, or STI Plan. The STI Plan provides for annual cash incentives to the majority of our employees based on a percentage of the employee’s salary, as well as achievement of performance goals. We consider short-term incentive cash compensation to be an “industry standard” form of compensation and an important component of our executive’s total compensation. Annual cash incentive awards are a factor considered by both executives and the compensation committee when determining whether an executive’s total compensation is comparable to the market. As such, short-term incentive cash compensation serves our compensation objectives by supporting a high performing culture that attracts and retains qualified executives. Additionally, the performance objectives underlying our STI Plan motivate the executives to achieve operational and financial goals by communicating key performance metrics for focused attention, driving accountability for results and paying out according to performance.

For each calendar year, our compensation committee will analyze our corporate objectives and our five-year business plan. On that basis, the compensation committee will determine the company and award unit performance components pursuant to which bonuses will be calculated under the STI Plan for that year. The compensation committee will also determine the target bonus percentages of base salary for executives under the STI Plan. STI targets increase with hierarchical level and typically range from 3% to 100% of base salary.

2009 STI Plan

For 2009, the STI Plan provided for an individual performance component that could range from zero to 150% and was weighted to comprise 30% of the executive’s STI Plan annual award percentage and a company performance component that could range from zero to 200% and was weighted to comprise 70% of the executive’s award percentage. This allocation took into account the need, during the pendency of our bankruptcy proceeding, to place emphasis on the objective financial performance and health of the company. An executive’s award percentage for 2009 is calculated as follows:

Annual Award Percentage = (Individual Performance Component x 30%) + (Company Performance Component x 70%)

The annual cash award payable to the executive is then calculated as follows:

Annual Cash Award = Annual Award Percentage x Target Bonus Percentage x Annual Base Salary

For 2009, the company performance component was based solely on EBITDAR, as more specifically defined in our postpetition debtor in possession financing agreements, with linear interpolation for EBITDAR results between the fixed points, as follows:

	Below	Target	Maximum
2009 EBITDAR	$1.6 Billion	$2.1 Billion	$2.6 Billion

Company Performance Component	0%	100%	200%

Messrs. de Vries, Dineen and Trautz were rated according to their individual performance with respect to leadership, delivering the company’s business plan, restructuring activities and safety measures. Messrs. Gallogly, Potter, Glidden and Brown have received guaranteed prorated annual cash bonuses for 2009. The 2009 guaranteed bonuses were agreed as part of the arms-length negotiations of Messrs. Gallogly’s, Glidden’s and Brown’s respective employment agreements (or in the case of Mr. Potter, his bankruptcy court approved compensation terms) prior to the time they joined us. This guaranteed bonus was one aspect of the overall compensation package that was necessary to recruit Messrs. Gallogly, Glidden, Brown and Potter to give up their current positions and join a company in a pending bankruptcy case.

Pursuant to his employment agreement, Mr. Bigman did not participate in the 2010 STI Plan. Mr. Bigman was permitted to retain eligibility for participation in the 2009 STI Plan, and his award was prorated from the period from January 1, 2009 to September 30, 2009 based on his annualized rate of salary on July 31, 2009 and an individual performance component of 100%.

The compensation committee certified EBITDAR of $2.248 for purposes of the 2009 STI Plan, which was above target, resulting in a company performance component of 129.6% for 2009. Amounts payable to Named Executive Officers with respect to awards under the 2009 STI Plan taking into account the company performance component and respective individual performance components for Messrs. de Vries, Dineen and Trautz are set forth in the Summary Compensation Table below.

The 2009 STI Plan payments were made in March 2010.

2010 STI Plan

With bankruptcy court approval, we have established a 2010 STI Plan. For 2010, Mr. Gallogly’s STI Plan award will be based 50% on an overall company scorecard and 50% on a weighted average award unit rating. The compensation committee will then decide on an individual performance multiplier for Mr. Gallogly. The 2010 STI Plan award for the other Named Executive Officers still employed by us will be based 50% on an overall company scorecard and 50% on a weighted average rating of award units for which such executive is responsible. Mr. Gallogly will recommend to the compensation committee an individual performance multiplier for each of the other Named Executive Officers.

The overall company scorecard, on which 50% of the Named Executive Officers’ 2010 STI Plan award will be based, is set forth below:

Metric	Weight	Targets & Considerations

HSE Performance	12.5%	Based on Recordable Injury Rate and HSE Management (Considering severity of injuries and benchmarks, process safety incidents, environmental performance and stewardship, and audit results.)
Costs	12.5%	Based on cash fixed costs compared to budget. (Considering benchmarks and success in cost improvement initiatives.)
Business Results	25%	Based on EBITDA defined in accordance with the company’s financing arrangements with appropriate adjustments for unusual events compared to budget.
		(Considering business environment and performance relative to peer companies.)

The award unit ratings, the weighted average of which will be the basis for the remaining 50% of the Named Executive Officers’ 2010 STI Plan award, will be based on the achievement of the criteria set forth above under “— Overview of Compensation Program — Developing Performance Measures — Performance Measures and Criteria — Award Unit Performance Criteria.” When the leadership team assesses corporate and award unit performance to make STI Plan award payout recommendations to the compensation committee, achieving a target will generally result in a 100% payout for that part of the award. Not reaching a target will generally result in a less than 100% payout for that part of the award, which may be as low as zero, and exceeding a target will generally result in a more than 100% payout, which may be as high as 200%.

As noted above, each of the Named Executive Officer’s 2010 STI Plan award will also be adjusted by an individual performance multiplier. Exceptional performers may receive a multiplier of up to 1.5, successful performers will receive a multiplier between 0.8 and 1.2, and poor performers will receive a multiplier of less than 0.8. As a result, 2010 STI Plan award payouts for Named Executive Officers will equal:

Base Pay as of December 31, 2010 x Target Bonus Percentage x (Company Scorecard Result x 50% + Award Unit Results x 50%) x Individual Multiplier

For 2010, target bonus percentages for the Named Executive Officers who are still employed by us will be as follows:

Target Bonus
Name	Percentage

Mr. Gallogly	100%
Mr. Potter	170%
Mr. Glidden	80%
Mr. Brown	75%
Mr. de Vries	75%

Pursuant to their employment agreements (and the compensation terms approved by the Bankruptcy Court for Mr. Potter), the target bonus percentages for Messrs. Glidden and Brown cannot be respectively less than

80% and 75% of their base salary for the year, and Mr. Potter’s target bonus percentage cannot be less than 170% of his base salary for the year. While the target bonus percentage for Mr. Potter is outside the range of typical target bonus percentages, pursuant to his negotiated and bankruptcy court approved compensation terms, Mr. Potter will not participate in our management incentive plan or long or medium term incentive plans, each as described below. The compensation committee alone establishes the target bonus percentage for the Chief Executive Officer after its annual evaluation of his performance. Pursuant to his employment agreement, the STI award payout for Mr. Gallogly can range between 0% and 200% of his base salary for the year.

Payments to Named Executive Officers with respect to awards under the 2010 STI Plan are anticipated to be made in March 2011.

Management Incentive Plan

The Management Incentive Plan, or MIP, was a one-time incentive plan for 2009 that applied to approximately 325 of the company’s senior officers and managers. The MIP provided for payouts upon the company hitting certain targets of EBITDAR for the applicable performance period. The primary purpose of the MIP was to incentivize and reward employees for performance tied directly to critical restructuring goals for the purpose of enhancing the value of the company. The performance period for the MIP awards covered calendar year 2009. At the conclusion of the performance period, the compensation committee certified average monthly EBITDAR of $187.3 million for purposes of the MIP, which exceeded the minimum average monthly EBITDAR of $133 million and yielded an MIP Funding Percentage (as defined below) of 114.68%. Accordingly, participants will receive payouts under the MIP in accordance with the schedule described below, and calculated as follows:

MIP award = MIP Funding Percentage of 114.68% x the individual’s monthly salary x the individual’s Target Percentage (as defined below) x 12 (the number of months in the MIP performance period).

The MIP Funding Percentage is based on average monthly EBITDAR for the MIP performance period and was determined in accordance with the table below, with linear interpolation for EBITDAR results between the fixed points as follows:

	Below		Target		Above
Average Monthly EBITDAR	$133 Million	$133 Million	$175 Million	$217 Million	$217 Million

MIP Funding Percentage	0%	50%	100%	150%	150%

The maximum amount payable under the MIP was $45 million and, in accordance with the calculations described above, the actual amount payable based on performance was $25 million. With input from Towers Perrin, we intentionally structured the MIP so that the payout for each eligible individual at the target EBITDAR threshold would have been approximately 15% below market median levels for comparable companies as determined based on the Towers Perrin Database and the 2008 Incentive Plan Report, also prepared by Tower Perrin, that evaluated the company’s incentive levels against large corporations with revenues of $37.5 billion (representing a mid-point in the petrochemical cycle) and with revenues of $23.8 billion (representing the operating forecast for 2009). The identities of the component companies that comprised the 2008 Incentive Plan Report were not made available to us. This is a departure from our general practice of targeting compensation levels at the 50th percentile of market median levels and reflects the unique one-time nature of the MIP as an incentive plan approved by the bankruptcy court and specifically designed for the needs of our company during the pendency of our bankruptcy proceedings, taking into consideration all the beneficiaries of our bankruptcy estate.

Payouts on the current MIP awards will be made as follows: 25% of the total payout will be paid 90 days after April 30, 2010; 25% of the total payout will be paid 180 days after April 30, 2010 and the remaining 50% of the total payout will be paid April 30, 2011. We believe this schedule promotes employee retention and ensures that MIP participants focus on sustaining performance beyond emergence from bankruptcy, as well as improving our cash flow in the short term. If an MIP participant resigns prior to payment of an outstanding installment, that installment and all subsequent installments will be forfeited.

The only Named Executive Officers with an award under the MIP were Mr. de Vries and Mr. Dineen. Pursuant to the procedures and considerations discussed above in the overview of our compensation program, our compensation committee established a target percentage for each tier of MIP participants and for each individual participating executive. Target percentages and resulting MIP award amounts for the participating Named Executive Officers are as follows:

		Amount of
Name	Target Percentage	MIP Award

Mr. de Vries	150%	$720,104
Mr. Dineen	200%	$1,261,499

Mr. Dineen’s MIP award payout will be held in escrow pending resolution of bankruptcy related litigation.

Messrs. Gallogly, Potter, Glidden, Brown and Bigman did not participate in the MIP. Rather than granting these individuals awards under the MIP, and in order to focus these individuals on longer term goals and discourage excessive short term risk-taking, Messrs. Gallogly, Glidden and Brown will participate in the 2010 MTI Plan and the 2010 LTIP described below.

The Medium Term Incentive Plan, described below, has replaced the MIP going forward.

Medium Term Incentive Compensation

The third component of our executive compensation program is medium term incentive compensation awards pursuant to our new Medium Term Incentive Plan, or the 2010 MTI Plan. Our Named Executive Officers who remain employed by us, with the exception of Mr. Potter, participate in the 2010 MTI Plan. Mr. Potter does not participate in the 2010 MTI Plan, as he receives a higher target bonus percentage under the STI Plan pursuant to his negotiated compensation terms that were approved by the bankruptcy court.

Grants made pursuant to the 2010 MTI Plan have a three year term, with new grants anticipated to be made each year. We anticipate that, for each year, we will establish a MTI Plan target for each of our executive officers, considering the factors described above under “— Overview of Compensation Program — Benchmarking.”

Payouts can range from zero to 200% of the initial target award, and the compensation committee may adjust a participant’s award to account for individual performance. Awards may be settled in cash or company stock in the discretion of the compensation committee. Payouts under the 2010 MTI Plan will be based on performance during the calendar years 2010 to 2012, using the following performance measures below. On or before March 30 for each subsequent performance cycle, the compensation committee, in its sole discretion, shall determine the relative weight of these performance measures.

	Weight for
	Calendar
	Year 2010
	Performance
Metric	Cycle	Considerations

Return on Assets	67%	Percentage change in return on assets between January 1, 2010 and December 31, 2012 (as defined under “— Overview of Compensation Program — Developing Performance Measures — Performance Measures and Criteria”) for the company compared to peer companies. (Considering relative change, market conditions and special circumstances applicable to the company and its peers.)

Costs	33%	Cost improvements over the period 2010 to 2012 and improvement in company’s position in cost benchmarks. (Considering size of achievement, success in cost improvement initiatives, market conditions, and special circumstances applicable to the company.)

Benefits under the 2010 MTI Plan will vest on the date, following December 31, 2012, on which the compensation committee certifies the performance results and will be paid in a single lump-sum payment on March 31 following the end of the performance cycle. The 2010 MTI Plan provides for an accelerated pro rata payout in the event of a change in control of the company.

The 2010 MTI Plan serves our compensation objectives by tying incentives to measurable corporate performance that, in turn, creates shareholder value. As a result, the 2010 MTI Plan links the interests of shareholders with executives and senior management. The 2010 MTI Plan balances rewards for short-term and long-term results, drives accountability for such results and pays out according to company performance and shareholder value. The 2010 MTI Plan also helps to provide an attractive incentive compensation package to further our objective of retaining our executive talent.

Long-Term Equity-Based Incentive Compensation

The fourth component of our executive compensation program is long-term equity-based incentive compensation. Specifically, certain of our senior managers and our executives will be eligible to participate in our 2010 Long-Term Incentive Plan, or the 2010 LTIP. Under the 2010 LTIP, our compensation committee will be authorized to grant restricted stock, restricted stock units, stock options, stock appreciation rights and other types of equity-based awards consistent with the 2010 LTIP, or any combination thereof. The maximum number of shares of company stock reserved for issuance pursuant to the 2010 LTIP is 22,000,000.

Pursuant to their employment agreements, Messrs. Gallogly, Glidden and Brown are each entitled to receive an initial equity award grant promptly following our emergence from bankruptcy, as described in more detail in the table below (the “Initial Equity Awards”). Mr. Potter did not receive an Initial Equity Award and does not participate in the 2010 LTIP, as the terms of his negotiated and bankruptcy court approved compensation terms provide for a higher target bonus percentage under the STI Plan. Additionally, Mr. de Vries will not receive an Initial Equity Award as he was not newly recruited to join the company during the pendency of the bankruptcy case, and because he is a participant in the MIP. However, Mr. de Vries will be eligible to otherwise participate in the 2010 LTIP. Pursuant to their respective employment agreements, the amounts of the contractual Initial Equity Awards to be granted to Messrs. Gallogly, Glidden and Brown are as set forth below. The amounts of these awards were determined by the compensation committee in their consideration and formulation of the overall compensation packages offered to these newly-hired individuals, taking into account market levels of the long-term incentive compensation reflected in the Towers Perrin Database; the need to persuade these individuals to join us during our pending bankruptcy case; and the delay resulting from the fact that we cannot grant these awards until after our emergence from bankruptcy.

Name	Initial Equity Award

Mr. Gallogly	Restricted shares of common stock valued at $25 million and stock options to purchase an additional number of shares equal to 1.0% of the shares of common stock to be outstanding pursuant to the plan of reorganization at the time of emergence

Mr. Glidden	Value not to be less than 220% of aggregate base salary earned by Mr. Glidden in 2009, which equals $466,043

Mr. Brown	Value not to be less than 200% of aggregate base salary earned by Mr. Brown in 2009, which equals $200,000

Under the 2010 LTIP, the compensation committee may make various types of equity awards. The compensation committee decides which individuals will receive equity awards and the type of award made and the timing and duration of each grant. In so doing, the compensation committee seeks to tie an appropriate percentage of executive total compensation, including total compensation for Named Executive Officers, to the long-term performance of our company. Additionally, the compensation committee has discretion to develop and assign appropriate performance measures to be applied to the vesting schedule of equity-based incentive awards that are intended to encourage achievement of significant goals over a long-term period. The 2010 LTIP also allows for additional discretionary awards of restricted stock or restricted stock units to be awarded upon recommendation of the Chief Executive Officer and approval by the compensation committee. The specific terms of any grant under the 2010 LTIP, including the vesting criteria, will be described in the applicable award agreement. Awards made pursuant to the 2010 LTIP, unless otherwise provided in the applicable award agreement, will provide for vesting in the event of a change of control of the company followed within one year by constructive termination or involuntary termination without cause. Pursuant to the terms of his employment agreement, Mr. Gallogly has the right to immediate vesting under a change of control of the company.

Long-term incentive compensation is designed to serve a number of objectives under our executive compensation program. It is a mechanism through which executives become (or can become) shareholders, thereby aligning their interests with shareholders. In addition, the vesting provisions of each award will generally require continued employment for the awards to vest, thereby incentivizing the executive to remain in our employment. We also intend to use long-term incentive compensation to attract external candidates, who, by resigning from their prior employer to accept employment with us, may be surrendering unvested equity and other compensation.

We will not time the release of material nonpublic information for the purpose of affecting the value of executive compensation, and we will not grant options with a grant date prior to the date of compensation committee approval of the grant.

Equity awards made pursuant to the 2010 LTIP upon our emergence from bankruptcy will be allocated in consideration of the awards made under the 2010 MTI Plan and the company’s intended practice of allocating a greater portion of overall compensation to longer term equity-based awards as an executive assumes greater responsibilities in the company.

Severance Arrangements

During our bankruptcy case, we rejected and terminated our Executive Severance Pay Program. Remaining in place is our Special Termination Plan, or the STP, which covers all U.S.-based employees and is designed for employees who are terminated for reasons other than cause, mainly because such employees’ jobs are permanently eliminated. In exchange for a valid release of claims against the company, the STP provides severance benefits to terminated employees of two weeks’ salary for every year worked, with a minimum period of eight weeks and a maximum of 52 weeks. In addition to severance payments, the STP provides for continued coverage for a limited period of time under the medical plan (at the same rates as active employees) and the employer-sponsored group life insurance plan, and participants may take advantage of specific outplacement services. The STP enhances the company’s overall compensation and benefits programs by providing employees with additional security and thereby assists the company in attracting and retaining a qualified workforce.

The terms of the individual employment agreements between the company and Messrs. Gallogly, Glidden and Brown provide for severance and change in control payments in certain circumstances in addition to or in lieu of participation in the STP. Additionally, we entered into a Settlement Agreement with Mr. Trautz upon his retirement that provided for a severance payment of $714,008 (as converted to U.S. dollars using the euro Conversion Rate); payment of legacy Basell MTI payments (discussed further below under “— Legacy Plans”); payout of a deferred payment under the 2008 STI Plan; and eligibility for payment under the 2009 STI Plan, if any amount is earned, on a pro rata basis for January 1, 2009 through May 31, 2009. The Settlement Agreement also provides that Mr. Trautz retains rights pursuant to any long-term incentive, stock option or stock appreciation rights previously awarded, pursuant to the terms governing such awards. In exchange for such benefits, Mr. Trautz entered into a waiver and release of claims for the benefit of the company.

As a non-U.S. employee, Mr. de Vries is not covered by the STP. Pursuant to the laws of the Netherlands, when an employee is terminated for economic reasons or due to a change in circumstances, such employee is eligible for severance benefits. The Dutch courts use a rule of thumb to determine the amount of severance, known as the Dutch Cantonal Court formula (the “Dutch Severance Formula”). Pursuant to this formula, the severance payment is equal to the number of weighted years of service, multiplied by gross monthly salary (including prorated bonuses), multiplied by a “correction factor.” The correction factor can be higher than one if the court finds an employer is at fault or has acted unreasonably and may be lower than one if the employee is at fault. With respect to employees in the Netherlands, including Mr. de Vries, we have a social plan in place for the period from February 1, 2009 through December 31, 2010 that modifies the Dutch Severance Formula (the “Social Plan”). The Social Plan stipulates that the correction factor will be set at one, and the Social Plan provides for a maximum gross severance of €200,000. Such a cap on the severance is not standard practice, and because the Social Plan is agreed upon only with the works council, it does not have a special status and is not binding on the court. As a result, the court may choose not to follow the Social Plan, particularly in a case where hardship is found because application of the Social Plan would lead to an unreasonable outcome, such as a very large differential between the severance cap and the amount that would be paid pursuant to the Dutch Severance Formula. If Mr. de Vries were terminated during 2010 for economic reasons, pursuant to the Social Plan, he could be limited to a gross severance payment of €200,000 ($294,740 using the euro Conversion Rate); whereas, if the court elected to apply the Dutch Severance Formula without limitation by the Social Plan or termination is sought on different grounds, assuming 37.5 weighted years of service, an income of €30,250 per month and a correction factor of one (which may be set higher), Mr. de Vries could be entitled to a gross severance payment of at least €1,134,375 (or $1,671,728 using the euro Conversion Rate).

The table below provides a brief summary of benefits that Named Executive Officers who are still employed by us are eligible to receive in the event of a future termination or change in control pursuant to their employment agreements and outstanding awards as of April 1, 2010. These benefits are in addition to, or where specified, in lieu of, benefits under the STP that are available to all U.S. employees generally. These benefits are also in addition to other benefits available generally to salaried employees, such as distributions under our 401(k) savings plan, benefits under the LyondellBasell Retirement Plan, disability benefits and accrued vacation pay, as well as pension and severance benefits generally available to our employees in the Netherlands. The table below does not include information regarding awards under the LyondellBasell 2008 MTI Plan (as defined below) because performance conditions will not be met for these awards, and we are not accruing any amounts on account of such awards. See “— Legacy Plans.”

Event	Gallogly	Potter	Glidden	Brown	de Vries

Retirement	• pro rata vesting of STI Plan awards	• pro rata vesting of STI Plan awards	• pro rata vesting of STI Plan awards	• pro rata vesting of STI Plan awards	• pro rata vesting of STI Plan awards
• Basell MTI award
• retains right to exercise options and SARs
• retains MIP award
• pro rata vesting of Phantom Units

Death	• pro rata vesting of STI Plan awards	• pro rata vesting of STI Plan awards	• pro rata vesting of STI Plan awards	• pro rata vesting of STI Plan awards	• pro rata vesting of STI Plan awards
	• lump sum payment equal to maximum annual bonus for the year of termination		• entitled to his Initial Equity Award	• entitled to his Initial Equity Award	• Basell MTI award • retains right to exercise options for a limited period
	• all options and restricted stock vest • vested options remain exercisable				• retains right to exercise SARs • retains MIP award • pro rata vesting of Phantom Units

Event	Gallogly	Potter	Glidden	Brown	de Vries

Disability	• pro rata vesting of STI Plan awards	• pro rata vesting of STI Plan awards	• pro rata vesting of STI Plan awards	• pro rata vesting of STI Plan awards	• pro rata vesting of STI Plan awards
	• lump sum payment equal to maximum annual bonus for the year of termination		• entitled to his Initial Equity Award	• entitled to his Initial Equity Award	• Basell MTI award • retains right to exercise options and SARs • retains MIP award
	• all options and restricted stock vest				• pro rata vesting of Phantom Units
• vested options remain exercisable

Termination Without Cause or for Good Reason(1)
• pro rata vesting of STI Plan awards(2) in lieu of any payments or benefits under the STP:

• lump sum payment of then current base salary, plus an amount equal to his maximum possible annual bonus for the year of termination (the “Annual Compensation Amount”)
• 12 months health care coverage
• all options and restricted stock vest
• options remain exercisable for their original term
• pro rata vesting of STI Plan awards(2)
• pro rata vesting of STI Plan awards(2) in lieu of any payments or benefits under the STP:
• lump sum cash payment equal to then current annual base salary plus target annual bonus for the year of termination

• pro rata vesting of STI Plan awards(2) in lieu of any payments or benefits under the STP, if termination occurs during the first year of employment:
• lump sum cash payment equal to then current annual base salary plus target annual bonus for the year of termination
• pro rata vesting of STI Plan awards(2) • Basell MTI award • retains right to exercise options and SARs with company consent • retains MIP award(2) • pro rata vesting of Phantom Units(2)

Change in Control(3)	• all options and shares of restricted stock vest • options remain exercisable for their original term

Event	Gallogly	Potter	Glidden	Brown	de Vries

Termination by Mutual Consent
• 12 months health care coverage
• retention of all vested options
• pro rata vesting of the next installment of options in his Initial Equity Award
• pro rata vesting of the restricted stock in his Initial Equity Award on the fifth anniversary of his employment agreement
• pro rata vesting of STI Plan awards

(1)	For purposes of the employment agreements with Messrs. Gallogly, Glidden and Brown, “Good Reason” means the occurrence, without the executive’s written consent, of: (a) an adverse change in the executive’s title or change in duty to report to the Chief Executive Officer (or, in the case of Mr. Gallogly, to our Supervisory Board), (b) a material diminution in the executive’s employment duties, responsibilities or authority or the assignment of duties that are inconsistent with the executive’s position, (c) a material reduction in base salary or annual bonus target, (d) relocation outside of Houston, Texas or (e) breach by the company of the executive’s employment agreement.

(2)	The executive is entitled to pro rata vesting of the STI Plan awards and Phantom Units (as defined below under “— Legacy Plans”) and/or retention of the MIP awards as set forth above in the event of involuntary termination without cause. Generally, these plans do not provide a benefit for voluntary termination with good reason, however pursuant to applicable law Mr. de Vries would be entitled to pro rata vesting of his STI Plan award in the event of voluntary termination with good reason.

(3)	For purposes of the employment agreements with Messrs. Gallogly, Glidden and Brown, a “Change in Control” means (a) at any time, the continuing directors (those in place at the signing of the employment agreement, at the time of emergence from bankruptcy, or elected with the approval of a majority of the prior continuing directors) ceases to constitute at least a majority of our Supervisory Board, (b) a sale of all or substantially all of the assets, (c) a merger, consolidation or like business combination which would result in the event described in clause (a) above, or (d) following emergence from bankruptcy the acquisition by any person or group that was not a 10% holder of beneficial ownership of 50% or more of either (1) the value of all classes of our outstanding capital stock or (2) the voting power of all such classes of stock. Only one Change in Control may occur during the term of the employment agreements.

As summarized in the table above, currently only Mr. Gallogly is entitled to a benefit in the event of a change in control. The compensation committee believes that our severance arrangements (including the change-in-control triggers) are competitive and are generally representative of typical executive severance pay packages.

Other Benefits

In addition to the compensation described above, we provide our Named Executive Officers with very few perquisites or other benefits, which are limited to 401(k) plan matching contributions for Mr. Bigman and Mr. Dineen up until the time we ceased making any 401(k) plan matching contributions in March 2009 and a car allowance for Messrs. Trautz and de Vries. Additionally, our Named Executive Officers are eligible to participate in medical and other benefit plans generally available to all employees, including pension plans.

Accounting and Tax Matters

Section 162(m) of the Internal Revenue Code denies a compensation deduction for federal income tax purposes for certain compensation in excess of $1 million paid to specified individuals. “Performance based” compensation meeting specified standards is deductible without regard to the $1 million cap. None of the compensation paid to our officers or employees in 2009 was subject to Section 162(m). Certain compensation payable to our officers under the employment agreements currently in effect and future payments of compensation approved by our compensation committee may be in excess of what is deductible under Section 162(m), and our compensation committee reserves the right to structure future compensation of our executive officers without regard for whether such compensation is fully deductible if, in the committee’s judgment, it is in the best interests of our company and our shareholders to do so.

Section 409A of the Internal Revenue Code generally provides that any deferred compensation arrangement which does not meet specific requirements regarding (i) timing of payouts, (ii) advance election of deferrals and (iii) restrictions on acceleration of payouts will result in immediate taxation of any amounts deferred to the extent not subject to a substantial risk of forfeiture. In addition, tax on the amounts included in income as a result of not complying with Section 409A will be increased by an interest component as specified by statute, and the amount included in income will also be subject to a 20% excise tax. In general, to avoid a Section 409A violation, amounts deferred may only be paid out on separation from service, disability, death, a specified time, a change-in-control (as defined by the Treasury Department) or an unforeseen emergency. Furthermore, the election to defer generally must be made in the calendar year prior to performance of services, and any provision for accelerated payout other than for reasons specified by the Treasury Department may cause the amounts deferred to be subject to early taxation and to the imposition of the excise tax.

Section 409A is broadly applicable to any form of deferred compensation other than tax-qualified retirement plans and bona fide vacation, sick leave, compensatory time, disability pay or death benefits, and may apply to certain awards under our long-term incentive plans. For example, restricted stock units and stock options may be classified as deferred compensation for this purpose.

The Treasury Department and Internal Revenue Service have issued final regulations implementing Section 409A, which generally became effective January 1, 2009. Based on these regulations, we intend to structure all of our compensation arrangements in a manner that complies with or is exempt from Section 409A.

Executive Compensation

Summary Compensation Table

The following tables provide information regarding the compensation awarded to or earned by our Named Executive Officers during the year ended December 31, 2009 for services rendered in all capacities to the company.

				Change in
				Pension Value
				and
				Nonqualified
			Non-Equity	Deferred
			Incentive Plan	Compensation	All Other
	Salary	Bonus	Compensation	Earnings	Compensation	Total
Name and Principal Position	($)(1)	($)(2)	($)(3)	($)(4)	($)(5)	($)

James L. Gallogly(6)
President and Chief Executive Officer	923,077	4,346,154	—	5,708	—	5,274,939
C. Kent Potter(7)
Chief Financial Officer	296,154	796,154	—	4,828	145,833	1,242,969
Craig Glidden(8)
Executive Vice President and Chief
Legal Officer	211,838	1,235,483	—	5,443	—	1,452,764
Kevin Brown(9)
Senior Vice President, Refining	100,000	1,075,000	—	2,707	—	1,177,707
Anton de Vries(10)
Senior Vice President, Olefins &
Polyolefins, Europe, Asia and
International	459,794	—	416,298	220,749	234,147	1,330,988
Alan Bigman(11)
Senior Advisor/Former Chief
Financial Officer	567,039	—	727,814	13,115	8,043	1,316,011
Volker Trautz(12)
Former President and Chief Executive
Officer	396,671	—	461,065	2,936,188	794,789	4,588,713
Edward Dineen(13)
Former Chief Operating Officer	543,658	—	389,183	161	27,500	960,502

(1)	For Named Executive Officers employed by us for less than a full year, amounts reflect the portion of the year such Named Executive Officer was employed by us. Mr. Gallogly commenced employment with us in May 2009, Messrs. Potter and Glidden commenced employment with us in August 2009 and Mr. Brown commenced employment with us in October 2009. Prior to obtaining bankruptcy court approval for retention of Mr. Gallogly and Mr. Potter, each was treated as a contract employee and was compensated on the same terms and at the same rate of pay as was later approved by the bankruptcy court. For purposes of the executive compensation disclosure herein, we have treated the period of their contract employment as though they were our employees.

(2)	Amounts in this column include (a) signing bonuses paid to Messrs. Gallogly, Potter, Glidden and Brown in the amount of $2.5 million, $500,000, $1,066,013 and $1 million, respectively and (b) a guaranteed annual cash bonus for 2009 negotiated at the time each of Messrs. Gallogly, Potter, Glidden and Brown were hired, in the amount of $1,846,154, $296,154, $169,470 and $75,000, respectively.

(3)	Amounts in this column reflect cash bonuses earned pursuant to performance metrics under our 2009 STI Plan. No payments were earned or paid in 2009 under the LyondellBasell Mid-Term Incentive Plan because we did not meet our applicable goals in 2008. See “— Legacy Plans.” Awards granted in 2009 under the MIP are contingent on our emergence from bankruptcy, and as a result, no amounts were earned in 2009 on account of such awards. Additionally, Messrs. Bigman, Trautz and de Vries received payments in 2009 on account of awards under the Basell Medium Term Incentive Plan relating to performance in 2006 and 2007. See “— Legacy Plans.” Because such awards were earned in prior years (subject only to continued employment or departure with consent), such payments are not included in total compensation for 2009. Payments pursuant to the Basell Medium Term Incentive Plan made in 2009 and converted to U.S. dollars using the euro Conversion Rate were $1,888,616, $366,102 and $1,259,078 for Messrs. Trautz, de Vries and Bigman, respectively. In accordance with the Settlement Agreement with Mr. Trautz, his final payment with respect to his legacy Basell MTI Plan awards was made in 2009 in the amount earned (as converted to U.S. dollars using the euro Conversion Rate) of $1,095,349. With respect to Messrs. de Vries and Bigman, the final payments with respect to these legacy Basell MTI Plan awards were made in 2010 in the amounts (as converted to U.S. dollars using the euro Conversion Rate) of $208, 638 and $730,233, respectively.

(4)	Amounts in this column include:

• increases during 2009 in the actuarial present values of the LyondellBasell Retirement Plan, the Lyondell Supplementary Executive Retirement Plan (the “SERP”) and, with respect to Mr. de Vries, the Dutch Retirement Plan (as defined in footnote 3 to the “Pension Benefits” table below); and

• the above market earnings during 2009 on account balances under Lyondell’s Executive Deferral Plan (the “Deferral Plan”).

Provided however, the amount in this column for Mr. Trautz includes the amount that we were required to transfer on account of Mr. Trautz to the Senior Manager Pension of BASF maintained in Germany, converted into U.S. dollars using the euro Conversion Rate. The SERP and the Deferral Plan were frozen and discontinued as of January 6, 2009. Mr. Dineen has an unsecured claim in our bankruptcy case for $740,954, which represents the total amount of Mr. Dineen’s interests in the Deferral Plan and the SERP.

Set forth below are the change in pension value and above market earnings on nonqualified deferred compensation for 2009. For U.S. Named Executive Officers, the payments were equal to the difference between the total benefit actuarially reduced from age 65 to current age and the present value of the benefit available to the participant under the qualified retirement plan.

Change in Pension Value for 2009 ($)

					Above-
					Market
		Present Value of	Present Value of		Nonqualified
		Accumulated	Accumulated	Total	Compensation
		Benefit at	Benefit at	Change	Earnings
		December 31,	December 31,	in Pension	Under
Name	Plan Name	2008 ($)	2009 ($)	Value	Deferral Plan

Mr. Gallogly	LyondellBasell Retirement Plan	0	5,708	5,708	—
Mr. Potter	LyondellBasell Retirement Plan	0	4,828	4,828	—
Mr. Glidden	LyondellBasell Retirement Plan	0	5,443	5,443	—
Mr. Brown	LyondellBasell Retirement Plan	0	2,707	2,707	—
Mr. de Vries	Regeling voor Oud-Shell werknemers aan de Pensioenregeling van Stichting Shell Pensioenfonds	1,316,014	1,536,763	220,749	—
Mr. Bigman	LyondellBasell Retirement Plan	0	13,115	13,115	—
Mr. Dineen	LyondellBasell Retirement Plan	572,275	715,173	142,898	161
	Lyondell Chemical Company Supplementary Executive Retirement Plan	637,152	0	(637,152)

See the Pension Benefits table in this prospectus for a description of the plan provisions and assumptions used to calculate the present value of pension benefits at December 31, 2009.

(5)	Amounts in this column include (a) for Messrs. Bigman and Dineen, matching contributions under our 401(k) plan from January 1, 2009 until March 2009, when we ceased making matching 401(k) contributions; (b) for Mr. Trautz (converted using the euro Conversion Rate) $69,980 in housing, expatriate mobility and car allowances, $7,779 in health and accident insurance, $3,021 in tax preparation assistance, and a cash severance payment of $714,008 paid in accordance with his Settlement Agreement; (c) for Mr. Potter, fees totaling $145,833 received for service on our Supervisory Board for January 2009 until August 2009; (d) for Mr. de Vries (converted using the euro Conversion Rate) $101,823 in housing, living and car allowances, $26,026 in Savings Plan and work time reduction days, $7,033 in health insurance, $75,633 in tax gross ups for progressive Dutch tax rates and $23,632 in tax preparation assistance; (e) for Mr. Bigman, $1,842 in tax assistance; and (f) for Mr. Dineen, a cash severance payment of $21,154, paid in accordance with the STP. Mr. Dineen will be entitled to additional bi-weekly payments totaling $528,850 in 2010; provided however, Mr. Dineen shall not receive the payments that would extend more than six months beyond his termination date unless he certifies in writing that he is not receiving compensation from other employment that is equal to or greater than his base weekly rate of pay at the time of his termination.

(6)	Named Chief Executive Officer in May 2009. For years after 2009, certain amounts in the All Other Compensation column may include amounts for tax assistance in connection with Mr. Gallogly’s service on the Management Board of LyondellBasell Holdings N.V.

(7)	Named Chief Financial Officer in September 2009.

(8)	Named Executive Vice President and Chief Legal Officer in August 2009.

(9)	Named Senior Vice President, Refining in October 2009.

(10)	Mr. de Vries is based in the Netherlands and is compensated in euros. For purposes of the executive compensation disclosure herein, his compensation has been converted to U.S. dollars using the euro Conversion Rate.

(11)	Chief Financial Officer of LyondellBasell until August 2009. From August 2009 to March 31, 2010, Mr. Bigman served as Senior Advisor in connection with the restructuring.

(12)	Chief Executive Officer of LyondellBasell until May 2009. Mr. Trautz was based in the Netherlands and was compensated in euros. For purposes of the executive compensation disclosure herein, his compensation has been converted to U.S. dollars using the euro Conversion Rate.

(13)	Chief Operating Officer of LyondellBasell until December 2009. Beginning February 2010, we agreed to compensate Mr. Dineen at a rate of $300 per hour to cooperate at our request or direction in connection with certain legal proceedings.

Grants of Plan-Based Awards for 2009

The following table reports all grants of plan-based awards made to our Named Executive Officers during 2009.

		Estimated Possible Payouts Under
		Non-Equity Incentive Plan Awards(1)
		Threshold	Target	Maximum
Name	Grant Date	($)	($)	($)

Anton de Vries	1/1/2009(2)	0	344,846	637,965
	12/8/2009(3)	0	627,924	941,886
Volker Trautz	1/1/2009(2)	0	508,229	940,223
Alan Bigman	1/1/2009(2)	180,868	602,894	1,024,920
Edward Dineen	1/1/2009(2)	0	368,126	681,033
	12/8/2009(3)	0	1,100,016	1,650,024

(1)	Annual cash bonuses for 2009 for Messrs. Gallogly, Potter, Glidden and Brown were guaranteed at fixed amounts pursuant to their respective employment agreements without consideration of performance criteria and, as such, are reported under “Bonus” in the Summary Compensation Table rather than grants under a non-equity incentive plan. Each of Messrs. Gallogly, Potter, Glidden and Brown will participate in the 2010 STI Plan. Additionally, the employment agreements of Messrs. Gallogly, Glidden and Brown provide that such executives shall be entitled to receive equity-based long-term incentive awards for the period ending December 31, 2009. However, because such equity-based incentive awards could not be granted until after the emergence from bankruptcy, they are not included in the table above. See “Compensation Discussion and Analysis — Elements of Compensation Program — Long-Term Equity-Based Incentive Compensation.”

(2)	Reflects threshold, target and maximum amounts for both the company performance and individual performance portions of awards granted pursuant to our 2009 STI Plan. Amounts are actual amounts as of December 31, 2009 based on performance criteria established for 2009. Awards for Mr. Dineen and Mr. Trautz were prorated based on the portion of the year they were employed by us. Mr. Bigman’s award was prorated to cover the period from January 1, 2009 until September 30, 2009. See “Compensation Discussion and Analysis — Elements of Compensation Program — Annual Cash Incentive Compensation.”

(3)	Reflects awards granted pursuant to the MIP. Actual payouts on such awards will be determined based on average monthly EBITDAR for the period from January 1, 2009 through December 31, 2009, payable after the effective date of our plan of reorganization. See “Compensation Discussion and Analysis — Elements of Compensation Program — Management Incentive Plan.”

Employment Agreements with Named Executive Officers

Compensation decisions will be made in line with our existing employment agreements with our Named Executive Officers. We are currently party to employment agreements with Messrs. Gallogly, Glidden, Brown and de Vries. We determined it was appropriate and necessary to enter into employment agreements with Messrs. Gallogly, Glidden and Brown to attract these candidates to leave their current positions and accept employment with a company in a pending bankruptcy case. Mr. de Vries has been party to employment agreements with predecessor companies since September 1977. Mr. de Vries’ contract was last amended in November 2006.

Gallogly Agreement

The employment agreement with Mr. Gallogly (the “Gallogly Agreement”) has a term ending on the earlier of the fifth anniversary date of our emergence from bankruptcy or December 31, 2011, if emergence from bankruptcy shall not have occurred on or before that date. The Gallogly Agreement is subject to automatic renewals for successive one-year terms until either party terminates the agreement at least ninety days before the commencement of a renewal term. The Gallogly Agreement provides for base salary, an annual bonus, equity-based awards, other compensation and benefits on a basis no less favorable than provided to any other senior executive of the company and the specified benefits upon termination of employment or change in control set forth above under “Compensation Discussion and Analysis — Elements of Compensation Program — Severance Arrangements.” Pursuant to his employment agreement, Mr. Gallogly is also subject to noncompetition and noninterference provisions for a period of one year after any termination of employment.

Glidden and Brown Agreements

The employment agreements with Mr. Glidden (the “Glidden Agreement) and Mr. Brown (the “Brown Agreement”) each provide that Messrs. Glidden and Brown are at-will employees and either the company or the executive may terminate employment at any time for any reason, with or without cause. The Glidden and Brown Agreements provide for the following:

	Glidden Agreement	Brown Agreement

Annual Base Salary	not less than $524,550	not less than $400,000
Annual STI Plan Award	target not less than 80% of base salary (with 2009 bonus guaranteed at 80% of 2009 base salary received)	target not less than 75% of base salary (with 2009 bonus guaranteed at 75% of 2009 base salary received)
Incentive Awards	the Initial Equity Award and annual awards pursuant to the 2010 LTIP and/or 2010 MTI Plan with a value of not less than 220% of base salary	the Initial Equity Award and annual awards pursuant to the 2010 LTIP and/or 2010 MTI Plan with a value of not less than 200% of base salary

Additionally, Messrs. Glidden and Brown are entitled to participate in or receive benefits under other benefits plans or arrangements made available now or in the future to senior executives of the company and are entitled to the specified benefits upon termination of employment or change in control set forth above under “Compensation Discussion and Analysis — Elements of Compensation Program — Severance Arrangements.” In order to receive the benefits summarized above in the event that Mr. Glidden or Mr. Brown are terminated without cause or for good reason, the subject executive must execute a general release of claims in form and substance acceptable to us. Additionally, Messrs. Glidden and Brown are subject to noninterference provisions for one year after any termination of their employment.

de Vries Agreement

The employment agreement with Mr. de Vries provides for base salary, participation in a pension plan and for participation in other standard benefit programs. The employment agreement with Mr. de Vries does not provide for any benefit upon termination or change in control. See “Compensation Discussion and Analysis — Elements of Compensation Program — Severance Arrangements” for potential severance benefits that Mr. de Vries could be eligible to receive pursuant to the Dutch Severance Formula or our Social Plan.

Legacy Plans

As of 2010, our current incentive plans are the 2010 STI Plan, the 2010 MTI Plan and the 2010 LTIP, each described above. See “Compensation Discussion and Analysis — Elements of Compensation Program.” However, certain of the Named Executive Officers continue to hold awards or have benefits under Lyondell Chemical or Basell incentive plans or arrangements that pre-date December 2007 acquisition of Lyondell Chemical by Basell or that are otherwise no longer in effect. These arrangements include:

•	The Basell Medium Term Incentive Plan (the “Basell MTI Plan”). Messrs. Bigman, Trautz and de Vries received payments in 2009, from entities that were not debtors in the bankruptcy case, on account of awards under the Basell MTI Plan relating to performance in 2006 and 2007. Because such awards were earned in prior years (subject only to continued employment or departure with consent), such payments are not included in total compensation for 2009. The legacy Basell MTI Plan payments made in 2009 and converted to U.S. dollars using the euro Conversion Rate were $1,888,616, $366,101 and $1,259,078 for Messrs. Trautz, de Vries and Bigman, respectively. In accordance with the Settlement Agreement with Mr. Trautz, his final payment with respect to his legacy Basell MTI Plan awards was made in 2009 in the amount earned (as converted to U.S. dollars using the euro Conversion Rate) of $1,095,349. With respect to Messrs. de Vries and Bigman, the final payments with respect to these legacy Basell MTI Plan awards were made in 2010 in the amounts (as converted to U.S. dollars using the euro Conversion Rate) of $208,638 and $730,233, respectively.

•	The LyondellBasell Mid-Term Incentive Plan (the “LyondellBasell MTI Plan”). Awards were granted under the LyondellBasell MTI Plan in 2008 to Messrs. Bigman, de Vries and Dineen; however, no payments were earned or paid in 2009 on account of such awards because we did not meet our applicable performance goals in 2008. Additionally, the company’s 2009 performance prohibits any payments being earned on the LyondellBasell MTI Plan awards in 2010 and it is likely that the company’s 2010 performance will prohibit any such payments in 2011, the final year in which payments under the LyondellBasell MTI Plan would be due. As a result, we are not accruing any amounts for payment of these awards and we are treating these awards as lapsed.

•	Basell Stock Options and Stock Appreciation Rights Between 1999 and 2005, Basell and its predecessor Montell granted stock options and stock appreciations rights (“SARs”) to Messrs. Trautz and de Vries covering shares of BASF and Royal Dutch Shell, the shareholders of Basell. All of the options and SARs vested between March 30, 2003 and June 16, 2008. The remaining options and SARs will expire between April 3, 2011 and June 16, 2015, which dates are ten years after the grant date of the awards. See “Outstanding Equity Awards at Year-End 2009.”

•	LyondellBasell Long Term Incentive Plan (the “2008 LTIP”). Messrs. Bigman, Trautz, de Vries and Dineen were granted phantom units (the “Phantom Units”) pursuant to the 2008 LyondellBasell Long Term Incentive Plan on April 1, 2008. The Phantom Units represent the right to the appraised unit value, if any, of a unit of NAG Investments LLC, a Delaware limited liability company (“NAG”), which directly and indirectly owns shares in Nell Limited. Nell Limited was indirectly owned by Access Industries Holding LLC and directly and indirectly owned by Mr. Leonard Blavatnik, and Nell formerly indirectly owned all of the outstanding equity interests of LyondellBasell AF. On the vesting date of the Phantom Units, the participants are to receive an amount equal to the product of the number of vested Phantom Units multiplied by the appraised NAG unit value as of the applicable valuation date. Recipients are also entitled to a payment that is equivalent to a dividend paid on a NAG unit. The awards vest in April 1, 2011 or earlier (a) upon change in control of NAG or (b) on a pro rata basis, in the event of death, disability, retirement or termination without cause. Upon the commencement of our bankruptcy case, the Phantom Units were deemed to have only a nominal value and, for certain Named Executive Officers, payments with respect to these awards were not authorized by the Bankruptcy Court. Specifically, in April 2009, NAG units held by LyondellBasell Management Holdings LLC were redeemed by NAG. The valuation of a NAG unit for purposes of the redemption was less than one cent. For purposes of this prospectus, we have valued the outstanding Phantom Units using the same valuation of less than one cent per unit. There was no other market for NAG units in 2009, nor was there any valuation of NAG units performed in accordance with the 2008 LTIP documents. No payments were made on account of Phantom Units or related dividend equivalents in 2009.

•	Additionally, the SERP and the Deferral Plan for U.S. executives were frozen and discontinued as of January 6, 2009; the Lyondell Chemical Company Executive Medical Plan and the Lyondell Chemical Company Executive Life Insurance Plan were terminated; and the Executive Severance Pay Plan was rejected in the bankruptcy court proceedings. All supplementary savings programs were terminated in 2008 and we have no outstanding obligations under those programs. No Named Executive Officers have interests or entitlements under any such plans, with the exception of Mr. Dineen’s unsecured claim in the bankruptcy case for his SERP and Deferral Plan account balances. Any payments made to Mr. Dineen on account of such claim will be in accordance with our Plan of Reorganization.

Outstanding Equity Awards at Year-End 2009

The following table sets forth options, SARs and Phantom Units held by our Named Executive Officers and outstanding as of December 31, 2009.

					Stock Awards
	Option Awards					Market
	Number of	Number of			Number of	Value of
	Securities	Securities			Shares or	Shares or
	Underlying	Underlying			Units of	Units of
	Unexercised	Unexercised	Option	Option	Stock That	Stock that
	Options (#)	Options (#)	Exercise	Expiration	Have Not	Have Not
Name	Exercisable	Unexercisable	Price ($)(1)	Date	Vested (#)	Vested ($)

Anton de Vries
Options(2)	9,000	—	45.38	4/3/11
SARs(4)	3,600	—	57.96	4/23/12
SARs(4)	4,160	—	36.92	3/29/14
SARs(5)	5,720	—	48.59	6/16/15
SARs(6)	5,720	—	54.06	6/16/15
Phantom Units(7)					123,599	719
Volker Trautz
SARs(9)	7,000	—	57.14	2/28/12
SARs(9)	9,990	—	37.87	2/26/14
SARs(10)	14,078	—	44.74	2/24/15
SARs(11)	11,742	—	53.63	2/24/15
Alan Bigman
Phantom Units(7)					159,813	930

(1)	For purposes of the executive compensation disclosure herein, the Option Exercise Price has been converted to U.S. dollars using the euro Conversion Rate.

(2)	Options in shares of Royal Dutch Shell were awarded to Mr. de Vries on April 3, 2001 pursuant to a legacy Basell incentive compensation plan. All options fully vested on April 3, 2004.

(3)	SARs with respect to shares of Royal Dutch Shell were awarded to Mr. de Vries on April 23, 2002 pursuant to a legacy Basell incentive compensation plan. All SARs fully vested on April 23, 2005. SARs may only be exercised if the price at the time of the exercise is at least 30% higher than the grant price. The Option Exercise Price shown above reflects this minimum exercise price, which is 30% higher than the grant price.

(4)	SARs with respect to shares of Royal Dutch Shell were awarded to Mr. de Vries on March 29, 2004 pursuant to a legacy Basell incentive compensation plan. All SARs fully vested on March 29, 2007. SARs may only be exercised if the price at the time of the exercise is at least 30% higher than the grant price.

The Option Exercise Price shown above reflects this minimum exercise price, which is 30% higher than the grant price.

(5)	SARs with respect to shares of Royal Dutch Shell were awarded to Mr. de Vries on June 16, 2005 pursuant to a legacy Basell incentive compensation plan. All SARs fully vested on June 16, 2008. SARs may only be exercised if the price at the time of the exercise is at least 30% higher than the grant price. The Option Exercise Price shown above reflects this minimum exercise price, which is 30% higher than the grant price.

(6)	SARs with respect to shares of BASF were awarded to Mr. de Vries on June 16, 2005 pursuant to a legacy Basell incentive compensation plan. All SARs fully vested on June 16, 2008. SARs may only be exercised if the price at the time of the exercise is at least 30% higher than the grant price. The Option Exercise Price shown above reflects this minimum exercise price, which is 30% higher than the grant price.

(7)	Phantom Units granted pursuant to the 2008 LTIP. Upon the commencement of our bankruptcy case, the Phantom Units were deemed to have only a nominal value and, for certain Named Executive Officers, payments with respect to these awards were not authorized by the Bankruptcy Court. Specifically, in April 2009, NAG units held by LyondellBasell Management Holdings LLC were redeemed by NAG. The valuation of a NAG unit for purposes of the redemption was less than one cent. For purposes of this prospectus, we have valued the outstanding Phantom Units using the same valuation of less than one cent per unit. There was no other market for NAG units in 2009, nor was there any valuation of NAG units performed in accordance with the 2008 LTIP documents.

(8)	SARs with respect to shares of Royal Dutch Shell were awarded to Mr. Trautz on February 28, 2002 pursuant to a legacy Basell incentive compensation plan. All SARs fully vested on February 28, 2005. SARs may only be exercised if the price at the time of the exercise is at least 30% higher than the grant price. The Option Exercise Price shown above reflects this minimum exercise price, which is 30% higher than the grant price.

(9)	SARs with respect to shares of Royal Dutch Shell were awarded to Mr. Trautz on February 26, 2004 pursuant to a legacy Basell incentive compensation plan. All SARs fully vested on February 26, 2007. SARs may only be exercised if the price at the time of the exercise is at least 30% higher than the grant price. The Option Exercise Price shown above reflects this minimum exercise price, which is 30% higher than the grant price.

(10)	SARs with respect to shares of Royal Dutch Shell were awarded to Mr. Trautz on February 24, 2005 pursuant to a legacy Basell incentive compensation plan. All SARs fully vested on February 24, 2008. SARs may only be exercised if the price at the time of the exercise is at least 30% higher than the grant price. The Option Exercise Price shown above reflects this minimum exercise price, which is 30% higher than the grant price.

(11)	SARs with respect to shares of BASF were awarded to Mr. Trautz on February 24, 2005 pursuant to a legacy Basell incentive compensation plan. All SARs fully vested on February 24, 2008. SARs may only be exercised if the price at the time of the exercise is at least 30% higher than the grant price. The Option Exercise Price shown above reflects this minimum exercise price, which is 30% higher than the grant price.

Option Exercises and Stock Vested for 2009

The following table sets forth Phantom Units that vested during 2009. No other option awards or stock awards held by our Named Executive Officers vested or were exercised in 2009.

	Option Awards		Stock Awards
	Number of	Value Realized	Number of
	Shares Acquired	Upon Exercise	Shares Acquired	Value Realized
Name	on Exercise (#)	($)	on Vesting (#)	on Vesting ($)

Volker Trautz(1)	—	—	—	531
Edward Dineen(1)	—	—	—	313

(1)	Phantom Units were granted to Messrs. Trautz and Dineen pursuant to the 2008 LTIP and vested, on a pro rata basis, as of their respective termination dates of May 31, 2009 and December 15, 2009. The number of pro rata vested units for Messrs. Trautz and Dineen were 91,248 and 53,855 respectively. As discussed in footnote 12 to the Outstanding Equity Awards at Year-End 2009 table above, upon the filing of our bankruptcy case, these awards were deemed to have only nominal value. For purposes of this prospectus we have used a valuation of less than one cent per unit; however, no amounts were actually paid out on account of the Phantom Units in 2009.

Pension Benefits

			Present Value
		Number of Years	of Accumulated	Payments During
Name	Plan Name	Credited Service (#)	Benefit ($)(1)	Last Fiscal Year ($)

James Gallogly	LyondellBasell Retirement Plan	0	5,708	0
C. Kent Potter	LyondellBasell Retirement Plan	0	4,828	0
Craig Glidden	LyondellBasell Retirement Plan	0	5,443	0
Kevin Brown	LyondellBasell Retirement Plan	0	2,707	0
Alan Bigman	LyondellBasell Retirement Plan	1	13,115	0
Edward Dineen	LyondellBasell Retirement Plan	32	715,173	0
	Lyondell Chemical Company Supplementary Executive Retirement Plan
Volker Trautz(2)	Pensionskasse der BASF VvaG	N/A	N/A	N/A
Anton de Vries(3)	Regeling voor Oud-Shell werknemers aan de Pensioenregeling van Stichting Shell Pensioenfonds	32	1,536,763	0

(1)	The amounts shown in the Pension Benefits table for the U.S. Named Executive Officers are the actuarial present value of each participant’s accumulated benefits as of December 31, 2009, calculated on the same basis as that used in Note 23 to our Consolidated Financial Statements, with the exception that each participant was assumed to continue to be actively employed by us until age 65 (earliest unreduced retirement age) and immediately commence his or her benefit at that time. Assumptions used to develop the amounts in Note 23 are:

•	post-retirement mortality based on the RP-2000 (sex distinct, no blue or white collar adjustment) mortality table projected to 2017;

•	a discount rate of 5.75%;

•	a cash balance interest crediting rate of 4.75%;

•	for benefits accrued under the Lyondell Prior Plan:

•	80% of transition participants who terminate after eligibility for early retirement will elect a lump sum form of payment and 20% will elect an annuity;

•	60% of non-transition participants who terminate after eligibility for early retirement will elect a lump sum form of payment and 40% will elect an annuity;

•	for benefits accrued under the cash balance formula effective January 1, 2009, 100% of participants will elect to receive their cash balance benefit in the lump sum form;

•	the future segmented yield curve used for conversion of annuities to lump sums will be 2.08% for payments in the first five years after commencement, 5.72% for payments made in the following 15 years and 6.12% thereafter; and

•	the mortality table used for conversion of annuities to lump sums is the mortality table defined in IRS Revenue Ruling 2008-25, further adjusted to reflect anticipated mortality improvements.

The amount shown for Mr. Dineen also reflects his accrued benefit under the LyondellBasell Retirement Plan formula in effect before 2009 (the “Lyondell Prior Plan”), discussed in detail below. As Mr. Dineen is eligible for early retirement under the terms of the Lyondell Prior Plan, if he had elected early retirement and if a lump sum payment would have been permissible under the provisions of the Pension Protection Act, the lump sum payment for Mr. Dineen’s Lyondell Prior Plan benefit would have been $832,821, as of December 31, 2009. However, benefits would not have been payable on December 31, 2009 because, under the terms of the Lyondell Prior Plan, benefits are payable the first day of the month after termination. Therefore, technically, this benefit would not have been payable until January 1, 2010. In addition to this lump sum amount under the Lyondell Prior Plan, the cash balance lump sum amount for Mr. Dineen was $27,355 as of December 31, 2009.

(2)	The company’s pension benefit obligations with respect to Mr. Trautz are covered by contributions to the Pensionskasse der BASF VvaG, a Senior Manager pension program of BASF maintained in Germany. The amount shown for Mr. Trautz is the total of the company contributions to the Pensionskasse der BASF VvaG during 2009. We have no information with respect to Mr. Trautz’s total present value of accumulated benefit under this pension program.

(3)	Mr. de Vries participates in our retirement plan based in the Netherlands, which is a former Shell retirement plan (the “Dutch Retirement Plan”). There are no vesting requirements under the Dutch Retirement Plan, and upon retirement, Mr. de Vries would be entitled to a benefit equal to 2% of his pensionable salary (which was €312,000 in 2009), minus a social security offset, multiplied by years of service. Mr. de Vries makes an annual contribution to the Dutch Retirement Plan equal to 2% of salary up to €60,000; 4% of salary up to €120,000; 6% of salary up to €180,000 and 8% of salary up to €180,000. The normal retirement date under the Dutch Retirement Plan is the first day of the month in which the participant turns 65 and is paid as a life time annuity with lump sum option. A participant between age 55 and 65 may elect to retire early and received a reduce benefit based on then-current plan reduction factors. Additionally, the Dutch Retirement Plan provides for a spousal pension of 70% of the retirement benefit and a dependant child pension of 14% of the retirement benefit in the event of the participant’s death.

Messrs. Gallogly, Potter, Glidden, Brown, Bigman and Dineen participate in the LyondellBasell Retirement Plan, a U.S. qualified defined benefit pension plan. Effective January 1, 2009, we amended the LyondellBasell Retirement Plan to provide pension benefits under a cash balance formula that defines participants’ accrued benefits in terms of a notional cash account balance. Eligible employees become participants in the LyondellBasell Retirement Plan immediately upon employment and are fully vested in their benefits upon the earliest of completion of three years of service, death or attainment of age 65. Some employees are excluded from participation in the LyondellBasell Retirement Plan, including casual and project employees, leased employees, collectively bargained employees (unless the LyondellBasell Retirement Plan benefits were subject to negotiation), students, contract employees and participants in another on-going company-sponsored qualified defined benefit pension plan. The notional cash account balance in the LyondellBasell Retirement Plan for each participant comprises a pay credit of 5% and interest credits, each of which are accumulated as of the end of each calendar quarter. Pay credits are based on quarterly limited base pay. The pay used will not exceed the Internal Revenue Service, or IRS, compensation limit for qualified plans. In 2009, the IRS annual compensation limit was $245,000. Interest credits are based on the 5th, 4th and 3rd monthly-determined 30-year treasury rates before the start of that quarter. Messrs. Bigman and Dineen, who are participants hired before January 1, 2009, earned transition credits based on completed years of age and service as of December 31, 2008. LyondellBasell Retirement Plan benefits under the cash balance formula are payable upon separation from the company. The normal form of payment is an annuity, but participants may choose to convert their retirement payment to another optional form, including a lump sum payment. The ability of the LyondellBasell Retirement Plan to make lump sum payments is subject to attainment of the funding levels required under the Internal Revenue Code in accordance with the Pension Protection Act (“PPA”) and is further restricted by the company’s pending bankruptcy proceeding.

Mr. Dineen also accrued benefits under the Lyondell Prior Plan. That pension benefit was calculated on a final average pay formula and accruals using that formula ceased on December 31, 2008. Mr. Dineen’s pre-2009 pension benefit, upon retirement on or after the normal retirement age, is based on the following formula: 1.45% final average pay (as described below) x credited service. Through June 30, 2002, different formulas were used to calculate benefits under multiple pension plans, which are now included in the LyondellBasell Retirement Plan. The pre-2009 portion of the Lyondell Prior Plan benefit under the formula described above will never be less than the benefit earned as of June 30, 2002. Final average pay under the Lyondell Prior Plan benefit calculation is the average of the participant’s highest 36 consecutive months of base salary during the last 120 months of employment. However, the annual salary amounts used to determine final average pay amount used under the LyondellBasell Retirement Plan will not exceed the Internal Revenue Service, or IRS, compensation limit for qualified plans. In 2008, the IRS annual compensation limit was $230,000.

Benefits under the Lyondell Prior Plan are normally payable as a life annuity with five years of guaranteed payments (normal form). Participants may choose to convert their retirement payment to another optional form, including joint and survivor and period certain annuities and lump sum payments. Lump sum payments are calculated on the actuarial equivalent basis to determine the minimum lump sum payable under Internal Revenue Code Section 417(e). The PPA changed this basis effective January 1, 2008, with a five-year phase-in of the impact of the change in interest rates and use of the 2008 Applicable Mortality Table for Lump Sums. In general, this change will decrease the value of lump sum payments.

A participant who is at least 55 with 10 or more years of membership service at termination may elect to begin payment before age 65, reduced for early retirement. Benefits are calculated as follows:

•	benefits paid as annuities are reduced for early retirement from the amounts payable at age 65. Generally, benefits are reduced 4% per year between ages 60 and 65, and 3% per year between ages 55 and 60. However, the portion of the benefit attributable to credited service through June 30, 2002 (but using final average pay as of termination), is unreduced at age 60 and if paid before age 60, is reduced for early retirement using the prior plan (through June 30, 2002) factor of 5% per year from the age 60 benefit:

•	lump sum payments are actuarially equivalent to the participant’s normal form benefit at age 65, but the lump sum benefit will never be less than actuarially equivalent to the participant’s early retirement normal form benefit accrued as of June 30, 2002.

The Lyondell Chemical Company Supplementary Executive Retirement Plan, referred to as the SERP, was frozen and discontinued as of January 6, 2009. The SERP applied to certain officers and senior managers and provided participants with supplementary retirement benefits not provided under the LyondellBasell Retirement Plan. The SERP uses the same formula and rules applied under the LyondellBasell Retirement Plan as described above (including the Lyondell Prior Plan for benefits prior to 2009). Under the SERP benefit prior to 2009, participants that are at least age 55 receive a lump sum payment calculated as the actuarial equivalent of the participant’s early retirement benefit. Compensation used to compute final average pay under the pre-2009 SERP benefit includes the portion of the employee’s annual base salary exceeding the IRS compensation limit ($230,000 in 2008), base salary the participant had deferred into the Lyondell Executive Deferral Plan, and the participant’s annual cash bonus.

The only Named Executive Officer who held an interest in the SERP prior to its termination is Mr. Dineen. He holds an unsecured claim of $626,672 that represents the full amount of his claim pursuant to the SERP, and any amount he receives will be in accordance with our Plan of Reorganization.

Nonqualified Deferred Compensation(1)

	Executive	Registrant		Aggregate
	Contributions	Contributions	Aggregate Earnings	Withdrawals/	Aggregate Balance
Name	in Last FY ($)	in Last FY ($)	in Last FY ($)(2)	Distributions ($)	at Last FYE ($)

Edward Dineen	0	0	206	0	0

(1)	The Deferral Plan is a non-qualified deferred compensation plan. The Deferral Plan was frozen and discontinued as of January 6, 2009. Under the Deferral Plan, certain officers and senior managers could elect to defer up to 50% of their annual base salary and 100% of their annual cash bonus award each year. Deferral elections were required to be made before the year in which compensation is earned during open enrollment. The Deferral Plan provided that accounts accrued interest. The interest rate for six days that the Deferral Plan was in effect in 2009 was 11.01%.

The only Named Executive Officer who held an interest in the Deferral Plan prior to its termination is Mr. Dineen. He holds an unsecured claim in our bankruptcy case of $114,282 that represents the full amount of his claim pursuant to the Deferral Plan, and any amount he receives on account of this claim will be in accordance with our plan or reorganization.

(2)	Of the amounts in this column, $161 was also reported for Mr. Dineen in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table above.

Potential Payments Upon Termination or Change of Control

As described under “Compensation Discussion and Analysis — Overview of Compensation Program — Severance Arrangements,” the company has entered into employment agreements with Messrs. Gallogly, Glidden and Brown that provide certain benefits upon severance or change of control that are in addition to, or in some cases, in lieu of the STP that applies generally to all U.S.-based employees. The following table summarizes the potential payments to our Named Executive Officers upon termination or change of control assuming a December 31, 2009 termination date and in consideration of the fact that we had not emerged from bankruptcy and the Initial Equity Awards had not been granted as of that date. In the case of Messrs. Trautz, Dineen and Bigman, amounts represent the actual amounts they received or are entitled to as a result of their actual termination as of May 31, 2009, December 15, 2009 and March 31, 2010, respectively.

In the table below, severance payments are expressed as a lump sum payment and medical coverage is expressed as the present value of future payments expected to be made over the number of years such named executive is entitled to coverage. These benefits are in addition to benefits available generally to salaried employees, such as distributions under our 401(k) savings plan, benefits pursuant to the LyondellBasell Retirement Plan, disability benefits, accrued vacation pay, and benefits under the STP, as well as pension and severance benefits generally available to our employees in the Netherlands. Additionally, no amounts are reflected on account of the LyondellBasell 2008 MTI Plan, as performance conditions will not be met for these awards and we are not accruing any amounts on account of such awards. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different than the estimates presented in the table. Factors that could affect these amounts include the timing during the year of any such event and the executive’s age. For additional information about benefits due to executives in the event of termination or change in control, see

“Compensation Discussion and Analysis — Elements of Compensation Program — Severance Arrangements” and “— Employment Agreements with Named Executive Officers” above.

Event	Gallogly	Potter	Glidden	Brown	de Vries	Bigman	Dineen(1)	Trautz

Retirement
Severance payment	N/A	N/A	N/A	N/A	N/A	N/A	N/A	714,008
Pro rata vesting of STI Plan awards	1,846,154	296,154	169,470	75,000	416,298	N/A	N/A	461,065
Basell MTI award	N/A	N/A	N/A	N/A	208,638	N/A	N/A	1,095,349
MIP award	N/A	N/A	N/A	N/A	720,104	N/A	N/A	N/A
Options and/or SARs(2)	N/A	N/A	N/A	N/A	57,152	N/A	N/A	122,341
Phantom Units(3)	N/A	N/A	N/A	N/A	420	N/A	N/A	531
Death or Disability
Cash payment equal to maximum annual bonus	1,846,154	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Cash payment equal to Initial Equity Award	N/A	N/A	466,043	200,000	N/A	N/A	N/A	N/A
Pro rata vesting of STI Plan awards	1,846,154	296,154	169,470	75,000	416,298	N/A	N/A	N/A
Basell MTI award	N/A	N/A	N/A	N/A	208,638	N/A	N/A	N/A
MIP award	N/A	N/A	N/A	N/A	720,104	N/A	N/A	N/A
Options and/or SARs(2)	N/A	N/A	N/A	N/A	57,152	N/A	N/A	N/A
Phantom Units(3)	N/A	N/A	N/A	N/A	420	N/A	N/A	N/A
Termination without Cause or for Good Reason
Severance payment in lieu of separate STP benefits	3,346,154	N/A	1,160,063	675,000	N/A	N/A	N/A	N/A
Pro rata vesting of STI Plan awards	1,846,154	296,154	169,470	75,000	416,298	N/A	389,183	N/A
Medical coverage	10,157	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Basell MTI award	N/A	N/A	N/A	N/A	208,638	N/A	N/A	N/A
MIP award	N/A	N/A	N/A	N/A	720,104	N/A	1,261,499	N/A
Options and SARs(2)	N/A	N/A	N/A	N/A	57,152	N/A	N/A	N/A
Phantom Units(3)	N/A	N/A	N/A	N/A	420	544	313	N/A
Change in Control with Termination Without Cause or for Good Reason
Severance payment in lieu of separate STP benefits	16,692,308	N/A	1,160,063	675,000	N/A	N/A	N/A	N/A
Pro rata vesting of STI Plan awards	1,846,154	296,154	169,470	75,000	416,298	N/A	N/A	N/A
Medical coverage	10,157	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Basell MTI award	N/A	N/A	N/A	N/A	208,638	N/A	N/A	N/A
MIP award	N/A	N/A	N/A	N/A	720,104	N/A	N/A	N/A
Options and SARs(2)	N/A	N/A	N/A	N/A	57,152	N/A	N/A	N/A
Phantom Units(3)	N/A	N/A	N/A	N/A	420	N/A	N/A	N/A
Change in Control Only
Additional Benefits	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Termination by Mutual Consent (in the case of Mr. Bigman, expiration of his employment agreement)
Severance payment	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Pro rata vesting of STI Plan awards	N/A	N/A	N/A	N/A	N/A	727,814	N/A	N/A
Medical coverage	10,157	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Basell MTI award (if company consents)	N/A	N/A	N/A	N/A	N/A	730,233	N/A	N/A
MIP award	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Options and SARs(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Termination for Cause
Additional Benefits	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Amounts for Mr. Dineen do not reflect benefits pursuant to the STP because such plan is not specific to executives and covers all U.S.-based employees. The STP is designed for employees who are terminated for reasons other than cause, mainly because such employees’ jobs are permanently eliminated. For information regarding the actual severance payments Mr. Dineen received or is entitled to receive as a result of his termination on December 15, 2009, see note 5 to the Summary Compensation Table.

(2)	Amounts shown for stock options and SARs are based on the market price as of December 31, 2009 of the underlying share of Royal Dutch Shell or BASF, as applicable, minus the exercise price that corresponds to such option or SAR award. As of December 31, 2009, the market price of a share of Royal Dutch Shell was $31.10, and the market price of a share of BASF was $64.05.

(3)	Phantom Units granted pursuant to the 2008 LTIP. Upon the commencement of our bankruptcy case, the Phantom Units were deemed to have only a nominal value and, for certain Named Executive Officers, payments with respect to these awards are not authorized by the Bankruptcy Court. Specifically, in April 2009 NAG units held by LyondellBasell Management Holdings LLC were redeemed by NAG. The valuation of a NAG unit for purposes of the redemption was less than one cent. For purposes of this prospectus, we have valued the outstanding Phantom Units using the same valuation of less than one cent per unit. There was no other market for NAG units in 2009 nor was there any valuation of NAG units performed in accordance with the 2008 LTIP documents.

Compensation of Directors

We will be compensating each supervisory director pursuant to a standard arrangement that includes an annual retainer and meeting fees. The annual retainer will be paid in cash and restricted stock units. Additionally, supervisory directors will receive a fee for attendance at each meeting of a Supervisory Board Committee of which such director is a member, fees for attendance at meetings of the Supervisory Board, and a fee for each day’s attendance at other functions in which directors are requested to participate. In addition, the Chairman of the Board and Chairmen of Supervisory Board Committees will receive additional annual retainers.

Stephen F. Cooper, a member of our Supervisory Board since August 2, 2010, served on the Supervisory Board of LyondellBasell AF from March 2009 until April 2010. In connection with his service on the Supervisory Board and the Restructuring Committee of LyondellBasell AF, Mr. Cooper was paid a monthly fee of $150,000 for an aggregate of $1,500,000 of compensation in 2009.

Compensation Committee Interlocks and Insider Participation

None of our executive officers have served as members of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Affiliates

LyondellBasell N.V. has related party transactions with its equity investees, and LyondellBasell AF had related party transactions with its equity investees and with Access Industries prior to emergence. See Notes 9 and 11 to the Consolidated Financial Statements for the year ended December 31, 2009.

In connection with Stephen F. Cooper’s service as Chairman of the Restructuring Committee and Vice Chairman of the Supervisory Board of LyondellBasell AF during bankruptcy proceedings and his extraordinary efforts and contributions in furtherance of the Debtors’ restructuring, Mr. Cooper was awarded a bonus payment of $9.75 million in April 2010.

In December 2010, the Company entered into a cooperation agreement with Access Industries. Employees of the Company have been providing assistance and support to Access Industries in connection with certain tax and accounting matters related to the time period during which LyondellBasell AF S.C.A. was wholly-owned by certain affiliates of Access Industries. Pursuant to the cooperation agreement, we charge Access Industries for these services on a time and materials basis, and in 2010 charged $110,000. The agreement terminates December 31, 2014, and we reasonably believe that the amounts ultimately charged through the term likely will exceed $120,000.

Additionally, we entered into certain agreements with the selling shareholders upon our emergence from bankruptcy. These agreements include the Registration Rights Agreement dated April 30, 2010 pursuant to which the registration statement of which this prospectus forms is being filed with the SEC and Nomination Agreements. The Registration Rights Agreement obligates us to register the resale of ordinary shares owned by Access, Apollo and Ares Management and their affiliates. The Nomination Agreements, as described under “Description of Securities to be Registered — Ordinary Shares — Election and Tenure of Directors” and “Directors and Executive Officers — Boards of Directors,” each of Access, Apollo and ACOF III (on behalf of itself and the other Ares Recordholders) have the right to nominate individuals for appointment to the Supervisory Board if certain ownership thresholds are met. The nomination rights continue for so long as the shareholders meet the required thresholds.

On December 20, 2010, one of our subsidiaries received demand letters from affiliates of Access Industries, a more than five percent shareholder of the Company. We conducted an initial investigation of the facts underlying the demand letters and engaged in discussions with Access. We requested that Access withdraw its demands with prejudice and, on January 17, 2011, Access declined to withdraw the demands, with or without prejudice.

Specifically, Access affiliates Nell Limited (“Nell”) and BI S.á.r.l. (“BI”) have demanded that LyondellBasell Industries Holdings B.V., a wholly-owned subsidiary of the Company (“LBIH”), indemnify them and their shareholders, members, affiliates, officers, directors, employees and other related parties for all losses, including attorney’s fees and expenses, arising out of a pending lawsuit styled Edward S. Weisfelner, as Litigation Trustee of the LB Litigation Trust v. Leonard Blavatnik, et al., Adversary Proceeding No. 09-1375 (REG), in the United States Bankruptcy Court, Southern District of New York.

In the Weisfelner lawsuit, the plaintiffs seek to recover damages from numerous parties, including Nell, Access and its affiliates. The damages sought from Nell, Access and its affiliates include, among other things, the return of all amounts earned by them related to their acquisition of shares of Lyondell Chemical Company prior to its acquisition by Basell AF S.C.A. in December 2007, distributions by Basell AF S.C.A. to its shareholders before it acquired Lyondell Chemical Company, and management and transaction fees and expenses. We cannot at this time determine the amount of liability, if any, that may be sought from LBIH by way of indemnity if a judgment is rendered or a settlement is paid in the Weisfelner lawsuit.

Nell and BI have also demanded that LBIH pay $50 million in management fees for the years 2009 and 2010 and that LBIH pay other unspecified amounts relating to advice purportedly given in connection with financing and other strategic transactions.

Nell and BI assert that LBIH’s responsibility for indemnity and the claimed fees and expenses arises out of a management agreement entered into on December 11, 2007, between Nell and Basell AF S.C.A. They assert that LBIH, as a former subsidiary of Basell AF S.C.A., is jointly and severally liable for Basell AF S.C.A.’s obligations under the agreement, notwithstanding that LBIH was not a signatory to the agreement and the liabilities of Basell AF S.C.A., which was a signatory, were discharged in the LyondellBasell bankruptcy proceedings.

We do not believe that the management agreement is in effect or that the Company, LBIH, or any other Company-affiliated entity owes any obligations under the management agreement. We intend to defend vigorously any proceedings, claims or demands that may be asserted.

Indemnification Agreements

We have entered into indemnification agreements with our directors. See “Indemnification of Directors and Officers” below.

Conflicts of Interest and Related Person Transactions Policy

LyondellBasell Industries N. V. has adopted a written Related Party Transaction Approval Policy, which requires the disinterested members of the Audit Committee to review and approve, in advance of commitment, certain transactions that LyondellBasell Industries N.V. enters into, from time to time, with the following related parties:

•	holders of 5% or more of LyondellBasell Industries N.V.’s ordinary shares, or

•	entities for which a LyondellBasell Industries N.V. officer or Supervisory Board member serves as an officer or a member of that entity’s board of directors or equivalent governing body.

The transactions covered by the policy are those which are:

•	in the ordinary course of business and have a value of $25 million or more, or

•	not in the ordinary course of business, regardless of value,

and do not include transactions among LyondellBasell Industries N.V. and its subsidiaries or joint ventures. A transaction is re-submitted to the Audit Committee for review and approval if:

•	the transaction previously fell below the $25 million threshold but is now expected to exceed it,

•	the transaction’s value increased by more than 10% or $10 million, whichever is less, or

•	a transaction with market-related pricing terms is changed to more of a fixed-price transaction.

In addition, at least annually, LyondellBasell Industries N.V.’s Controller’s Department will prepare a summary of all transactions and all currently proposed transactions with those related parties, including transactions that did not require pre-approval under the policy, and the summary is presented to the Audit Committee for review. The disinterested members of the Audit Committee determine the fairness of the transactions to LyondellBasell Industries N.V. by considering whether they have terms no less favorable than those which could be obtained from non-related parties. The Audit Committee may refer to the Supervisory Board, for review and approval by the disinterested members of the Supervisory Board, a transaction that may cause a member of the Supervisory Board to no longer be deemed independent.

LEGAL MATTERS

The validity of the ordinary shares offered by this prospectus will be passed upon for us by Clifford Chance LLP.

EXPERTS

The consolidated financial statements of (i) LyondellBasell Industries AF S.C.A. as of and for the year ended December 31, 2009 and 2008 (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 3 to the consolidated financial statements); (ii) Lyondell Chemical Company for the period from December 21, 2007 to December 31, 2007 (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 19 to the consolidated financial statements); and (iii) Lyondell Chemical Company for the period from January 1, 2007 to December 20, 2007 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of LyondellBasell AF for the year ended December 31, 2007 have been included herein in reliance upon the reports of KPMG Audit S.à r.l., (“KPMG”), independent registered public accounting firm, and PricewaterhouseCoopers LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firms as experts in accounting and auditing.

AVAILABLE INFORMATION

We are required to file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for information on the public reference room. You can also find our filings on the SEC’s website at http://www.sec.gov and on our website at http://www.lyondellbasell.com. Information contained on our website is not part of this prospectus, unless specifically so designated and filed with the SEC.

We have filed with the SEC a registration statement on Form S-1 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s website.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board of Directors of LyondellBasell Industries AF S.C.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholder’s deficit and of cash flows present fairly, in all material respects, the financial position of LyondellBasell Industries AF S.C.A. and its subsidiaries (the “Company”) at December 31, 2009 and 2008 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3, on January 6, 2009, the Company’s U.S. subsidiaries and a German subsidiary, and on April 24, 2009, LyondellBasell Industries AF S.C.A., each filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. In order to emerge from bankruptcy, the Company must gain bankruptcy court approval of their plan of reorganization (POR). The POR, among other things, requires raising new debt and equity financing in order to discharge certain liabilities, including the debtor-in-possession financing, which matures on April 6, 2010. The outcome of these events is uncertain, which raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/  PricewaterhouseCoopers LLP

Houston, Texas
February 28, 2010, except for footnote (a) in Note 29 as to which the date is August 20, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of LyondellBasell Industries AF S.C.A.

We have audited the accompanying consolidated statements of income, stockholder’s equity and cash flows of LyondellBasell Industries AF S.C.A. (formerly Basell AF S.C.A.) and subsidiaries (the “Company”) for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the consolidated financial statements of Lyondell Chemical Company, a wholly-owned subsidiary, and subsidiaries (“Lyondell”) which statements reflect total assets constituting 69 percent and total revenues constituting 5 percent, after elimination of intercompany balances and sales, in 2007 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Lyondell, is based solely on the report of the other auditors.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of LyondellBasell Industries AF S.C.A. and subsidiaries for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG Audit S.à r.l.
City of Luxembourg
Luxembourg
March 30, 2008, except for Note 29 Segment and Related Information to which the date is February 28, 2010

LYONDELLBASELL INDUSTRIES AF S.C.A.
(DEBTOR-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
Millions of dollars	2009	2008	2007

Sales and other operating revenues:
Trade	$30,207	$49,903	$16,168
Related parties	621	803	952

	30,828	50,706	17,120
Operating costs and expenses:
Cost of sales	29,372	48,780	15,196
Inventory valuation adjustment	127	1,256	—
Impairments	17	5,207	20
Selling, general and administrative expenses	850	1,197	740
Research and development expenses	145	194	135
Purchased in-process research and development	—	—	95

	30,511	56,634	16,186

Operating income (loss)	317	(5,928)	934
Interest expense ($2,720 million contractual interest for the year ended December 31, 2009)	(1,795)	(2,476)	(353)
Interest income	18	69	70
Other income, net	325	113	127

Income (loss) from continuing operations before equity investments, reorganization items and income taxes	(1,135)	(8,222)	778
Income (loss) from equity investments	(181)	38	162
Reorganization items	(2,961)	—	—

Income (loss) from continuing operations before income taxes	(4,277)	(8,184)	940
Provision for (benefit from) income taxes	(1,411)	(848)	279

Income (loss) from continuing operations	(2,866)	(7,336)	661
Income from discontinued operations, net of tax	1	15	—

Net income (loss)	$(2,865)	$(7,321)	$661

Unaudited pro forma earnings per share:
Net income (loss):
Basic	$(5.08)	$(12.98)	$1.17

Diluted	$(5.08)	$(12.98)	$1.17

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES AF S.C.A.
(DEBTOR-IN-POSSESSION)

CONSOLIDATED BALANCE SHEETS

	December 31,
Millions, except shares and par value data	2009	2008

ASSETS
Current assets:
Cash and cash equivalents	$558	$858
Short-term investments	11	32
Accounts receivable:
Trade, net	3,092	2,396
Related parties	195	189
Inventories	3,277	3,314
Prepaid expenses and other current assets	1,133	649

Total current assets	8,266	7,438
Property, plant and equipment, net	15,152	16,391
Investments and long-term receivables:
Investment in PO joint ventures	922	954
Equity investments	1,085	1,215
Other investments and long-term receivables	112	210
Intangible assets, net	1,861	2,241
Other assets	363	202

Total assets	$27,761	$28,651

LIABILITIES AND DEFICIT
Liabilities not subject to compromise:
Current liabilities:
Current maturities of long-term debt	$497	$22,891
Short-term debt	6,182	774
Accounts payable:
Trade	1,627	2,418
Related parties	501	244
Accrued liabilities	1,390	2,038
Deferred income taxes	170	236

Total current liabilities	10,367	28,601
Long-term debt	305	304
Other liabilities	1,361	2,451
Deferred income taxes	2,081	3,241
Commitments and contingencies
Liabilities subject to compromise	22,494	—
Stockholder’s deficit:
Common stock, €124 par value, 403,226 shares authorized and issued at December 31, 2009 and 2008	60	60
Additional paid-in capital	563	563
Retained deficit	(9,313)	(6,440)
Accumulated other comprehensive loss	(286)	(264)

LyondellBasell AF’s share of stockholder’s deficit	(8,976)	(6,081)
Non-controlling interests	129	135

Total deficit	(8,847)	(5,946)

Total liabilities and deficit	$27,761	$28,651

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES AF S.C.A.
(DEBTOR-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
Millions of dollars	2009	2008	2007

Cash flows from operating activities:
Net income (loss)	$(2,865)	$(7,321)	$661
Income from discontinued operations, net of tax	(1)	(15)	—
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,774	1,911	472
Asset impairments	17	5,207	20
Amortization of debt-related costs	347	513	77
Accrued debtor-in-possession exit fees	159	—	—
Inventory valuation adjustment	127	1,256	—
Equity investments —
Equity (income) loss	181	(38)	(162)
Distributions of earnings	26	98	148
Deferred income taxes	(1,399)	(831)	(111)
Reorganization items	2,961	—	—
Reorganization-related payments, net	(340)	—	—
Unrealized foreign currency exchange gains	(193)	(20)	(3)
Purchased in-process research and development	—	—	95
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(129)	1,367	503
Inventories	(40)	943	(161)
Accounts payable	99	(1,563)	(126)
Repayment of accounts receivable securitization facility	(503)	—	—
Accrued interest	(19)	(65)	(217)
Prepaid expenses and other current assets	(329)	101	(72)
Other, net	(661)	(468)	56

Net cash provided by (used in) operating activities — continuing operations	(788)	1,075	1,180
Net cash provided by operating activities — discontinued operations	1	15	—

Net cash provided by (used in) operating activities	(787)	1,090	1,180

Cash flows from investing activities:
Expenditures for property, plant and equipment	(779)	(1,000)	(411)
Proceeds from insurance claims	120	89	—
Acquisition of businesses, net of cash	—	(1,061)	(11,470)
Contributions and advances to affiliates	(4)	(60)	—
Proceeds from disposal of assets	20	173	—
Short-term investments	23	(32)	—
Other	9	7	(18)

Net cash used in investing activities	(611)	(1,884)	(11,899)

Cash flows from financing activities:
Net proceeds from issuance of debtor-in-possession term loan facility	1,992	—	—
Proceeds from note payable	100	—	—
Repayment of note payable	(100)	—	—
Repayment of debtor-in-possession term loan facility	(6)	—	—
Net borrowings under debtor-in-possession revolving credit facility	325	—	—
Net borrowings (repayments) under pre-petition revolving credit facilities	(766)	1,510	(130)
Net repayment on revolving credit facilities	(298)	—	—
Proceeds from short-term debt	42	5	80
Repayment of short-term debt	(6)	(7)	(16)
Issuance of long-term debt	—	1	21,761
Repayment of long-term debt	(68)	(384)	(9,103)
Payment of debt issuance costs	(93)	(42)	(264)
Changes in restricted cash	—	—	(1,371)
Dividends paid	—	—	(522)
Other, net	(21)	—	(19)

Net cash provided by financing activities	1,101	1,083	10,416

Effect of exchange rate changes on cash	(3)	9	33

Increase (decrease) in cash and cash equivalents	(300)	298	(270)
Cash and cash equivalents at beginning of period	858	560	830

Cash and cash equivalents at end of period	$558	$858	$560

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES AF S.C.A.
(DEBTOR-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S DEFICIT

					Accumulated	Total
			Additional	Retained	Other	Stockholder’s
	Common Stock		Paid-In	Earnings	Comprehensive	Equity	Comprehensive
Millions, except shares	Shares	Amount	Capital	(Deficit)	Income (Loss)	(Deficit)	Income (Loss)

Balance, January 1, 2007	403,226	$60	$981	$378	$120	$1,539
Net income	—	—	—	661	—	661	$661
Cash dividends	—	—	(439)	—	—	(439)	—
Dutch capital tax duty levied on equity contributions to Basell Holdings B.V.	—	—	5	—	—	5	—
Share-based compensation	—	—	16	—	—	16	—
Deemed dividend paid	—	—	—	(83)	—	(83)	—
Deemed dividend payable	—	—	—	(75)	—	(75)	—
Unrealized gain on held-for-sale securities held by equity investees	—	—	—	—	13	13	13
Changes in unrecognized employee benefits gains and losses, net of tax of $33 million	—	—	—	—	70	70	70
Foreign currency translation, net of tax of $24 million	—	—	—	—	214	214	214

Comprehensive income							$958

Balance, December 31, 2007	403,226	$60	$563	$881	$417	$1,921
Net loss	—	—	—	(7,321)	—	(7,321)	$(7,321)
Financial derivatives, net of tax of $68 million	—	—	—	—	(89)	(89)	(89)
Unrealized gain on held-for-sale securities held by equity investees	—	—	—	—	(23)	(23)	(23)
Changes in unrecognized employee benefits gains and losses, net of tax of $127 million	—	—	—	—	(378)	(378)	(378)
Foreign currency translation, net of tax of $12 million	—	—	—	—	(191)	(191)	(191)

Comprehensive loss							$(8,002)

Balance, December 31, 2008	403,226	$60	$563	$(6,440)	$(264)	$(6,081)
Net loss	—	—	—	(2,865)	—	(2,865)	$(2,865)
Financial derivatives, net of tax of $27 million	—	—	—	—	29	29	29
Unrealized gain on held-for-sale securities held by equity investees	—	—	—	—	31	31	31
Changes in unrecognized employee benefits gains and losses, net of tax of $(15) million	—	—	—	—	(36)	(36)	(36)
Foreign currency translation, net of tax of $(6) million	—	—	—	—	(46)	(46)	(46)
Other				(8)	—	(8)	—

Comprehensive loss							$(2,887)

Balance, December 31, 2009	403,226	$60	$563	$(9,313)	$(286)	$(8,976)

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES AF S.C.A.
(DEBTOR-IN-POSSESSION)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.	Description of Company and Operations

LyondellBasell Industries AF S.C.A., together with its consolidated subsidiaries (collectively “the Company” or “LyondellBasell AF”) was formed in the Grand Duchy of Luxembourg as a corporate partnership limited by shares in April 2005 by BI S.à r.l., a Luxembourg private limited liability company, affiliated with Access Industries (“Access Industries”), which is a privately-held industrial group based in the United States (“U.S.”). On July 2, 2009, Nell Limited (“Nell”), an affiliate of Access Industries and the indirect owner of 100% of the share capital of LyondellBasell, transferred its indirect ownership interest in LyondellBasell to Prochemie GmbH (“Prochemie”), a wholly owned subsidiary of ProChemie Holding Ltd. (“ProChemie Holding”). As of July 2, 2009, Nell and ProChemie Holding each own 50% of Prochemie, which owns 100% of the share capital of LyondellBasell AF.

As a result of LyondellBasell AF’s December 2007 acquisition of Lyondell Chemical Company (together with its subsidiaries “Lyondell Chemical”), Lyondell Chemical’s results of operations are consolidated prospectively from December 21, 2007 (see Note 7).

LyondellBasell AF is a refiner of crude oil, a significant producer of gasoline blending components, a worldwide manufacturer of chemicals and polymers and a developer and licensor of technologies for the production of polymers.

On January 6, 2009, certain of LyondellBasell AF’s U.S. subsidiaries and one of its European holding companies, Basell Germany Holdings GmbH (“Germany Holdings” and collectively the “Initial Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “U.S. Bankruptcy Code”) in the U.S. Bankruptcy Court in the Southern District of New York (“U.S. Bankruptcy Court”). In addition, voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code were filed by LyondellBasell Industries AF S.C.A., the Luxembourg holding company, and its General Partner, LyondellBasell AF GP S.à r.l., on April 24, 2009, and by thirteen additional U.S. subsidiaries on May 8, 2009 (collectively, with the Initial Debtors, the “Debtors”) (see Note 3). The Debtors continue to operate their businesses as debtors-in-possession (“DIP”) under the jurisdiction of the U.S. Bankruptcy Court and in accordance with the applicable provisions of the U.S. Bankruptcy Code.

In presenting these consolidated financial statements, LyondellBasell AF continues to consolidate its Debtor and non-Debtor subsidiaries as if LyondellBasell AF and the Initial Debtors filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code on January 6, 2009. This consolidated presentation best reflects the substance of the group relationship during the administration of the bankruptcy cases.

2.	Summary of Significant Accounting Policies

Basis of Presentation — The consolidated financial statements, prepared under accounting principles generally accepted in the U.S., include the accounts of LyondellBasell AF and its consolidated subsidiaries. Investments in joint ventures where LyondellBasell AF exerts a certain level of management control, but lacks full decision making ability over all major issues, are accounted for using the equity method. Under those circumstances, the equity method is used even though LyondellBasell AF’s ownership percentage may exceed 50%.

Going Concern — The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, as discussed in Note 3, there is substantial doubt about LyondellBasell AF’s ability to continue as a going concern. The accompanying consolidated financial statements do not reflect any adjustments related to the recoverability and classification of recorded asset amounts nor to the amounts and classification of liabilities that may be necessary should LyondellBasell AF be unable to continue as a going concern.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Summary of Significant Accounting Policies — (Continued)

Revenue Recognition — Revenue from product sales is recognized at the time of transfer of title and risk of loss to the customer, which usually occurs at the time of shipment. Revenue is recognized at the time of delivery if LyondellBasell AF retains the risk of loss during shipment. For products that are shipped on a consignment basis, revenue is recognized when the customer uses the product. Costs incurred in shipping products sold are included in cost of sales. Billings to customers for shipping costs are included in sales revenue.

With respect to licensing contracts LyondellBasell AF performs a contract-by-contract analysis and determines if and when it has substantially sold its product or rendered service. For proven technologies for which LyondellBasell AF is contractually entitled to receive the vast majority of the contract value in cash at or before the date of customer acceptance, LyondellBasell AF will generally recognize revenue for the contract value at the date of delivery of the process design package and the related license, provided that the undelivered items are considered inconsequential or perfunctory. In these cases, the date of revenue recognition coincides with the date at which the significant risks and rewards have been transferred to the licensee and LyondellBasell AF has no continuing managerial involvement.

For contracts involving unproven process technology, longer contractual cash collection periods or post-delivery technical assistance that is not considered inconsequential or perfunctory, LyondellBasell AF recognizes revenue at the date of customer acceptance up to the amount of fixed fees due at customer acceptance date. Future fixed fees for these contracts are recognized on the earlier date of cash receipt or when the uncertainties are resolved.

Cash and Cash Equivalents — Cash equivalents consist of highly liquid debt instruments such as certificates of deposit, commercial paper and money market accounts. Cash equivalents include instruments with maturities of three months or less when acquired. Cash equivalents are stated at cost, which approximates fair value. Cash and cash equivalents exclude restricted cash. LyondellBasell AF’s policy is to invest cash in conservative, highly-rated instruments and to limit the amount of credit exposure to any one institution.

LyondellBasell AF has no requirements for compensating balances in a specific amount at a specific point in time. LyondellBasell AF does maintain compensating balances for some of its banking services and products. Such balances are maintained on an average basis and are solely at LyondellBasell AF’s discretion.

Allowance for Doubtful Accounts — LyondellBasell AF establishes provisions for doubtful accounts receivable based on management’s estimates of amounts that it believes are unlikely to be collected. Collectability of receivables is reviewed and the allowance for doubtful accounts is adjusted at least quarterly, based on aging of specific accounts and other available information about the associated customers. Provisions for an allowance for doubtful accounts are included in selling, general and administrative expenses.

Inventories  — Inventories are carried at the lower of current market value or cost. Cost is determined using the first-in, first out (“FIFO”) method, except for certain U.S. inventories for which cost is required to be determined using the last-in, first-out (“LIFO”) method, and the average cost method for materials and supplies.

Inventory exchange transactions, which involve fungible commodities and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory, with cost determined using the LIFO method.

Property, Plant and Equipment — Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful asset lives, generally up to 25 years for major manufacturing equipment, 30 years for buildings, 5 to 15 years for light equipment and instrumentation, 15 years for office furniture and 3 to 5 years for information system equipment. Upon retirement or sale, LyondellBasell AF removes the cost of the asset and the related accumulated depreciation from the accounts

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Summary of Significant Accounting Policies — (Continued)

and reflects any resulting gain or loss in the Consolidated Statements of Operations. LyondellBasell AF’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year.

Costs of major maintenance and repairs incurred as part of turnarounds of major units at LyondellBasell AF’s manufacturing facilities are deferred and amortized using the straight-line method over the period until the next planned turnaround, predominantly 4 to 7 years. These costs are necessary to maintain, extend and improve the operating capacity and efficiency rates of the production units.

Long-Lived Asset Impairment — LyondellBasell AF evaluates long-lived assets, including identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is probable that undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its estimated fair value.

Goodwill  — Goodwill represented the excess of purchase price paid by LyondellBasell AF over the fair value assigned to the net tangible and identifiable intangible assets of Lyondell Chemical. Goodwill is not amortized, but is tested for impairment annually or more frequently when indicators of impairment exist. LyondellBasell AF reviews the recorded value of goodwill for impairment annually during the fourth quarter, or sooner if events or changes in circumstances indicate the carrying amount may exceed fair value. Recoverability is determined by comparing the estimated fair value of a reporting unit to the carrying value, including the related goodwill, of that reporting unit. LyondellBasell AF uses the present value of expected net cash flows to determine the estimated fair value of the reporting units. The impairment test requires LyondellBasell AF to make cash flow assumptions including, among other things, future margins, volumes, operating costs, capital expenditures, growth rates and discount rates. LyondellBasell AF’s assumptions regarding future margins and volumes require significant judgment as actual margins and volumes have fluctuated in the past and will likely continue to do so. See Note 15 for a discussion of goodwill impairment.

Identifiable Intangible Assets — Costs to purchase and to develop software for internal use are deferred and amortized over periods of 3 to 10 years. Other intangible assets are carried at cost or amortized cost and primarily consist of emission allowances, various contracts, technology, patents and license costs, and deferred debt issuance costs. These assets are amortized using the straight-line method over their estimated useful lives or over the term of the related agreement, if shorter. Emission allowances with indefinite lives are evaluated for impairment on an annual basis and, accordingly, are not amortized.

Environmental Remediation Costs — Anticipated expenditures related to investigation and remediation of contaminated sites, which include current and former plant sites and other remediation sites, are accrued when it is probable a liability has been incurred and the amount of the liability can reasonably be estimated. Only ongoing operating and monitoring costs, the timing of which can be determined with reasonable certainty, are discounted to present value. Future legal costs associated with such matters, which generally are not estimable, are not included in these liabilities.

Legal Costs — LyondellBasell AF expenses legal costs, including those incurred in connection with loss contingencies, as incurred.

Income Taxes — Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as the net tax effects of net operating loss carryforwards. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Liabilities Subject to Compromise — Pursuant to accounting principles generally accepted in the United States of America (“U.S. GAAP”), certain pre-petition liabilities of the Debtors have been reclassified to long-

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Summary of Significant Accounting Policies — (Continued)

term liabilities on the accompanying consolidated balance sheet as liabilities subject to compromise (see Note 21). Liabilities subject to compromise currently include the Debtors’ long-term debt that is considered undersecured and amounts due from the Debtors to vendors and employees for goods and services received prior to the January 6, 2009, April 24, 2009 and May 8, 2009 petition dates and include damage claims created by the Debtors’ rejection of executory contracts. The Debtors continue to analyze and reconcile these amounts; therefore, the amounts reflected herein are current estimates and subject to change as additional analysis takes place. The Debtors recognize claims at the probable allowed amounts. Claims for rejected contracts are recorded at the earlier of default by the Debtors under the contract or notification to the U.S. Bankruptcy Court of rejection. Liabilities subject to compromise are distinguished from pre-petition liabilities of the Debtors estimated to be fully secured, post-petition liabilities of the Debtors and liabilities of the non-Debtors for all of which the balance sheet classification is unchanged.

Consolidation  — Non-controlling interests primarily represent the interests of unaffiliated investors in a partnership that owns LyondellBasell AF’s PO/SM II plant at the Channelview, Texas complex, a partnership that owns the La Porte Methanol Company plant in La Porte, Texas and a subsidiary owning an equity investment in the Al-Waha Petrochemicals Ltd. joint venture. The minority interests’ share of the partnerships’ income or loss is not material.

Foreign Currency Translation — LyondellBasell AF’s reporting currency for the accompanying financial statements is the U.S. dollar. LyondellBasell AF has significant operations in several countries of which functional currencies are primarily the U.S. dollar for U.S. operations and the euro for operations in Europe.

Financial Instruments and Derivatives — LyondellBasell AF selectively enters into derivative transactions to manage volatility related to market risks associated with changes in commodity pricing, currency exchange rates and interest rates. For a discussion of LyondellBasell AF’s policies related to financial instruments and derivatives, see Note 22.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassifications  — Certain previously reported amounts have been reclassified to conform to classifications adopted in 2009.

Accounting and Reporting Changes

Consolidation  — In January 2010, the FASB issued guidance on implementation issues relating to the accounting for decreases in the ownership of a subsidiary and expanded the disclosures required for a business combination achieved in stages and for deconsolidation of a business. LyondellBasell AF’s adoption of these amendments as of December 31, 2009 did not have a material effect on its consolidated financial statements.

In November 2008, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) with respect to revisions in the accounting for certain transactions and impairment considerations involving equity method investments in light of previous changes to the accounting for business combinations and the disclosures regarding non-controlling interests in the consolidated financial statements. LyondellBasell AF’s application of these revisions on January 1, 2009 did not have a material effect on its consolidated financial statements.

In December 2007, the FASB issued changes which establish new accounting and disclosure requirements for non-controlling, or minority, interests, including their classification as a separate component of equity and

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Summary of Significant Accounting Policies — (Continued)

the adjustment of net income to include amounts attributable to minority interests. These changes also established new accounting standards requiring recognition of a gain or loss upon deconsolidation of a subsidiary. The January 1, 2009 adoption of these changes did not have a material effect on LyondellBasell AF’s consolidated financial statements.

Accounting Standard Codification — In June 2009, the Financial Accounting Standards Board (“FASB”) issued changes to the authoritative hierarchy of U.S. GAAP. The changes establish the FASB Accounting Standards Codification as the authoritative source of U.S. GAAP. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. These changes, which were effective for financial statements issued for interim and annual periods ending after September 15, 2009, had no impact on LyondellBasell AF’s consolidated financial statements.

Fair Value Measurement — In January 2010, the FASB issued additional guidance on improving disclosures regarding fair value measurements. The Accounting Standards Update (“ASU”) requires entities to disclose the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers, as well as the reasons for any transfers in or out of Level 3. Except for a requirement to disclose information about purchases, sales, issuances, and settlements in the reconciliation of recurring Level 3 measurements on a gross basis, all of the amendments are effective for LyondellBasell AF beginning in the first quarter of 2010. The requirement to separately disclose purchases, sales, issuances, and settlements of recurring Level 3 measurements does not become effective for LyondellBasell AF until 2011. LyondellBasell AF does not expect these changes to have a material impact on its consolidated financial statements.

In August 2009, the FASB provided additional guidance clarifying the measurement of liabilities at fair value. These amendments require that the fair value of a liability be measured maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The amendments also clarify that an adjustment to fair value for a restriction that prevents the transfer of the liability is not required. These changes also clarify how the price of a traded debt security should be considered in estimating the fair value of a liability. These amendments were effective for the first reporting period beginning after their issuance. LyondellBasell AF’s adoption of these amendments as of September 30, 2009 did not have a material effect on its consolidated financial statements.

In April 2009, the FASB modified the requirements for fair value disclosures of financial instruments. The modifications require disclosures about the fair value of financial instruments during interim reporting periods and were effective for interim periods ending after June 15, 2009. LyondellBasell AF adopted the new disclosure requirements for the quarter ended June 30, 2009.

In September 2006, the FASB revised the requirements for accounting for the fair value of nonfinancial assets and liabilities. These revisions defined fair value, established a framework for its measurement and expanded disclosures about such measurements. The framework categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting significant modifications to observable related market data or our assumptions about pricing by market participants. In February 2008, the effective date of these changes for certain nonfinancial assets and liabilities was delayed by the FASB until January 1, 2009. Effective January 1, 2009, LyondellBasell AF adopted these changes for nonfinancial assets and liabilities that are measured at fair value on a recurring basis.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Summary of Significant Accounting Policies — (Continued)

Variable Interest Entities — In June 2009, the FASB amended the consolidation guidance applicable to variable interest entities (“VIEs”) and increased the disclosure requirements concerning an enterprise’s continuing involvement with VIEs. These changes are effective for LyondellBasell AF beginning in the first quarter of 2010. LyondellBasell AF does not expect the application of these changes to have a material effect on its consolidated financial statements.

Multiple-element Arrangements  — In October 2009, the FASB ratified the consensus reached by the EITF to require companies to allocate revenue in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third-party evidence of value is not available. This amendment is effective beginning January 1, 2011. Earlier application of this amendment is permitted. LyondellBasell AF is currently evaluating both the timing and the impact of the adoption of this amendment on its consolidated financial statements.

Transfer and Servicing — In June 2009, the FASB revised the requirements for accounting for transfers of financial assets. These revisions eliminate the concept of a “qualifying special-purpose entity,” change the requirements for de-recognizing financial assets, and require additional disclosures regarding transfers of financial assets, securitization transactions, and exposures to risks related to transferred financial assets. These changes will be effective for LyondellBasell AF beginning in 2010. LyondellBasell AF does not expect the adoption of these changes to have a material effect on its consolidated financial statements.

Subsequent Events — In February 2010, the FASB amended certain recognition and disclosure requirements for events that occur after the balance sheet date, but before financial statements are issued. These amendments are effective upon issuance and shall be applied prospectively. LyondellBasell AF adopted these amendments as of December 31, 2009.

In May 2009, the FASB amended the accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued. These amendments are effective for interim or annual periods ending after June 15, 2009 and are to be applied prospectively. LyondellBasell AF adopted these amendments as of June 30, 2009. See Note 31 for disclosure regarding subsequent events.

Intangible Assets — In April 2008, the FASB issued changes affecting the accounting for intangible assets. These changes amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset in order to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. These changes were effective for LyondellBasell AF beginning in 2009 and did not have a material effect on LyondellBasell AF’s consolidated financial statements.

Financial Instruments — In March 2008, the FASB modified the requirements for disclosures about derivative instruments and hedging activities. These modifications amend and expand the disclosure requirements by requiring qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. LyondellBasell AF’s January 1, 2009, implementation of these changes did not have a material effect on its consolidated financial statements (see Note 22).

Pension and Other Postretirement Benefits — In March 2008, the FASB amended the requirements for disclosures about postretirement benefit plan assets. These changes require additional disclosures about the nature and valuation of postretirement benefit plan assets for fiscal years ending after December 15, 2009. These additional disclosures are included in LyondellBasell AF’s December 31, 2009 consolidated financial statements in Note 23.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Chapter 11 Filing and Going Concern

On January 6, 2009, the Initial Debtors filed voluntary petitions for relief under chapter 11 of title 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court. The commencement of the Bankruptcy Cases was precipitated by several factors, including volatile commodity prices, changing consumer demand for LyondellBasell AF’s products, deteriorating credit markets, and the severe economic downturn of the global economy, each of which contributed to LyondellBasell AF’s inability to service and repay its significant levels of indebtedness. Specifically, LyondellBasell AF experienced declines in customer orders during the fourth quarter of 2008 that, together with the rapid decline in raw material costs and product sales prices, effectively reduced LyondellBasell AF’s borrowing base under its asset-backed facilities. Collectively with its historically low first quarter cash flow from operations, these factors contributed to LyondellBasell AF’s low levels of liquidity and the decision of the Initial Debtors to commence the Bankruptcy Cases.

On April 24, 2009, to protect against claims by certain financial and U.S. trade creditors, LyondellBasell AF, the Luxembourg holding company, and its General Partner, LyondellBasell AF GP S.à.r.l, also filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code. On May 8, 2009, thirteen additional U.S. subsidiaries also filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code (LyondellBasell AF, its general partner and the Initial Debtors, are collectively, the “Debtors”). All 94 of these cases are jointly administered in the U.S. Bankruptcy Court under the caption “In re Lyondell Chemical Company, et al.”

Although under applicable non-bankruptcy law, the commencement of the Bankruptcy Cases constituted an event of default under many of the debt agreements of LyondellBasell AF and many of its direct and indirect subsidiaries and affiliates, and an event of termination under certain of their asset-backed facilities, the ability of lenders to enforce their rights under the credit facilities and the ability of other creditors to seek payment of pre-petition liabilities or to take actions against the Debtors under other agreements are stayed with respect to the Debtors in substantially all cases in accordance with applicable provisions of the U.S. Bankruptcy Code. Moreover, the termination provisions in many agreements with the Debtors triggered by the commencement of the Bankruptcy Cases are not enforceable under the U.S. Bankruptcy Code. Since the commencement of the Bankruptcy Cases, the Debtors entered into the DIP Financing, as defined in Note 16. In addition, the required number of secured lenders entered into forbearance agreements, as applicable, with respect to the exercise of certain remedies under the amended and restated pre-petition Senior Secured Credit Agreement and Interim Loan, each originally dated as of December 20, 2007. For additional information on the DIP Financing and the amendments thereto, see Note 16.

Since the commencement of the Bankruptcy cases, the Debtors have operated and continue to operate their businesses and manage their properties as “debtors-in-possession.” In general, this means that the Debtors operate in the ordinary course without U.S. Bankruptcy Court intervention. Prior approval is required, however, where the Debtors intend to engage in certain out of the ordinary course of business transactions.

In order to emerge from the Bankruptcy Cases, the U.S. Bankruptcy Court must find that the Debtors’ plan of reorganization complies with the requirements of the U.S. Bankruptcy Code. In addition, the Debtors must repay certain of their obligations under the DIP Financing and therefore, will be required to raise new debt and equity financing as stated in their Plan of Reorganization. The Debtors believe that their current and forecasted level of activity through April 6, 2010, the maturity date of the amended DIP Financing agreements, will be sufficient to maintain compliance with the DIP Financing and related forbearance agreements as discussed below, and to allow the Debtors to seek approval of a plan of reorganization and related restructuring of their debt. However, should business activity levels be below expectations or should margin volatility require more liquidity than the amount to which the Debtors have access through the DIP Financing or should any non-Debtor legal entity be subjected to an involuntary bankruptcy proceeding, the Debtors could default on their DIP Financing obligations. Upon an event of default, the DIP Financing lenders could seek to impose onerous credit and other terms as a condition for waiving the default or demand other concessions. Ultimately,

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Chapter 11 Filing and Going Concern — (Continued)

the lenders could declare all the funds borrowed under the DIP Financing, together with accrued and unpaid interest, due and payable and could exercise remedies against their collateral and seek other relief. The outcome of these events and, in general, the Bankruptcy Cases is uncertain, which raises substantial doubt about the ability of LyondellBasell AF to continue as a going concern.

In April and May 2009, the Debtors filed their required Schedules of Assets and Liabilities and the Statements of Financial Affairs in the U.S. Bankruptcy Court. As described in more detail below, on May 8, 2009, the U.S. Bankruptcy Court set June 30, 2009 as the claims bar date, which is the date by which substantially all non-governmental creditors were required to file their proofs of claim against the Debtors.

As part of their reorganization plan, the Debtors have developed and finalized a new long range plan, which is further described in Note 4. The amended DIP Financing agreements require the Debtors to meet the following milestones related to the plan of reorganization and associated disclosure statement (see “DIP Financing Amendments” in Note 16):

•	by August 15, 2009, deliver a draft of the plan of reorganization and disclosure statement to relevant parties;

•	by September 15, 2009, file the plan of reorganization and disclosure statement with the U.S. Bankruptcy Court;

•	by April 6, 2010, obtain the U.S. Bankruptcy Court’s approval of the disclosure statement, provided that if the Debtors have commenced a hearing seeking approval of the disclosure statement before such date with the reasonable belief that approval could be obtained by April 6, 2010, but if approval is not obtained by April 14, 2010 due to the lack of the U.S. Bankruptcy Court’s availability, the deadline is extended to April 21, 2010; and

•	by May 20, 2010, obtain U.S. Bankruptcy Court confirmation of the plan of reorganization, provided that if the Debtors have commenced a hearing seeking confirmation before such date with the reasonable belief that confirmation could be obtained by May 20, 2010, but it is not obtained by such date due to the lack of the U.S. Bankruptcy Court’s availability, the confirmation deadline shall be extended to June 12, 2010.

On September 11, 2009, the Debtors filed a plan of reorganization and disclosure statement with the U.S. Bankruptcy Court. On December 11, 2009 the Debtors filed a first amended plan of reorganization and disclosure statement and on December 24, 2009, the Debtors filed a second amended plan of reorganization and disclosure statement. On December 24, 2009, the Debtors also filed a motion to approve the equity commitment agreement related to the plan of reorganization. Confirmation of the plan of reorganization will discharge pre-petition liabilities against the Debtors and permit the Debtors to commence distributions to their creditors in accordance with the terms of that plan.

On January 6, 2009, as a result of the commencement of the Bankruptcy Cases, the statutory auditor of LyondellBasell AF’s French entities was required to initiate a process called “Procedure d’Alerte,” which is designed to permit companies to restructure and reduce their debts while they continue their daily operations, and requires LyondellBasell AF’s Chairperson to provide perspective on information about the company provided by the statutory auditor. LyondellBasell AF’s French entities have responded to all requirements of the Chairman of the Commercial Court of Salon de Provence/Nanterre and continue to manage their operations. LyondellBasell AF’s net investment in the French entities was $1.6 billion at December 31, 2009.

Litigation— On April 16, 2009, the U.S. Bankruptcy Court held a hearing on a motion by the Debtors (the “Stay Motion”) to enforce the automatic stay and for an injunction against further prosecution of a lawsuit filed in the Superior Court of California by certain California city and county government plaintiffs, captioned

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Chapter 11 Filing and Going Concern — (Continued)

County of Santa Clara, et al. v. Atl. Richfield Co., et al., Case No. CV 788657 (the “Santa Clara Lawsuit”), that asserted a public nuisance claim against the defendants in that action, including Millennium Holdings LLC (a Debtor), arising from the alleged effects of exposure to lead paint in houses and buildings, and seeking an order requiring the defendants to fund a remedial fund for lead paint removal. On April 23, 2009, the U.S. Bankruptcy Court entered an order on the Stay Motion: (i) requiring the California government plaintiffs to file a commitment by a stated deadline agreeing to refrain from proceeding against Millennium Holdings LLC, in the Santa Clara Lawsuit or asserting claims against such Debtor based on the operative facts in that case without first moving for and obtaining leave to do so from the U.S. Bankruptcy Court; and (ii) if such plaintiffs fail to file such a commitment by the deadline, enjoining them from proceedings against such Debtor in the Santa Clara Lawsuit or otherwise asserting claims based on the operative facts in that case. The U.S. Bankruptcy Court also stated from the bench at the hearing on the Stay Motion that any such claim asserted against the Debtors would be a pre-petition claim that is barred by the automatic stay provisions of the U.S. Bankruptcy Code (and would not qualify under any “police power” exception to the automatic stay). In response to the Bankruptcy Court’s April 23, 2009 order, all of the California government plaintiffs filed the required commitment by the stated deadline.

Unsecured Creditors’ Committee Litigation and Proposed Settlement — On June 15, 2009, the statutorily appointed Committee of Unsecured Creditors (the “Committee”) in the Bankruptcy Cases filed a motion with the U.S. Bankruptcy Court to obtain standing to commence litigation on behalf of the Debtors. Specifically, the Committee sought standing to bring fraudulent transfer, preference and breach of fiduciary duty claims against a number of the parties connected to the merger of Lyondell Chemical and Basell AF S.C.A. (“Basell”) (now known as LyondellBasell AF). On July 21, 2009, the Committee was granted standing, and on July 22, 2009, the Committee filed its complaint commencing the proposed lawsuit. LyondellBasell AF itself is not a party to the lawsuit, or a named defendant, and the action does not seek damages from LyondellBasell AF. Accordingly, the following discussion is based upon documents filed with the U.S. Bankruptcy Court.

On August 4, 2009, the U.S. Bankruptcy Court ruled from the bench on case management issues related to the Committee’s adversary proceeding. The U.S. Bankruptcy Court determined that the litigation would be divided into three separate phases, and set a discovery schedule for the first phase of the proceedings. Trial on the first phase (“Phase I Trial”) would litigate the fraudulent transfer, preference, and equitable subordination claims against the Debtors’ prepetition lenders, as well as the fraudulent transfer claims against certain Access Industries entities and the Debtors’ officers and directors, and was scheduled to start on December 10, 2009. The second phase (“Phase IA Trial”) would address, if necessary, the solvency of each individual Debtor, and any related or appropriate remedy as a result. The third phase (“Phase II Trial”) will litigate the remaining claims in the Committee’s complaint.

On October 29, 2009, the U.S. Bankruptcy Court ordered the parties to engage in mediation for the purpose of facilitating settlement discussions. On November 9, 2009, the U.S. Bankruptcy Court appointed a mediator. Parties to the Committee litigation and the Debtors participated in mediation sessions in November and December 2009. After this mediation ended in an impasse, the Debtors negotiated a settlement agreement with certain senior and bridge lenders that would end the Committee’s adversary proceeding as it relates to them (the “Settling Defendants”).

On December 24, 2009, the Debtors filed a motion seeking U.S. Bankruptcy Court approval of the settlement with the Settling Defendants. The Committee, the trustee for the Senior Notes due 2015 and certain holders of the Senior Notes due 2015 (collectively, the “Objecting Parties”) objected to the settlement. After further negotiations, the Debtors, the Settling Defendants, and the Objecting Parties agreed to certain modifications to the settlement agreement (the “Amended Lender Litigation Settlement”) which were reported

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Chapter 11 Filing and Going Concern — (Continued)

to the Bankruptcy Court on February 16, 2010. Among other things, the Amended Lender Litigation Settlement, which remains subject to Bankruptcy Court approval, provides:

•	In return for receiving full releases from the Debtors’ estates with respect to all allegations and causes of action raised in the Committee adversary proceeding, the Settling Defendants have agreed to provide holders of allowed general unsecured claims of Debtors which also were obligated on the debts owed to the senior and bridge lenders (including the holders of Senior Notes due 2015 if those holders as a class vote in favor of the Debtors’ reorganization plan) with (i) $300 million in cash funded through an additional equity rights offering as part of the reorganization plan, (ii) $150 million in Class A Shares to be funded by a reduction in distributions of Class A Shares that otherwise would have been distributed to senior and bridge lenders under the proposal plan, (iii) their pro rata share of any net recoveries on claims against non-settling defendants in the Committee’s adversary proceeding and (iv) their pro rata share of two-thirds of any net recoveries on certain claims under section 547 of the Bankruptcy Code (collectively, the “Settlement Consideration”).

•	The holders of claims under the Senior Secured Credit Facility, the Interim Facility and, as a result of the settlement with Bank of New York described below, including, as applicable, the Settling Defendants, will not share in any distribution of the Settlement Consideration until the Debtors’ unsecured creditors entitled to participate in the Settlement Consideration are paid in full.

•	The Debtors will provide an aggregate of $15 million to two trusts to pursue claims and causes of action constituting Settlement Consideration.

•	The Settling Defendants will assign to the Debtors the right to enforce all subordination and turnover provisions they may contractually possess against the holders of Senior Notes due 2015. If the holders of Senior Notes due 2015 vote in favor of the Debtors’ reorganization plan as a class, the Debtors will waive the subordination and turnover provisions to permit the holders of Senior Notes due 2015 Notes to participate in distributions of the Settlement Consideration.

•	The Objecting Parties will support the Debtors’ reorganization plan and the financial restructuring of the Debtors’ affiliates as contemplated by the reorganization plan.

The Debtors and the Committee anticipate that by March 1, 2010, they will file a joint pleading seeking approval of the Amended Lender Litigation Settlement with the U.S. Bankruptcy Court. A hearing on this request has been scheduled for March 8, 2010. The Debtors’ plan of reorganization and related disclosure statement will be amended to reflect, among other things, the Amended Lender Litigation Settlement. A hearing on the Debtors’ further amended disclosure statement also has been scheduled for March 8, 2010.

Other— On April 27, 2009, Access Industries Holdings LLC and certain of its affiliates (together, “Access Industries”) entered into a stipulation (the “Stipulation”) with the Debtors, pursuant to which Access Industries agreed to limit its ability to engage in certain transactions involving the Debtor’s equity and debt in order to protect and preserve the value of the Debtors’ net operating loss carryforward (“NOL”) and other valuable tax attributes.

Specifically, Access Industries agreed that it would not: (i) directly or indirectly dispose of its equity interests in certain of the Debtors to the extent such disposition would result in it owning directly or indirectly less than 50% of LyondellBasell AF’s outstanding voting stock; (ii) prior to making a transfer that would result in Access Industries owning a direct or indirect interest of no more than 50% of LyondellBasell AF, acquire pre-petition debt claims against, or DIP Roll-Up Loans owed by, the Debtors; (iii) report a worthless stock deduction with respect to equity of LyondellBasell Finance Company (“LBFC”) or any member of the consolidated group of which LBFC is the common parent; or (iv) undertake any other transaction, that could result in the Debtors losing the benefit of their NOLs and other valuable tax attributes. In addition, Access

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Chapter 11 Filing and Going Concern — (Continued)

Industries agreed to indemnify the Debtors for certain taxes and professional fees arising out of certain breaches of the Stipulation. The parties subsequently amended the Stipulation, primarily to clarify and expand upon the terms of the indemnity. The Stipulation was approved by the U.S. Bankruptcy Court on May 21, 2009.

On December 23, 2009, the Committee filed a motion seeking to terminate adequate protection payments approved in the order approving the DIP Financing. That motion was denied on January 19, 2010, without prejudice to being reasserted at a later date.

On December 24, 2009, Bank of New York (“BNY”) as trustee for the ARCO Notes and the Equistar Notes filed a motion (i) seeking to be allowed a superpriority administrative expense claim under section 507(b) of the U.S. Bankruptcy Code and (ii) challenging the classification of these notes under the Debtors’ proposed plan of reorganization. On February 11, 2010, the Bankruptcy Court approved a settlement of the disputes raised by these motions which provides that the holders of ARCO and Equistar Notes will share in certain distributions under any plan of reorganization in a formula driven relationship to distributions to be made on account of certain prepetition secured debt unless the settlement agreement is terminated by its terms after May 20, 2010. An order approving this settlement by the U.S. Bankruptcy Court was entered on February 18, 2010. The Debtor’s plan of reorganization and related disclosure statement will be amended to reflect, among other things, this settlement. A hearing on the Debtors’ further amended disclosure statement has been scheduled for March 8, 2010.

The financial statements of the Debtors are presented below.

Basis of Presentation

Condensed Combined Debtors-in-Possession Financial Statements — The following financial statements represent the condensed combined financial statements for the Debtors only. The Debtors’ non-Debtor subsidiaries are treated as non-consolidated affiliates in these financial statements. Accordingly, the net income of the non-Debtor subsidiaries is included in “Income from equity investments” in the statement of income, while the net assets of the non-Debtor affiliates are included as “Investments in non-Debtor affiliates.”

Claims  — LyondellBasell AF recognizes claims at the probable allowed amount. Claims for rejected contracts are recorded at the earlier of default by LyondellBasell AF under the contract or notification to the U.S. Bankruptcy Court of rejection.

Intercompany Transactions — Intercompany transactions between the Debtors have been eliminated in the accompanying combined financial statements. Intercompany transactions between the Debtors and non-Debtor affiliates have not been eliminated. Intercompany loans, which comprise the following balances, are classified as “Receivables — non-Debtor affiliates” in Stockholder’s Deficit in the accompanying combined balance sheet in accordance with U.S. GAAP:

Millions of dollars

Short-term loans receivable	$2,601
Long-term loans receivable	22

Net receivables — non-Debtor affiliates	$2,623

The ultimate settlement terms of these intercompany loans with non-Debtor affiliates is subject to the finalization and confirmation of LyondellBasell AF’s plan of reorganization.

Reorganization Items — The Debtors had reorganization items totaling $2,812 million in 2009 including charges for the write off of assets associated with a lease rejection; damage claims related to certain executory

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Chapter 11 Filing and Going Concern — (Continued)

contracts; the net write off of unamortized debt issuance costs, premiums and discounts; environmental liabilities; professional fees associated with the chapter 11 proceedings; plant shutdown costs, primarily related to the shutdown of their olefin plant at Chocolate Bayou, Texas and the long-term idling of their ethylene glycol facility in Beaumont, Texas; and other costs. The Debtors’ reorganization items for 2009 also included charges related to employee severance. See Note 4 for further discussion of the Debtors’ reorganization.

Liabilities Subject to Compromise — See Note 21 for a description of liabilities subject to compromise. In addition, the Debtors’ balance of $23,085 million in liabilities subject to compromise includes payables to non-Debtor affiliates of $591 million.

CONDENSED COMBINED DEBTORS-IN-POSSESSION

STATEMENT OF OPERATIONS

For the Year Ended
Millions of dollars	December 31, 2009

Sales and other operating revenues:
Trade	$16,908
Non-Debtor affiliates	678

17,586
Operating costs and expenses:
Cost of sales	17,350
Selling, general and administrative expenses	362
Research and development expenses	47

17,759

Operating loss	(173)
Interest expense ($2,528 million contractual interest)	(1,609)
Interest income	156
Other income, net	134

Loss before equity investments, reorganization items and income taxes	(1,492)
Income of non-Debtor affiliates	83
Reorganization items	(2,796)

Loss before income taxes	(4,205)
Benefit from income taxes	(1,343)

Loss from continuing operations	(2,862)
Loss from discontinued operations, net of tax	(3)

Net loss	$(2,865)

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Chapter 11 Filing and Going Concern — (Continued)

CONDENSED COMBINED DEBTORS-IN-POSSESSION

BALANCE SHEET

December 31,
Millions of dollars	2009

ASSETS
Current assets:
Cash and cash equivalents	$280
Short-term investments	9
Accounts receivable:
Trade, net	1,336
Related parties	1
Non-Debtor affiliates	400
Inventories	1,980
Current deferred income tax assets	6
Prepaid expenses and other current assets	612

Total current assets	4,624
Property, plant and equipment, net	9,648
Investments and long-term receivables:
Investment in PO joint venture	569
Investments in non-Debtor affiliates	5,034
Other investments and long-term receivables	28
Intangible assets, net	1,317
Noncurrent deferred tax assets	115
Other assets	186

Total assets	$21,521

LIABILITIES AND STOCKHOLDER’S DEFICIT
Liabilities not subject to compromise:
Current liabilities:
Short-term debt	$5,556
Accounts payable:
Trade	880
Related parties	33
Non-Debtor affiliates	695
Accrued liabilities	762
Short-term loans payable — non-Debtor affiliates	132
Deferred income taxes	74

Total current liabilities	8,132
Other liabilities	159
Deferred income taxes	1,617
Commitments and contingencies
Liabilities subject to compromise	23,085
Stockholder’s deficit:
Common stock	60
Additional paid-in capital	563
Retained deficit	(9,313)
Receivables — non-Debtor affiliates	(2,623)
Accumulated other comprehensive loss	(288)

Debtors’ share of stockholder’s deficit	(11,601)
Non-controlling interests	129

Total deficit	(11,472)

Total liabilities and stockholder’s deficit	$21,521

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Chapter 11 Filing and Going Concern — (Continued)

CONDENSED COMBINED DEBTORS-IN-POSSESSION

STATEMENT OF CASH FLOWS

For the Year Ended
Millions of dollars	December 31, 2009

Cash flows from operating activities:
Net loss	$(2,865)
Loss from discontinued operations, net of tax	3
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,148
Reorganization items	2,796
Reorganization-related payments	(289)
Income from equity investments	(83)
Deferred income taxes	(1,304)
Amortization of debt-related costs	481
Unrealized foreign currency exchange gain	(129)
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(533)
Inventories	(121)
Accounts payable	442
Repayment of accounts receivable securitization facility	(503)
Prepaid expenses and other current assets	(217)
Other, net	3

Net cash used in operating activities — continuing operations	(1,171)
Net cash used in operating activities — discontinued operations	(3)

Net cash used in operating activities	(1,174)

Cash flows from investing activities:
Expenditures for property, plant and equipment	(280)
Net advances to non-Debtor affiliates	(225)
Proceeds from disposal of assets	22
Other	36

Net cash used in investing activities	(447)

Cash flows from financing activities:
Short-term borrowings	3
Proceeds from issuance of debtor-in-possession term loan facility	1,993
Proceeds from note payable	100
Repayment of note payable	(100)
Net borrowings under debtor-in-possession revolving credit facility	325
Net repayments under pre-petition revolving credit facilities	(766)
Repayment of North American securitization facility	(115)
Payment of debt issuance costs	(93)
Net proceeds from non-Debtor affiliate loans	91
Other financing	77

Net cash provided by financing activities	1,515
Effect of exchange rate changes on cash	—

Decrease in cash and cash equivalents	(106)
Cash and cash equivalents at beginning of period	386

Cash and cash equivalents at end of period	$280

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Reorganization

Reorganization items recognized by the Debtors since the January 6, 2009 bankruptcy are classified as “Reorganization items” on the Consolidated Statement of Operations.

In 2009, LyondellBasell AF’s charges for reorganization items, including charges recognized by the Debtors as described in Note 3, were as follows:

Millions of dollars

Estimated claims	$1,548
Asset write-offs — rejected lease	679
Accelerated amortization of debt issuance costs	228
Professional fees	218
Employee severance costs	201
Plant closure costs	53
Other	34

Total	$2,961

Estimated claims in the above table comprise adjustments made to reflect the Debtors’ estimated claims to be allowed. Such claims are classified as “Liabilities subject to compromise.”

In 2009, LyondellBasell AF announced an expansion of its November 2008 cost reduction program. The long range plan developed as part of the chapter 11 cases encompasses reductions in the total workforce and the closure of 10 or more manufacturing sites, many of which have already been announced, and at least 20 offices, including research and development sites. The planned reduction in workforce currently includes more than 3,000 employees, or approximately 17% of LyondellBasell AF’s employees, and 1,800 contractors, or approximately 30% of LyondellBasell AF’s contractors. In April 2009, LyondellBasell AF announced a voluntary separation program for eligible U.S. employees and in May 2009 announced a voluntary separation program for The Netherlands and Germany. LyondellBasell AF’s earnings for 2009 reflect pretax charges related to employee severance of $201 million.

On March 13, 2009, the U.S. Bankruptcy Court approved the long-term idling of Debtor Equistar Chemicals, LP’s (“Equistar”) Chocolate Bayou olefin plant near Alvin, Texas, the reduction of approximately 220 employees supporting olefin operations at the site and the rejection of certain executory contracts and unexpired leases related to the facility. In the same March 13, 2009 order, the U.S. Bankruptcy Court authorized Equistar to reject its ground lease at the Chocolate Bayou plant, pursuant to which Equistar leased the real property occupied by the olefin plant operations, and to permanently shut down the unit by August 4, 2009. Accordingly, during 2009, the Debtors wrote off the $624 million carrying value of the facility and other assets. The decision to permanently cease production at the Chocolate Bayou olefin plant reflected LyondellBasell AF’s reduced projections for olefin demand, the limited feedstock flexibility of the site, the high fixed costs associated with the plant’s scale and the adverse terms of the property lease and related site service agreements.

The Debtors proceeded with idling activities and with plans to vacate the Chocolate Bayou olefin site by August 4, 2009. In July 2009, the current and former owners of the Chocolate Bayou real property filed a motion to enforce and clarify the March 13, 2009 order authorizing these activities. Their motion claimed, among other things, that Equistar could not leave its olefin chemical plant equipment and facilities behind on the Chocolate Bayou real property without filing a motion requesting and obtaining the U.S. Bankruptcy Court’s approval to abandon this equipment and facilities. The owners also made it clear that they would oppose any motion to abandon on the grounds that the olefin equipment and facilities were hazardous and required further remediation and decommissioning. The Debtors disagree with the owners’ position.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Reorganization — (Continued)

On August 5, 2009, pending the U.S. Bankruptcy Court’s ruling on the motion, the U.S. Bankruptcy Court ordered Equistar to remain in possession of the leasehold and to maintain the status quo at the facility. On September 9, 2009, the U.S. Bankruptcy Court ordered that Equistar could not leave personal property behind when it vacated the facility without formally seeking permission to “abandon” that personal property pursuant to the U.S. Bankruptcy Code. Accordingly, on October 16, 2009 the Debtors filed a motion to abandon their olefin plant property located at the Chocolate Bayou plant.

On December 8, 2009, Equistar and the current and former owners of the Chocolate Bayou real property reached a settlement in principle of the motion to abandon. Generally, Equistar has agreed to perform certain decommissioning and decontamination work regarding the real property, estimated at $50 million to take approximately two years. The current owner has agreed to provide support services, utilities and access to Equistar in return for monthly payments from Equistar; and the former owner has agreed to make a cash payment to Equistar in settlement of this and other disputes between the former owner and Equistar. The parties are in the process of drafting a formal settlement agreement to be filed with the U.S. Bankruptcy Court in the near future. The estimated net cost for remediation, decommissioning, complete de-inventorying and cleaning of the olefin plant property prior to its abandonment is recognized in liabilities subject to compromise.

On September 8, 2009 the U.S. Bankruptcy Court approved the Debtors’ exit from the aircraft deicer business as well as the rejection of executory contracts and equipment leases. The Debtors are exiting the aircraft deicer business, but will continue to supply that market with propylene glycol, the primary component of deicer products.

As of the commencement of these chapter 11 cases, certain of the Debtors were partners in a joint venture that produced ethylene glycol at a facility in Beaumont, Texas. The facility sustained damage during Hurricane Ike in September 2008, and was not returned to service. On February 26, 2009, the Debtors received Bankruptcy Court approval for the reduction of the workforce at this facility, following completion of initial phases of certain post-hurricane remediation at the site. On July 17, 2009, the Debtors filed a motion with the U.S. Bankruptcy Court seeking to withdraw as general partner from the joint venture; to reject the related operating agreement; and to transfer custody and control of the facility and its assets to its joint venture partner. On August 11, 2009, the U.S. Bankruptcy Court granted the Debtor’s motion. The Debtors’ earnings for 2009 reflect a $55 million pretax charge to write off the carrying value of this facility.

In May 2009, LyondellBasell AF announced that it would cease production of high density polyethylene (“HDPE”) at its Chocolate Bayou polymers plant by July 31, 2009. In August 2009, as a result of strengthening product markets, LyondellBasell AF announced that it would continue to operate the plant for the immediate future. LyondellBasell AF continues to assess the long-term utilization of this and other plants.

In addition to the charges noted above, the Debtors had reorganization items totaling $2,117 million during 2009, including charges for damage claims related to rejection of certain executory contracts; the net write off of unamortized debt issuance costs, premiums and discounts; environmental liabilities; professional fees associated with the chapter 11 proceedings; and employee severance and other costs.

The non-Debtors recognized charges of $165 million during 2009, including charges for employee severance and the write off of unamortized debt issuance costs.

During October 2008, LyondellBasell AF stopped polypropylene production at its Morris, Illinois site. Approximately 71 positions were eliminated and production was shifted to other sites. Polyethylene production at the site was not affected. Restructuring expenses of approximately $5 million were provided in connection with these restructuring activities. During June 2008, LyondellBasell AF stopped production at the Sarnia site in Ontario, Canada. With approximately 100 employees, LyondellBasell AF operated a polypropylene plant at

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Reorganization — (Continued)

the site. In addition, LyondellBasell AF stopped production at the Varennes plant in Québec, Canada in April 2008. With approximately 130 employees, LyondellBasell AF operated a polypropylene plant at the site. In 2007 restructuring expenses of $12 million were provided in connection with these restructuring activities. Accrued liabilities related to restructuring costs totaled $30 million at December 31, 2008. Restructuring expenses in 2008 and 2007 related to these sites are reflected in “Cost of sales” on the Consolidated Statements of Operations.

5.	Hurricane Effects

During late August and mid-September 2008, two hurricanes, Gustav and Ike, disrupted U.S. Gulf Coast refining and chemical industry operations. As a result of Hurricane Ike, LyondellBasell AF incurred various costs that, to the extent they exceed the deductible amount under the relevant policies, will be subject to insurance reimbursements. Such costs, including costs incurred in conjunction with suspending operations at substantially all of its Gulf Coast plants, damage to facilities, including a $7 million pretax charge for impairment of the carrying value of assets, and costs to restore operations totaled $59 million as of December 31, 2009.

6.	Discontinued Operations

In September 2008, LyondellBasell AF completed the sale of its TDI business, including production assets in Pont-du-Claix, France, related inventories, contracts, customer lists and intellectual property, receiving net proceeds of €77 million ($113 million). The operations of the TDI business are presented as discontinued operations in the consolidated statements of operations and cash flows.

Amounts included in income from discontinued operations are summarized as follows:

	For the Years Ended
	December 31,
Millions of dollars	2009	2008

Sales and other operating revenues	$1	$290

Income from discontinued operation	$1	$36
Provision for income taxes	—	21

Income from discontinued operations, net of tax	$1	$15

The operations of the TDI business were included in LyondellBasell AF’s results from December 21, 2007 and were immaterial. The adjusted estimate of sales proceeds from the sale of the TDI business resulted in an increase in goodwill, net of tax effects, of $16 million during the year ended December 31, 2008 and accordingly was reflected as a revision to the estimated purchase price allocation.

7.	Business Acquisitions and Dispositions

The fair values of the acquired assets and liabilities below are considered final.

Acquisition of Shell Oil Refinery in Berre l’Etang, France — On April 1, 2008, LyondellBasell AF acquired the Shell oil refinery, inventory and associated infrastructure and businesses at the Berre l’Etang petrochemical complex in France (the “Berre Refinery”) for a preliminary purchase price of $766 million subject to final adjustment of certain employee benefit matters. A cash payment at closing of $536 million included settlement of accrued contingent consideration of $112 million. The contingent consideration resulted from the 2005 acquisition of the remaining 50% of Société du Craqueur de l’Aubette S.A.S. (“SCA”) from its

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Business Acquisitions and Dispositions — (Continued)

previous joint venture partner Shell Pétrochimie Méditerranée. Additional cash payments totaling $391 million, including $373 million for final adjustment of working capital were made during 2008.

The refinery is a source of raw materials for, and will allow for vertical integration at, one of LyondellBasell AF’s core integrated European sites, which operates world-scale polypropylene and polyethylene plants, a steam cracker and a butadiene extraction unit at Berre l’Etang and a polyethylene plant at nearby Fos sur Mer. The acquisition will also allow optimization opportunities with LyondellBasell AF’s global fuels and chemicals businesses and provide LyondellBasell AF with access to significant local logistics assets, including pipeline access, storage terminals and harbor access to the Mediterranean Sea. The refinery’s products include naphtha, VGO, liquefied petroleum gas, fuels for a variety of applications, heating oil and bitumen.

Consolidation of the refinery’s operations prospectively from April 1, 2008 added revenues of $2,750 million and a $147 million operating loss, excluding the impairment discussed below, to the 2008 results of operations. Information is not available about the results of operations of the refinery prior to acquisition by LyondellBasell AF.

In the fourth quarter 2008, LyondellBasell AF evaluated the long-lived assets of the Berre Refinery for impairment and recorded a $218 million charge representing the net book value of the assets acquired in April 2008 (see Note 15).

Acquisition of Solvay Engineered Polymers — On February 29, 2008, LyondellBasell AF acquired Solvay Engineered Polymers, Inc. (“Solvay”), a leading supplier of polypropylene compounds in North America for $134 million. The acquisition of Solvay complements LyondellBasell AF’s existing polymer-based composite materials and alloys business in North America. The pro forma effects of the Solvay acquisition were not material to the results of operations for the years ended December 31, 2008 and 2007.

Acquisition of Lyondell Chemical Company — On December 20, 2007, LyondellBasell AF, through a wholly owned subsidiary, acquired substantially all outstanding common shares of Lyondell Chemical for $48 per common share in an all cash transaction. As a result, Lyondell Chemical became an indirect wholly owned subsidiary of LyondellBasell AF. The results of operations of Lyondell Chemical are included in LyondellBasell AF’s Consolidated Statement of Income prospectively from December 21, 2007.

Lyondell Chemical is a leading global manufacturer of chemicals and plastics, a refiner of heavy, high sulfur crude oil and a significant producer of gasoline blending components. As a result of the acquisition, LyondellBasell AF expects to be a global leader in polymers, petrochemicals and refining products and technology process licensing with leading positions in a majority of its product lines, greater geographic diversification, a more diversified product portfolio and increased vertical integration across the petrochemical value chain, from refining to specialized petrochemicals products.

The purchase of Lyondell Chemical’s outstanding common stock and other equity instruments resulted in a total purchase price of $20,873 million, including the fair value of assumed and refinanced debt of $7,995 million and transaction costs of $460 million.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Business Acquisitions and Dispositions — (Continued)

The following table summarizes the values of the assets acquired and liabilities assumed at the date of the acquisition, as well as adjustments that have been made primarily as a result of final valuations.

	At December 20,	Purchase Price
Millions of dollars	2007	Adjustments	Adjusted

Cash and cash equivalents	$948	$8	$956
Inventory	3,587	(3)	3,584
Other current assets	3,119	11	3,130
Plant, property and equipment	13,695	(2)	13,693
Investments and joint ventures	1,169	2	1,171
Goodwill	5,247	(326)	4,921
Other identifiable intangibles	2,069	26	2,095
Other assets	677	14	691
Purchased in-process research and development	95	—	95
Current liabilities	(3,906)	497	(3,409)
Other liabilities	(1,560)	(10)	(1,570)
Deferred taxes	(4,141)	(224)	(4,365)
Other comprehensive income	—	6	6
Minority interests	(126)	1	(125)

Total allocated purchase price	$20,873	$—	$20,873

In the fourth quarter of 2008, LyondellBasell AF completed its annual review of goodwill for impairment and concluded that the entire balance of goodwill related to the acquisition of Lyondell Chemical was impaired, resulting in a charge of $4,921 million, including $2,305 million which had been allocated to the Refining and Oxyfuels segment, $624 million which had been allocated to the Olefins and Polyolefins — Americas (“O&P — Americas”) segment and $1,992 million which had been allocated to the Intermediates and Derivatives (“I&D”) segment (see Note 29).

Approximately $95 million, or less than 1% of the purchase price, was allocated to purchased in-process research and development (“IPR&D”) of Lyondell Chemical. The estimated fair value of IPR&D was developed using probable discounted cash flows on a project-by-project basis. The activities represented by these projects will be continued by LyondellBasell AF, and the values assigned represent intangibles with no alternative future use. Accordingly, LyondellBasell AF’s results of operations for 2007 included a charge of $95 million for the value of the acquired IPR&D.

Other identifiable intangible assets included the following:

		Weighted
	Fair	Average Life	Useful Life
Millions of dollars	Value	(Years)	(Years)

Emission allowances	$749	—	Indefinite
Technology, patents and licenses	508	14	8—15
Various contracts	329	7	3—11
Debt issuance costs	363	4	1—7
Other	146	9	2—20

Total intangible assets	$2,095

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Business Acquisitions and Dispositions — (Continued)

The total weighted average life of the acquired identifiable intangible assets that are subject to amortization is 9 years.

The unaudited pro forma combined historical results of LyondellBasell AF for the year ended December 31, 2007, giving effect to the purchase as though the transaction was consummated as of the beginning of 2007 are as follows:

Millions of dollars

Sales and other operating revenues	$44,735
Income from continuing operations	161
Net income	76

The above pro forma results include a $95 million after-tax charge for purchased in-process research and development. The unaudited pro forma data do not include the charges of $591 million related to debt refinancing in 2007.

The unaudited pro forma data presented above are not necessarily indicative of the results of operations of LyondellBasell AF that would have occurred had such transactions actually been consummated as of the beginning of 2007, nor are they necessarily indicative of future results.

Huntsman Transaction — In June 2007, LyondellBasell AF entered into a merger agreement with the Huntsman Group (“Huntsman”). In July 2007, Huntsman concluded that it had received a superior offer from another company and terminated the proposed merger agreement, which entitled LyondellBasell AF to receive $200 million as a break-up fee. Payment was received in July 2007 and was included in “Other income, net” in the Consolidated Statements of Operations.

8.	Insurance Claims

LyondellBasell AF received insurance proceeds during 2009 and 2008 of $120 million and $89 million, respectively, representing partial settlements of outstanding insurance claims related to damages sustained in 2005 at the polymers plant in Münchsmünster, Germany. These proceeds are being used to finance the construction of the polyethylene plant in Münchsmünster, Germany (see Note 25). LyondellBasell AF recognized gains on involuntary conversion in 2009 and 2008 of $120 million and $79 million, respectively, all of which were included in “Other income, net,” in the Consolidated Statements of Operations.

9.	Related Party Transactions

LyondellBasell AF has related party transactions with Access Industries and LyondellBasell AF’s equity investees (see Note 11).

Access Industries — Access Industries related party transactions include a total return swap, a shares forward agreement and a management and a tax-sharing agreement.

In May 2008, an affiliate of Access Industries, which indirectly owns LyondellBasell AF, entered into a total return swap, with one of the joint lead arrangers (“JLAs”) of the financing of the Lyondell Chemical acquisition, based on a notional amount of $1.6 billion of the Interim Loan. Under the terms of the swap, Access Industries was to receive a single payment at maturity determined with reference to the payments made by LyondellBasell AF on the Interim Loan prior to maturity. Access Industries’ obligations under the swap were partly collateralized with collateral posted by Access Industries or its affiliates (excluding LyondellBasell AF and its subsidiaries). On December 31, 2008, the JLA that was the counterparty to the swap issued a Notice of Default to the Access Industries affiliate designating January 2, 2009 as the Early Termination Date under the relevant agreement. Neither LyondellBasell AF nor its affiliates are a party to this transaction.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Related Party Transactions — (Continued)

In May 2007, Access Industries entered into a postpaid shares forward agreement with a broker with respect to 20,990,070 shares of Lyondell Chemical common stock at $32.113 per share. In August 2007, Access Industries acquired, in open market transactions, an additional 3,971,400 shares of Lyondell Chemical common stock for an aggregate consideration of $176 million. In connection with the acquisition of Lyondell Chemical, the postpaid shares forward and additional shares were acquired from Access Industries for an equivalent price of $48 per share. These acquired shares were recorded by LyondellBasell AF at Access Industries’ carrying value for purchase price allocation purposes and, as a result, $83 million of the consideration paid to Access Industries is reflected as a deemed dividend in LyondellBasell AF’s consolidated financial statements.

In December 2007, in connection with the Lyondell Chemical acquisition, LyondellBasell AF entered into a new management agreement with Access Industries. The agreement included a one-time fee of $100 million payable upon the closing of the acquisition transaction and a periodic annual fee of $25 million which, for 2007, was paid subsequent to closing of the acquisition. Under the previous management agreement, fees for 2007 of $7 million (€5 million) were incurred. The $132 million of fees are reflected as an expense in “Other income, net” for the period ended December 31, 2007. The periodic annual fee can increase to an amount not to exceed $30 million based on an EBITDA Threshold (as defined) in excess of $6 billion for LyondellBasell AF. Management fees of $25 million in 2009 and 2008 are reflected as expense in “Selling, general and administrative expenses.” The 2009 fees have not been paid.

In December 2007, LyondellBasell AF also entered into a tax-sharing agreement with a subsidiary of Access Industries entitling Access Industries to consideration equal to 17.5% of the net operating loss carryforwards used by LyondellBasell AF entities to reduce their Dutch or French income tax liability. Payments under this agreement are limited to a maximum of $175 million. As of December 31, 2007, LyondellBasell AF recorded a deemed dividend and associated liability of $75 million for this agreement, which was reflected as a deemed dividend in LyondellBasell AF’s Consolidated Statements of Stockholder’s Deficit. There were no payments under this agreement during 2009 and 2008.

Sales and Purchases of Goods — In the normal course of business, LyondellBasell AF purchases from and sells products to its equity investees. The following table presents the amounts purchased and sold for the year ended December 31:

Millions of dollars	2009	2008	2007

Products purchased from equity investees	$1,856	$2,418	$2,392
Products sold to equity investees	621	803	952

Rendering and Receiving of Services — LyondellBasell AF has contractual arrangements with certain of its equity investees under which the equity investees provide certain services, utilities, materials and facilities to some of LyondellBasell AF’s manufacturing sites. At other sites LyondellBasell AF provides services to its equity investees.

The following table presents the values of services rendered by and for equity investees for the year ended December 31:

Millions of dollars	2009	2008	2007

Services provided by equity investees	$100	$111	$69
Services provided to equity investees	21	14	8

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Related Party Transactions — (Continued)

Financing Arrangements — LyondellBasell AF’s interest income and expense with equity investees are as follows for the years ended December 31:

Millions of dollars	2009	2008	2007

Interest income earned from investees	$4	$18	$10
Interest expense incurred to investees	3	10	19

10.	Investment in PO Joint Ventures

LyondellBasell AF, together with Bayer AG and Bayer Corporation (collectively “Bayer”), share ownership in a U.S. propylene oxide (“PO”) manufacturing joint venture (the “U.S. PO Joint Venture”) and a separate joint venture for certain related PO technology. Bayer’s ownership interest represents ownership of annual in-kind PO production of the U.S. PO Joint Venture of 1.5 billion pounds in 2009 and 1.6 billion pounds in 2008. LyondellBasell AF takes in kind the remaining PO production and all co-product (styrene monomer (“SM” or “styrene”) and tertiary butyl ether (“TBA”) production from the U.S. PO Joint Venture.

In addition, LyondellBasell AF and Bayer each have a 50% interest in a separate manufacturing joint venture (the “European PO Joint Venture”), which includes a world-scale PO/SM plant at Maasvlakte near Rotterdam, The Netherlands. LyondellBasell AF and Bayer each are entitled to 50% of the PO and SM production at the European PO Joint Venture.

LyondellBasell AF and Bayer do not share marketing or product sales under the U.S. PO Joint Venture. LyondellBasell AF operates the U.S. PO Joint Venture’s and the European PO Joint Venture’s (collectively the “PO joint ventures”) plants and arranges and coordinates the logistics of product delivery. The partners share in the cost of production and logistics based on their product offtake.

LyondellBasell AF reports the cost of its product offtake as inventory and cost of sales in its consolidated financial statements. Related cash flows are reported in the operating cash flow section of the consolidated statements of cash flows. LyondellBasell AF’s investment in the PO joint ventures is reduced through recognition of its share of the depreciation and amortization of the assets of the PO joint ventures, which is included in cost of sales. Other changes in the investment balance are principally due to additional capital investments in the PO joint ventures by LyondellBasell AF. LyondellBasell AF’s contributions to the PO joint ventures are reported as “Contributions and advances to affiliates” in the consolidated statements of cash flows.

Total assets of the PO joint ventures, primarily property, plant and equipment, were $1,916 million and $2,063 million as of December 31, 2009 and 2008, respectively.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Investment in PO Joint Ventures — (Continued)

Changes in LyondellBasell AF’s investment in the U.S. and European PO joint ventures for years ended December 31, 2009 and 2008 are summarized below:

	U.S. PO Joint	European PO	Total PO Joint
Millions of dollars	Venture	Joint Venture	Ventures

Investment in PO joint ventures — January 1, 2008	$564	$414	$978
Contributions	38	19	57
Depreciation and amortization	(40)	(20)	(60)
Effect of exchange rate changes	—	(21)	(21)

Investment in PO joint ventures — December 31, 2008	562	392	954
Contributions	12	2	14
Depreciation and amortization	(41)	(16)	(57)
Effect of exchange rate changes	—	11	11

Investment in PO joint ventures — December 31, 2009	$533	$389	$922

LyondellBasell AF’s PO/SM plant at Maasvlakte near Rotterdam, the Netherlands was temporarily idled during the first quarter 2009 and resumed operations in mid-May 2009.

The Debtors do not include the LyondellBasell AF legal entities that are partners in the European PO Joint Venture. Should those partners file for bankruptcy or cease payments under the contract for a nine-month period, LyondellBasell AF would be required to sell their interest in the European PO Joint Venture to Bayer at fair value, which will be determined by a panel of advisors whose decision will be binding, subject to the effect of any bankruptcy or similar case on the enforceability of this contractual obligation.

In April 2006, Lyondell Chemical was granted an arbitration award related to a commercial dispute with Bayer. The award pertained to several issues related to the U.S. PO and PO technology joint ventures and included declaratory judgment in Lyondell Chemical’s favor concerning interpretation of the contract provisions at issue. In August 2006, Lyondell filed a motion in federal district court in Texas to enforce the award, and Bayer subsequently filed motions and other proceedings to vacate or otherwise attack the arbitration award. In December 2008, LyondellBasell AF received $157 million in cash, representing settlement of all previous disputes among Lyondell Chemical and Bayer.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Equity Investments

Direct and indirect equity investments held by LyondellBasell AF are as follows:

	December 31,	December 31,
Percent of Ownership	2009	2008

Basell Orlen Polyolefins Sp. Z.o.o.	50.00%	50.00%
PolyPacific Pty. Ltd.	50.00%	50.00%
SunAllomer Ltd.	50.00%	50.00%
Saudi Polyolefins Company	25.00%	25.00%
Saudi Ethylene & Polyethylene Company Ltd.	25.00%	25.00%
Al-Waha Petrochemicals Ltd.	20.95%	20.95%
PolyMirae Co. Ltd.	42.59%	42.59%
HMC Polymers Company Ltd.	28.56%	28.56%
Indelpro S.A. de C.V.	49.00%	49.00%
Kazakhstan Petro-Chemicals Industries, Inc.	24.00%	—%
Ningbo ZRCC Lyondell Chemical Co. Ltd.	26.65%	26.65%
Ningbo ZRCC Lyondell Chemical Marketing Co.	50.00%	—%
Nihon Oxirane Company	40.00%	40.00%
NOC Asia Ltd.	40.00%	—%

The changes in equity investments are as follows for the years ended December 31:

Millions of dollars	2009	2008

Beginning balance	$1,215	$1,259

Investee net income	47	38
Impairment recognized by investor	(228)	—

Income (loss) from equity investments	(181)	38
Dividends received	(19)	(98)
Contributions to joint venture	8	58
Currency exchange effects	48	(66)
Other	14	24

Ending balance	$1,085	$1,215

LyondellBasell AF capitalizes interest on the projects of its equity investees that are necessary for the commencement of their principal operations. During 2009 and 2008, LyondellBasell AF capitalized interest of $17 million and $21 million, respectively, for qualified projects of Saudi Ethylene & Polyethylene Company Ltd. and Al-Waha Petrochemicals Ltd.

The subsidiary that holds LyondellBasell AF’s equity interest in Saudi Al-Waha Petrochemicals Ltd has a minority shareholder, which holds 16.21% of its equity. The equity interest held by the minority shareholder can be called by LyondellBasell AF or can be put to LyondellBasell AF by the minority interest shareholder at any time after May 23, 2009. The price of the call option is the nominal value of the shares (initial $18 million investment) plus accrued interest based on LIBOR plus 40 basis points, less paid dividends. The price of the put option is €1 plus the minority shareholder’s undistributed pro-rata earnings. As of December 31, 2009 and 2008, the put would have a minimal redemption amount and the call could be redeemed for $20 million, the value of the initial investment plus accrued interest.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Equity Investments — (Continued)

Summarized balance sheet information and the Company’s share of equity investments was as follows:

	December 31, 2009		December 31, 2008
		Company		Company
Millions of dollars	100%	Share	100%	Share

Current assets	$2,760	$1,016	$2,726	$914
Noncurrent assets	6,887	2,172	6,653	1,913

Total assets	9,647	3,188	9,379	2,827
Current liabilities	1,881	695	1,404	567
Noncurrent liabilities	4,207	1,180	4,033	1,045

Net assets	$3,559	$1,313	$3,942	$1,215

Summarized income statement information for the years ended December 31 and the Company’s share for the years for which the respective equity investments were accounted for under the equity method is set forth below:

	2009		2008		2007
		Company		Company		Company
Millions of dollars	100%	Share	100%	Share	100%	Share

Revenues	$6,640	$2,099	$7,252	$2,609	$5,610	$1,957
Cost of sales	(5,973)	(1,891)	(6,532)	(2,418)	(4,690)	(1,674)

Gross profit	667	208	720	191	920	283
Net operating expenses	(169)	(71)	(423)	(106)	(324)	(68)

Operating profit	498	137	297	85	596	215
Interest income	18	3	24	8	21	8
Interest expense	(202)	(61)	(62)	(26)	(59)	(25)
Foreign currency translation	(10)	(5)	(57)	(16)	—	—
Income from equity investments	4	2	23	4	28	8

Income before income taxes	308	76	225	55	586	206
Provision for income taxes	(92)	(29)	(58)	(17)	(126)	(44)

Net income	$216	$47	$167	$38	$460	$162

In 2009, LyondellBasell AF recognized pretax impairment charges totaling $228 million for impairment of the carrying value of its investments in certain joint ventures. The $1,085 million carrying value of LyondellBasell AF’s equity investments at December 31, 2009 reflects the $228 million impairment, which is excluded from LyondellBasell AF’s $1,313 million share of its equity investments’ net assets.

In connection with fair values developed in conjunction with estimation of its reorganization enterprise value, LyondellBasell AF determined that there was a diminution in the value of its investments in certain joint ventures and such loss was other than temporary.

Accordingly, in 2009, the equity investments in these joint ventures were classified as long-lived assets held and used. The fair value of the equity investments was determined using Level 3 inputs, specifically, the discounted projected earnings of the entities, less the determined fair value of their debt. The discount rates used in the discounted cash flow ranged from 11.0% to 14.3% and reflected the relevant interest rates in the country of domicile. The fair value of the debt was determined using current interest rates in the country of domicile for debt with similar terms and credit risk.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Equity Investments — (Continued)

At December 31, 2008, one of these joint ventures was not in compliance with one of its debt covenants. Local management replaced its existing financing agreement with a new agreement on December 28, 2009.

A separate joint venture of LyondellBasell AF is in default under an agreement as a result of LyondellBasell AF’s voluntary filing for relief under chapter 11 of the U.S. Bankruptcy Code on April 24, 2009. The parties are currently negotiating in good faith and at present there is no evidence that such negotiations will not be concluded successfully.

12.	Short-term Investments

As a result of financial difficulties experienced by major financial institutions beginning in the latter part of the third quarter of 2008, LyondellBasell AF received notice that rights of redemption had been suspended with respect to a money market fund in which LyondellBasell AF invested approximately $174 million. LyondellBasell AF had been advised that additional redemptions were forthcoming, subject to LyondellBasell AF’s pro rata share of a $3.5 billion loss reserve established by the fund in February 2009. Accordingly, LyondellBasell AF recorded a provision in 2008 for an estimated loss of $5 million related to the money market fund. However, on May 5, 2009, the SEC filed an application for injunctive and other relief with The United States District Court for the Southern District of New York (“U.S. District Court”) that objected to the creation of the $3.5 billion loss reserve and instead proposed a plan to distribute the remaining assets of the money market fund on a pro rata basis to shareholders that have not been fully redeemed since September 15, 2008. A majority of the claimants agreed with the SEC’s plan and on November 25, 2009, the U.S. District Court issued an order which provides for a pro rata distribution of the remaining assets. LyondellBasell AF has received redemptions totaling $160 million through December 31, 2009, including $23 million in 2009, $137 million in 2008 and an additional $12 million in January 2010. The January 2010 redemption exceeds LyondellBasell AF’s $9 million carrying value at December 31, 2009. Accordingly, LyondellBasell AF will recognize a $3 million gain on redemption in January 2010.

13.	Accounts Receivable

LyondellBasell AF sells its products primarily to other industrial concerns in the petrochemicals and refining industries. LyondellBasell AF performs ongoing credit evaluations of its customers’ financial condition and, in certain circumstances, requires letters of credit from them. LyondellBasell AF’s allowance for doubtful accounts receivable, which is reflected in the Consolidated Balance Sheets as a reduction of accounts receivable, totaled $109 million and $100 million at December 31, 2009 and 2008, respectively. The Consolidated Statements of Operations included provisions for doubtful accounts of $18 million and $47 million in 2009 and 2008, and a credit to income of $14 million in 2007.

On December 20, 2007, in connection with the acquisition of Lyondell Chemical, certain U.S. subsidiaries entered into a $1,150 million accounts receivable securitization facility to sell, through a wholly owned, bankruptcy-remote subsidiary, on an ongoing basis and without recourse, interests in a pool of U.S. accounts receivable to financial institutions participating in the facility.

The amount of outstanding receivables sold under the new facility was $503 million as of December 31, 2008. On January 9, 2009, as a result of the filing for relief under chapter 11 of the U.S. Bankruptcy Code, the $1,150 million accounts receivable sales facility was terminated and repaid in full, using $503 million of the initial proceeds of the DIP Financing. For a discussion of LyondellBasell AF’s other accounts receivable securitization programs, see Note 16.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Inventories

Inventories consisted of the following components at December 31:

Millions of dollars	2009	2008

Finished goods	$2,073	$2,116
Work-in-process	164	119
Raw materials and supplies	1,040	1,079

Total inventories	$3,277	$3,314

LyondellBasell AF recorded charges of $127 million and $1,256 million in 2009 and 2008, respectively, to adjust the value of its inventory to market value, which was lower than the carrying cost at December 31, 2009 and 2008.

At December 31, 2009 and 2008, approximately 42% and 59%, respectively, of inventories, excluding materials and supplies, were valued using the LIFO method and the remainder were valued using the FIFO method. As a result of the significant drop in prices, the value of inventories based on the FIFO and LIFO methods of inventory accounting both reflected market values and current replacement cost at December 31, 2008. The excess of current replacement cost over LIFO cost of inventories amounted to $801 million at December 31, 2009. During 2009, liquidations of LIFO inventory layers resulted in a charge of $30 million.

15.	Property, Plant and Equipment, Goodwill and Other Assets

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows at December 31:

Millions of dollars	2009	2008

Land	$297	$297
Manufacturing facilities and equipment	17,665	17,333
Construction in progress	1,029	1,069

Total property, plant and equipment	18,991	18,699
Less accumulated depreciation	(3,839)	(2,308)

Property, plant and equipment, net	$15,152	$16,391

On February 25, 2010, based on the continued impact of global economic conditions on polypropylene demand, LyondellBasell AF announced a project to cease production at, and permanently shut down, its polypropylene plant at Terni, Italy. LyondellBasell AF expects to recognize impairment charges of approximately $30 million plus severance and other charges which have yet to be determined but which could be significant. In conjunction with the project, LyondellBasell AF has started consultation with representatives of the works council with respect to the consequences for approximately 120 affected employees at the site.

In 2009, LyondellBasell AF recognized impairment charges totaling $16 million, primarily related to the permanent shutdown of one polypropylene line in Wesseling, Germany and the low density polyethylene plant located at the Carrington, U.K. site. Based on the current market environment and LyondellBasell AF’s future projections, it was determined that the Carrington, U.K. LDPE plant was no longer economically viable. Approximately 50 employees will be affected by the closure of the facility, and LyondellBasell AF has started consultations with the trade union and its employee representatives.

In April 2009, based on reduced demand in North American automotive and other durable goods industries, as well as the expected slow recovery of these markets, the Debtors made the decision to temporarily idle three production lines at the Mansfield, Texas, advanced polyolefin compounding facility. As

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Property, Plant and Equipment, Goodwill and Other Assets — (Continued)

a result of strengthening demand in the latter half of 2009, two of the lines resumed operations while the third line was permanently shut down. As a result, this and a related site reduced their workforce by approximately 30% compared to 2008.

In the fourth quarter of 2008, management revised LyondellBasell AF’s long range cash flow projection in response to significantly deteriorating business conditions. The revised cash flow projection reflected a decrease in future revenues compared to earlier cash flow forecasts. As a result, LyondellBasell AF analyzed all of its assets for impairment, using discounted cash flows to determine the fair value of assets, and concluded that the assets related to the Berre Refinery were impaired. Accordingly, in 2008, LyondellBasell AF recognized a $218 million charge for impairment of the carrying value of the assets related to the Berre Refinery.

Also in 2008, LyondellBasell AF recognized a $7 million charge for impairment of the ethylene glycol facility in Beaumont, Texas.

In 2007, charges of approximately $20 million were incurred, primarily relating to the impairment of a plant in Varennes, Canada, and the impairment of capitalized engineering costs in Germany.

Capitalized interest expense related to property, plant and equipment for the years ended December 31, 2009, 2008 and 2007 was $35 million, $13 million and $3 million, respectively.

During the fourth quarter of 2008, LyondellBasell AF performed its annual impairment tests for goodwill. As a result of the review, LyondellBasell AF determined that the goodwill associated with its fuels Refining and Oxyfuels, O&P — Americas and Intermediates and Derivatives business segments was impaired. The impairment was based on a review of the business segments performed by management in which discounted cash flows did not support the carrying value of the goodwill due to the rapid deterioration in the global economy and the effects on LyondellBasell AF’s operations in the latter part of the fourth quarter of 2008. Accordingly, in the fourth quarter of 2008, LyondellBasell AF recorded a charge to earnings of $4,982 million, for impairment of goodwill, including $4,921 million related to the December 20, 2007 acquisition of Lyondell Chemical. In the fourth quarter of 2009, LyondellBasell AF recorded an adjustment related to prior periods which increased income from operations and net income for the three-month period ended December 31, 2009, by $65 million. The adjustment related to an overstatement of goodwill impairment in 2008.

The components of identifiable intangible assets, at cost, and the related accumulated amortization were as follows at December 31:

	2009			2008
		Accumulated			Accumulated
Millions of dollars	Cost	Amortization	Net	Cost	Amortization	Net

Technology, patent and license costs	$1,021	$(338)	$683	$1,008	$(239)	$769
Emission allowances	733	(62)	671	692	—	692
Various contracts	350	(118)	232	350	(61)	289
Debt issuance costs	598	(477)	121	298	(57)	241
Software costs	71	(6)	65	91	(14)	77
Catalyst costs	127	(89)	38	118	(39)	79
Other	111	(60)	51	106	(12)	94

Total intangible assets	$3,011	$(1,150)	$1,861	$2,663	$(422)	$2,241

Amortization of these identifiable intangible assets for the next five years is expected to be $288 million in 2010, $162 million in 2011, $131 million in 2012, $96 million in 2013 and $84 million in 2014.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Property, Plant and Equipment, Goodwill and Other Assets — (Continued)

LyondellBasell AF has surplus emissions allowances related to highly-reactive volatile organic compounds (“HRVOCs”) that would be reallocated to other industry participants under proposed legislation by the Texas Commission on Environmental Quality. Consequently, LyondellBasell AF recognized a $44 million charge related to these surplus allowances in December 2009. Also in December 2009, LyondellBasell AF recognized a $9 million impairment for non-U.S. emission rights.

For purposes of its annual impairment test, fair value was measured based on estimates of cost to implement alternative emission reduction technology.

The components of other assets were as follows at December 31:

	2009	2008

Precious metals	$90	$84
Company-owned life insurance	52	52
Pension assets	19	16
Deferred tax assets	115	—
Other	87	50

Total other assets	$363	$202

Depreciation and amortization expense is summarized as follows:

Millions of dollars	2009	2008	2007

Property, plant and equipment	$1,515	$1,628	$396
Investment in PO joint ventures	57	59	1
Technology, patent and license costs	123	93	61
Software costs	21	15	11
Other	58	116	3

Total depreciation and amortization	$1,774	$1,911	$472

Asset Retirement Obligations — At some sites LyondellBasell AF is contractually obligated to decommission its plants upon site exit. LyondellBasell AF has provided for the net present value of the estimated costs. Typically such costs are incurred within three years after a plant’s closure. The changes in LyondellBasell AF’s asset retirement obligations were as follows:

Millions of dollars	2009	2008

Balance, January 1	$108	$144
Payments	—	(5)
Changes in estimates	—	(8)
Accretion expense	17	9
Effects of exchange rate changes	7	(9)
Reduction as a result of business acquisition	—	(23)

Balance, December 31	$132	$108

A $23 million asset retirement obligation to the former owner of the Berre Refinery was cancelled in 2008 upon acquisition of the Berre Refinery by LyondellBasell AF.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Property, Plant and Equipment, Goodwill and Other Assets — (Continued)

LyondellBasell AF believes that there are asset retirement obligations associated with some of its facilities, but that the present value of those obligations normally is not material in the context of an indefinite expected life of the facilities. As part of its reorganization plan, LyondellBasell AF is reviewing the optimal future alternatives for its facilities. Any decision to retire one or more facilities may result in an increase in the present value of such obligations.

16.	Short-Term Debt

Loans, notes and other short-term debt due to banks and other unrelated parties consisted of the following at December 31:

Millions of dollars	2009	2008

Debtor-in-Possession Credit Agreements:
Term Loan facility due 2010:
New Money Loans	$2,167	$—
Roll-up Loans — Senior Secured Credit Facility:
Term Loan A due 2013 — U.S. tranche	385	—
Term Loan A due 2013 — Dutch tranche	122	—
Term Loan B due 2014 — U.S. tranche ($3 million of discount)	2,012	—
Term Loan B due 2014 — German tranche	465	—
Revolving Credit Facility — U.S. tranche	202	—
Revolving Credit Facility — Dutch tranche	54	—
ABL Facility	325	—
Receivables securitization program	377	705
Accounts receivable factoring facility	24	—
Financial payables to equity investees	12	13
Other	37	56

Total short-term debt	$6,182	$774

The amended DIP Financing described below matures on, and requires the Debtors to emerge from the Bankruptcy Cases by April 6, 2010, unless extended by the Debtors to June 3, 2010 pursuant to the Debtor’s one-time extension option. The maturity date of the DIP Financing agreement will be adjusted with the plan confirmation milestone, as may be extended based on the U.S. Bankruptcy Court’s availability. The capital structure of the Debtors on emergence from chapter 11 will be set in the reorganization plan that must be confirmed by the U.S. Bankruptcy Court.

DIP Financing — On January 8, 2009, the Debtors received interim U.S. Bankruptcy Court approval, and on March 1, 2009, the final U.S. Bankruptcy Court approval, of the debtor-in possession financings that provided for facilities in an aggregate amount up to $8,500 million, as follows, comprising: (i) a $6,500 million term loan facility (“DIP Term Loan Facility”) consisting of: (a) $3,250 million of new funding (the “New Money Loans”) and (b) $3,250 million of a dollar-for-dollar “roll up” of previously outstanding senior secured loans (the “Roll-Up Loans”)and (ii) an asset-based facility with a revolving credit line initially in an amount up to $1,540 million (“DIP ABL Facility” and together with the DIP Term Loan Facility, the “DIP Financing”) subject to a borrowing base, with an option to increase this facility through the addition of new lenders by an amount up to $460 million so that the aggregate DIP ABL Facility equaled an amount up to $2,000 million. On March 12, 2009 and July 15, 2009, new lenders were added increasing the DIP Financing by $30 million and $50 million, respectively, to $8,120 million.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Short-Term Debt — (Continued)

The initial proceeds of the DIP Financing were used: (i) to refinance, in full, (A) the Senior Secured Inventory-Based Facility, (B) the $1,150 million Accounts Receivable Securitization Facility (see Note 13), (C) the $200 million North American accounts receivable securitization program, and (D) the $100 million super emergency interim DIP Financing; (ii) to pay related transaction costs, fees and expenses; (iii) to provide working capital; and (iv) for other general corporate purposes of the Debtors as well as the non-U.S. subsidiaries of LyondellBasell AF. Not more than €700 million of the proceeds under the DIP Financing may be used to fund LyondellBasell AF’s non-U.S. subsidiaries. For the period from January 6, 2009 to December 31, 2009, the maximum amount advanced to LyondellBasell AF’s non-U.S. subsidiaries, pursuant to the term of the DIP Financing, was $634 million (€481 million at historical rates). At December 31, 2009, advances of $115 million (€80 million) were outstanding. Total cash held by LyondellBasell AF’s foreign operations may not exceed €200 million, after excluding certain items, including cash deemed restricted under the DIP Financing agreements due to settlement procedures under the European receivables securitization program, tax and legal considerations in certain countries, and pursuant to letters of credit and guarantees. On a weekly basis, cash in excess of the €200 million limit must be transferred to Lyondell Chemical, provided that the excess is at least €5 million.

The required pre-petition lenders have entered into forbearance agreements, as applicable, with respect to the exercise of certain remedies under the amended and restated pre-petition Senior Secured Credit Agreement and Interim Loan, originally dated as of December 20, 2007.

DIP Term Loan Facility — On January 9, 2009, the Debtors borrowed $2,167 million under the DIP Term Loan Facility and received proceeds, net of related fees, of $2,089 million. Of the $2,089 million proceeds: (i) $672 million was used, together with borrowings under the DIP ABL Facility, to refinance, in full, the pre-existing asset-based facilities; (ii) $507 million was used to fund the operations of non-U.S. subsidiaries; and (iii) $100 million was used to repay a demand note related to emergency post-petition funding. During the remainder of its term, the Debtors may borrow an additional $1,083 million under the DIP Term Loan Facility. During 2009, the Debtors paid fees of $96 million, primarily related to the DIP Facilities, including fees associated with amendments to the DIP Financing agreement described in “DIP Financing Amendments,” below.

Upon completion of the syndication of the DIP Facilities on March 5, 2009, the roll up of previously outstanding senior secured loans in an aggregate amount equal to $3,250 million into the DIP Term Loan Facility became effective. This roll up consisted of: (i) $385 million of the U.S. Tranche A Dollar Term Loan; (ii) $2,015 million of the U.S. Tranche B Dollar Term Loan; (iii) $465 million of the German Tranche B Euro Term Loan; (iv) $202 million of the U.S. Revolving Credit Facility, all of which were held by the Debtors; and (v) $128 million of the Dutch Tranche A Dollar Term Loan; and (vi) $54 million of the Dutch Revolving Credit Facility.

Loans under the DIP Term Loan Facility bear interest at either the Base Rate or the Eurodollar Rate, (both as defined in the DIP Term Loan Facility), plus, in either case, an applicable margin. The Eurodollar Rate cannot decrease below 3% for New Money Loans, and for 62% of the Roll-Up Loans cannot decrease below 3.25%. In the case of New Money Loans, the applicable margin per annum is 9% for Base Rate Loans and 10% for Eurocurrency Loans. The applicable margin per annum for Roll-Up Loans is 2.69% for Base Rate Loans and 3.69% for Eurocurrency Loans, subject to adjustment. In the event of default, interest will increase by 200 basis points. Interest on Eurocurrency Loans is payable on the last day of the applicable interest period and on the maturity date and for Base Rate Loans, on the last day of each calendar month and on the maturity date. Additional fees under the DIP Term Loan Facility include a 1.5% per annum fee on the daily unused portion of the New Money Loan commitments and a 3% exit fee due upon prepayment of New Money Loans. An exit fee is also applicable to any voluntary reduction of the New Money Loan commitments and Roll-Up Loans. To the extent a New Money Loan commitment is voluntarily reduced or an outstanding

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Short-Term Debt — (Continued)

New Money Loan is prepaid, such amounts cannot be borrowed or re-borrowed. LyondellBasell AF has recorded a $195 million liability related to the 3% exit fee and a corresponding deferred asset, which will be amortized over the term of the DIP Term Loan Facility and is reflected in “Amortization of debt-related costs” in the Statement of Cash Flows.

Subject to certain limitations, net proceeds arising from the disposition of assets, or the settlement of casualty claims relating to collateral on which DIP Term Facility lenders have a first priority security interest, or from the incurrence of debt, must first be used to repay outstanding New Money Loans under the DIP Term Facility and then used to reduce undrawn commitments, next used to pay down the DIP ABL Facility loans and, finally, to repay the Roll-Up Loans.

DIP ABL Facility — Pursuant to the DIP ABL Facility, the Debtors may currently, subject to a borrowing base, borrow up to $1,620 million. The borrowing base is determined using formulae applied to accounts receivable and inventory balances, and is reduced to the extent of outstanding letters of credit under the facility, which are limited to $700 million. Under the terms of the DIP ABL Facility, the asset-based facility may be increased up to an aggregate maximum commitment amount of $2,000 million, in increments of at least $25 million. On March 12, 2009 and July 15, 2009, the Debtors exercised their option to increase the DIP ABL Facility by designating New Lenders, increasing the commitments under the DIP ABL Facility from $1,540 million to $1,620 million.

On January 9, 2009, the Debtors borrowed $810 million under the DIP ABL Facility, paying $93 million of fees related to the new facility and, together with proceeds from the DIP Term Loan Facility, refinanced the pre-existing asset-based facilities. At December 31, 2009, there were net borrowings of $325 million outstanding under the DIP ABL Facility and outstanding letters of credit totaled $424 million. The borrowing base was $1,612 million, after giving effect to a $100 million unused availability requirement.

Subject to certain limitations in the DIP ABL Facility Agreement and provisions in the DIP Term Loan Agreement, net proceeds arising from the disposition of assets, the incurrence of debt or casualty claims related to collateral of the ABL Facility must be used to repay outstanding loans under the DIP ABL Facility. In addition, if on any day the total amount of loans outstanding under the DIP ABL Facility, including the amount of outstanding letters of credit, exceed the maximum available under the DIP ABL Facility, a payment equal to or greater than the excess borrowings must be made on the following business day.

Covenants — Subject to certain exceptions, the DIP Facilities contain covenants that restrict, among other things, debt incurrence, lien incurrence, investments, certain payments on indebtedness, sales of assets and mergers, amendment of terms of certain indebtedness and material obligations, alterations in the conduct of Lyondell Chemical’s business, and affiliate transactions and distributions by LyondellBasell AF and its subsidiaries.

In addition, the DIP Facilities contain covenants that establish or require the Debtors to maintain quarterly capital expenditures at levels below the maximum defined in the DIP Facilities, daily minimum levels of liquidity and monthly minimum levels of cumulative Consolidated EBITDAR (as defined in the DIP Facilities).

The DIP Facilities (see “DIP Financing Amendments,” below) also contain a covenant establishing certain milestones related to the plan of reorganization, including obtaining the U.S. Bankruptcy Court’s confirmation of the plan by May 20, 2010, subject to the extension described in Note 3 and the U.S. Bankruptcy Court’s availability.

Security and Guarantees — Loans under the DIP Financing agreements are secured by priming first priority interests in and liens on substantially all pre-petition and post-petition property of all borrowers and U.S. guarantors under the DIP Financing agreements, including, but not limited to, material fee-owned

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Short-Term Debt — (Continued)

property and equipment, general intangibles, investment and intellectual property, and proceeds of the foregoing, as well as share capital of certain subsidiaries. The collateral provided by Germany Holdings is limited to the share capital of its direct subsidiaries.

Guarantors include each borrower, certain Debtors, any Additional Debtor (as defined in the DIP Financing agreements), LyondellBasell AF and each of its subsidiaries that is a guarantor of the pre-existing Senior Secured Credit Facility and Interim Loan. The guarantees are joint and several and full and unconditional.

DIP Financing Amendments — The DIP Financing credit agreements have been amended as follows:

•	Effective as of July 24, 2009, the DIP Financing credit agreements were amended, among other things, to address certain changes in specific reporting requirements, to increase certain investment and indebtedness limitations for the purpose of permitting certain business operations and opportunities, and provide for the confidentiality of certain proprietary business information;

•	On August 14, 2009, the DIP Financing agreements were amended to modify the delivery terms for the plan of reorganization and disclosure statement;

•	Effective October 5, 2009, the DIP Financing agreements were amended to extend the milestone related to the approval of the disclosure statement for the plan of reorganization from October 15 to November 13, 2009, and plan confirmation milestone from December 1 to December 15, 2009; and

•	In October and December 2009, the DIP Financing agreements were further amended to, among other things, extend the milestone related to the approval of the disclosure statement for the plan of reorganization to April 6, 2010 and the plan confirmation milestone to May 20, 2010, subject to further extension based on the U.S. Bankruptcy Court’s availability. The amendments extended the maturity of the DIP Financing agreements from December 15, 2009 to April 6, 2010, with a one-time option to further extend the maturity to June 3, 2010. The maturity date of the DIP Financing agreements will be adjusted with the plan confirmation milestone, as maybe extended based on the U.S. Bankruptcy Court’s availability (see Note 3).

Structured Financing — In July 2007, LyondellBasell AF entered into a structured financing transaction with a European bank (the “Bank”). Upon closing, Basell Funding S.à r.l., Luxembourg, (“BFS”) granted to BAFB B.V. (“BAFB”), the Netherlands, Dutch certificaten van aandelen (“Certificates”) with respect to 50 fixed-return preferred shares issued by Basell Holdings B.V., Netherlands (“BH”) for consideration of €1,000 million ($1,344 million). The Certificates gave BAFB the right to receive from LyondellBasell AF dividends and other distributions that BFS received from BH in relation to the preferred shares. BAFB was incorporated by the Bank with ordinary shares of €1,000 million. LyondellBasell AF and the Bank further entered into a put and call option agreement with respect to the shares of BAFB whereby at any moment at their respective sole discretion either LyondellBasell AF could call or the Bank could put the shares of BAFB for a purchase price of €1,000 million. As a consequence of this arrangement, LyondellBasell AF was deemed to control BAFB. The majority of BAFB’s stock was owned by the Bank and the Bank acted as its managing director. LyondellBasell AF invested the proceeds in a pledged deposit with an affiliate of the Bank bearing interest at floating market rates which were swapped to a fixed rate of interest through an interest rate swap. In September 2008, LyondellBasell AF exercised its option to call the BAFB shares. In October 2008, LyondellBasell AF redeemed the BAFB shares using the restricted cash of €1,000 million ($1,363 million) and terminated the related interest rate swap, resulting in the recognition of a non-cash charge to interest of $55 million. LyondellBasell AF did not incur breakage costs related to the termination of this transaction.

Receivables Securitization Programs — LyondellBasell AF has an accounts receivable securitization program, under which LyondellBasell AF may receive funding of up to €450 million against eligible

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Short-Term Debt — (Continued)

receivables of certain European subsidiaries. Transfers of accounts receivable under this program do not qualify as sales; therefore, the transferred accounts receivable and the proceeds received through such transfers are included in trade receivables, net, and short-term debt in the consolidated balance sheets.

Previously, LyondellBasell AF had a €620 million European accounts receivable securitization program. In early 2009, LyondellBasell AF received a notification that all funding under the €620 million European accounts receivable securitization program would cease. On March 4, 2009, LyondellBasell AF amended and restated this facility to the present €450 million facility.

The European accounts receivable securitization program provides that a certain termination event occurs in connection with the standstill period related to the Senior Notes due 2015 (see Note 3). The parties to the securitization program have generally agreed to a temporary waiver of such termination event until April 6, 2010. Absent a deferral of the expiration of the standstill period related to the Senior Notes due 2015, the purchaser may require a change in the settlement process that may reduce available liquidity during certain periods.

On January 26, 2010, LyondellBasell AF obtained an amendment to the European accounts receivable securitization program to, among other things, extend the program to April 6, 2010, with an option to further extend the program to June 3, 2010, provided that the DIP Financing agreements are also extended to June 3, 2010.

The Debtors had an accounts receivable securitization program, which was entered into in 2005, to provide funding of up to $200 million to North American subsidiaries of LyondellBasell AF. In connection with the commencement of the Bankruptcy Cases, this facility was terminated and repaid with proceeds from the DIP Financing.

At December 31, 2009 and 2008, amounts of $377 million and $591 million, respectively, were funded under the European receivables securitization program. At December 31, 2008, $114 million was funded under the $200 million North American program. As of December 31, 2009 and 2008, the interest rates on amounts outstanding under the European facility were 10% and 8.66%. As of December 31, 2008, the interest rate on amounts outstanding under the U.S. facility was 4.96%.

On October 8, 2009, a non-debtor subsidiary of LyondellBasell AF entered into an accounts receivable factoring facility for up to €100 million. The factoring facility is for an indefinite period, non-recourse, unsecured and terminable by either party subject to notice. The amount of outstanding receivables sold under this facility was $24 million as of December 31, 2009.

17.	Accounts Payable

Accounts payable at December 31, 2009 and 2008 included liabilities in the amount of $13 million and $11 million, respectively, for checks issued in excess of associated bank balances, but not yet presented for collection.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Accrued Liabilities

Accrued liabilities consisted of the following components at December 31:

Millions of dollars	2009	2008

Payroll and benefits	$403	$466
Taxes other than income taxes	209	287
Interest	26	241
Product sales rebates	156	297
Debtor-in-possession exit fees	195	—
Derivatives	—	231
Income taxes	84	57
Deferred revenues	36	27
Other	281	432

Total accrued liabilities	$1,390	$2,038

19.	Long-Term Debt

Loans, notes, debentures and other long-term debt due to banks and other unrelated parties consisted of the following at December 31:

Millions of dollars	2009	2008

Bank credit facilities:
Senior secured credit facility:
Term loan A due 2013
U.S. tranche	$—	$1,429
Dutch tranche	331	477
Term loan B due 2014
U.S. tranche	—	7,410
German tranche	—	1,800
$1,000 million revolving credit facility	164	950
$1,600 million inventory-based credit facility	—	766
Interim Loan	—	8,000
Senior Notes, due 2015, $615 million	—	615
Senior Notes, due 2015, €500 million	—	699
Guaranteed Notes, due 2027	300	300
Debentures due 2010, 10.25%	—	103
Debentures due 2020, 9.8%	—	222
Debentures due 2026, 7.55%	—	130
Senior Debentures due 2026, 7.625%	—	241
Other	7	53

Total	802	23,195
Less current maturities	(497)	(22,891)

Long-term debt	$305	$304

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Long-Term Debt — (Continued)

As a result of the Bankruptcy Cases, LyondellBasell AF’s $8,000 million Interim Loan, $615 million Senior Notes due 2015, €500 million Senior Notes due 2015, Senior Debentures due 2026, and portions of the Senior Secured Credit Facility comprising the U.S. tranche of Term Loan A, the U.S. and German tranches of Term Loan B, the U.S. tranche of the Revolving Credit Facility, as well as the 10.25% Debentures due 2010, the 9.8% Debentures due 2020 and the 7.55% and 7.625% Debentures due 2026 a $6 million note payable to KIC Ltd. and a $1 million note payable to the State of Maryland, all of which are deemed to be undersecured, are classified as “Liabilities subject to compromise” on the December 31, 2009 consolidated balance sheet (see Note 21).

At December 31, 2009, long-term debt comprised the $300 million guaranteed notes due 2027 and other debt, all of which is held by non-debtors.

Guaranteed Notes due 2027 — LyondellBasell AF has outstanding fixed interest rate Guaranteed Notes of $300 million with a maturity date of March 15, 2027. The interest rate is 8.1% and the interest payment dates are September 15 and March 15.

The Guaranteed Notes are guaranteed by LyondellBasell Industries Holdings B.V., a subsidiary of LyondellBasell AF. The 2027 Guaranteed Notes provide certain restrictions with respect to the level of maximum debt that can be incurred and security that can be granted by the operating companies in Italy and The Netherlands that are direct or indirect wholly owned subsidiaries of LyondellBasell Industries Holdings, B.V.

The 2027 Notes contain customary provisions for default, including, among others, the non-payment of principal and interest on the 2027 Notes, certain failures to perform or observe any other obligation under the 2027 Agreement on the 2027 Notes, the occurrence of certain defaults under other indebtedness, failure to pay certain indebtedness and the insolvency or bankruptcy of certain LyondellBasell AF subsidiaries.

At December 31, 2008, LyondellBasell AF was not in compliance with certain of its covenants under the Senior Secured Credit Facility, which would have constituted a default under the Senior Secured Credit Facility once the covenant compliance certificate would have been provided. On January 6, 2009, the Initial Debtors filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code. The commencement of the Bankruptcy Cases also constituted an event of default under the Senior Secured Credit Facilities. Pursuant to the cross-default provisions contained in certain of LyondellBasell AF’s indebtedness, a significant portion of LyondellBasell AF’s debt was capable of being accelerated at December 31, 2008. Accordingly at December 31, 2008, the affected debt was classified as current maturities of long-term debt in the consolidated balance sheet.

Beginning on March 2, 2009, the Debtors are obligated to pay interest, at the non-default rate, on the outstanding amounts under the Senior Secured Credit Facility not designated as Roll-Up Loans, subject to a minimum liquidity test calculated on the last day of the previous month. Interest will be paid to the extent “liquidity,” as defined in the final order approving the DIP Financing, is greater than $1,015 million after giving effect to the payment. Any unpaid interest at the end of the period may be asserted as a claim by the lenders thereunder. Through December 31, 2009, the minimum liquidity requirement was met or exceeded and the related interest expense was accrued and is being paid.

Pursuant to the final order approving the DIP Financing, the pre-petition Senior Secured Credit Facility, the Debentures due 2010 and 2020 and the 7.55% Senior Notes due 2026, were granted, on a pari passu basis, a third priority lien on the DIP Collateral, described in the “Security and Guarantees” section of Note 16. The pre-petition Senior Secured Credit Facility continues to have first priority liens, on a pari passu basis with the Roll-Up Loans, on pre-petition Senior Secured Credit Facility collateral that is not DIP Collateral. Additionally, under the adequate protection provisions, the Interim Loan was granted fourth and fifth priority liens on

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Long-Term Debt — (Continued)

the DIP Collateral and continues to have a second and third priority lien on pre-petition Senior Secured Credit Facility collateral that is not DIP Collateral.

Each DIP Facility lender has entered into forbearance agreements, as applicable, with respect to the exercise of certain remedies under the amended and restated pre-petition Senior Secured Credit Agreement and Interim Loan, each originally dated as of December 20, 2007.

Senior Secured Credit Facility — On December 20, 2007, in connection with the acquisition of Lyondell Chemical, LyondellBasell AF entered into a Senior Secured Credit Facility. The Senior Secured Credit Facility consists of a six-year $2,000 million Term Loan A facility due 2013, a seven-year $7,550 million and €1,300 million Term Loan B facility due 2014 and a six-year $1,000 million multicurrency Revolving Credit Facility due 2013. Loans under the Senior Secured Credit Facility bear interest at rates equal to adjusted LIBOR plus the applicable margin or the higher of the federal funds rate plus 0.5% and the prime rate plus the applicable margin.

The Senior Secured Credit Facility contains covenants that, subject to certain exceptions, restrict, among other things: (i) debt incurrence; (ii) lien incurrence; (iii) investments, dividends and distributions; (iv) certain payments on indebtedness, sales of assets and mergers, amendment of terms of certain indebtedness and material obligations; (v) the conduct of business; and (vi) affiliate transactions or transactions limiting LyondellBasell’s and certain of its subsidiaries’ ability to make distributions or to incur or permit liens. In addition, the credit facility contains covenants that establish maximum levels of annual capital expenditures and require LyondellBasell to maintain the following specified financial ratios: (1) the First Lien Secured Leverage Ratio, as defined, may not exceed 3.75:1 on a consolidated basis and (2) the Consolidated Debt Service Ratio, as defined, may not be less than 1.1:1.

The Senior Secured Credit Facility is secured by first priority interests in all material assets including, but not limited to, material fee-owned property and equipment, general intangibles, investment and intellectual property, and proceeds of the foregoing, as well as share capital of certain subsidiaries, of all borrowers and guarantors under the facility, except assets of certain subsidiaries of Millennium Chemicals Inc. (together with its consolidated subsidiaries, “Millennium”).

Under the terms of the financing for the Lyondell Chemical acquisition, the joint lead arrangers (“JLAs”) retained the right to flex certain provisions of the financing, including pricing and the reallocation and retranching of the Term Loans. Effective April 30, 2008, the JLAs exercised the price flex provisions and, in conjunction with the exercise, the Senior Secured Credit Facility was amended to (i) convert each of the U.S. Tranche B Dollar Term Loan and the German Tranche B Euro Term Loan into three separate tranches, some of which tranches are subject to a prepayment penalty, (ii) increase interest rates and fee rates by 0.5%, (iii) establish a LIBOR floor of 3.25% on the U.S. Tranche B Dollar Term Loan, (iv) modify certain debt covenants, including increasing a general debt basket from $750 million to $1,000 million, eliminating an interest rate hedging requirement, increasing the asset backed facility basket by $500 million, and adding a covenant prohibiting reduction of aggregate commitments under the Revolving Credit Facility with AI International S.à.r.l. before its initial maturity, (v) amend the calculation of Consolidated EBITDA, as defined, for the purpose of determining compliance with the debt requirements, to reflect adjustments to present 2007 cost of sales in accordance with FIFO inventory accounting, and (vi) make other changes, including technical and typographical corrections.

In conjunction with the exercise by the JLAs of their flex rights, additional amendments were made to each of the Interim Loan, Senior Secured Inventory-Based Credit Facility, Revolving Credit Facility with AI International S.à.r.l. and Accounts Receivable Securitization Facility (see Note 13). The amendments to the Interim Loan and Senior Secured Inventory-Based Credit Facility and the Revolving Credit Facility with AI

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Long-Term Debt — (Continued)

International S.à.r.l. were effective on April 30, 2008. The amendments to the Accounts Receivable Securitization Facility were effective on May 6, 2008.

Each of the Interim Loan, the Senior Secured Inventory-Based Credit Facility, the Accounts Receivable Securitization Facility and Revolving Credit Facility with AI International S.à.r.l. were amended to (i) conform to certain of the amendments to the Senior Secured Credit Facility and (ii) make other changes, including technical and typographical corrections. In addition, the Senior Secured Inventory-Based Credit Facility was amended to allow LyondellBasell AF the future option to increase the aggregate amount of commitments under the facility by a further $500 million.

As a result of the Bankruptcy Cases in early January 2009, all unused commitments under the $1,000 million Revolving Credit Facility were cancelled. Prior to the Bankruptcy Cases, amounts available under the Revolving Credit Facility were reduced to the extent of outstanding borrowings by LyondellBasell AF and outstanding letters of credit provided under the credit facility, which were $950 million and $39 million, respectively, at December 31, 2008.

Inventory-Based Credit Facility — On December 20, 2007, LyondellBasell AF also entered into a five-year $1,000 million Senior Secured Inventory-Based Credit Facility. Under the terms of the Senior Secured Inventory-Based Credit Facility, as amended, LyondellBasell AF could elect to increase commitments under the facility by up to an aggregate $1,100 million. Effective April 30, 2008, LyondellBasell AF exercised the option to increase the facility by $600 million and, as a result, aggregate commitments under the facility increased from $1,000 million to $1,600 million.

Concurrent with the exercise of the increase in commitments, Lyondell Chemical Company became a lien grantor and added the following as collateral: (i) a first priority pledge of all equity interests owned by Lyondell Chemical Company in, and all indebtedness owed to it by, LyondellBasell Receivables I, LLC (the seller under the Accounts Receivable Securitization Facility) and (ii) a first priority security interest in all accounts receivable, inventory and related assets owned by Lyondell Chemical Company, subject to customary exceptions.

The Senior Secured Inventory-Based Credit Facility contained restrictive covenants and covenants that established maximum levels of capital expenditures, all of which were substantially similar to the Senior Secured Credit Facility. The Senior Secured Inventory-Based Credit Facility also provided that if for any period of four consecutive quarters the Fixed Charge Coverage Ratio, as defined, of LyondellBasell AF, on a consolidated basis, was less than 1.1:1, then during the next quarter, Total Excess Availability (as defined) could not be less than $200 million for five consecutive business days or more, unless, on each such day, Total Excess Availability was at least $150 million and Total Collateral Availability (as defined) was at least $275 million. The proceeds of loans under the Senior Secured Inventory-Based Credit Facility could not be used by the LyondellBasell AF subsidiaries that were borrowers under the facilities to make certain dividends or distributions in the event that the daily average Total Excess Availability failed to exceed $225 million on any of the five consecutive business days prior to the date of the dividend or distribution.

Loans under this facility bore interest, at the option of the borrower, of the applicable margin plus the alternate base rate, as defined, or the current LIBOR rate, as defined. The borrowers’ ability to borrow under the Senior Secured Inventory-Based Credit Facility was effectively terminated as a result of the chapter 11 filing, and was repaid on January 9, 2009 using proceeds from the DIP Financing and replaced by the DIP ABL Facility.

Interim Loan — The Interim Loan, together with proceeds from borrowings under certain tranches of the Senior Secured Credit Facility, was used to finance the acquisition of Lyondell Chemical.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Long-Term Debt — (Continued)

Prior to giving effect to the amendments discussed below, the Interim Loan bore interest at LIBOR plus an initial margin of 4.625%, which margin increased by 0.5% in each of June 2008 and September 2008 and was to increase by 0.5% for each three-month period thereafter, subject to a maximum interest rate of 12% per annum (or 12.5% in the event of certain rating declines) (the “Applicable Margin”). The interest rate at December 31, 2008 and 2007 was 10.02% and 9.57%, respectively.

Through a series of actions, the validity of which LyondellBasell AF disputed, the JLAs had attempted to increase the applicable rate under the Interim Loan to 12% per annum. Since June 16, 2008, LyondellBasell AF had been paying 12% interest, which was approximately 4% higher than the applicable rate under the Interim Loan as at June 30, 2008, in order to avoid any allegation of default by the lenders. LyondellBasell AF had protested the higher rate of interest and had reserved its right to recover any such amounts based upon a determination that the JLAs’ attempt to impose a rate increase is not supported by the terms of the applicable loan documentation.

On October 17, 2008, the agreement governing the Interim Loan was amended and restated. Under the amended and restated agreement, the $8 billion principal amount of initial loans outstanding were retranched into:

(a) $3.5 billion of fixed rate second lien loans, which bore interest at a rate equal to 12% per annum (12.5% in the case of certain ratings downgrades);

(b) $2.0 billion of floating rate second lien loans; and

(c) $2.5 billion of floating rate third lien loans.

All of the floating rate loans bear interest at a rate equal to LIBOR (in the case of U.S. dollar loans) or EURIBOR (in the case of euro loans) plus the Applicable Margin.

The economic impact of the interest rates applicable to the retranched loans was effective as of June 16, 2008.

The amendments also included provisions allowing lenders

(i) within 180 days after October 17, 2008, to convert retranched fixed rate second lien loans into fixed rate second lien notes or a combination of fixed rate second lien notes and up to $1 billion in aggregate principal amount of fixed rate third lien notes and/or fixed rate unsecured notes (and pursuant to a notice provided by the lenders on October 17, 2008, all of the fixed rate second lien loans were to automatically convert into fixed rate second lien notes if no election was made by the lenders to convert a portion of the fixed rate second lien loans to fixed rate third lien or unsecured notes within this 180-day period) and

(ii) following the time that the fixed rate second lien loans were converted into exchange notes and certain lenders under the amended and restated agreement hold, in aggregate, less than $950 million of such notes, to convert new floating rate second lien loans into fixed rate second lien notes and to convert new floating rate third lien loans into fixed rate third lien notes and/or fixed rate unsecured notes. In all such cases, the exchange notes were to bear interest at a rate equal to 12% per annum (12.5% in the case of certain ratings downgrades), could be denominated in euro or dollars, and were to have maturity dates between June 2015 and December 2019.

In addition, the amendments included revisions to some of the terms of the exchange notes to make them consistent, in some instances, with similar provisions of the Senior Secured Credit Facility. The amendments also made other changes, including technical and typographical corrections. LyondellBasell AF pre-paid fees

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Long-Term Debt — (Continued)

of $59 million in connection with this amendment, which were applied to interest payments in the fourth quarter of 2008.

In December 2008, the initial Interim Loans converted to senior secured loans that were due June 2015.

At December 31, 2008, the Interim Loan was secured, depending on the tranche, by a second or third priority interest over the collateral securing the Senior Secured Credit Facility.

Senior Notes due 2015 — Under an indenture dated August 10, 2005, which has been amended from time to time thereafter, LyondellBasell AF issued €500 million ($699 million) and $615 million of senior notes (the “Senior Notes”), which mature on August 10, 2015. These Senior Notes, which were issued at a discount of €27 million ($38 million), bear interest at a rate of 8.375%. Interest is payable on August 15 and February 15.

Under the indenture governing the Senior Notes, LyondellBasell AF is required to comply with certain covenants related to the conduct of its business. Non-compliance with any of these covenants would constitute an event of default.

Certain subsidiaries of LyondellBasell AF have provided guarantees for the obligations of LyondellBasell AF as issuer of the Senior Notes subject to typical limitations required by the laws in the relevant jurisdictions.

LyondellBasell AF, as issuer of the Senior Notes, has granted a pledge over shares in its subsidiary Basell Funding S.à r.l. and a pledge over the loan whereby the proceeds of the Senior Notes were loaned to Basell Holdings B.V. Such security is a second ranking security subordinated to any security granted to the lenders under the Senior Facility Agreement and the Interim Loan.

On February 6, 2009, the Initial Debtors filed a motion with the U.S. Bankruptcy Court seeking a preliminary injunction prohibiting certain creditors from enforcing pre-petition guarantees issued by LyondellBasell AF and certain of its non-Debtor subsidiaries for obligations of the Debtors and certain Non-Debtors and seeking to prevent the holders of LyondellBasell AF’s 8.375% Senior Notes due 2015 (the “Senior Notes”) from among other things, taking action to accelerate the maturity of the Senior Notes. On February 26, 2009, the U.S. Bankruptcy Court granted this injunction for a period of 60 days. LyondellBasell AF and its general partner filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code on April 24, 2009 (prior to the expiration of the 60-day period). As a result of these filings, the ability of creditors to enforce their claims against LyondellBasell AF and its general partner is stayed by applicable provisions of the U.S. Bankruptcy Code.

On March 23, 2009, the trustee under the indenture dated August 10, 2005 relating to the Senior Notes, served notice that an event of default had occurred under the indenture as a result of the commencement of the Bankruptcy Cases and LyondellBasell AF’s failure to pay interest on the Senior Notes when due, which failure continued beyond the applicable grace period. Pursuant to an Intercreditor Agreement dated December 21, 2007 (the “Intercreditor Agreement”), the notice of default started a 179-day period (“Standstill Period”) during which the holders of the Senior Notes and the trustee may not take action to enforce their rights with respect to the Senior Notes or the guarantees thereof. Upon the expiration of the Standstill Period, the trustee may pursue claims against non-Debtor affiliates who are guarantors of the Senior Notes. The Standstill period was originally scheduled to expire on September 18, 2009.

On August 28, 2009, the Debtors initiated an adversary proceeding seeking a permanent and preliminary injunction to prevent the holders of the Senior Notes and the trustee from taking certain actions against non-Debtor affiliates obligated under the Senior Notes. On October 1, 2009, the Senior Notes trustee initiated an adversary proceeding against LyondellBasell AF, the lenders who participated in the financing of the merger of Lyondell Chemical and Basell (now known as LyondellBasell AF ) and certain others, seeking, among other

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Long-Term Debt — (Continued)

things, a declaratory judgment that the Intercreditor Agreement and its provisions subordinating the interests of the holders of Senior Notes are null and void and an equitable subordination of the claims of certain of the Debtors’ lenders.

Pursuant to the terms of the Intercreditor Agreement, any action to accelerate payment obligations or enforce claims against LyondellBasell AF, the Debtors, and non-Debtor affiliates of the Debtors that are obligated under the Senior Secured Credit Facility was prohibited during the Standstill Period. By agreement of the parties, on February 12, 2010, the Standstill Period has been extended through April 15, 2010.

Revolving Credit Facility with Access Industries — In March 2008, LyondellBasell AF entered into a senior unsecured $750 million, eighteen-month revolving credit facility under which two subsidiaries of LyondellBasell AF were borrowers. The $750 million revolving credit facility was in addition to the existing credit facilities available to LyondellBasell AF, and was provided to LyondellBasell AF by Access Industries Holdings LLC, an affiliate of Access Industries. On December 17, 2008, the $750 million revolving credit facility was assigned by Access Industries Holdings LLC to AI International S.à.r.l., another affiliate of Access Industries. The revolving credit facility had substantially the same terms as the Senior Secured Credit Facility, except that it was unsecured and was not guaranteed by the subsidiaries of LyondellBasell AF.

At each borrower’s option, loans under the revolving credit facility bore interest at rates equal to LIBOR plus 6% or the higher of the (i) federal funds rate plus 0.5% and (ii) the prime rate, plus, in each case, 5%. Interest rates could have been adjusted, from time to time, based upon the First Lien Senior Secured Leverage Ratio as calculated at such time and as further described in the revolving credit facility.

On December 30, 2008, LyondellBasell AF submitted a request to borrow $750 million under the facility, which was denied by AI International S.à.r.l. The Debtors’ ability to borrow funds under the $750 million revolving credit facility effectively terminated as a result of the commencement of the Bankruptcy Cases.

Debentures  — The Debentures due 2010 and 2020 and the 7.55% Senior Notes due 2026, assumed in the acquisition of Lyondell Chemical, were equally and ratably secured with the Senior Secured Credit Facilities, with respect to certain operating plants.

The indenture for the 7.55% Senior Notes due 2026, which was assumed in the acquisition of Lyondell Chemical, contains covenants at December 31, 2009 that, subject to exceptions, restrict, among other things, lien incurrence, sale and leaseback transactions and mergers.

The indenture for the 7.625% Senior Debentures, which was assumed in the acquisition of Lyondell Chemical, contains covenants at December 31, 2009 that, subject to exceptions, restrict, among other things, debt incurrence by subsidiaries, lien incurrence, sale and leaseback transactions and mergers.

Other  — In 2009, LyondellBasell AF made mandatory quarterly amortization payments of the Dutch Tranche A Dollar Term Loan totaling $24 million, $6 million of which was related to the corresponding DIP Roll Up loan. In 2008, LyondellBasell AF made quarterly amortization payments of $71 million and $24 million, respectively, on the U.S. Tranche A Dollar Term Loan and the Dutch Tranche A Dollar Term Loan and $75 million and $19 million, respectively, on the U.S. Tranche B Dollar Term Loan and the German Tranche Euro B Term Loan.

In addition in 2008, Lyondell Chemical repaid the remaining $158 million of its 4% convertible debentures and $31 million principal amount due under notes that were called in 2007 but were not tendered until the first quarter 2008, and paid premiums totaling $2 million.

Amortization of debt premiums, including adjustments to fair values included in accounting for the acquisition of Lyondell Chemical, and debt issuance costs resulted in amortization expense of $499 million, $513 million and $7 million in 2009, 2008, and 2007, respectively, that was included in interest expense in the

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Long-Term Debt — (Continued)

Consolidated Statements of Operations. In 2009, in conjunction with the reclassification of debt to “Liabilities Subject to Compromise,” LyondellBasell AF wrote off the associated unamortized debt issuance costs of $228 million, which are reflected in “Reorganization items” in the Consolidated Statements of Operations.

For discussion of the impact of the chapter 11 filing on LyondellBasell’s debt, as well as the senior secured superpriority DIP Financing approved by the U.S. Bankruptcy Court, see Note 16.

20.	Lease Commitments

LyondellBasell AF leases office facilities, railcars, vehicles, and other equipment under long-term operating leases. Some leases contain renewal provisions, purchase options and escalation clauses. Additionally, LyondellBasell AF has entered into a long-term agreement with an information technology service provider that is cancellable by LyondellBasell AF with a six-month notice period and payment of a cancellation fee. This agreement is classified as an operating lease.

The aggregate future estimated payments under these commitments are:

Millions of dollars

2010	$267
2011	227
2012	189
2013	168
2014	148
Thereafter	993

Total minimum lease payments	$1,992

Rental expense for the years ended December 31, 2009, 2008 and 2007 was $315 million, $556 million and $72 million, respectively.

21.	Liabilities Subject to Compromise

As a result of the Bankruptcy Cases, the payment of prepetition indebtedness may be subject to compromise or other treatment under the Debtors’ plan of reorganization. Although actions to enforce or otherwise effect payment of prepetition claims are generally stayed, at hearings held in January 2009, the U.S. Bankruptcy Court granted final approval of the Debtors’ “first-day” motions, generally designed to stabilize the Debtors’ operations and covering, among other things, employee wages, health and benefit plans, qualified pension and savings plans, supplier relations, customer relations, business operations, utilities, tax matters, cash management and retention of professionals.

The Debtors have been paying and intend to continue to pay substantially all of their undisputed postpetition claims in the ordinary course of business. In addition, the Debtors may reject prepetition executory contracts and unexpired leases with respect to the Debtors’ operations with the approval of the U.S. Bankruptcy Court. Damages resulting from rejection of executory contracts and unexpired leases are treated as general unsecured prepetition claims and will be classified as liabilities subject to compromise.

On May 14, 2009, the U.S. Bankruptcy Court entered an order establishing June 30, 2009 as the claims bar date. The claims bar date is the date by which most claims against the Debtors arising prior to the Debtors’ chapter 11 filings must be filed if the claimants wish to receive any distribution in the Bankruptcy Cases. On May 26, 2009, the Debtors commenced notification, including publication, to all known actual and potential creditors informing them of the bar date and the required procedures with respect to the filing of

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	Liabilities Subject to Compromise — (Continued)

proofs of claim. As part of the Bankruptcy Cases, claims timely filed by the claims bar date will ultimately be reconciled against the amounts listed by, with certain exceptions, the Debtors in their Schedules of Assets and Liabilities. In most cases, to the extent the Debtors object to any filed claims, the U.S. Bankruptcy Court will make the final determination as to the amount, nature and validity of such claims. Moreover, the treatment of allowed claims against the Debtors will be determined pursuant to the terms of the plan of reorganization, which was filed September 11, 2009 and amended on December 11 and December 24, 2009, but is subject to approval by the U.S. Bankruptcy Court. Accordingly, while LyondellBasell AF continues to reassess these liabilities, the ultimate amount and treatment of such liabilities has not yet been determined.

Prepetition liabilities that are subject to compromise are reported at the amounts expected to be allowed, even if they potentially may be settled for lesser amounts. Accordingly, the amounts currently classified as liabilities subject to compromise may be subject to future adjustments depending on the U.S. Bankruptcy Court’s actions, further developments with respect to disputed claims, the values of any collateral securing such claims, or other events.

Liabilities subject to compromise consist of the following at December 31, 2009:

Millions of dollars

Accounts payable	$587
Employee benefits	997
Accrued interest	277
Conversion fee — Interim Loan	161
Estimated claims	1,726
Interest rate swap obligations	201
Related party payable	82
Rebate accrual	20
Other accrued liabilities	73
Long-term debt	18,370

Total liabilities subject to compromise	$22,494

The following debt outstanding immediately preceding the Chapter 11 filings, on January 6, 2009, has been reclassified from long-term debt and is currently reflected on the December 31, 2009, balance sheet as “Liabilities subject to compromise.”

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	Liabilities Subject to Compromise — (Continued)

Millions of dollars

Bank credit facilities:
Interim Loan	$8,000
First lien secured debt:
Senior Secured Credit Facility:
Term Loan A due 2013 — U.S. tranche	1,044
Term Loan B due 2014:
U.S. tranche	5,459
German tranche	1,258
Revolving Credit Facility	548
Debentures due 2010, 10.25%	100
Debentures due 2020, 9.8%	225
Debentures due 2026, 7.55%	150
Senior Notes due 2015, $615 million	615
Senior Notes due 2015, €500 million	723
Senior Debentures due 2026, 7.625%	241
State of Maryland	1
KIC Ltd.	6

Total	$18,370

In 2009, environmental remediation liabilities related to third-party sites were reclassified from “Other liabilities” to “Liabilities subject to compromise.” Also in 2009, in accordance with the bankruptcy claims process, the basis for certain accrued liabilities was adjusted to reflect the Debtors’ estimated claims to be allowed, including executory contracts and environmental liabilities that are classified in “Reorganization items” (see Notes 3 and 25).

As part of its ongoing claims resolution process, LyondellBasell AF is investigating differences between claim amounts filed by creditors and LyondellBasell AF’s estimates of the probable allowed amount of its liabilities subject to compromise. As of February 25, 2010, the difference between the amounts claimed and amounts accrued in liabilities subject to compromise is $400 million. Adjustments to its liabilities subject to compromise are reasonably possible as additional information becomes available with respect to these claims.

22.	Financial Instruments and Derivatives

LyondellBasell AF is exposed to market risks, such as changes in commodity pricing, currency exchange rates and interest rates. To manage the volatility related to these exposures, LyondellBasell AF selectively enters into derivative transactions pursuant to LyondellBasell AF’s policies. Designation of the derivatives as fair-value or cash-flow hedges is performed on a specific exposure basis. Hedge accounting may or may not be elected with respect to certain short-term exposures. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged.

As a result of the voluntary filings of petitions for relief under chapter 11 of the U.S. Bankruptcy Code and the associated perceived credit risk, LyondellBasell AF is limited in its ability to further engage in derivative transactions. LyondellBasell AF is not participating in interest rate transactions at this time due to a lack of willing counterparties and its foreign currency transactions are restricted to a few currencies and

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	Financial Instruments and Derivatives — (Continued)

primarily to spot or near spot transactions. LyondellBasell AF continues to enter into commodity derivative contracts in the ordinary course of business on a limited basis, and only through exchange traded futures contracts, which are supported by cash deposits.

Commodity Prices — LyondellBasell AF is exposed to commodity price volatility related to anticipated purchases of natural gas, crude oil and other raw materials and sales of its products. LyondellBasell AF selectively uses commodity swap, option, and futures contracts with various terms to manage the volatility related to these risks. Such contracts are generally limited to durations of one year or less. Cash-flow hedge accounting is normally elected for these derivative transactions; however, in some cases, when the duration of a derivative is short, hedge accounting is not elected. When hedge accounting is not elected, the changes in fair value of these instruments are recorded in earnings. When hedge accounting is elected, gains and losses on these instruments are deferred in accumulated other comprehensive income (“AOCI”), to the extent that the hedge remains effective, until the underlying transaction is recognized in earnings.

LyondellBasell AF entered into futures contracts in 2009 and 2008, with respect to sales of gasoline and heating oil. These futures transactions were not designated as hedges, and the changes in the fair value of the futures contracts were recognized in earnings. LyondellBasell AF also settled futures positions for gasoline of 853 million gallons and 855 million gallons, respectively, in 2009 and 2008, resulting in a net gain of $26 million and a net loss of $1 million, respectively. LyondellBasell AF settled futures positions for heating oil of 484 million gallons and 257 million gallons, respectively, in 2009 and 2008, resulting in net gains of $9 million and $5 million, respectively. In addition, LyondellBasell AF settled futures positions for crude oil of 3 million barrels in 2009, resulting in net gains of $3 million. At December 31, 2009, futures contracts for 19 million gallons of gasoline and heating oil in the notional amount of $38 million, maturing in February 2010, were outstanding. At December 31, 2008, futures contracts for 24 million gallons of gasoline and heating oil in the notional amount of $61 million, maturing in February and March 2009, were outstanding. The fair values, based on quoted market prices, resulted in a net payable of $2 million at December 31, 2009 and a net receivable of $4 million at December 31, 2008.

LyondellBasell AF’s earnings for 2009 included a $50 million gain, previously deferred in AOCI in connection with the termination of swaps for 2.8 million barrels of distillates. During 2008, LyondellBasell AF entered into commodity swaps with respect to purchases of crude oil and sales of distillates, which were to mature in the period from October 2008 through April 2009. These swaps were designated as cash flow hedges. Accordingly, changes in the fair value of these commodity swaps were deferred in AOCI until the underlying transaction occurred. During 2008, LyondellBasell AF settled commodity swap positions of 9 million barrels, which resulted in a net gain of $62 million. At December 31, 2009, there were no swaps outstanding.

Foreign Currency Rates — LyondellBasell AF enters into transactions denominated in other than the functional currency and is, therefore, exposed to foreign currency risk on receivables and payables. LyondellBasell AF maintains risk management control systems intended to monitor foreign currency risk attributable to both the outstanding foreign currency balances and future commitments. The risk management control systems involve the centralization of foreign currency exposure management, the offsetting of exposures and the estimating of expected impacts of changes in foreign currency rates on LyondellBasell AF’s earnings. LyondellBasell AF entered into foreign currency forward contracts to reduce the effects of its net currency exchange exposures.

For forward contracts that economically hedge recognized monetary assets and liabilities in foreign currencies, no hedge accounting is applied. Changes in the fair value of foreign currency forward contracts are reported in the Consolidated Statements of Operations and offset the currency exchange results recognized on the assets and liabilities.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	Financial Instruments and Derivatives — (Continued)

For the periods ended December 31, 2008, and 2007, other income, net, in the Consolidated Statements of Operations reflected $20 million and $3 million, respectively, of net gains. Since January 6, 2009 when certain subsidiaries of LyondellBasell AF filed voluntary petitions for reorganization under chapter 11 of the U.S. Bankruptcy Code, LyondellBasell AF and its subsidiaries have not been able to enter into new foreign currency forward contracts to reduce the effects of their net currency exchange exposures. All foreign currency forward contracts outstanding at the time of filing have since expired and been settled.

Certain LyondellBasell AF subsidiaries have entered into license agreements denominated in U.S. dollars whereas the functional currency of the subsidiaries entering into these transactions is the euro. Accordingly, these subsidiaries have recognized embedded derivatives, which are accounted for separately from the host license agreements. These embedded derivatives are treated as foreign exchange forward contracts and recognized at fair value. The changes in the fair values are recognized in the income statement as the contracts are not designated as hedges. LyondellBasell AF recognized a $15 million loss in “Other income” related to these embedded derivatives during 2009 with the offset recorded as a payable that was outstanding at December 31, 2009.

LyondellBasell AF has designated the $300 million of outstanding 8.1% Guaranteed Notes due 2027, $250 million of the outstanding 8.375% Senior Notes due 2015 and the $500 million Dutch Tranche Term A loan due 2013 as net investment hedges of part of its investment in subsidiaries and equity investments denominated in U.S. dollar or U.S. dollar related functional currencies. The changes in the euro value of the debt, to the extent that they are designated as a hedge, are recorded in “Accumulated other comprehensive income.” As a result of devaluation in the hedged investment, the $500 million Dutch Tranche Term A loan due 2103 net investment hedge was de-designated during the first quarter of 2009. Subsequently all related foreign exchange translation differences were recorded in earnings. During the three years ended December 31, 2009, LyondellBasell AF recognized a gain of $17 million in 2009, a loss of $43 million in 2008 and a gain of $55 million in 2007 in accumulated other comprehensive income.

LyondellBasell AF entered into a cross-currency interest rate swap for a principal amount of $365 million in conjunction with the issuance of the $615 million Senior Notes due 2015. The swap involved the payment of fixed interest and, upon maturity, principal amounts in euro in exchange for corresponding receipts in U.S. dollars. This swap was designated as a cash-flow hedge. Accordingly, in 2008, a $22 million loss was reclassified from AOCI to “Other income, net” in the Consolidated Statements of Operations related to the changes in fair value.

In January 2009, LyondellBasell AF received notice of termination for this cross-currency interest rate swap agreement after certain of its subsidiaries filed voluntary petitions for reorganization under chapter 11 of the U.S. Bankruptcy Code (see Note 3). LyondellBasell AF recognized a $15 million loss in “Other income” in 2009 related to the termination of these swaps.

Foreign Currency Gain (Loss) — For the periods ended December 31, 2009, 2008 and 2007, other income, net, in the Consolidated Statements of Operations reflected gains of $123 million, $20 million and $3 million, respectively, related to changes in currency exchange rates.

Interest Rates — During 2008, LyondellBasell AF entered into interest rate swap agreements, maturing in 2013, in the notional amount of $2,350 million. These interest rate swaps were designated as cash-flow hedges of the interest cash flows for the period between April 2009 and June 2013 and effectively convert a portion of LyondellBasell AF’s variable rate, long-term debt to fixed rate debt for the period of the hedge. The variable portion of the interest rate would have converted to a fixed rate ranging from 3.6% to 4.6%.

In January 2009, LyondellBasell AF received notice of termination for these interest rate swap agreements after certain of its subsidiaries filed voluntary petitions for protection under chapter 11 of the U.S. Bankruptcy

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	Financial Instruments and Derivatives — (Continued)

Code (see Note 3). At December 31, 2009 and 2008, the fair value of these interest rate swap agreements resulted in payables of $201 million and $196 million, respectively, which were classified as “Liabilities subject to compromise” and “Accrued liabilities,” respectively.

As of December 31, 2007, LyondellBasell AF had an outstanding interest rate swap as part of the Structured Finance Transaction (see Note 16) in the notional amount of €1,000 million ($1,471 million) converting a fixed-rate deposit to a floating rate to match the floating-rate borrowing of an equivalent amount. The interest rate swap was accounted for as a hedge and was terminated in September 2008. The interest rate swap was settled in October 2008, resulting in non-cash charges related to interest of $55 million (see Note 16).

Stock Option Plans — LyondellBasell AF had outstanding total return swaps on shares of Royal Dutch Shell plc and BASF AG, which economically hedges obligations stemming from the stock option and share appreciation rights plans. The initial agreement for the total return swaps matured in October 2008 and was renewed for an additional three-year period. LyondellBasell AF received amounts equal to the dividends paid on the underlying shares. At maturity of the swap, LyondellBasell AF would have paid or received the difference between the price of the underlying shares at the settlement date and the price at the inception of the swap, adjusted for the payment of financing costs. Under the total return swaps, LyondellBasell AF retained an economic interest in the underlying shares without owning these shares. The total return swaps were valued at fair value with any gains or losses included in the Consolidated Statements of Operations. In January 2009, LyondellBasell AF received notice of termination of the total return swaps after certain of its subsidiaries filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code (see Note 3). LyondellBasell AF recognized a $7 million loss in 2009 related to the termination of the swap.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	Financial Instruments and Derivatives — (Continued)

The following table summarizes financial instruments outstanding as of December 31, 2009 that are measured at fair value on a recurring basis and the bases used to determine their fair value in the consolidated balance sheets.

			Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
			Identical	Observable	Unobservable
	Notional		Assets	Inputs	Inputs
Millions of dollars	Amount	Total	(Level 1)	(Level 2)	(Level 3)

2009
Liabilities at fair value:
Derivatives:
Gasoline, heating oil and crude oil	$38	$2	$—	$2	$—
Foreign currency	234	20	—	20	—

	$272	$22	$—	$22	$—

2008
Assets at fair value:
Derivatives:
Gasoline, heating oil and crude oil	$61	$4	$—	$4	$—

Liabilities at fair value:
Derivatives:
Interest rate swaps	$2,350	$196	$—	$196	$—
Cross currency swaps	365	30	—	30	—
Foreign currency	234	7	—	7	—
Total return swaps	44	5	5	—	—

	$2,993	$238	$5	$233	$—

The following table provides the fair value of derivative instruments and their balance sheet classification at December 31, 2009:

		December 31,
Millions of dollars	Balance Sheet Classification	2009

Fair Value of Derivative Instruments Liability Derivatives
Not designated as hedges:
Foreign currency	Accrued liabilities	$20
Commodities	Accrued liabilities	2

Total derivatives		$22

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	Financial Instruments and Derivatives — (Continued)

The following table summarizes the pretax effect of derivative and non-derivative instruments, effective and terminated, included in Accumulated Other Comprehensive Income (“AOCI”), reclassified from AOCI to income and charged directly to income for the year ended December 31, 2009:

	Effect of Financial Instruments for the Year Ended
	December 31, 2009
		Gain (Loss)	Additional
	Gain (Loss)	Reclassified	Gain (Loss)
	Recognized	from AOCI	Recognized	Income Statement
Millions of dollars	in AOCI	to Income	in Income	Classification

Derivatives designated as cash-flow hedges:
Commodities	$—	$50	$—	Cost of sales
Cross-currency interest rate	23	23	—	Other income
Interest rate	(5)	(31)	—	Interest expense

	18	42	—

Derivatives not designated as hedges:
Commodities	—	—	36	Cost of sales
Foreign currency	—	—	(15)	Other income
Stock option plans	—	—	(3)	Other income

	—	—	18

Total derivatives	$18	$42	$18

Non-derivatives designated as hedges of foreign currency:
Net foreign investment —
8.1% Guaranteed Notes due 2027	$9	$—	$—
8.375% Senior Notes due 2015	8	—	—

Total non-derivatives	$17	$—	$—

The amounts included in AOCI represent the effective portion of the hedge. The ineffective portion of hedges is recognized in income and is not material. Foreign currency derivatives not designated as hedges are offset by foreign exchange gains of $146 million resulting from the underlying exposures of foreign currency denominated assets and liabilities. The net pre-tax amount to be reclassified from AOCI to income within the next 12 months is a $49 million loss for interest rate swaps.

The carrying value and the estimated fair value of LyondellBasell’s non-derivative financial instruments as of December 31, 2009 and 2008 are shown in the table below:

	2009		2008
	Carrying	Fair	Carrying	Fair
Millions of dollars	Value	Value	Value	Value

Short and long-term debt, including current maturities	$25,354	$13,986	$23,969	$8,973

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	Financial Instruments and Derivatives — (Continued)

The following table summarizes the bases used to measure certain liabilities at fair value on a recurring basis, which are recorded at historical cost or amortized cost, in the consolidated balance sheet:

		Fair Value Measurement
			Quoted Prices	Significant
	Carrying		in Active	Other	Significant
	Value	Fair Value	Markets for	Observable	Unobservable
	December 31,	December 31,	Identical Assets	Inputs	Inputs
Millions of dollars	2009	2009	(Level 1)	(Level 2)	(Level 3)

Short and long-term debt, including current maturities	$25,354	$13,986	$—	$13,204	$782
Accounts payable, including related parties	2,730	2,405	—	277	2,128
Other short-term accruals	1,717	1,309	—	69	1,240

Total	$29,801	$17,700	$—	$13,550	$4,150

The fair value of all nonderivative financial instruments included in current assets, including cash and cash equivalents, and accounts receivable, approximated carrying value due to the short maturity of those instruments.

The following table is a reconciliation of the beginning and ending balances of Level 3 inputs:

	Fair Value Measurement Using Significant Unobservable
	Inputs (Level 3)
		Short and
		Long-Term	Accounts
		Debt, Including	Payable,
		Current	Including	Other Short-
Millions of dollars	Total	Maturities	Related Parties	Term Accruals

Balance at December 31, 2008	$5,392	$3,176	$1,628	$588
Purchases, sales, issuances, and settlements (net)	372	293	99	(20)
Transfers in and/or out of Level 3	(1,614)	(2,687)	401	672

Balance at December 31, 2009	$4,150	$782	$2,128	$1,240

For liabilities classified as Level 2, fair value is based on the price a market participant would pay for the security, adjusted for the terms specific to that asset and liability. For debt valuations broker quotes were obtained from well established and recognized vendors of market data. Quotes were then adjusted downwards, if applicable, to represent the mechanics of payment set forth in LyondellBasell AF’s second amended plan of reorganization. As such, the inputs for liabilities classified as Level 3 reflect LyondellBasell AF’s assessment of the assumptions that a market participant would use in determining the price of the asset or liability, including the liquidity risk of LyondellBasell AF at December 31, 2009.

23.	Pension and Other Postretirement Benefits

LyondellBasell AF has defined benefit pension plans which cover employees in various countries, primarily Germany, the U.S., the United Kingdom and Canada. LyondellBasell AF also sponsors postretirement benefit plans other than pensions for U.S. and Canadian employees, which provide medical benefits to those employees. In Italy and Germany, LyondellBasell AF provides other post employment benefits such as early retirement and deferred compensation severance benefits. LyondellBasell AF uses a measurement date of December 31 for all of its benefit plans.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	Pension and Other Postretirement Benefits — (Continued)

Employees in the U.S. are eligible to participate in defined contribution plans (Employee Savings Plans) by contributing a portion of their compensation. LyondellBasell AF matches a part of the employees’ contributions. With LyondellBasell AF’s filing of voluntary petitions for reorganization under chapter 11 of the U.S. Bankruptcy Code, these matching contributions were suspended.

Pensions  — Substantially all of LyondellBasell AF’s employees in Germany are covered under several defined benefit pension plans, which provide for benefits based on years of service and average rates of pay. Up to a certain salary level, the benefit obligations regarding the majority of the German employees are covered by contributions of LyondellBasell AF and the employees to the Pensionskasse der BASF VVaG. In 2009 LyondellBasell AF contributions into this plan were $27 million. In addition, LyondellBasell AF offers an unfunded supplementary plan for employees earning in excess of the local social security limits. For certain employees LyondellBasell AF offers an unfunded pension plan.

Until February 2007, substantially all of LyondellBasell AF’s Basell employees in the U.S. and Canada were covered under non-contributory defined benefit pension plans, which provide for benefits based on years of service and average rates of pay. LyondellBasell AF’s funding policy was to contribute annually not less than the amounts set forth in employee benefit and tax laws.

In February 2007, Basell communicated its decision to align then-existing pension and other post-retirement benefit plans of Basell USA Inc. and Basell Canada Inc. with prevailing terms and conditions commonly adopted in the relevant market place. The announced changes affected all then-existing plans and reduced future costs of North American defined benefit plans. At the same time certain conditions under existing or new defined contribution plans were expanded.

The most significant changes were:

•	No additional benefits could be earned under existing defined benefit retirement plans after December 31, 2007.

•	Existing defined contribution retirement plans were transferred to new defined contribution plans as of January 1, 2008 and substantially all U.S. employees were automatically enrolled in these plans. Under these new plans Basell’s contribution was increased.

•	Benefits provided under existing defined benefit post-retirement health care plans for both active employees and retirees were capped and higher deductibles were effective beginning January 1, 2008 (July 1, 2007 in Canada).

These changes in the employee benefit plans, which did not affect Lyondell Chemical benefit plans, had a significant effect on LyondellBasell AF’s consolidated financial statements in 2007, including a $43 million curtailment gain in North America, and will continue to affect future years.

In 2008, LyondellBasell AF announced that it would amend the existing U.S. defined benefit final pay plans of Lyondell Chemical and Equistar Chemicals, LP effective January 1, 2009. Under this change, which was approved by management in July 2008, retirement benefits for affected employees are based on a cash balance formula. As a result of the amendment, the affected plans were remeasured as of September 30, 2008, resulting in a reduction of the projected benefit obligation of $113 million due to the plan amendment and $77 million due to an increase in the discount rate. The declining market values resulted in a decrease of $154 million in plan assets at September 30, 2008. The discount rate used to determine the projected benefit obligation at September 30, 2008 was 7.5%, compared to 6.25% used at December 31, 2007. The net increase in the funded status of the plans, which is reflected as a credit in Accumulated Other Comprehensive Income, was recognized as a reduction in net periodic pension costs beginning in the fourth quarter of 2008.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	Pension and Other Postretirement Benefits — (Continued)

The assumptions used in the re-measurement of the affected benefit plans were as follows at September 30, 2008 and December 31, 2007, respectively:

	2008	2007

Discount rate	7.50%	6.25%
Expected return on plan assets	8.00%	8.00%
Rate of compensation increase	4.50%	4.50%

The decrease in the fair value of the amended plans’ assets and the increase in the discount rate reflected the significant turmoil in financial markets since December 31, 2007 that included declines in asset values and increases in corporate bond yields. The actual return on plan assets in 2008 was a negative 24%. For 2009 the actual return on plan assets was 23%.

The U.S. bankruptcy court approved the termination of the U.S. Supplemental Executive Retirement Plans as of January 6, 2009. The termination of these plans resulted in a gain of $4 million. Due to the bankruptcy no benefits were paid as a result of the plan termination. The beneficiaries of these plans have outstanding claims of $40 million filed with the bankruptcy court. The liability balance for these claims continues to be reported in the benefit obligation at December 31, 2009.

In 2009, the settlement gain of $11 million in the U.S. plans reflected payments of lump sum benefits in the Pension Plan for Eligible Hourly Represented Employees of Equistar Chemicals, LP and the Houston Refining LP Retirement Plan for Represented Employees. In 2008, lump sum payments due to change of control were made from the Supplemental Executive Retirement Plans and resulted in a settlement charge of $7 million.

The accounting for a reduction in expected years of future service due to the headcount reduction program resulted in an $5 million curtailment charge in 2009 related to the U.S. plans: LyondellBasell Retirement Plan, Equistar Chemicals, LP Retirement Plan, and Basell Retirement Income Plan.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	Pension and Other Postretirement Benefits — (Continued)

The following table provides a reconciliation of projected benefit obligations, plan assets and the funded status of LyondellBasell’s U.S. and non-U.S. defined benefit pension plans:

	2009		2008
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.

Change in benefit obligation:
Benefit obligation, January 1	$1,595	$960	$1,732	$576
Acquisition through business combinations	—	—	—	411
Service cost	50	28	50	30
Interest cost	90	53	105	50
Actuarial loss (gain)	113	37	27	(20)
Plan amendments	(10)	—	(146)	—
Benefits paid	(60)	(44)	(150)	(36)
Settlement	(39)	(6)	(23)	—
Curtailment	8	—	—	—
Foreign exchange effects	—	3	—	(47)
Other	—	—	—	(4)

Benefit obligation, December 31	1,747	1,031	1,595	960

Change in plan assets:
Fair value of plan assets, January 1	1,036	457	1,650	272
Acquisition through business combinations	—	—	—	253
Actual return on plan assets	215	31	(467)	(61)
Company contributions	—	52	27	53
Benefits paid	(60)	(44)	(150)	(36)
Participant contributions	—	3
Foreign exchange effects	—	(7)	—	(28)
Settlement	(39)	(6)	(23)	—
Other	—	—	(1)	4

Fair value of plan assets, December 31	1,152	486	1,036	457

Funded status of continuing operations, December 31	$(595)	$(545)	$(559)	$(503)

	2009		2008
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.

Amounts recognized in the Consolidated Balance Sheets consist of:
Prepaid benefit cost	$17	$2	$13	$9
Accrued benefit liability, current	—	(1)	(5)	(14)
Accrued benefit liability, long-term	(612)	(546)	(567)	(498)

Funded status, December 31	$(595)	$(545)	$(559)	$(503)

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	Pension and Other Postretirement Benefits — (Continued)

	2009		2008
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.

Amounts recognized in Accumulated Other Comprehensive Income:
Actuarial and investment loss (gain)	$521	$60	$568	$44
Prior service cost (credit)	(124)	—	(143)	3

Balance at December 31	$397	$60	$425	$47

The following additional information is presented for U.S. and non-U.S. pension plans of LyondellBasell:

	2009		2008
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.

Accumulated benefit obligation for defined benefit plans, December 31	$1,720	$1,002	$1,543	$928

Pension plans with projected benefit obligations in excess of the fair value of assets are summarized as follows at December 31:

	2009		2008
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.

Projected benefit obligations	$1,731	$757	$1,580	$713
Fair value of assets	1,119	210	1,008	203

Pension plans with accumulated benefit obligations in excess of the fair value of assets are summarized as follows at December 31:

	2009		2008
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.

Accumulated benefit obligations	$1,704	$734	$1,543	$638
Fair value of assets	1,119	210	1,008	143

The following table provides the components of net periodic pension costs:

	2009		2008		2007
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.

Net Periodic Pension Cost:
Service cost	$50	$28	$50	$30	$10	$17
Interest cost	90	53	105	50	19	23
Actual return on plan assets	(215)	(31)	467	61	(22)	(11)
Less — return in excess of (less than) expected return	125	3	(593)	(96)	—	(2)

Expected return on plan assets	(90)	(28)	(126)	(35)	(22)	(13)
Settlement and curtailment loss (gain)	2	(2)	1	(1)	(31)	(12)
Prior service cost (benefit) amortization	(14)	8	(3)	2	—	2
Actuarial and investment loss amortization	27	(3)	—	(1)	(1)	6

Net periodic benefit cost (benefit)	$65	$56	$27	$45	$(25)	$23

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	Pension and Other Postretirement Benefits — (Continued)

Management’s goal is to manage pension investments over the longer term to achieve optimal returns with an acceptable level of risk and volatility. The assets are externally managed by professional investment firms and performance is evaluated continuously against specific benchmarks.

LyondellBasell AF’s targeted asset allocation, during the period and target allocation for its plans are as follows:

	2009		2008
	Actual	Target	Actual	Target

Canada
Equity securities	62%	60%	58%	60%
Fixed income	38%	40%	42%	40%
United Kingdom — Lyondell Chemical Plans
Equity securities	51%	50%	41%	50%
Fixed income	49%	50%	59%	50%
United Kingdom — Basell Plans
Equity securities	97%	60%	60%	60%
Fixed income	3%	40%	40%	40%
United States
Equity securities	64%	65%	64%	65%
Fixed income	29%	30%	30%	30%
Real Estate	3%	5%	6%	5%
Other	4%	—%	—%	—%
Netherlands — Lyondell Chemical Plans
Equity securities	15%	50%	23%	50%
Fixed income	85%	50%	77%	50%
Netherlands — Basell Plans
Equity securities	19%	17.5%	24%	17.5%
Fixed income	81%	82.5%	76%	82.5%

LyondellBasell AF estimates the following contributions to its pension plans in 2010:

Millions of dollars	U.S.	Non-U.S.

Defined benefit plans	$56	$33
Multi-employer plans	—	7

Total	$56	$40

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	Pension and Other Postretirement Benefits — (Continued)

As of December 31, 2009, future expected benefit payments by LyondellBasell AF’s pension plans which reflect expected future service, as appropriate, were as follows:

Millions of dollars	U.S.	Non-U.S.

2010	$182	$30
2011	120	31
2012	127	32
2013	125	84
2014	132	33
2015 through 2019	740	183

The following table sets forth the principal assumptions on discount rates, projected rates of compensation increase and expected rates of return on plan assets, where applicable. These assumptions vary for the different plans, as they are determined in consideration of the local conditions.

The assumptions used in determining the net benefit liabilities for LyondellBasell AF’s pension plans were as follows at December 31:

	2009		2008
	U.S.	Non-U.S.	U.S.	Non-U.S.

Weighted-average assumptions as of December 31:
Discount rate	5.75%	5.51%	6.00%	5.73%
Rate of compensation increase	4.00%	3.12%	4.45%	3.25%

The assumptions used in determining net benefit costs for LyondellBasell AF’s pension plans were as follows for the year ended December 31:

	2009		2008		2007
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.

Weighted-average assumptions for the year:
Discount rate	6.00%	5.73%	6.33%	5.30%	5.77%	4.54%
Expected return on plan assets	8.00%	5.78%	8.08%	6.35%	8.07%	6.35%
Rate of compensation increase	4.45%	3.25%	4.50%	3.11%	4.44%	3.11%

The discount rate assumptions reflect the rates at which the benefit obligations could be effectively settled, based on published long-term bond indices where the term closely matches the term of the benefit obligations. The expected rate of return on assets was estimated based on the plans’ asset allocation, a review of historical capital market performance, historical plan performance and a forecast of expected future asset returns. LyondellBasell AF reviews these long-term assumptions on a periodic basis.

LyondellBasell AF’s pension plans have not invested in securities of LyondellBasell AF, and there have been no significant transactions between any of the pension plans and LyondellBasell AF or related parties thereof.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	Pension and Other Postretirement Benefits — (Continued)

The pension investments that are measured at fair value as of December 31, 2009 are summarized below:

	U.S. Pension
	Basis of Fair Value Measurement
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance at	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Millions of dollars	2009	(Level 1)	(Level 2)	(Level 3)

U.S.
Common stocks	$737	$737	$—	$—
Fixed income securities	339	41	298	—
Short term investments	18	18	—	—
Real estate	36	—	—	36
Convertible investments	2	—	2	—
John Hancock GACs	5	—	—	5
Metropolitan Life Insurance GAC	15	—	—	15

Total U.S. Pension Assets	$1,152	$796	$300	$56

	Non-U.S. Pension
	Basis of Fair Value Measurement
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance at	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Millions of dollars	2009	(Level 1)	(Level 2)	(Level 3)

Non-U.S.
Common stocks	$195	$195	$—	$—
Fixed income securities	291	—	291	—

Total Non-U.S. Pension Assets	$486	$195	$291	$—

The following table sets forth a summary of changes in the fair value of the level 3 plan assets for the year ended December 31, 2009:

	U.S. Pension
	Level 3 Assets
			John
	Real	Metropolitan	Hancock
Millions of dollars	Estate	Life GAC	GACs	Total

Balance, beginning of year	$54	$18	$4	$76
Realized gain	2	2	—	4
Unrealized (loss) gain relating to instruments still held at the reporting date	(26)	(5)	1	(30)
Purchases, sales, issuances, and settlements (net)	6	—	—	6

Balances, end of year	$36	$15	$5	$56

Other Postretirement Benefits — LyondellBasell AF sponsors unfunded defined benefit health care and life insurance plans covering certain eligible retired employees and their spouses. Generally, the medical plans pay

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	Pension and Other Postretirement Benefits — (Continued)

a stated percentage of medical expenses reduced by deductibles and other coverage. Life insurance benefits are generally provided by insurance contracts. LyondellBasell AF retains the right, subject to existing agreements, to modify or eliminate these benefits.

The following table provides a reconciliation of benefit obligations of LyondellBasell AF’s unfunded other postretirement benefit plans:

	2009		2008
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.

Change in benefit obligation:
Benefit obligation, January 1	$328	$44	$321	$40
Acquisition through business combinations	—	—	—	4
Service cost	5	—	6	—
Interest cost	18	2	20	2
Plan amendments	(23)	—	(19)	—
Actuarial loss (gain)	—	4	22	(1)
Benefits paid	(27)	(4)	(27)	(3)
Participant contributions	7	—
Foreign exchange effects	—	(1)	5	2

Benefit obligation, December 31	308	45	328	44

Change in plan assets:
Fair value of plan assets, January 1	—	—	—	—
Employer contributions	20	4	22	3
Participant contributions	7	—	5	—
Benefits paid	(27)	(4)	(27)	(3)

Fair value of plan assets, December 31	—	—	—	—

Funded status, December 31	$(308)	$(45)	$(328)	$(44)

	2009		2008
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.

Amounts recognized in the Consolidated Balance Sheets consist of:
Accrued benefit liability, current	$(21)	$(2)	$(23)	$(3)
Accrued benefit liability, long-term	(287)	(43)	(305)	(41)

Funded status, December 31	$(308)	$(45)	$(328)	$(44)

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	Pension and Other Postretirement Benefits — (Continued)

	2009		2008
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.

Amounts recognized in Accumulated Other Comprehensive Income:
Actuarial and investment loss (gain)	$4	$(1)	$2	$(6)
Prior service cost	(76)	—	(59)	(1)

Balance at December 31,	$(72)	$(1)	$(57)	$(7)

The following table provides the components of net periodic other postretirement benefit costs:

	2009		2008		2007
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.

Net Periodic Other Postretirement Benefit Costs:
Service cost	$5	$—	$6	$—	$2	$—
Interest cost	18	2	19	2	4	2
Prior service cost (benefit) amortization	(7)	—	(5)	(1)	(4)	(1)
Actuarial amortization gain	(1)	—	(2)	—	(1)	(1)
Curtailment gain	—	—	—	—	—	(5)

Net periodic benefit cost	$15	$2	$18	$1	$1	$(5)

The curtailment gain of $5 million in 2007 reflected termination of a benefit plan in Italy.

For the U.S. plans, the assumed annual rate of increase in the per capita cost of covered health care benefits as of December 31, 2009 was 8.0% for 2010 decreasing 0.5% per year to 5.0% in 2016 and thereafter. At December 31, 2008, similar cost escalation assumptions were used. At December 31, 2009, the assumed annual rate of increase was 8.5%. For the Canadian plans, the assumed annual rate of increase in the per capita cost of covered health care benefits as of December 31, 2009 was 8.5% for 2010 decreasing 0.5% per year to 5% in 2017 and thereafter. At December 31, 2009, the assumed annual rate of increase was 8.0%. The health care cost trend rate assumption does not have a significant effect on the amounts reported due to limits on maximum contribution levels to the medical plans. To illustrate, increasing or decreasing the assumed health care cost trend rates by one percentage point in each year would change the accumulated other postretirement benefit liability as of December 31, 2009 by less than $1 million and would not have a material effect on the aggregate service and interest cost components of the net periodic other postretirement benefit cost for the year then ended.

The assumptions used in determining the net benefit liabilities and net benefit costs for LyondellBasell AF’s other postretirement benefit plans are the same as those used for the pension plans.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	Pension and Other Postretirement Benefits — (Continued)

As of December 31, 2009, future expected benefit payments by LyondellBasell AF’s other postretirement benefit plan, which reflect expected future service, as appropriate, were as follows:

Millions of dollars	U.S.	Non-U.S.

2010	$21	$3
2011	22	2
2012	22	2
2013	23	3
2014	24	2
2015 through 2019	124	13

Accumulated Other Comprehensive Income — The following pre-tax amounts were recognized in accumulated other comprehensive income as of and for the year ended December 31, 2009:

	Pension Benefits		Other Benefits
	Actuarial	Prior Service	Actuarial	Prior Service
Millions of dollars	(Gain) Loss	Cost (Credit)	(Gain) Loss	Cost (Credit)

December 31, 2007	$(78)	$6	$(23)	$(48)
Arising during the period	692	(146)	21	(19)
Amortization included in net periodic benefit cost	1	1	2	6
Gain due to settlements	(7)	—	—	—
Exchange rate effects	4	(1)	(4)	1

December 31, 2008	612	(140)	(4)	(60)
Arising during the period	6	(3)	7	(1)
Amortization included in net periodic benefit cost	(7)	(7)	2	8
(Gain) loss due to settlements and curtailments	(30)	26	(2)	—
Gain due to plan amendments	—	—	—	(23)

December 31, 2009	$581	$(124)	$3	$(76)

The related deferred income taxes amount to $118 million and $133 million as of December 31, 2009 and 2008, respectively.

Amounts included in accumulated other comprehensive income at December 31, 2009 expected to be recognized as components of net periodic benefit cost in 2010 are as follows:

	Pension	Other
Millions of dollars	Benefit Cost	Benefit Cost

Net actuarial loss (gain)	$27	$(1)
Prior service credit	(14)	(8)

Pension Claim — Two legacy Basell subsidiaries, Basell UK Ltd and Basell Polyolefins UK Ltd were subject to a claim totaling £40.8 million ($70.4 million) related to exit fees charged by two UK pension funds of a former shareholder. The claims were made following the termination of the membership of these two subsidiaries in these funds in connection with the 2005 acquisition of Basell by Access Industries. These claims were net settled with the two pension funds for £17 million ($32.1 million) on August 20, 2008. LyondellBasell AF subsequently initiated arbitration proceedings against its former shareholder for

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	Pension and Other Postretirement Benefits — (Continued)

indemnification of the net settlement amount. These proceedings were settled in October 2009 for £9.5 million ($15.7 million), which amount was recognized in the 2009 Consolidated Statement of Income.

LyondellBasell AF also maintains voluntary defined contribution savings plans for eligible employees. Contributions to these plans were $8 million in 2009, $31 million in 2008, and $32 million in 2007.

24.	Income Taxes

The significant components of the provision for income taxes are as follows:

	For the Year Ended
	December 31,
Millions of dollars	2009	2008	2007

Current:
U.S. federal	$(142)	$(79)	$1
Non-U.S.	114	17	354
State	16	16	—

Total current	(12)	(46)	355

Deferred:
U.S. federal	(1,310)	(948)	3
Non-U.S.	(66)	178	(71)
State	(23)	(32)	(8)

Total deferred	(1,399)	(802)	(76)

Provision for income taxes before tax effects of other comprehensive income	(1,411)	(848)	279
Tax effects of elements of other comprehensive income:
Pension and postretirement liabilities	(15)	(127)	33
Financial derivatives	(27)	(68)	—
Foreign currency translation	(6)	(12)	24

Total income tax expense in comprehensive income	$(1,459)	$(1,055)	$336

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	Income Taxes — (Continued)

The deferred tax effects of tax losses carried forward and the tax effects of temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, reduced by a valuation allowance where appropriate, are presented below:

Millions of dollars	2009	2008

Deferred tax liabilities:
Accelerated tax depreciation	$3,251	$3,585
Investments in joint venture partnerships	482	474
Accrued interest	341	—
Other intangible assets	142	154
Inventory	238	240
Deferred charges and revenues	307	498
Deferred income	—	58
Other	17	178

Total deferred tax liabilities	4,778	5,187

Deferred tax assets:
Net operating loss carryforwards	1,031	983
Employee benefit plans	543	536
Deferred interest carryforwards	638	—
AMT credits	214	175
Goodwill	44	54
State and foreign income taxes, net of federal tax benefit	107	100
Deferred charges and revenues	19	114
Environmental reserves	549	59
Other	167	323

Total deferred tax assets	3,312	2,344
Deferred tax asset valuation allowances	(666)	(625)

Net deferred tax assets	2,646	1,719

Net deferred tax liabilities	$2,132	$3,468

Balance sheet classifications:
Deferred tax assets — current	$4	$9
Deferred tax assets — long-term	115	—
Deferred income liability — current	170	236
Deferred income liability — long term	2,081	3,241

Net deferred tax liabilities	$2,132	$3,468

At December 31, 2009 and 2008, LyondellBasell AF had total tax losses carried forward in the amount of $3,262 million and $3,144 million, respectively, for which a deferred tax asset was recognized at December 31, 2009 and 2008 of $1,031 million and $983 million, respectively. A valuation allowance of $665 million and $625 million was established for these tax losses and other deferred tax assets as of December 31, 2009 and 2008, respectively.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	Income Taxes — (Continued)

Certain income tax returns of LyondellBasell AF and various of its subsidiaries are under examination by U.S. and non-U.S. tax authorities. In many cases, these audits may result in proposed assessments by the tax authorities. LyondellBasell AF believes that its tax positions comply with applicable tax law and intends to defend its positions through appropriate administrative and judicial processes.

Tax benefits totaling $68 million, $49 million and $34 million relating to uncertain tax positions were unrecognized as of December 31, 2009 and 2008, respectively. The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31:

Millions of dollars	2009	2008	2007

Balance at January 1	$49	$34	$22
Acquisition of Lyondell Chemical	—	—	15
Additions for tax positions of current year	1	—	1
Additions for tax positions of prior years	30	42	—
Reductions for tax positions of prior years	(7)	(25)	(6)
Cash Settlements	(5)	(3)	—
Effects of currency exchange rates	—	1	2

Balance at December 31	$68	$49	$34

The 2009, 2008 and 2007 balances, if recognized subsequent to 2009, will affect the effective tax rate. LyondellBasell AF is no longer subject to any significant income tax examination by tax authorities for years prior to 2007 in The Netherlands, 2005 in the U.S. and Italy, and 2003 in Germany, its principal tax jurisdictions, and for years prior to 2001 in various other jurisdictions. LyondellBasell AF expects to settle a significant percentage of the total amount of unrecognized tax benefits within the next twelve months due to the expected resolution of a German income tax audit.

LyondellBasell AF recognizes interest expense and penalties related to uncertain income tax positions in operating expenses. As of December 31, 2009 and 2008, LyondellBasell AF’s accrued liability for interest expense was $9 million and $10 million, respectively. During the years ended December 31, 2009 and 2008, LyondellBasell AF accrued interest expense of $2 million and $3 million, respectively, and in 2008 reversed accruals of $4 million related to prior years as a reduction in goodwill. During the years ended December 31, 2009 and 2008, $3 million and $7 million of interest was paid in connection with various settlements.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	Income Taxes — (Continued)

The expiration of the tax losses carried forward and the related deferred tax asset, before valuation allowance, as of December 31, 2009 was as follows:

		Gross
		Deferred Tax
	Tax Loss Carry	on Loss Carry
Millions of dollars,	Forwards	Forwards

Year
2010	$—	$—
2011	196	51
2012	—	—
2013	153	39
2014	109	29
Thereafter	1,878	596
Indefinite	926	316

	$3,262	$1,031

Valuation allowances are provided against certain net deferred tax assets for tax losses carried forward in The Netherlands, Canada, France, Japan, Luxembourg, Spain, Thailand and the United Kingdom.

In assessing the recoverability of the deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. In order to fully realize the deferred tax assets related to the net operating losses, LyondellBasell AF will need to generate sufficient future taxable income in the countries where these net operating losses exist during the periods in which the net operating losses can be utilized. Based upon projections of future taxable income over the periods in which the net operating losses can be utilized and/or the temporary differences can be reversed, management believes it is more likely than not that the deferred tax assets in excess of the valuation allowance of $666 million at December 31, 2009 will be realized.

In most cases, deferred taxes have not been provided for possible future distributions of earnings of subsidiaries as such dividends are not expected to be subject to further taxation upon their distribution. Deferred taxes on the unremitted earnings of certain equity joint ventures of $20 million, $29 million and $32 million at December 31, 2009, 2008 and 2007, respectively, have been provided to the extent that such earnings are subject to taxation on their future remittance.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	Income Taxes — (Continued)

The components of income (loss) before income taxes in the U.S. and other countries and reconciliation of the income tax provision to theoretical income tax computed by applying the U.S. federal tax rate are as follows:

	For the Year Ended
	December 31,
Millions of dollars	2009	2008	2007

Income (loss) before income taxes:
U.S.	$(4,352)	$(8,301)	$(104)
Non-U.S.	75	117	1,044

Total	$(4,277)	$(8,184)	$940

Theoretical income tax at U.S. statutory rate	$(1,497)	$(2,864)	$329
Increase (reduction) resulting from:
IPR&D	—	—	33
Impairment of goodwill	—	1,746	—
Non-U.S. income taxed at lower statutory rates	(1)	(59)	(117)
Changes in valuation allowances	—	200	16
Non-taxable (income) and non-deductible expenses	124	44	20
Notional royalties	(47)	—	—
Other income taxes, net of federal benefit	24	34	—
Uncertain tax position	24	33	—
Other, net	(38)	18	(2)

Income tax provision (benefit)	$(1,411)	$(848)	$279

25.	Commitments and Contingencies

Commitments  — LyondellBasell AF has various purchase commitments for materials, supplies and services incident to the ordinary conduct of business, generally for quantities required for its businesses and at prevailing market prices. These commitments are designed to assure sources of supply and are not expected to be in excess of normal requirements. At December 31, 2009, LyondellBasell AF had commitments of approximately $44 million related to rebuilding an expanded world-scale high-density polyethylene plant at its Münchsmünster, Germany site. LyondellBasell AF’s other capital expenditure commitments at December 31, 2009 were in the normal course of business.

CEO Compensation — During the second quarter 2009, the U.S. Bankruptcy Court approved an employment agreement between LyondellBasell AF and its chief executive officer (“CEO”) under which the CEO will receive certain equity awards, including restricted shares and options to purchase shares of LyondellBasell’s common stock, upon LyondellBasell AF’s emergence from bankruptcy. Accordingly, these equity awards have not been accrued as of December 31, 2009.

The restricted stock, which is also contingent upon continued employment, is valued at $25 million and vests on May 14, 2014. The stock options, which would equal 1% of the number of common stock shares expected to be outstanding at Lyondell Chemical’s emergence from bankruptcy, vest and become exercisable in five equal, annual installments beginning on May 14, 2010. Vesting is contingent upon employment through each applicable vesting date. The stock options may be exercised for a period of seven years following the

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	Commitments and Contingencies — (Continued)

grant date at a price equal to the per share value of the common stock anticipated in the plan of reorganization even if employment ends on or after the fifth anniversary of LyondellBasell AF’s emergence from bankruptcy.

Consultants’ Fees — In connection with the Bankruptcy Cases, LyondellBasell AF has retained the services of and entered into Bankruptcy Court-approved contractual agreements with various outside consultants to assist it in the bankruptcy process. The contractual agreements provide for various fee payments upon, or shortly after, emergence from the Bankruptcy Cases, the most significant of which are “success fees.” The success fees are contingent upon emergence from the Bankruptcy Cases. Accordingly, LyondellBasell AF has not currently accrued any liability with respect to these commitments, which are currently estimated at approximately $85 million.

Environmental Remediation — LyondellBasell AF’s accrued liability for future environmental remediation costs at current and former plant sites and other remediation sites, except those classified as “Liabilities subject to compromise,” totaled $89 million and $256 million as of December 31, 2009 and 2008, respectively. In 2009, the liabilities for individual sites range from less than $1 million to $20 million. The remediation expenditures are expected to occur over a number of years, and not to be concentrated in any single year. In the opinion of management, it is reasonably possible that losses in excess of the liabilities recorded may have been incurred. However, we cannot estimate any amount or range of such possible additional losses. New information about sites, new technology or future developments such as involvement in investigations by regulatory agencies or resolution by the U.S. Bankruptcy Court of LyondellBasell AF’s legal position regarding environmental liabilities, could require LyondellBasell AF to reassess its potential exposure related to environmental matters.

As a result of the Bankruptcy cases, the Debtors have discontinued funding and/or ceased performing cleanups at various third-party sites (including sites where the Debtors were subject to a Comprehensive Environmental Response, Compensation and Liability Act or similar state order to fund or perform such cleanup, such as the river and the other portions of the Kalamazoo River Superfund Site that the Debtors do not own). Several government agencies have contested the Debtors’ position and actions. The Debtors are seeking a determination from the U.S. Bankruptcy Court that any claims or fines asserted against a Debtor with respect to such sites would be pre-petition claims, the collection of which is stayed by the applicable provisions of the U.S. Bankruptcy Code and that will ultimately be discharged as a general unsecured claim under the Debtors’ plan of reorganization. Accordingly, in 2009, liabilities in the amount of $129 million related to the Kalamazoo River Superfund Site, as well as $40 million in liabilities related to certain other third-party sites, were reclassified from “Other liabilities” to “Liabilities subject to compromise.”

The following table summarizes the activity in LyondellBasell’s accrued environmental liability included in “Accrued liabilities” and “Other liabilities” for the twelve months ended December 31:

Millions of dollars	2009	2008

Balance at January 1	$256	$260
Additional provisions	8	8
Amounts paid	(7)	(28)
Reclassification to “Liabilities subject to compromise”	(169)	—
Adjustments to purchase price allocation	—	22
Foreign exchange effects	1	(2)
Other	—	(4)

Balance at December 31	$89	$256

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	Commitments and Contingencies — (Continued)

As of December 31, 2008, the liabilities for individual sites ranged from less than $1 million to $130 million. The $130 million liability related to the Kalamazoo River Superfund Site recognized by Lyondell Chemical in the acquisition of Millennium.

At the time of Lyondell Chemical’s acquisition of Millennium in 2004, a Millennium subsidiary had been identified as a Potential Responsible Party (“PRP”) with respect to the Kalamazoo River Superfund Site. The site involves cleanup of river sediments and floodplain soils contaminated with polychlorinated biphenyls, cleanup of former paper mill operations, and cleanup and closure of landfills associated with the former paper mill operations.

In 2000, the Kalamazoo River Study Group (the “KRSG”), of which the Millennium subsidiary and other PRPs are members, submitted to the State of Michigan a Draft Remedial Investigation and Draft Feasibility Study, which evaluated a number of remedial options for the river. The estimated costs for these remedial options ranged from $0 to $2.5 billion. Although the KRSG study identified a broad range of remedial options, not all of those options would represent reasonably possible outcomes. Management does not believe that any single remedy among those options represented the highest-cost reasonably possible outcome.

In 2004, Millennium recognized a liability representing the subsidiary’s interim allocation of 55% of the $73 million total of estimated cost of riverbank stabilization, recommended as the preferred remedy in 2000 by the KRSG study, and of certain other costs.

At the end of 2001, the U.S. Environmental Protection Agency (“EPA”) took lead responsibility for the river portion of the site at the request of the State of Michigan. In 2004, the EPA initiated a confidential process to facilitate discussions among the agency, the Millennium subsidiary, other PRPs, the Michigan Departments of Environmental Quality and Natural Resources, and certain federal natural resource trustees about the need for additional investigation activities and different possible approaches for addressing the contamination in and along the Kalamazoo River. As these discussions continued, Millennium obtained new information about regulatory oversight costs and other remediation costs, including a proposed remedy to be applied to a specific portion of the river, and was able to reasonably estimate anticipated costs for certain other segments of the river, based in part on experience with the remedy being applied to the one portion of the river. As a result, management was able to reasonably estimate the probable spending for remediation of three segments of the river, which was accrued as of December 31, 2008. Management’s best estimates for costs relating to other segments of the river, which may remain uncertain for the foreseeable future, also were accrued, based on the KRSG study.

While the probable additional future remediation spending associated with the river could not be determined with certainty, the amounts accrued at December 31, 2008 were believed to be the best estimate of future costs, based on information available at the time of filing the bankruptcy petitions. The balance of the liability related to the river at December 31, 2008 was $85 million.

In addition, LyondellBasell AF recognized a liability primarily related to the Millennium subsidiary’s estimated share of remediation costs for two former paper mill sites and associated landfills, which are also part of the Kalamazoo River Superfund Site. At December 31, 2008, the balance of the liability was $45 million. Although no final agreement had been reached as to the ultimate remedy for these locations, the subsidiary had begun remediation activity related to these sites.

The balance, at December 31, 2009, of the remediation liabilities related to this subsidiary’s sites, other than third-party sites, was $7 million.

Remediation liabilities for other sites, which include LyondellBasell AF’s obligations with respect to soil contamination at the Ferrara and Brindisi sites in Italy, totaled $82 million at December 31, 2009. A former shareholder indemnified LyondellBasell AF for the full potential obligation that could arise with respect to

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	Commitments and Contingencies — (Continued)

costs arising from soil contamination at the Ferrara and Brindisi sites in Italy. Accordingly, LyondellBasell AF has recorded a corresponding receivable from the former shareholder.

Litigation and Other Matters — On April 12, 2005, BASF Corporation (“BASF”) filed a lawsuit in New Jersey against Lyondell Chemical asserting various claims relating to alleged breaches of a product sales contract and seeking damages in excess of $100 million. Lyondell Chemical denies it breached the contract. Lyondell Chemical believes the maximum refund due to BASF is $22.5 million on such product sales and has paid such amount to BASF. On August 13, 2007, the jury returned a verdict in favor of BASF in the amount of approximately $170 million (which includes the above $22.5 million). On October 3, 2007, the judge determined that prejudgment interest on the verdict would be $36 million. Lyondell Chemical is appealing this verdict and has posted a bond, which is collateralized by a $200 million letter of credit. Accordingly, the judgment is deemed to be fully secured and not subject to compromise. On August 14, 2009, the Bankruptcy Court entered an order modifying the automatic stay to permit Lyondell Chemical to continue with the state court appeal.

Together with alleged past manufacturers of lead-based paint and lead pigments for use in paint, a Millennium subsidiary has been named as a defendant in various legal proceedings in the U.S. alleging personal injury, property damage, and remediation costs allegedly associated with the use of these products. The majority of these legal proceedings assert unspecified monetary damages in excess of the statutory minimum and, in certain cases, equitable relief such as abatement of lead-based paint in buildings. Legal proceedings relating to lead pigment or paint are in various trial stages and post-dismissal settings, some of which are on appeal. These cases have been stayed pursuant to the automatic stay provided by the Bankruptcy Code.

On April 16, 2009, the U.S. Bankruptcy Court held a hearing on a motion by the Debtors (the “Stay Motion”) to enforce the automatic stay and for an injunction against further prosecution of a lawsuit filed in the Superior Court of California by certain California city and county government plaintiffs, captioned County of Santa Clara, et al. v. Atl. Richfield Co., et al., Case No. CV 788657 (the “Santa Clara Lawsuit”), that asserted a public nuisance claim against the defendants in that action, including Millennium Holdings LLC (a Debtor), arising from the alleged effects of exposure to lead paint in houses and buildings, and seeking an order requiring the defendants to fund a remedial fund for lead paint removal. On April 23, 2009, the U.S. Bankruptcy Court entered an order on the Stay Motion: (i) requiring the California government plaintiffs to file a commitment by a stated deadline agreeing to refrain from proceeding against Millennium Holdings, LLC, in the Santa Clara Lawsuit or asserting claims against such Debtor based on the operative facts in that case without first moving for and obtaining leave to do so from the U.S. Bankruptcy Court; and (ii) if such plaintiffs fail to file such a commitment by the deadline, enjoining them from proceedings against such Debtor in the Santa Clara Lawsuit or otherwise asserting claims based on the operative facts in that case. The U.S. Bankruptcy Court also stated from the bench at the hearing on the Stay Motion that any such claim asserted against the Debtors would be a pre-petition claim that is barred by the automatic stay provisions of the U.S. Bankruptcy Code (and would not qualify under any “police power” exception to the automatic stay). In response to the Bankruptcy Court’s April 23, 2009 order, all of the California government plaintiffs filed the required commitment by the stated deadline.

While LyondellBasell AF believes that Millennium has valid defenses to all the lead-based paint and lead pigment proceedings and is vigorously defending them, litigation is inherently subject to many uncertainties. Any liability that the subsidiary may ultimately incur cannot be estimated at this time.

Millennium’s defense costs to date for lead-based paint and lead pigment litigation largely have been covered by insurance. Millennium has insurance policies that potentially provide approximately $1 billion in indemnity coverage for lead-based paint and lead pigment litigation. Millennium’s ability to collect under the

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	Commitments and Contingencies — (Continued)

indemnity coverage would depend upon, among other things, the resolution of certain potential coverage defenses that the insurers are likely to assert and the solvency of the various insurance carriers that are part of the coverage block at the time of such a request.

As part of its technology licensing contracts, LyondellBasell AF gives indemnifications to its licensees for liability arising from possible patent infringement claims with respect to proprietary licensed technology. Such indemnifications have a stated maximum amount and generally cover a period of five to ten years.

Indemnification — LyondellBasell AF and its subsidiaries are parties to various indemnification arrangements, including arrangements entered into in connection with acquisitions, divestitures and the formation of joint ventures. For example, Lyondell Chemical entered into indemnification arrangements in connection with the transfer of assets and liabilities from Atlantic Richfield Company to Lyondell Chemical prior to Lyondell Chemical’s initial public offering and in connection with Lyondell Chemical’s acquisition of the outstanding shares of ARCO Chemical Company; Equistar and its owner companies (including Lyondell Chemical and Millennium) entered into indemnification arrangements in connection with the formation of Equistar; and Millennium entered into indemnification arrangements in connection with its demerger from Hanson plc. Pursuant to these arrangements, Lyondell Chemical and its subsidiaries provide indemnification to and/or receive indemnification from other parties in connection with liabilities that may arise in connection with the transactions and in connection with activities prior to completion of the transactions. These indemnification arrangements typically include provisions pertaining to third party claims relating to environmental and tax matters and various types of litigation. As of December 31, 2009, LyondellBasell AF has not accrued any significant amounts for such indemnification obligations and it is not aware of other circumstances that would likely lead to significant future indemnification obligations. LyondellBasell AF cannot determine with certainty the potential amount of future payments under the indemnification arrangements until events arise that would trigger a liability under the arrangements. In addition, LyondellBasell AF expects to take the position that many, if not all, potential liabilities arising from these indemnification arrangements are general unsecured prepetition claims that will be discharged through the Debtors’ plan of reorganization.

Other — LyondellBasell AF has identified certain activities related to a project in Kazakhstan that raise compliance issues under U.S. law. It has engaged outside counsel to investigate these activities, under the oversight of a special committee established by the Supervisory Board, and to evaluate internal controls and compliance policies and procedures. LyondellBasell AF made a voluntary disclosure of these matters to the U.S. Department of Justice and is cooperating fully with that agency.

LyondellBasell AF and its joint ventures are, from time to time, defendants in lawsuits and other commercial disputes, some of which are not covered by insurance. Many of these suits make no specific claim for relief. Although final determination of any liability and resulting financial impact with respect to any such matters cannot be ascertained with any degree of certainty, management does not believe that any ultimate uninsured liability resulting from these matters will, individually or in the aggregate, have a material adverse effect on the financial position, liquidity or results of operations of LyondellBasell AF.

General — In the opinion of management, the matters discussed in this note are not expected to have a material adverse effect on the financial position or liquidity of LyondellBasell AF. However, the adverse resolution in any reporting period of one or more of these matters could have a material impact on LyondellBasell AF’s results of operations for that period, which may be mitigated by contribution or indemnification obligations of others, or by any insurance coverage that may be available.

26.	Management Incentive Plan

In August 2009, the Bankruptcy Court authorized the implementation of the Debtors’ management incentive plan (the “MIP”). The MIP is designed to provide the Debtors’ workforce with appropriate market-

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26.	Management Incentive Plan — (Continued)

level competitive compensation and to align the interests of the Debtors, their employees and their creditors. The MIP covers the Debtors’ senior officers and managers, and provides for payouts upon LyondellBasell AF achieving certain EBITDAR targets. The maximum amount payable on an annual basis under the MIP is $45 million. Payment is subject to emergence from the Bankruptcy Cases. Accordingly, LyondellBasell AF has not currently accrued any liability with respect to the 2009 year.

In April 2008, LyondellBasell AF implemented a long-term incentive plan (“LTI”) for certain key managers. Under the terms of the plan, the key managers invested in a holding company that indirectly invests in LyondellBasell AF by purchasing investment units and received matching phantom units, as defined in the plan. The value of the investment units and phantom units are determined based on the independently-determined appraised fair value of the investment units at inception of the plan, and the value of the units is subject to increases or decreases in the enterprise value of LyondellBasell AF over the three-year vesting period. The phantom units will be revalued annually to equal the appraised value and represent the right to a cash payment equal to their appraised value upon vesting.

Phantom units are accounted for as a liability award with compensation cost recognized over the vesting period. The phantom units vest in full after three years of continuous employment and are otherwise forfeited except on involuntary termination prior to December 31, 2008. The appraised value of the phantom units at the grant date was $15 million and the related accrued liability at December 31, 2008, was $2 million. These awards resulted in compensation expense of $2 million in 2008.

In April 2009, the holding company acknowledged the redemption and cancellation of the investment units it held in an indirect subsidiary of Access Industries, thus relinquishing its ownership in LyondellBasell AF.

27.	Stockholder’s Deficit and Non-Controlling Interests

Common Voting Shares — On July 26, 2005, BI S.à r.l., LyondellBasell AF’s immediate shareholder, contributed to LyondellBasell AF all its assets and liabilities at a value of €860 million ($1,040 million) by the issuance of 403,226 new common voting shares with a par value of €124 each. This resulted in a new par value of $60 million and additional paid in capital of $979 million. Immediately thereafter LyondellBasell AF decreased the subscribed but unissued share capital by $14,995 (100 shares), see Note 1.

During 2007, LyondellBasell AF distributed $439 million of additional paid in capital to its shareholder.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.	Stockholder’s Deficit and Non-Controlling Interests — (Continued)

Accumulated Other Comprehensive Income (Loss) — The components of accumulated other comprehensive income (loss) were as follows:

Millions of dollars

December 31, 2009
Pension and postretirement liabilities	$(273)
Financial derivatives	(60)
Foreign currency translation	35
Unrealized gains on available-for-sale securities	12

Total	$(286)

December 31, 2008
Pension and postretirement liabilities	$(237)
Financial derivatives	(89)
Foreign currency translation	81
Unrealized gains on available-for-sale securities	(19)

Total	$(264)

Transactions recorded in “Accumulated other comprehensive income” are recognized net of tax.

The unrealized gain on available-for-sale securities represents LyondellBasell AF’s share of such gain recorded by equity investees.

Non-controlling Interest — The non-controlling interest represents unrelated investors’ 21% interest in a partnership that owns the PO/SM II plant in Channelview, Texas. LyondellBasell AF owns the remaining 79% interest. Non-controlling interest was $129 million and $135 million at December 31, 2009 and 2008, respectively. The $6 million decrease was primarily due to distributions to non-controlling interest shareholders of $22 million, net of $15 million of net income. Comprehensive loss for the twelve months ended December 31, 2009, attributable to non-controlling interests was $6 million and included the $15 million of net income less $21 million of fixed operating fees paid to Lyondell Chemical by the PO/SM II plant. Non-controlling interest decreased $9 million from $144 million at December 31, 2007 to $135 million at December 31, 2008. This decrease was primarily due to distributions to non-controlling interest shareholders of $25 million, net of $18 million of net income. Comprehensive loss for the twelve months ended December 31, 2008 attributable to non-controlling interests was $7 million and included the $18 million of net income net of $25 million of fixed operating fees paid to Lyondell Chemical by the PO/SM II plant.

Unaudited Pro-forma Earnings (Loss) per Share — The Company has provided pro forma earnings (loss) per share (“EPS”) on its Consolidated Income Statements for all periods presented, reflecting the issuance of common stock issued by its successor, LyondellBasell Industries N.V. (“LyondellBasell N.V.”) in connection with the Company’s emergence from bankruptcy on April 30, 2010. Pro forma EPS was calculated based on historical net income (loss) of LyondellBasell AF and assuming the shares outstanding as of May 1, 2010 consisting of approximately 563.9 million shares of LyondellBasell N.V. common stock, including 300 million shares of Class A common stock and approximately 263.9 million shares of Class B common stock. Pro forma diluted earnings per share (loss) includes an additional 1,708,852 shares reflecting the effect of outstanding warrants and restricted stock on May 1, 2010. Pro forma diluted loss per share excludes the antidilutive effects of the outstanding warrants and restricted stock on May 1, 2010.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.	Supplemental Cash Flow Information

Supplemental cash flow information is summarized as follows:

Millions of dollars	2009	2008	2007

Interest paid	$1,221	$1,457	$272

Net income taxes paid	$57	$145	$211

29.	Segment and Related Information

As part of its reorganization, LyondellBasell AF reassessed its segment reporting based on its current management structure. Based on this analysis LyondellBasell AF concluded that management is focused on the following five segments:

•	Refining and Oxyfuels, primarily manufacturing and marketing of refined petroleum products, including gasoline, ultra-low sulfur diesel, jet fuel, aromatics, lubricants (“lube oils”), naphtha, VGO, liquefied petroleum gas, bitumen, heating oil, and gasoline blending components, such as methyl tertiary butyl ether (“MTBE”), ethyl tertiary butyl ether (“ETBE”) and alkylate;

•	Olefins and Polyolefins — Americas, primarily manufacturing and marketing of polyolefins, including polyethylene, comprising HDPE, LDPE and linear low density polyethylene (“LLDPE”), and polypropylene; and Catalloy process resins; and ethylene; its co-products, including propylene, butadiene, benzene and toluene; and ethylene derivative, ethanol;

•	Olefins and Polyolefins — Europe, Asia, International (“O&P — EAI”), primarily manufacturing and marketing of olefins, including ethylene and its co-products, primarily propylene and butadiene; polyolefins, including polyethylene, comprising HDPE, LDPE and polypropylene; polypropylene-based compounds, materials and alloys (“PP Compounds”), Catalloy process resins and polybutene-1 polymers;

•	Intermediates and Derivatives , primarily manufacturing and marketing of ethylene derivatives, including ethylene glycol, ethylene oxide (“EO”), and other EO derivatives; acetyls, including vinyl acetate monomer, acetic acid and methanol; PO; PO co-products, including styrene and tertiary butyl alcohol (“TBA”), TBA derivative isobutylene; PO derivatives, including propylene glycol, propylene glycol ethers and butanediol; and fragrance and flavor chemicals; and

•	Technology, primarily licensing of polyolefin process technologies and supply of polyolefin catalysts and advanced catalysts.

The accounting policies of the segments are the same as those described in “Summary of Significant Accounting Policies” (see Note 2), except that segment operating results reported to management reflect costs of sales determined using current costs, which approximates results using the LIFO method of accounting for inventory. These current cost-basis operating results are reconciled to consolidated operating income in the tables below. Sales between segments are made primarily at prices approximating prevailing market prices, with the exception of sales of MTBE and ETBE sourced from PO co-products, representing approximately 75% of MTBE/ETBE capacity, which are sold by the I&D segment to the Refining and Oxyfuels segment at a formula-based cost.

No customer accounted for 10% or more of LyondellBasell AF’s consolidated sales during any year in the three-year period ended December 31, 2009.

On September 1, 2008, LyondellBasell AF completed the sale of its TDI business, including production assets in Pont-du-Claix, France, related inventories, contracts, customer lists and intellectual property, receiving net proceeds of €77 million ($113 million). As a result, LyondellBasell AF’s TDI business, which was part of

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29.	Segment and Related Information — (Continued)

LyondellBasell AF’s I&D segment, is presented as discontinued operations (see Note 6) and therefore is excluded from the operations of the I&D segment below.

Summarized financial information concerning reportable segments is shown in the following table for the periods presented. Presentation of prior years’ amounts have been reclassified to conform to LyondellBasell AF current operating segments.

			Olefins and
			Polyolefins
	Refining	Olefins and	— Europe,
	and	Polyolefins	Asia,	Intermediates &
Millions of dollars	Oxyfuels	— Americas	International	Derivatives	Technology	Other	Total

2009(a)
Sales and other operating revenues:
Customers	$10,831	$6,728	$9,047	$3,777	$436	$9	$30,828
Intersegment	1,247	1,886	354	1	107	(3,595)	—

	12,078	8,614	9,401	3,778	543	(3,586)	30,828
Impairments	(9)	(47)	(16)	—	(1)	56	(17)
Segment operating income (loss)	(357)	169	(2)	250	210	18	288
Current cost adjustment							29

Operating income							317
Income (loss) from equity investments	—	7	(172)	(16)	—	—	(181)
Capital expenditures	167	142	411	21	32	6	779
Depreciation and amortization expense	556	515	316	276	100	11	1,774
2008(a)
Sales and other operating revenues:
Customers	$17,370	$13,193	$13,489	$6,218	$434	$2	$50,706
Intersegment	992	3,219	—	—	149	(4,360)	—

	18,362	16,412	13,489	6,218	583	(4,358)	50,706
Impairments:
Goodwill	(2,305)	(624)	(61)	(1,992)	—	—	(4,982)
Other	(218)	(7)	—	—	—	—	(225)
Segment operating income (loss)	(2,378)	(1,355)	220	(1,915)	202	(134)	(5,360)
Current cost adjustment							(568)

Operating loss							(5,928)
Income (loss) from equity investments	—	6	34	(2)	—	—	38
Capital expenditures	196	201	509	37	33	24	1,000
Depreciation and amortization expense	566	558	295	360	97	35	1,911

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29.	Segment and Related Information — (Continued)

			Olefins and
			Polyolefins
	Refining	Olefins and	— Europe,
	and	Polyolefins	Asia,	Intermediates &
Millions of dollars	Oxyfuels	— Americas	International	Derivatives	Technology	Other	Total

2007
Sales and other operating revenues:
Customers	$478	$2,823	$13,145	$350	$363	$(39)	$17,120
Intersegment	—	(6)	—	79	134	(207)	—

	478	2,817	13,145	429	497	(246)	17,120
Segment operating income (loss)	21	61	934	(42)	152	(248)	878
Current cost adjustment							56

Operating income							934
Income from equity investments	—	12	150	—	—	—	162
Capital expenditures	4	42	333	6	26	—	411
Depreciation and amortization expense	—	72	244	—	117	39	472

Sales and other operating revenues and operating income (loss) in the “Other” column above include elimination of intersegment transactions and businesses that are not reportable segments in the periods presented.

In 2009, LyondellBasell AF recognized charges of $696 million to write off the carrying value of assets, $680 million of which are reflected in “Reorganization items,” on the consolidated statements of operations. These charges included $624 million related to the O&P — Americas business segment, all of which was associated with a lease rejection at an olefin plant at Chocolate Bayou, Texas and $55 million related to the I&D business segment associated with an interest in an ethylene glycol facility in Beaumont, Texas.

Also in 2009, operating results for the O&P — Americas and Refining and Oxyfuels business segments included charges of $47 million and $9 million, respectively, primarily for impairment of the carrying value of surplus emission allowances related to HRVOCs and non-U.S. emission rights (see Note 15).

The remaining $16 million, which is included in “Impairments” on the consolidated statements of operations related to the O&P — EAI business segment, of which $6 million was related to an LDPE plant at Fos-sur-Mer, France, $6 million was related to the closure of a polypropylene line at Wesseling, Germany, $3 million was related to an LDPE plant at Carrington, U.K. and $1 million was related to an advanced polyolefins compounding facility in Mansfield, Texas.

In 2009 LyondellBasell AF determined that there had been a diminution in the value of its investments in certain joint ventures and such loss was other than temporary. This determination resulted in pretax impairment charges of $257 million that was included in “Income (loss) from equity investments” for 2009 in the O&P — EAI business segment.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29.	Segment and Related Information — (Continued)

Long-lived assets of continuing operations, including goodwill, are summarized and reconciled to consolidated totals in the following table:

			Olefins and
			Polyolefins
	Refining	Olefins and	— Europe,
	and	Polyolefins	Asia,	Intermediates &
Millions of dollars	Oxyfuels	— Americas	International	Derivatives	Technology	Other	Total

2009
Property, plant and equipment, net	$4,888	$4,170	$3,115	$2,583	$323	$73	$15,152
Investment in PO Joint Ventures	—	—	—	922	—	—	922
Equity and other investments	—	117	869	99	—	—	1,085
2008
Property, plant and equipment, net	$5,200	$5,044	$2,964	$2,746	$355	$82	$16,391
Investment in PO Joint Ventures	—	—	—	954	—	—	954
Equity and other investments	—	87	1,014	114	—	—	1,215

Property, plant and equipment, net, included in the “Other” column above includes assets related to corporate and support functions.

The following geographic data for revenues are based upon the delivery location of the product and for long-lived assets, the location of the assets.

	Revenues
Millions of dollars	2009	2008	2007

Europe	$10,931	$19,223	$12,272
North America	16,566	28,118	3,183
All other	3,331	3,365	1,665

Total	$30,828	$50,706	$17,120

	Long-Lived Assets
Millions of dollars	2009	2008

United States	$11,211	$12,680
Non-U.S.:
Germany	1,958	1,793
The Netherlands	1,283	1,318
France	857	801
Other non-U.S.	765	753

Total non-U.S.	4,863	4,665

Total	$16,074	$17,345

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29.	Segment and Related Information — (Continued)

Long-lived assets include investments in PO joint ventures (see Note 10).

(a) LyondellBasell AF has revised its segment information for the year ended December 31, 2009 to correct for a misallocation of revenues, depreciation and amortization and operating income to the individual segments and for the year ended December 31, 2008 to correct segment income for a misallocation of inventory costs and impairments as follows:

			Olefins and
			Polyolefins
	Refining	Olefins and	— Europe,
	and	Polyolefins	Asia &	Intermediates &
	Oxyfuels	— Americas	International	Derivatives	Technology	Other	Total

2009
Segment revenues as previously reported
Customers	$10,835	$8,652	$7,128	$3,777	$436	$—	$30,828
Intersegment	604	1,878	309	1	87	(2,879)	—

	11,439	10,530	7,437	3,778	523	(2,879)	30,828

Adjustment to segment revenues:
Customers	(4)	(1,924)	1,919	—	—	9	—
Intersegment	643	8	45	—	20	(716)	—

	639	(1,916)	1,964	—	20	(707)	—

Segment revenues as adjusted:
Customers	10,831	6,728	9,047	3,777	436	9	30,828
Intersegment	1,247	1,886	354	1	107	(3,595)	—

	$12,078	$8,614	$9,401	$3,778	$543	$(3,586)	$30,828

Segment operating income (loss) as previously reported	$(357)	$169	$(13)	$250	$210	$29	$288
Adjustment to segment operating income (loss)	—	—	11	—	—	(11)	—

Segment operating income (loss) as adjusted	$(357)	$169	$(2)	$250	$210	$18	$288

Segment depreciation and amortization previously reported	$556	$537	$212	$331	$100	$38	$1,774
Adjustment to segment depreciation and amortization	—	(22)	104	(55)	—	(27)	—

Segment depreciation and amortization as adjusted	$556	$515	$316	$276	$100	$11	$1,774

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29.	Segment and Related Information — (Continued)

			Olefins and
			Polyolefins
	Refining	Olefins and	— Europe,
	and	Polyolefins	Asia &	Intermediates &
	Oxyfuels	— Americas	International	Derivatives	Technology	Other	Total

2008
Segment income (loss) as previously reported	$(2,762)	$(908)	$354	$(2,367)	$202	$(127)	$(5,608)
Adjustment to segment operating income (loss)	384	(447)	(134)	452	—	(7)	248

Segment income (loss) as adjusted	$(2,378)	$(1,355)	$220	$(1,915)	$202	$(134)	$(5,360)

Current cost adjustment (previously reported as $320 million)	—	—	—	—	—	—	(568)

Operating loss							$(5,928)

Impairments:
Goodwill as previously reported	$(2,305)	$(293)	$—	$(2,384)	$—	$—	$(4,982)
Adjustment to goodwill	—	(331)	(61)	392	—	—	—

Goodwill as adjusted	$(2,305)	$(624)	$(61)	$(1,992)	$—	$—	$(4,982)

30.	Unaudited Quarterly Results

Selected financial data for the quarterly periods in 2009 and 2008 are presented in the following table.

	For the Quarter Ended
Millions of dollars	March 31	June 30	September 30	December 31

2009
Sales and other operating revenues	$5,900	$7,499	$8,612	$8,817
Operating income (loss)(g)	(141)	89	419	(50)
Income (loss) from equity investments(a)	(20)	22	(168)	(15)
Reorganization items(b)	(948)	(124)	(928)	(961)
Net income (loss)(c)(g)	(1,016)	(351)	(650)	(848)
2008
Sales and other operating revenues	$12,765	$15,599	$14,086	$8,256
Operating income (loss)(e)(f)	376	428	274	(7,006)
Income from equity investments	33	39	22	(56)
Net income (loss)(d)(e)(f)	19	(14)	(136)	(7,190)

(a)	Loss from equity investments in the third and fourth quarters of 2009 included pretax charge for impairment of the carrying value of certain equity investments of $215 million and $13 million, respectively.

(b)	See Note 4 for a description of reorganization items.

(c)	The 2009 results included after tax charges of $1,924 million for reorganization items; $167 million for impairment of certain equity investments and $78 million for involuntary conversion gains on insurance proceeds related to damages sustained at a polymers plant in Münchsmünster, Germany.

(d)	The 2008 results included $15 million of earnings of the discontinued operations of the TDI business in Pont-du-Claix, France.

LYONDELLBASELL INDUSTRIES AF S.C.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

30.	Unaudited Quarterly Results — (Continued)

(e)	The fourth quarter 2008 results included nontaxable charges of $4,982 million for the impairment of goodwill, including $4,921 million related to the December 20, 2007 acquisition of Lyondell Chemical, and a pretax charge of $218 million, $142 million after tax, for the impairment of long-lived assets of the Berre Refinery acquired in April 2008.

(f)	The 2008 results include a charge of $1,256 million to adjust the value of inventory to market value, which was lower than the carrying cost at December 31, 2008 and $51 million, after tax, for involuntary conversion gains.

(g)	In the fourth quarter of 2009, LyondellBasell AF recorded an adjustment related to prior periods which increased income from operations and net income for the three-month period ended December 31, 2009, by $65 million. The adjustment related to an overstatement of goodwill impairment in 2008.

After evaluating the quantitative and qualitative aspects of the error, LyondellBasell AF has concluded that its previously issued financial statements were not materially misstated and the effect on the 2009 annual financial statements, of recognizing the adjustment during the fourth quarter of 2009, is not material.

31.	Subsequent Events

LyondellBasell AF has evaluated subsequent events through the date the financial statements were issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Lyondell Chemical Company

In our opinion, the accompanying consolidated statements of operations and cash flows present fairly, in all material respects, the results of operations and cash flows of Lyondell Chemical Company (the “Company”) for the period from December 21, 2007 to December 31, 2007 (Successor), in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 19, on January 6, 2009 and April 24, 2009, the Company’s U.S. subsidiaries and a German subsidiary, and the Company’s Parent, LyondellBasell Industries AF S.C.A., each respectively filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. In order to emerge from bankruptcy, LyondellBasell Industries AF S.C.A. and the Company must gain bankruptcy court approval of their plan of reorganization (POR). The POR, among other things, requires raising new debt and equity financing in order to discharge certain liabilities, including the debtor-in-possession financing, which matures on April 6, 2010. The outcome of these events is uncertain and raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 19. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/  PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Houston, Texas
March 27, 2008, except for Notes 1 and 4, as to which the date is November 12, 2008, and
Note 19 and the second paragraph above, as to which the date is February 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Lyondell Chemical Company:

In our opinion, the accompanying consolidated statements of income and cash flows present fairly, in all material respects, the results of operations and cash flows of Lyondell Chemical Company (the “Company”) for the period from January 1, 2007 to December 20, 2007 (Predecessor), in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Houston, Texas
March 27, 2008, except for Notes 1 and 4,
as to which the date is November 12, 2008

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor	Predecessor
	For the	For the
	Period From	Period From
	December 21	January 1
	through	through
	December 31,	December 20,
Millions of dollars, except per share data	2007	2007
Sales and other operating revenues:
Trade	$913	$26,474
Related parties	2	785

	915	27,259
Operating costs and expenses:
Cost of sales	941	25,124
Selling, general and administrative expenses	8	696
Research and development expenses	2	72
Purchased in-process research and development	95	—
Acquisition-related costs	—	62

	1,046	25,954

Operating income (loss)	(131)	1,305
Interest expense:
Related parties	(33)	—
Other	(23)	(614)
Interest income:
Related parties	3	—
Other	1	33
Other income (expense), net:
Related parties	10	—
Other	(1)	(537)

Income (loss) before equity investments and income taxes	(174)	187
Income from equity investments	—	2

Income (loss) from continuing operations before income taxes	(174)	189
Provision for (benefit from) income taxes	(25)	93

Income (loss) from continuing operations	(149)	96
Income (loss) from discontinued operations, net of tax	3	(97)

Net loss	$(146)	$(1)

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor	Predecessor
	For the	For the
	Period From	Period From
	December 21	January 1
	through	through
	December 31,	December 20,
Millions of dollars	2007	2007
Cash flows from operating activities:
Net loss	$(146)	$(1)
(Income) loss from discontinued operations, net of tax	(3)	97
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	39	860
Equity investments — Amounts included in net income	—	(2)
Deferred income taxes	(22)	(31)
Purchased in-process research and development	95	—
Debt prepayment premiums and charges	—	591
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	98	248
Inventories	(23)	(26)
Accounts payable	89	632
Other, net	(401)	(312)

Net cash provided by (used in) operating activities — continuing operations	(274)	2,056
Net cash used in operating activities — discontinued operations	3	(122)

Net cash provided by (used in) operating activities	(271)	1,934

Cash flows from investing activities:
Proceeds from sale of investments in non-U.S. subsidiaries, net of cash sold	—	592
Expenditures for property, plant and equipment	(22)	(495)
Advances under loan agreements to related parties	(135)	(166)
Acquisition — related payments	—	(94)
Distributions from affiliates in excess of earnings	—	3
Contributions and advances to affiliates	—	(47)
Payments and distributions from discontinued operations	—	(97)
Other	—	12
Net cash used in investing activities — continuing operations	(157)	(292)

Net proceeds from sale of discontinued operations before required repayment of debt	—	1,089
Other net cash provided by investing activities — discontinued operations	—	82

Net cash provided by (used in) investing activities	(157)	879

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Successor	Predecessor
	For the	For the
	Period from	Period from
	December 21	January 1
	through	through
	December 31,	December 20,
Millions of dollars	2007	2007
Cash flows from financing activities:
Repurchase of common stock	—	(11,262)
Proceeds from loan agreements with related parties	—	7,883
Issuance of long-term debt	—	9,412
Repayment of long-term debt	(4)	(8,158)
Net borrowings (repayments) under revolving credit facility	(130)	130
Dividends paid	—	(229)
Payments for stock options	—	(109)
Proceeds from and tax benefits of stock option exercises	—	115
Other, net	(16)	(6)

Net cash used in financing activities — continuing operations	(150)	(2,224)
Debt required to be repaid upon sale of discontinued Operations	—	(99)
Other net cash provided by financing activities — discontinued operations	—	23

Net cash used in financing activities	(150)	(2,300)

Effect of exchange rate changes on cash	—	(11)

Increase (decrease) in cash and cash equivalents	(578)	502
Cash and cash equivalents at beginning of period	948	446

Cash and cash equivalents at end of period	370	948
Less: Cash and cash equivalents at end of period — discontinued operations	—	—

Cash and cash equivalents at end of period — continuing operations	$370	$948

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

Lyondell Chemical Company, together with its consolidated subsidiaries (collectively, “Lyondell Chemical” or “the Company”), is a manufacturer of chemicals and plastics, a refiner of heavy, high-sulfur crude oil and a significant producer of gasoline blending components. The consolidated statements of operations and cash flows (the “financial statements”) include the accounts of Lyondell Chemical Company and its consolidated subsidiaries. Investments in joint ventures where Lyondell Chemical exerts a certain level of management control, but lacks full decision making ability over all major issues, are accounted for using the equity method. Under those circumstances, the equity method is used even though Lyondell’s ownership percentage may exceed 50%.

On December 20, 2007, LyondellBasell Industries AF S.C.A. (formerly known as Basell AF S.C.A.), indirectly acquired all of the shares of Lyondell common stock. As a result Lyondell Chemical is now an indirect wholly owned subsidiary of LyondellBasell Industries AF S.C.A. (together with its consolidated subsidiaries “LyondellBasell AF” and without Lyondell, the “Basell Group”) (see Note 3).

On September 1, 2008, Lyondell Chemical completed the sale of its toluene diisocyanate (“TDI”) business, including production assets in Pont-du-Claix, France, related inventories, contracts, customer lists and intellectual property, receiving net proceeds of €77 million ($113 million). For additional information, see Notes 2 and 4.

On May 15, 2007, Lyondell Chemical completed the sale of its worldwide inorganic chemicals business in a transaction valued at approximately $1.3 billion, including the acquisition of working capital and assumption of certain liabilities directly related to the business. Accordingly, Lyondell Chemical’s inorganic chemicals business operations are presented as discontinued operations for periods prior to the sale (see Note 4).

As a result of Lyondell Chemical’s acquisition by LyondellBasell AF on December 20, 2007, the Company recorded $834 million of debt for which it is not the primary obligor, but which it has guaranteed, and which was used by LyondellBasell AF in the acquisition of Lyondell Chemical (“push-down debt”), and $179 million of related debt issuance costs.

In Staff Accounting Bulletin (“SAB”), Topic 5J, Push Down Basis of Accounting Required in Certain Limited Circumstances, the Securities and Exchange Commission requires, among other things, that, in situations where debt is used to acquire substantially all of an acquiree’s common stock and the acquiree guarantees the debt or pledges its assets as collateral for the debt, the debt and related interest expense and debt issuance costs be reflected in, or “pushed down” to, the acquiree’s financial statements. Lyondell Chemical guarantees $834 million of debt, but under which Lyondell Chemical is not the primary obligor see Note 11.

The consolidated statement of operations for the 11-day period subsequent to the acquisition reflect depreciation and amortization expense based on the new value of the related assets and interest expense that resulted from the debt used to finance the acquisition; therefore, the financial information for the periods prior to and subsequent to the acquisition is not generally comparable. To indicate the application of a different basis of accounting for the period subsequent to the acquisition, the 2007 financial statements and certain notes to the consolidated financial statements present separately the period prior to the acquisition (“Predecessor”) and the 11-day period after the acquisition (“Successor”). If not so indicated, information in the notes to the consolidated financial statements is presented on a full year basis.

2.	Summary of Significant Accounting Policies

Revenue Recognition — Revenue from product sales is recognized at the time of transfer of title and risk of loss to the customer, which usually occurs at the time of shipment. Revenue is recognized at the time of

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Summary of Significant Accounting Policies — (Continued)

delivery if Lyondell Chemical retains the risk of loss during shipment. For products that are shipped on a consignment basis, revenue is recognized when the customer uses the product. Costs incurred in shipping products sold are included in cost of sales. Billings to customers for shipping costs are included in sales revenue.

Discontinued Operations — Certain previously reported amounts have been reclassified to present Lyondell Chemical’s TDI business operations as discontinued operations. Unless otherwise indicated, information presented in the notes to the consolidated financial statements related only to Lyondell Chemical’s continuing operations. Information related to Lyondell Chemical’s discontinued operations is presented in Note 4.

Cash and Cash Equivalents — Cash equivalents consist of highly liquid debt instruments such as certificates of deposit, commercial paper and money market accounts. Cash equivalents include instruments with maturities of three months or less when acquired. Cash equivalents are stated at cost, which approximates fair value. Lyondell Chemical’s policy is to invest cash in conservative, highly rated instruments and to limit the amount of credit exposure to any one institution.

Lyondell Chemical has no requirements for compensating balances in a specific amount at a specific point in time. Lyondell Chemical does maintain compensating balances for some of its banking services and products. Such balances are maintained on an average basis and are solely at the Company’s discretion.

Allowance for Doubtful Account — The Company establishes provisions for doubtful accounts receivable based on management’s estimates of amounts that it believes are unlikely to be collected. Collectability of receivables is reviewed and the allowance for doubtful accounts is adjusted at least quarterly with charges to expense in the consolidated statements of operations, based on aging of specific accounts and other available information about the associated customers.

Inventories  — Inventories are stated at the lower of cost or market and charged to expense using the last-in, first-out (“LIFO”) method for substantially all inventories, except for materials and supplies, which are valued using the average cost method.

Inventory exchange transactions, which involve fungible commodities and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory, with cost determined using the LIFO method.

Depreciation and Amortization — Depreciation is computed using the straight-line method over the estimated useful asset lives, generally 25 years for major manufacturing equipment, 30 years for buildings, 5 to 15 years for light equipment and instrumentation, 15 years for office furniture and 3 to 5 years for information system equipment. Upon retirement or sale, Lyondell Chemical removes the cost of the asset and the related accumulated depreciation from the accounts and reflects any resulting gain or loss in the Consolidated Statements of Operations. The Company’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year.

Long-Lived Asset Impairment — The Company evaluates long-lived assets, including identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is probable that undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its estimated fair value and impairment expense recognized in the consolidated statements of operations.

Goodwill — Goodwill represents the excess of purchase price paid by LyondellBasell AF over the fair value assigned to the net tangible and identifiable intangible assets of Lyondell Chemical. Goodwill is

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Summary of Significant Accounting Policies — (Continued)

reviewed for impairment at least annually and impairment expense is recognized in the consolidated statements of operations (see Note 20).

Identifiable Intangible Assets — Costs to purchase and to develop software for internal use are deferred and amortized on a straight-line basis over periods of 3 to 10 years.

Costs of maintenance and repairs exceeding $5 million incurred as part of turnarounds of major units at Lyondell Chemical’s manufacturing facilities are deferred and amortized using the straight-line method over the period until the next planned turnaround, predominantly 4 to 7 years. These costs are necessary to maintain, extend and improve the operating capacity and efficiency rates of the production units.

Other intangible assets are carried at cost or amortized cost and primarily consist of emission credits, various contracts, technology, patents and license costs and deferred debt issuance costs. These assets are amortized using the straight-line method over their estimated useful lives or over the term of the related agreement, if shorter.

Environmental Remediation Costs — Anticipated expenditures related to investigation and remediation of contaminated sites, which include current and former plant sites and other remediation sites, are expensed when it is probable a liability has been incurred and the amount can reasonably be estimated. Only ongoing operating and monitoring costs, the timing of which can be determined with reasonable certainty, are discounted to present value. Future legal costs associated with such matters, which generally are not estimable, are not included in these liabilities.

Legal Costs — Lyondell Chemical expenses legal costs, including those incurred in connection with loss contingencies, as incurred.

Income Taxes — Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as the net tax effects of net operating loss carryforwards. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Minority Interests — Minority interests primarily represent the interests of unaffiliated investors in a partnership that owns Lyondell Chemical’s PO/SM II plant at the Channelview, Texas complex and in a partnership that owns the LaPorte Methanol Company plant in LaPorte, Texas. The minority interests’ share of the partnerships’ income or loss is reported in “Other income (expense), net” in the Consolidated Statements of Operations.

Foreign Currency Translation — Lyondell Chemical operates primarily in two functional currencies: the euro for operations in Europe, and the U.S. dollar for the U.S. and other locations.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts related to the consolidated statements of cash flows and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Accounting and Reporting Changes — In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51, which establishes new accounting and disclosure requirements for noncontrolling, or minority, interests, including their classification as a separate component of equity and the adjustment of net income to include amounts attributable to minority interests. SFAS No. 160 also establishes new accounting standards requiring recognition of a gain or loss upon

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Summary of Significant Accounting Policies — (Continued)

deconsolidation of a subsidiary. SFAS No. 160 is effective for Lyondell Chemical beginning in 2009, with earlier application prohibited.

The FASB issued SFAS No. 141 (revised 2007), Business Combinations in December 2007, which requires an acquiring entity to recognize all assets acquired and liabilities assumed in a transaction at the acquisition-date at fair value with limited exceptions. SFAS No. 141 (revised 2007) will change the accounting treatment for certain specific items, including: expensing of most acquisition and restructuring costs; recording acquired contingent liabilities, in-process research and development (“IPR&D”) and noncontrolling, or minority, interests at fair value; and recognizing changes in income tax valuations and uncertainties after the acquisition date as income tax expense. SFAS No. 141 (revised 2007) also includes new disclosure requirements. For Lyondell Chemical, SFAS No. 141 (revised 2007) will apply to business combinations with acquisition dates beginning in 2009. Earlier adoption is prohibited.

Although certain past transactions, including the acquisition of Lyondell Chemical by LyondellBasell AF, would have been accounted for differently under SFAS No. 141 (revised 2007), application of these statements in 2009 will not affect historical amounts.

The FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 in February 2007, which permits election of fair value to measure many financial instruments and certain other items. The new standard was applicable to Lyondell effective January 1, 2008 and does not have a material effect on Lyondell Chemical’s consolidated financial statements.

The FASB issued SFAS No. 157, Fair Value Measurements in September 2006. The new standard defines fair value, establishes a framework for its measurement and expands disclosures about such measurements. In February 2008, the FASB issued FASB Staff Position FAS 157-2, delaying the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities. The January 1, 2009 adoption of these changes does not have a material effect on Lyondell’s consolidated financial statements.

3.	Acquisition of Lyondell by LyondellBasell Industries

On December 20, 2007, LyondellBasell AF indirectly acquired the outstanding common shares of Lyondell Chemical for $48 per common share in an all cash transaction. As a result, Lyondell Chemical became an indirect, wholly owned subsidiary of LyondellBasell AF. The purchase of Lyondell Chemical’s outstanding common stock and other equity instruments, assumption of debt and related transaction costs resulted in a total purchase price of $20,873 million, including the purchase of Lyondell Chemical common stock and other equity instruments for $12,371 million, the fair value of retained and refinanced debt of $7,506 million and transaction and other costs of $996 million. In addition, Lyondell Chemical recognized in its financial statements $834 million of the debt it has guaranteed, but for which it is not the primary obligor, and $179 million of related debt issuance costs. See Note 11 for discussion of the financing of the transaction. Lyondell Chemical’s results of operations in the Successor period included a charge of $95 million for the value of the acquired IPR&D.

Concurrent with the acquisition by LyondellBasell AF, Lyondell Chemical sold certain of its non-U.S. subsidiaries to other subsidiaries of the Basell Group for fair value of $1,288 million, including $668 million of debt payable to Lyondell Chemical by one of the subsidiaries. No gain or loss was recognized on the sale of Lyondell Chemical’s investment.

Certain of the non-U.S. subsidiaries sold to the Basell Group make payments to Lyondell Chemical under shared-service arrangements and also make royalty payments, based on sales, to Lyondell Chemical for use of the related technology. Prior to the acquisition of Lyondell Chemical by LyondellBasell AF on December 20,

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Acquisition of Lyondell by LyondellBasell Industries — (Continued)

2007, these payments were eliminated in consolidation. In addition, Lyondell Chemical sells product, primarily methyl tertiary butyl ether (“MTBE”) and ethyl tertiary butyl ether (“ETBE”), to these subsidiaries.

The following unaudited pro forma historical results of Lyondell Chemical for the 2007 Predecessor period assume the acquisition was consummated as of the beginning of the period:

Millions of dollars

Sales and other operating revenues	$25,188
Loss from continuing operations	(634)
Net loss	(731)

The above pro forma results include the $95 million after-tax charge for purchased in-process research and development and reflect the sale of the non-U.S. subsidiaries to other subsidiaries of the Basell Group. The unaudited pro forma data do not include the charges of $591 million related to debt refinancing in the 2007 Predecessor period.

The unaudited pro forma data presented above are not necessarily indicative of the results of operations of Lyondell Chemical that would have occurred had the transaction actually been consummated as of the beginning of the respective period, nor are they necessarily indicative of future results.

4.	Discontinued Operations

Lyondell Chemical’s discontinued operations comprise the operations of its inorganic chemicals and TDI businesses.

On September 1, 2008, Lyondell Chemical completed the sale of its TDI business, including production assets in Pont-du-Claix, France, related inventories, contracts, customer lists and intellectual property. On May 15, 2007, Lyondell Chemical completed the sale of its worldwide inorganic chemicals business in a transaction valued at approximately $1.3 billion, including working capital and assumption of certain liabilities directly related to the business.

The following represent the elements of cash flow for the year ended December 31, 2007 related to the sale of the inorganic chemicals business:

Millions of dollars	Predecessor

Gross sales proceeds	$1,143
Cash and cash equivalents sold	(37)
Costs related to the sale	(17)

Net proceeds from sale of discontinued operations before required repayment of debt	1,089
Debt required to be repaid	(99)

Net proceeds from sale of discontinued operations	$990

The final amount that Lyondell Chemical will receive in compensation for working capital has not been determined. Unresolved amounts totaling less than $30 million are subject to possible arbitration proceedings.

The operations of the TDI and inorganic chemicals businesses have been classified as discontinued operations in the consolidated statements of operations and cash flows. Unless otherwise indicated, information presented in the notes to the financial statements relates only to Lyondell Chemical’s continuing operations.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Discontinued Operations — (Continued)

Amounts included in income from discontinued operations for all periods presented are summarized as follows:

	Successor	Predecessor
	For the Period	For the Period
	from December 21	from January 1
	through	through
	December 31,	December 20,
Millions of dollars	2007	2007
Sales and other operating revenues	$14	$929

Loss on sale of discontinued operations	—	(25)
Other income (loss) from discontinued operations	5	(1)
Provision for income taxes	2	71

Gain (loss) from discontinued operations, net of tax	$3	$(97)

The 2007 provision for income taxes primarily reflects the unfavorable effect of capital losses related to the inorganic chemicals business, the potential benefits of which were not expected to be available to Lyondell Chemical within the expiration period of such benefits. As a result of the acquisition of Lyondell Chemical by LyondellBasell AF (see Note 3) and the related sale by Lyondell Chemical to the Basell Group of certain of its non-U.S. subsidiaries, such benefits will be realized in the 2007 U.S. federal income tax return, and the value of such benefits was recognized in accounting for the acquisition.

5.	Hurricane Effects

During 2005, two major hurricanes impacted the chemical and related industries in the coastal and off-shore regions of the Gulf of Mexico. During 2007, Lyondell Chemical recognized benefits of $33 million from insurance reimbursements for hurricane damages to Lyondell Chemical’s plants.

6.	Related Party Transactions

As a result of the July 16, 2007 agreement and plan of merger between Basell and Lyondell Chemical (see Note 3), Lyondell Chemical began reporting transactions, including sales of product, with the Basell Group as related party transactions beginning in the third quarter 2007.

Concurrent with the December 20, 2007 acquisition of Lyondell Chemical by LyondellBasell AF, Lyondell Chemical sold certain of its non-U.S. subsidiaries to the Basell Group for fair value of $1,288 million, including $668 million of debt payable to Lyondell Chemical by one of the subsidiaries as discussed below. See Notes 3 and 11.

Certain of the non-U.S. subsidiaries sold to the Basell Group make payments to Lyondell Chemical under shared service arrangements and also make royalty payments, based on sales, to Lyondell Chemical for use of the related technology. Prior to the acquisition of Lyondell Chemical by LyondellBasell AF on December 20, 2007, these payments were eliminated in consolidation. In addition, Lyondell Chemical sells product, primarily MTBE and ETBE, to these subsidiaries.

Lyondell Chemical also conducts transactions with Occidental Petroleum Corporation (together with its subsidiaries and affiliates, collectively “Occidental”), which was considered a related party during the 2007 Predecessor period as a result of Occidental’s representation on Lyondell Chemical’s Board of Directors prior to December 20, 2007.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Related Party Transactions — (Continued)

Product Transactions with Occidental — Lyondell Chemical’s subsidiary, Equistar Chemicals, LP (together with its consolidated subsidiaries, “Equistar”), and Occidental, previously one of the partners in the Equistar joint venture, entered into an ethylene sales agreement on May 15, 1998, which was amended effective April 1, 2004, pursuant to which Occidental agreed to purchase a substantial amount of its ethylene raw material requirements from Equistar. Either party has the option to “phase down” volumes over time. However, a “phase down” cannot begin until January 1, 2014 and the annual minimum requirements cannot decline to zero prior to December 31, 2018, unless certain specified force majeure events occur. In addition to the sales of ethylene, from time to time Equistar has made sales of ethers and glycols to Occidental, and Equistar has purchased various other products from Occidental, all at market-related prices. Lyondell Chemical’s subsidiary, Millennium, also purchases sodium silicate, and Houston Refining purchases caustic soda from Occidental. All of these agreements are on terms generally representative of prevailing market prices.

Current Account Agreements with Subsidiary of the Basell Group — On December 20, 2007, Lyondell Chemical and the Basell Group entered into two unsecured current account agreements for an indefinite period, under which Lyondell Chemical may deposit excess cash balances with the Basell Group and have access to uncommitted revolving lines of credit in excess of deposits. Deposits bear interest as the case may be at the London Interbank Offered Rate (“LIBOR”) 1 month rate for the U.S. dollar (“LIBOR 1 month rate for USD”) minus fifteen basis points. Borrowings under the lines of credit bear interest at the LIBOR 1 month rate for USD plus 350 basis points. At December 31, 2007, the balances under the two current account agreements reflected net borrowings of $717 million and net deposits of $135 million, respectively.

Notes Receivable from Subsidiaries of the Basell Group — Lyondell Chemical advanced $166 million to the Basell Group on December 20, 2007 under an unsecured loan agreement that matures on December 20, 2014. At the option of the Basell Group, interest is calculated in one-month, two-month, three-month or six-month periods and due on the last day of the applicable interest period. The note bears interest at the offered quotation in Euro for LIBOR (BBA convention) rates for the U.S. dollar for the applicable interest period plus 400 basis points.

Pursuant to a note payable to Lyondell Chemical, the Basell Group may borrow up to $1,000 million from Lyondell Chemical on a revolving basis. The note, which matures on December 31, 2012, bears interest at LIBOR plus 4%. Interest is due quarterly.

Note Payable to Subsidiary of the Basell Group — On December 20, 2007, Lyondell Chemical received proceeds of a $7,166 million unsecured loan from the Basell Group, which were used in connection with the December 20, 2007 acquisition and refinancing transactions. The loan, which matures in 2014, bears interest at the same rate as the Basell Group’s Interim loan plus 0.5%. Interest is due on the last business day of the interest period, which can vary concurrent with the interest period in effect under the interim loan. In addition, Lyondell Chemical recognized in its financial statements $834 million of the debt it has guaranteed, which includes the Interim Loan, but for which Lyondell Chemical is not the primary obligor, and $179 million of related debt issuance costs.

Revolving Line of Credit with Access Industries — On March 27, 2008, LyondellBasell AF entered into a $750 million committed revolving line of credit facility with Access Industries Holdings LLC. Borrowings under the facility are available to Lyondell Chemical and a subsidiary of the Basell Group.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Related Party Transactions — (Continued)

Related party transactions are summarized as follows:

	Successor	Predecessor
	For the	For the
	Period from	Period from
	December 21	January 1
	through	through
	December 31,	December 20,
Millions of dollars	2007	2007
Lyondell Chemical billed related parties for:
Sales of products and processing services —
Basell Group	$2	$32
Occidental	—	753
Shared services and shared site agreements —
Basell Group	4	—
Interest — Basell Group	3	—
Royalties — Basell Group	6	—
Lyondell Chemical was billed by related parties for:
Purchases of products and processing services —
Basell Group	$—	$6
Occidental	—	38
Shared services, transition and lease agreements —
Occidental	—	7
Interest — Basell Group	33	—

7.	Equity Interest and Acquisition of Houston Refining LP

On August 16, 2006, Lyondell Chemical purchased CITGO’s 41.25% ownership interest in Houston Refining, resulting in 100% ownership and consolidation of Houston Refining. During 2007, a reimbursement of $94 million for taxes was made to CITGO, which Lyondell Chemical previously estimated to be $97 million, resulting in a $3 million reduction in the purchase price.

8.	Investment in PO Joint Ventures

Lyondell Chemical, together with Bayer AG and Bayer Corporation (collectively “Bayer”), share ownership in a U.S. propylene oxide (“PO”) manufacturing joint venture (the “U.S. PO Joint Venture”) and a separate joint venture for certain related PO technology. Bayer’s ownership interest represents ownership of 1.6 billion pounds of annual in-kind PO production of the U.S. PO Joint Venture. Lyondell Chemical takes in kind the remaining PO production and all co-product (styrene monomer (“SM” or “styrene”) and tertiary butyl ether (“TBA”)) production from the U.S. PO Joint Venture.

A separate manufacturing joint venture (the “European PO Joint Venture”), which includes a world-scale PO/SM plant at Maasvlakte near Rotterdam, The Netherlands, is owned 50% by Bayer and, through December 20, 2007, 50% by Lyondell Chemical. Concurrent with the December 20, 2007 acquisition of Lyondell Chemical by LyondellBasell AF, Lyondell Chemical sold certain non-U.S. subsidiaries to the Basell Group, including Lyondell Chemical’s subsidiaries that owned Lyondell Chemical’s investment in the European PO Joint Venture.

Lyondell Chemical and Bayer do not share marketing or product sales under the U.S. PO Joint Venture. Lyondell Chemical operates the U.S. PO Joint Venture’s plants and arranges and coordinates the logistics of

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Investment in PO Joint Ventures — (Continued)

product delivery. The partners share in the cost of production and logistics based on their product offtake. Similar arrangements prevailed through December 20, 2007 with respect to the European PO Joint Venture.

Lyondell Chemical reports the cost of its product offtake as inventory and cost of sales in its consolidated financial statements. Related cash flows are reported in the operating cash flow section of the consolidated statements of cash flows. Lyondell Chemical investment in the PO joint ventures is reduced through recognition of its share of the depreciation and amortization of the assets of the joint ventures which is included in cost of sales. Other changes in the investment balance are principally due to additional capital investments by Lyondell Chemical in the PO joint ventures and to revaluation of the investment to reflect the values assigned in LyondellBasell Industries’ accounting for the acquisition of Lyondell Chemical. Lyondell Chemical’s contributions to the PO joint ventures are reported as “Contributions and advances to affiliates” in the consolidated statements of cash flows.

Changes in Lyondell Chemical’s investment in 2007 are summarized as follows:

	U.S. PO	European PO	Total PO
Millions of dollars	Joint Venture	Joint Venture	Joint Ventures

Investment in PO joint ventures — January 1, 2007	$504	$274	$778
Cash contributions, net	19	26	45
Depreciation and amortization	(33)	(14)	(47)
Effect of exchange rate changes	—	25	25
Sale of investment to the Basell Group	—	(405)	(405)
Revaluation of investment	73	94	167

Investment in PO joint ventures — December 20, 2007	563	$—	563

Cash contributions, net	2		2
Depreciation and amortization	(1)		(1)

Investment in U.S. PO joint venture — December 31, 2007	$564		$564

9.	Accounts Receivable

Lyondell Chemical sells its products primarily to other industrial concerns in the petrochemicals and refining industries. Lyondell Chemical performs ongoing credit evaluations of its customers’ financial condition and, in certain circumstances, requires letters of credit from them. The Consolidated Statements of Operations included a credit to income of $1 million in 2007.

On December 20, 2007, as part of the acquisition of Lyondell Chemical by LyondellBasell AF, Lyondell Chemical entered into a five-year $1,150 million Accounts Receivable Securitization Facility and terminated the $150 million and $600 million accounts receivable sales facilities, maintained by Lyondell Chemical Company (without its consolidated subsidiaries, “LCC”) and its wholly owned subsidiary, Equistar, respectively.

Accounts receivable are reduced by the sales of interests in the pool. Increases and decreases in the amounts sold are reflected in operating cash flows in the Consolidated Statements of Cash Flows, representing collections of sales revenue. Fees related to the sales are included in “Selling, general and administrative expenses” in the Consolidated Statements of Operations. The amount of outstanding receivables sold under the new facility was $1,000 million as of December 31, 2007.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Depreciation and Amortization

Depreciation and amortization expense is summarized as follows:

	Successor	Predecessor
	For the	For the
	Period from	Period from
	December 21	January 1
	through	through
	December 31,	December 20,
Millions of dollars	2007	2007
Property, plant and equipment	$29	$664
Investment in PO joint ventures	1	47
Turnaround costs	4	85
Technology, patent and license costs	1	6
Software costs	—	23
Other	4	38

Total depreciation and amortization	$39	$860

In addition to the depreciation and amortization expense shown above, amortization of debt issuance costs included in interest expense in the Consolidated Statements of Operations was $6 million and $15 million, respectively, for the Successor and Predecessor periods in 2007.

Amortization of identifiable intangible assets, included above as well as deferred debt issuance costs for the next five years is expected to be $454 million in 2008, $229 million in 2009, $199 million in 2010, $175 million in 2011, and $142 million in 2012.

Maintenance and repair expenses were $18 million and $630 million, respectively, in the 2007 Successor and Predecessor periods and $488 million.

11.	Long-Term Debt

Lyondell Chemical’s long-term debt includes debt obligations of Lyondell Chemical’s wholly owned subsidiaries, Equistar and Millennium, and of Lyondell Chemical Company without its consolidated subsidiaries (“LCC”).

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Long-Term Debt — (Continued)

Loans, notes, debentures and other long-term debt due to banks and other unrelated parties consisted of the following at December 31 2007, see Note 20:

Amount
Millions of dollars	Outstanding

Bank credit facilities:
Lyondell Chemical senior secured credit facility:
Term loan A due 2013	$1,500
Term loan B due 2014 ($75 million of discount)	7,475
Lyondell Chemical $1,000 million inventory-based credit facility	100
LCC notes and debentures:
Debentures due 2010, 10.25% ($4 million of premium)	104
Debentures due 2020, 9.8% ($3 million of discount)	222
Senior Unsecured Notes due 2014, 8%	3
Senior Unsecured Notes due 2016, 8.25%	1
Equistar notes and debentures:
Senior Notes due 2008, 10.125%	8
Senior Notes due 2011, 10.625%	4
Debentures due 2026, 7.55% ($21 million of discount)	129
Notes due 2009, 8.75%	15
Millennium notes and debentures:
Senior Debentures due 2026, 7.625% ($72 million of discount)	170
Convertible Senior Debentures due 2023, 4%	158
Pushdown Debt from Parent — Bridge Loan	8,000

Total	17,889
Less current maturities	(435)

$17,454

On December 20, 2007, Lyondell Chemical entered into a note payable with LyondellBasell AF and received proceeds of $7,166 million. The note matures in 2014. In addition, Lyondell Chemical recognized in its financial statements $834 million of push-down debt for which Lyondell Chemical is not the primary obligor, but which it has guaranteed, and which was used by LyondellBasell AF in the acquisition of Lyondell Chemical. Combined, these represent the $8,000 million of Long-Term Debt — Related Parties. For additional information related to Long-Term Deb, see Note 21.

On December 20, 2007, in connection with the acquisition of Lyondell Chemical by LyondellBasell AF, Lyondell Chemical and other subsidiaries of the Basell Group entered into a Senior Secured Credit Facility. The Senior Secured Credit Facility consists of a six-year $2,000 million term loan A facility due 2013, a seven-year $7,550 million and €1,300 million term loan B facility due 2014 and a six-year $1,000 million multicurrency revolving credit facility due 2013. Lyondell Chemical borrowed $1,500 million and $7,550 million, respectively, under the term loans A and B facilities and none under the revolving credit facility, see Note 20.

Lyondell Chemical, together with its wholly owned subsidiaries Equistar and Houston Refining and a U.S.-based subsidiary of the Basell Group, also entered into a five-year $1,000 million senior secured inventory-based credit facility, which matures in December 2012. The revolving credit facility under the Senior

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Long-Term Debt — (Continued)

Secured Credit Facility was undrawn at December 31, 2007 and amounts available under the facility were reduced by outstanding letters of credit provided under the credit facility, which totaled $20 million as of December 31, 2007.

LCC and certain of its subsidiaries are guarantors of certain debt of the Basell Group, including an $8,000 million Interim loan, 8.375% High Yield Notes due 2015, comprising borrowings of $615 million and €500 million ($736 million), and amounts borrowed by the Basell Group under the Senior Secured Credit Facility, consisting of $500 million borrowed under term loan A and €1,287 million ($1,894 million) under term loan B. The Interim loan is secured by a second priority interest over the collateral securing the Senior Secured Credit Facility. The Interim loan, together with the proceeds from other borrowings, was used to finance the acquisition of Lyondell Chemical. If not repaid prior to the 12 months tenure, the Interim Loan converts to a senior secured loan in December 2008 and is due December 2015. Accordingly, Lyondell Chemical recognized in its financial statements $834 million of this debt, for which it is not the primary obligor. In addition, certain subsidiaries of LCC are guarantors under the inventory-based credit facility. LCC also guarantees Equistar’s 7.55% Debentures due 2026 in the principal amount of $150 million, see Note 20.

LCC long-term debt — On December 20, 2007, LCC retired $1,753 million principal amount outstanding under its $2.65 billion senior secured term loan and terminated its then-existing senior secured credit facility, including the term loan and a $1,055 million revolving credit facility.

Pursuant to tender offers, in December 2007, LCC repaid $2,605 million principal amount of debt, comprising $899 million of its 8.25% Senior Unsecured Notes due 2016, $872 million of its 8% Senior Unsecured Notes due 2014, $510 million of its 6.875% Senior Unsecured Notes due 2017 and $324 million of its 10.5% Senior Secured Notes due 2013, paying premiums totaling $418 million.

LCC called and repaid the remaining principal amounts of $1 million of its 8.25% Senior Secured Notes due 2016 and $3 million of its 8% Senior Unsecured Notes due 2014 in February 2008, paying premiums totaling $1 million.

Also during 2007, LCC repaid $278 million principal amount of its 11.125% Senior Secured Notes due 2012, paying premiums totaling $18 million, and $18 million principal amount of the $2.65 billion LCC term loan due 2013. Lyondell Chemical also obtained consents to a proposed amendment of a restrictive provision of the indenture related to its 10.5% Senior Secured Notes due 2013, which required Lyondell Chemical to refinance subordinated debt with new subordinated debt. The amendment permitted the refinancing of subordinated debt with senior debt. As a result, Lyondell Chemical issued $510 million principal amount of LCC 6.875% Senior Unsecured Notes due 2017, paying debt issuance costs of $8 million, and repaid, at par, the outstanding $500 million principal amount of LCC’s 10.875% Senior Subordinated Notes due 2009.

Equistar long-term debt — Equistar’s Debentures due 2026 are secured equally and ratably with the Senior Secured Credit Facility and the Interim loan generally by liens on any Equistar plant for the production of petrochemicals and ownership interests in entities with such plants.

On December 20, 2007, Equistar repaid $300 million principal amount outstanding under its $400 million inventory-based revolving credit facility and repurchased the $575 million amount of outstanding receivables sold under its $600 million accounts receivable sales facility (see Note 9) and terminated both facilities.

Pursuant to tender offers, in December 2007, Equistar repaid $1,373 million principal amount of debt, comprising $585 million of Equistar’s 8.75% Notes due 2009, $396 million of Equistar’s 10.625% Senior Notes due 2011 and $392 million of Equistar’s 10.125% Senior Notes due 2008, paying premiums totaling $71 million.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Long-Term Debt — (Continued)

Also during 2007, Equistar repaid $300 million principal amount of its 10.125% Senior Notes due 2008 and $300 million principal amount of its 10.625% Senior Notes due 2011, paying premiums totaling $32 million.

In February 2008, Equistar called and repaid the remaining principal amounts of $15 million of Equistar’s 8.75% Notes due 2009, $4 million of Equistar’s 10.625% Senior Notes due 2011 and $8 million of Equistar’s 10.125% Senior Notes due 2008, paying premiums totaling $1 million.

Millennium long-term debt — In 2007, prior to Lyondell Chemical’s acquisition by LyondellBasell AF, $106 million principal amount of the 4% Convertible Senior Debentures due 2023 was repaid using a combination of Lyondell Chemical common stock and cash valued at $385 million. Pursuant to the indenture governing the Debentures due 2023 and subsequent to the acquisition, the Debentures were convertible at a conversion rate of 75.7633 shares of Lyondell Chemical common stock per one thousand dollar principal amount of the Debentures. The $44 million principal amount of the Debentures outstanding at December 31, 2007 was converted into cash of $158 million and paid in January 2008.

Also during 2007, Millennium repaid the remaining $373 million principal amount of its 9.25% Senior Notes due 2008, paying a premium of $13 million, and $4 million principal amount of its 7.625% Senior Debentures due 2026.

In 2006, a U.K. subsidiary of Millennium entered into a new €60 million, five-year, revolving credit facility. The U.K. subsidiary was part of the inorganic chemicals business and any borrowing under the facility was repaid and terminated by Millennium during 2007, as required, using proceeds of the sale of that business.

12.	Lease Commitments

Lyondell Chemical leases various facilities and equipment under noncancelable operating lease arrangements for varying periods. Operating leases include leases of railcars used in the distribution of products in Lyondell Chemical’s business. Net rental expense for the 2007 Successor and Predecessor periods combined was $300 million.

13.	Financial Instruments and Derivatives

Lyondell Chemical is exposed to market risks, such as changes in commodity pricing, currency exchange rates and interest rates. To manage the volatility related to these exposures, Lyondell Chemical selectively enters into derivative transactions pursuant to Lyondell Chemical’s policies. Designation of the derivatives as fair-value or cash-flow hedges is performed on a specific exposure basis. Hedge accounting may not be elected with respect to certain short-term exposures. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged.

Commodity Price Risk Management — Lyondell Chemical is exposed to commodity price volatility related to anticipated purchases of natural gas, crude oil and other raw materials and sales of its products. Lyondell Chemical selectively uses commodity swap, option and futures contracts with various terms to manage the volatility related to these risks. Such contracts are generally limited to durations of one year or less. Cash-flow hedging is normally elected for the derivative transactions; however, in some cases, when the duration of the derivative is short, hedge accounting is not elected. When the hedge accounting is not elected, the changes in fair value of these instruments are recorded in earnings. When hedge accounting is elected, gains and losses on these instruments are deferred in accumulated other comprehensive income (“AOCI”) until the underlying transaction is recognized in earnings. Lyondell Chemical entered into futures contracts in 2007,

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Financial Instruments and Derivatives — (Continued)

with respect to purchases of crude oil and sales of gasoline and heating oil. These futures transactions were not designated as hedges, and the changes in the fair value of the futures contracts were recognized in earnings. During 2007, Lyondell Chemical settled futures positions of 1,336 million gallons of gasoline and heating oil, which resulted in a net gain of $53 million. In 2007, Lyondell Chemical entered into commodity swaps with respect to purchases of crude oil, which were designated as cash flow hedges. Lyondell Chemical settled futures contracts of 4 million barrels of crude oil during 2007, resulting in a net gain of $3 million.

At December 31, 2007 futures contracts for 20 million gallons of gasoline and heating oil in the notional amount of $25 million, maturing in February and March of 2008, were outstanding. Earnings included unrealized net gains of $60 million in 2007 related to these contracts.

Also during 2007, Lyondell Chemical entered into futures contracts designated as cash flow hedges to offset the effect of changes in the price of silver used as catalyst in the production process. At December 31, 2007, futures contracts for 1 million troy ounces of silver in the notional amount of $15 million, maturing in September 2008, were outstanding. Gains, related to these cash flow hedges, of less than $1 million were deferred in AOCI as of December 31, 2007.

Lyondell Chemical also entered into futures contracts designated as cash flow hedges to offset the changes in the price of natural gas. At December 31, 2007, futures contracts for 680,000 mmbtu of natural gas in the notional amount of $5 million were outstanding. Losses of less than $1 million related to these contracts, which matured in January and February 2008, were deferred in AOCI as of December 31, 2007.

Foreign Currency Exposure Management — Lyondell Chemical manufactures and markets its products in a number of countries throughout the world and, as a result, is exposed to changes in currency exchange rates. Costs in some countries are incurred, in part, in currencies other than the applicable functional currency. Lyondell Chemical selectively utilizes forward, swap and option derivative contracts with terms normally lasting less than three months to protect against the adverse effect that currency exchange rate fluctuations may have on foreign currency denominated trade receivables and trade payables. These derivatives generally are not designated as hedges for accounting purposes. There were no outstanding foreign currency forward, swap or option contracts at December 31, 2007.

As a result of foreign currency transactions, Lyondell Chemical had a net gain of $43 million in 2007. The net gain in 2007 primarily related to intercompany loans and reflected the significant increase in value of the euro compared to the U.S. dollar during 2007 and the determination that certain outstanding intercompany debt will be repaid in the foreseeable future.

Interest Rate Risk Management — Lyondell Chemical selectively used derivative instruments to manage the ratio of fixed-to variable-rate debt at Millennium. In 2007, Lyondell Chemical terminated all of its outstanding interest rate swap agreements upon repayment of the underlying debt and recorded a loss of $2 million.

14.	Pension and Other Postretirement Cost

Lyondell Chemical has defined benefit pension plans which cover employees in the United States and a number of other countries. Retirement benefits are generally based on years of service and the employee’s highest compensation for any consecutive 36-month period during the last 120 months of service or other compensation measures as defined under the respective plan provisions. Lyondell Chemical funds the plans through contributions to pension trust funds, generally subject to minimum funding requirements as provided by applicable law. Lyondell Chemical also has unfunded supplemental nonqualified retirement plans, which provide pension benefits for certain employees in excess of the U.S. tax-qualified plans’ limits. In addition, Lyondell Chemical sponsors unfunded postretirement benefit plans other than pensions for U.S. employees,

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Pension and Other Postretirement Cost — (Continued)

which provide medical and life insurance benefits. The postretirement medical plans are contributory, while the life insurance plans are generally noncontributory. The life insurance benefits under certain plans are provided to employees who retired before July 1, 2002.

The following table provides the components of net periodic pension costs allocated to continuing operations:

			Predecessor
	Successor		For the Period
	For the Period		from
	from December 21		January 1
	through		through
	December 31,		December 20,
	2007		2007
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Service cost	$2	$—	$51	$11
Interest cost	3	—	88	14
Actual return on plan assets	(5)	—	(108)	(1)
Less- return in excess of (less than) expected return	1	—	10	(15)

Expected return on plan assets	(4)	—	(98)	(16)
Prior service cost (benefit) amortization	—	—	(1)	—
Actuarial and investment loss amortization	—	—	15	1

Net periodic benefit cost	$1	$—	$55	$10

The following table provides the components of net periodic other postretirement benefit costs allocated to continuing operations:

For the
Period from
January 1
through
December 20,
Millions of dollars	2007

Service cost	$5
Interest cost	15
Prior service benefit amortization	(7)
Recognized actuarial loss	—

Net periodic benefit cost	$13

Amounts for the Successor period from December 20 to December 31, 2007 were immaterial.

The assumptions used in determining net benefit costs for Lyondell Chemical’s pension and other postretirement benefit plans were as follows for the year ended December 31, 2007:

	U.S.	Non-U.S.

Weighted-average assumptions for the year:
Discount rate	5.75%	4.21%
Expected return on plan assets	8.00%	5.53%
Rate of compensation increase	4.50%	4.44%

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Pension and Other Postretirement Cost — (Continued)

The assumed annual rate of increase in the per capita cost of covered health care benefits as of December 31, 2007 was 9% for 2008, decreasing 1% per year to 5% in 2012 and thereafter. At December 31, 2007, similar cost escalation assumptions were used. The health care cost trend rate assumption does not have a significant effect on the amounts reported due to limits on Lyondell Chemical’s maximum contribution level to the medical plan. To illustrate, increasing or decreasing the assumed health care cost trend rates by one percentage point in each year would not have a material effect on the aggregate service and interest cost components of the net periodic other postretirement benefit cost for the year then ended.

Management’s goal is to manage pension investments over the long term to achieve optimal returns with an acceptable level of risk and volatility. Lyondell Chemical’s targeted asset allocations for the U.S. plans of 55% U.S. equity securities, 15% non-U.S. equity securities, 25% fixed income securities and 5% investments in real estate are based on recommendations by Lyondell’s independent pension investment advisor. Lyondell’s expected long-term rate of return on plan assets of 8% is based on the average level of earnings that its independent pension investment advisor has advised could be expected to be earned over time on such allocation. Investment policies prohibit investments in securities issued by Lyondell or investment in speculative derivative instruments. The investments, except for real estate, are marketable securities that provide sufficient liquidity to meet expected benefit obligation payments.

Lyondell Chemical also maintains voluntary defined contribution savings plans for eligible employees. Contributions to these plans were $32 million in 2007.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Income Taxes

The significant components of the provision for income taxes relating to continuing operations were as follows:

	Successor	Predecessor
	For the	For the
	Period from	Period from
	December 21	January 1
	through	through
	December 31,	December 20,
Millions of dollars	2007	2007
Current:
Federal	$—	$46
Non-U.S.	—	63
State	—	6

Total current	—	115

Deferred:
Federal	(11)	(3)
Non-U.S.	(6)	(8)
State	(8)	(11)

Total deferred	(25)	(22)

Provision for (benefit from) income taxes before tax effects of other comprehensive income	(25)	93
Tax effects of elements of other comprehensive income:
Cumulative translation adjustment	5	16
Minimum pension liability	—	—

Total income tax expense in comprehensive income	$(20)	$109

Income tax expenses related to discontinued operations are discussed in Note 4.

Certain income tax returns of Lyondell Chemical and various of its subsidiaries are under examination by the Internal Revenue Service (“IRS”) and various other non-U.S. and state tax authorities. In many cases, these audits may result in proposed assessments by the tax authorities. Lyondell Chemical believes that its tax positions comply with applicable tax law and intends to defend its positions through appropriate administrative and judicial processes.

Tax benefits totaling $179 million relating to uncertain tax positions taken in prior years, including $44 million pertaining to discontinued operations, were unrecognized as of January 1, 2007 (see Note 2). The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits for the year ended December 31, 2007:

Millions of dollars

Balance at January 1, 2007	$179
Reductions for tax positions of prior years	(46)
Settlements	(118)

Balance at December 31, 2007	$15

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Income Taxes — (Continued)

As a result of the sale of the inorganic chemicals business, unrecognized tax benefits for tax positions in prior years decreased by $44 million.

A substantial portion of the uncertainties at January 1, 2007 were related to passive foreign income for the years 1997 to 2001 and resulting capital loss benefits that were subsequently recognized. IRS audit examination and appeal of the matter was completed during 2007, and resulted in the $118 million decrease in the amount of unrecognized tax benefits during 2007, consisting of payments of $10 million and reversals of $108 million, which reduced goodwill by $34 million and deferred tax assets by $74 million.

The remaining amount of unrecognized tax benefits, if recognized, would not affect the effective tax rate. Lyondell Chemical is no longer subject to any significant income tax examinations by tax authorities for years prior to 2005.

Lyondell Chemical recognizes interest related to uncertain income tax positions in interest expense. Lyondell Chemical’s accrued liability for interest expense was $17 million at December 31, 2007. During the year ended December 31, 2007, Lyondell Chemical paid interest of $26 million related to the settlements and reduced accrued interest by $43 million, which was recognized as a $36 million reduction in goodwill and a $7 million reduction of interest expense.

There were no undistributed earnings of foreign subsidiaries on which deferred income taxes were not provided at December 31, 2007.

The domestic and non-U.S. components of income (loss) before income taxes and a reconciliation of the income tax provision (benefit) to theoretical income tax computed by applying the U.S. federal statutory tax rate are as follows:

	Successor	Predecessor
	For the	For the
	Period from	Period from
	December 21	January 1
	through	through
	December 31,	December 20,
Millions of dollars	2007	2007
Income (loss) before income taxes:
Domestic	$(157)	$(9)
Non-U.S.	(17)	198

Total	$(174)	$189

Theoretical income tax at U.S. statutory rate	$(61)	$66
Increase (reduction) resulting from:
Purchased in-process R&D	33	—
Acquisition-related costs	—	14
Redemption of life insurance	—	10
Other effects of non-U.S. operations	1	2
Changes in estimates for prior year items	—	4
State income taxes, net of federal	—	(8)
Other, net	2	5

Income tax provision (benefit)	$(25)	$93

Effective income tax rate	14.4%	49.3%

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Commitments and Contingencies

Commitments  — Lyondell Chemical has various purchase commitments for materials, supplies and services incident to the ordinary conduct of business, generally for quantities required for its businesses and at prevailing market prices. These commitments are designed to assure sources of supply and are not expected to be in excess of normal requirements.

At December 31, 2007, estimated future minimum payments under these contracts with noncancelable contract terms in excess of one year were as follows:

Millions of dollars

2008	$494
2009	429
2010	418
2011	415
2012	406
Thereafter through 2023	3,048

Total minimum contract payments	$5,210

Lyondell Chemical’s total purchases under these agreements were $919 million in 2007.

Environmental Remediation — Lyondell Chemical’s accrued liability for future environmental remediation costs at current and former plant sites and other remediation sites totaled $207 million as of December 31, 2007 and. The remediation expenditures are expected to occur over a number of years, and not to be concentrated in any single year. In the opinion of management, it is reasonably possible that losses in excess of the liabilities recorded may have been incurred. However, we cannot estimate any amount or range of such possible losses. New information about sites, new technology or future developments such as involvement in investigations by regulatory agencies, could require Lyondell Chemical to reassess its potential exposure related to environmental matters.

The following table summarizes the activity in Lyondell Chemical’s accrued environmental liability for the following periods:

	Successor	Predecessor
	Period from	Period from
	December 21	January 1
	through	through
	December 31,	December 20,
Millions of dollars	2007	2007
Balance at beginning of period	$207	$176
Additional provisions	—	52
Amounts paid	—	(21)

Balance at end of period	$207	$207

The liabilities for individual sites range from less than $1 million to $145 million in 2007. The $145 million liability relates to the Kalamazoo River Superfund Site.

A Millennium subsidiary has been identified as a Potential Responsible Party (“PRP”) with respect to the Kalamazoo River Superfund Site. The site involves cleanup of river sediments and floodplain soils contaminated with polychlorinated biphenyls, cleanup of former paper mill operations, and cleanup and closure of landfills associated with the former paper mill operations.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Commitments and Contingencies — (Continued)

In 2000, the Kalamazoo River Study Group (the “KRSG”), of which the Millennium subsidiary and other PRPs are members, submitted to the State of Michigan a Draft Remedial Investigation and Draft Feasibility Study, which evaluated a number of remedial options for the river. The estimated costs for these remedial options ranged from $0 to $2.5 billion. Although the KRSG study identified a broad range of remedial options, not all of those options would represent reasonably possible outcomes. Management does not believe that any single remedy among those options represented the highest-cost reasonably possible outcome.

In 2004, Lyondell Chemical recognized a liability representing Millennium’s interim allocation of 55% of the $73 million total of estimated cost of riverbank stabilization, recommended as the preferred remedy in 2000 by the KRSG study, and of certain other costs.

At the end of 2001, the U.S. Environmental Protection Agency (“EPA”) took lead responsibility for the river portion of the site at the request of the State of Michigan. In 2004, the EPA initiated a confidential process to facilitate discussions among the agency, the Millennium subsidiary, other PRPs, the Michigan Departments of Environmental Quality and Natural Resources, and certain federal natural resource trustees about the need for additional investigation activities and different possible approaches for addressing the contamination in and along the Kalamazoo River. As these discussions have continued, management has obtained new information about regulatory oversight costs and other remediation costs, including a proposed remedy to be applied to a specific portion of the river, and has been able to reasonably estimate anticipated costs for certain other segments of river, based in part on experience to date with the remedy currently being applied to the one portion of the river. As a result, Lyondell Chemical recognized $47 million in 2007 for additional estimated probable future remediation costs.

As of December 31, 2007, the probable additional future remediation spending associated with the river cannot be determined with certainty, but the amounts accrued are believed to be the current best estimate of future costs, based on information currently available. The balance of the liability related to the river was $98 million at December 31, 2007.

In addition Lyondell Chemical has recognized a liability primarily related to Millennium’s estimated share of remediation costs for two former paper mill sites and associated landfills, which are also part of the Kalamazoo River Superfund Site. At December 31, 2007, the balance of the liability was $47 million. Although no final agreement has been reached as to the ultimate remedy for these locations, Millennium has begun remediation activity related to these sites.

Millennium’s ultimate liability for the Kalamazoo River Superfund Site will depend on many factors that have not yet been determined, including the ultimate remedies selected, the determination of natural resource damages, the number and financial viability of the other PRPs, and the determination of the final allocation among the PRPs.

The balance, at December 31, 2007 and 2008, of Lyondell Chemical remediation liabilities related to Millennium sites other than the Kalamazoo River Superfund Site was $36 million.

Litigation — On April 12, 2005, BASF Corporation (“BASF”) filed a lawsuit in New Jersey against Lyondell Chemical asserting various claims relating to alleged breaches of a PO sales contract and seeking damages in excess of $100 million. Lyondell Chemical denies it breached the contract. Lyondell Chemical believes the maximum refund due to BASF is $22.5 million on such PO sales and has paid such amount to BASF. On August 13, 2007, the jury returned a verdict in favor of BASF in the amount of approximately $170 million (which includes the above $22.5 million). On October 3, 2007, the judge determined that prejudgment interest on the verdict would be $36 million. Lyondell Chemical is appealing this verdict and has posted a bond, which is collateralized by a $200 million letter of credit. Lyondell Chemical does not expect

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Commitments and Contingencies — (Continued)

the verdict to result in any material adverse effect on its business, financial position, liquidity or results of operations.

Together with alleged past manufacturers of lead-based paint and lead pigments for use in paint, Millennium has been named as a defendant in various legal proceedings alleging personal injury, property damage, and remediation costs allegedly associated with the use of these products. The majority of these legal proceedings assert unspecified monetary damages in excess of the statutory minimum and, in certain cases, seek equitable relief such as abatement of lead-based paint in buildings. Legal proceedings relating to lead pigment or paint are in various trial stages and post-dismissal settings, some of which are on appeal.

One legal proceeding relating to lead pigment or paint was tried in 2002. On October 29, 2002, the judge in that case declared a mistrial after the jury declared itself deadlocked. The sole issue before the jury was whether lead pigment in paint in and on Rhode Island buildings constituted a “public nuisance.” The re-trial of this case began on November 1, 2005. On February 22, 2006, a jury returned a verdict in favor of the State of Rhode Island finding that the cumulative presence of lead pigments in paints and coatings on buildings in the state constitutes a public nuisance; that a Millennium subsidiary, Millennium Holdings, LLC, and other defendants either caused or substantially contributed to the creation of the public nuisance; and that those defendants, including the Millennium subsidiary, should be ordered to abate the public nuisance. On February 28, 2006, the judge held that the state could not proceed with its claim for punitive damages. On February 26, 2007, the court issued its decision denying the post-verdict motions of the defendants, including Millennium, for a mistrial or a new trial. The court concluded that it would enter an order of abatement and appoint a special master to assist the court in determining the scope of the abatement remedy. On March 16, 2007, the court entered a final judgment on the jury’s verdict. On March 20, 2007, Millennium filed its notice of appeal with the Rhode Island Supreme Court. On December 18, 2007, the trial court appointed two special masters to serve as “examiners” and to assist the trial court in the proposed abatement proceedings. On May 15, 2008, the Rhode Island Supreme Court heard oral argument on, among other things, Millennium’s appeal of the jury’s verdict in favor of the State of Rhode Island. On July 1, 2008, the Rhode Island Supreme Court unanimously reversed the jury’s verdict and subsequent judgment against Millennium and the other defendants. The Rhode Island Supreme Court’s verdict effectively ends this legal proceeding.

Millennium’s defense costs to date for lead-based paint and lead pigment litigation largely have been covered by insurance. Millennium has insurance policies that potentially provide approximately $1 billion in indemnity coverage for lead-based paint and lead pigment litigation. Millennium’s ability to collect under the indemnity coverage would depend upon, among other things, the resolution of certain potential coverage defenses that the insurers are likely to assert and the solvency of the various insurance carriers that are part of the coverage block at the time of such a request.

While Lyondell Chemical believes that Millennium has valid defenses to all the lead-based paint and lead pigment proceedings and is vigorously defending them, litigation is inherently subject to many uncertainties. Any liability that Millennium may ultimately incur, net of any insurance or other recoveries, cannot be estimated at this time.

Indemnification — Lyondell Chemical and its joint ventures are parties to various indemnification arrangements, including arrangements entered into in connection with acquisitions, divestitures and the formation of joint ventures. For example, Lyondell Chemical entered into indemnification arrangements in connection with the transfer of assets and liabilities from Atlantic Richfield Company to Lyondell Chemical prior to Lyondell Chemical’s initial public offering and in connection with Lyondell Chemical’s acquisition of the outstanding shares of ARCO Chemical Company; Equistar and its owner companies (including Lyondell Chemical and Millennium) entered into indemnification arrangements in connection with the formation of Equistar; and Millennium entered into indemnification arrangements in connection with its demerger from

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Commitments and Contingencies — (Continued)

Hanson plc. Pursuant to these arrangements, Lyondell Chemical and its joint ventures provide indemnification to and/or receive indemnification from other parties in connection with liabilities that may arise in connection with the transactions and in connection with activities prior to completion of the transactions. These indemnification arrangements typically include provisions pertaining to third party claims relating to environmental and tax matters and various types of litigation. As of December 31, 2007, Lyondell Chemical has not accrued any significant amounts for such indemnification obligations, and is not aware of other circumstances that would be likely to lead to significant future indemnification claims against Lyondell Chemical. Lyondell Chemical cannot determine with certainty the potential amount of future payments under the indemnification arrangements until events arise that would trigger a liability under the arrangements.

Other  — Lyondell Chemical and its joint ventures are, from time to time, defendants in lawsuits and other commercial disputes, some of which are not covered by insurance. Many of these suits make no specific claim for relief. Although final determination of any liability and resulting financial impact with respect to any such matters cannot be ascertained with any degree of certainty, management does not believe that any ultimate uninsured liability resulting from these matters will, individually or in the aggregate, have a material adverse effect on the financial position, liquidity or results of operations of Lyondell Chemical.

General  — In the opinion of management, the matters discussed in this note are not expected to have a material adverse effect on the financial position or liquidity of Lyondell Chemical. However, the adverse resolution in any reporting period of one or more of these matters could have a material impact on Lyondell Chemical’s results of operations for that period, which may be mitigated by contribution or indemnification obligations of others, or by any insurance coverage that may be available.

17.	Share-Based Compensation

Under Lyondell’ Chemical s Amended and Restated 1999 Incentive Plan (the “Incentive Plan”), Lyondell Chemical granted awards of performance units, restricted stock and stock options to certain employees. Restricted stock, restricted stock units and stock option awards were also made to directors under other incentive plans. In addition, Lyondell Chemical issued phantom restricted stock, phantom stock options and performance units to certain other employees under still other incentive plans. As a result of the acquisition of Lyondell Chemical by LyondellBasell, on December 20, 2007, all outstanding awards under these plans were settled for $319 million. At December 31, 2007, $49 million was unpaid. Lyondell Chemical has discontinued use of these incentive plans.

These awards resulted in compensation expense for 2007 of $200 million or $130 million, after tax. The compensation expense reflected awards vesting during the period and changes in valuation of previously vested awards other than stock options.

Performance Units — Performance units represented the right to a cash amount, unless Lyondell Chemical’s Board of Directors determined to pay the performance units under the Incentive Plan in shares of common stock, equal to the market value at payout of a target number of shares of Lyondell Chemical common stock, adjusted for performance. The actual payout could have ranged from 0% to 200% of the target number of performance units based on Lyondell Chemical’s three-year cumulative total shareholder return (common stock price growth plus dividends) relative to a chemical industry peer group. Performance units were accounted for as a liability award with compensation cost recognized over the performance period. As a result of change-in-control provisions, all performance units under Lyondell Chemical’s plans immediately vested and were converted into the right to receive a single lump sum payment equal to $48 per equivalent share of common stock.

Cash payments of $174 million were distributed to participants during 2007.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Share-Based Compensation — (Continued)

Stock Options — Stock options were granted with an exercise price of at least 100% of market value, had a contractual term of ten years and vested at a rate of one-third per year over three years, with accelerated vesting upon death, disability, retirement or change of control. On December 20, 2007 in connection with the acquisition of Lyondell Chemical by LyondellBasell AF, all outstanding options of Lyondell Chemical became fully exercisable and were cancelled in exchange for a lump sum payment, in cash, of the excess of $48 over the exercise price of the stock option, resulting in an obligation of $110 million, substantially all which were paid in 2007.

The total intrinsic value of options exercised during the year ended December 31, 2007 was $62 million and the related tax benefits were $20 million.

The fair value of each option award was estimated, based on several assumptions, on the date of grant using a Black-Scholes option valuation model. Upon adoption of SFAS No. 123 (revised), Lyondell Chemical modified its methods used to determine these assumptions prospectively based on the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107. The fair value and the assumptions used for the stock option grants are shown in the table below. The expected volatility assumption was based on historical and implied volatility.

2007

Fair value per share of options granted	$9.15
Fair value assumptions:
Dividend yield	3.60%
Expected volatility	35.09%
Risk-free interest rate	4.73%
Expected term, in years	6

Stock options were accounted for as equity instruments, and compensation cost was recognized using graded vesting over the three-year vesting period for years prior to 2007. As a result of the December 20, 2007 acquisition of Lyondell Chemical, all stock options vested and were settled in cash for an amount equal to $48 per share less the stock option exercise price. As a result, there was no unrecognized compensation cost related to stock options at December 20 and December 31, 2007.

Restricted Stock — Lyondell Chemical’s restricted stock arrangements under the Incentive Plan were divided equally into a restricted stock grant and an associated deferred cash payment. These restricted stock arrangements typically vested at a rate of one-third per year over three years, with accelerated vesting upon death, disability, retirement or change in control. The associated deferred cash award, paid when the shares of restricted stock vested, was equal to the fair market value of the restricted stock issued on the vesting date. Restricted stock was accounted for as an equity award, while the deferred cash component was accounted for as a liability award. Compensation expense, based on the market price of Lyondell Chemical stock at the date of the grant for the restricted stock and, for the deferred cash components, the market price at the earlier of the vesting date or the balance sheet date, was recognized using graded-vesting over the three-year vesting period for years prior to 2007. The 2005 deferred cash awards vested and $3 million was paid out as a result of the November 20, 2007 special meeting of shareholders approving the acquisition of Lyondell Chemical by LyondellBasell AF. On December 20, 2007, as part of the acquisition of Lyondell Chemical by LyondellBasell AF, the remaining deferred cash awards vested and each outstanding share of restricted stock under Lyondell Chemical’s restricted stock plans and long-term incentive plans was converted into a right to receive $48 in cash, resulting in a total obligation of $15 million, which was paid in 2007.

Phantom Awards — Phantom awards were accounted for as liability awards and compensation cost was recognized using graded-vesting over the three-year vesting period for years prior to 2007. In connection with

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Share-Based Compensation — (Continued)

the acquisition of Lyondell Chemical by LyondellBasell AF, outstanding phantom awards were converted into a right to receive $48 in cash, resulting in an obligation of $76 million, of which $48 million was paid in 2007.

18.	Supplemental Cash Flow Information

Supplemental cash flow information is summarized as follows:

	Successor	Predecessor
	For the	For the
	Period from	Period from
	December 21	January 1
	through	through
	December 31,	December 20,
Millions of dollars	2007	2007
Interest paid	$—	$736

Net income taxes paid	$—	$240

19.	Subsequent Events

Impairments — During the fourth quarter of 2008, Lyondell Chemical performed its annual impairment tests for goodwill. As a result of the review, Lyondell Chemical determined that its goodwill was impaired. The impairment was based on a review of the business segments performed by management in which discounted cash flows did not support the carrying value of the goodwill due to the rapid deterioration in the global economy and the effects on Lyondell Chemical’s operations in the latter part of the fourth quarter of 2008. Accordingly, in the fourth quarter of 2008, Lyondell Chemical recorded a charge to earnings of $4,921 million for impairment of the remaining goodwill related to the December 20, 2007 acquisition of Lyondell by LyondellBasell.

Bankruptcy Cases — On January 6, 2009, certain of Lyondell Chemical’s subsidiaries and a European affiliate, Basell Germany Holdings GmbH (“Germany Holdings” and collectively the “Initial Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “U.S. Bankruptcy Code”) in the U.S. Bankruptcy Court in the Southern District of New York (“U.S. Bankruptcy Court”). In addition, voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code were filed by LyondellBasell Industries AF S.C.A., the Luxembourg holding company, and its General Partner, LyondellBasell AF GP S.à.r.l., on April 24, 2009, and by thirteen additional U.S. Lyondell Chemical subsidiaries on May 8, 2009 (collectively, with the Initial Debtors, the “Debtors”). The Debtors continue to operate their businesses as debtors-in-possession (“DIP”) under the jurisdiction of the U.S. Bankruptcy Court and in accordance with the applicable provisions of the U.S. Bankruptcy Code.

On January 8, 2009, the Debtors received interim U.S. Bankruptcy Court approval, and on March 1, 2009, the final U.S. Bankruptcy Court approval, of the debtor-in possession financings that provided for facilities in an aggregate amount up to $8,500 million, as follows, comprising: (i) a $6,500 million term loan facility (“DIP Term Loan Facility”) consisting of: (a) $3,250 million of new funding (the “New Money Loans”) and (b) $3,250 million of a dollar-for-dollar “roll up” of previously outstanding senior secured loans (the “Roll-Up Loans”) and (ii) an asset-based facility with a revolving credit line initially in an amount up to $1,540 million (“DIP ABL Facility” and together with the DIP Term Loan Facility, the “DIP Financing”) subject to a borrowing base, with an option to increase this facility through the addition of new lenders by an amount up to $460 million so that the aggregate DIP ABL Facility equaled an amount up to $2,000 million. On March 12, 2009 and July 15, 2009, new lenders were added increasing the DIP Financing by $30 million and $50 million, respectively, to $8,120 million.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Subsequent Events — (Continued)

The initial proceeds of the DIP Financing were used: (i) to refinance, in full, (A) the Senior Secured Inventory-Based Facility, (B) the $1,150 million Accounts Receivable Securitization Facility (see Note 13), (C) the $200 million North American accounts receivable securitization program, and (D) the $100 million super emergency interim DIP Financing; (ii) to pay related transaction costs, fees and expenses; (iii) to provide working capital; and (iv) for other general corporate purposes of the Debtors as well as the non-U.S. subsidiaries of LyondellBasell AF. Not more than €700 million of the proceeds under the DIP Financing may be used to fund LyondellBasell AF’s non-U.S. subsidiaries. For the period from January 6, 2009 to December 31, 2009, the maximum amount advanced to LyondellBasell AF’s non-U.S. subsidiaries, pursuant to the term of the DIP Financing, was $634 million (€481 million at historical rates). At December 31, 2009, advances of $115 million (€80 million) were outstanding. Total cash held by LyondellBasell AF’s foreign operations may not exceed €200 million, after excluding certain items, including cash deemed restricted under the DIP Financing agreements due to settlement procedures under the European receivables securitization program, tax and legal considerations in certain countries, and pursuant to letters of credit and guarantees. On a weekly basis, cash in excess of the €200 million limit must be transferred to Lyondell Chemical, provided that the excess is at least €5 million.

The DIP Financing credit agreements were amended from time to time to, among other things, extend the maturity of the DIP Financing agreements from December 15, 2009 to April 6, 2010, with a one-time option to further extend the maturity to June 3, 2010. The maturity date of the DIP Financing agreements will be adjusted with the plan confirmation milestone, as may be extended based on the U.S. Bankruptcy Court’s availability.

In order to emerge from the Bankruptcy Cases, the U.S. Bankruptcy Court must find that the Debtors’ plan of reorganization complies with the requirements of the U.S. Bankruptcy Code. In addition, the Debtors must repay certain of their obligations under the DIP Financing and therefore, will be required to raise new debt and equity financing as stated in their Plan of Reorganization. The Debtors believe that their current and forecasted level of activity through April 6, 2010, the maturity date of the amended DIP Financing agreements, will be sufficient to maintain compliance with the DIP Financing and related forbearance agreements as discussed below, and to allow the Debtors to seek approval of a plan of reorganization and related restructuring of their debt. However, should business activity levels be below expectations or should margin volatility require more liquidity than the amount to which the Debtors have access through the DIP Financing or should any non-Debtor legal entity be subjected to an involuntary bankruptcy proceeding, the Debtors could default on their DIP Financing obligations. Upon an event of default, the DIP Financing lenders could seek to impose onerous credit and other terms as a condition for waiving the default or demand other concessions. Ultimately, the lenders could declare all the funds borrowed under the DIP Financing, together with accrued and unpaid interest, due and payable and could exercise remedies against their collateral and seek other relief. The outcome of these events and, in general, the Bankruptcy Cases is uncertain, which raises substantial doubt about the ability of LyondellBasell AF to continue as a going concern. While the Company has filed its plan of reorganization and is negotiating agreements with its creditors to enable the Company to emerge from bankruptcy, the outcome of these events, and in general, the Bankruptcy Cases is uncertain, which raises substantial doubt about the ability of Lyondell Chemical to continue as a going concern.

In 2009, in connection with the Bankruptcy Cases, Lyondell Chemical recognized charges related to its reorganization totaling $2,749 million, including charges for the write off of assets associated with a lease rejection; damage claims related to certain executory contracts; the net write off of unamortized debt issuance costs, premiums and discounts; environmental liabilities; professional fees associated with the chapter 11 proceedings; plant shutdown costs, primarily related to the shutdown of their olefin plant at Chocolate Bayou, Texas and the long-term idling of their ethylene glycol facility in Beaumont, Texas; and other costs.

FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
LYONDELLBASELL INDUSTRIES N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Successor		Predecessor
	Three			Three
	Months	May 1	January 1	Months	Nine Months
	Ended	through	through	Ended	Ended
	September 30,	September 30,	April 30,	September 30,	September 30,
Millions of dollars, except earnings per share	2010	2010	2010	2009	2009
Sales and other operating revenues:
Trade	$10,116	$16,771	$13,260	$8,488	$21,691
Related parties	186	303	207	124	320

	10,302	17,074	13,467	8,612	22,011
Operating costs and expenses:
Cost of sales	9,075	15,273	12,414	7,956	20,906
Selling, general and administrative expenses	204	333	308	199	633
Research and development expenses	35	58	55	38	105

	9,314	15,664	12,777	8,193	21,644

Operating income	988	1,410	690	419	367
Interest expense	(182)	(314)	(713)	(445)	(1,379)
Interest income	(4)	8	5	4	15
Other income (expense), net	(97)	(43)	(265)	135	291

Income (loss) before equity investments, reorganization items and income taxes	705	1,061	(283)	113	(706)
Income (loss) from equity investments	29	56	84	(168)	(166)
Reorganization items	(13)	(21)	8,010	(928)	(2,000)

Income (loss) before income taxes	721	1,096	7,811	(983)	(2,872)
Provision for (benefit from) income taxes	254	282	(693)	(332)	(851)

Net income (loss)	467	814	8,504	(651)	(2,021)
Less: net loss attributable to non-controlling interests	7	2	60	1	4

Net income (loss) attributable to the Company	$474	$816	$8,564	$(650)	$(2,017)

Earnings per share:
Net income (loss):
Basic	$0.84	$1.45

Diluted	$0.84	$1.45

Pro forma earnings per share:
Net income (loss):
Basic			$15.19	$(1.15)	$(3.58)

Diluted			$15.14	$(1.15)	$(3.58)

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.

CONSOLIDATED BALANCE SHEETS

	Successor	Predecessor
	September 30,	December 31,
Millions, except shares and par value data	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$4,832	$558
Short-term investments	—	11
Accounts receivable:
Trade, net	3,568	3,092
Related parties	232	195
Inventories	4,412	3,277
Prepaid expenses and other current assets	899	1,133

Total current assets	13,943	8,266
Property, plant and equipment, net	7,216	15,152
Investments and long-term receivables:
Investment in PO joint ventures	447	922
Equity investments	1,582	1,085
Other investments and long-term receivables	54	112
Goodwill	1,105	—
Intangible assets, net	1,411	1,861
Other assets	272	363

Total assets	$26,030	$27,761

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Current maturities of long-term debt	$8	$497
Short-term debt	518	6,182
Accounts payable:
Trade	1,832	1,627
Related parties	730	501
Accrued liabilities	1,513	1,390
Deferred income taxes	446	170

Total current liabilities	5,047	10,367
Long-term debt	6,799	305
Other liabilities	2,086	1,361
Deferred income taxes	1,155	2,081
Commitments and contingencies
Liabilities subject to compromise	—	22,494
Stockholders’ equity (deficit):
Class A ordinary shares, €0.04 par value, 1,000 million shares authorized and 332,326,676 shares issued at September 30, 2010	18	—
Class B ordinary shares, €0.04 par value, 275 million shares authorized and 233,347,097 shares issued at September 30, 2010	12	—
Predecessor common stock, €124 par value, 403,226 shares authorized and issued at December 31, 2009	—	60
Additional paid-in capital	9,829	563
Retained earnings (deficit)	816	(9,313)
Accumulated other comprehensive income (loss)	207	(286)
Treasury stock, at cost, 1,125,000 class A ordinary shares at September 30, 2010	—	—

Total Company share of stockholders’ equity (deficit)	10,882	(8,976)
Non-controlling interests	61	129

Total equity (deficit)	10,943	(8,847)

Total liabilities and equity (deficit)	$26,030	$27,761

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Predecessor
	Successor
	May 1	January 1	Nine Months
	through	through	Ended
	September 30,	April 30,	September 30,
Millions of dollars	2010	2010	2009
Cash flows from operating activities:
Net income (loss)	$814	$8,504	$(2,021)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	351	565	1,338
Amortization of debt-related costs	15	307	378
Inventory valuation adjustment	365	—	109
Equity investments —
Equity income	(56)	(84)	166
Distributions of earnings	28	18	21
Deferred income taxes	185	(610)	(894)
Reorganization and fresh-start accounting adjustments, net	21	(8,010)	2,000
Reorganization-related payments, net	(137)	(147)	(183)
Payment of claims under Plan of Reorganization	(197)	(260)	—
Unrealized foreign currency exchange loss (gains)	21	264	(254)
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	34	(650)	(217)
Inventories	131	(368)	239
Accounts payable	167	249	(122)
Repayment of accounts receivable securitization facility	—	—	(503)
Prepaid expenses and other current assets	150	47	(242)
Other, net	337	(761)	(514)

Net cash provided by (used in) operating activities	2,229	(936)	(699)

Cash flows from investing activities:
Expenditures for property, plant and equipment	(266)	(226)	(498)
Proceeds from insurance claims	—	—	72
Advances and contributions to affiliates	—	—	(2)
Proceeds from disposal of assets	—	1	15
Short-term investments	—	12	13
Other	—	—	(6)

Net cash used in investing activities	(266)	(213)	(406)

Cash flows from financing activities:
Issuance of class B ordinary shares	—	2,800	—
Proceeds from note payable	—	—	100
Repayment of note payable	—	—	(100)
Net proceeds from (repayments of) debtor-in-possession term loan facility	—	(2,170)	2,013
Net borrowings (repayments) under debtor-in-possession revolving credit facility	—	(325)	160
Net repayments under pre-petition revolving credit facilities	—	—	(766)
Net borrowings (repayments) on revolving credit facilities	52	38	(378)
Proceeds from short-term debt	7	8	18
Repayments of short-term debt	(8)	(14)	—
Issuance of long-term debt	—	3,242	—
Repayments of long-term debt	—	(9)	(63)
Payments of equity and debt issuance costs	(2)	(253)	(93)
Other, net	(4)	(2)	(25)

Net cash provided by financing activities	45	3,315	866

Effect of exchange rate changes on cash	113	(13)	—

Increase (decrease) in cash and cash equivalents	2,121	2,153	(239)
Cash and cash equivalents at beginning of period	2,711	558	858

Cash and cash equivalents at end of period	$4,832	$2,711	$619

Interest paid	$129	$360	$859

Net income taxes paid	$50	$12	$46

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

					Accumulated	Total
			Additional	Retained	Other	Stockholders’	Non-
	Common Stock		Paid-In	Earnings	Comprehensive	Equity	Controlling	Comprehensive
Millions, except shares	Issued	Treasury	Capital	(Deficit)	Income (Loss)	(Deficit)	Interests	Income (Loss)

Predecessor
Balance, December 31, 2009	$60	$—	$563	$(9,313)	$(286)	$(8,976)	$129
Net income (loss)	—	—	—	8,564	—	8,564	(60)	$8,504
Net distributions to non-controlling interests	—	—	—	—	—	—	(15)	—
Financial derivatives, net of tax of $51 million	—	—	—	—	90	90	—	90
Unrealized gain on held-for-sale securities held by equity investees	—	—	—	—	(13)	(13)	—	(13)
Changes in unrecognized employee benefits gains and losses, net of tax of $3 million	—	—	—	—	(48)	(48)	—	(48)
Foreign currency translation	—	—	—	—	(25)	(25)	—	(25)

Comprehensive loss								$8,508

Balance, April 30, 2010, Predecessor	60	—	563	(749)	(282)	(408)	54
Fresh-start reporting adjustments:
Elimination of predecessor common stock, capital surplus and accumulated earnings, 403,226 shares	(60)	—	(563)	749	—	126	—
Elimination of predecessor accumulated other comprehensive loss	—	—	—	—	282	282	—

Balance, May 1, 2010, Successor	$—	$—	$—	$—	$—	$—	$54

Successor
Balance May 1, 2010	$—	$—	$—	$—	$—	$—	$54
Issuance of class A and class B ordinary shares, 563,901,979 shares	30	—	9,815	—	—	9,845	—
Purchase of 1,125,000 treasury shares	—	—	—	—	—	—	—
Share-based compensation, 1,771,794 shares	—	—	14	—	—	14	—
Net income	—	—	—	816	—	816	(2)	$814
Contributions from non-controlling interests	—	—	—	—	—	—	9	—
Foreign currency translation	—	—	—	—	207	207	—	207

Comprehensive income (loss)								$1,021

Balance, September 30, 2010	$30	$—	$9,829	$816	$207	$10,882	$61

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

LyondellBasell Industries N.V. is a limited liability company (Naamloze Vennootschap) incorporated under Dutch law by deed of incorporation dated October 15, 2009. LyondellBasell Industries N.V., together with its consolidated subsidiaries (collectively “LyondellBasell N.V.,” the “Successor Company” or the “Successor”), is a worldwide manufacturer of chemicals and polymers, a refiner of crude oil, a significant producer of gasoline blending components and a developer and licensor of technologies for production of polymers. When we use the terms “LyondellBasell N.V.,” the “Successor Company,” the “Successor,” “we,” “us,” “our” or similar words, unless the context otherwise requires, we are referring to LyondellBasell N.V. after April 30, 2010.

On April 30, 2010 (the “Emergence Date”), LyondellBasell Industries N.V. became the successor parent holding company for certain subsidiaries of LyondellBasell Industries AF S.C.A. (together with its subsidiaries, “LyondellBasell AF,” the “Predecessor Company” or the “Predecessor”) after completion of proceedings under chapter 11 (“chapter 11”) of title 11 of the United States Bankruptcy Code (the “U.S. Bankruptcy Code”). LyondellBasell AF and 93 of its subsidiaries were debtors (the “Debtors”) in jointly administered bankruptcy cases (the “Bankruptcy Cases”) in the United States Bankruptcy Court in the Southern District of New York (the “U.S. Bankruptcy Court”). As of the Emergence Date, LyondellBasell AF’s equity interests in its indirect subsidiaries terminated and LyondellBasell N.V. now owns and operates, directly and indirectly, substantially the same business as LyondellBasell AF owned and operated prior to emergence from the Bankruptcy Cases. LyondellBasell AF is no longer part of the LyondellBasell group. References herein to the “Company” for periods through April 30, 2010 are to the Predecessor Company, LyondellBasell AF, and for periods after the Emergence Date, to the Successor Company, LyondellBasell N.V.

The accompanying consolidated financial statements are unaudited and have been prepared from the books and records of LyondellBasell N.V. after April 30, 2010 and LyondellBasell AF for periods up to and including that date in accordance with the instructions to Form 10-Q and Rule 10-1 of Regulation S-X for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In our opinion, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results for the entire year. These consolidated financial statements should be read in conjunction with the LyondellBasell AF consolidated financial statements and notes thereto for the year ended December 31, 2009, included in Amendment 4 to LyondellBasell N.V.’s Form 10 filed with the SEC on September 28, 2010.

Fresh Start Accounting — In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 852, Reorganizations, (“ASC 852”), we applied “fresh-start” accounting as of May 1, 2010. Fresh-start accounting requires us to initially record the assets and liabilities at their fair value based on the Company’s reorganization value. Reorganization value is the fair value of the emerged entity before considering liabilities. The Debtors’ reorganization proceedings associated with their emergence from bankruptcy resulted in a new reporting entity. Financial information presented for the Successor is on a basis different from, and is therefore not comparable to, financial information for the Predecessor. The Predecessor information in the financial statements are to periods through April 30, 2010, including the impact of plan of reorganization provisions and the adoption of fresh-start accounting. For additional information on fresh-start accounting, see Note 4.

2.	Accounting Policies

The accounting policies of LyondellBasell N.V. are the same policies as the Predecessor except for those accounting policies and topics addressed herein.

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Accounting Policies — (Continued)

License Revenue Recognition — Revenue from licensing contracts is recognized on a contract-by-contract basis when we determine that we have substantially sold our product or rendered service. For proven technologies for which we are contractually entitled to receive the vast majority of the contract value in cash at or before the date of customer acceptance, we will generally recognize revenue for the fixed-fee at the date of delivery of the process design package and the related license, provided that the undelivered items are considered inconsequential or perfunctory and the customer’s billings become due. Future fixed fees for these contracts are recognized on the date of cash receipt and when the uncertainties are resolved. For contracts involving unproven process technology or post-delivery technical assistance that is not considered inconsequential or perfunctory, we recognize revenue at the date of customer acceptance up to the amount of fixed fees due at customer acceptance date. Future fixed fees for these contracts are recognized when the uncertainties are resolved.

Inventories — Inventories are carried at the lower of current market value or cost. Cost is determined using the last-in, first-out (“LIFO”) method for raw materials, work in progress (“WIP”) and finished goods, and the moving average cost method for materials and supplies.

Identifiable Intangible Assets — Costs to purchase and to develop software for internal use are deferred and amortized over periods of 3 to 10 years. Other intangible assets are carried at cost or amortized cost and primarily consist of emission allowances, various contracts, and in-process research and development. These assets are amortized using the straight-line method over their estimated useful lives or over the term of the related agreement, if shorter.

Stock-Based Compensation — The Company grants stock-based compensation awards that vest over a specified period or upon employees meeting certain service criteria. The fair value of equity instruments issued to employees is measured on the grant date and is recognized over the vesting period.

Classification — Our consolidated financial statements classify precious metals and catalysts as components of Property, plant and equipment. Catalysts and precious metals were previously reported by the Predecessor as Intangible assets and Other assets, respectively. Debt issuance costs, which were previously reported as Intangible assets, net by the Predecessor, are classified as Other assets by the Successor.

New Accounting Standards

Pension and Other Post Retirement Benefits — In September 2010, the FASB issued guidance related to ASC Topic 962, Plan Accounting — Defined Contribution Pension Plans, to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans. The guidance requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance, plus any accrued but unpaid interest. This guidance is effective for fiscal years ending after December 15, 2010, and should be applied retrospectively to all prior periods presented. Early adoption is permitted. Adoption of this amendment is not expected to have a material effect on our consolidated financial statements.

Revenue Recognition — In April 2010, the FASB issued additional guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. Under this guidance, a vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. Our adoption of this amendment effective July 1, 2010 did not have a material effect on our consolidated financial statements.

Income Taxes — In April 2010, the FASB issued additional guidance on accounting for certain tax effects of the 2010 Health Care Reforms Act. The guidance requires entities to recognize the impact of changes in tax

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Accounting Policies — (Continued)

law in continuing operations in the Consolidated Statement of Income for the period that includes the enactment date. The adoption of these changes in March 2010 did not have a material effect on the Company’s consolidated financial statements.

Fair Value Measurement — In January 2010, the FASB issued additional guidance on improving disclosures regarding fair value measurements. The guidance requires the disclosure of the amounts of, and the rationale for, significant transfers between Level 1 and Level 2 of the fair value hierarchy, as well as the rationale for transfers in or out of Level 3. We have adopted all of the amendments regarding fair value measurements except for a requirement to disclose information about purchases, sales, issuances, and settlements in the reconciliation of recurring Level 3 measurements on a gross basis. The requirement to separately disclose purchases, sales, issuances, and settlements of recurring Level 3 measurements will be effective for LyondellBasell N.V. beginning in 2011. We do not expect this additional requirement to have a material impact on our consolidated financial statements.

Multiple-element Arrangements — In October 2009, the FASB ratified the consensus reached by its emerging issues task force to require companies to allocate revenue in multiple-element arrangements based on the estimated selling price of an element if vendor-specific or other third-party evidence of value is not available. This amendment will be effective for LyondellBasell N.V. beginning January 1, 2011. Earlier application of this amendment is permitted. We are currently evaluating both the timing and the impact of the adoption of this amendment on our consolidated financial statements.

3.	Emergence from Chapter 11 Proceedings

On April 23, 2010, the U.S. Bankruptcy Court confirmed LyondellBasell AF’s Third Amended and Restated Plan of Reorganization and the Debtors emerged from chapter 11 protection on April 30, 2010.

As a result of the emergence from chapter 11 proceedings, certain prepetition liabilities against the Debtors were discharged to the extent set forth in the Plan of Reorganization and otherwise applicable law and the Debtors were permitted to make distributions to their creditors in accordance with the terms of the Plan of Reorganization.

General unsecured non-priority claims against the Debtors were addressed through the bankruptcy process and were reported as liabilities subject to compromise and adjusted to the allowed claim amount as determined through the bankruptcy process, or to the estimated claim amount if determined to be probable and estimable. Certain of these claims were resolved and satisfied on or before the Debtors’ emergence on April 30, 2010, while others have been or will be resolved subsequent to emergence. Except for certain specific non-priority claims, the unsecured non-priority claims were resolved as part of the Plan of Reorganization.

Under the Plan of Reorganization, the organizational structure of the Company in North America was simplified by the removal of 90 legal entities. The ultimate ownership of 49 of these entities (identified as Schedule III Debtors in the Plan) was transferred to a new owner, the Millennium Custodial Trust, a trust established for the benefit of certain creditors, and these entities are no longer part of LyondellBasell N.V. In addition, certain real properties owned by the Debtors, including the Schedule III Debtors (as defined in the Plan), were transferred to the Environmental Custodial Trust, which now owns and is responsible for these properties. Any associated liabilities of the entities transferred to and owned by the Millennium Custodial Trust are the responsibility of those entities and claims regarding those entities will be resolved solely using their assets and the assets of the trust. In total, $250 million of cash was used to fund the two trusts, including approximately $80 million to the Millennium Custodial Trust and approximately $170 million to fund the Environmental Custodial Trust and to make certain direct payments to the U.S. EPA and certain state environmental agencies.

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Emergence from Chapter 11 Proceedings — (Continued)

As part of the Debtors’ emergence from chapter 11 proceedings, approximately 563.9 million shares of common stock of LyondellBasell N.V. were issued under the Plan, including 300 million shares of class A ordinary shares issued in exchange for allowed claims under the Plan of Reorganization. Approximately 263.9 million shares of LyondellBasell N.V. class B ordinary shares were issued in connection with a rights offering for gross proceeds of $2.8 billion.

Pursuant to the Plan of Reorganization, administrative and priority claims, as well as the new money debtor-in-possession (“DIP”) financing, were repaid in full. The lenders of the DIP loans, which represented a dollar-for-dollar roll-up or conversion of previously outstanding senior secured loans (“DIP Roll-up Notes”), received new senior secured third lien notes in the same principal amount as the DIP Roll-up Notes. In accordance with the Plan of Reorganization, holders of senior secured claims received a combination of LyondellBasell N.V. class A ordinary shares; rights to purchase class B ordinary shares of LyondellBasell N.V.; LyondellBasell N.V. stock warrants; and cash. Allowed general unsecured claims received a combination of cash and class A ordinary shares of LyondellBasell N.V. pursuant to the Amended Lender Litigation Settlement approved by the U.S. Bankruptcy Court on March 11, 2010.

In conjunction with the Debtors’ emergence from chapter 11, LyondellBasell N.V., through its wholly owned subsidiary, LBI Escrow Corporation, (“LBI Escrow”) issued $3.25 billion of first priority debt, including $2.25 billion and €375 million offerings of senior secured notes in a private placement and borrowings of $500 million under a senior term loan facility. Upon emergence, LBI Escrow merged with and into Lyondell Chemical Company (“Lyondell Chemical”), which replaced LBI Escrow as the issuer of the senior secured notes and as borrower under the term loan. On April 30, 2010, Lyondell Chemical issued $3,240 million of Senior Secured 11% Notes due 2018 (the “Senior Secured 11% Notes”) in exchange for DIP Roll-up Notes incurred as part of the debtor-in-possession financing. The net proceeds from the sale of the senior secured notes, together with borrowings under the term loan, a new European securitization facility, and proceeds from the $2.8 billion rights offering, were used to repay and replace certain existing debt, including the debtor-in-possession credit facilities and an existing European securitization facility, and to make certain related payments. In addition, we entered into a new $1,750 million U.S. asset-based revolving credit facility, which can be used for advances or to issue up to $700 million of letters of credit. For additional information on the Company’s debt, see Note 11.

Liabilities Subject to Compromise — Certain prepetition liabilities subject to compromise were reported at the expected allowed amount, even if they could potentially be settled for lesser amounts in accordance with the terms of the Plan of Reorganization. The total amount to be paid by the Debtors to settle claims is fixed under the Plan of Reorganization. As a result, all of the Debtors’ liabilities subject to compromise at April 30, 2010 have been effectively resolved at the Emergence Date. As of September 30, 2010, approximately $108 million of priority and administrative claims have yet to be paid.

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Emergence from Chapter 11 Proceedings — (Continued)

Liabilities subject to compromise included in the Predecessor’s balance sheet consist of the following:

	Predecessor
	April 30,	December 31,
Millions of dollars	2010	2009

Accounts payable	$473	$602
Employee benefits	994	997
Accrued interest	295	277
Conversion fee — Interim Loan	161	161
Estimated claims	1,392	1,726
Interest rate swap obligations	218	201
Related party payable	—	82
Other accrued liabilities	102	78
Long-term debt	18,310	18,370

Total liabilities subject to compromise	$21,945	$22,494

The April 30, 2010 liabilities subject to compromise in the above table represent such liabilities immediately prior to their discharge in accordance with the Plan of Reorganization.

The Plan of Reorganization required that, upon emergence, certain liabilities previously reported as liabilities subject to compromise be retained by LyondellBasell N.V. Accordingly, on the Emergence Date, approximately $854 million of pension and other post-retirement benefit liabilities, included in employee benefits in the above table, were reclassified from liabilities subject to compromise to current or long-term liabilities, as appropriate.

Long-term debt classified as liabilities subject to compromise immediately prior to the Debtors’ emergence from bankruptcy included amounts outstanding under the Interim Loan; the Senior Secured Credit Facility, including the Term Loan A U.S. Dollar tranche, the U.S. dollar and German tranches of Term Loan B and the Revolving Credit Facility; 10.25% Debentures due 2010; 9.8% Debentures due 2020; 7.55% Debentures due 2026; the Senior Notes due 2015; 7.625% Senior Debentures due 2026; and loans from the State of Maryland and KIC Ltd.

All of the long-term debt classified in liabilities subject to compromise at April 30, 2010, except for the loan from KIC Ltd., was discharged pursuant to the Plan of Reorganization through distributions of a combination of LyondellBasell N.V. class A ordinary shares, the rights to purchase class B ordinary shares of LyondellBasell N.V. in a rights offering, warrants to purchase class A ordinary shares of LyondellBasell N.V. and cash. The claim from KIC Ltd. was transferred to the Millennium Custodial Trust under the Plan of Reorganization.

Reorganization Items — Reorganization items, including professional advisory fees and other costs directly associated with our reorganization, recognized by the Debtors since the January 6, 2009 bankruptcy are classified as Reorganization items on the Consolidated Statements of Income.

Post-emergence reorganization items are primarily related to professional fees associated with claim settlements, plan implementation and other transition costs attributable to the reorganization. Reorganization items of LyondellBasell AF include provisions and adjustments to record the carrying value of certain pre-petition liabilities at their estimated allowable claim amounts, as well as the costs incurred by non-Debtor companies as a result of the Debtors’ chapter 11 proceedings.

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Emergence from Chapter 11 Proceedings — (Continued)

The Company’s charges (credits) for reorganization items, including charges recognized by the Debtors, were as follows:

	Successor		Predecessor
	Three			Three	Nine
	Months	May 1	January 1	Months	Months
	Ended	through	through	Ended	Ended
	September 30,	September 30,	April 30,	September 30,	September 30,
Millions of dollars	2010	2010	2010	2009	2009
Change in net assets resulting from the application of fresh-start accounting	$—	$—	$5,656	$—	$—
Gain on discharge of liabilities subject to compromise	—	—	(13,617)	—	—
Asset write-offs and rejected contracts	—	—	25	7	687
Estimated claims	—	—	(262)	611	676
Accelerated amortization of debt issuance costs	—	—	—	192	227
Professional fees	12	16	172	73	167
Employee severance costs	—	—	—	20	182
Plant closures costs	—	—	12	14	50
Other	1	5	4	11	11

Total	$13	$21	$(8,010)	$928	$2,000

Estimated claims in the above table include adjustments made to reflect the Debtors’ estimated claims to be allowed. Such claims were classified as Liabilities subject to compromise.

4.	Fresh-Start Accounting

Effective May 1, 2010, we adopted fresh-start accounting pursuant to ASC 852. Accordingly, the basis of the assets and liabilities in LyondellBasell AF’s financial statements for periods prior to May 1, 2010 will not be comparable to the basis of the assets and liabilities in the financial statements prepared for LyondellBasell N.V. after emergence from bankruptcy.

In order to qualify for fresh-start accounting, ASC 852 requires that total post-petition liabilities and allowed claims be in excess of the reorganization value and that prepetition stockholders receive less than 50% of LyondellBasell N.V.’s common stock. Based on the estimated reorganization value and the terms of the Plan of Reorganization, the criteria of ASC 852 were met and, as a result, we applied fresh-start accounting on May 1, 2010.

In determining the range of reorganization values, we used a combination of customary valuation techniques, including, among other things:

•	The peer group trading analysis methodology, which calculates the total reorganization value of LyondellBasell N.V. by applying valuation metrics derived from an analysis of publicly traded peer companies to LyondellBasell N.V.’s estimated earnings before interest, tax, depreciation and amortization (“EBITDA”):

–	Valuation metrics consist of implied market trading multiples and are calculated by dividing the publicly traded peer company’s market capitalization by its respective EBITDA;

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Fresh-Start Accounting — (Continued)

–	The peer group trading analysis was performed on both a consolidated and reported segment basis; and

–	Public peer companies were selected based on their comparability to LyondellBasell N.V.’s reportable operating segments, with those comparable companies primarily operating in the diversified commodity chemicals, refining and technology businesses.

•	Discounted cash flow valuation methodology, which calculates the reorganization value of LyondellBasell N.V. as the sum of the present value of its projected unlevered, after-tax free cash flows. The resulting reorganization valuation is representative of LyondellBasell N.V. on a cash-free, debt-free basis:

–	Financial projections beginning May 1, 2010 were estimated based on a 4-year and 8-month detailed forecast followed with a higher level 10-year forecast. These projections reflected certain economic and industry information relevant to the operating businesses of LyondellBasell N.V. and estimated cyclical trends where appropriate. Various time periods within the approximately 15-year forecast period were evaluated including the entire period itself. To the extent that such cycles are, or commodity price volatility within any cycle is, greater or smaller than estimated, the estimate of the reorganization value could vary significantly;

–	The projected cash flows associated with the projections were discounted at a range of rates that reflected the estimated range of weighted average cost of capital (“WACC”);

–	The imputed discounted cash flow value comprises the sum of (i) the present value of the projected unlevered free cash flows over the projection period; and (ii) the present value of a terminal value, which represents the estimate of value attributable to performance beyond the projection period. Cash flows and associated imputed values were calculated on both a consolidated and reportable segment basis;

–	WACCs utilized in the consolidated discounted cash flow analysis ranged from 11% to 12%. The range of WACCs utilized were developed from an analysis of the yields associated with LyondellBasell N.V.’s own debt financings and the equity costs of peer companies as well as the anticipated mix of LyondellBasell N.V.’s debt and equity;

–	A range of terminal value EBITDA multiples were selected which, where appropriate, represented estimated industry cycle average market capitalization/EBITDA multiples; and

–	Additional discounted cash flow analysis was performed for LyondellBasell N.V.’s unconsolidated joint ventures.

In April 2010 the U.S. Bankruptcy Court approved the total reorganization enterprise value on a cash-free and debt-free basis for consolidated LyondellBasell AF at approximately $14.2 billion to $16.2 billion, with a midpoint of $15.2 billion. This estimate incorporated adjustments to include the estimated reorganization value of LyondellBasell AF’s interests in unconsolidated joint ventures, and deducted the estimated book value of third party non-controlling interests in consolidated joint ventures. The Plan of Reorganization, which was confirmed and approved by the U.S. Bankruptcy Court on April 23, 2010, without objection by any third party, adopted the midpoint of $15.2 billion as the reorganization value used to calculate and settle claims.

Fresh-start accounting requires us to allocate the reorganization value approved by the U.S. Bankruptcy Court to the individual assets and liabilities based upon their estimated fair values. The determination of fair values of assets and liabilities is subject to significant estimation and assumptions. The following unaudited balance sheet information illustrates the financial effects as of May 1, 2010 of implementing the Plan of Reorganization and the adoption of fresh-start accounting. Adjustments recorded to the Predecessor balance

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Fresh-Start Accounting — (Continued)

sheet, resulting from the consummation of the Plan of Reorganization and the adoption of fresh-start accounting, are summarized below.

CONSOLIDATED BALANCE SHEET

	Predecessor					Successor
	LyondellBasell	Reorganization		Fresh Start		LyondellBasell
Millions of dollars	AF	Adjustments		Adjustments		N.V.

ASSETS
Current assets:
Cash and cash equivalents	$817	$1,894	a	$—		$2,711
Accounts receivable	3,771	1		—		3,772
Inventories	3,552	—		1,297	h	4,849
Prepaid expenses and other current assets	1,098	(20)		(30)		1,048

Total current assets	9,238	1,875		1,267		12,380
Property, plant and equipment, net	14,554	—		(7,474	) i	7,080
Investments and long-term receivables:
Investments in PO joint ventures	867	—		(415	) j	452
Equity investments	1,173	—		351	k	1,524
Other investments and long-term receivables	97	—		(46	) k	51
Goodwill	—	—		1,098	l	1,098
Intangible assets, net	1,689	—		(215	) m	1,474
Other assets	340	154	b	(241	) n	253

Total assets	$27,958	$2,029		$(5,675)		$24,312

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Fresh-Start Accounting — (Continued)

	Predecessor					Successor
	LyondellBasell	Reorganization		Fresh Start		LyondellBasell
Millions of dollars	AF	Adjustments		Adjustments		N.V.

LIABILITIES AND EQUITY (DEFICIT)
Liabilities not subject to compromise —
Current liabilities:
Current maturities of long-term debt	$485	$(480	) c	$—		$5
Short-term debt	6,842	(6,392	) c	—		450
Accounts payable	2,351	1		—		2,352
Accrued liabilities	1,373	46d		(18)		1,401
Deferred income taxes	162	(4)		285	o	443

Total current liabilities	11,213	(6,829)		267		4,651
Long-term debt	304	6,477	c	—		6,781
Other liabilities	1,416	808	e	(163	) p	2,061
Deferred income taxes	2,009	1,408	o	(2,497	) o	920
Commitments and contingencies
Liabilities subject to compromise	21,945	(21,945	) f	—		—
Stockholders’ equity:
Class A, €0.04 par value, 1,000 million shares authorized and 301,771,794 shares issued at May 1, 2010	—	16	g	—		16
Class B, €0.04 par value, 275 million shares authorized and 263,901,979 shares issued at May 1, 2010	—	14	g	—		14
Additional paid-in capital	—	9,815	g	—		9,815
Predecessor common stock, €124 par value, 403,226 shares authorized and issued at April 30, 2010	60	(60)		—		—
Predecessor additional paid-in capital	563	(563)		—		—
Predecessor retained earnings (deficit)	(9,452)	12,958	f	(3,506	) q	—
Predecessor accumulated other comprehensive income (loss)	(212)	(70)		282	q	—

Total stockholders’ equity (deficit)	(9,041)	22,110		(3,224)		9,845
Non-controlling interests	112	—		(58	) r	54

Total equity (deficit)	(8,929)	22,110		(3,282)		9,899

Total liabilities and equity (deficit)	$27,958	$2,029		$(5,675)		$24,312

Reorganization and Fresh-Start Accounting Adjustments

Reorganization

a. Cash and cash equivalents — The adjustments to cash and cash equivalents represent net cash inflows, after giving effect to transactions pursuant to the Plan of Reorganization, including proceeds from the issuance of new notes, borrowings under the new Senior Term Loan Facility, receipt of proceeds from the rights offering; payments relating to the discharge of debts and other liabilities subject to compromise; and the funding of the custodial and litigation trusts.

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Fresh-Start Accounting — (Continued)

Millions of dollars

Sources of funds:
Senior Secured Notes due 2017, $2,250 million, 8.0%	$2,250
Senior Secured Notes due 2017, €375 million, 8.0%	497
Senior Term Loan Facility due 2016 ($5 million of discount)	495
Issuance of class B ordinary shares	2,714

5,956
Use of funds:
Debtor-in-Possession Credit Agreements —
Term Loan facility due 2010:
New Money Loans	(2,167)
ABL Facility	(985)
Settlement with unsecured creditors	(260)
DIP exit fees	(195)
Funding of Millennium and environmental custodial trusts	(270)
Deferred financing costs	(156)
Other	(29)

(4,062)

Net cash proceeds from reorganization	$1,894

b. Other assets — Changes to other assets primarily comprise capitalized debt issuance costs resulting from the incurrence of new debt.

c. Debt — The changes in debt are summarized below:

Current maturities of senior secured credit facility settled with class A ordinary shares —

Millions of dollars

Senior secured credit facility:
Term Loan A due 2013, Dutch tranche	$(322)
$1,000 million revolving credit facility	(163)

(485)
Current maturities — New Senior Term Loan Facility due 2016	5

$(480)

Debtor-in-Possession Credit Agreements —
Term Loan facility due 2010:
New Money Loans	$(2,167)
Roll-up Loans — Senior Secured Credit Facility	(3,240)
ABL Facility	(985)

$(6,392)

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Fresh-Start Accounting — (Continued)

Millions of dollars

New long-term debt:
Senior Secured Notes due 2017, $2,250 million, 8.0%	$2,250
Senior Secured Notes due 2017, €375 million, 8.0%	497
Senior Term Loan Facility due 2016 ($5 million of discount)	495
Senior Secured Notes due 2018, $3,240 million, 11.0%	3,240

6,482
Less: Current maturities	(5)

Additional long-term debt	$6,477

d. Accrued liabilities — The net of payments and accruals related to the Plan of Reorganization, including the issuance of warrants to purchase class A ordinary shares with a fair value of $101 million.

e. Other liabilities — The adjustments to Other liabilities primarily reflect the Company’s agreement to continue sponsoring the pension plans previously reported as Liabilities subject to compromise.

f. Liabilities subject to compromise — The adjustment to Liabilities subject to compromise reflects the discharge of Liabilities subject to compromise through a series of transactions involving liabilities, equity and cash. The table below summarizes the discharge of debt:

Millions of dollars

Liabilities subject to compromise	$21,945
Current maturities of senior secured credit facility settled with class A ordinary shares	485

22,430
Issuance of class A ordinary shares	(7,131)
Warrants	(101)
Assumption of pension plan liabilities	(854)
Settlement unsecured creditors	(300)
Loss of receivables from deconsolidated companies	(75)
Other	(352)

Gain on discharge of liabilities subject to compromise before tax	$13,617

Millions of dollars

Gain on discharge of liabilities subject to compromise before tax	$13,617
Provision for income taxes	(1,413)

Gain on discharge of liabilities subject to compromise after tax	12,204
Elimination of Predecessor’s retained earnings	754

Retained earnings adjustment	$12,958

g. Equity — The changes to Equity reflect LyondellBasell N.V.’s issuance of common stock.

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Fresh-Start Accounting — (Continued)

Fresh-Start Accounting

In applying fresh-start accounting at May 1, 2010, we recorded the assets acquired and the liabilities assumed from LyondellBasell AF at fair value, except for deferred income taxes and certain liabilities associated with employee benefits, which were recorded in accordance with ASC 852 and ASC 740, respectively. The significant assumptions related to the valuations of our assets and liabilities recorded in connection with fresh-start accounting are discussed herein. All valuation inputs, with the exception of the calculation of crude oil related raw material inventories, are considered to be Level 3 inputs, as they are based on significant inputs that are not observable in the market. Crude oil related raw material inventories were valued using a combination of Level 1 and Level 2 inputs depending on the availability of publicly available quoted market prices. For additional information on Level 1, Level 2 and Level 3 inputs, see Note 2.

h. Inventory — We recorded Inventory at its fair value of $4,849 million, which was determined as follows:

•	Finished goods were valued based on the estimated selling price of finished goods on hand less costs to sell, including disposal and holding period costs, and a reasonable profit margin on the selling and disposal effort for each specific category of finished goods being evaluated;

•	Work in process was valued based on the estimated selling price once completed less total costs to complete the manufacturing process, costs to sell including disposal and holding period costs, a reasonable profit margin on the remaining manufacturing, selling, and disposal effort; and

•	Raw materials were valued based on current replacement cost.

Compared to amounts recorded by LyondellBasell AF, finished goods increased by $888 million, work in process increased by $65 million, raw materials increased by $313 million and other inventories increased by $31 million.

i. Property, Plant and Equipment — We recorded Property, plant and equipment, which includes land, buildings and equipment, furniture and fixtures and construction in progress, at its fair value. Fair value was based on the highest and best use of the assets. We considered and applied two approaches to determine fair value:

•	The market, sales comparison or trended cost approach was utilized for land, buildings and land improvements. This approach relies upon recent sales, offerings of similar assets or a specific inflationary adjustment to original purchase price to arrive at a probable selling price. Certain adjustments were made to reconcile differences in attributes between the comparable sales and the appraised assets.

•	The cost approach was utilized for certain assets primarily consisting of our machinery and equipment. This approach considers the amount required to construct or purchase a new asset of equal utility at current prices, with adjustments in value for physical deterioration, and functional and economic obsolescence. The machinery and equipment amounts determined under the cost approach were adjusted for functional obsolescence, which represents a loss in value due to unfavorable external conditions such as the facilities’ locality, comparative inherent technology and comparative energy efficiency. Physical deterioration is an adjustment made in the cost approach to reflect the real operating age of any individual asset. LyondellBasell N.V.’s estimated economic obsolescence is the difference between the discounted cash flows (income approach) expected to be realized from utilization of the assets as a group, compared to the initial estimate of value from the cost approach method. In the analysis, the lower of the income approach and cost approach was used to determine the fair value of machinery and equipment in each reporting segment. Where the value per reportable

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Fresh-Start Accounting — (Continued)

segment, using the income approach, exceeded the value of machinery and equipment plus separately identifiable intangible assets, goodwill was generated.

The following table summarizes the components of Property, plant and equipment, net, at April 30, 2010, and reflects the application of fresh-start accounting at May 1, 2010:

	Successor	Predecessor
Millions of dollars	May 1, 2010	April 30, 2010
Land	$290	$280
Manufacturing facilities and equipment	6,176	13,219
Construction in progress	614	1,055

Total property, plant and equipment, net	$7,080	$14,554

j. Investments in Propylene Oxide (“PO”) Joint Ventures — Investments in PO Joint Ventures were valued using the techniques described above to value Property, plant and equipment. The equity ownership reflects our direct proportional share of the property, plant and equipment of the PO Joint Ventures. The fair value of the Company’s equity interests in PO Joint Ventures is $452 million.

k. Equity Investments and Other Investments and Long-term Receivables — Our equity in the net assets of our nonconsolidated affiliates was recorded at fair value of $1,575 million determined using discounted cash flow analyses, and included the following assumptions and estimates:

•	Forecasted cash flows, which incorporate projections of sales volumes, revenues, variable costs, fixed costs, other income and costs, and capital expenditures, after considering potential changes in unconsolidated affiliates portfolio and local market conditions;

•	A terminal value calculated for investments and long-term receivables with forecasted cash flows, not limited by contractual terms or the estimated life of the main investment asset, by assuming a maintainable level of after-tax debt-free cash flow multiplied by a capitalization factor reflecting the investor’s WACC adjusted for the estimated long-term perpetual growth rate; and

•	A discount rate ranging from 11% to 15% that considered various factors, including market and country risk premiums and tax rates to determine the investor’s WACC given the assumed capital structure of comparable companies.

The aggregate fair value of equity in net assets of nonconsolidated affiliates accounted for using the equity method was $1,524 million.

l. Goodwill — We recorded Goodwill of $1,098 million, primarily resulting from the requirement to record the tax effect of the differences for the tax and book basis of the Company’s assets and liabilities.

m. Intangible Assets — We recorded Intangible assets at their fair values of $1,474 million. The following is a summary of the approaches used to determine the fair value of significant intangible assets:

•	We recorded the fair value of developed proprietary technology licensing and catalyst contracts of $210 million using an excess earnings methodology. Significant assumptions used in the calculation included:

–	Forecasted contractual income (fees generated) for each license technology category less directly attributable marketing as well as research and development costs;

–	Discount rates of 17% based on LyondellBasell N.V.’s WACC adjusted for perceived business risks related to the developed technologies; and

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Fresh-Start Accounting — (Continued)

–	Economic lives estimated from 4 to 9 years.

•	We recorded the fair value of favorable utility contracts of $355 million using discounted cash flows. Significant assumptions used in this calculation included:

–	The forward price of natural gas;

–	The projected market settlement price of electricity;

–	Discount rates of 17% based on LyondellBasell N.V.’s WACC adjusted for perceived business risks; and

–	Economic lives estimated from 11 to 16 years.

•	We recorded the fair value of $132 million for in-process research and development at the cost incurred to date adjusted for the probability of future marketability.

•	We recorded the fair value of emission allowances of $731 million. Observed market activity for emission allowance trades is primarily generated only by legislation changes. As participants react to legislation, market trades occur as companies pursue their individual lowest cost compliance strategies. Trading, in the absence of an additional significant market participant, generally ceases once compliance is attained. As such, we could not identify any objective inputs based on market activity and an avoided cost of replacement methodology was used to determine estimated fair value. The significant assumptions used in valuing emission allowances include:

–	Business demand for utilization of the allowances held;

–	Engineering and construction costs required to reduce each marginal emission denomination; and

–	Development of new technologies to aid in the cost and effectiveness of compliance.

•	In addition we recorded other intangible assets, including capitalized software and software licenses, at its fair value of $46 million.

n. Other Assets — The adjustment primarily relates to the current deferred taxes and the change in the classification of precious metals from Other assets to Property, plant and equipment.

o. Deferred Income Taxes, Current and Non-current — The application of fresh-start accounting on May 1, 2010 resulted in the remeasurement of deferred income tax liabilities associated with the revaluation of the company’s assets and liabilities pursuant to ASC 852. Deferred income taxes were recorded at amounts determined in accordance with ASC 740.

p. Other Liabilities — The adjustment in accrued liabilities is primarily a result of the revaluation of deferred revenues based on discounted net cash outflows.

q. Retained Deficit — The changes to retained deficit reflect our revaluation of the assets and liabilities of $5,598 million recorded in Reorganization items in the Consolidated Statement of Income, net of $2,092 million related tax adjustments.

r. Non-controlling Interests — We recorded the fair value of non-controlling interests which resulted in a decrease of $58 million.

5.	Accounts Receivable

As part of fresh-start accounting our Accounts receivable were valued at market. We recorded a provision for doubtful accounts of $11 million during the three and five months ended September 30, 2010. Our

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Accounts Receivable — (Continued)

allowance for doubtful accounts at September 30, 2010 was $11 million. LyondellBasell AF’s allowance for doubtful accounts was $109 million at December 31, 2009.

6.	Inventories

Inventories consisted of the following components:

	Successor	Predecessor
	September 30,	December 31,
Millions of dollars	2010	2009
Finished goods	$2,816	$2,073
Work-in-process	270	164
Raw materials and supplies	1,326	1,040

Total inventories	$4,412	$3,277

In connection with application of fresh-start accounting on May 1, 2010, we recorded inventory, which is primarily crude-oil derived, at its fair value of $4,849 million (see Note 4). The increase in inventory of $1,297 million was primarily in the U.S. and largely due to the price of crude oil.

The Successor period includes non-cash charges totaling $365 million to adjust the value of inventory. Of the total charge, $333 million was driven largely by the decrease in the price of crude oil and was primarily related to our raw materials and finished goods inventory for the period from May 1 through June 30, 2010. An additional non-cash charge of $32 million, primarily related to lower market prices for certain of our finished goods inventory, was recognized for the three months ended September 30, 2010.

7.	Property, Plant and Equipment, Goodwill, Intangibles and Other Assets

The components of Property, plant and equipment, at cost, and the related accumulated depreciation were as follows:

	Successor	Predecessor
	September 30,	December 31,
Millions of dollars	2010	2009
Land	$296	$297
Manufacturing facilities and equipment	6,363	17,665
Construction in progress	819	1,029

Total property, plant and equipment	7,478	18,991
Less accumulated depreciation	(262)	(3,839)

Property, plant and equipment, net	$7,216	$15,152

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Property, Plant and Equipment, Goodwill, Intangibles and Other Assets — (Continued)

Depreciation and amortization expense is summarized as follows:

	Successor		Predecessor
	Three			Three	Nine
	Months	May 1	January 1	Months	Months
	Ended	through	through	Ended	Ended
	September 30,	September 30,	April 30,	September 30,	September 30,
Millions of dollars	2010	2010	2010	2009	2009
Property, plant and equipment	$165	$259	$499	$367	$1,145
Investment in PO joint ventures	—	9	19	14	42
Emission allowances	18	30	—	—	—
Various contracts	39	52	—	—	—
Technology, patent and license costs	—	—	25	26	75
Software costs	—	1	12	5	12
Other	—	—	10	31	64

Total depreciation and amortization	$222	$351	$565	$443	$1,338

In connection with application of fresh-start accounting on May 1, 2010, we recorded Property, plant and equipment, which includes land, buildings and equipments, furniture and fixtures and construction in progress, at its fair value of $7,080 million (see Note 4).

On February 25, 2010, based on the continued impact of global economic conditions on polypropylene demand, LyondellBasell AF announced a project to cease production at, and permanently shut down, its polypropylene plant at Terni, Italy. LyondellBasell AF recognized charges of $23 million related to plant and other closure costs in the first quarter of 2010. In July 2010, the plant ceased production. We are in consultation with representatives of the works council with respect to the consequences for approximately 120 affected employees at the site.

Cash flows used to test LyondellBasell AF’s assets for impairment at April 30, 2010 were the same cash flows used in fresh-start accounting but on an undiscounted basis and did not result in an impairment of long-lived tangible and intangible assets.

Asset Retirement Obligations — The liabilities recognized for all asset retirement obligations were $140 million and $132 million at September 30, 2010 and December 31, 2009, respectively.

Goodwill — We recorded goodwill of $1,098 million upon application of fresh-start accounting (see Note 4). Goodwill is not amortized, but is tested for impairment annually or more frequently when indicators of impairment exist. We review the recorded value of goodwill for impairment annually during the fourth quarter, or sooner if events or changes in circumstances indicate the carrying amount may exceed fair value. Recoverability is determined by comparing the estimated fair value of a reporting unit to the carrying value, including the related goodwill, of that reporting unit. We use the present value of expected net cash flows to determine the estimated fair value of the reporting units. The impairment test requires us to make cash flow assumptions including, among other things, future margins, volumes, operating costs, capital expenditures, growth rates and discount rates. Our assumptions regarding future margins and volumes require significant judgment as actual margins and volumes have fluctuated in the past and will likely continue to do so. Goodwill at September 30, 2010 reflects the $7 million effect of changes in currency exchange rates since April 30, 2010.

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Property, Plant and Equipment, Goodwill, Intangibles and Other Assets — (Continued)

Intangibles — In connection with application of fresh-start accounting on May 1, 2010, we recorded Intangible assets at their fair values of $1,474 million (see Note 4).

The components of identifiable intangible assets, at cost, and the related accumulated amortization were as follows:

	Successor			Predecessor
	September 30, 2010			December 31, 2009
		Accumulated			Accumulated
Millions of dollars	Cost	Amortization	Net	Cost	Amortization	Net
In-process research and development costs	$136	$—	$136	$—	$—	$—
Technology, patent and license costs	—	—	—	1,021	(338)	683
Emission allowances	731	(30)	701	733	(62)	671
Various contracts	580	(56)	524	350	(118)	232
Debt issuance costs	—	—	—	598	(477)	121
Software costs	51	(1)	50	71	(6)	65
Catalyst costs	—	—	—	127	(89)	38
Other	—	—	—	111	(60)	51

Total intangible assets	$1,498	$(87)	$1,411	$3,011	$(1,150)	$1,861

The components of Other assets were as follows:

	Successor	Predecessor
	September 30,	December 31,
Millions of dollars	2010	2009
Precious metals	$—	$90
Debt issuance costs	149	—
Company-owned life insurance	60	52
Pension assets	—	19
Deferred tax assets	19	115
Other	44	87

Total other assets	$272	$363

8.	Investments in PO Joint Ventures

We, together with Bayer AG and Bayer Corporation (collectively “Bayer”), share ownership in a U.S. PO manufacturing joint venture and a separate joint venture for certain related PO technology. Bayer’s ownership interest represents ownership of annual in-kind PO production of the joint venture of 1.5 billion pounds in 2009. We take in-kind the remaining PO production and all co-products, styrene monomer (“SM” or “styrene”), and tertiary butyl alcohol (“TBA”) production from the joint venture.

In addition, the Company and Bayer each have a 50% interest in a separate European manufacturing joint venture, which includes a world-scale PO/SM plant at Maasvlakte near Rotterdam, The Netherlands. The Company and Bayer each are entitled to 50% of the PO and SM production at the European joint venture.

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Investment in PO Joint Ventures — (Continued)

Changes in the investments in the U.S. and European PO joint ventures for 2010 and 2009 are summarized as follows:

	U.S. PO Joint	European PO	Total PO Joint
Millions of dollars	Venture	Joint Venture	Ventures

Successor
Investments in PO joint ventures — May 1, 2010	$303	$149	$452
Cash contributions (return of investment)	—	—	—
Depreciation and amortization	(8)	(1)	(9)
Effect of exchange rate changes	—	4	4

Investments in PO joint ventures — September 30, 2010	$295	$152	$447

Predecessor
Investments in PO joint ventures — January 1, 2010	$533	$389	$922
Cash contributions (return of investment)	—	(5)	(5)
Depreciation and amortization	(14)	(5)	(19)
Effect of exchange rate changes	—	(31)	(31)

Investments in PO joint ventures — April 30, 2010	$519	$348	$867

Investments in PO joint ventures — January 1, 2009	$562	$392	$954
Cash contributions	12	1	13
Depreciation and amortization	(31)	(11)	(42)
Effect of exchange rate changes	—	18	18

Investments in PO joint ventures — September 30, 2009	$543	$400	$943

In connection with application of fresh-start accounting on May 1, 2010, our equity interests in PO joint ventures were valued at their fair value of $452 million (see Note 4).

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Equity Investments

The changes in equity investments were as follows:

	Successor	Predecessor
	May 1	January 1	Nine Months
	through	through	Ended
	September 30,	April 30,	September 30,
Millions of dollars	2010	2010	2009
Beginning balance	$1,524	$1,085	$1,215
Investee net income	56	84	49
Impairment recognized by investor	—	—	(215)

Income (loss) from equity investments	56	84	(166)
Dividends received	(28)	(18)	(21)
Contributions to joint venture	7	20	8
Currency exchange effects	8	(8)	34
Other	15	10	2

Ending balance	$1,582	$1,173	$1,072

Summarized balance sheet information and the Company’s share of equity investments were as follows:

	Successor		Predecessor
	September 30, 2010		December 31, 2009
		Company		Company
Millions of dollars	100%	Share	100%	Share
Current assets	$3,861	$1,355	$2,760	$1,016
Noncurrent assets	6,868	2,238	6,887	2,172

Total assets	10,729	3,593	9,647	3,188
Current liabilities	2,492	905	1,881	695
Noncurrent liabilities	4,227	1,183	4,207	1,180

Net assets	$4,010	$1,505	$3,559	$1,313

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Equity Investments — (Continued)

Summarized income statement information and the Company’s share for the periods for which the respective equity investments were accounted for under the equity method is set forth below:

	Successor		Predecessor
	Three Months		Three Months
	Ended		Ended
	September 30, 2010		September 30, 2009
		Company		Company
Millions of dollars	100%	Share	100%	Share
Revenues	$1,995	$745	$1,375	$614
Cost of sales	(1,717)	(672)	(1,354)	(526)

Gross profit	278	73	21	88
Net operating expenses	(55)	(18)	(61)	(25)

Operating income (loss)	223	55	(40)	63
Interest income	—	—	1	1
Interest expense	(63)	(18)	(32)	(11)
Foreign currency translation	(66)	(13)	13	5
Income from equity investments	55	13	3	1

Income (loss) before income taxes	149	37	(55)	59
Provision for income taxes	19	8	38	12

Net income (loss)	$130	$29	$(93)	$47

	Successor		Predecessor
	May 1		January 1		Nine Months
	through		through		Ended
	September 30,		April 30,		September 30,
	2010		2010		2009
		Company		Company		Company
Millions of dollars	100%	Share	100%	Share	100%	Share
Revenues	$3,377	$1,298	$3,127	$989	$4,021	$1,463
Cost of sales	(2,939)	(1,157)	(2,699)	(869)	(3,860)	(1,312)

Gross profit	438	141	428	120	161	151
Net operating expenses	(118)	(40)	(82)	(29)	(202)	(51)

Operating income (loss)	320	101	346	91	(41)	100
Interest income	2	—	2	1	5	1
Interest expense	(84)	(24)	(43)	(13)	(66)	(24)
Foreign currency translation	(24)	(7)	83	24	(15)	(9)
Income from equity investments	(4)	(4)	3	2	9	1

Income (loss) before income taxes	210	66	391	105	(108)	69
Provision for income taxes	18	10	67	21	65	20

Net income (loss)	$192	$56	$324	$84	$(173)	$49

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Equity Investments — (Continued)

In connection with application of fresh-start accounting on May 1, 2010, we recorded equity investments at their fair value of $1,524 million (see Note 4). The carrying value of the Company’s equity investments at September 30, 2010 of $1,583 million reflects the 2010 aggregate fair value adjustment, which is different than the Company’s share of its equity investment in the underlying assets of $1,505 million. In 2009, the Company recognized pretax impairment charges totaling $228 million for impairment of the carrying value of its investments in certain joint ventures, of which $215 million was recognized in the nine months ended September 30, 2009.

A joint venture of ours is in default under its financing arrangement due to a delay in the start-up of its assets and as a result of LyondellBasell AF’s voluntary filing for relief under chapter 11 of the U.S. Bankruptcy Code on April 24, 2009. The parties are currently negotiating in good faith to resolve the default and at present there is no evidence that such negotiations will not be concluded successfully or that the resolution of this matter will have a material adverse impact on our operations or liquidity.

10.	Accounts Payable

Accounts payable at September 30, 2010 and December 31, 2009 included liabilities in the amount of $11 million and $13 million, respectively, for checks issued in excess of associated bank balances, but not yet presented for collection.

11.	Debt

Long-term loans, notes and other long-term debt due to banks and other unrelated parties consisted of the following:

	Successor	Predecessor
	September 30,	December 31,
Millions of dollars	2010	2009
Bank credit facilities:
Senior Term Loan Facility due 2016 ($5 million of discount)	$494	$—
Senior secured credit facility:
Term Loan A due 2013 — Dutch tranche	—	331
$1,000 million revolving credit facility	—	164
Senior Secured Notes due 2017, $2,250 million, 8.0%	2,250	—
Senior Secured Notes due 2017, €375 million, 8.0%	512	—
Senior Secured Notes due 2018, $3,240 million, 11.0%	3,240	—
Guaranteed Notes, due 2027	300	300
Other	11	7

Total	6,807	802
Less current maturities	(8)	(497)

Long-term debt	$6,799	$305

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Debt — (Continued)

Short-term loans, notes and other short-term debt due to banks and other unrelated parties consisted of the following:

	Successor	Predecessor
	September 30,	December 31,
Millions of dollars	2010	2009
Bank credit facilities:
$1,750 million Senior Secured Asset-Based Revolving Credit Agreement	$—	$—
Debtor-in-Possession Credit Agreements:
Term Loan facility due 2010:
New Money Loans	—	2,167
Roll-up Loans — Senior Secured Credit Facility:
Term Loan A due 2013 — U.S. tranche	—	385
Term Loan A due 2013 — Dutch tranche	—	122
Term Loan B due 2014 — U.S. tranche	—	2,012
Term Loan B due 2014 — German tranche	—	465
Revolving Credit Facility — U.S. tranche	—	202
Revolving Credit Facility — Dutch tranche	—	54
ABL Facility	—	325
Receivables securitization program	465	377
Accounts receivable factoring facility	6	24
Financial payables to equity investees	10	12
Other	37	37

Total short-term debt	$518	$6,182

On April 8, 2010, LBI Escrow issued $2,250 million of 8% senior secured notes due 2017 and €375 million of senior secured notes due 2017, (collectively, the “Senior Secured Notes”). Also on April 8, 2010, LBI Escrow entered into a six-year, $500 million senior term loan facility (the “Senior Term Loan Facility”) and borrowed $500 million thereunder. LyondellBasell Industries N.V. paid fees of $72 million related to the issuance of these facilities. On April 30, 2010, Lyondell Chemical was merged with and replaced LBI Escrow as issuer of the Senior Secured Notes and borrower under the Senior Term Loan Facility. In connection with the issuance of the Senior Secured Notes, we entered into a registration rights agreement that requires us to exchange the Senior Secured Notes for notes with substantially identical terms as the Senior Secured Notes except the new notes will be registered with the SEC under the Securities Act of 1933, as amended, and will therefore be free of any transfer restrictions. The registration rights agreement requires a registration statement for the exchange to be effective with the SEC by April 30, 2011 and the exchange to be consummated within 45 days thereafter. If we do not meet these deadlines, the interest rate on the Senior Secured Notes will be increased by 0.25% per annum for the 90-day period following April 30, 2011 and will increase by an additional 0.25% for each subsequent 90-day period that the registration and exchange are not completed, up to a maximum of 1.00% per annum.

On April 8, 2010, Lyondell Chemical completed the financing of a new $1,750 million U.S. asset-based facility (“U.S. ABL Facility”), which may be used for advances or to issue up to $700 million of letters of credit. Lyondell Chemical paid fees of $70 million related to the completion of this financing. At September 30, 2010, there were no borrowings outstanding under the U.S. ABL facility and outstanding letters

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Debt — (Continued)

of credit totaled $514 million. Pursuant to the U.S. ABL facility, Lyondell Chemical could, subject to a borrowing base, borrow up to $1,236 million. The borrowing base is determined using formulae applied to accounts receivable and inventory balances, and is reduced to the extent of outstanding letters of credit under the facility. Advances under this new facility are available to Lyondell Chemical, Equistar Chemicals LP (“Equistar”), Houston Refining LP, or LyondellBasell Acetyls LLC as of April 30, 2010.

Consistent with the terms of the Plan of Reorganization, on the Emergence Date, Lyondell Chemical issued Senior Secured 11% Notes under an indenture of approximately $3,240 million, replacing the DIP Roll-up Notes incurred under the Bankruptcy Cases as part of the DIP Term Loan Facility.

On April 30, 2010, in accordance with provisions in the Plan of Reorganization, payments totaling $2,362 million were made to repay, in full, $2,167 million outstanding under the DIP Term Loan Facility and a related $195 million exit fee. The outstanding amount of $985 million under the DIP ABL Facility was also repaid on April 30, 2010. In addition, $18,310 million of debt classified as liabilities subject to compromise was discharged pursuant to the Plan of Reorganization (see Note 4).

Receivables securitization programs — The Company had an accounts receivable securitization program under which it could receive funding of up to €450 million against eligible receivables of certain European subsidiaries. This facility was refinanced, in full, on May 4, 2010 and replaced with a new three-year European securitization facility. Transfers of accounts receivable under this program do not qualify as sales; therefore, the transferred accounts receivable and the proceeds received through such transfers are included in trade receivables, net, and short-term debt in the Consolidated Balance Sheets. In October 2010, the amounts outstanding under the receivable securitization program were repaid. The lenders will receive a commitment fee on the unused commitments.

Accounts Receivable Factoring Facility — On October 8, 2009, the Company entered into an accounts receivable factoring facility for up to €100 million. The factoring facility is for an indefinite period, non-recourse, unsecured and terminable by either party subject to notice. The amount of outstanding receivables sold under this facility was $6 million as of September 30, 2010.

Senior Secured Notes — The Senior Secured Notes are jointly and severally, and fully and unconditionally guaranteed by LyondellBasell N.V. and, subject to certain exceptions, each existing and future wholly owned U.S. restricted subsidiary of LyondellBasell N.V. (other than Lyondell Chemical, as issuer), other than any such subsidiary that is a subsidiary of a non-U.S. subsidiary (the “Subsidiary Guarantors” and, together with LyondellBasell N.V., the “Guarantors”).

The Senior Secured Notes rank equally in right of payment with all existing and future senior debt of Lyondell Chemical and the Guarantors; the notes and guarantees rank junior to obligations of LyondellBasell N.V. subsidiaries that do not guarantee the Senior Secured Notes.

The Senior Secured Notes and guarantees are secured by:

•	a first priority lien on substantially all of Lyondell Chemical’s and the Subsidiary Guarantors’ existing and future property and assets other than the assets securing the U.S. ABL Facility;

•	a first priority lien on the capital stock of Lyondell Chemical and all Subsidiary Guarantors (other than any such subsidiary that is a subsidiary of a non-U.S. subsidiary);

•	a first priority lien on 65% of the capital stock and 100% of the non-voting capital stock of the first-tier non-U.S. subsidiaries of Lyondell Chemical or of LyondellBasell N.V.;

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Debt — (Continued)

•	a second priority lien on the accounts receivables, inventory, related contracts and other rights and assets related to the foregoing and proceeds thereof that secure the U.S. ABL Facility on a first priority basis;

•	subject, in each case, to certain exceptions permitted liens and releases under certain circumstances.

The Senior Secured Notes are redeemable by Lyondell Chemical prior to maturity at certain specified redemption premiums, depending on the date the notes are redeemed. The Senior Secured Notes are redeemable at par after May 1, 2016 and contain covenants, subject to certain exceptions, that restrict, among other things, debt and lien incurrence; investments; certain restricted payments; sales of assets and mergers; and affiliate transactions.

Several of the restrictive covenants would be suspended if we receive an investment grade rating from two rating agencies. The Senior Secured Notes are not subject to the maintenance of any specific financial covenant.

Senior Term Loan Facility — Borrowings under the Senior Term Loan Facility will bear interest at either (a) a LIBOR rate adjusted for certain additional costs or (b) a base rate determined by reference to the highest of the administrative agent’s prime rate, the federal funds effective rate plus 0.5%, or one-month LIBOR plus 1.0% (the “Base Rate”), in each case plus an applicable margin.

The Senior Term Loan Facility is guaranteed, jointly and severally, and fully and unconditionally, on a senior secured basis, initially by the Guarantors. Subject to permitted liens and other exceptions, Lyondell Chemical’s obligations and guarantees will be secured on a pari passu basis with the Senior Secured Notes by first priority security interests in the collateral securing the Senior Secured Notes and by a second priority security interest in the collateral securing the ABL Facility described below.

The Senior Term Loan Facility contains covenants that are substantially similar to the Senior Secured Notes. The Senior Term Loan Facility is not subject to the maintenance of any specific financial covenant.

U.S. ABL Facility — On April 8, 2010, the Company entered into a four-year $1,750 million U.S. asset-based facility. Borrowings under the U.S. ABL Facility bear interest at the Base Rate or LIBOR, plus an applicable margin, and the lenders are paid a commitment fee on the average daily unused commitments.

Obligations under the U.S. ABL Facility are guaranteed jointly and severally, and fully and unconditionally, on a senior secured basis, by the Guarantors (except, in the case of any Guarantor that is a borrower under the facility, to the extent of its own obligations in its capacity as a borrower). The borrowers’ obligations under the U.S. ABL Facility and the related guarantees are secured by (i) a first priority lien on all present and after-acquired inventory, accounts receivable, related contracts and other rights, deposit accounts into which proceeds of the foregoing are credited, and books and records related thereto, together with all proceeds of the foregoing, in each case to the extent of the rights, title and interest therein of any ABL borrowers and (ii) a second priority lien on the Senior Secured Notes and Senior Term Loan collateral.

Mandatory prepayments of the loans under the U.S. ABL Facility will be made from net cash proceeds from certain sales of collateral securing the facility and insurance and condemnation awards involving the facility.

The U.S. ABL Facility contains covenants that are substantially similar to the Senior Secured Notes.

In addition, during the first two years, in the event (i) excess availability under the U.S. ABL Facility falls below $300 million for five consecutive business days or below $250 million on any business day, or (ii) total liquidity falls below $550 million for five consecutive business days or below $500 million on any business day, we are required to comply with a minimum fixed charge coverage ratio of not less than 1.00 to

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Debt — (Continued)

1.00, measured quarterly. Following the second anniversary of the effective date, in the event (i) excess availability under the U.S. ABL facility falls below $400 million for five consecutive business days or below $325 million on any business day, or (ii) total liquidity falls below $650 million for five consecutive business days or below $575 million on any business day, we are also required to meet the minimum fixed charge coverage ratio. The fixed charge coverage ratio is defined in the facility generally as the ratio of earnings before interest, taxes, depreciation and amortization less capital expenditures to consolidated interest expense, plus dividends on preferred or other preferential stock, adjusted for relevant taxes, and scheduled repayments of debt. The availability under the U.S. ABL Facility was $1,236 million as of September 30, 2010.

Senior Secured 11% Notes — On April 30, 2010, Lyondell Chemical issued $3,240 million of Senior Secured 11% Notes in exchange for DIP Roll-up Notes incurred under the Bankruptcy Cases. The Senior Secured 11% Notes are guaranteed by the same Guarantors that support the Senior Secured Notes, the Senior Term Loan Facility and the U.S. ABL Facility. The Senior Secured 11% Notes are secured by the same security package as the Senior Secured Notes, the Senior Term Loan Facility and the U.S. ABL Facility on a third priority basis and bear interest at a rate equal to 11%. The Senior Secured 11% Notes are redeemable by Lyondell Chemical prior to maturity at specified redemption premiums, depending on the date the notes are redeemed. The Senior Secured 11% Notes are redeemable at par after May 1, 2013.

Other — In the five months ended September 30, 2010, amortization of debt premiums and debt issuance costs resulted in amortization expense of $15 million that was included in interest expense in the Consolidated Statements of Income.

Contractual interest for the Debtors was $236 million and $914 million for the one and four-month periods ended April 30, 2010, respectively; and $695 million and $1,998 million for the three and nine months ended September 30, 2009, respectively.

12.	Financial Instruments and Derivatives

Cash Concentration — Our cash equivalents are placed in high-quality commercial paper, money market funds and time deposits with major international banks and financial institutions.

We are exposed to market risks, such as changes in commodity pricing, currency exchange rates and interest rates. To manage the volatility related to these exposures, we selectively enter into derivative transactions pursuant to our policies. Designation of the derivatives as fair-value or cash-flow hedges is performed on a specific exposure basis. Hedge accounting may or may not be elected with respect to certain short-term exposures. The changes in fair value of these hedging instruments will be offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged.

Commodity Prices — We are exposed to commodity price volatility related to anticipated purchases of natural gas, crude oil and other raw materials and to sales of our products. We selectively use commodity swap, option, and futures contracts with various terms to manage the volatility related to these risks. Such contracts are generally limited to durations of one year or less. Cash-flow hedge accounting may be elected for these derivative transactions. In cases, when the duration of a derivative is short, hedge accounting generally would not be elected. When hedge accounting is not elected, the changes in fair value of these instruments will be recorded in earnings. When hedge accounting is elected, gains and losses on these instruments will be deferred in accumulated other comprehensive income (“AOCI”), to the extent that the hedge remains effective, until the underlying transaction is recognized in earnings.

The Company entered into futures contracts with respect to sales of gasoline and heating oil. These futures transactions were not designated as hedges, and the changes in the fair value of the futures contracts were recognized in earnings. In the five months ended September 30, 2010, we settled futures positions for

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Financial Instruments and Derivatives — (Continued)

gasoline and heating oil of 194 million gallons and 172 million gallons, respectively, resulting in a net loss of $6 million and a net gain of less than $1 million, respectively. At September 30, 2010, futures contracts for 55 million gallons of gasoline and heating oil in the notional amount of $118 million, maturing in October and November 2010, were outstanding. The fair values, based on quoted market prices, resulted in a net receivable of less than $1 million at September 30, 2010.

In addition, we settled futures positions for crude oil of 2 million barrels during the five months ended September 30, 2010, resulting in net gains of $3 million. These futures transactions were not designated as hedges.

We also entered into futures contracts during the five months ended September 30, 2010 with respect to purchases of crude oil and sales of gasoline. These futures transactions were not designated as hedges. We settled futures positions for gasoline of 1 million barrels in the five months ended September 30, 2010, resulting in a net gain of $5 million. We settled futures positions for crude oil of 1 million barrels in the five months ended September 30, 2010, resulting in a net loss of $7 million.

Foreign Currency Rates — We have significant operations in several countries of which functional currencies are primarily the U.S. dollar for U.S. operations and the Euro for operations in Europe. We enter into transactions denominated in currencies other than our functional currency and the functional currencies of our subsidiaries and are, therefore, exposed to foreign currency risk on receivables and payables. We maintain risk management control systems intended to monitor foreign currency risk attributable to both the outstanding foreign currency balances and future commitments. The risk management control systems involve the centralization of foreign currency exposure management, the offsetting of exposures and the estimating of expected impacts of changes in foreign currency rates on our earnings. We enter into foreign currency forward contracts to reduce the effects of net currency exchange exposures. At September 30, 2010, foreign currency forward contracts in the notional amount of $87 million, maturing in October 2010, were outstanding.

For forward contracts that economically hedge recognized monetary assets and liabilities in foreign currencies, no hedge accounting is applied. Changes in the fair value of foreign currency forward contracts are reported in the Consolidated Statements of Income and offset the currency exchange results recognized on the assets and liabilities.

Foreign Currency Gain (Loss) — Other income, net, in the Consolidated Statements of Income reflected a loss of $18 million and a gain of $22 million in the three and five months ended September 30, 2010, respectively; losses of $258 million for the four months ended April 30, 2010; and gains of $90 million and $179 million for the three and nine months ended September 30, 2009, respectively, related to changes in currency exchange rates.

Interest Rates — Pursuant to the provisions of the Plan of Reorganization, $201 million in liabilities associated with interest rate swaps designated as cash flow hedges in the notional amount of $2,350 million were discharged on April 30, 2010. The Predecessor Company discontinued accounting for the interest rate swap as a hedge and, in April 2010, $153 million of unamortized loss was released from AOCI and recognized in earnings.

Warrants — As of September 30, 2010, LyondellBasell N.V. has warrants to purchase 11,508,204 class A ordinary shares at an exercise price of $15.90 per class A ordinary share issued and outstanding. The warrants have anti-dilution protection for in-kind stock dividends, stock splits, stock combinations and similar transactions and may be exercised at any time during the period from April 30, 2010 to the close of business on April 30, 2017. Upon an affiliate change of control, the holders of the warrants may put the warrants to LyondellBasell N.V. at a price equal to, as applicable, the in-the-money value of the warrants or the Black-Scholes value of the warrants.

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Financial Instruments and Derivatives — (Continued)

The fair value of each warrant granted is estimated based on quoted market price as of September 30, 2010.

The fair values of the warrants were determined to be $160 million and $101 million at September 30, 2010 and at April 30, 2010, respectively.

The following table summarizes financial instruments outstanding as of September 30, 2010 and December 31, 2009 that are measured at fair value on a recurring basis and the bases used to determine their fair value in the consolidated balance sheets:

			Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
			Identical	Observable	Unobservable
	Notional		Assets	Inputs	Inputs
Millions of dollars	Amount	Total	(Level 1)	(Level 2)	(Level 3)

Successor
September 30, 2010:
Assets at fair value:
Derivatives:
Gasoline and heating oil	$118	$—	$—	$—	$—

Liabilities at fair value:
Derivatives:
Warrants	$183	$160	$160	$—	$—
Foreign currency	87	—	—	—	—

	$270	$160	$160	$—	$—

Predecessor
December 31, 2009:
Liabilities at fair value:
Derivatives:
Gasoline, heating oil and crude oil	$38	$2	$—	$2	$—
Foreign currency	234	20	—	20	—

	$272	$22	$—	$22	$—

The fair value of all non-derivative financial instruments included in current assets, including cash and cash equivalents and accounts receivable, and accounts payable, approximated the applicable carrying value due to the short maturity of those instruments.

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Financial Instruments and Derivatives — (Continued)

The following table provides the fair value of derivative instruments and their balance sheet classifications at September 30, 2010:

Millions of Dollars	Balance Sheet Classification

Successor
Fair Value of Derivative Instruments
Asset Derivatives
Not designated as hedges:
Commodities	Prepaid expenses and other current assets	$—

Liability Derivatives
Not designated as hedges:
Warrants	Other liabilities	$160
Foreign currency	Accrued liabilities	—

$160

The following table summarizes the pretax effect of derivative instruments charged directly to income:

	Effect of Financial Instruments
	Gain	Gain (Loss)	Additional
	(Loss)	Reclassified	Gain (Loss)
	Recognized	from AOCI	Recognized	Income Statement
Millions of dollars	in AOCI	to Income	in Income	Classification

Successor
For the period May 1 through September 30, 2010:
Derivatives not designated as hedges:
Warrants	$—	$—	$(59)	Other income (expense), net
Commodities	—	—	(4)	Cost of sales
Foreign currency	—	—	(1)	Other income (expense), net

	$—	$—	$(64)

The carrying value and the estimated fair value of the Company’s non-derivative financial instruments are shown in the table below:

	Successor		Predecessor
	September 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
Millions of dollars	Value	Value	Value	Value
Short and long-term debt, including current maturities and debt classified as liabilities subject to compromise	$7,325	$7,891	$25,354	$13,986

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Financial Instruments and Derivatives — (Continued)

The following table summarizes the bases used to measure certain liabilities at fair value on a recurring basis, which are recorded at historical cost or amortized cost, in the consolidated balance sheet:

	Successor	Fair Value Measurement
Quoted Prices
			in Active	Significant
	Carrying		Markets for	Other	Significant
	Value	Fair Value	Identical	Observable	Unobservable
	September 30,	September 30,	Assets	Inputs	Inputs
Millions of dollars	2010	2010	(Level 1)	(Level 2)	(Level 3)

Short and long-term debt, including current maturities	$7,325	$7,891	$—	$7,362	$529

The following table is a reconciliation of the beginning and ending balances of Level 1, Level 2 and Level 3 inputs:

	Fair Value	Fair Value
	Measurement	Measurement	Fair Value
	Using	Using	Measurement
	Quoted Prices	Significant	Using
	in Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
Millions of dollars	(Level 1)	(Level 2)	(Level 3)

Debt and warrants
Balance at May 1, 2010	$—	$6,758	$558
Purchases, sales, issuances, and settlements, net	—	(1)	64
Transfers in and/or out of Level 3	84	—	(84)
Total gains or losses (realized/unrealized)	76	605	(9)

Balance at September 30, 2010	$160	$7,362	$529

For liabilities classified as Level 1, the fair value is measured using quoted prices in active markets. The total fair value is either the price of the most recent trade at the time of the market close or the official close price, as defined by the exchange in which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs. For liabilities classified as Level 2, fair value is based on the price a market participant would pay for the security, adjusted for the terms specific to that asset and liability. Broker quotes were obtained from well established and recognized vendors of market data for debt valuations. The inputs for liabilities classified as Level 3 reflect our assessment of the assumptions that a market participant would use in determining the price of the asset or liability, including our liquidity risk at September 30, 2010.

Quoted market prices as of September 30, 2010 were used to estimate the fair value of our warrants. A Black-Scholes option-pricing model was used to estimate the fair value of the warrants at April 30, 2010; therefore, the $84 million fair value as of April 30, 2010 has been transferred from Level 3 to Level 1 in the above table.

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Pension and Other Postretirement Benefits

Net periodic pension benefits included the following cost components:

	U.S. Plans
	Successor		Predecessor
	Three Months	May 1	January 1	Three Months	Nine Months
	Ended	through	through	Ended	Ended
	September 30,	September 30,	April 30,	September 30,	September 30,
Millions of dollars	2010	2010	2010	2009	2009
Service cost	$11	$18	$15	$12	$38
Interest cost	23	39	31	21	67
Expected return on plan assets	(22)	(37)	(31)	(22)	(68)
Amortization	—	—	3	4	10

Net periodic pension benefit cost	$12	$20	$18	$15	$47

	Non-U.S. Plans
	Successor		Predecessor
	Three Months	May 1	January 1	Three Months	Nine Months
	Ended	through	through	Ended	Ended
	September 30,	September 30,	April 30,	September 30,	September 30,
Millions of dollars	2010	2010	2010	2009	2009
Service cost	$8	$12	$9	$9	$26
Interest cost	13	22	17	15	46
Expected return on plan assets	(8)	(13)	(10)	2	(19)
Amortization	—	—	1	1	1

Net periodic pension benefit cost	$13	$21	$17	$27	$54

Net periodic other postretirement benefits included the following cost components:

	U.S. Plans
	Successor		Predecessor
	Three Months	May 1	January 1	Three Months	Nine Months
	Ended	through	through	Ended	Ended
	September 30,	September 30,	April 30,	September 30,	September 30,
Millions of dollars	2010	2010	2010	2009	2009
Service cost	$1	$2	$2	$1	$4
Interest cost	4	7	5	5	14
Amortization	—	—	(3)	(2)	(7)

Net periodic benefit cost	$5	$9	$4	$4	$11

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Pension and Other Postretirement Benefits — (Continued)

	Non-U.S. Plans
	Successor		Predecessor
	Three Months	May 1	January 1	Three Months	Nine Months
	Ended	through	through	Ended	Ended
	September 30,	September 30,	April 30,	September 30,	September 30,
Millions of dollars	2010	2010	2010	2009	2009
Service cost	$—	$—	$—	$2	$6
Interest cost	1	1	1	—	1

Net periodic benefit cost	$1	$1	$1	$2	$7

Under the Plan of Reorganization, except with respect to the Supplemental Executive Retirement Plan, all benefit plans and collective bargaining agreements remained in force subsequent to the Debtors’ emergence from chapter 11 proceedings. Accordingly, approximately $854 million of pension and other post-retirement benefit liabilities were reclassified from liabilities subject to compromise to current or long-term liabilities, as appropriate, upon emergence from bankruptcy (see Note 4).

Employees in the U.S. are eligible to participate in defined contribution plans (“Employee Savings Plans”) by contributing a portion of their compensation. We match a part of the employees’ contribution. The Predecessor had temporarily suspended contributions beginning in March 2009 as a result of filing voluntary petitions for reorganization under chapter 11 of the U.S. Bankruptcy Code. In May 2010, we resumed matching contributions under the Employee Savings Plans.

14.	Incentive and Share-Based Compensation

Medium-Term Incentive Plan — Upon the Debtors’ emergence from chapter 11 proceedings, we replaced the Predecessor Company’s Management Incentive Plan with the 2010 Medium-Term Incentive Plan (“MTI”). The MTI is designed to link the interests of senior management with the interests of shareholders by tying incentives to measurable corporate performance. The MTI provides for payouts based on our return on assets and cost improvements over the calendar years 2010 through 2012. Benefits under the MTI will vest on the date, following December 31, 2012, on which the Compensation Committee of the Supervisory Board certifies the performance results and will be paid on March 31 following the end of the performance cycle. The MTI provides for an accelerated pro-rata payout in the event of a change in control of the Successor Company. We recorded $2 million and $3 million of compensation expense for the three and five months ended September 30, 2010, respectively based on the expected achievement of performance results.

Long-Term Incentive Plan — Upon the Debtors’ emergence from chapter 11 proceedings, we created the 2010 Long-Term Incentive Plan (“LTI”). Under the LTI, the Compensation Committee is authorized to grant restricted stock, restricted stock units, stock options, stock appreciation rights and other types of equity-based awards. The Compensation Committee determines the recipients of the equity awards, the type of award made, the required performance measures, and the timing and duration of each grant. The maximum number of shares of LyondellBasell N.V. stock reserved for issuance under the LTI is 22,000,000. In connection with the Debtors’ emergence from bankruptcy, awards were granted to our senior management and we have since granted awards for new hires and promotions. As of September 30, 2010, there were 9,514,397 shares remaining available for issuance.

The LTI awards resulted in compensation expense of $9 million and $14 million for the three and five months ended September 30, 2010, respectively, and $24 million for the one month ended April 30, 2010. The tax benefits were $3 million and $5 million for the three and five months ended September 30, 2010, respectively, and $8 million for the one month ended April 30, 2010.

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Incentive and Share-Based Compensation — (Continued)

Restricted Stock Units — Restricted stock units entitle the recipient to be paid out an equal number of class A ordinary shares on the fifth anniversary of the grant date, subject to forfeiture in the event of certain termination events. Restricted stock units are accounted for as an equity award with compensation cost recognized ratably over the vesting period.

The following table summarizes restricted stock unit activity for the five months ended September 30, 2010 in thousands of units:

	Number of	Weighted-
	Units	Average Price

Outstanding at May 1, 2010	—	$—
Granted	2,024	17.60
Paid	—	—
Forfeited	(13)	—

Outstanding at September 30, 2010	2,011	$17.60

For the three and five months ended September 30, 2010, the compensation expense related to the outstanding restricted stock units was $2 million and $3 million, and the related tax benefit was less than $1 million and $1 million, respectively. As of September 30, 2010, the unrecognized compensation cost related to restricted stock units was $32 million, which is expected to be recognized over a weighted-average period of 5 years.

Stock Options — Stock options are granted with an exercise price equal to the market price of class A ordinary shares at the date of grant. The stock options are accounted for as an equity award with compensation cost recognized using the graded vesting method. We issued certain Stock options to purchase 1% of the number of common stock shares outstanding at the Debtors’ emergence from bankruptcy. These options vest in five equal, annual installments beginning on May 14, 2009 and may be exercised for a period of seven years following the grant date at a price of $17.61 per share, the fair value of the Company’s common stock based on its reorganized value at the date of emergence. All other stock options vest in equal increments on the second, third and fourth anniversary of the grant date and have a contractual term of ten years, with accelerated vesting upon death, disability, or change in control and exercise prices ranging from $16.45 to $21.03.

The fair value of each stock option award is estimated, based on several assumptions, on the date of grant using the Black-Scholes option valuation model. Upon adoption of ASC 718 Stock Compensation, we modified our methods used to determine these assumptions based on the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107. We estimated volatility based on the historic average of the common stock of our peer companies and the historic stock price volatility over the expected term. The fair value and the assumptions used for the 2010 grants are shown in the table below.

Weighted-average Fair Value per share of options granted	$7.81
Fair value assumptions:
Dividend yield	0.00%
Expected volatility	47.0%
Risk-free interest rate	1.82-2.94%
Weighted-average expected term, in years	5.2

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Incentive and Share-Based Compensation — (Continued)

The following table summarizes stock option activity for the four months ended April 30, 2010 and the five months ended September 30, 2010 in thousands of shares for the non-qualified stock options:

			Weighted-
		Weighted-	Average	Aggregate
		Average	Remaining	Intrinsic
	Shares	Price	Term	Value

Predecessor
Outstanding at January 1, 2010	—	$—
Granted	5,639	17.61	7.0 years
Exercised	—	—

Outstanding at April 30, 2010	5,639	$17.61	7.0 years	$—

Exercisable at April 30, 2010	—	$—		$—

Successor
Outstanding at May 1, 2010	5,639	$17.61	7.0 years
Granted	3,064	17.60	9.6 years
Exercised	—	—

Outstanding at September 30, 2010	8,703	$17.60	7.7 years	$55

Exercisable at September 30, 2010	1,128	$17.61	6.6 years	$7

Total stock option expense was $4 million and $7 million for the three and five months ended September 30, 2010, respectively, and $19 million for the four months ended April 30, 2010. The related tax benefits were $1 million, $3 million and $6 million for the three and five months ended September 30, 2010, and four months ended April 30, 2010, respectively. As of September 30, 2010, the unrecognized compensation cost related to non-qualified stock options was $42 million, which is expected to be recognized over a weighted-average period of 4 years.

Restricted Stock Shares — On April 30, 2010, we issued restricted class A ordinary shares. The shares may not be sold or transferred and have no voting rights, until the restrictions lapse on May 14, 2014.

The following table summarizes restricted stock shares activity for the four months ended April 30, 2010 and the five months ended September 30, 2010 in thousands of shares:

		Weighted-
	Number of	Average Grant
	Shares	Date Fair Value

Predecessor
Outstanding at January 1, 2010	—	$—
Granted	1,772	17.61
Paid	—	—
Forfeited	—	—

Outstanding at April 30, 2010	1,772	$17.61

Successor
Outstanding at May 1, 2010	1,772	$17.61
Granted	—	—
Paid	—	—
Forfeited	—	—

Outstanding at September 30, 2010	1,772	$17.61

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Incentive and Share-Based Compensation — (Continued)

The total restricted stock shares expense was $3 million, $4 million and $5 million for the three and five months ended September 30, 2010, and four months ended April 30, 2010, respectively. The related tax benefit was $1 million, $1 million and $2 million for the three and five months ended September 30, 2010, and four months ended April 30, 2010, respectively. As of September 30, 2010, the unrecognized compensation cost related to restricted stock shares was $23 million, which is expected to be recognized over a weighted-average period of 4 years.

Stock Appreciation Rights — Certain employees in Europe were granted stock appreciation rights (“SARs”) under the LTI. SARs gives those employees the right to receive an amount of cash equal to the appreciation in the market value of the Company’s class A ordinary shares from the award’s grant date to the exercise date. Because the SARs are settled in cash, they are accounted for as a liability award. The SARs vest over three years beginning with the second anniversary of the grant date. We recognized less than $1 million of compensation expense related to SARs for each of the three and five months ended September 30, 2010.

15.	Income Taxes

In the five months ended September 30, 2010, we recorded a tax provision of $282 million, representing an effective tax rate of 25.7% on pre-tax income of $1,096 million. In the four months ended April 30, 2010, the Predecessor recorded a tax benefit of $693 million, representing an effective tax rate of (8.9)% on pre-tax income of $7,811 million. In the first nine months of 2009 the Company recorded a tax benefit of $851 million, representing an effective tax rate of 29.6% on a pre-tax loss of $2,872 million. The provision for the 2010 Successor period differs from the U.S. statutory rate of 35% primarily due to income or loss, sourced from countries with other than 35% statutory rates and the reduction of valuation allowances against certain of our deferred tax assets related to non-U.S. operating loss carryforwards that were realized during the period. The tax provision for the Predecessor period differs from the U.S. statutory rate primarily because a significant portion of the pre-tax gain from the discharge of pre-petition liabilities will not result in future tax liabilities, which was somewhat offset by restructuring charges for which no tax benefit was provided. The tax benefit recorded for the first nine months of 2009 was lower than the statutory rate primarily due to restructuring costs for which no tax benefit was provided, non-deductible impairment charges related to equity investments and income or loss, sourced from countries with other than 35% statutory rates. The reduced tax benefit was partly offset by the reduction of valuation allowances recorded in prior periods against non-U.S. net operating loss carryforwards, changes in estimates for prior year items, and the recognition of uncertain tax positions.

The application of fresh-start accounting on May 1, 2010 resulted in the re-measurement of deferred income tax liabilities associated with the revaluation of the Company’s assets and liabilities pursuant to ASC 852 (see Note 4). As a result, deferred income taxes were recorded at amounts determined in accordance with ASC 740 of $1,362 million. Further, the Company recorded valuation allowances against certain of our deferred tax assets resulting from this re-measurement.

LyondellBasell N.V. is incorporated and is resident in The Netherlands. However, since the Company’s proportion of U.S. revenues, assets, operating income and associated tax provisions is significantly greater than any other single taxing jurisdiction within the worldwide group, the reconciliation of the differences between the provision for income taxes and the statutory rate is presented on the basis of the U.S. statutory federal

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Income Taxes — (Continued)

income tax rate of 35% as opposed to the Dutch statutory rate of 25.5% to provide a more meaningful insight into those differences. This summary for the Predecessor period is shown below:

Predecessor
January 1
through
April 30,
Millions of dollars	2010

Theoretical income tax at U.S. statutory rate	$2,733
Increase (reduction) resulting from:
Discharge of debt and other reorganization related items	(3,339)
Non-deductible professional fees	46
State income taxes, net of federal benefit	54
Changes in valuation allowances	37
Uncertain tax positions	23
Notional royalties	(11)
Other income taxes, net of federal benefit	(34)
Non-U.S. income taxed at lower statutory rates	(173)
Other, net	(29)

Income tax benefit	$(693)

Under the Plan of Reorganization, a substantial portion of the Company’s pre-petition debt securities, revolving credit facility and other obligations was extinguished. Absent an exception, a debtor recognizes cancellation of indebtedness income (“CODI”) upon discharge of its outstanding indebtedness for an amount of consideration that is less than its adjusted issue price. The Internal Revenue Code of 1986, as amended (“IRC”), provides that a debtor in a bankruptcy case may exclude CODI from taxable income but must reduce certain of its tax attributes by the amount of any CODI realized as a result of the consummation of a plan of reorganization. The amount of CODI realized by a taxpayer is the adjusted issue price of any indebtedness discharged less the sum of (i) the amount of cash paid, (ii) the issue price of any new indebtedness issued and (iii) the fair market value of any other consideration, including equity, issued. As a result of the market value of equity upon emergence from chapter 11 bankruptcy proceedings, the estimated amount of U.S. CODI exceeded the estimated amount of the Company’s U.S. tax attributes by approximately $6,800 million. These estimates are subject to revision, as the actual reduction in tax attributes does not occur until the first day of the Company’s tax year subsequent to the date of emergence, or January 1, 2011.

As a result of attribute reduction, we do not expect to retain any U.S. net operating loss carryforwards, alternative minimum tax credits or capital loss carryforwards. In addition, we expect that most, if not all, of our tax bases in depreciable assets in the U.S. will be eliminated. Accordingly, we expect that the liability for U.S. income taxes in future periods will reflect these adjustments and the estimated U.S. cash tax liabilities for the years following 2010 will be significantly higher than in 2009 or 2010.

IRC Sections 382 and 383 provide an annual limitation with respect to the ability of a corporation to utilize its tax attributes, as well as certain built-in-losses, against future U.S. taxable income in the event of a change in ownership. The Debtors’ emergence from chapter 11 bankruptcy proceedings is considered a change in ownership for purposes of IRC Section 382. The limitation under the IRC is based on the value of the corporation as of the emergence date. We do not expect that the application of these limitations will have any material affect upon our U.S. federal income tax liabilities after 2010. Germany has similar provisions that preclude the use of certain tax attributes generated prior to a change of control. As of the Emergence Date, the

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Income Taxes — (Continued)

Company had tax benefits associated with excess interest expense carryforwards in the amount of $16 million that will be eliminated as a result of the emergence. The reversal of tax benefits associated with the loss of these carryforwards is reflected in the Predecessor period.

As of December 31, 2009 the Company had U.S. tax loss carryforwards of $854 million and alternative minimum tax credit carryforwards of $214 million. These carryforwards are expected to be eliminated as of December 31, 2010 as a result of the CODI attribute reduction. However, these carryforwards are still available for utilization through the end of 2010, subject to limitation under IRC sections 382 and 383 (see above).

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Income Taxes — (Continued)

Deferred income taxes represent temporary differences in the recognition of certain items for financial reporting and income tax purposes. A summary of the estimated components of the net deferred income tax liabilities after the application of the fresh-start adjustments to fair value is shown below (in millions):

	Successor	Predecessor
	May 1,	December 31,
Millions of dollars	2010	2009
Deferred tax liabilities:
Accelerated tax depreciation	$1,469	$3,251
Investments in joint venture partnerships	363	482
Accrued interest	—	341
Other intangible assets	26	142
Inventory	693	238
Deferred charges and revenues	241	307
Other	20	17

Total deferred tax liabilities	2,812	4,778

Deferred tax assets:
Net operating loss carryforwards	719	1,031
Employee benefit plans	426	543
Deferred interest carryforwards	847	638
AMT credits	—	214
Goodwill	—	44
State and foreign income taxes, net of federal tax benefit	85	107
Deferred charges and revenues	10	19
Environmental reserves	4	549
Other	190	167

Total deferred tax assets	2,281	3,312
Deferred tax asset valuation allowances	(831)	(666)

Net deferred tax assets	1,450	2,646

Net deferred tax liabilities	$1,362	$2,132

Balance sheet classifications:
Deferred tax assets — current	$1	$4
Deferred tax assets — long term	—	115
Deferred income liability — current	443	170
Deferred income liability — long term	920	2,081

Net deferred tax liabilities	$1,362	$2,132

We continue to maintain a valuation allowance related to net deferred tax assets in several non-U.S. jurisdictions. The current and future provision for income taxes is significantly impacted by the initial recognition of and changes in valuation allowances until it is more likely than not that the deferred tax assets will be realized. Future provision for income taxes will include no tax benefit with respect to losses incurred and no

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Income Taxes — (Continued)

tax expense with respect to income generated in these countries until the respective valuation allowance is eliminated.

If, in the future, taxable income is generated on a sustained basis in jurisdictions where a full valuation allowance has been recorded, the conclusion regarding the need for full valuation allowances in these tax jurisdictions could change, resulting in the reversal of some or all of the valuation allowances. If operations generate taxable income prior to reaching profitability on a sustained basis, a portion of the valuation allowance related to the corresponding realized tax benefit for that period will be reversed, without changing the conclusion on the need for a full valuation allowance against the remaining net deferred tax assets. As a result, our current and future provision for income taxes is significantly impacted by the initial recognition of, and changes in, valuation allowances in certain countries and the Successor period effective tax rate of 25.7% may not be indicative of our future effective tax rate.

16.	Commitments and Contingencies

Commitments — We have various purchase commitments for materials, supplies and services incident to the ordinary conduct of business, generally for quantities required for our businesses and at prevailing market prices. These commitments are designed to assure sources of supply and are not expected to be in excess of normal requirements. At September 30, 2010, we had commitments of approximately $14 million related to rebuilding an expanded world-scale high-density polyethylene plant at our Münchsmünster, Germany site. Our other capital expenditure commitments at September 30, 2010 were in the normal course of business.

Environmental Remediation — Our accrued liability for future environmental remediation costs at current and former plant sites and other remediation sites totaled $95 million as of September 30, 2010. The liabilities for individual sites range from less than $1 million to $23 million. The remediation expenditures are expected to occur over a number of years, and not to be concentrated in any single year. In our opinion, it is reasonably possible that losses in excess of the liabilities recorded may have been incurred. However, we cannot estimate any amount or range of such possible additional losses. New information about sites, new technology or future developments such as involvement in investigations by regulatory agencies, could require us to reassess our potential exposure related to environmental matters.

The following table summarizes the activity in the Company’s accrued environmental liability included in “Accrued liabilities” and “Other liabilities”:

	Successor	Predecessor
	May 1	January 1	Nine Months
	through	through	Ended
	September 30,	April 30,	September 30,
Millions of dollars	2010	2010	2009
Balance at beginning of period	$93	$89	$256
Additional provisions	3	11	1
Amounts paid	(2)	(2)	(5)
Reclassification to Liabilities subject to compromise	—	—	(133)
Foreign exchange effects	1	(5)	3

Balance at end of period	$95	$93	$122

The Debtors resolved substantially all of their liability related to third-party sites (including sites where the Debtors were subject to a Comprehensive Environmental Response, Compensation and Liability Act or similar state order to fund or perform such cleanup, such as the river and the other portions of the Kalamazoo River Superfund Site that the Debtors do not own) through creation of the Environmental Custodial Trust and

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Commitments and Contingencies — (Continued)

agreement on allowed claim values as set forth in the Debtors’ Third Amended Plan of Reorganization and Settlement Agreement Among the Debtors, the Environmental Custodial Trust Trustee, The United States, and certain environmental Agencies filed with the U.S. Bankruptcy Court on March 30, 2010 and approved by the court on April 23, 2010. Upon the Debtors’ emergence from bankruptcy, certain real properties owned by the Debtors, including the Schedule III Debtors (as defined in the Plan of Reorganization), were transferred to the Environmental Custodial Trust, which now owns and is responsible for these properties. Consistent with the Debtors’ settlement with the governmental agencies and its Plan of Reorganization, approximately $170 million of cash was also used to fund the Environmental Custodial Trust and to make certain direct payments to the Environmental Protection Agency and certain state environmental agencies.

Litigation and Other Matters — On April 12, 2005, BASF Corporation (“BASF”) filed a lawsuit in New Jersey against Lyondell Chemical asserting various claims relating to alleged breaches of a product sales contract and seeking damages in excess of $100 million. Lyondell Chemical denies it breached the contracts. Lyondell Chemical believed the maximum refund due to BASF was $22.5 million on such product sales and has paid such amount to BASF. On August 13, 2007, the jury returned a verdict in favor of BASF in the amount of approximately $170 million (which includes the above $22.5 million). On October 3, 2007, the judge determined that prejudgment interest on the verdict was $36 million. Lyondell Chemical is appealing this verdict and has posted a bond, which is collateralized by a $200 million letter of credit. On April 21, 2010, oral arguments related to the appeal were held. We do not expect the resolution of this matter to have a material adverse effect on our consolidated financial position, liquidity, or results of operations, although it is possible that any such resolution could have a material adverse effect on our results of operation for any period in which a resolution occurs.

Indemnification — We are parties to various indemnification arrangements, including arrangements entered into in connection with acquisitions, divestitures and the formation of joint ventures. Pursuant to these arrangements, we provide indemnification to and/or receive indemnification from other parties in connection with liabilities that may arise in connection with the transactions and in connection with activities prior to completion of the transactions. These indemnification arrangements typically include provisions pertaining to third party claims relating to environmental and tax matters and various types of litigation. As of September 30, 2010, we had not accrued any significant amounts for our indemnification obligations, and we are not aware of other circumstances that would likely lead to significant future indemnification obligations. We cannot determine with certainty the potential amount of future payments under the indemnification arrangements until events arise that would trigger a liability under the arrangements.

In addition, certain third parties entered into agreements with the Predecessor, LyondellBasell AF, to indemnify LyondellBasell AF for a significant portion of the potential obligations that could arise with respect to costs relating to contamination at the Berre site in France and the Ferrara and Brindisi sites in Italy. These indemnity obligations are currently in dispute. We recognized a pretax charge of $64 million as a change in estimate in the third quarter 2010 related to the dispute, which arose during that period.

As part of our technology licensing contracts, we give indemnifications to our licensees for liabilities arising from possible patent infringement claims with respect to proprietary licensed technology. Such indemnifications have a stated maximum amount and generally cover a period of five to ten years.

Other — We have identified an agreement related to a project in Kazakhstan under which a payment was made that raises compliance concerns under the U.S. Foreign Corrupt Practices Act (the “FCPA”). We have engaged outside counsel to investigate these activities, under the oversight of the Audit Committee of the Supervisory Board, and to evaluate internal controls and compliance policies and procedures. We made a voluntary disclosure of these matters to the U.S. Department of Justice and are cooperating fully with that agency. The ultimate outcome of this matter cannot be predicted at this time or whether other matters raising

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Commitments and Contingencies — (Continued)

compliance issues will be discovered, including under other statutes. In this respect, we may not have conducted business in compliance with the FCPA and may not have had policies and procedures in place adequate to ensure compliance. Therefore, we cannot reasonably estimate a range of liability for any potential penalty resulting from these matters. Violations of these laws could result in criminal and civil liabilities and other forms of relief that could be material to us.

Certain of our non-U.S. subsidiaries conduct business in countries subject to U.S. economic sanctions, including Iran. U.S. laws and regulations, and new European regulations, prohibit certain persons from engaging in business activities, in whole or in part, with sanctioned countries, organizations and individuals. The U.S. Congress recently passed legislation that could result in the imposition of sanctions on U.S. and non-U.S. persons and entities doing business with Iran. In connection with our continuing review of compliance risks in this area, certain activities have been identified that raise compliance issues under applicable sanctions laws and regulations. We have made voluntary disclosure of these matters to the U.S. Treasury Department and intend to cooperate fully with that agency. The ultimate outcome of this matter cannot be predicted at this time because our investigations are ongoing. Therefore, we cannot reasonably estimate a range of liability for any potential penalty resulting from these matters. In addition, our management has made the decision to cease all business with the government, entities and individuals in Iran and we are working with regulatory authorities to implement this decision. These business activities present a potential risk that could subject the Company to civil and criminal penalties as well as private legal proceedings that could be material to us. Likewise, violations of these laws could result in criminal and civil liabilities and other forms of relief that could be material to us. We cannot predict the ultimate outcome of this matter at this time because our investigations and withdrawal activities are ongoing.

We and our joint ventures are, from time to time, defendants in lawsuits and other commercial disputes, some of which are not covered by insurance. Many of these suits make no specific claim for relief. Although final determination of any liability and resulting financial impact with respect to any such matters cannot be ascertained with any degree of certainty, we do not believe that any ultimate uninsured liability resulting from these matters will, individually or in the aggregate, have a material adverse effect on the financial position, liquidity or results of operations of LyondellBasell N.V.

General — In our opinion, the matters discussed in this note are not expected to have a material adverse effect on the financial position or liquidity of LyondellBasell N.V. However, the adverse resolution in any reporting period of one or more of these matters could have a material impact on our results of operations for that period, which may be mitigated by contribution or indemnification obligations of others, or by any insurance coverage that may be available.

17.	Stockholders’ Equity and Non-Controlling Interests

Common Stock — On April 30, 2010, approximately 563.9 million shares of LyondellBasell N.V. common stock, including 300 million shares of class A new ordinary shares were issued in exchange for allowed claims under the Plan of Reorganization. In addition, approximately 263.9 million shares of LyondellBasell N.V. class B ordinary shares were issued in connection with a rights offering for gross proceeds of $2.8 billion.

Conversion of Class B Ordinary Shares — At the earlier of (i) the request of the relevant holder of class B ordinary shares with respect to the number of class B ordinary shares specified by such holder (ii) acquisition by us of one or more class B ordinary shares or (iii) the first date upon which the closing price per share of the class B ordinary shares has exceeded 200% of $10.61 for at least forty-five trading days within a period of sixty consecutive trading days (provided that the closing price per share of the class B ordinary shares exceeded such threshold on both the first and last day of the sixty day period), each such class B ordinary share will be converted into one class A ordinary share.

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Stockholders’ Equity and Non-Controlling Interests — (Continued)

Liquidation Preference — In the event of our dissolution, to the extent assets remain available for distribution to shareholders following the payment of our creditors, each holder of class B ordinary share is entitled to receive an amount equal to $10.61 per class B ordinary share before any distribution is made to the holders of class A ordinary shares.

Treasury shares — In connection with our formation, we issued one million one hundred twenty-five thousand (1,125,000), four eurocent (€0.04) each, class A ordinary shares for €45 thousand to Stichting TopCo, a foundation formed under the laws of The Netherlands (the “Foundation”). On April 30, 2010, we repurchased the shares from the Foundation for zero consideration. These shares are classified as Treasury Stock on our Consolidated Balance Sheet.

Non-Controlling Interests — Comprehensive loss of non-controlling interests consisted of the following components:

	Successor		Predecessor
	Three Months	May 1	January 1	Three Months	Nine Months
	Ended	through	through	Ended	Ended
	September 30,	September 30,	April 30,	September 30,	September 30,
Millions of dollars	2010	2010	2010	2009	2009
Comprehensive income (loss):
Net income (loss) attributable to non-controlling interests	$(2)	$7	$(53)	$4	$11
Fixed operating fees paid to Lyondell Chemical by the PO/SM II partnership	(5)	(9)	(7)	(5)	(15)

	$(7)	$(2)	$(60)	$(1)	$(4)

18.	Per Share Data

Basic earnings per share for the periods subsequent to April 30, 2010 are based upon the weighted average number of shares of common stock outstanding during the periods. Diluted earnings per share also include the effect of outstanding restricted stock. The outstanding stock options and warrants were anti-dilutive.

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Per Share Data — (Continued)

Earnings per share data and dividends declared per share of common stock were as follows:

	Successor
	Three Months	May 1
	Ended	through
	September 30,	September 30,
Millions of dollars	2010	2010

Net income	$467	$814
Less: net loss attributable to non-controlling interests	7	2

Net income attributable to LyondellBasell N.V.	$474	$816

Millions of shares

Basic weighted average class A and class B ordinary shares issued and outstanding	564	564
Effect of dilutive securities:
Restricted stock shares/units	1	2

Dilutive potential shares	565	566

Earnings per share:
Basic	$0.84	$1.45
Diluted	$0.84	$1.45
Anti-dilutive stock options and warrants in millions	20.2	20.2
Dividends declared per share of common stock	$—	$—

Pro-forma Earnings (Loss) per Share — LyondellBasell N.V. has provided pro forma earnings per share (loss) (“EPS”) on its Consolidated Income Statements for all predecessor periods presented, reflecting the issuance of common stock in connection with the Company’s emergence from bankruptcy on April 30, 2010. Pro forma EPS was calculated based on historical net income (loss) of the Predecessor and assuming the shares outstanding as of May 1, 2010 consisting of approximately 563.9 million shares of LyondellBasell N.V. common stock, including 300 million shares of class A common stock and approximately 263.9 million shares of class B common stock. Pro forma diluted EPS includes an additional 1,708,852 shares reflecting the effect of outstanding warrants and restricted stock on May 1, 2010. Pro forma diluted loss per share excludes the antidilutive effects of the outstanding warrants and restricted stock on May 1, 2010.

19.	Segment and Related Information

LyondellBasell N.V. operates in five segments:

•	Olefins and Polyolefins — Americas, primarily manufacturing and marketing of olefins, including ethylene; its co-products, primarily propylene, butadiene, and aromatics, which include benzene and toluene; as well as ethanol; and polyolefins, including polyethylene, comprising HDPE, LDPE and linear low density polyethylene (“LLDPE”), and polypropylene; and Catalloy process resins;

•	Olefins and Polyolefins — Europe, Asia, International, primarily manufacturing and marketing of olefins, including ethylene and its co-products, primarily propylene and butadiene; polyolefins, including polyethylene, comprising HDPE, LDPE and polypropylene; polypropylene-based compounds, materials and alloys (“PP Compounds”), Catalloy process resins and polybutene-1 polymers;

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Segment and Related Information — (Continued)

•	Intermediates and Derivatives, primarily manufacturing and marketing of PO; PO co-products, including styrene and the TBA intermediates tertiary butyl alcohol (“TBA”), isobutylene and tertiary butyl hydroperoxide; PO derivatives, including propylene glycol, propylene glycol ethers and butanediol; ethylene derivatives, including ethylene glycol, ethylene oxide (“EO”), and other EO derivatives; acetyls, including vinyl acetate monomer, acetic acid and methanol and fragrance and flavor chemicals;

•	Refining and Oxyfuels, primarily manufacturing and marketing of refined petroleum products, including gasoline, ultra-low sulfur diesel, jet fuel, lubricants (“lube oils”), alkylate, and oxygenated fuels, or oxyfuels, such as methyl tertiary butyl ether (“MTBE”) and ethyl tertiary butyl ether (“ETBE”); and

•	Technology, primarily licensing of polyolefin process technologies and supply of polyolefin catalysts and advanced catalysts.

Summarized financial information concerning reportable segments is shown in the following table for the periods presented. Presentation of the prior year’s amounts have been reclassified to conform to our current operating segments:

Successor
		Olefins and
		Polyolefins
	Olefins and	— Europe,		Refining
	Polyolefins	Asia &	Intermediates	and
Millions of dollars	— Americas	International	& Derivatives	Oxyfuels	Technology	Other	Total

Three months ended September 30, 2010:
Sales and other operating revenues:
Customers	$2,223	$3,148	$1,367	$3,448	$131	$(15)	$10,302
Intersegment	1,024	99	86	419	26	(1,654)	—

	3,247	3,247	1,453	3,867	157	(1,669)	10,302
Operating income (loss)	448	231	207	83	38	(19)	988
Income from equity investments	6	20	3	—	—	—	29

		Olefins and
		Polyolefins
	Olefins and	— Europe,		Refining
	Polyolefins	Asia &	Intermediates	and
Millions of dollars	— Americas	International	& Derivatives	Oxyfuels	Technology	Other	Total

May 1 through September 30, 2010:
Sales and other operating revenues:
Customers	$3,723	$5,246	$2,307	$5,626	$183	$(11)	$17,074
Intersegment	1,528	141	86	644	49	(2,448)	—

	5,251	5,387	2,393	6,270	232	(2,459)	17,074
Operating income (loss)	597	345	316	97	61	(6)	1,410
Income from equity investments	9	45	2	—	—	—	56

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Segment and Related Information — (Continued)

Predecessor
		Olefins and
		Polyolefins
	Olefins and	— Europe,		Refining
	Polyolefins	Asia &	Intermediates	and
Millions of dollars	— Americas	International	& Derivatives	Oxyfuels	Technology	Other	Total

January 1 through April 30, 2010:
Sales and other operating revenues:
Customers	$3,220	$4,018	$1,820	$4,293	$104	$12	$13,467
Intersegment	963	87	—	455	41	(1,546)	—

	4,183	4,105	1,820	4,748	145	(1,534)	13,467
Segment operating income (loss)	320	115	157	(99)	39	(41)	491
Current cost adjustment							199

Operating income							690
Income (loss) from equity investments	5	80	(1)	—	—	—	84

		Olefins and
		Polyolefins
	Olefins and	— Europe,		Refining
	Polyolefins	Asia &	Intermediates	and
Millions of dollars	— Americas	International	& Derivatives	Oxyfuels	Technology	Other	Total

Three months ended September 30, 2009:
Sales and other operating revenues:
Customers	$1,831	$2,524	$1,051	$3,105	$99	$2	$8,612
Intersegment	573	127	—	401	36	(1,137)	—

	2,404	2,651	1,051	3,506	135	(1,135)	8,612
Segment operating income (loss)	132	118	72	(33)	31	12	332
Current cost adjustment							87

Operating income							419
Income (loss) from equity investments	4	(169)	(3)	—	—	—	(168)

LYONDELLBASELL INDUSTRIES N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Segment and Related Information — (Continued)

		Olefins and
		Polyolefins
	Olefins and	— Europe,		Refining
	Polyolefins	Asia &	Intermediates	and
Millions of dollars	— Americas	International	& Derivatives	Oxyfuels	Technology	Other	Total

Nine months ended September 30, 2009:
Sales and other operating revenues:
Customers	$4,689	$6,310	$2,622	$8,068	$320	$2	$22,011
Intersegment	1,330	230	—	870	81	(2,511)	—

	6,019	6,540	2,622	8,938	401	(2,509)	22,011
Segment operating income (loss)	100	46	191	(157)	148	(25)	303
Current cost adjustment							64

Operating income							367
Income (loss) from equity investments	4	(155)	(15)	—	—	—	(166)

Sales and other operating revenues and operating income (loss) in the “Other” column above include elimination of intersegment transactions.

Long-lived assets, including goodwill, are summarized and reconciled to consolidated totals in the following table:

		Olefins and
		Polyolefins
	Olefins and	— Europe,		Refining
	Polyolefins	Asia &	Intermediates	and
Millions of dollars	— Americas	International	& Derivatives	Oxyfuels	Technology	Other	Total

Successor
September 30, 2010:
Property, plant and equipment, net	$1,699	$2,449	$1,805	$859	$330	$74	$7,216
Investment in PO Joint Ventures	—	—	447	—	—	—	447
Equity investments	156	1,314	112	—	—	—	1,582
Goodwill	557	182	356	—	10	—	1,105
Predecessor
April 30, 2010:
Property, plant and equipment, net	$4,103	$2,901	$2,485	$4,776	$231	$58	$14,554
Investment in PO Joint Ventures	—	—	867	—	—	—	867
Equity investments	107	966	100	—	—	—	1,173

20.	Subsequent Events

We have evaluated subsequent events through the date the financial statements were issued.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of ordinary shares being registered. We will pay all these expenses.

	Amount to be Paid

SEC Registration Fee	$646,716
Printing Fees and Expenses		(1)
Legal Fees and Expenses		(1)
Accounting Fees and Expenses		(1)
Blue Sky Fees and Expenses		(1)
Transfer Agent and Registrar Fees		(1)
Miscellaneous		(1)

Total		$(1)

(1)	Estimated expenses are not presently known. The foregoing sets forth the general categories of expenses that we anticipate we will incur in connection with the offering of securities under this registration statement on Form S-1. An estimate of the aggregate expenses in connection with the issuance and distribution of the ordinary shares being offered hereby will be included in the applicable prospectus supplement.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Assumed Indemnification Obligations

We assumed certain indemnification obligations for any person who served as a director or officer of any of the Debtors in the Bankruptcy Cases during the period beginning January 6, 2009, subject to certain exceptions. All of our current executive officers and most of our officers will be indemnified pursuant to this assumption under the Plan of Reorganization. Furthermore, pursuant to the Plan of Reorganization, to the extent that indemnification claims relate to acts or omissions prior to the commencement of the Bankruptcy Cases, any individual covered by the assumed indemnification obligations must first demonstrate that he or she has taken all reasonable actions to obtain payment under any applicable insurance policies, and that the insurers under the policies have disclaimed coverage or have informed such individual that the available limits of liability under the applicable policies have been exhausted. We will only be required to make a payment under the assumed indemnification obligations after the insurance policy has been exhausted or is not otherwise available. With respect to acts or omissions after the commencement of the Bankruptcy Cases and prior to the Emergence Date, an insurance policy took effect on December 20, 2007 which covers such acts or omissions.

New Indemnification Arrangements

Article 26 of Chapter XI of our Articles of Association contains mandatory indemnification provisions for our current and former directors and officers as described generally below.

We are obligated to indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he (or a person or entity for whom he) is or was a member of our Management Board or a member of our Supervisory Board or is or was serving at our request as a director, officer, employee or agent of another company or a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans. Our indemnification obligation applies to all liability and loss suffered and expenses (including attorneys’ fees)

reasonably incurred, except that our indemnification does not apply in respect of any claim, issue or matter as to which the person is adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to us, unless and only to the extent that the court in which such action suit or proceeding was brought or any other court having appropriate jurisdiction determines otherwise.

Expenses (including attorneys’ fees) incurred in defending a proceeding may be paid by us in advance of the final disposition of such proceeding upon a resolution of our Management Board which will have been approved by our Supervisory Board with respect to the specific case upon receipt of an undertaking by or on behalf of the member of our Management Board, member of our Supervisory Board, director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by us.

We have entered into indemnification agreements with our current directors and will enter into similar agreements with executive officers and certain officers and employees of LyondellBasell Industries N.V. We believe that these indemnification agreements are necessary to attract and retain qualified persons as our directors and executive officers and as officers and employees of LyondellBasell Industries N.V. The SEC has noted, however, that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We maintain directors’ and officers’ liability insurance coverage.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

As of April 30, 2010, the date of the emergence from bankruptcy proceedings, we:

•	issued 300,000,000 shares to eligible holders of certain claims against LyondellBasell AF and its subsidiaries;

•	issued 263,901,979 shares in connection with a rights offering that gave certain claim holders the right to subscribe for shares at a price of $10.61 per share; and

•	issued warrants to purchase 11,508,204 shares with an exercise price of $15.90 per share.

On April 23, 2010, the Bankruptcy Court entered a final order that the offering, issuance, and distribution of any securities contemplated by the Plan of Reorganization, including the issuances described above and the issuance of shares upon exercise of the warrants, shall be exempt from the registration requirements of Section 5 of the Securities Act and any other applicable law requiring registration or qualification prior to the offering, issuance, distribution, or sale of securities. An aggregate of 2,326,120 shares have been issued upon exercise of warrants in three transactions in December 2010 and January 2011.

Additionally, up to 22,000,000 shares are authorized for issuance to employees and directors of LyondellBasell Industries N.V. and its subsidiaries pursuant to our incentive plan. Pursuant to LyondellBasell Industries N.V.’s 2010 Long-Term Incentive Plan, and effective as of April 30, 2010, we issued Mr. Gallogly 1,771,794 shares of restricted stock. The restricted shares vest on the fifth anniversary of the date of Mr. Gallogly’s employment agreement of May 14, 2009. We have issued an additional 2,036,582 restricted stock units to certain senior level employees and members of the Supervisory Board. The employee restricted stock units vest, subject to earlier forfeiture, on the fifth anniversary of the date of grant. Each of the directors’ restricted stock unit awards vest on June 30 in the year of the expiration of his term as a director, which is 2011, 2012 or 2013. All of these issuances were compensatory in nature and made without cost to the employees or directors.

Effective April 30, 2010, we issued Mr. Gallogly options to purchase 5,639,020 at an exercise price of $17.61 per share. The options vest in equal increments over the five year period beginning May 14, 2009. We have issued additional options to purchase up to 3,087,573 shares to certain senior level employees at exercise prices ranging from $16.45 to $26.75 per share. These stock options vest in three equal annual increments, beginning on the second anniversary of the date of grant. The grants of the stock options were compensatory in nature and made without cost to the employees.

The grants of the restricted stock units and the stock options were made from time to time between April 30 and December 31, 2010.

These grants were made in reliance on Section 4(2) and Rule 701 of the Securities Act related to securities issued not involving a public offering and pursuant to certain compensatory benefit plans and contracts or are deemed to not be sales of securities under Section 2 of the Securities Act.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements.  Our financial statements for the years 2009, 2008 and 2007, including the report of our independent registered public accounting firm, and for the quarter ended September 30, 2010, are attached hereto beginning at page F-1 immediately following the signature page of this Registration Statement.

Page	Description

F-1	Index to the Consolidated Financial Statements

(b) Exhibits.  The following are furnished as exhibits hereto:

Exhibit
Number	Description

2.1	Third Amended and Restated Joint Chapter 11 Plan of Reorganization for the LyondellBasell Debtors, dated as of March 12, 2010. (Incorporated by reference to Exhibit 2.1 to Form 10 dated April 28, 2010)
3.1	Amended and Restated Articles of Association of LyondellBasell Industries N.V., dated as of April 29, 2010. (Incorporated by reference to Exhibit 3.1 to Amendment No. 2 to Form 10 dated July 26, 2010)
3.2	Rules for the Supervisory Board of LyondellBasell Industries N.V. (Incorporated by reference to Exhibit 3.2 to Amendment No. 2 to Form 10 dated July 26, 2010)
3.3	Rules for the Management Board of LyondellBasell Industries N.V. (Incorporated by reference to Exhibit 3.3 to Amendment No. 2 to Form 10 dated July 26, 2010)
4.1	Specimen certificate for Class A ordinary shares, par value €0.04 per share, of LyondellBasell Industries N.V. (Incorporated by reference to Exhibit 4.1 to Amendment No. 2 to Form 10 dated July 26, 2010)
4.2	Specimen certificate for Class B ordinary shares, par value €0.04 per share, of LyondellBasell Industries N.V. (Incorporated by reference to Exhibit 4.2 to Amendment No. 2 to Form 10 dated July 26, 2010)
4.3	Nomination Agreement between LeverageSource (Delaware), LLC and LyondellBasell Industries N.V., dated as of April 30, 2010. (Incorporated by reference to Exhibit 4.3 to Amendment No. 2 to Form 10 dated July 26, 2010)
4.4	Nomination Agreement between Ares Corporate Opportunities Fund III, L.P. and LyondellBasell Industries N.V., dated as of April 30, 2010. (Incorporated by reference to Exhibit 4.4 to Amendment No. 2 to Form 10 dated July 26, 2010)
4.5	Nomination Agreement between AI International Chemicals S.à.r.l. and LyondellBasell Industries N.V., dated as of April 30, 2010. (Incorporated by reference to Exhibit 4.5 to Amendment No. 2 to Form 10 dated July 26, 2010)
4.6	Registration Rights Agreement by and among LyondellBasell Industries N.V., Banc of America Securities LLC and UBS Securities LLC, dated as of April 8, 2010. (Incorporated by reference to Exhibit 4.4 to Form 10 dated April 28, 2010)
4.7	Registration Rights Agreement by and among LyondellBasell Industries N.V. and the Holders (as defined therein), dated as of April 30, 2010. (Incorporated by reference to Exhibit 4.7 to Amendment No. 2 to Form 10 dated July 26, 2010)
4.8	Amended and Restated Indenture relating to 8% Senior Secured Notes due 2017 between Lyondell Chemical Company, certain of its subsidiaries, LyondellBasell Industries N.V. and Wilmington Trust FSB, dated as of April 30, 2010. (Incorporated by reference to Exhibit 4.8 to Amendment No. 2 to Form 10 dated July 26, 2010)

Exhibit
Number		Description

4.9		Security Agreement relating to 8% Senior Secured Notes due 2017 dated as of April 30, 2010 among Lyondell Chemical Company, certain of its subsidiaries, LyondellBasell Industries N.V. and Deutsche Bank Trust Company Americas. (Incorporated by reference to Exhibit 4.9 to Amendment No. 2 to Form 10 dated July 26, 2010)
4.10		Indenture relating to 11% Senior Secured Notes due 2018 by and among LyondellBasell Industries N.V., Lyondell Chemical Company and Wells Fargo, N.A., dated as of April 30, 2010. (Incorporated by reference to Exhibit 4.10 to Amendment No. 2 to Form 10 dated July 26, 2010)
4.11		Security Agreement relating to 11% Senior Secured Notes due 2018 by and among LyondellBasell Industries N.V., Lyondell Chemical Company and Wells Fargo, N.A., dated as of April 30, 2010. (Incorporated by reference to Exhibit 4.11 to Amendment No. 2 to Form 10 dated July 26, 2010)
4.12		Warrant Agreement by and among LyondellBasell Industries N.V. and Computershare Inc. and Computershare Trust Company, N.A., dated as of April 30, 2010. (Incorporated by reference to Exhibit 4.12 to Amendment No. 2 to Form 10 dated July 26, 2010)
5	.1†	Legal opinion of Clifford Chance LLP regarding the legality of the securities being registered under this registration statement.
10.1		Employment agreement by and among James L. Gallogly, Lyondell Chemical Company and LyondellBasell AFGP, dated as of May 14, 2009. (Incorporated by reference to Exhibit 10.1 to Form 10 dated April 28, 2010)
10.2		Compensation terms of C. Kent Potter. (Incorporated by reference to Exhibit 10.2 to Form 10 dated April 28, 2010)
10.3		Employment agreement by and among Craig B. Glidden, Lyondell Chemical Company and LyondellBasell AFGP, dated as of August 5, 2009. (Incorporated by reference to Exhibit 10.3 to Form 10 dated April 28, 2010)
10.4		Employment agreement by and among Kevin Brown, Lyondell Chemical Company and LyondellBasell AFGP, dated as of March 19, 2010. (Incorporated by reference to Exhibit 10.4 to Form 10 dated April 28, 2010)
10.5		Employment agreement by and among Bhavesh V. Patel, Lyondell Chemical Company and LyondellBasell AFGP, dated as of August 5, 2009. (Incorporated by reference to Exhibit 10.5 to Form 10 dated April 28, 2010)
10.6		Employment agreement with Anton de Vries with English Language Summary. (Incorporated by reference to Exhibit 10.6 to Form 10 dated April 28, 2010)
10.7		Employment agreement between Alan S. Bigman and Basell USA Inc., dated as of August 1, 2009. (Incorporated by reference to Exhibit 10.7 to Form 10 dated April 28, 2010)
10.8		Employment agreement between Volker Trautz and Basell Holdings B.V., dated as of August 1, 2007. (Incorporated by reference to Exhibit 10.8 to Form 10 dated April 28, 2010)
10.9		Settlement Agreement and Release between Volker Trautz and LyondellBasell Industries Holdings B.V., dated as of May 29, 2009. (Incorporated by reference to Exhibit 10.9 to Form 10 dated April 28, 2010)
10.10		LyondellBasell Industries AF S.C.A. Management Incentive Plan, effective as of January 1, 2009. (Incorporated by reference to Exhibit 10.10 to Form 10 dated April 28, 2010)
10.11		LyondellBasell Industries N.V. Short-Term Incentive Plan. (Incorporated by reference to Exhibit 10.11 to Amendment No. 2 to Form 10 dated July 26, 2010)
10.12		LyondellBasell Industries N.V. Medium Term Incentive Plan. (Incorporated by reference to Exhibit 10.12 to Form 10 dated April 28, 2010)
10.13		LyondellBasell Industries N.V. 2010 Long-Term Incentive Plan. (Incorporated by reference to Exhibit 10.13 to Form 10 dated April 28, 2010)
10.14		Form of Officer and Director Indemnification Agreement. (Incorporated by reference to Exhibit 10.14 to Amendment No. 2 to Form 10 dated July 26, 2010)
10.15		Summary of Legacy Compensatory Arrangements for Named Executive Officers. (Incorporated by reference to Exhibit 10.15 to Form 10 dated April 28, 2010)

Exhibit
Number		Description

10.16		Form of Non-Qualified Stock Option Award Agreement. (Incorporated by reference to Exhibit 10.16 to Amendment No. 2 to Form 10 dated July 26, 2010)
10.17		Form of Restricted Stock Unit Award Agreement. (Incorporated by reference to Exhibit 10.17 to Amendment No. 2 to Form 10 dated July 26, 2010)
10.18		Form of Stock Appreciation Right Award Agreement. (Incorporated by reference to Exhibit 10.18 to Amendment No. 2 to Form 10 dated July 26, 2010)
10.19		Senior Secured Term Loan Credit Agreement by and between Lyondell Chemical Company, LBI Escrow Corporation, LyondellBasell Industries, N.V. and UBS AG, Stamford Branch, dated as of April 8, 2010. (Incorporated by reference to Exhibit 10.19 to Amendment No. 2 to Form 10 dated July 26, 2010)
10.20		U.S. Security Agreement among Lyondell Chemical Company, certain of its subsidiaries, LyondellBasell Industries N.V. and USB AG Stamford Branch, dated as of April 30, 2010. (Incorporated by reference to Exhibit 10.20 to Amendment No. 2 to Form 10 dated July 26, 2010)
10.21		Senior Secured Asset-Based Credit Agreement by and between Lyondell Chemical Company, certain of its subsidiaries, LyondellBasell Industries N.V. and Citibank, N.A., dated as of April 8, 2010. (Incorporated by reference to Exhibit 10.21 to Amendment No. 2 to Form 10 dated July 26, 2010)
10.22		Security Agreement dated as of April 30, 2010 between Lyondell Chemical Company, certain of its subsidiaries, LyondellBasell Industries N.V. and Citibank N.A. (Incorporated by reference to Exhibit 10.22 to Amendment No. 2 to Form 10 dated July 26, 2010)
10.23		Master Receivables Purchase Agreement dated May 4, 2010 among Basell Sales and Marketing Company B.V., Lyondell Chemie Nederland B.V., Basell Polyolefins Collections Limited, Citicorp Trustee Company Limited and Citibank, N.A., London Branch (Incorporated by reference to Exhibit 10.23 to Amendment No. 2 to Form 10 dated July 26, 2010)
21.1		List of subsidiaries of the registrant (Incorporated by reference to Exhibit 21.1 to Amendment No. 2 to Form 10 dated July 26, 2010)
23	.1†	Consent of Clifford Chance LLP (Included in Exhibit 5.1)
23.2		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.3		Consent of KPMG Audit S.a r.l., Independent Registered Public Accounting Firm
24	.1*	Powers of Attorney. (Included on Page II-7 as part of the signature page)

†	To be filed by amendment.

*	Previously filed.

ITEM 17.	UNDERTAKINGS

The undersigned registrant hereby undertakes to:

(1) file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, The State of Texas, on February 4, 2011.

LYONDELLBASELL INDUSTRIES N.V.

/s/  James L. Gallogly
Name: James L. Gallogly
Title: Sole Member of the Management Board

Pursuant to the requirements of the Securities Act of 1933, this report has been signed below by the following persons on behalf of the Registrant and in the capacities on February 4, 2011.

Signature	Title

/s/ James L. Gallogly James L. Gallogly	Chief Executive Officer and Sole Member of the Management Board (Principal Executive Officer)

/s/ C. Kent Potter C. Kent Potter	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Wendy Johnson Wendy Johnson	Vice President and Chief Accounting Officer (Principal Accounting Officer)

* Milton Carroll	Director

* Stephen F. Cooper	Director

* Joshua J. Harris	Director

* Scott M. Kleinman	Director

* Marvin O. Schlanger	Chairman of the Supervisory Board and Director

* Jeffrey S. Serota	Director

Signature	Title

* Bruce A. Smith	Director

* Rudy M.J. van der Meer	Director

*	The undersigned, by signing his name hereto, does execute this registration statement on behalf of the persons identified above pursuant to a power-of-attorney.

By:	/s/ Craig B. Glidden
  Craig B. Glidden
  Attorney-in-Fact